 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-236460
JOINT PROXY STATEMENT/PROSPECTUS FOR SPECIAL MEETING OF MUDRICK CAPITAL ACQUISITION CORPORATION AND SPECIAL MEETING OF HYCROFT MINING CORPORATION

PROSPECTUS FOR
15,512,091 SHARES OF CLASS A COMMON STOCK

The board of directors of Mudrick Capital Acquisition Corporation (the “MUDS Board”), a Delaware corporation (“MUDS,” the “Company,” “we,” “us” or “our”) has approved (a) the purchase agreement, dated as of January 13, 2020 and amended on February 26, 2020 (as it may be further amended from time to time, the “Purchase Agreement”), by and among MUDS, MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of MUDS (“Acquisition Sub”) and Hycroft Mining Corporation, a Delaware corporation (“Seller”), pursuant to which (i) Acquisition Sub will acquire from Seller the issued and outstanding equity interests of Allied Nevada Gold Holdings, LLC, a Nevada limited liability company (“Nevada Gold”), Allied VGH Inc., a Nevada corporation (“Allied VGH”) and Allied Nevada Delaware Holdings Inc., a Delaware corporation (“Allied Delaware” and, together with Nevada Gold and Allied VGH, the “Hycroft direct subsidiaries”), the direct subsidiaries of Seller, and MUDS or Acquisition Sub will acquire substantially all of the assets and assume substantially all of the liabilities of Seller (such equity interests and assets and liabilities together, the “Hycroft business”) in exchange for (x) shares of HYMC Class A common stock (as defined herein) and (y) the 1.5 Lien Notes and the Excess Notes, if any (each as defined herein), (ii) Seller will promptly distribute all of the shares of HYMC Class A common stock it receives to its stockholders pro rata (the “distribution”) and (iii) the parties will consummate the other transactions contemplated thereby, including (x) the assumption by MUDS of (A) up to $80,000,000 in aggregate principal amount of Seller’s New Subordinated Notes (as defined herein) (the “Assumed New Subordinated Notes”), (B) Seller’s obligations under the Sprott Credit Agreement (as defined herein) and (C) Seller’s liabilities and obligations under the Seller Warrant Agreement (as defined herein) (collectively, the “debt and warrant assumption”) and (y) the payoff of certain outstanding indebtedness of Seller, including the First Lien Credit Agreement and the Jacobs Note (each as defined herein) (such amount, the “payoff amount”), on the terms and subject to the conditions set forth therein, (b) the exchange agreement, dated as of January 13, 2020 (the “Exchange Agreement”), by and among Seller, Acquisition Sub, the 1.25 Lien Noteholders (as defined herein) and the 1.5 Lien Noteholders (as defined herein), pursuant to which Acquisition Sub will acquire any New Subordinated Notes in excess of the Assumed New Subordinated Notes (such notes, the “Excess Notes”) and the issued and outstanding 1.5 Lien Notes (as defined herein) (the “exchange”), and (c) the conversion and consent agreement, dated as of January 13, 2020 (the “Second Lien Conversion Agreement”), by and among Seller and all of the Second Lien Noteholders (as defined herein), pursuant to which the Second Lien Noteholders have agreed to convert their Second Lien Notes (as defined herein) into shares of Seller common stock (the “conversion,” and all of the transactions described in the foregoing clauses (a) — (c) in the order provided for in the Purchase Agreement and the Exchange Agreement and the Second Lien Conversion Agreement, together, the “business combination”). Copies of the Purchase Agreement and the Exchange Agreement are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively. In connection with the consummation of the business combination, MUDS will change its name to “Hycroft Mining Holding Corporation.” We refer to MUDS following the consummation of the business combination as “HYMC.”
Upon effectiveness of the business combination, HYMC’s issued and outstanding share capital will consist of, assuming the separation of all public units (as defined herein) into shares and warrants: (A) up to 15,512,091 shares of Class A common stock, par value $0.0001 per share (“HYMC Class A common stock”), issued to Seller and distributed to Seller’s stockholders in the business combination (the “purchase shares”), (B) up to 3,258,333 shares of HYMC Class A common stock, which shares shall have converted from an equal number of shares of MUDS Class B common stock in accordance with the terms of the Amended and Restated Certificate of Incorporation of MUDS, as amended, in effect immediately prior to the consummation of the business combination and the Parent Sponsor Letter Agreement, dated as of January 13, 2020, by and between MUDS and Mudrick Capital Acquisition Holdings LLC (“sponsor”), (C) up to 20,871,243 shares of HYMC Class A common stock issued to the holders of the Excess Notes and the 1.5 Lien Notes in the exchange, (D) (x) up to 6,500,000 shares of HYMC Class A common stock issued pursuant to (i) the Subscription/Backstop Agreements, each dated as of January 13, 2020, by and between the Initial Subscribers (as defined herein) and MUDS and/or (ii) such other subscription agreements with certain Third-Party Private Investors (as defined herein) and (y) 3,250,000 warrants (the “PIPE warrants”) to purchase one share of HYMC Class A common stock for $11.50 per share issued to the Initial Subscribers pursuant to the Subscription/Backstop Agreements, in each case, in a private placement offered to a limited number of accredited investors (as defined by Rule 501 of Regulation D) pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “private investment”), (E) up to 2,000,000 shares of HYMC Class A common stock issued in connection with an incremental equity investment in an aggregate amount of up to $20,000,000, (F) up to 6,909,287 shares of HYMC Class A common stock, representing outstanding shares held by MUDS public stockholders and not redeemed in connection with the business combination (assuming no redemption of MUDS Class A common stock (as defined herein) in connection with the business combination), (G) 20,800,000 outstanding warrants to purchase one share of HYMC Class A common stock for $11.50 per share (“public warrants”), (H) 625,000 shares of HYMC Class A common stock (the “forward purchase shares”) and 2,500,000 units (the “forward purchase units”), each such unit comprised of one share of HYMC Class A common stock and one warrant to purchase one share of HYMC Class A common stock for $11.50 per share, issued to sponsor in connection with the transactions contemplated by the Forward Purchase Contract, dated as of January 24, 2018, by and between MUDS and sponsor, (I) 6,700,000 warrants to purchase one share of HYMC Class A common stock (the “sponsor private placement warrants”) issued to sponsor, pursuant to the Private Placement Warrants Purchase Agreement, dated as of January 15, 2018, by and between MUDS and sponsor, (J) 1,040,000 warrants to purchase one share of HYMC Class A common stock (the “Cantor private placement warrants” and, together with the sponsor private placement warrants, the “private placement warrants”) issued to Cantor Fitzgerald & Co. (“Cantor”), pursuant to the Private Placement Warrant Purchase Agreement, dated as of January 16, 2018, by and between MUDS and Cantor, (K) restricted stock units convertible into shares of HYMC Class A common stock valued at no more than $4,277,000 received in connection with the business combination in exchange for restricted stock units convertible into shares of Seller common stock, (L) up to 478,000 shares of

HYMC Class A common stock issued to Cantor as partial payment of Cantor’s deferred underwriting commission (the “underwriting commission issuance”), pursuant to the Underwriting Agreement, dated as of February 7, 2018, as amended on February 12, 2020, by and among MUDS and Cantor, as representative of the several underwriters (the “UA Amendment” and together with the Underwriting Agreement, the “Amended Underwriting Agreement”), (M) a number of shares of HYMC Class A common stock equal to 1% of the total number of shares of HYMC Class A common stock outstanding immediately after the consummation of the business combination which shall be issued to Lender (as defined herein) pursuant to the Sprott Credit Agreement (the “lender issuance”) and (N) up to 12,721,623 Seller warrants (as defined herein) assumed by HYMC in the business combination, which as of May 1, 2020 were each exercisable into 2.239 shares of Seller common stock at a price of $5.03 per share, and will become exercisable following consummation of the business combination to purchase shares of HYMC Class A common stock, subject to an equitable adjustment, in accordance with the terms of the Seller Warrant Agreement, of both the exercise price and number of shares of HYMC Class A common stock into which such Seller warrants will be exercisable. The Seller warrants are currently out-of-the money as the exercise price of $5.03 per share is substantially higher than the value attributable to the shares of Seller common stock in the business combination, which, based upon the foregoing assumptions of outstanding shares of Seller common stock (including an assumed conversion of the Second Lien Notes) as of May 29, 2020, is estimated to range from approximately $1.01 per share in the no redemption scenario to approximately $1.12 per share in the maximum redemption scenario.
MUDS’ publicly-traded units, Class A common stock and warrants are currently listed on the NASDAQ Capital Market (“NASDAQ”) under the symbols “MUDSU”, “MUDS” and “MUDSW”, respectively. MUDS intends to apply to continue the listing of its publicly-traded Class A common stock and public warrants, to be effective upon the consummation of the business combination, on NASDAQ under the proposed symbols “HYMC” and “HYMCW”, respectively. MUDS will not have units traded following consummation of the business combination.
As described in this joint proxy statement/prospectus, (i) MUDS’ stockholders are being asked to consider and vote upon (among other things) the proposed business combination, and (ii) Seller’s stockholders are being asked to consider and vote upon the proposed business combination.
Proposals to approve the business combination and other matters discussed in this joint proxy statement/prospectus will be presented at the special meeting of the stockholders of MUDS (the “MUDS special meeting”) scheduled to be held on May 29, 2020.
Proposals to approve the Purchase Agreement and the plan of dissolution as discussed in this joint proxy statement/prospectus will be presented at the special meeting of the stockholders of Seller (the “Seller special meeting”) scheduled to be held on May 29, 2020.
This joint proxy statement/prospectus provides the stockholders of MUDS with detailed information about the business combination and other matters to be considered at the MUDS special meeting. This joint proxy statement/prospectus provides stockholders of Seller with detailed information about the business combination and other matters to be considered at the Seller special meeting. We encourage you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors”beginning on page 51 of this joint proxy statement/prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this joint proxy statement/prospectus, passed upon the fairness of the Purchase Agreement, the Exchange Agreement, the Second Lien Conversion Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This joint proxy statement/prospectus is dated May 7, 2020, and is first being mailed to MUDS’ stockholders and Seller’s stockholders on or about May 8, 2020.

MUDRICK CAPITAL ACQUISITION CORPORATION
527 Madison Avenue, 6th Floor
New York, NY 10022
NOTICE OF SPECIAL MEETING
TO BE HELD ON MAY 29, 2020
TO THE STOCKHOLDERS OF MUDRICK CAPITAL ACQUISITION CORPORATION:
NOTICE IS HEREBY GIVEN that a special meeting of Mudrick Capital Acquisition Corporation, a Delaware corporation (“MUDS,” the “Company,” “we,” “us” or “our”), will be held on May 29, 2020 at 9:00 a.m. Eastern Time at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, NY 10153 (the “MUDS special meeting”). You are cordially invited to attend the special meeting to conduct the following items of business:
1.
Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt (a) the purchase agreement, dated as of January 13, 2020 and amended on February 26, 2020 (as it may be further amended from time to time, the “Purchase Agreement”), by and among MUDS, MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of MUDS (“Acquisition Sub”) and Hycroft Mining Corporation, a Delaware corporation (“Seller”), pursuant to which (i) Acquisition Sub will acquire from Seller the issued and outstanding equity interests of Allied Nevada Gold Holdings, LLC, a Nevada limited liability company (“Nevada Gold”), Allied VGH Inc., a Nevada corporation (“Allied VGH”) and Allied Nevada Delaware Holdings Inc., a Delaware corporation (“Allied Delaware” and, together with Nevada Gold and Allied VGH, the “Hycroft direct subsidiaries”), the direct subsidiaries of Seller, and MUDS or Acquisition Sub will acquire substantially all of the assets and assume substantially all of the liabilities of Seller (such equity interests and assets and liabilities together, the “Hycroft business”) in exchange for (x) shares of HYMC Class A common stock (as defined herein) and (y) the 1.5 Lien Notes and the Excess Notes, if any (each as defined herein), (ii) Seller will promptly distribute all of the shares of HYMC Class A common stock it receives to its stockholders pro rata (the “distribution”) and (iii) the parties will consummate the other transactions contemplated thereby, including (x) the assumption by MUDS of (A) up to $80,000,000 in aggregate principal amount of Seller’s New Subordinated Notes (as defined herein) (the “Assumed New Subordinated Notes”), (B) Seller’s obligations under the Sprott Credit Agreement (as defined herein) and (C) Seller’s liabilities and obligations under the Seller Warrant Agreement (as defined herein) (collectively, the “debt and warrant assumption”) and (y) the payoff of certain outstanding indebtedness of Seller, including the First Lien Credit Agreement and the Jacobs Note (each as defined herein) (such amount, the “payoff amount”), on the terms and subject to the conditions set forth therein, (b) the exchange agreement, dated as of January 13, 2020 (the “Exchange Agreement”), by and among Seller, Acquisition Sub, the 1.25 Lien Noteholders (as defined herein) and the 1.5 Lien Noteholders (as defined herein), pursuant to which Acquisition Sub will acquire any New Subordinated Notes in excess of the Assumed New Subordinated Notes (such notes, the “Excess Notes”) and the issued and outstanding 1.5 Lien Notes (the “exchange”), and (c) the conversion and consent agreement, dated as of January 13, 2020 (the “Second Lien Conversion Agreement”), by and among Seller and all of the Second Lien Noteholders (as defined herein), pursuant to which the Second Lien Noteholders have agreed to convert their Second Lien Notes (as defined herein) into shares of Seller common stock (the “conversion,” and all of the transactions described in the foregoing clauses (a) — (c) in the order provided for in the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement, together, the “business combination,” and such proposal, the “Business Combination Proposal”). Copies of the Purchase Agreement and the Exchange Agreement are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively.

The Charter Proposals — To consider and vote upon seven separate proposals to approve, assuming the Business Combination Proposal and the NASDAQ Proposal are approved and adopted, the following material differences between MUDS’ existing amended and restated certificate of incorporation, as amended (the “existing charter”) and the proposed second amended and restated certificate of incorporation (the “proposed charter”) of MUDS (which will be renamed “Hycroft Mining Holding Corporation” after consummation of the business combination and which is referred to herein as “HYMC” following the business combination).
2.
Proposal No. 2 — To consider and vote upon an amendment to MUDS’ existing charter to increase the total number of authorized shares of all classes of capital stock from 111,000,000 shares to 410,000,000, which would consist of (a) 400,000,000 shares of Class A common stock and (b) 10,000,000 shares of preferred stock;

3.
Proposal No. 3 — To consider and vote upon an amendment to MUDS’ existing charter to declassify the HYMC board of directors, so that each member of the HYMC board of directors will be elected at each annual meeting of stockholders, as opposed to MUDS having three classes of directors, with only one class of directors being elected in each year and each class serving a three-year term, and to make certain related changes;

4.
Proposal No. 4 — To consider and vote upon an amendment to MUDS’ existing charter to provide that certain transactions are not “corporate opportunities” and that each of Mudrick Capital, Highbridge, Whitebox, Aristeia and Wolverine (as each is defined below) and the investment funds affiliated with or managed by Mudrick Capital, Highbridge, Whitebox, Aristeia and Wolverine and their respective successors and affiliates and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any of the foregoing who served as officers or directors of MUDS (each, an “Exempted Person”) are not subject to the doctrine of corporate opportunity in respect of MUDS;

5.
Proposal No. 5 — To consider and vote upon an amendment to MUDS’ existing charter to permit stockholder action by written consent;

6.
Proposal No. 6 — To consider and vote upon an amendment to MUDS’ existing charter to provide that HYMC will not be governed by Section 203 of the Delaware General Corporation Law (“DGCL”) and to approve a provision in the proposed charter that is substantially similar to Section 203 of the DGCL, but excludes the investment funds affiliated with sponsor and their respective successors and affiliates and the investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and their respective successors and affiliates (the “Sponsor Holders”) from the definition of “interested stockholder,” and to make certain related changes. Upon consummation of the business combination, the Sponsor Holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203 of the DGCL, as the MUDS Board approved the business combination in which the Sponsor Holders became interested stockholders prior to such time as they became interested stockholders;

7.
Proposal No. 7 — To consider and vote upon an amendment to MUDS’ existing charter to clarify that the exclusive forum provision adopting the Court of Chancery of the State of Delaware as the exclusive forum for certain stockholder litigation shall not apply to any action to enforce any liability or duty under the Securities Act or the Exchange Act for which there is exclusive federal or concurrent federal and state jurisdiction; and

8.
Proposal No. 8 — To consider and vote upon an amendment to MUDS’ existing charter to authorize all other proposed changes, including, among others, those (i) resulting from the business combination, including changing the post-business combination corporate name from “Mudrick Capital Acquisition Corporation” to “Hycroft Mining Holding Corporation” and removing certain provisions relating to MUDS’ prior status as a blank check company and MUDS Class B common stock that will no longer apply upon consummation of the business combination, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.

Proposals No. 2-8 are collectively referred to as the “Charter Proposals”;
9.
Proposal No. 9 — The Director Election Proposal — To consider and vote upon a proposal, assuming the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal

are all approved and adopted, to elect seven directors to serve on the HYMC board of directors until the next annual meeting of stockholders, or until their respective successors are duly elected and qualified, which we refer to as the “Director Election Proposal”;
10.
Proposal No. 10 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are all approved and adopted, the HYMC 2020 Performance and Incentive Pay Plan (the “Incentive Plan”) and the material terms thereunder, which we refer to as the “Incentive Plan Proposal”. A copy of the Incentive Plan is attached to the accompanying joint proxy statement/prospectus as Annex C; and

11.
Proposal No. 11 — The NASDAQ Proposal — To consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposals are approved and adopted, for purposes of complying with applicable provisions of NASDAQ Listing Rule 5635, the issuance of more than 20% of MUDS’ issued and outstanding common stock in connection with the business combination, the private investment, an incremental equity investment, the forward purchase, the underwriting commission issuance and the lender issuance, and the related change in control, which we refer to as the “NASDAQ Proposal.”

The above matters are more fully described in the accompanying joint proxy statement/prospectus, which also includes as Annex A a copy of the Purchase Agreement. We urge you to read carefully the accompanying joint proxy statement/prospectus in its entirety, including the Annexes and the accompanying financial statements of MUDS and Seller.
The record date for the MUDS special meeting is April 17, 2020. Only stockholders of record at the close of business on that date may vote at the MUDS special meeting or any adjournment thereof.
While all stockholders are cordially invited to attend the MUDS special meeting, due to the impact of the novel coronavirus disease COVID-19 and potential limitations on in person meetings, to ensure that as many shares as possible are represented, we strongly encourage you to vote in advance of the MUDS special meeting.
In addition, as part of our effort to maintain a safe and healthy environment at the MUDS special meeting and to protect the well-being of our stockholders, we are closely monitoring statements and guidance issued by the World Health Organization (who.int) and the Centers for Disease Control and Prevention (cdc.gov) regarding the novel coronavirus disease, COVID-19. While we currently intend to hold the MUDS special meeting in person, in the event it is not possible or if we determine it is inadvisable to hold the MUDS special meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting by means of remote communication. If we do hold the MUDS special meeting in person, we may impose additional procedures or limitations on meeting attendees consistent with public health guidance. Any such updates (including if we decide to use remote communication) will be announced by press release and included in updated information filed by MUDS with the SEC, which would be available through the EDGAR system at www.sec.gov.
We are providing the accompanying joint proxy statement/prospectus and accompanying proxy card to MUDS’ stockholders in connection with the solicitation of proxies to be voted at the MUDS special meeting and at any adjournments of the MUDS special meeting. Information about the MUDS special meeting, the business combination and other related business to be considered by MUDS’ stockholders at the MUDS special meeting is included in this joint proxy statement/prospectus. Whether or not you plan to attend the MUDS special meeting, we urge all of MUDS’ stockholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the accompanying financial statements of MUDS and Seller, carefully and in their entirety.
IN PARTICULAR, WE URGE YOU TO READ CAREFULLY THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 51 OF THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
After careful consideration, the MUDS Board has approved the business combination and recommends that stockholders vote “FOR” adoption of the Purchase Agreement, the Exchange Agreement and the Second

Lien Conversion Agreement and approval of the transactions contemplated thereby, including the business combination, and “FOR” all other proposals presented to MUDS’ stockholders in the accompanying joint proxy statement/prospectus. When you consider the MUDS Board’s recommendation of these proposals, you should keep in mind that MUDS’ directors and officers have interests in the business combination that may conflict with your interests as a stockholder. Please see the sections entitled “The Business Combination — Interests of Certain Persons in the Business Combination” and “Special Meeting of MUDS’ Stockholders — Recommendation to MUDS’ Stockholders” for additional information.
As a result of the business combination, MUDS and Acquisition Sub will acquire the Hycroft business. Subject to the terms of the Purchase Agreement, assuming consummation of the business combination on May 29, 2020, the value of the aggregate consideration in the business combination is expected to be approximately $613,600,000, which amount is inclusive of (i) the value of the HYMC Class A common stock being issued to Seller and distributed to Seller’s stockholders in the business combination (the “purchase shares”), (ii) the value of the Excess Notes and the 1.5 Lien Notes, (iii) the debt and warrant assumption and (iv) the payoff amount. The consideration to be paid to Seller will be comprised of (x) a number of shares of HYMC Class A common stock, equal to (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares (as defined herein) valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount (each as defined herein), minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount (each as defined herein), divided by (2) $10.00, and (y) the Excess Notes and the 1.5 Lien Notes. Promptly following the issuance of the purchase shares to Seller in connection with the business combination, Seller intends to distribute the purchase shares pro rata to its stockholders and Seller will cancel and retire the Excess Notes and 1.5 Lien Notes. See the section entitled “The Business Combination — Consideration to Seller Stockholders in the Business Combination” beginning on page 100 for further details. Copies of the Purchase Agreement and the Exchange Agreement are attached to the accompanying joint proxy statement/prospectus as Annex A and Annex B, respectively.
In connection with MUDS’ initial public offering (the “IPO”), the initial stockholders agreed to vote all shares of Class B common stock and any shares of Class A common stock purchased during or after the IPO in favor of the business combination. Currently, the initial stockholders own approximately 42.9% of MUDS’ issued and outstanding common stock, including all of the Class B shares.
Concurrently with the signing of the Purchase Agreement, Acquisition Sub, the 1.25 Lien Noteholders and the 1.5 Lien Noteholders entered into an exchange agreement (the “Exchange Agreement”), pursuant to which, as part of the consummation of the business combination, (i) the holders of New Subordinated Notes (as defined herein) in excess of the Assumed New Subordinated Notes (the “Excess Notes,” and such holders, the “Excess Noteholders”) will transfer the Excess Notes to Acquisition Sub in exchange for an amount equal to 100% of the total principal amount outstanding thereunder (plus accrued but unpaid interest and outstanding fees thereon), paid in cash to the extent of any excess of (a) the sum of (w) cash remaining in MUDS’ trust account following the satisfaction of MUDS’ stockholder redemptions, (x) the difference (not below zero) between (A) $65,000,000 and (B) the cash remaining in the trust account in excess of $󰏗0,000,000 following the satisfaction of the MUDS stockholder redemptions, (y) the net proceeds from the forward purchase and (z) the net proceeds from the Sprott Credit Agreement and Sprott Royalty Agreement (as defined herein), over (b) $220,000,000 (such excess amount, the “Cash Available for Payment” and the amount of cash therefore paid in respect of the Excess Notes, the “Excess Notes Cash Payment Amount”), and the balance, if any, to be paid in respect of the Excess Notes shall be paid in HYMC Class A common stock valued at $10.00 per share (any such balance, the “Excess Notes Share Payment Amount” and the number of shares issued in respect thereof, the “Excess Notes Share Payment”), and (ii) the 1.5 Lien Noteholders will transfer the 1.5 Lien Notes to Acquisition Sub in exchange for an amount equal to 110% of the total principal amount outstanding thereunder (plus accrued but unpaid interest and outstanding fees thereon), paid in cash to the extent that there is remaining Cash Available for Payment after any cash payments with respect to the Excess Notes are made (provided, that such cash payment amounts will be reduced such that MUDS has not less than $70,000,000 in unrestricted and available cash after giving effect to the business combination and the cash payments in respect of the Excess Notes and 1.5 Lien Notes) (such amounts to be paid in cash, the “1.5 Lien Cash Payment Amount”), and the balance, if any, to be paid in respect of the 1.5 Lien Notes shall be paid in HYMC Class A common stock valued at $10.00 per share

(any such balance, the “1.5 Lien Share Payment Amount,” and the number of shares issued in respect thereof, the “1.5 Lien Share Payment”).
Concurrently with the signing of the Purchase Agreement, MUDS entered into subscription/backstop agreements (the “Subscription/Backstop Agreements”) with certain funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine (the “Initial Subscribers”), pursuant to which MUDS will issue and sell to the Initial Subscribers $65,000,000 of MUDS Class A common stock at a purchase price of $10.00 per share, and the Initial Subscribers will receive an aggregate of 3,250,000 warrants to purchase MUDS Class A common stock at a price of $11.50 per share, in each case, in connection with and conditioned upon the consummation of the business combination. Pursuant to the terms of the Subscription/Backstop Agreements, if (a) prior to the consummation of the business combination, MUDS enters into subscription agreements or other instruments pursuant to which MUDS agrees to issue and sell to certain Third-Party Private Investors all or any portion of the shares to be issued in connection with the transactions contemplated by the Subscription/Backstop Agreements or (b) in connection with the consummation of the business combination, the cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions exceeds $10,000,000, then the aggregate number of shares to be issued to the Initial Subscribers may be correspondingly reduced such that, at the consummation of the business combination, an amount of HYMC Class A common stock equal to the difference (not less than zero) between (i) $65,000,000 and (ii) the amount of cash in excess of $10,000,000 remaining in MUDS’ trust account following the satisfaction of stockholder redemptions will be issued to the Initial Subscribers and such Third-Party Private Investors (as defined herein), in the aggregate, at a purchase price of $10.00 per share (the consummation of the transactions contemplated by the Subscription/Backstop Agreements and/or such other subscription agreements, collectively, the “private investment”).
Concurrently with the signing of the Purchase Agreement, sponsor entered into a letter agreement (the “Parent Sponsor Letter Agreement”) pursuant to which sponsor agreed to surrender to MUDS, immediately prior to the consummation of the business combination and for no consideration, a number of shares of MUDS Class B common stock, par value $0.0001 per share, equal to (i) 1,941,667 plus (ii) the product of (A) 1,941,667 and (B) the difference between (I) 1 and (II) a fraction (not greater than 1), the numerator of which is the sum of (x) the amount of proceeds from subscription agreements with Third-Party Private Investors other than the Subscription/Backstop Agreements and (y) the amount of cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions, and the denominator of which is $65,000,000 (the “Surrendered Shares”).
Concurrently with the consummation of the business combination, sponsor will purchase 2,500,000 MUDS units having substantially the same terms as the units sold in the IPO and 625,000 shares of MUDS Class A common stock, for gross proceeds of $25,000,000, in accordance with the terms of the Forward Purchase Contract.
At the closing of the business combination, HYMC, sponsor, Cantor, certain current officers and directors of MUDS, the Excess Noteholders, the 1.5 Lien Noteholders, certain stockholders of Seller that receive HYMC Class A common stock in the business combination and may be affiliates of HYMC after consummation of the business combination, the Initial Subscribers and any other Third-Party Private Investors, and Lender (such officers and directors, Cantor, the Excess Noteholders, the 1.5 Lien Noteholders, certain stockholders of Seller, Initial Subscribers, Third-Party Private Investors, if applicable, Lender and sponsor, collectively the “restricted stockholders”) will enter into an Amended and Restated Registration Rights Agreement with HYMC substantially in the form attached to the accompanying joint proxy statement/prospectus as Annex D in respect of shares of Class A common stock and, to the extent applicable, warrants, held by them, providing for, among other things, customary registration rights, including demand, piggy-back and shelf registration rights, subject to cut-back provisions. See the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Amended and Restated Registration Rights Agreement” in the accompanying joint proxy statement/prospectus for more information.
Pursuant to MUDS’ existing charter, a holder of MUDS’ public shares may request that MUDS redeem all or a portion of such stockholder’s public shares for cash if the business combination is consummated. You will be entitled to receive cash for any public shares to be redeemed if, prior to 5:00 p.m. Eastern Time on May 27, 2020 (two business days before the MUDS special meeting), you tender your shares physically or electronically and submit a request in writing that MUDS redeem your public shares for cash to MUDS’ transfer agent.
Holders of public units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their public units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the public units into the underlying public shares and public warrants, or if a holder holds public units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public stockholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the business combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, MUDS will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with the IPO (the “trust account”), calculated as of two business days prior to the consummation of the business combination, including interest not previously released to MUDS to pay its franchise and income taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of April 17, 2020, this would have amounted to approximately $10.40 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “Special Meeting of MUDS Stockholders — Redemption Rights” in the accompanying joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without MUDS’ prior consent. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash unless such stockholder first obtains MUDS’ prior consent.
In no event will MUDS redeem public shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. Holders of public warrants do not have redemption rights in connection with the business combination.
The initial stockholders have agreed to waive their redemption rights with respect to shares of Class B common stock and with respect to any public shares they may have held in connection with the consummation of the business combination and to convert such shares of Class B common stock into shares of Class A common stock in connection with the consummation of the business combination. The shares of Class B common stock will be excluded from the pro rata calculation used to determine the per-share redemption price at the time of the redemptions.
The approval of each of the Business Combination Proposal, the Incentive Plan Proposal and the NASDAQ Proposal requires the affirmative vote of a majority of the votes cast by holders of MUDS outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon. The approval of the Charter Proposals requires the affirmative vote of the holders of a majority of MUDS’ shares of common stock entitled to vote thereon. Directors are elected by a plurality of all of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon.
Your vote is very important. Whether or not you plan to attend the MUDS special meeting, please vote as soon as possible by following the instructions in this joint proxy statement/prospectus to make sure that your shares are represented at the MUDS special meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the MUDS special meeting. The transactions contemplated by the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement will be consummated only if the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are approved at the MUDS special meeting. Each of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are cross-conditioned on the approval of each other. The Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the MUDS special meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the MUDS special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the MUDS special meeting. If you are a stockholder of record and you attend the MUDS special meeting and wish to vote in person, you may withdraw your proxy and vote in person.
Your attention is directed to the joint proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed business combination and related transactions and each of the proposals. We encourage you to read the accompanying joint proxy statement/prospectus carefully. If you have any questions or need assistance voting your common stock, please contact MUDS’ proxy solicitor, Advantage Proxy, Inc., at (877) 870-8565 (toll free) or banks and brokers can call collect at (206) 870-8565 or by email to ksmith@advantageproxy.com.
Thank you for your participation. We look forward to your continued support.
By Order of the MUDS Board,
Jason Mudrick
Chief Executive Officer and Director

HYCROFT MINING CORPORATION
8181 E. Tufts Ave., Suite 510
Denver, CO 80237
NOTICE OF SPECIAL MEETING
TO BE HELD ON MAY 29, 2020
TO THE STOCKHOLDERS OF HYCROFT MINING CORPORATION:
NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Seller special meeting”) of Hycroft Mining Corporation, a Delaware corporation (“Seller”), will be held on May 29, 2020 at 8:00 a.m. Mountain Time at the offices of Seller, 8181 E. Tufts Ave., Denver, CO 80237. You are cordially invited to attend the Seller special meeting to conduct the following items of business:
Proposal No. 1 — The Seller Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the purchase agreement, dated as of January 13, 2020 and amended on February 26, 2020 (as it may be further amended from time to time, the “Purchase Agreement”), by and among Mudrick Capital Acquisition Corporation, a Delaware corporation (“MUDS”), MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of MUDS (“Acquisition Sub”) and Seller, pursuant to which Acquisition Sub will acquire from Seller the issued and outstanding equity interests of Allied Nevada Gold Holdings, LLC, a Nevada limited liability company (“Nevada Gold”), Allied VGH Inc., a Nevada corporation (“Allied VGH”) and Allied Nevada Delaware Holdings Inc., a Delaware corporation (“Allied Delaware” and, together with Nevada Gold and Allied VGH, the “Hycroft direct subsidiaries”), the direct subsidiaries of Seller, and MUDS or Acquisition Sub will acquire substantially all of the other assets and assume substantially all of the liabilities of Seller (the “acquisition,” and such equity interests and assets and liabilities together, the “Hycroft business”), in exchange for shares of HYMC Class A common stock (as defined herein), the 1.5 Lien Notes (as defined herein) and the Excess Notes (as defined herein), and the parties will consummate the other transactions contemplated by the Purchase Agreement, on the terms and subject to the conditions set forth therein (such transaction the “business combination,” and such proposal, the “Seller Business Combination Proposal”);
Proposal No. 2 — The Seller Dissolution Proposal — To consider and vote upon a proposal to approve and adopt the plan of dissolution of Seller, which we refer to as the “plan of dissolution”, attached to the joint proxy statement/prospectus as Annex E, including the distribution of shares of HYMC Class A common stock received in the business combination and the dissolution and liquidation of Seller contemplated thereby, subject to the approval of the Seller Business Combination Proposal and the consummation of the business combination contemplated thereby. We refer to such proposal as the “Seller Dissolution Proposal;” and
Proposal No. 3 — Seller Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Seller special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals to be submitted for stockholder approval at the Seller special meeting, which we refer to as the “Seller Adjournment Proposal.”
The above matters are more fully described in the accompanying joint proxy statement/prospectus, which also includes as Annex A, a copy of the Purchase Agreement and as Annex E, a copy of the plan of dissolution. We urge you to read carefully the accompanying joint proxy statement/prospectus in its entirety, including the Annexes and the accompanying financial statements of MUDS and Seller.
The record date for the Seller special meeting is April 17, 2020 (the “Seller record date”). Only stockholders of record at the close of business on that date may vote at the Seller special meeting or any adjournment thereof.

We are providing the accompanying joint proxy statement/prospectus and accompanying proxy card to Seller’s stockholders in connection with the solicitation of proxies to be voted at the Seller special meeting and at any adjournments of the Seller special meeting. Information about the Seller special meeting, the business combination and other related business to be considered by Seller’s stockholders at the Seller special meeting is included in this joint proxy statement/prospectus. Whether or not you plan to attend the Seller special meeting, we urge all of Seller’s stockholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the accompanying financial statements of MUDS and Seller, carefully and in their entirety.
IN PARTICULAR, WE URGE YOU TO READ CAREFULLY THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 51 OF THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
After careful consideration, the Seller Board has approved the Seller Business Combination Proposal and recommends that stockholders vote “FOR” adoption of the Purchase Agreement and approval of the transactions contemplated thereby. The Seller Board has also approved the Seller Dissolution Proposal and recommends that stockholders vote “FOR” adoption of the plan of dissolution. When you consider the Seller Board’s recommendations of these proposals, you should keep in mind that the Seller’s directors and officers have interests in the business combination that may conflict with your interests as a stockholder. Please see the section entitled “Seller Special Meeting — Recommendation to Seller’s Stockholders” for additional information.
In connection with the business combination, Seller stockholders representing a sufficient number of shares of Seller’s outstanding common stock necessary to approve the Seller Business Combination Proposal have entered into the Seller Support Agreement with MUDS, pursuant to which such holders have agreed, among other things, to vote in favor of the adoption of the Purchase Agreement and the business combination, subject to the terms of such Seller Support Agreement. Seller stockholders representing a sufficient number of shares of Seller’s outstanding common stock necessary to approve the Seller Dissolution Proposal have also indicated their intention to vote “FOR” the Seller Dissolution Proposal.
Your vote is very important. Whether or not you plan to attend the Seller special meeting, please vote as soon as possible by following the instructions in this joint proxy statement/prospectus to make sure that your shares are represented at the Seller special meeting. You may submit a proxy for your shares by completing, signing and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-prepaid envelope. The transactions contemplated by the Purchase Agreement will be consummated only if the Seller Business Combination Proposal is approved at the Seller special meeting. The Seller Business Combination Proposal is not conditioned upon approval of the Seller Dissolution Proposal, but the Seller Dissolution Proposal is conditioned upon the approval of the Seller Business Combination Proposal and Seller will not proceed with the Seller Dissolution Proposal if the Seller Business Combination Proposal is not approved by Seller’s stockholders. The Seller Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this joint proxy statement/prospectus. Holders of outstanding warrants to purchase Seller common stock are not entitled to vote at the Seller special meeting.
You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the Seller special meeting. If you attend the Seller special meeting, you may vote your shares in person even if you have previously submitted a proxy.
While all stockholders are cordially invited to attend the Seller special meeting, due to the impact of the novel coronavirus disease COVID-19 and potential limitations on in person meetings, to ensure that as many shares as possible are represented, we strongly encourage you to vote in advance of the Seller special meeting.
In addition, as part of our effort to maintain a safe and healthy environment at the Seller special meeting and to protect the well-being of our stockholders, we are closely monitoring statements and guidance issued by the World Health Organization (who.int) and the Centers for Disease Control and Prevention (cdc.gov) regarding the novel coronavirus disease, COVID-19. While we currently intend to hold the Seller special meeting in person in the event it is not possible or determined it is inadvisable to hold the Seller special meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the Seller special meeting solely by means of remote communication.

If we do hold the meeting in person, we may impose additional procedures or limitations on meeting attendees consistent with applicable public health guidelines. We plan to announce any such updates (including if we decide to use remote communication) by press release and posting on our website at www.hycroftmining.com. We strongly encourage you to regularly check this website for any updates prior to the Seller special meeting. Note that any decision to proceed with a virtual-only meeting does not mean we will utilize a virtual-only format or any means of remote communication for future annual or special meetings.
You are not entitled to appraisal rights in connection with the business combination.
By Order of the Hycroft Board,
Randy E. Buffington
Chairman, Chief Executive Officer and President

i

v

EXPLANATORY NOTE
Pursuant to the business combination, Mudrick Capital Acquisition Corporation (“MUDS”) intends to acquire all of the issued and outstanding equity interests of the direct subsidiaries of Hycroft Mining Corporation (“Seller”) and substantially all of the other assets and liabilities of Seller. As a result, MUDS has determined that it is appropriate to include in this joint proxy statement/prospectus the financial statements of Seller and its consolidated subsidiaries as the financial statements of the acquired business.

FREQUENTLY USED TERMS
In this joint proxy statement/prospectus:
“1.25 Lien Exchange” means the exchange by the 1.25 Lien Noteholders of the outstanding 1.25 Lien Notes for New Subordinated Notes.
“1.25 Lien Exchange Agreement” means that certain note exchange agreement, dated as of January 13, 2020, by and among Seller and certain investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine, pursuant to which the 1.25 Lien Exchange will occur immediately prior to the consummation of the business combination.
“1.25 Lien Notes” means the notes issued pursuant to the Note Purchase Agreements, dated as of February 22, 2019, May 21, 2019, June 27, 2019, August 6, 2019, August 29, 2019, September 25, 2019, October 16, 2019, November 21, 2019, December 17, 2019, January 17, 2020, February 7, 2020, March 12, 2020, April 16, 2020 and such other dates on which such notes may be issued from time to time pursuant to Note Purchase Agreements between Seller, the guarantors and the purchasers named therein and WBox 2015-5 Ltd., as collateral agent.
“1.25 Lien Noteholders” means the holders of the 1.25 Lien Notes and, subsequent to the 1.25 Lien Exchange, the holders of the New Subordinated Notes.
“1.5 Lien Cash Payment Amount” means the cash payment to the 1.5 Lien Noteholders equal to the positive difference, if any, between (i) the Cash Available for Payment and (ii) the Excess Notes Cash Payment Amount; provided, however, that the amount of such cash payment amount will be reduced such that MUDS and the Seller subsidiaries have not less than $70,000,000 in unrestricted and available cash after giving effect to the business combination and payments to satisfy MUDS stockholder redemptions, if any.
“1.5 Lien Notes” means the notes issued pursuant to the Note Purchase Agreements, dated as of May 3, 2016, July 29, 2016, September 22, 2016, November 30, 2016, February 2, 2017, April 12, 2017, June 30, 2017, July 14, 2017, December 20, 2017, March 8, 2018, May 10, 2018, July 10, 2018, August 22, 2018, November 1, 2018, and December 19, 2018 between Seller, the guarantors and the purchasers named therein and WBox 2015-5 Ltd., as collateral agent.
“1.5 Lien Noteholders” means certain investment funds affiliated with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine that hold the 1.5 Lien Notes.
“1.5 Lien Share Payment” means the number of shares of HYMC Class A common stock, valued at $10.00 per share, equal to the 1.5 Lien Share Payment Amount.
“1.5 Lien Share Payment Amount” means (i) 110% of the total principal amount outstanding of 1.5 Lien Notes, plus (ii) the accrued but unpaid interest on the 1.5 Lien Notes, plus (iii) any outstanding fees on the 1.5 Lien Notes, in each case of (i), (ii) and (iii), immediately prior to the effective time, minus (iv) the 1.5 Lien Cash Payment Amount, if any.
“Amended and Restated Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement, substantially in the form attached hereto as Annex D, to be entered into at the closing of the business combination, by and among HYMC and the restricted stockholders.
“Acquisition Sub” means MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of MUDS.
“Aristeia” means Aristeia Capital, LLC.
“Assumed New Subordinated Notes” means up to $80,000,000 in aggregate principal amount of New Subordinated Notes to be assigned to, and assumed by, MUDS in connection with the business combination, on a pro rata basis across holders of New Subordinated Notes.
“business combination” means the transactions contemplated by the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement and to be consummated in the order provided for in such agreements.

“business day” means a day, other than Saturday, Sunday or such other day on which commercial banks in New York, New York are authorized or required by applicable laws to close.
“Cantor” means Cantor Fitzgerald & Co.
“Cash Available for Payment” means the amount of cash equal to the amount of any excess of (i) the sum of (A) cash remaining in the trust account following the satisfaction of the MUDS stockholder redemptions, if any, (B) the difference (not below zero) between (x) $65,000,000 and (y) the cash remaining in the trust account in excess of $10,000,000 following the satisfaction of the MUDS stockholder redemptions, (C) the net proceeds from the consummation of the transactions contemplated by the Forward Purchase Contract and (D) the net proceeds available to the Seller subsidiaries and/or MUDS immediately following the closing pursuant to the Sprott Credit Agreement and the Sprott Royalty Agreement, over (ii) $220,000,000.
“Class A common stock” or “MUDS Class A common stock” means the Class A common stock, par value $0.0001 per share, of MUDS, which will be referred to as “HYMC Class A common stock” following the consummation of the business combination.
“Class B common stock” or “MUDS Class B common stock” means the Class B common stock, par value $0.0001 per share, of MUDS.
“Class B holders” means sponsor and the initial stockholders, solely in their capacity as holders of Class B common stock.
“closing” means the closing of the transactions contemplated by the Purchase Agreement.
“closing date” means the date on which the closing of the transactions contemplated by the Purchase Agreement occurs.
“Code” means the Internal Revenue Code of 1986, as amended.
“common stock” or “MUDS common stock” means Class A common stock and Class B common stock of MUDS.
“Continental” or “transfer agent” or “trustee” means Continental Stock Transfer & Trust Company.
“conversion” means the conversion of the Second Lien Notes into shares of Seller common stock, pursuant to the terms of the Second Lien Conversion Agreement.
“Duff & Phelps” means Duff & Phelps, LLC.
“DGCL” means the General Corporation Law of the State of Delaware.
“debt and warrant assumption” means the assignment by Seller and the assumption by MUDS of (x) up to $80,000,000 in aggregate principal amount of New Subordinated Notes, (y) the Sprott Credit Agreement and (z) Seller’s liabilities and obligations under the Seller Warrant Agreement.
“effective time” means 9:00 a.m. New York time on the closing date.
“employee benefit plan” means any material “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.
“Excess Noteholders” means the holders of the Excess Notes.
“Excess Notes” means the New Subordinated Notes in excess of the Assumed New Subordinated Notes, to be exchanged pursuant to the Exchange Agreement.
“Excess Notes Cash Payment Amount” means the cash payment to the Excess Noteholders, if any, equal to the sum of (i) 100% of the total principal amount outstanding of the Excess Notes, plus (ii) all accrued but unpaid interest on the Excess Notes, if any, plus (iii) any outstanding fees on the Excess Notes; provided, however, that in no event shall the Excess Notes Cash Payment Amount be greater than the Cash Available for Payment.

“Excess Notes Share Payment” means the number of shares of HYMC Class A common stock, valued at $10.00 per share, issued to the Excess Noteholders equal to the Excess Notes Share Payment Amount.
“Excess Notes Share Payment Amount” means (i) the sum of (x) 100% of the total principal amount outstanding of the Excess Notes, plus (y) all accrued but unpaid interest on the Excess Notes, plus (z) any outstanding fees on the Excess Notes, minus (ii) the Excess Notes Cash Payment Amount.
“exchange” means the exchange of the 1.5 Lien Notes and the Excess Notes, if any, for shares of HYMC Class A common stock valued at $10.00 per share and/or cash payment pursuant to the terms of the Exchange Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.
“Exchange Agreement” means that certain Exchange Agreement, dated as of January 13, 2020, by and among Seller, Acquisition Sub, the 1.5 Lien Noteholders and the 1.25 Lien Noteholders.
“Feasibility Study” means the NI 43-101 Technical Report: Heap Leaching Feasibility Study prepared by M3 Engineering and Technology Corporation with an effective date of July 31, 2019, which formed the substantive basis for the Hycroft Technical Report that was prepared to comply with subpart 1300 of Regulation S-K.
“First Lien Credit Agreement” means the first lien term loan credit agreement between Seller and The Bank of Nova Scotia, as administrative agent, and other lenders.
“First Lien Notes” means the notes under the First Lien Credit Agreement.
“Forward Purchase Contract” means the Forward Purchase Contract, dated January 24, 2018, by and between MUDS and sponsor, pursuant to which sponsor shall purchase 2,500,000 units having substantially the same terms as the units sold in the IPO and 625,000 shares of MUDS Class A common stock, for gross proceeds of $25,000,000, concurrently with the consummation of the business combination.
“forward purchase” means the issuance to sponsor of MUDS units and shares of MUDS Class A common stock pursuant to the terms of the Forward Purchase Contract.
“founder shares” means shares of MUDS Class B common stock initially purchased by sponsor whether or not converted into shares of MUDS Class A common stock.
“GAAP” means generally accepted accounting principles in the United States.
“governmental entity” means (i) any federal, provincial, state, local, municipal, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body, (ii) any self-regulatory organization or (iii) any political subdivision of any of the foregoing.
“Highbridge” means Highbridge Capital Management, LLC.
“HRDI” means Hycroft Resources & Development, Inc., a Nevada corporation and an indirect, wholly-owned subsidiary of Seller.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976.
“Hycroft business” means all of the issued and outstanding equity interests of the Hycroft direct subsidiaries and substantially all of the other assets and liabilities of Seller.
“Hycroft direct subsidiaries” means Allied Nevada Gold Holdings, LLC, a Nevada limited liability company, Allied VGH Inc., a Nevada Corporation, and Allied Nevada Delaware Holdings Inc., a Delaware corporation.
“Hycroft Mine” means the Hycroft Open Pit Mine, located in Winnemucca, Nevada that produces gold and silver using a heap leach mining process.

“Hycroft Technical Report” means that certain Technical Report Summary, Heap Leaching Feasibility Study prepared for Seller with an effective date of July 31, 2019 by M3 Engineering and Technology Corporation and other qualified persons, prepared in accordance with the requirements of the New Mining Rules set forth in subpart 1300 of Regulation S-K,which is filed as Exhibit 96.1 to the Registration Statement of which this joint proxy statement/prospectus forms a part.
“HYMC” means Hycroft Mining Holding Corporation.
“HYMC Board” means the board of directors of Hycroft Mining Holding Corporation.
“HYMC Class A common stock” means the Class A common stock, par value $0.0001 per share, of HYMC.
“Incentive Plan” means the HYMC 2020 Performance and Incentive Pay Plan.
“initial stockholders” means holders of founder shares prior to the IPO.
“Initial Subscribers” means investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine (together with any permitted assigns under the Subscription/Backstop Agreements).
“IPO” means MUDS’ initial public offering, consummated on February 12, 2018, through the sale of 20,800,000 public units (including 800,000 units sold pursuant to the underwriters’ partial exercise of their overallotment option) at $10.00 per unit.
“Jacobs Note” means the secured promissory note issued by Seller to Jacobs Field Services North America, Inc.
“Law” means, in any applicable jurisdiction, any applicable statute or law (including common law), ordinance, rule, treaty, code, directive or regulation and any decree, injunction, judgment, order, ruling, assessment, writ or other legal requirement, in any such case, of any applicable governmental entity.
“Lender” means Sprott Private Resource Lending II (Collector), LP.
“Mudrick Capital” means Mudrick Capital Management, L.P., a Delaware limited partnership, an affiliate of sponsor.
“MUDS,” “we,” “us,” “company,” or “our company” means Mudrick Capital Acquisition Corporation, a Delaware corporation, except in the sections entitled “Information About Seller and the Hycroft Business” and “Seller’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” where, in each case, “we,” “us,” “company,” or “our company” means Seller (as defined below); the term “HYMC” refers to MUDS as it will be renamed following the adoption of the Second Amended and Restated Certificate of Incorporation.
“MUDS Board” means the board of directors of MUDS.
“MUDS securities” means collectively, MUDS Class A common stock and MUDS warrants.
“MUDS special meeting” means the special meeting of MUDS’ stockholders that is the subject of this joint proxy statement/prospectus.
“NASDAQ” means the National Association of Securities Dealers Automated Quotations Capital Market.
“New Subordinated Notes” means the 10% payment-in-kind subordinated notes of Seller to be issued pursuant to the 1.25 Lien Exchange Agreement.
“Non-U.S. Holder” is a beneficial owner of MUDS securities who or that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership), for U.S. federal income tax purposes.
“Parent Sponsor Letter Agreement” means that certain letter agreement, dated as of January 13, 2020, by and between MUDS and sponsor, as amended from time to time.

“payoff amount” means the aggregate outstanding principal amounts (including any accrued interest and/or fees to be paid in kind), all accrued and unpaid interest, all outstanding fees and all other amounts owing as of the closing of the business combination under the (i) First Lien Credit Agreement and (ii) the Jacobs Note.
“PIPE warrants” means the warrants to purchase one share of HYMC Class A common stock at a price of $11.50 per share issued to the Initial Subscribers in the private investment.
“plan of dissolution” means the Seller’s plan of dissolution adopted by the Seller Board on February 7, 2020.
“private investment” means the equity financing through a private placement of equity securities in MUDS pursuant to Section 4(a)(2) of the Securities Act, for gross proceeds to MUDS in an aggregate amount of at least the difference (not below zero) of (a) $65,000,000 and (b) the cash remaining in MUDS’ trust account in excess of $10,000,000 following the satisfaction of MUDS stockholder redemptions, if any, which shall be funded in accordance with the terms of (i) the Subscription/Backstop Agreements between the Initial Subscribers and MUDS, dated January 13, 2020, and/or (ii) similar subscription agreements or other instruments pursuant to which MUDS agrees to issue and sell to certain Third-Party Private Investors all or any portion of the shares to be issued in connection with the transactions contemplated by the Subscription/Backstop Agreements or additional shares.
“private placement warrants” means the warrants issued to sponsor and Cantor in a private placement simultaneously with the closing of the IPO.
“proposed charter” means the proposed Second Amended and Restated Certificate of Incorporation of MUDS, a form of which is attached hereto as Annex F, which will become HYMC’s certificate of incorporation subject to the approval of the Charter Proposals, assuming the consummation of the business combination.
“proposed bylaws” means the proposed Amended and Restated Bylaws of MUDS which will become HYMC’s bylaws, assuming the consummation of the business combination.
“public stockholders” means the holders of MUDS public shares.
“public shares” means shares of MUDS Class A common stock sold as part of the units in the IPO.
“public units” or “MUDS units” means one share of MUDS Class A common stock and one redeemable public warrant of MUDS, whereby each public warrant entitles the holder thereof to purchase one share of MUDS Class A common stock at an exercise price of $11.50 per share of MUDS Class A common stock, sold in the IPO.
“public warrants” means the warrants included in the units issued in MUDS’ IPO, where one warrant entitles the holder thereof to purchase one share of MUDS Class A common stock at an exercise price of $11.50 per share of MUDS Class A common stock in accordance with the terms of the warrant agreements governing the warrants.
“Purchase Agreement” means that certain Purchase Agreement, dated January 13, 2020 and amended on February 26, 2020 (as it may be further amended from time to time), by and among MUDS, Acquisition Sub and Seller, a copy of which is attached to this joint proxy statement/prospectus as Annex A.
“purchase shares” means the shares of HYMC Class A common stock issued to Seller and then promptly distributed to the Seller stockholders in the business combination.
“Reimbursement and Exclusivity Agreement” means that certain expense reimbursement agreement, dated as of January 24, 2019 and amended on May 28, 2019, as further amended and modified as a reimbursement and exclusivity agreement on October 4, 2019, and further amended on December 2, 2019, by and between MUDS and Seller.
“Related Agreements” means the Seller Support Agreement, the Parent Sponsor Letter Agreement, the Trust Termination Letter, the Exchange Agreement, the 1.25 Lien Exchange Agreement, the Second Lien Conversion Agreement, the Amended and Restated Registration Rights Agreement, the Subscription/

Backstop Agreements, the Forward Purchase Contract, the UA Amendment, the Sprott Credit Agreement, the Sprott Royalty Agreement and the Reimbursement and Exclusivity Agreement.
“representatives” means a Person’s officers, directors, employees, accountants, consultants, agents, legal counsel, and other representatives.
“restricted stockholders” means, collectively, sponsor, Cantor, certain directors and officers of MUDS (as set forth in the Amended and Restated Registration Rights Agreement), the 1.5 Lien Noteholders, certain stockholders of Seller that receive HYMC Class A common stock in the business combination, the Initial Subscribers and such other Third-Party Private Investors, if any, pursuant to the private investment, and Lender.
“SEC” means the United States Securities and Exchange Commission.
“Second Lien Conversion Agreement” means that certain note conversion and consent agreement by and among Seller and the Second Lien Noteholders, dated January 13, 2020.
“Second Lien Notes” means the notes issued pursuant to (a) that certain Note Purchase Agreement, dated as of October 22, 2015, by and among Seller, certain of its affiliates and the purchasers named therein and (b) that certain Note Purchase Agreement, dated as of December 2, 2015, by and among Seller, certain of Seller’s subsidiaries and the purchasers named therein, in each case, entered into pursuant to the 15% Senior Secured Convertible Notes Due 2020 Indenture, dated as of October 22, 2015, by and among Seller, the guarantors (as defined therein) and Wilmington Trust, National Association, as trustee and collateral agent as of January 6, 2016 and March 24, 2016.
“Second Lien Noteholders” means certain funds affiliated with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and two additional noteholders.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” or “Hycroft” means Hycroft Mining Corporation, a Delaware corporation.
“Seller Board” means the board of directors of Seller.
“Seller common stock” means Seller’s common stock, par value $0.001 per share.
“Seller equity award” means a restricted stock unit award convertible into shares of Seller common stock.
“Seller special meeting” means the special meeting of Seller’s stockholders that is the subject of this joint proxy statement/prospectus.
“Seller stockholders” means the holders of Seller common stock immediately prior to the effective time of the business combination, including as a result of the conversion.
“Seller Support Agreement” means that certain Seller Support Agreement, dated as of January 13, 2020, by and among MUDS and Seller’s stockholders holding at least a majority of Seller’s outstanding Class A common stock.
“Seller warrant” means a warrant to purchase shares of Seller common stock issued pursuant to the Seller Warrant Agreement.
“Seller Warrant Agreement” means that certain warrant agreement, dated as of October 22, 2015, by and between Seller and Computershare Inc., a Delaware corporation, and its wholly-owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company, collectively as warrant agent.
“sponsor” means Mudrick Capital Acquisition Holdings LLC, a Delaware limited liability company, which is 100% owned by investment funds and separate accounts managed by Mudrick Capital.
“Sprott Agreements” means the Sprott Credit Agreement and the Sprott Royalty Agreement.
“Sprott Credit Agreement” means that certain credit agreement, dated as of October 4, 2019, between Seller, as borrower, Hycroft Resources & Development, Inc. and Allied VGH Inc., as guarantors, Sprott Private Resource Lending II (Collector), LP, as lender, and Sprott Resource Lending Corp., as arranger.

“Sprott Royalty Agreement” means that certain royalty agreement to be entered into between MUDS, Hycroft Resources & Development, Inc. and Sprott Private Resource Lending II (Co) Inc. as of the consummation of the business combination.
“Subscription/Backstop Agreements” means those certain Subscription/Backstop Agreements, dated as of January 13, 2020, by and among MUDS and the Initial Subscribers.
“Surrendered Shares” means a number of shares of MUDS Class B common stock equal to (i) 1,941,667 plus (ii) the product of (A) 1,941,667 and (B) the difference between (I) 1 and (II) a fraction (not greater than 1), the numerator of which is the sum of (x) the amount of proceeds from subscription agreements with Third-Party Private Investors other than the Subscription/Backstop Agreements and (y) the amount of cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions, and the denominator of which is $65,000,000.
“Third-Party Private Investors” means any person other than the Initial Subscribers, Sprott Inc. or any entity affiliated or associated with Sprott Inc. (but solely with respect to an amount of equity financing up to $10,000,000, with any such member being deemed to be a “Third-Party Private Investor” to the extent of any amount in excess thereof), or their respective affiliates that (a) has a substantive and pre-existing relationship with MUDS or its advisors, (b) was contacted prior to the date of the Purchase Agreement regarding the private investment and (c) enters into subscription agreements or similar instruments prior to the closing of the business combination pursuant to which such person agrees to purchase MUDS Class A common stock in an equity financing transaction concurrently with the closing of the business combination.
“Treasury Regulation” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Tax Code.
“trust account” means the trust account of MUDS that holds the proceeds from the IPO.
“Trust Termination Letter” means that certain Trust Termination Letter to be delivered by MUDS to the trustee on the effective date.
“UA Amendment” means that certain amendment to the Underwriting Agreement, dated as of February 12, 2020, modifying the terms with respect to the deferred underwriting commission.
“Underwriters” means the underwriters of the IPO.
“Underwriting Agreement” means that certain Underwriting Agreement, dated as of February 7, 2018, among MUDS and Cantor, as representatives of the Underwriters.
“U.S. Holder” means a beneficial owner of MUDS securities who or that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof of the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust or one or more U.S. persons (as defined in the U.S. Tax Code) have authority to control all substantial decisions of the trust or (b) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.
“U.S. Tax Code” means the Internal Revenue Code of 1986, as amended.
“Whitebox” means Whitebox Advisors, LLC.
“Wolverine” means Wolverine Asset Management, LLC.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR MUDS STOCKHOLDERS
The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the MUDS special meeting, including with respect to the proposed business combination. The following questions and answers do not include all the information that is important to MUDS stockholders. We urge stockholders to read carefully this entire joint proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed business combination and the voting procedures for the MUDS special meeting, which will be held on May 29, 2020 at 9:00 a.m. Eastern Time at the offices of Weil, Gotshal & Manges, LLP located at 767 Fifth Avenue, New York, New York, 10153.
Q:
Why am I receiving this joint proxy statement/prospectus?

A:
MUDS stockholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement and approve the business combination. As a result of the business combination, MUDS will acquire the Hycroft business from Seller. Subject to the terms of the Purchase Agreement, assuming consummation of the business combination on May 29, 2020, the value of the aggregate consideration in the business combination is expected to be approximately $613,600,000, which amount is inclusive of (i) the value of the HYMC Class A common stock being issued to Seller and distributed to Seller’s stockholders in the business combination (the “purchase shares”), (ii) the value of the Excess Notes and the 1.5 Lien Notes, (iii) the debt and warrant assumption and (iv) the payoff amount. The consideration to be paid to Seller will be comprised of (x) a number of shares of HYMC Class A common stock, equal to (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount divided by (2) $10.00, and (y) the Excess Notes and the 1.5 Lien Notes. Promptly following the issuance of the purchase shares to Seller in connection with the consummation of the business combination, Seller intends to distribute the purchase shares pro rata to its stockholders and Seller will cancel and retire the Excess Notes and 1.5 Lien Notes. Please see the section entitled “The Business Combination — Consideration to Seller Stockholders in the Business Combination” beginning on page 100 of this joint proxy statement/prospectus for further details. Copies of the Purchase Agreement and the Exchange Agreement are attached to the accompanying joint proxy statement/prospectus as Annex A and Annex B, respectively.

This joint proxy statement/prospectus and its Annexes contain important information about the proposed business combination and the other matters to be acted upon at the MUDS special meeting. You should read this joint proxy statement/prospectus and its Annexes carefully and in their entirety.
Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this joint proxy statement/prospectus and its Annexes.
Q:
When and where is the MUDS special meeting?

A:
The MUDS special meeting will be held on May 29, 2020 at 9:00 a.m. Eastern Time at the offices of Weil, Gotshal & Manges, LLP located at 767 Fifth Avenue, New York, New York, 10153.

As part of the precautions with respect to the novel coronavirus disease, COVID-19, we are planning for the possibility that the MUDS special meeting will be held solely by means of remote communication. If we make such a determination, we will announce by press release the details on how to participate as soon as practicable, which information will also be included in updated information filed by MUDS with the SEC, which would be available through the EDGAR system at www.sec.gov.

Q:
What are the specific proposals on which I am being asked to vote at the MUDS special meeting?

A:
MUDS stockholders are being asked to approve the following proposals:

1.
Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Purchase Agreement, the Exchange Agreement, the Second Lien Conversion Agreement and the business combination, which we refer to as the “Business Combination Proposal”;

The Charter Proposals — To consider and vote upon seven separate proposals to approve, assuming the Business Combination Proposal and the NASDAQ Proposal are approved and adopted, the following material differences between MUDS’ existing charter and the proposed charter.
2.
Proposal No. 2 — To consider and vote upon an amendment to MUDS’ existing charter to increase the total number of authorized shares of all classes of capital stock from 111,000,000 shares to 410,00,000, which would consist of (a) 400,000,000 shares of Class A common stock and (b) 10,000,000 shares of preferred stock;

3.
Proposal No. 3 — To consider and vote upon an amendment to MUDS’ existing charter to declassify the HYMC board of directors, so that each member of the HYMC board of directors will be elected at each annual meeting of stockholders, as opposed to MUDS having three classes of directors, with only one class of directors being elected in each year and each class serving a three-year term, and to make certain related changes;

4.
Proposal No. 4 — To consider and vote upon an amendment to MUDS’ existing charter to provide that certain transactions are not “corporate opportunities” and that each of Mudrick Capital, Highbridge, Whitebox, Aristeia and Wolverine and the investment funds affiliated with or managed by Mudrick Capital, Highbridge, Whitebox, Aristeia and Wolverine and their respective successors and affiliates and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any of the foregoing who served as officers or directors of MUDS (each, an “Exempted Person”) are not subject to the doctrine of corporate opportunity in respect of MUDS;

5.
Proposal No. 5 — To consider and vote upon an amendment to MUDS’ existing charter to permit stockholder action by written consent;

6.
Proposal No. 6 — To consider and vote upon an amendment to MUDS’ existing charter to provide that HYMC will not be governed by Section 203 of the Delaware General Corporation Law (“DGCL”) and to approve a provision in the proposed charter that is substantially similar to Section 203 of the DGCL, but excludes the investment funds affiliated with sponsor and their respective successors and affiliates and the investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and their respective successors and affiliates (the “Sponsor Holders”) from the definition of “interested stockholder,” and to make certain related changes. Upon consummation of the business combination, the Sponsor Holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203 of the DGCL, as the MUDS Board approved the business combination in which the Sponsor Holders became interested stockholders prior to such time as they became interested stockholders;

7.
Proposal No. 7 — To consider and vote upon an amendment to MUDS’ existing charter to clarify that the exclusive forum provision adopting the Court of Chancery of the State of Delaware as the exclusive forum for certain stockholder litigation shall not apply to any action to enforce any liability or duty under the Securities Act or the Exchange Act for which there is exclusive federal or concurrent federal and state jurisdiction; and

8.
Proposal No. 8 — To consider and vote upon an amendment to MUDS’ existing charter to authorize all other proposed changes, including, among others, those (i) resulting from the business combination, including changing the post-business combination corporate name from “Mudrick

Capital Acquisition Corporation” to “Hycroft Mining Holding Corporation” and removing certain provisions relating to MUDS’ prior status as a blank check company and MUDS Class B common stock that will no longer apply upon consummation of the business combination, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.
We refer to Proposals No. 2-8 collectively as the “Charter Proposals”;
9.
Proposal No. 9 — The Director Election Proposal — To consider and vote upon a proposal, assuming the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are all approved and adopted, to elect seven directors to serve on the HYMC board of directors until the next annual meeting of stockholders, or until their respective successors are duly elected and qualified, which we refer to as the “Director Election Proposal”;

10.
Proposal No. 10 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are all approved and adopted, the HYMC 2020 Performance and Incentive Pay Plan (the “Incentive Plan”) and the material terms thereunder, which we refer to as the “Incentive Plan Proposal”. A copy of the Incentive Plan is attached to the accompanying joint proxy statement/prospectus as Annex C; and

11.
Proposal No. 11 — The NASDAQ Proposal — To consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposals are approved and adopted, for purposes of complying with applicable provisions of NASDAQ Listing Rule 5635, the issuance of more than 20% of MUDS’ issued and outstanding common stock in connection with the business combination, the private investment, an incremental equity investment, the forward purchase, the underwriting commission issuance and the lender issuance, and the related change in control, which we refer to as the “NASDAQ Proposal.”

Q:
Why is MUDS providing stockholders with the opportunity to vote on the business combination?

A:
Under MUDS’ current certificate of incorporation, MUDS must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of its initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, MUDS has elected to provide its stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, MUDS is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their public shares in connection with the closing of the business combination. The approval of MUDS’ stockholders of the Business Combination Proposal is also a condition to the closing of the business combination under the Purchase Agreement.

Q:
When is the business combination expected to be completed?

A:
The consummation of the business combination is expected to take place on or prior to the second business day following the satisfaction or waiver of the conditions set forth in the Purchase Agreement and described below in the subsection entitled “The Purchase Agreement and Related Agreements — Conditions to Closing of the Business Combination.” The closing of the business combination, which is expected in the first half of 2020, is subject to customary and other closing conditions, including regulatory approvals and receipt of approvals from MUDS’ stockholders and Seller’s stockholders. The Purchase Agreement may be terminated by MUDS or Seller if the consummation of the business combination has not occurred by August 12, 2020 (the “outside date”), as a result of the approval by MUDS’ stockholders at a special meeting held on February 10, 2020, to extend the deadline for completion of a business combination from February 12, 2020 to August 12, 2020 (the “Extension Meeting” and such extension, the “extension”).

For a description of the conditions to the completion of the business combination, please see the section entitled “The Purchase Agreement and Related Agreements — Conditions to Closing of the Business Combination” of this joint proxy statement/prospectus.

Q:
Following the business combination, will MUDS’ securities continue to trade on a stock exchange?

A:
Yes. Our publicly-traded units, MUDS Class A common stock and warrants are currently listed on the NASDAQ Capital Market under the symbols “MUDSU,” “MUDS” and “MUDSW,” respectively. We intend to apply to continue the listing of our publicly-traded Class A common stock and warrants on NASDAQ under the proposed symbols “HYMC” and “HYMCW,” respectively, upon the consummation of the business combination. As a result, our publicly-traded units will separate into the component securities upon consummation of the business combination and, as a result, will no longer trade as a separate entity.

Q:   What happens if I sell my shares of MUDS Class A common stock before the MUDS special meeting?
A:
The record date for the MUDS special meeting is earlier than the date that the business combination is expected to be completed. If you transfer your shares of MUDS Class A common stock after the record date, but before the MUDS special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the MUDS special meeting. However, you will not be able to seek redemption of the shares of MUDS Class A common stock because you will no longer be able to deliver them for redemption upon consummation of the business combination. If you transfer your shares of MUDS Class A common stock prior to the record date, you will have no right to vote those shares at the MUDS special meeting or redeem those shares for a pro rata portion of the proceeds held in the trust account.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. MUDS believes the proposals presented to the stockholders at the MUDS special meeting will be considered non-routine and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on the proposals presented at the MUDS special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote yours shares in one of the ways indicated by your broker, bank or nominee. If you do not provide instructions with your proxy, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares on any proposal; this indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the MUDS special meeting in respect of any proposal. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:
What constitutes a quorum at the MUDS special meeting?

Holders of a majority in voting power of MUDS’ common stock issued and outstanding and entitled to vote at the MUDS special meeting, present in person or represented by proxy, constitute a quorum. The initial stockholders, who currently own approximately 42.9% of MUDS’ issued and outstanding shares of common stock, will count towards this quorum. At the MUDS special meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Broker non-votes will not be counted for purposes of determining the existence of a quorum. In the absence of a quorum, the chairman of the MUDS special meeting has power to adjourn the MUDS special meeting. As of the record date for the MUDS special meeting, 6,054,644 shares of MUDS common stock would be required to achieve a quorum.
Q:
What vote is required to approve the proposals presented at the MUDS special meeting?

The approval of each of the Business Combination Proposal, the Incentive Plan Proposal and the NASDAQ Proposal requires the affirmative vote of a majority of the votes cast by holders of MUDS’

outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon. If a valid quorum is established, a stockholder’s failure to vote by proxy or in person at the MUDS special meeting will have no effect on the outcome of any vote on any of the foregoing proposals. Abstentions will be counted in connection with determination of whether a valid quorum is established, but will have no effect on the vote with respect to such proposals. Broker non-votes will also have no effect on the vote with respect to such proposals. The initial stockholders have agreed to vote their founder shares and any public shares they may hold in favor of the business combination. Currently, the initial stockholders own approximately 42.9% of MUDS’ issued and outstanding common stock, including all of the outstanding founder shares.
The approval of the Charter Proposals requires the affirmative vote of the holders of a majority of MUDS’ outstanding shares of common stock entitled to vote thereon at the MUDS special meeting. Accordingly, if a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or in person at the MUDS special meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposals, each will have the same effect as a vote “AGAINST” such Charter Proposals.
Directors are elected by a plurality of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon. This means that the seven director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Assuming a valid quorum is established, abstentions, broker non-votes and failure to vote by proxy or in person will have no effect on the election of directors.
Q:
How many votes do I have at the MUDS special meeting?

A:
MUDS stockholders are entitled to one vote on each proposal presented at the MUDS special meeting for each share of common stock held of record as of April 17, 2020, the record date for the MUDS special meeting. As of the close of business on the record date, there were 12,109,287 shares of common stock outstanding.

Q:
How will the sponsor, directors and officers vote?

A:
In connection with the IPO, the initial stockholders agreed to vote their founder shares and any public shares purchased during or after the IPO in favor of the business combination. None of the sponsor, directors or officers has purchased any shares of common stock during or after the IPO and, as of the date of this joint proxy statement/prospectus, neither we nor sponsor, the directors or officers have entered into agreements, and are not currently in negotiations, to purchase shares prior to the consummation of the business combination. Currently, the initial stockholders own approximately 42.9% of MUDS’ issued and outstanding shares of common stock, including all of the founder shares, and will be able to vote all such shares at the MUDS special meeting.

Q:
What happens if I vote against the Business Combination Proposal?

A:
If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of a majority of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon, then the Business Combination Proposal will be approved and, assuming the approval of the NASDAQ Proposal and the Charter Proposals and the satisfaction or waiver of the other conditions to closing, the business combination will be consummated in accordance with the terms of the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of a majority of the votes cast by holders of outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon, then the Business Combination Proposal will fail and we will not consummate the business combination.

Q:
Do I have redemption rights?

A:
If you are a public stockholder and you properly exercise your right to redeem your public shares and timely deliver your shares to the transfer agent, MUDS will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the business combination, including interest not previously released to MUDS to pay its franchise and income taxes, divided by the number of then issued and outstanding public shares; provided, that MUDS will not redeem any public shares to the extent that such redemption would result in MUDS having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. A public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), will be restricted from redeeming in this aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of common stock included as part of units sold in the IPO unless such stockholder obtains MUDS’ prior consent. Holder of MUDS’ outstanding public warrants do not have any redemption rights in connection with the business combination.

The initial stockholders have agreed to waive their redemption rights with respect to their founder shares and with respect to any public shares they may hold in connection with the consummation of the business combination. The founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on the fair value of marketable securities held in the trust account of approximately $71,848,371 as of April 17, 2020, the estimated per share redemption price would have been approximately $10.40. Additionally, shares properly tendered for redemption will only be redeemed if the business combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the trust account (including interest but net of franchise and income taxes payable) in connection with the liquidation of the trust account, unless we complete an alternative business combination prior to August 12, 2020, as a result of the extension.
Q:
Can MUDS’ initial stockholders redeem their founder shares in connection with consummation of the business combination?

A:
No. The initial stockholders have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the consummation of the business combination.

Q:
Is there a limit on the number of shares that may be redeemed?

A:
Yes. A public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), is restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares of common stock included as part of units sold in the IPO without MUDS’ prior consent. Accordingly, all shares in excess of 15% owned by a public stockholder will not be redeemed for cash without such stockholder first obtaining MUDS’ prior consent. On the other hand, a public stockholder who holds less than 15% of the public Class A common stock may redeem all of the public shares held by such public stockholder for cash.

In no event is your ability to vote all of your shares (including those shares held by you in excess of 15% of the shares of common stock included as part of units sold in the IPO) for or against the business combination restricted.
There is no specified maximum redemption threshold under MUDS’ existing charter, other than the aforementioned 15% threshold. Each redemption of Class A common stock by public stockholders will reduce the amount in the trust account. The Purchase Agreement provides that MUDS’ and Seller’s respective obligations to consummate the business combination are conditioned on (i) immediately prior to the consummation of the business combination, the amount in the trust account and the proceeds from the private investment and the Forward Purchase Contract and available under the Sprott Credit Agreement and the Sprott Royalty Agreement equaling or exceeding $210,000,000, and (ii) immediately after the consummation of the business combination and after payment in respect of all stockholder redemptions, the payoff amount and any payments due to the Excess Noteholders and the 1.5 Lien Noteholders in the exchange, if any, unrestricted and available cash equaling or exceeding $50,000,000. In addition, in no event will MUDS redeem public shares in connection with the business combination in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. Holders of public warrants do not have redemption rights in connection with the business combination.
Q:
Will my vote affect my ability to exercise redemption rights?

A:
No. You may exercise your redemption rights whether you vote your shares of common stock for or against, or whether you abstain from voting on the Business Combination Proposal or any other proposal described by this joint proxy statement/prospectus. As a result, the business combination can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of NASDAQ.

Q:
How do I exercise my redemption rights?

A:
In order to exercise your redemption rights, you must: (i) if you hold public units, separate the underlying public shares and public warrants, and (ii) prior to 5:00 p.m Eastern Time on May 27, 2020 (two business days before the MUDS special meeting), (x) tender your shares physically or electronically and (y) submit a request in writing that MUDS redeem your public shares for cash to Continental Stock Transfer & Trust Company, MUDS’ transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com
Please state in your written redemption request sent to Continental Stock Transfer & Trust Company, MUDS’ transfer agent, if you are not acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act) with any other stockholder with respect to shares of common stock. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act) will be restricted from exercising redemption rights with respect to more than an aggregate of 15% of the shares of Class A common stock included in the units sold in the IPO without MUDS’ prior consent. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public stockholder or group will not be redeemed for cash unless such stockholder first obtains MUDS’ prior consent.
Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, MUDS does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.
Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to either tender their certificates to the transfer agent prior to the date set forth in these proxy materials or deliver their shares to the transfer agent electronically using Depository Trust Company’s (“DTC”) Deposit/Withdrawal At Custodian (“DWAC”) system, at such stockholder’s option. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken on the business combination. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares (physically or electronically). The requirement for physical or electronic delivery prior to the MUDS special meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the business combination is approved.
There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not MUDS requires stockholders seeking to exercise redemption rights to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights or choosing not to exercise such redemption rights?

A:
As described more fully below, a U.S. Holder of MUDS Class A common stock that exercises its redemption rights to receive cash in exchange for such shares may be treated as selling ordinary shares resulting in the recognition of capital gain or capital loss (assuming such U.S. Holder holds its MUDS Class A common stock as a capital asset). There may be certain circumstances in which the redemption may be treated as a distribution as an amount equal to the redemption proceeds, for U.S. federal income tax purposes, depending on the amount of ordinary shares or common stock, as the case may be, that a U.S. Holder owns or is deemed to own by attribution (including through the ownership of warrants).

Please see the section entitled “Material Tax Considerations — MUDS Material U.S. Federal Income Tax Considerations” of this joint proxy statement/prospectus for a discussion of material U.S. federal income tax consequences of exercising your redemption rights or choosing not to exercise such redemption rights. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.
Q:
If I am a public warrant holder, can I exercise redemption rights with respect to my public warrants?

A:
No. The holders of public warrants have no redemption rights with respect to the public warrants in connection with the business combination.

Q:
If I am a public unit holder, can I exercise redemption rights with respect to my public units?

A:
No. Holders of outstanding units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.

If you hold units registered in your own name, in order to redeem your underlying shares you must deliver the certificate for such units to Continental Stock Transfer & Trust Company, MUDS’ transfer agent, with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights with respect to the public shares.
If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, MUDS’ transfer agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares upon the separation of the public shares from the units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:
Do I have appraisal rights if I object to the proposed business combination?

A:
No. Appraisal rights are not available to holders of MUDS shares in connection with the business combination.

Q:
What happens if the business combination is not consummated?

A:
There are certain circumstances under which the Purchase Agreement may be terminated. Please see the section entitled “The Purchase Agreement and Related Agreements — Termination” of this joint proxy statement/prospectus for information regarding the parties’ specific termination rights.

If MUDS does not consummate the business combination, we may continue to try to complete a business combination with a different target business until August 12, 2020. If MUDS fails to complete a business combination by August 12, 2020, then at such time we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest not previously released to MUDS to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish MUDS’ public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MUDS’ remaining stockholders and the MUDS Board, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including trust account assets) will be less than the initial public offering price per unit in the IPO. Please see the section entitled “Risk Factors — Risks Related to MUDS and the Business Combination” of this joint proxy statement/prospectus.
Holders of MUDS founder shares have waived any right to any liquidating distribution with respect to such shares. In addition, if MUDS fails to complete a business combination by August 12, 2020, there will be no redemption rights or liquidating distributions with respect to MUDS’ outstanding warrants, which will expire worthless.
Q:
What will be the concentration of ownership and voting power of HYMC common stock upon the closing of the business combination?

A:
It is anticipated that, upon completion of the business combination, assuming that no shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:

Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	13.8%
Sponsor	12.8%
Mudrick Capital Management L.P. and affiliated fund entities	27.3%
Whitebox Advisors and affiliated fund entities	19.3%
Highbridge Capital Management LLC and affiliated fund entities	11.0%
Aristeia Capital, LLC and affiliated fund entities	7.4%
Wolverine Asset Management, LLC and affiliated fund entities	3.6%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.0%
Cantor	0.9%
Lender	1.0%
Investors in incremental private placement equity investment	2.0%

Alternatively, it is anticipated that, upon completion of the business combination, assuming all shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:
Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	0.0%
Sponsor	9.5%
Mudrick Capital Management L.P. and affiliated fund entities	33.5%
Whitebox Advisors and affiliated fund entities	23.6%
Highbridge Capital Management LLC and affiliated fund entities	13.5%
Aristeia Capital, LLC and affiliated fund entities	9.0%
Wolverine Asset Management, LLC and affiliated fund entities	4.4%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.1%
Cantor	0.5%
Lender	1.0%
Investors in incremental private placement equity investment	4.0%
The ownership percentages of HYMC set forth in the foregoing tables (a) exclude (1) the shares of HYMC Class A common stock issuable upon the exercise of warrants that will remain outstanding following the business combination, including Seller warrants assumed in the business combination, and (2) any shares of HYMC Class A common stock issuable upon the conversion of mirror replacement equity awards issued to holders of outstanding Seller equity awards in connection with the business combination, and (b) assume (1) the completion of the business combination occurs on May 29, 2020, (2) the issuance of 315,163 shares (in the no redemption scenario) and 6,500,000 shares (in the maximum redemption scenario) of HYMC Class A common stock to the Initial Subscribers in the private investment, for aggregate gross proceeds of $3,151,630 or $65,000,000, respectively, (3) the issuance of 1,000,000 shares (in the no redemption scenario) and 2,000,000 shares (in the maximum redemption scenario) of HYMC Class A common stock in an incremental equity investment for aggregate gross proceeds of $10,000,000 or $20,000,000, respectively, (4) the issuance of 1% of the outstanding shares of HYMC Class A common stock to the Lender pursuant to the Sprott Credit Agreement, (5) that there is no Cash Available for Payment in connection with the consummation of the exchange and that the consideration in the exchange is comprised entirely of the Excess Notes Share Payment and the 1.5 Lien Share Payment, (6) the consummation of the transactions contemplated by the Parent Sponsor Letter Agreement, including the share surrender, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, resulting in the surrender of 1,941,667 shares (in the no redemption scenario) or 3,584,616 shares (in the maximum redemption scenario) of MUDS Class B common stock, respectively, (7) the consummation of the underwriting commission issuance, which, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, shall result in the issuance of approximately 456,104 shares (in the no redemption scenario) or 237,067 shares (in the maximum redemption scenario) of HYMC Class A common stock, respectively, and (8) that approximately 50,000,610 shares (in the no redemption scenario) or 50,057,687 shares (in the maximum redemption scenario) of HYMC Class A common stock are outstanding immediately after consummation of the business combination. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Please see the section entitled Beneficial Ownership of Securities for more information regarding beneficial ownership of MUDS Class A common stock and projected beneficial ownership of HYMC Class A common stock following the consummation of the business combination. Please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements” beginning on page 165 of this joint proxy statement/prospectus for further details regarding the transactions related to the business combination.

Q:
What do I need to do now?

A:
You are urged to read carefully and consider the information contained in this joint proxy statement/prospectus, including the Annexes, and to consider how the business combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:
How do I vote?

A:
If you were a holder of record of MUDS common stock on April 17, 2020, the record date for the MUDS special meeting, you may vote with respect to the proposals in person at the MUDS special meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided or by facsimile.

Voting by Mail or Facsimile.   By signing the proxy card and returning it either (i) in the enclosed prepaid envelope Continental Stock Transfer & Trust Company, Attn: Proxy Group at 1 State Street, New York, NY 10004 or (ii) by facsimile to Continental Stock Transfer & Trust Company by sending the completed, signed and dated proxy card to (212) 509-5152, you are authorizing the individuals named on the proxy card to vote your shares at the MUDS special meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the MUDS special meeting so that your shares will be voted if you are unable to attend the MUDS special meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m. Eastern Time on May 28, 2020.
Voting in Person at the Meeting.   If you attend the MUDS special meeting and plan to vote in person, we will provide you with a ballot at the MUDS special meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the MUDS special meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the MUDS special meeting and vote in person, you will need to bring to the MUDS special meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. For additional information, please see the section entitled “Special Meeting of MUDS Stockholders” beginning on page 91 of this joint proxy statement/prospectus.
If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting and vote in person, obtain a proxy from your broker, bank or nominee.
Q:
What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:
Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxy holders may use their discretion to vote on any other matters which properly come before the MUDS special meeting.

Q:
If I am not going to attend the MUDS special meeting in person, should I return my proxy card instead?

A:
Yes. Whether you plan to attend the MUDS special meeting or not, please read the enclosed joint proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope to Continental Stock Transfer & Trust Company,

Attn: Proxy Group at 1 State Street, New York, NY 10004 or by facsimile to Continental Stock Transfer & Trust Company by sending the completed, signed and dated proxy card to (212) 509-5152.
Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. You may change your vote by sending a later-dated, signed proxy card to Continental Stock Transfer & Trust Company, Attn: Proxy Group at 1 State Street, New York, NY 10004, by facsimile to Continental Stock Transfer & Trust Company by sending the completed, signed and dated proxy card to (212) 509-5152 or by attending the MUDS special meeting in person and voting. You also may revoke your proxy by sending a notice of revocation to Continental Stock Transfer & Trust Company, Attn: Proxy Group at 1 State Street, New York, NY 10004 or by facsimile to Continental Stock Transfer & Trust Company by sending the completed, signed and dated proxy card to (212) 509-5152, which must be received by Continental Stock Transfer & Trust Company prior to the MUDS special meeting.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive to Continental Stock Transfer & Trust Company, Attn: Proxy Group at 1 State Street, New York, NY 10004 or by facsimile to Continental Stock Transfer & Trust Company by sending the completed, signed and dated proxy card to (212) 509-5152 in order to cast your vote with respect to all of your shares.

Q:
Who will solicit and pay the cost of soliciting proxies for the MUDS special meeting?

A:
MUDS will pay the cost of soliciting proxies for the MUDS special meeting. MUDS has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies for the MUDS special meeting. MUDS has agreed to pay Advantage Proxy, Inc. a fee of $7,500, plus costs and expenses, which fee also includes Advantage Proxy, Inc. acting as the inspector of elections at the MUDS special meeting. MUDS will reimburse Advantage Proxy, Inc. for reasonable out-of-pocket expenses and will indemnify Advantage Proxy, Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. MUDS will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of MUDS common stock for their expenses in forwarding soliciting materials to beneficial owners of the MUDS common stock and in obtaining voting instructions from those beneficial owners. MUDS’ directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
Who can help answer my questions?

A:
If you have questions about the proposals or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card you should contact:

Jason Mudrick, Chief Executive Officer and Secretary or Glenn Springer, Chief Financial Officer
c/o Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022
Tel: (646) 747-9500
Email: info@mudrickcapital.com

You may also contact MUDS’ proxy solicitor at:
Advantage Proxy, Inc.
PO Box 13581
Des Moines, WA 98198
Tel: (877) 870-8565 (toll free)
Banks and brokers can call collect at: (206) 870-8565
Email: ksmith@advantageproxy.com
To obtain timely delivery, MUDS’ stockholders must request the materials no later than five business days prior to the MUDS special meeting.
You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus.
If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to MUDS’ transfer agent prior to the MUDS special meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” of this joint proxy statement/prospectus. If you have questions regarding certification of your position, redemption or delivery of your stock, please contact MUDS’ transfer agent:
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS FOR SELLER STOCKHOLDERS
Q:
Why am I receiving this joint proxy statement/prospectus?

A:
Seller stockholders are being asked to consider and vote upon a proposal to approve the Purchase Agreement and the business combination contemplated thereby. As a result of the business combination, MUDS and Acquisition Sub will acquire the Hycroft business from Seller. Seller intends to promptly distribute the shares of HYMC Class A common stock received in connection with the business combination to its stockholders on a pro rata basis, subject to the approval of the Seller Dissolution Proposal, and to wind-up its affairs after retaining sufficient assets to conduct the plan of dissolution and wind up its affairs, in accordance with the plan of dissolution. In order to complete the dissolution and liquidation of Seller pursuant to the plan of dissolution, Seller stockholders must approve the Seller Business Combination Proposal and the Seller Dissolution Proposal. Seller will hold a special meeting of its stockholders in order to obtain this approval. In connection with the business combination, Seller stockholders representing a sufficient number of shares of Seller’s outstanding common stock necessary to approve the Seller Business Combination Proposal have agreed, among other things, to vote in favor of the adoption of the Purchase Agreement and the business combination, subject to certain exceptions, and Seller stockholders representing a sufficient number of shares of Seller’s outstanding common stock necessary to approve the Seller Dissolution Proposal have also indicated their intention to vote “FOR” the Seller Dissolution Proposal. As a result, we believe that the Seller Business Combination Proposal and the Seller Dissolution Proposal will be approved by the Seller stockholders. As a result of the business combination, and assuming approval of the Seller Dissolution Proposal, pursuant to the plan of dissolution Seller will liquidate and distribute to each holder of Seller common stock, including shares of Seller common stock issued in connection with the conversion of the Second Lien Notes (as further described herein), his, her or its pro rata portion of the net assets of Seller, which are expected to consist primarily of issued and outstanding shares of HYMC Class A common stock. Seller expects that the number of shares of HYMC Class A common stock, to be received in the business combination will be equal to (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount divided by (2) $10.00. A copy of each of the Purchase Agreement and the plan of dissolution is attached to this joint proxy statement/prospectus as Annex A and Annex E, respectively.

This joint proxy statement/prospectus and its Annexes contain important information about the Purchase Agreement and the business combination. Seller stockholders should read this joint proxy statement/prospectus and its Annexes carefully and in their entirety.
Seller stockholders are encouraged to return their proxy card as soon as possible after carefully reviewing this joint proxy statement/prospectus and its Annexes.
Q:
When and where will the Seller special meeting be held?

A:
The Seller special meeting will be held at Seller’s offices at 8181 E. Tufts Avenue, Denver, CO 80237, on May 29, 2020, at 8:00 a.m. Mountain Time, unless the Seller special meeting is adjourned.

As part of our precautions regarding the novel coronavirus, COVID-19, we are planning for the possibility that the Seller special meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so as soon as practicable, and provide details on how to participate, which will be available on our website at www.hycroftmining.com. We strongly encourage you to regularly check this website for any updates prior to the Seller special meeting.
Q:
What are the specific proposals on which I am being asked to vote at the Seller special meeting?

A:
Seller stockholders are being asked to approve the following proposals:

Proposal No. 1 — The Seller Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Purchase Agreement and the business combination contemplated thereby, which we refer to as the “Seller Business Combination Proposal”;

Proposal No. 2 — The Seller Dissolution Proposal — To consider and vote upon a proposal to approve and adopt the plan of dissolution attached to the joint proxy statement/prospectus as Annex E, including the dissolution and distribution of Seller’s assets contemplated thereby, subject to the approval of the Seller Business Combination Proposal and the consummation of the business combination, which we refer to as the “Seller Dissolution Proposal;” and
Proposal No. 3 — Seller Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Seller special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals to be submitted for stockholder approval at the Seller special meeting, which we refer to as the “Seller Adjournment Proposal.”
Q:
Who is entitled to vote?

A:
The holders of Seller common stock as of the Seller record date (April 17, 2020) are entitled to vote on matters that come before the Seller special meeting. However, a stockholder may only vote his, her its shares if he, she or it is present in person or is represented by proxy at the Seller special meeting. Holders of outstanding warrants to purchase shares of Seller common stock are not entitled to vote.

Q:
How can I vote?

A:
If you are a holder of record of Seller common stock on the record date, you may vote in person at the Seller special meeting or by submitting a proxy for the Seller special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card to Seller’s secretary by mail to Hycroft Mining Corporation at 8181 E. Tufts Ave., Suite 510, Denver, CO 80237, Attention: Corporate Secretary, so that it is received by Seller’s secretary prior to the vote at the Seller special meeting (which is scheduled to take place on May 29, 2020).

As part of our precautions regarding the novel coronavirus, COVID-19, we are planning for the possibility that the Seller special meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so as soon as practicable, and provide details on how to participate, which will be available on our website at www.hycroftmining.com. We strongly encourage you to regularly check this website for any updates prior to the Seller special meeting.
Q:
How many votes do I have?

A:
Each share of Seller common stock is entitled to one vote per share at the Seller special meeting. As of the close of business on the Seller record date, there were 2,897,568 shares of Seller common stock outstanding and entitled to vote.

Q:
What constitutes a quorum?

A:
A quorum of Seller stockholders is necessary to hold a valid meeting. A quorum will be present at the Seller special meeting if a majority of the issued and outstanding shares entitled to vote is represented in person or by proxy at the special meeting. As of the Seller record date for the Seller special meeting, 1,448,785 shares of Seller common stock would be required to achieve a quorum. At the Seller special meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present.

Q:
What vote is required to approve the proposals presented at the Seller special meeting?

A:
The approval of the Seller Business Combination Proposal and the Seller Dissolution Proposal require the affirmative vote of a majority of the outstanding shares of Seller common stock entitled to vote at the Seller special meeting. Accordingly, if a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or in person at the Seller special meeting as well as an abstention from voting with regard to the Business Combination Proposal and the Seller Dissolution Proposal, will have the same effect as a vote “AGAINST” such proposal.

The approval of the Seller Adjournment Proposal requires the affirmative vote for the proposal by the holders of a majority of the shares of common stock represented in person or by proxy and voting at the Seller special meeting. If a valid quorum is established, a stockholder’s failure to vote by proxy or in person at the Seller special meeting will have no effect on the outcome of any vote on the Seller Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the vote with respect to such proposal.
Q:
What are the recommendations of the Seller Board?

A:
The Seller Board recommends that Seller stockholders vote “FOR” the Business Combination Proposal and “FOR” the Seller Dissolution Proposal. The Seller Board has determined that the business combination is expedient, fair to, and in the best interests of, Seller and its stockholders and it has determined that the plan of dissolution is advisable and in the best interests of Seller and its stockholders. Accordingly, the Seller Board has approved the Purchase Agreement and the business combination contemplated thereby and the plan of dissolution. For a more complete description of the recommendation of the Seller Board, please see “Seller Special Meeting” beginning on page 156 of this joint proxy statement/prospectus.

The existence of financial and personal interests of one or more of Seller’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Seller and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. For a more detailed discussion, please see the section entitled “Seller Special Meeting — Recommendation to Seller’s Stockholders” beginning on page 157 of this joint proxy statement/prospectus.
Q:
How do other Seller stockholders intend to vote?

A:
In connection with the business combination, each of Mudrick Capital, Highbridge, Whitebox, Aristeia and Wolverine and the investment funds affiliated with or managed by Mudrick Capital, Highbridge, Whitebox, Aristeia and Wolverine, representing stock holdings of more than a majority of the outstanding Seller common stock, have entered into the Seller Support Agreement pursuant to which they have agreed to support and vote all of their shares of Seller common stock in favor of the Seller Business Combination Proposal. Each of Mudrick Capital, Highbridge and Whitebox and the investment funds affiliated with or managed by Mudrick Capital, Highbridge and Whitebox have also indicated their intention to vote “FOR” the Seller Dissolution Proposal.

Q:
What happens if the business combination is not approved or consummated?

A:
If the Seller Business Combination Proposal is not adopted by Seller’s stockholders or if the business combination is not completed for any other reason, Seller will remain an independent private company. Seller does not intend to adopt and implement the plan of dissolution to liquidate, dissolve and distribute its assets unless the business combination is completed. Seller has incurred recurring operating losses and continues to have working capital funding requirements. If the business combination is not approved and consummated on a timely basis, and/or Seller does not obtain substantial new debt or private investment on a timely basis, Seller would not likely have sufficient resources to continue operations and may be required to seek protection under the U.S. Bankruptcy Code or similar relief. In such an event, it is possible that there would not be significant assets, or any assets, available for distribution to Seller’s stockholders.

Q:
What will happen if the Seller Business Combination Proposal is approved and the Seller Dissolution Proposal is not approved?

A:
If Seller stockholders approve the Purchase Agreement and the Seller Business Combination Proposal and the related business combination but do not approve the plan of dissolution, Seller will complete the business combination as contemplated in the Purchase Agreement and will review methods to promptly distribute the HYMC Class A common stock Seller receives to its stockholders upon consummation of the business combination. In connection with the business combination, Seller stockholders representing a sufficient number of shares of Seller’s outstanding common stock necessary to approve the Seller Business Combination Proposal have agreed, among other things, to vote in favor of the adoption of the Purchase Agreement and the business combination, subject to certain exceptions, and Seller stockholders representing a sufficient number of shares of Seller’s outstanding common stock necessary to approve the Seller Dissolution Proposal have also indicated their intention to vote “FOR” the Seller Dissolution Proposal. As a result, we believe that the Seller Business Combination Proposal and the Seller Dissolution Proposal will be approved by the Seller stockholders.
Q:
Do Seller stockholders have appraisal rights in connection with the proposed business combination?

A:
No. Appraisal rights are not available to holders of Seller common stock in connection with the business combination or the plan of dissolution under applicable Delaware law.

Q:
If the Seller Business Combination Proposal and the Seller Dissolution Proposal are approved and the business combination is consummated on the terms contained in the Purchase Agreement, what does Seller estimate that the holders of Sellers common stock will receive?

A:
Each holder of issued and outstanding shares of Seller common stock, including Seller common stockholders as a result of the conversion of the Second Lien Notes (as further described herein), are expected to receive a pro rata number of shares of HYMC Class A common stock, equal to (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount divided by (2) $10.00.

Under the plan of dissolution, Seller will file a certificate of dissolution with the Secretary of State of the State of Delaware, Seller’s jurisdiction of incorporation, to dissolve Seller as a legal entity following the satisfaction of its outstanding liabilities. Seller currently intends to file the certificate of dissolution promptly following the consummation of the business combination in order to effect the distribution to Seller’s stockholders of the HYMC Class A common stock to be received by Seller in the business combination, including holders of Seller common stock received in connection with the conversion of the Second Lien Notes into shares of Seller common stock under the Second Lien Conversion Agreement. Holders of outstanding Seller warrants to purchase shares of Seller common stock do not have rights as stockholders of Seller and will not receive any assets upon distribution pursuant to the plan of dissolution unless such holders duly and validly exercise such Seller warrants prior to the consummation of the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, will be exercisable to purchase shares of HYMC Class A common stock. Holders of Seller warrants that wish to participate in the distribution of purchase shares pursuant to the plan of dissolution must exercise their Seller warrants at a price (as of May 1, 2020) of $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination.
Q:
What do I need to do now?

A:
Seller urges you to read carefully and consider the information contained in this joint proxy statement/prospectus, including the annexes, and to consider how the business combination and subsequent dissolution and liquidation of Seller will affect you as a stockholder of Seller. Stockholders should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy card.

Q:
What happens if I sell my shares of Seller common stock before the Seller special meeting?

A:
The Seller record date for the Seller special meeting is earlier than the date of the Seller special meeting and earlier than the date that the business combination is expected to be completed. If you transfer your shares of Seller common stock after the applicable record date, but before the Seller special meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such Seller special meeting. Shares of Seller common stock are subject to the transfer restrictions set forth in Seller’s amended and restated certificate of incorporation and the Seller stockholders agreement dated as of October 22, 2015 to which all stockholders of Seller are a party. Any attempt to transfer your shares of Seller common stock must comply with the terms and conditions set forth in the amended and restated certificate of incorporation and the Seller stockholders agreement.
Q:
May I change my vote after I have returned my signed proxy card?

A:
Yes. Stockholders may send a later-dated, signed proxy card to Seller’s secretary by mailing it to Hycroft Mining Corporation at 8181 E. Tufts Ave., Suite 510, Denver, CO 80237, Attention: Corporate Secretary, so that it is received by Seller’s secretary prior to the vote at the Seller special meeting (which is scheduled to take place on May 29, 2020) or attend the Seller special meeting in person and vote. Stockholders also may revoke their proxy by sending a notice of revocation to Seller’s secretary, which must be received by Seller’s secretary prior to the vote at the Seller special meeting. Stockholders may send a notice of revocation by mailing it to Seller’s secretary to the address above or emailing it to Seller at info@hycroftmining.com.

Q:
What happens if I fail to take any action with respect to the Seller special meeting?

A:
If you fail to take any action with respect to the Seller special meeting and the business combination and plan of dissolution are approved by stockholders and the business combination is consummated, pursuant to the plan of dissolution you will receive a distribution of your pro-rata share of the shares of HYMC Class A common stock received by Seller in the business combination and you will become a stockholder of HYMC. If you fail to take any action with respect to the Seller special meeting and the business combination and plan of dissolution are not approved, you will remain a stockholder of Seller only.

Q:
What should I do with my stock certificates?

A:
As a result of the consummation of the business combination, holders of Seller common stock will receive shares of HYMC Class A common stock without needing to take any action and accordingly such holders should not submit the certificates relating to their shares of Seller common stock.

Q:
What should I do if I receive more than one set of voting materials?

A:
Seller stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of Seller common stock.

Q:
What are the United States federal income tax consequences of the business combination, including the underlying asset sale and distribution of HYMC Class A common stock in connection with the plan of dissolution?

A:
Subject to the qualifications set forth in this joint proxy statement/prospectus, Seller’s sale of the Hycroft business should be treated as a taxable sale of the assets comprising the Hycroft business and any gain recognized on such sale should be subject to U.S. federal income tax at the 21-percent U.S. federal corporate income tax rate. However, Seller believes that its net operating loss carryforwards should be sufficient to fully offset the gain, if any, arising from the sale. Seller’s distribution of HYMC Class A common stock to its stockholders as a liquidating distribution in connection with Seller’s plan of dissolution should be treated as a taxable sale or exchange of such HYMC Class A common stock by Seller. However, because Seller’s tax basis in the HYMC Class A common stock should be equal to such stock’s fair market value at the time of distribution, no additional gain should be recognized by Seller upon such distribution. The receipt of HYMC Class A common stock by a Seller stockholder in connection with the liquidation and dissolution of Seller should be treated as a sale or exchange of all of such Seller stockholder’s interest in Seller with respect to which such stockholder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the HYMC Class A common stock received pursuant to the distribution and (ii) such stockholder’s adjusted tax basis in the Seller common stock exchanged therefore. Assuming the Seller common stock was held as a capital asset, any gain or loss recognized on such deemed sale or exchange should be treated as capital gain or loss.
For additional information and a general discussion of such tax considerations, please see “Material Tax Considerations” of this joint proxy statement/prospectus.
Tax matters are complicated and the tax consequences of the business combination to you will depend on the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the business combination to you.
Q:
Who can help answer my questions?

A:
If you have any questions about the Purchase Agreement, the business combination, the plan of dissolution or how to return your proxy card, or if you need additional copies of this joint proxy statement/prospectus, you should contact Tracey Thom, Vice President Investor Relations and Corporate Communications by phone at (303) 524-1948 or by mailing your request to Tracey Thom, c/o Hycroft Mining Corporation, 8181 E. Tufts Ave., Suite 510, Denver, CO 80237.

SUMMARY TERM SHEET
This summary term sheet, together with the sections entitled “Questions and Answers about the Proposals for MUDS Stockholders,” “Questions and Answers for Seller Stockholders” and “Summary of the Joint Proxy Statement/Prospectus,” summarizes certain information contained in this joint proxy statement/prospectus, but does not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the MUDS special meeting. In addition, for definitions used commonly throughout this joint proxy statement/prospectus, including this summary term sheet, please see the section entitled “Frequently Used Terms.”
•
Mudrick Capital Acquisition Corporation, a Delaware corporation, or MUDS, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

•
On January 13, 2020, MUDS, Acquisition Sub and Seller entered into the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, Acquisition Sub will acquire from Seller the issued and outstanding equity interests of the Hycroft direct subsidiaries and MUDS or Acquisition Sub will acquire substantially all of the other assets and assume substantially all of the liabilities of Seller. Prior to the business combination, Allied Delaware, Allied VGH and its wholly owned subsidiaries will be converted to Delaware limited liability companies in accordance with Delaware law. On February 26, 2020, we amended the Purchase Agreement to provide for the assumption by HYMC of Seller's liabilities and obligations under the Seller Warrant Agreement upon consummation of the transactions contemplated by the Purchase Agreement.

•
Concurrently with the signing of the Purchase Agreement, Seller and the 1.25 Lien Noteholders entered into the 1.25 Lien Exchange Agreement. Pursuant to the terms of the 1.25 Lien Exchange Agreement, prior to the consummation of the business combination, the 1.25 Lien Noteholders will transfer the 1.25 Lien Notes to Seller in exchange for the New Subordinated Notes. In connection with the business combination, and as part of the debt and warrant assumption thereunder, HYMC will assume the Assumed New Subordinated Notes.

•
Concurrently with the signing of the Purchase Agreement, Acquisition Sub, the 1.5 Lien Noteholders and the 1.25 Lien Noteholders entered into the Exchange Agreement. Pursuant to the terms of the Exchange Agreement, as part of the business combination, (i) the Excess Noteholders will transfer the Excess Notes to Acquisition Sub in exchange for the Excess Notes Cash Payment Amount and the Excess Notes Share Payment, in each case if and to the extent applicable, and (ii) the 1.5 Lien Noteholders will transfer the 1.5 Lien Notes to Acquisition Sub in exchange for the 1.5 Lien Cash Payment Amount and the 1.5 Lien Share Payment, in each case if and to the extent applicable.

•
Concurrently with the signing of the Purchase Agreement, Seller and the Second Lien Noteholders entered into the Second Lien Conversion Agreement. Pursuant to the terms of the Second Lien Conversion Agreement agreed to convert their Second Lien Notes to Seller common stock in accordance with the terms of such notes as part of the business combination and waive certain provisions and terms of the Second Lien Notes.

•
Concurrently with the signing of the Purchase Agreement, MUDS entered into the Subscription/Backstop Agreements with the Initial Subscribers for the purchase and sale of 6,500,000 shares of HYMC Class A common stock at a purchase price of $10.00 per share, and the issuance to such investors of 3,250,000 PIPE warrants, for an aggregate purchase price of up to $65,000,000, which number of shares of HYMC Class A common stock issued and aggregate purchase price shall be subject to reduction if (i) prior to the consummation of the business combination, MUDS enters into subscription agreements or other instruments pursuant to which MUDS agrees to issue and sell to certain Third-Party Private Investors all or any portion of the shares to be issued in connection with the transactions contemplated by such Subscription/Backstop Agreements or (ii) in connection with the consummation of the business combination, the cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions exceeds $10,000,000.

•
Concurrently with the consummation of the business combination, sponsor will purchase in a private placement 2,500,000 units having substantially the same terms as the units sold in the IPO and 625,000 shares of Class A common stock for an aggregate purchase price of $25,000,000, pursuant to the Forward Purchase Contract entered into by MUDS and sponsor in connection with the IPO.
•
Concurrently with the signing of the Purchase Agreement, sponsor and MUDS entered into the Parent Sponsor Letter Agreement, pursuant to which sponsor agreed to surrender to MUDS, immediately prior to the consummation of the business combination and for no consideration, the Surrendered Shares.

•
On February 12, 2020, MUDS entered into the UA Amendment, pursuant to which the deferred underwriting fees, which were originally payable by MUDS to the Underwriters in cash upon completion of the business combination, are payable upon completion of the business combination through a combination of (i) shares of HYMC Class A common stock, valued at $10 per share, (ii) cash and (iii) additional HYMC Class A common stock or cash dependent upon the amount of Class A common stock owned by Cantor as of February 12, 2020 and by independent third parties as of the consummation of the business combination, after taking into account any redemptions. The UA Amendment did not amend, modify or supplement any other terms of the Underwriting Agreement.

•
There are currently 12,109,287 shares of MUDS common stock issued and outstanding, consisting of (i) 6,909,287 shares of MUDS Class A common stock originally issued in the IPO (equal to the 20,800,000 shares of MUDS Class A common stock issued in the IPO, reduced by the 13,890,713 shares of MUDS Class A common stock redeemed by public stockholders in connection with the Extension Meeting) and (ii) 5,200,000 shares of MUDS Class B common stock that were issued to the initial stockholders, which includes sponsor. There are currently no shares of MUDS preferred stock issued and outstanding. In addition, MUDS issued 20,800,000 public warrants to purchase shares of Class A common stock as part of the units sold in the IPO and 7,740,000 private placement warrants in a private placement concurrently with the IPO, of which 6,700,000 were sold to the sponsor and 1,040,000 were sold to Cantor. Each warrant entitles its holder to purchase one share of MUDS Class A common stock at an exercise price of $11.50 per share, and can be exercised only for a whole number of MUDS Class A common shares. The warrants will become exercisable 30 days after the completion of the business combination and they expire five years after the completion of the business combination or earlier upon their redemption or liquidation. Once the warrants become exercisable, the public warrants may be redeemed, at a price of $0.01 per warrant, if the last sale price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third business day before the notice of redemption is sent to the warrant holders. The private placement warrants, however, are non-redeemable so long as they are held by sponsor, Cantor or their permitted transferees. The shares of Class B common stock that were issued to the initial stockholders, which includes sponsor, will be converted into shares of HYMC Class A common stock in connection with the business combination. For more information regarding the warrants, please see the section entitled “Description of Securities” of this joint proxy statement/prospectus.

•
Seller is a U.S.-based gold producer that has historically focused on mining, developing, and exploring properties in the state of Nevada in a safe, environmentally responsible and cost-effective manner. Gold and silver sales have historically represented, and following the restart of mining operations are expected to, continue to represent 100% of Seller’s operating revenues. Accordingly, the market prices of gold and silver significantly impact Seller and its business’s financial position, operating results and cash flows.

For more information about Seller and the Hycroft business, please see the sections entitled “Information about Seller and the Hycroft Business,” “Seller’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Seller Management” and “Management after the Business Combination” of this joint proxy statement/prospectus.
•
Under the terms of the Purchase Agreement, MUDS and Acquisition Sub will acquire the Hycroft business from Seller. Subject to the terms of the Purchase Agreement, assuming consummation of the business combination on May 29, 2020, the value of the aggregate consideration in the business combination is expected to be approximately $613,600,000, which amount is inclusive of (i) the value of the purchase shares, (ii) the value of the Excess Notes and the 1.5 Lien Notes, (iii) the debt and warrant assumption and (iv) the payoff amount. The consideration to be paid to Seller will be comprised of a (x) a number of shares of HYMC Class A common stock, equal to (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount divided by (2) $10.00, and (y) the Excess Notes and the 1.5 Lien Notes. Promptly following the issuance of the purchase shares to Seller in the business combination, Seller will distribute the purchase shares pro rata to its stockholders and Seller will cancel and retire the Excess Notes and 1.5 Lien Notes. For more information about the Purchase Agreement, please see the section entitled “The Purchase Agreement and Related Agreements” of this joint proxy statement/prospectus.
•
It is anticipated that, upon completion of the business combination, assuming that no shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:

Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	13.8%
Sponsor	12.8%
Mudrick Capital Management L.P. and affiliated fund entities	27.3%
Whitebox Advisors and affiliated fund entities	19.3%
Highbridge Capital Management LLC and affiliated fund entities	11.0%
Aristeia Capital, LLC and affiliated fund entities	7.4%
Wolverine Asset Management, LLC and affiliated fund entities	3.6%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.0%
Cantor	0.9%
Lender	1.0%
Investors in incremental private placement equity investment	2.0%
Alternatively, it is anticipated that, upon completion of the business combination, assuming all shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:
Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	0.0%
Sponsor	9.5%
Mudrick Capital Management L.P. and affiliated fund entities	33.5%
Whitebox Advisors and affiliated fund entities	23.6%
Highbridge Capital Management LLC and affiliated fund entities	13.5%
Aristeia Capital, LLC and affiliated fund entities	9.0%
Wolverine Asset Management, LLC and affiliated fund entities	4.4%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.1%
Cantor	0.5%
Lender	1.0%
Investors in incremental private placement equity investment	4.0%
The ownership percentages of HYMC set forth in the foregoing tables (a) exclude (1) the shares of HYMC Class A common stock issuable upon the exercise of warrants that will remain outstanding following the business combination, including Seller warrants assumed in the business combination, and (2) any shares of HYMC Class A common stock issuable upon the conversion of mirror replacement equity awards issued to holders of outstanding Seller equity awards in connection with the business combination, and (b) assume (1) the completion of the business combination occurs on May 29, 2020, (2) the issuance of 315,163 shares (in the no redemption scenario) and 6,500,000 shares (in the maximum redemption scenario) of HYMC Class A common stock to the Initial Subscribers in the private investment, for aggregate gross proceeds of $3,151,630 or $65,000,000, respectively, (3) the issuance of 1,000,000 shares (in the no redemption scenario) and 2,000,000 shares (in the maximum redemption scenario) of HYMC Class A common stock in an incremental equity investment for aggregate gross proceeds of $10,000,000 or $20,000,000, respectively, (4) the issuance of 1% of the outstanding shares of HYMC Class A common stock to the Lender pursuant to the Sprott Credit Agreement, (5) that there is no Cash Available for Payment in connection with the consummation of the exchange and that the consideration in the exchange is comprised entirely of the Excess Notes Share Payment and the 1.5 Lien Share Payment, (6) the consummation of the transactions contemplated by the Parent Sponsor Letter Agreement, including the share surrender, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, resulting in the surrender of 1,941,667 shares (in the no redemption scenario) or 3,584,616 shares (in the maximum redemption scenario) of MUDS Class B common stock, respectively, (7) the consummation of the underwriting commission issuance, which, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, shall result in the issuance of approximately 456,104 shares (in the no redemption scenario) or 237,067 shares (in the maximum redemption scenario) of HYMC Class A common stock, respectively, and (8) that approximately 50,000,610 shares (in the no redemption scenario) and 50,057,687 shares (in the maximum redemption scenario) of HYMC Class A common stock are outstanding immediately after consummation of the business combination. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Please see the section entitled Beneficial Ownership of Securities for more information regarding beneficial ownership of MUDS Class A common stock and projected beneficial ownership of HYMC Class A common stock following the consummation of the business combination. Please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements” beginning on page 165 of this joint proxy statement/prospectus for further details regarding the transactions related to the business combination.
•
Following the consummation of the business combination, HYMC does not intend to operate as a “Controlled Company” under the definition of the NASDAQ stock exchange.

•
MUDS’ management and the MUDS Board considered various factors in determining whether to approve the Purchase Agreement and the business combination. Please see the section entitled “The Business Combination — The MUDS Board’s Reasons for the Approval of the Business Combination” on page 118 of this joint proxy statement/prospectus.

•
In addition to voting on the proposal to approve the business combination, at the MUDS special meeting, the stockholders of MUDS will be asked to vote on:

•
The Charter Proposals — To consider and vote upon seven separate proposals to approve, assuming the Business Combination Proposal and the NASDAQ Proposal are approved and adopted, certain material differences between MUDS’ existing charter and the proposed charter of HYMC, which we refer to collectively as the “Charter Proposals”;

•
Proposal No. 9 — The Director Election Proposal — To consider and vote upon a proposal, assuming the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are approved and adopted to elect seven directors to serve on the HYMC Board until the next annual meeting of stockholders, or until their respective successors are duly elected and qualified, which we refer to as the “Director Election Proposal”;

•
Proposal No. 10 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are all approved and adopted, the HYMC 2020 Performance and Incentive Pay Plan (the “Incentive Plan”) and the material terms thereunder, which we refer to as the “Incentive Plan Proposal”. A copy of the Incentive Plan is attached to the accompanying joint proxy statement/prospectus as Annex C; and

•
Proposal No. 11 — The NASDAQ Proposal — To consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposals are approved and adopted, for purposes of complying with applicable provisions of NASDAQ Listing Rule 5635, the issuance of more than 20% of MUDS’ issued and outstanding common stock in connection with the business combination, the private investment, an incremental equity investment, the forward purchase, the underwriting commission issuance and the lender issuance, and the related change in control, which we refer to as the “NASDAQ Proposal.”
Please see the sections entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposals 2 Through 8 — The Charter Proposals,” “Proposal No. 9 — The Director Election Proposal,” “Proposal No. 10 — The Incentive Plan Proposal,” and “Proposal No. 11 — The NASDAQ Proposal” of this joint proxy statement/prospectus. The transactions contemplated by the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement will be consummated only if the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are approved at the MUDS special meeting.
•
The Seller stockholders will be asked to approve the Purchase Agreement and business combination as well as the plan of dissolution at a special meeting of Seller’s stockholders to be held at the offices of Seller, 8181 E. Tufts Ave., Denver, CO 80237, on May 29, 2020, at 8:00 a.m., Mountain Time (the “Seller special meeting”). For more information about the Seller special meeting, please see the sections entitled “Questions and Answers for Seller Stockholders” and “Seller Special Meeting” of this joint proxy statement/prospectus.

•
Unless waived by the parties to the Purchase Agreement, and subject to applicable law, the consummation of the business combination is subject to a number of conditions set forth in the Purchase Agreement including, among others, termination of the waiting period under the HSR Act and receipt of certain stockholder approvals contemplated by this joint proxy statement/prospectus. For more information about the closing conditions to the business combination, please see the section entitled “The Purchase Agreement and Related Agreements — Conditions to Closing of the Business Combination” of this joint proxy statement/prospectus.

•
The Purchase Agreement may be terminated at any time prior to the consummation of the business combination upon agreement of MUDS and Seller. For more information about the termination rights under the Purchase Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Termination” of this joint proxy statement/prospectus.

•
The proposed business combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors” of this joint proxy statement/prospectus.

•
In considering the recommendation of the MUDS Board to vote for the proposals presented at the MUDS special meeting, including the Business Combination Proposal, you should be aware that aside from their interests as stockholders, sponsor and certain members of the MUDS Board and officers of MUDS have interests in the business combination that are different from, or in addition to, the interests of MUDS’ stockholders generally. These interests include the fact that investment funds affiliated with and managed by Mudrick Capital, of which Jason Mudrick, Chief Executive Officer and a director of MUDS, is the President and David Kirsch, Vice President and a director of MUDS, is Managing Director, currently hold approximately 648,950 shares of Seller common stock, and, as of April 24, 2020, an aggregate of $41.8 million in principal amount of Seller’s First Lien Notes, an aggregate of $57.3 million in principal amount of Seller’s 1.5 Lien Notes, including accrued interest, an aggregate of $84.7 million in principal amount of Seller’s Second Lien Notes, including accrued interest, and an aggregate of $46.5 million in principal amount of Seller’s 1.25 Lien Notes, including accrued interest. In addition, Mudrick Capital has the right to receive any payments made in respect of the phantom shares that were awarded to Mr. Kirsch in his capacity as a non-employee director of the Seller since his appointment to the Seller Board in October 2015, which will result in the payment of approximately $0.5 million in cash to Mudrick Capital in connection with the consummation of the business combination. It is anticipated that Mr. Kirsch will remain on the board of directors of HYMC following the closing of the business combination. Mr. Kirsch did not participate as a director in meetings or votes of the Seller Board related to Seller’s consideration of the business combination and alternative transactions unless specifically requested to do so after acknowledgement and disclosure of his potential conflicts of interest. The MUDS Board was aware of and considered these interests, among other matters, in evaluating and negotiating the business combination and transaction agreements and in recommending to MUDS’ stockholders that they vote in favor of the proposals presented at the MUDS special meeting, including the Business Combination Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the MUDS special meeting, including the Business Combination Proposal. Please see the sections entitled “The Business Combination — Interests of Certain Persons in the Business Combination” and “Special Meeting of MUDS Stockholders — Recommendation to MUDS’ Stockholders” beginning on pages 140 and 93, respectively, of this joint proxy statement/prospectus for more information.

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS
This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the Annexes and the accompanying financial statements of MUDS and Seller to fully understand the proposed business combination before voting on the proposals to be considered at the MUDS special meeting. Please see the section entitled “Where You Can Find More Information” beginning on page 338 of this joint proxy statement/prospectus. In addition, for definitions used commonly throughout this joint proxy statement/prospectus, please see the section entitled “Frequently Used Terms.”
Unless otherwise specified, all share calculations (a) exclude (1) the shares of HYMC Class A common stock issuable upon the exercise of warrants that will remain outstanding following the business combination, including Seller warrants assumed in the business combination and (2) any shares of HYMC Class A common stock issuable upon the conversion of mirror replacement equity awards issued to holders of outstanding Seller equity awards in connection with the business combination, and (b) assume (1) the completion of the business combination occurs on May 29, 2020, (2) all shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders, (3) the issuance of 6,500,000 shares of HYMC Class A common stock to the Initial Subscribers in the private investment, for aggregate gross proceeds of $65,000,000, (4) the issuance of 2,000,000 shares of HYMC Class A common stock in an incremental equity financing for aggregate gross proceeds of $20,000,000, (5) the issuance of 1% of the outstanding shares of HYMC Class A common stock to the Lender pursuant to the Sprott Credit Agreement, (6) that there is no Cash Available for Payment in connection with the consummation of the exchange and that the consideration in the exchange is comprised entirely of the Excess Notes Share Payment and the 1.5 Lien Share Payment, (7) the consummation of the transactions contemplated by the Parent Sponsor Letter Agreement, including the share surrender, on the basis of the assumptions set forth in clauses (b)(2), (b)(3) and (b)(4) hereof, resulting in the surrender of approximately 3,584,616 shares of MUDS Class B common stock, (8) the consummation of the underwriting commission issuance, which, on the basis of the assumptions set forth in clauses (b)(2), (b)(3) and (b)(4) hereof, shall result in the issuance of approximately 237,067 shares of HYMC Class A common stock and (9) that approximately 50,057,687 shares of HYMC Class A common stock are outstanding immediately after consummation of the business combination.
Parties to the Business Combination
MUDS
MUDS is a blank check company incorporated under the laws of the State of Delaware on August 28, 2017 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with the intention of focusing its search for a target business on companies that have recently emerged from bankruptcy court protection.
MUDS’ publicly-traded units, Class A common stock and warrants are currently listed on the NASDAQ Capital Market (“NASDAQ”) under the symbols “MUDSU”, “MUDS” and “MUDSW”, respectively. MUDS intends to apply to continue the listing of its publicly-traded Class A common stock and warrants, to be effective upon the consummation of the business combination, on NASDAQ under the proposed symbols “HYMC” and “HYMCW”, respectively. As a result, MUDS’ publicly traded units will separate into the component securities upon consummation of the business combination and, as a result, will no longer trade as a separate entity.
The mailing address of MUDS’ principal executive office is 527 Madison Avenue, 6th Floor, New York, New York 10022. The telephone number of MUDS is (646) 747-9500.
Acquisition Sub
Acquisition Sub, a Delaware corporation, is an indirect, wholly-owned subsidiary of MUDS, formed by MUDS on January 3, 2020, to consummate the business combination. In the business combination, MUDS and Acquisition Sub will acquire the Hycroft business from Hycroft.

The mailing address of Acquisition Sub’s principal executive office is MUDS principal executive office at 527 Madison Avenue, 6th Floor, New York, New York 10022. The telephone number of MUDS is (646) 747-9500.
Hycroft
Hycroft is a U.S.-based gold producer that has historically focused on mining, developing, and exploring properties in the state of Nevada in a safe, environmentally responsible and cost-effective manner. Gold and silver sales have historically represented 100% of Hycroft’s operating revenues and are expected to represent 100% of Hycroft’s operating revenues after restart of mining operations. Accordingly, the market prices of gold and silver significantly impact Hycroft’s financial position, operating results and cash flows.
Hycroft was incorporated as Allied Nevada Gold Corp. under the laws of the State of Delaware on September 14, 2006 and commenced operations on May 10, 2007. Hycroft changed its name from Allied Nevada Gold Corp. to Hycroft Mining Corporation on October 9, 2015 in connection with its restructuring and emergence from federal bankruptcy proceedings.
As part of its restart of mining operations, Seller obtained a new feasibility study for its heap leaching process for transition and sulfide ores issued as the Hycroft Technical Report effective July 31, 2019.
The mailing address of Hycroft’s principal executive office is 8181 E. Tufts Ave., Suite 510, Denver, CO 80237. The telephone number of Hycroft is (303) 253-3267. For more information about Hycroft, please see the sections entitled “Information About Seller and the Hycroft Business,” “Seller’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management After the Business Combination” of this joint proxy statement/prospectus.
The Business Combination Proposal
On January 13, 2020, MUDS entered into the Purchase Agreement, which provides for, among other things, the acquisition by MUDS and Acquisition Sub of the Hycroft business from Seller. For more information about the transactions contemplated in the Purchase Agreement, please see the sections entitled “The Business Combination” and “The Purchase Agreement and Related Agreements.” A copy of the Purchase Agreement is attached to this joint proxy statement/prospectus as Annex A.
The Seller Dissolution Proposal and Plan of Dissolution
If the business combination is completed and the plan of dissolution is approved by Seller stockholders, upon consummation of the business combination Seller intends to file a certificate of dissolution with the Secretary of State of the State of Delaware and distribute the purchase shares pro rata to its stockholders pursuant to the plan of dissolution. The filing of the certificate of dissolution will commence a formal process under which Seller will give notice of its intention to dissolve, distribute its assets, primarily consisting of shares of HYMC Class A common stock received in connection with the business combination, allow its creditors to come forward to make claims for amounts owed to them, reserve amounts for payment to its creditors (including amounts required to cover unknown or contingent liabilities), and wind-up its affairs. Any retained cash after the distribution will be used to satisfy creditors and pay the cost of winding up. The Seller Board will have the ability to establish one or more liquidating trusts for the benefit of Seller stockholders, subject to the claims of Seller’s creditors or directly for the benefit of certain creditors, and may transfer Seller assets to such trust or trusts.
Consideration to Seller Stockholders in the Business Combination and Dissolution
Holders of Seller common stock
As a result of the business combination and the subsequent dissolution of Seller and distribution of Seller’s shares of HYMC Class A common stock received in connection with the business combination, each holder of issued and outstanding shares of Seller common stock, including shares of Seller common stock received by the Second Lien Noteholders upon the conversion of the Second Lien Notes, will receive a pro rata share of the shares of HYMC Class A common stock, issued to Seller in connection with the business combination, which shall equal (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount, in the aggregate, divided by (2) $10.00.
Holders of Seller Equity Awards
As a condition to the business combination and as provided in MUDS’ Incentive Plan Proposal, HYMC will adopt and approve the Incentive Plan and will issue to each holder of Seller equity awards in connection with the business combination replacement equity incentive awards in the form of an equivalent value of restricted stock units convertible into shares of HYMC Class A common stock and upon substantially identical terms and vesting conditions.
Holders of Seller Warrants
The Purchase Agreement was amended on February 26, 2020 to provide for the assumption by HYMC of Seller’s liabilities and obligations under the Seller Warrant Agreement upon consummation of the transactions contemplated under the Purchase Agreement. Subject to the terms and conditions of the Purchase Agreement, each warrant of Seller outstanding and unexercised immediately prior to the effective time will be assumed by HYMC and be exercisable to purchase HYMC Class A common stock subject to an equitable adjustment of the exercise price and number of shares into which such warrants are exercisable following consummation of the transactions contemplated by the Purchase Agreement. A Seller warrant holder is not entitled to receive shares of HYMC Class A common stock in connection with the business combination unless such holder exercises such warrants pursuant to their terms prior to the consummation of the business combination, in which case such holder would be entitled to his, her or its pro-rata share of HYMC Class A common stock to be distributed to Seller stockholders pursuant to the plan of dissolution.
Holders of Seller warrants that wish to participate in the distribution of purchase shares pursuant to the plan of dissolution must exercise their Seller warrants at a price (as of May 1, 2020) of $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination, prior to the consummation of the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, will be exercisable to purchase shares of HYMC Class A common stock, respectively. Seller currently anticipates filing such certificate of dissolution promptly following the consummation of the business combination. Pursuant to the Seller Warrant Agreement to be assumed by HYMC under the Purchase Agreement in connection with the consummation of the business combination, because the HYMC common stock into which the Seller warrants will be exercisable following the closing will be listed for trading on a national securities exchange, HYMC will use commercially reasonable efforts to list the Seller warrants for trading on such national securities exchange (subject to applicable listing requirements).
For more information about the consideration to the Seller stockholders, please see the section entitled “The Business Combination — Consideration to Seller Stockholders in the Business Combination” of this joint proxy statement/prospectus.
Related Agreements
Seller Support Agreement
Concurrently with the signing of the Purchase Agreement, Seller stockholders holding at least a majority of the outstanding shares of Seller common stock executed and delivered to MUDS a Seller Support Agreement, which is attached hereto as Annex G. Pursuant to the terms of the Seller Support Agreement, such stockholders agreed, among other things, to support the business combination and the other transactions contemplated by the Purchase Agreement, subject to certain customary conditions. For more information regarding the Seller Support Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Seller Support Agreement” of this joint proxy statement/prospectus.
Parent Sponsor Letter Agreement
Concurrently with the signing of the Purchase Agreement, MUDS and sponsor entered into the Parent Sponsor Letter Agreement, which is attached hereto as Annex H. Pursuant to the terms of the Parent Sponsor Letter Agreement, immediately prior to the consummation of the business combination and for no consideration, sponsor agreed to surrender to MUDS the Surrendered Shares and to waive certain anti-dilution rights set forth in MUDS’ organizational documents that may result from the transactions contemplated by the Purchase Agreement. For more information regarding the Parent Sponsor Letter Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Parent Sponsor Letter Agreement” of this joint proxy statement/prospectus.
Trust Termination Letter
In connection with the closing of the business combination, MUDS will deliver to Continental a Trust Termination Letter, substantially in the form attached hereto as Annex I. The Trust Termination Letter provides notice and instructions to the trustee with respect to the transfer of funds from MUDS’ trust account following the consummation of the business combination. For more information regarding the Trust Termination Letter, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Trust Termination Letter” of this joint proxy statement/prospectus.
Exchange Agreement
Concurrently with the signing of the Purchase Agreement, Acquisition Sub, the 1.5 Lien Noteholders and the 1.25 Lien Noteholders entered into the Exchange Agreement, which is attached hereto as Annex B. Pursuant to the terms of the Exchange Agreement, as part of the business combination, (i) the Excess Noteholders will transfer the Excess Notes to Acquisition Sub in exchange for the Excess Notes Cash Payment Amount and the Excess Notes Share Payment, in each case if and to the extent applicable, and (ii) the 1.5 Lien Noteholders will transfer the 1.5 Lien Notes to Acquisition Sub in exchange for the 1.5 Lien Cash Payment Amount and the 1.5 Lien Share Payment, in each case if and to the extent applicable. For more information regarding the Exchange Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Exchange Agreement” of this joint proxy statement/prospectus.
1.25 Lien Exchange Agreement
Concurrently with the signing of the Purchase Agreement, Seller and the 1.25 Lien Noteholders entered into the 1.25 Lien Exchange Agreement, which is attached hereto as Annex J. Pursuant to the terms of the 1.25 Lien Exchange Agreement, prior to the consummation of the business combination, the 1.25 Lien Noteholders will transfer the 1.25 Lien Notes to Seller in exchange for the New Subordinated Notes. In connection with the business combination, and as part of the debt and warrant assumption thereunder, HYMC will assume the Assumed New Subordinated Notes. For more information regarding the 1.25 Lien Exchange Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — 1.25 Lien Exchange Agreement” of this joint proxy statement/prospectus.
Second Lien Conversion Agreement
Concurrently with the signing of the Purchase Agreement, Seller and the Second Lien Noteholders entered into the Second Lien Conversion Agreement. Pursuant to the terms of the Second Lien Conversion Agreement, the Second Lien Noteholders agreed to convert their Second Lien Notes to Seller common stock in accordance with the terms of such notes as part of the business combination and to waive certain provisions and terms of the Second Lien Notes. For more information regarding the Second Lien Conversion Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Second Lien Conversion Agreement” of this joint proxy statement/prospectus.

Subscription/Backstop Agreements
Concurrently with the signing of the Purchase Agreement, MUDS entered into the Subscription/Backstop Agreements with the Initial Subscribers, a form of which is attached hereto as Annex K, for the purchase and sale of 6,500,000 shares of HYMC Class A common stock at a purchase price of $10.00 per share, and the issuance to such investors of 3,250,000 PIPE warrants, for an aggregate purchase price of up to $65,000,000, which number of shares of HYMC Class A common stock issued and aggregate purchase price shall be subject to reduction if (i) prior to the consummation of the business combination, MUDS enters into subscription agreements or other instruments pursuant to which MUDS agrees to issue and sell to certain Third-Party Private Investors all or any portion of the shares to be issued in connection with the transactions contemplated by such Subscription/Backstop Agreements or (ii) in connection with the consummation of the business combination, the cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions exceeds $10,000,000. For more information regarding the Subscription/Backstop Agreements, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Subscription/Backstop Agreements” of this joint proxy statement/prospectus.
Amended and Restated Registration Rights Agreement
At the consummation of the business combination, MUDS and the restricted stockholders will enter into an Amended and Restated Registration Rights Agreement with HYMC substantially in the form attached hereto as Annex D, in respect of shares of Class A common stock and, to the extent applicable, warrants, held by them, providing for, among other things, customary registration rights, including demand, piggy-back and shelf registration rights, subject to cut-back provisions. HYMC may be required to register up to approximately 63 million shares of HYMC Class A common stock pursuant to the Amended and Restated Registration Rights Agreement. The restricted stockholders will agree not to sell, transfer, pledge or otherwise dispose of shares of HYMC Class A common stock they hold or receive, subject to certain exceptions, for certain time periods specified therein. For more information regarding the Amended and Restated Registration Rights Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Amended and Restated Registration Rights Agreement” of this joint proxy statement/prospectus.
Forward Purchase Contract
On January 24, 2018, MUDS entered into the Forward Purchase Contract with sponsor, pursuant to which sponsor committed to purchase, in a private placement for gross proceeds of $25,000,000 to occur concurrently with the consummation of the business combination, 2,500,000 units having substantially the same terms as the units sold in the IPO, and 625,000 shares of Class A common stock. For more information regarding the Forward Purchase Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Forward Purchase Agreement” of this joint proxy statement/prospectus.
Reimbursement and Exclusivity Agreement
On January 24, 2019, MUDS entered into an expense reimbursement agreement with Seller, which was amended and extended on May 28, 2019, October 4, 2019 and December 2, 2019 (as amended, the “Reimbursement and Exclusivity Agreement”), pursuant to which (i) Seller agreed to (x) reimburse the reasonable documented out-of-pocket legal and other fees and expenses incurred by MUDS in evaluating, negotiating and performing due diligence relating to the Purchase Agreement and the Related Agreements and preparing the Registration Statement of which this joint proxy statement/prospectus forms a part and (y) provide MUDS with an exclusive negotiation period through January 2, 2020, subject to customary fiduciary outs to the Seller Board, and (ii) MUDS agreed to permit Seller to provide non-public confidential information to specified potential strategic investors in connection with the private investment, subject to the payment of a fee equal to 2% of the enterprise value if Seller and any such potential strategic investor entered into an alternative transaction agreement during the exclusivity period.

Amended Underwriting Agreement
On February 12, 2020, MUDS entered into the UA Amendment, which is attached hereto as Annex L, pursuant to which the deferred underwriting fees, which were originally payable by MUDS to the Underwriters in cash upon completion of the business combination, are payable upon completion of the business combination through a combination of (i) shares of HYMC Class A common stock, valued at $10 per share, (ii) cash and (iii) additional HYMC Class A common stock or cash dependent upon the amount of Class A common stock owned by Cantor as of February 12, 2020 and by independent third parties as of the consummation of the business combination, after taking into account any redemptions. The UA Amendment did not amend, modify or supplement any other terms of the Underwriting Agreement.
Sprott Agreements
On October 4, 2019, Seller, as borrower, certain subsidiaries of Seller, as guarantors, Sprott Private Resource Lending II (Collector), LP, as lender (“Lender”), and Sprott Resource Lending Corp., as arranger, executed the Sprott Credit Agreement, pursuant to which Seller will incur indebtedness with an original principal amount not in excess of $110,000,000 in connection with the consummation of the business combination. Pursuant to the terms of the Purchase Agreement, MUDS will assume the Sprott Credit Agreement as part of the debt and warrant assumption in connection with the consummation of the business combination and will issue to Lender a number shares of HYMC Class A common stock equal to 1% of HYMC’s post-closing shares outstanding. Concurrently with the consummation of the business combination, HYMC and a subsidiary of Seller will enter into the Sprott Royalty Agreement with Sprott Private Resource Lending II (CO) Inc., pursuant to which, among other things, such subsidiary will receive $30,000,000 and will incur a 1.5% net smelter royalty payment obligation relating to the Hycroft mine, the principal asset of Seller’s subsidiaries being acquired in the business combination. For more information regarding the Sprott Agreements, please see the sections entitled “The Purchase Agreement and Related Agreements — Related Agreements — Sprott Agreements” and “Description of Certain Indebtedness” of this joint proxy statement/prospectus.
Organizational Structure
The following diagram depicts the current ownership structure of Seller and its subsidiaries (percentages shown as basic ownership):

Hycroft Mining Corporation (Delaware)
100%
Allied Nevada Gold Holdings LLC (Nevada)
100%
Allied VGH Inc. (Nevada)
100%
Allied Nevada Delaware Holdings Inc. (Delaware)
100%
Hycroft Resources & Development, Inc. (Nevada)
100%
Victory Exploration Inc. (Nevada)
100%
Hycroft Mine

The following diagram illustrates the ownership structure of HYMC immediately following the business combination (percentages shown reflect the maximum redemption scenario):

(1)
Excludes Initial Subscribers (including in their capacity as Second Lien Noteholders).

(2)
Includes shares issued pursuant to the private investment and as a result of such investors’ ownership of 1.5 Lien Notes, Excess Notes and Second Lien Notes.

It is anticipated that, upon completion of the business combination, assuming all shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:
Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	0.0%
Sponsor	9.5%
Mudrick Capital Management L.P. and affiliated fund entities	33.5%
Whitebox Advisors and affiliated fund entities	23.6%
Highbridge Capital Management LLC and affiliated fund entities	13.5%
Aristeia Capital, LLC and affiliated fund entities	9.0%
Wolverine Asset Management, LLC and affiliated fund entities	4.4%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.1%
Cantor	0.5%
Lender	1.0%
Investors in incremental private placement equity investment	4.0%
Alternatively, it is anticipated that, upon completion of the business combination, assuming that no shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:
Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	13.8%
Sponsor	12.8%
Mudrick Capital Management L.P. and affiliated fund entities	27.3%
Whitebox Advisors and affiliated fund entities	19.3%
Highbridge Capital Management LLC and affiliated fund entities	11.0%
Aristeia Capital, LLC and affiliated fund entities	7.4%
Wolverine Asset Management, LLC and affiliated fund entities	3.6%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.0%
Cantor	0.9%
Lender	1.0%
Investors in incremental private placement equity investment	2.0%
The ownership percentages of HYMC set forth in the foregoing tables (a) exclude (1) the shares of HYMC Class A common stock issuable upon the exercise of warrants that will remain outstanding following the business combination, including Seller warrants assumed in the business combination, and (2) any shares of HYMC Class A common stock issuable upon the conversion of mirror replacement equity awards issued to holders of outstanding Seller equity awards in connection with the business combination, and (b) assume (1) the completion of the business combination occurs on May 29, 2020, (2) the issuance of 315,163 shares (in the no redemption scenario) and 6,500,000 shares (in the maximum redemption scenario) of HYMC Class A common stock to the Initial Subscribers in the private investment, for aggregate gross proceeds of $3,151,630 or $65,000,000, respectively, (3) the issuance of 1,000,000 shares (in the no redemption scenario) and 2,000,000 shares (in the maximum redemption scenario) of HYMC Class A common stock in an incremental equity investment for aggregate gross proceeds of $10,000,000 or $20,000,000, respectively, (4) the issuance of 1% of the outstanding shares of HYMC Class A common stock to the Lender pursuant to the Sprott Credit Agreement, (5) that there is no Cash Available for Payment in connection with the consummation of the exchange and that the consideration in the exchange is comprised entirely of the Excess Notes Share Payment and the 1.5 Lien Share Payment, (6) the consummation of the transactions contemplated by the Parent Sponsor Letter Agreement, including the share surrender, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, resulting in the surrender of 1,941,667 shares (in the no redemption scenario) or 3,584,616 shares (in the maximum redemption scenario) of MUDS Class B common stock, respectively, (7) the consummation of the underwriting commission issuance, which, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, shall result in the issuance of approximately 456,104 shares (in the no redemption scenario) or 237,067 shares (in the maximum redemption scenario) of HYMC Class A common stock, respectively, and (8) that approximately 50,000,610 (in the no redemption scenario) or 50,057,687 shares (in the maximum redemption scenario) of HYMC Class A common stock are outstanding immediately after consummation of the business combination. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Please see the section entitled Beneficial Ownership of Securities for more information regarding beneficial ownership of MUDS Class A common stock and projected beneficial ownership of HYMC Class A common stock following the consummation of the business combination. Please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements” beginning on page 165 of this joint proxy statement/prospectus for further details regarding the transactions related to the business combination.
Redemption Rights
Pursuant to MUDS’ existing charter, a holder of MUDS public shares may request that MUDS redeem all or a portion of such stockholder’s public shares for cash if the business combination is consummated. Holders of public units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their public units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the public units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so.
If a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, MUDS will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the business combination, including interest not previously released to MUDS to pay its franchise and income taxes, divided by the number of then issued and outstanding public shares; provided, that MUDS will not redeem any Class A common stock issued in the IPO to the extent that such redemption would result in MUDS having net tangible assets (as determined in accordance with Rule 3a51‑ 1(g) (1) of the Exchange Act) of less than $5,000,001. For illustrative purposes, as of April 17, 2020, this would have amounted to approximately $10.40 per public share. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the shares of Class A common stock included in the units sold in the IPO unless such stockholder first obtains MUDS’ prior consent.
If a public stockholder exercises its redemption rights, then such stockholder will be exchanging its redeemed public shares for cash and will no longer own such shares. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to MUDS’ transfer agent in accordance with the procedures described herein. If the business combination is not consummated, the public shares will not be redeemed for cash. Please see the section entitled “Special Meeting of MUDS Stockholders — Redemption Rights” of this joint proxy statement/prospectus for the procedures to be followed if you wish to redeem your shares for cash.
Board of Directors of MUDS Following the Business Combination
Upon consummation of the business combination, the MUDS Board anticipates increasing its initial size from five directors to seven directors. Please see the sections entitled “Proposals 2 Through 8 — Charter Proposals — Proposal No. 3,” “Proposal No. 9 — The Director Election Proposal” and “Management After the Business Combination” of this joint proxy statement/prospectus for additional information.
The Charter Proposals
To consider and vote upon seven separate proposals to approve, assuming the Business Combination Proposal and the NASDAQ Proposal are approved and adopted, the following charter proposals:
1.
Proposal No. 2 — To consider and vote upon an amendment to MUDS’ existing charter to increase the total number of authorized shares of all classes of capital stock from 111,000,000 shares to 410,000,000, which would consist of (a) 400,000,000 shares of Class A common stock and (b) 10,000,000 shares of preferred stock;

2.
Proposal No. 3 — To consider and vote upon an amendment to MUDS’ existing charter to declassify the HYMC board of directors, so that each member of the HYMC board of directors will be elected at each annual meeting of stockholders, as opposed to MUDS having three classes of directors, with only one class of directors being elected in each year and each class serving a three-year term, and to make certain related changes;

3.
Proposal No. 4 — To consider and vote upon an amendment to MUDS’ existing charter to provide that certain transactions are not “corporate opportunities” and that the Exempted Persons are not subject to the doctrine of corporate opportunity in respect of MUDS;

4.
Proposal No. 5 — To consider and vote upon an amendment to MUDS’ existing charter to permit stockholder action by written consent;

5.
Proposal No. 6 — To consider and vote upon an amendment to MUDS’ existing charter to provide that HYMC will not be governed by Section 203 of the DGCL and to approve a provision in the proposed charter that is substantially similar to Section 203 of the DGCL, but excludes

Sponsor Holders from the definition of “interested stockholder,” and to make certain related changes. Upon consummation of the business combination, the Sponsor Holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203, as the MUDS Board approved the business combination in which the Sponsor Holders became interested stockholders prior to such time as they became interested stockholders;
6.
Proposal No. 7 — To consider and vote upon an amendment to MUDS’ existing charter to clarify that the exclusive forum provision adopting the Court of Chancery of the State of Delaware as the exclusive forum for certain stockholder litigation shall not apply to any action to enforce any liability or duty under the Securities Act or the Exchange Act for which there is exclusive federal or concurrent federal and state jurisdiction; and

7.
Proposal No. 8 — To consider and vote upon an amendment to MUDS’ existing charter to authorize all other proposed changes, including, among others, those (i) resulting from the business combination, including changing the post-business combination corporate name from “Mudrick Capital Acquisition Corporation” to “Hycroft Mining Holding Corporation” and removing certain provisions relating to MUDS’ prior status as a blank check company and MUDS Class B common stock that will no longer apply upon consummation of the business combination, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.

We refer to Proposals No. 2 – 8 collectively as the “Charter Proposals”. Please see the sections entitled “Proposals 2 Through 8 — The Charter Proposals” of this joint proxy statement/prospectus for more information.
Other Proposals
In addition, the stockholders of MUDS will be asked to vote on:
•
a proposal to elect, assuming the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are all approved and adopted, seven directors to the HYMC Board until the next annual meeting of stockholders, or until their respective successors are duly elected and qualified, which we refer to as the Proposal No. 9 — the Director Election Proposal”;

•
a proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are all approved and adopted, the HYMC 2020 Performance and Incentive Pay Plan (the “Incentive Plan”) and the material terms thereunder, which we refer to as Proposal No. 10 — the Incentive Plan Proposal; and

•
a proposal to approve, assuming the Business Combination Proposal and the Charter Proposals are approved and adopted, for purposes of complying with applicable provisions of NASDAQ Listing Rule 5635, the issuance of more than 20% of MUDS’ issued and outstanding common stock to in connection with the business combination, the private investment, an incremental equity investment forward purchase, the underwriting commission issuance and the lender issuance, and the related change in control, which we refer to as Proposal No. 11 — the NASDAQ Proposal.

Please see the sections entitled “Proposals 2 Through 8 — The Charter Proposals,” “Proposal No. 9 — The Director Election Proposal,” “Proposal No. 10 — The Incentive Plan Proposal” and “Proposal No. 11 — The NASDAQ Proposal” of this joint proxy statement/prospectus.
Date, Time and Place of the MUDS Special Meeting
The MUDS special meeting will be held on May 29, 2020 at 9:00 a.m. Eastern Time at the offices of Weil, Gotshal & Manges, LLP located at 767 Fifth Avenue, New York, New York, 10153, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Voting Power; Record Date for the MUDS Special Meeting
Only MUDS’ stockholders of record at the close of business on April 17, 2020, the record date for the MUDS special meeting, will be entitled to vote at the MUDS special meeting. You are entitled to one vote for each share of MUDS common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 12,109,287 shares of common stock outstanding and entitled to vote, of which 6,909,287 are shares of Class A common stock and 5,200,000 are shares of Class B common stock held by the initial stockholders.
Accounting Treatment
The business combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, for financial reporting purposes, MUDS has been treated as the “acquired” company and Seller has been treated as the “acquirer”. This determination was primarily based on current stockholders of Seller having a relative majority of the voting power of the combined entity, the fact that four of the seven director nominees to the HYMC board of directors are current directors of Seller (and such nominees are therefore expected to comprise a majority of the HYMC board of directors following the business combination), the operations of Seller prior to the acquisition comprising the only ongoing operations of the combined entity and senior management of Seller comprising the majority of the senior management of the combined entity. At any redemption level, including the maximum, Seller’s common stockholders prior to the consummation of the business combination (and after issuance of additional shares of Seller common stock pursuant to the conversion of the Second Lien Notes) and the holders of the Excess Notes and the 1.5 Lien Notes receiving shares of MUDS Class A common stock in exchange for their notes, will hold more than 50% at a minimum, and up to approximately 94% at a maximum, of the total shares of MUDS Class A common stock which will be issued and outstanding upon consummation of the business combination.
Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Seller. The net assets of Seller will be stated at historical cost, with no goodwill or other intangible assets recorded. Please see the section entitled “The Business Combination — Accounting Treatment” of this joint proxy statement/prospectus for more information.
Appraisal Rights of MUDS Stockholders
Appraisal rights are not available to MUDS stockholders in connection with the business combination.
Proxy Solicitation
Proxies may be solicited by mail. MUDS has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies.
If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the MUDS special meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of MUDS Stockholders — Revoking Your Proxy” of this joint proxy statement/prospectus.
Interests of Certain Persons in the Business Combination
In considering the recommendation of the MUDS Board to vote for the proposals presented at the MUDS special meeting, including the Business Combination Proposal, you should be aware that aside from their interests as stockholders, sponsor and certain members of the MUDS Board and officers of MUDS have interests in the business combination that are different from, or in addition to, the interests of MUDS’ stockholders generally. These interests include the fact that investment funds affiliated with and managed by Mudrick Capital, of which Jason Mudrick, Chief Executive Officer and a director of MUDS, is the President and David Kirsch, Vice President and a director of MUDS, is Managing Director, currently hold approximately 648,950 shares of Seller common stock, and, as of April 24, 2020, an aggregate of $41.8 million in principal amount of Seller’s First Lien Notes, an aggregate of $57.3 million in principal amount of Seller’s 1.5 Lien Notes, including accrued interest, an aggregate of $84.7 million in principal amount of Seller’s Second Lien Notes, including accrued interest, and an aggregate of $46.5 million in principal amount of Seller’s 1.25 Lien Notes, including accrued interest. In addition, Mudrick Capital has the right to receive any payments made in respect of the phantom shares that were awarded to Mr. Kirsch in his capacity as a non-employee director of the Seller since his appointment to the Seller Board in October 2015, which will result in the payment of approximately $0.5 million in cash to Mudrick Capital in connection with the consummation of the business combination. It is anticipated that Mr. Kirsch will remain on the board of directors of HYMC following the closing of the business combination. Mr. Kirsch did not participate as a director in meetings or votes of the Seller Board related to Seller’s consideration of the business combination and alternative transactions unless specifically requested to do so after acknowledgement and disclosure of his potential conflicts of interest. The MUDS Board was aware of and considered these interests, among other matters, in evaluating and negotiating the business combination and transaction agreements and in recommending to MUDS’ stockholders that they vote in favor of the proposals presented at the MUDS special meeting, including the Business Combination Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the MUDS special meeting, including the Business Combination Proposal.
Please see the sections entitled “The Business Combination — Interests of Certain Persons in the Business Combination” and “Special Meeting of MUDS Stockholders — Recommendation to MUDS’ Stockholders” beginning on pages 140 and 93, respectively, of this joint proxy statement/prospectus for more information.
Reasons for the Approval of the Business Combination
After careful consideration, the MUDS Board recommends that the stockholders vote “FOR” each proposal being submitted to a vote at the MUDS special meeting. For more information about MUDS’ decision-making process, please see the section entitled “The Business Combination — The MUDS Board’s Reasons for the Approval of the Business Combination” of this joint proxy statement/prospectus.
Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each of the parties to the Purchase Agreement to effect the business combination are subject to the satisfaction of each of the following conditions:
•
The approval of the Business Combination Proposal, the Director Election Proposal, the Charter Proposals, the Incentive Plan Proposal and the NASDAQ Proposal shall have been obtained;

•
The Seller stockholder approval of the Seller Business Combination Proposal shall have been obtained;

•
MUDS shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

•
The applicable waiting period under the HSR Act shall have expired or been terminated or such approval shall have otherwise been obtained and no order prohibiting the business combination shall be in effect;

•
The shares of HYMC Class A common stock shall be listed on NASDAQ upon closing, subject to any compliance extension or ability to remedy non-compliance, in each case as permitted by the NASDAQ continued listing rules;

•
The Registration Statement of which this proxy statement/prospectus forms a part shall have been declared effective and remain effective;

•
The private investment shall have been consummated;

•
The exchange shall have been consummated;

•
The transactions contemplated by the 1.25 Lien Exchange Agreement have been consummated;

•
The conversion shall have been consummated;

•
The surrender shall have been consummated;

•
MUDS and the Seller subsidiaries shall have at least $210,000,000 in available cash, after taking into account the anticipated payments required to satisfy the redemptions, the net proceeds from the consummation of private investment and the Forward Purchase Contract and the net proceeds immediately available to Seller and/or MUDS pursuant to the Sprott Credit Agreement and the Sprott Royalty Agreement; and

•
MUDS and the Seller subsidiaries shall have at least $50,000,000 in unrestricted and available cash, after making all of the payments to satisfy the redemptions, the payoff amounts and the cash payments, if any, to the holders of the Excess Notes, if any, and to the holders of the 1.5 Lien Notes.

Conditions to MUDS’ Obligations
The obligations of MUDS and Acquisition Sub to effect the business combination are subject to the satisfaction at or prior to the closing date of certain conditions (any of which may be waived in writing exclusively by MUDS), including, among others, (i) Seller must have performed and complied in all material respects with all obligations required to be performed or complied with by Seller under the Purchase Agreement at or prior to the closing date, (ii) the payoff letters with respect to certain indebtedness of Seller must have been delivered to Acquisition Sub and shall remain in full force and effect, (iii) each of Allied VGH Inc., Allied Nevada Delaware Holdings Inc., Hycroft Resources & Development, Inc., and Victory Exploration Inc. shall have converted to a Delaware limited liability company and (iv) no Seller Material Adverse Effect shall have occurred.
Conditions to Seller’s Obligations
The obligations of Seller to effect the business combination are subject to the satisfaction at or prior to the closing date of certain conditions (any of which may be waived in writing exclusively by Seller), including, among others, (i) MUDS and Acquisition Sub must have performed and complied in all material respects with all obligations required to be performed or complied with by them under the Purchase Agreement at or prior to the closing date, (ii) sponsor shall have consummated the forward purchase, (iii) MUDS shall have made all appropriate arrangements to have the trust account disbursed in accordance with the Purchase Agreement upon the consummation of the business combination and (iv) no MUDS Material Adverse Effect shall have occurred.
For more information regarding the Conditions to Closing of the Business Combination, please see the section entitled “The Purchase Agreement and Related Agreements — Conditions to Closing of the Business Combination” of this joint proxy statement/prospectus.
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The business combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted.
At any time before or after consummation of the business combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the business combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. MUDS cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the business combination on antitrust grounds, and, if such a challenge is made, MUDS cannot assure you as to its result. Neither MUDS nor Seller is aware of any material regulatory approvals or actions that are required for completion of the business combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. On January 28, 2020, MUDS and Seller filed the required forms under the HSR Act with Antitrust Division and the FTC and requested early termination of the HSR Act 30-day waiting period, which was granted on February 25, 2020.
Quorum and Required Vote for Proposals for the MUDS Special Meeting
A quorum of MUDS’ stockholders is necessary to hold a valid meeting. A quorum will be present at the MUDS special meeting if holders of a majority in voting power of MUDS common stock issued and outstanding and entitled to vote at the MUDS special meeting is present in person or represented by proxy. Abstentions will count as present for the purposes of establishing a quorum at the MUDS special meeting. Broker non-votes will not be counted for purposes of determining the existence of a quorum.
The approval of each of the Business Combination Proposal, the Incentive Plan Proposal and the NASDAQ Proposal requires the affirmative vote of a majority of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon. If a valid quorum is established, a stockholder’s failure to vote by proxy or in person at the MUDS special meeting will have no effect on the outcome of any vote on any of the foregoing proposals. Abstentions will be counted in connection with determination of whether a valid quorum is established, but will have no effect on the vote with respect to such proposals. Broker non-votes will also have no effect on the vote with respect to such proposals. The initial stockholders have agreed to vote their founder shares and any public shares they may hold in favor of the business combination. Currently, the initial stockholders own approximately 42.9% of MUDS’ issued and outstanding common stock, including all of the outstanding founder shares.
The approval of the Charter Proposals requires the affirmative vote of the holders of a majority of MUDS’ outstanding shares of common stock entitled to vote thereon at the MUDS special meeting. Accordingly, if a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or in person at the MUDS special meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposals, each will have the same effect as a vote “AGAINST” such Charter Proposals.
Directors are elected by a plurality of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon. This means that the seven director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Assuming a valid quorum is established, abstentions, broker non-votes and failure to vote by proxy or in person will have no effect on the election of directors.
The transactions contemplated by the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement will be consummated only if the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are approved at the MUDS special meeting. Each of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are cross-conditioned on the approval of each other. The Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal. It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposals or the NASDAQ Proposal do not receive the requisite vote for approval, we will not consummate the business combination.
Recommendation to MUDS’ Stockholders
The MUDS Board believes that each of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Incentive Plan Proposal and the NASDAQ Proposal to be presented at the MUDS special meeting is in the best interests of MUDS and MUDS’ stockholders and recommends that its stockholders vote “FOR” each of the proposals.
In considering the recommendation of the MUDS Board to vote for the proposals presented at the MUDS special meeting, including the Business Combination Proposal, you should be aware that aside from their interests as stockholders, sponsor and certain members of the MUDS Board and officers of MUDS have interests in the business combination that are different from, or in addition to, the interests of MUDS’ stockholders generally. These interests include the fact that investment funds affiliated with and managed by Mudrick Capital, of which Jason Mudrick, Chief Executive Officer and a director of MUDS, is the President and David Kirsch, Vice President and a director of MUDS, is Managing Director, currently hold approximately 648,950 shares of Seller common stock, and, as of April 24, 2020, an aggregate of $41.8 million in principal amount of Seller’s First Lien Notes, an aggregate of $57.3 million in principal amount of Seller’s 1.5 Lien Notes, including accrued interest, an aggregate of $84.7 million in principal amount of Seller’s Second Lien Notes, including accrued interest, and an aggregate of $46.5 million in principal amount of Seller’s 1.25 Lien Notes, including accrued interest. In addition, Mudrick Capital has the right to receive any payments made in respect of the phantom shares that were awarded to Mr. Kirsch in his capacity as a non-employee director of the Seller since his appointment to the Seller Board in October 2015, which will result in the payment of approximately $0.5 million in cash to Mudrick Capital in connection with the consummation of the business combination. It is anticipated that Mr. Kirsch will remain on the board of directors of HYMC following the closing of the business combination. Mr. Kirsch did not participate as a director in meetings or votes of the Seller Board related to Seller’s consideration of the business combination and alternative transactions unless specifically requested to do so after acknowledgement and disclosure of his potential conflicts of interest. The MUDS Board was aware of and considered these interests, among other matters, in evaluating and negotiating the business combination and transaction agreements and in recommending to MUDS’ stockholders that they vote in favor of the proposals presented at the MUDS special meeting, including the Business Combination Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the MUDS special meeting, including the Business Combination Proposal. Please see the sections “The Business Combination — Interests of Certain Persons in the Business Combination” and “Special Meeting of MUDS Stockholders — Recommendation to MUDS’ Stockholders” beginning on pages 140 and 93, respectively of this joint proxy statement/prospectus for more information.
Risk Factors
In evaluating the business combination and the proposals to be considered and voted on at the general meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 51 of this joint proxy statement/prospectus.
The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of MUDS and Seller to complete the business combination, and (ii) the business, cash flows, financial condition and results of operations of MUDS and Seller following consummation of the business combination.
Opinion of MUDS’ Financial Advisor
On January 13, 2020, Duff & Phelps rendered its oral opinion to the MUDS Board (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered by Duff & Phelps in connection with the preparation of its opinion, as of such date, the Consideration to be issued and paid by MUDS and Acquisition Sub in the Proposed Transaction pursuant to the Purchase Agreement was fair, from a financial point of view, to MUDS. In the portions of this joint proxy statement/prospectus addressing Duff & Phelps’ opinion:
•
The term “Proposed Transaction” refers to the acquisition by Acquisition Sub of the Hycroft business.

•
The term “Consideration” refers to (i) the repayment by or at the direction of Acquisition Sub, on behalf of the Seller, of the First Lien Notes and the Jacobs Note, (ii) the assumption by MUDS of not more than $80,000,000 in aggregate principal amount of New Subordinated Notes, (iii) the acquisition by Acquisition Sub of any Excess Notes and the 1.5 Lien Notes in exchange for the Excess Notes Share Payment and the Excess Notes Cash Payment Amount, if any (together, the “Excess Notes Consideration”), and the 1.5 Lien Share Payment and the 1.5 Lien Cash Payment

Amount, if any (together, the “1.5 Lien Consideration”), respectively (and the subsequent transfer of such Excess Notes and 1.5 Lien Notes to the Seller for cancellation), and (iv) the issuance by MUDS to the Seller of the purchase shares.
•
The term “Ancillary Transactions” refers to (i) the conversion of certain subsidiaries of Seller to limited liability companies, (ii) the issuance by MUDS of shares of MUDS Class A common stock at a price of $10.00 per share of MUDS Class A common stock in the private investment, (iii) the exchange of the 1.25 Lien Notes for New Subordinated Notes, (iv) the conversion of the Second Lien Notes into Seller common stock (the "conversion"), (v) the consummation of the transactions contemplated by the Forward Purchase Contract, (vi) the surrender by Sponsor of the Surrendered Shares, (vii) the assumption by MUDS of the Sprott Credit Agreement and the funding of the applicable amount thereunder, and (viii) the transactions contemplated by the Sprott Royalty Agreement.

The full text of Duff & Phelps’ opinion is included as Annex M to this joint proxy statement/prospectus and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps. The summary of Duff & Phelps’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The opinion was furnished for the benefit of the MUDS Board (in its capacity as such) in connection with the MUDS Board’s consideration of the Proposed Transaction, and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Neither Duff & Phelps’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be or constitutes a recommendation to any stockholder of MUDS as to how such holder should act with respect to the Proposed Transaction.
For a further discussion of Duff & Phelps’ opinion, please see the section entitled “The Business Combination — Opinion of MUDS’ Financial Advisor” beginning on page 119 of this joint proxy statement/prospectus.
Opinion of Seller’s Financial Advisor
At the January 13, 2020 meeting of the Seller Board held to evaluate the business combination, Greenhill & Co. Canada Ltd. (“Greenhill”) rendered an oral opinion, confirmed by subsequent delivery of a written opinion dated January 13, 2020, to the effect that, as of such date and subject to and based on the various assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth therein, the aggregate acquisition consideration (consisting of the retirement of the Excess Notes, the retirement of the 1.5 Lien Notes, cash equal to the payoff amount, and the purchase shares, collectively referred to hereafter for the purposes of the description of Greenhill’s opinion as the “Aggregate Acquisition Consideration”) to be received by Seller, together with the assumption by MUDS of the Assumed New Subordinated Notes was fair, from a financial point of view, to Seller.
The full text of Greenhill’s written opinion, dated January 13, 2020, is attached to this joint proxy statement/prospectus as Annex N and is incorporated by reference herein. Stockholders of Seller are urged to read the entire opinion and the section entitled “The Business Combination — Opinion of Seller’s Financial Advisor” of this joint proxy statement/prospectus carefully and in their entirety. The analysis performed by Greenhill should be viewed in its entirety; none of the methods of analysis should be viewed in isolation. The opinion is solely for the information of the Seller Board, in its capacity as such, and addresses only the fairness from a financial point of view to Seller of the Aggregate Acquisition Consideration, together with the assumption by MUDS of the Assumed New Subordinated Notes, to be received by Seller pursuant to the Purchase Agreement, as of the date of the opinion. The opinion does not in any manner address the underlying business decision to proceed with or effect the business combination or any related transactions, or the relative merits of the business combination as compared to other potential strategies or transactions that may be available to Seller. Greenhill’s opinion is not intended to be and does not constitute a recommendation to the members of the Seller Board as to whether they should approve the business combination or the Purchase Agreement or take any other action in connection therewith, nor does it constitute a recommendation as to how any stockholder of Seller should vote or otherwise act with respect to the business combination.

For a further discussion of Greenhill’s opinion, please see the section entitled “The Business Combination — Opinion of Seller’s Financial Advisor” beginning on page 125 of this joint proxy statement/prospectus.
Special Meeting of Seller Stockholders
Date, Time and Place of Special Meeting of Seller’s Stockholders
The Seller special meeting will be held at 8:00 a.m. Mountain Time on May 29, 2020 at the offices of Seller, 8181 E. Tufts Avenue, Denver, CO 80237, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.
Voting Power; Record Date of Special Meeting of Seller’s Stockholders
Seller’s stockholders will be entitled to vote on the matters presented at the Seller special meeting, which are fully set forth in this joint proxy statement/prospectus. Each share of Seller common stock will be entitled to vote or direct votes to be cast at the Seller special meeting if you owned Seller common stock at the close of business on the Seller record date. You are entitled to one vote for each share of Seller common stock that you held of record as of the close of business on the Seller record date. On the Seller record date, there were 2,897,568 shares of Seller common stock outstanding. Holders of Seller warrants are not considered to be stockholders and will not be entitled to vote on the matters presented at the Seller special meeting.
Quorum and Required Vote for Proposals for the Seller Special Meeting
A quorum of Seller stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of a majority of the issued and outstanding shares of Seller common stock entitled to vote constitutes a quorum at the Seller special meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Seller special meeting. As of the Seller record date, 1,448,785 shares of Seller common stock would be required to achieve a quorum. The proposals presented at the Seller special meeting require the following votes:
•
Seller Business Combination Proposal: The Seller Business Combination Proposal requires the approval of a majority of the outstanding shares of Seller common stock entitled to vote under the DGCL.

•
Seller Dissolution Proposal: The Seller Dissolution Proposal requires the approval of a majority of the outstanding shares of Seller common stock entitled to vote under the DGCL.

•
Seller Adjournment Proposal: The affirmative vote of the holders of a majority of the shares of Seller common stock present in person or represented by proxy and voting at the Seller special meeting is required to adjourn the Seller special meeting.

Appraisal Rights of Seller Stockholders
Appraisal rights are not available to Seller stockholders in connection with the business combination under Delaware law.
Proxy Solicitation for Seller
Proxies may be solicited by mail, telephone or in person. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Seller special meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Seller Special Meeting — Revoking Your Proxy” on page 158 of this joint proxy statement/prospectus.
Interests of Seller’s Directors and Officers in the Business Combination
When you consider the recommendation of Seller’s Board in favor of approval of the Seller Business Combination Proposal, you should keep in mind that Seller’s directors and officers have interests in such proposal that are different from, or in addition to, those of Seller’s stockholders generally. These interests include, among other things, the interests listed below:
•
The fact that certain of Seller’s directors and officers will continue to be directors and officers of HYMC after the consummation of the business combination. As such, in the future they will receive any cash fees, stock options, stock awards or other remuneration that the HYMC Board determines to pay to its directors and officers.

•
Upon completion of the business combination and the issuance of HYMC Class A common stock in the business combination assuming that the Seller stockholders receive 15,213,372 shares of HYMC Class A common stock, the directors and officers of Seller may be deemed to collectively beneficially own up to approximately 13.5% of the outstanding stock of HYMC.

The existence of financial and personal interests of one or more Seller directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Seller. Please see the sections entitled “Risk Factors” and “Seller Special Meeting — Recommendation to Seller Stockholders” of this joint proxy statement/prospectus for a further discussion of this and other risks.
Recommendation to Stockholders of Seller
Seller’s Board believes that the Seller Business Combination Proposal, the Seller Dissolution Proposal and the Seller Adjournment Proposal are in the best interest of Seller’s stockholders and recommends that its stockholders vote “FOR” the Seller Business Combination Proposal, “FOR” the Seller Dissolution Proposal and “FOR” the Seller Adjournment Proposal. Under the terms of the Seller Support Agreement, subject to a change in recommendation by the Seller Board, holders of approximately 58% of the outstanding common stock of Seller have agreed to vote “FOR” the Seller Business Combination Proposal and have indicated their intention to vote “FOR” the Seller Dissolution Proposal.

RISK FACTORS
You should carefully review and consider the following risk factors and the other information contained in this joint proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the business combination and the proposals to be voted on at the MUDS special meeting. The following risk factors apply to the Hycroft business, the operations of the Hycroft business by the Seller and will also apply to the business and operations of HYMC following the completion of the business combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the business combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of HYMC. You should carefully consider the following risk factors in addition to the other information included in this joint proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” HYMC may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair HYMC’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.
Risks Related to Seller’s Industry
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “the Company,” “Hycroft” or “our company”refer to Seller and its subsidiaries as they currently exist under the law of the state of each such entity’s formation prior to consummation of the business combination, and to HYMC from and after the consummation of the business combination.
The market prices of gold and silver are volatile. A decline in gold and silver prices could result in decreased revenues, decreased net income, increased losses and decreased cash inflows which may negatively affect our business.
Gold and silver are commodities. Their prices fluctuate and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, central bank activities, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors. The prices of gold and silver, as quoted by The London Bullion Market Association on May 4, 2020, December 31, 2019 and December 31, 2018, were $1,709, $1,515 and $1,279 per ounce for gold, respectively, and $14.93, $18.04 and $15.46 per ounce for silver, respectively. The prices of gold and silver may decline in the future. A substantial or extended decline in gold or silver prices would adversely impact our financial position, revenues, net income and cash flows, particularly in light of our current strategy of not engaging in hedging transactions with respect to gold or silver. In addition, sustained lower gold or silver prices may:
•
reduce revenue potential due to cessation of the mining of deposits, or portions of deposits, that have become uneconomic at the then-prevailing gold or silver price;

•
reduce or eliminate the profit, if any, that we currently expect from mining operations;

•
halt, delay, modify, or cancel plans for the mining of oxide and sulfide ores or the development of new and existing projects;

•
make it more difficult for us to satisfy and/or service our debt obligations;

•
reduce existing reserves by removing ores from reserves that can no longer be economically processed at prevailing prices; and

•
cause us to recognize an impairment to the carrying values of mineral properties and long-lived assets.

Reserve and other mineralized material calculations are estimates only, and are subject to uncertainty due to factors including metal prices, inherent variability of the ore and recoverability of metal in the mining process.
The calculation of mineral reserves, mineral resources and grades are estimates and depend upon geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be unpredictable. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources, and corresponding grades. Until mineral reserves and mineral resources are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of mineral reserves and mineral resources may vary depending on metal prices, which largely determine whether mineral reserves and other mineralized materials are classified as ore (economic to mine) or waste (uneconomic to mine). A decline in metal prices may result in previously reported mineral reserves (ore) becoming uneconomic to mine (waste). Current reserve estimates were calculated using a $1,200 per ounce gold price and $16.50 per ounce silver price. A material decline in the current price of gold or silver could require a reduction in our reserve estimates. Any material change in the quantity of mineral reserves, mineral resources, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, we can provide no assurance that gold and silver recoveries experienced in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Our activities may be adversely affected by the COVID-19 pandemic, whether those effects are local, nationwide or global. Matters outside our control may prevent us from executing on our mining operations, limit travel of Company representatives, adversely affect the health and welfare of Company personnel or prevent important vendors and contractors from performing normal and contracted activities, including mining operations.
The current COVID-19 pandemic is significantly impacting the national and global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Matters outside our control have affected our business and operations and may continue to: prevent us from executing on our mining operations; limit travel of Hycroft representatives, including between our corporate headquarters in Colorado and the Hycroft Mine in Nevada; adversely affect the health and welfare of Hycroft personnel; or prevent important vendors and contractors from performing normal and contracted activities, including mining operations. If significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with the COVID-19 pandemic, our operations will likely be adversely impacted. It is possible that the continued spread of COVID-19 could also further cause disruption in our supply chains, adversely affect our business partners, delay our mining operations or cause other unpredictable events.
We, our people, investors, contractors or other stakeholders, have been and may continue to be limited or prevented from travel or normal attendance to activities in conducting the Hycroft business, including mining operations, and conducting presentations, meetings or other activities in connection with this business combination and related transactions. The spread of COVID-19 throughout Colorado and Nevada may result in our employees being forced to work from home or missing work if they or a member of their family contract COVID-19, which could harm our operations and negatively impact our financial condition. We have and may continue to also be limited or prevented from receiving goods or services from contractors. Decisions beyond our control, such as canceled events, restricted travel, barriers to entry or other factors may affect our ability to accomplish drilling programs, mining operations, equity raising activities, and other needs that would normally be accomplished without such limitations. The extent to which the COVID-19 outbreak will impact our operations, our business and the economy is highly uncertain. We cannot predict the impact of the COVID-19 pandemic, but it may materially and adversely affect our business, financial condition and results of operations.
We face intense competition in the mining industry.
The mining industry is intensely competitive. As a result of this competition, some of which is with large established mining companies with substantial mining capabilities and with greater financial and technical resources than ours, we compete with other mining companies in the recruitment and retention of qualified managerial and technical employees and in acquiring attractive mining claims. If we are unable to successfully attract and retain qualified employees, our development programs and/or our operations may be slowed down or suspended, which may adversely impact HYMC’s development, financial condition and results of operations.

Mining development and processing operations pose inherent risks and costs that may negatively impact our business.
Mining development and processing operations involve many hazards and uncertainties, including, among others:
•
metallurgical or other processing problems;

•
ground or slope failures;

•
industrial accidents;

•
unusual and unexpected rock formations or water conditions;

•
environmental contamination or leakage;

•
flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

•
fires;

•
seismic activity;

•
organized labor disputes or work slow-downs;

•
mechanical equipment failure and facility performance problems; and

•
the availability of critical materials, equipment and skilled labor.

These occurrences could result in damage to, or destruction of, our properties or production facilities, personal injury or death, environmental damage, delays in mining or processing, increased production costs, asset write downs, monetary losses and legal liability, any of which could have an adverse effect on our results of operations and financial condition and adversely affect HYMC’s projected development and production estimates.
Our insurance may not cover all of the risks associated with our business.
The mining business is subject to risks and hazards, including, but not limited to, construction risks, environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, slide-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Insurance fully covering many of these risks is not generally available to us and if it is, we may elect not to obtain it because of the high premium costs or commercial impracticality. We do not currently carry business interruption insurance and have no plans as HYMC to obtain such insurance in the future. Any liabilities incurred for these risks and hazards could be significant and could adversely affect HYMC’s results of operation, cash flows and financial condition.
Environmental regulations could require us to make significant expenditures or expose us to potential liability.
To the extent we become subject to environmental liabilities, the payment of such liabilities or the costs that we may incur, including costs to remedy environmental pollution, would reduce funds otherwise available to us and could have a material adverse effect on our financial condition, results of operations, and liquidity. If we are unable to fully remedy an environmental violation or release of hazardous substances, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy or corrective action. The environmental standards that may ultimately be imposed at a mine site can vary and may impact the cost of remediation. Actual remedial costs may exceed the financial accruals that have been made for such remediation. The potential exposure may be significant and could have a material adverse effect on HYMC’s financial condition and results of operations.
Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property or natural resources and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, which could lead to the imposition of substantial fines, remediation costs, penalties, injunctive relief and other civil and criminal sanctions. Substantial costs and liabilities, including those required to restore the environment after the closure of mines, are inherent in our operations. We cannot provide any assurance that any such law, regulation, enforcement or private claim will not have a negative effect on HYMC’s business, financial condition or results of operations.
Our operations are subject to extensive environmental regulations, which could result in the incurrence of operational delays, penalties and costs.
All phases of our operations are subject to extensive federal and state environmental regulation, including those enacted under the following laws:
•
Comprehensive Environmental Response, Compensation, and Liability Act;

•
The Resource Conservation and Recovery Act;

•
The Clean Air Act;

•
The National Environmental Policy Act;

•
The Clean Water Act; and

•
The Safe Drinking Water Act.

Additional regulatory authorities also have jurisdiction over some of our operations and mining projects including the Environmental Protection Agency, the Nevada Division of Environmental Protection, the U.S. Fish and Wildlife Service, the U.S. Bureau of Land Management, which we refer to as the “BLM,” and the Nevada Department of Wildlife.
These environmental regulations require us to obtain various operating permits, approvals and licenses and also impose standards and controls relating to development and production activities. For instance, we are required to hold a Nevada Reclamation Permit with respect to the Hycroft Mine. This permit mandates concurrent and post-mining reclamation of mines and requires the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Changes to the amount required to be posted for reclamation bonds for our operations at the Hycroft Mine could materially affect HYMC’s financial position, results of operations, cash flows and liquidity following consummation of the business combination. Also, the U.S. Fish and Wildlife Service may designate critical habitat and suitable habitat areas it believes are necessary for survival of a threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for our development. For example, we had to obtain certain permits associated with mining in the area of an eagle habitat. Failure to obtain such required permits or failure to comply with federal and state regulations could also result in delays in beginning or expanding operations, incurring additional costs for investigation or cleanup of hazardous substances, payment of penalties for non-compliance or discharge of pollutants, and post-mining closure, reclamation and bonding, all of which could have an adverse impact on HYMC’s financial performance, results of operations and liquidity.
Compliance with current and future government regulations may cause us to incur significant costs.
Our operations are subject to extensive federal and state legislation governing matters such as mine safety, occupational health, labor standards, prospecting, exploration, production, exports, toxic and hazardous substances, explosives, management of natural resources, land use, water use, air emissions, waste disposal, environmental review and taxes. Compliance with this and other legislation could require us to make significant financial outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on our financial position, results of operations, and liquidity. We cannot provide any assurances that we will be able to adapt to these regulatory developments on a timely or cost-effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions, including possible shut-down of the Hycroft Mine or future operations, as applicable.

Changes in environmental regulations could adversely affect our cost of operations or result in operational delays.
The regulatory environment in which we operate is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. New environmental laws and regulations or changes in existing environmental laws and regulations could have a negative effect on exploration activities, operations, production levels and methods of production.
We cannot provide any assurance that future changes in environmental laws and regulations will not adversely affect our current operations or future projects. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.
Our operations are subject to numerous governmental permits that are difficult to obtain and we may not be able to obtain or renew all of the permits we require, or such permits may not be timely obtained or renewed.
In the ordinary course of business we are required to obtain and renew governmental permits for our operations, including in connection with our plans for heap leaching our transition and sulfide ores at the Hycroft Mine. We will also need additional governmental permits to accomplish our long-term plans to mine sulfide ores, including without limitation, permits to allow construction of additional leach pad space. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving costly undertakings by us. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the permitting authority and intervention by third parties in any required environmental review. We may not be able to obtain or renew permits that are necessary to our operations on a timely basis or at all, and the cost to obtain or renew permits may exceed our estimates. Failure to comply with the terms of our permits may result in injunctions, fines, suspension or revocation of permits and other penalties. We can provide no assurance that we have been, or will at all times, be in full compliance with all of the terms of our permits or that we have all required permits. The costs and delays associated with compliance with these permits and with the permitting process could alter the mine plan, delay or stop us from proceeding with the operation or development of the Hycroft Mine or increase the costs of development or production, any or all of which may materially adversely affect Hycroft’s business, results of operations, financial condition and liquidity.
There are uncertainties as to title matters in the mining industry. Any defects in such title could cause us to lose our rights in mineral properties and jeopardize our business operations.
Our mineral properties consist of private mineral rights, leases covering private lands, leases of patented mining claims and unpatented mining claims. Areas of the Hycroft Mine are unpatented mining claims located on lands administered by the BLM, Nevada State office to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, and possible conflicts with other claims not determinable from descriptions of record. We believe a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, and this uncertainty is inherent in the mining industry.
The present status of our unpatented mining claims located on public lands allows us the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. We also are generally allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. Prior to 1994, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the Federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1994, through federal legislation restricting the BLM from accepting any new mineral patent applications. If we do not obtain fee title to our unpatented mining claims, we can provide no assurance that we will be able to obtain compensation in connection with the forfeiture of such claims.
There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing production and development programs.
Legislation has been proposed periodically that could, if enacted, significantly affect the cost of our operations on our unpatented mining claims or the amount of Net Proceeds of Mineral Tax we pay to the State of Nevada.
Members of the U.S. Congress have periodically introduced bills which would supplant or alter the provisions of the Mining Law of 1872. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. A majority of our mining claims are unpatented claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of our unpatented mining claims and the economics of our existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect HYMC’s financial performance and results of operations.
We pay Net Proceeds of Mineral Tax, which we refer to as “NPT,” to the State of Nevada on up to 5% of net proceeds generated from our Hycroft Mine. Net proceeds are calculated as the excess of gross yield over direct costs. Gross yield is determined as the value received when minerals are sold, exchanged for anything of value or removed from the state. Direct costs generally include the costs to develop, extract, produce, transport and refine minerals. From time to time Nevada legislators introduce bills which aim to increase the amount of NPT mining companies operating in the state pay. If legislation is passed that increases the NPT we pay to the state of Nevada, HYMC’s business, results of operations, and cash flows could be negatively impacted.
Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.
A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm HYMC’s reputation.
Climate change could have an adverse impact on our cost of operations.
The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the area in which we operate. These climate changes may include changes in rainfall and storm patterns and intensities, water shortages and changing temperatures. These changes in climate could adversely affect our mining operations, including by affecting the moisture levels and pH of ore on our leach pads, increase the cost of production at the Hycroft Mine and adversely affect the financial performance of HYMC’s operations.

Risks Related to the Hycroft Business
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “the Company,” “Hycroft” or “our company” refer to Seller and its subsidiaries as they currently exist under the law of the state of each such entity’s formation prior to consummation of the business combination, and to HYMC from and after the consummation of the business combination.
The estimation of the ultimate recovery of gold and silver from the Hycroft Mine, although based on standard industry sampling and estimating methods, is subjective. Our results of operations, liquidity, and financial position may be negatively impacted if actual recoveries are lower than initial estimations.
Our Hycroft Mine historically utilized a heap leach process to extract gold and silver from ore. Our new plans outlined in the Hycroft Technical Report are also based on a heap leach process. The heap leach process extracts gold and silver by placing ore on an impermeable pad and applying a dilute cyanide solution that dissolves a portion of the contained gold and silver, which are then recovered in metallurgical processes. We use several integrated steps in the process of extracting gold and silver to estimate the metal content of ore placed on the leach pad. Although we refine our estimates as appropriate at each step in the process, the final amounts are not determined until a third-party smelter refines the doré and/or metal-laden carbon and determines the final ounces of gold and silver available for sale. We then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we adjust our estimation procedures when appropriate. Due to the complexity of the estimation process and the number of steps involved, among other things, actual recoveries can vary from estimates, and the amount of the variation could be significant and could have a material adverse impact on our financial condition, results of operations and liquidity.
There is only limited experience of recovering gold and silver from sulfide ores using a heap leaching process and we may not be able to economically recover gold and silver.
Under our current mine plan, we have begun to mine and extract gold and silver from transition and sulfide ores using a two-step pre-oxidation process on transition and sulfide ores using soda ash to manage pH and alkalinity during the oxidation process in accordance with the methods set forth in the Hycroft Technical Report. However, the economic parameters described in the Hycroft Technical Report include a number of assumptions and estimates that could prove to be incorrect. Additionally, this two-step process to oxidize transition and sulfide ores before heap leaching to extract gold and silver is a new and relatively untested process, is used only on a limited basis worldwide and has not been widely accepted as a viable process. We cannot provide any assurance that the development and advancement of the Hycroft Mine transition and sulfide ores leaching operations will result in economically viable mining operations, yield new mineral reserves or other mineralized material, enable us to convert other mineralized material (included within mineral resources identified by the feasibility study), or be implemented on an economic and profitable basis.
Cost estimates of operating our Hycroft Mine are uncertain, which may adversely affect our expected production and profitability.
The expenditures to implement our new two-stage pre-oxidation and leach process, and access our transition and sulfide ores, are considerable and changes in costs, construction schedules, commodity prices and other factors can adversely affect project economics and expected production and profitability. There are a number of factors that can affect costs and construction schedules and result in our assumptions and estimates about the anticipated benefits of a project being incorrect, including, among others:
•
changes in input commodity prices and labor costs;

•
recovery rates of gold and silver from the ore;

•
availability and terms of financing;

•
availability of labor, energy, transportation, equipment, and infrastructure;

•
changes in anticipated tonnage, grade and metallurgical characteristics of the ore to be mined and processed;

•
difficulty of estimating construction costs over a period of years;

•
delays in completing any environmental review or in obtaining environmental or other governmental permits;

•
weather and severe climate impacts; and

•
potential delays related to social and community issues.

We have previously recovered gold and silver from oxide and transition ores at the Hycroft Mine through our heap leach operations. In connection with our restarted mining operations, in addition to mining oxide ore, we are also mining gold and silver from transition and sulfide ores using a modified heap leach process, in which soda ash is being used to manage pH and alkalinity in a two-stage oxidation and leach process, in accordance with the Hycroft Technical Report. However, it is important to note that the economic parameters described in a feasibility study, such as the Hycroft Technical Report, include a number of assumptions and estimates that could prove to be incorrect. We use feasibility studies to make a reasoned determination of whether to proceed with a project and to support the required financing for a project but you should not assume that the economic analysis contained in a feasibility study is a guarantee of future performance or that the estimated net present value or internal rates of return will be achieved. Actual results may differ materially. In particular, the processing of sulfide ore and additional transition ore at the Hycroft Mine is uncertain and, therefore, the costs and timing of the commencement of the production of sulfide ore and additional transition ore operations at the Hycroft Mine could vary greatly from our estimates.
We may not achieve our production and/or sales estimates and our costs may be higher than our estimates, thereby reducing our cash flows and negatively impacting our results of operations and liquidity.
We prepare estimates of future production, sales, and costs for our operations. We develop our estimates based on, among other things, mining experience, mineral reserve and resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics), costs to construct new leach pads and estimated rates and costs of mining and processing. All of our estimates are subject to numerous uncertainties, many of which are beyond our control. Our actual production and/or sales may be lower than our estimates and our actual costs may be higher than our estimates, which could negatively impact our cash flows and results of operations. While we believe that our estimates are reasonable at the time they are made, actual results will vary and such variations may be material. These estimates are speculative in nature, and it may be the case that one or more of the assumptions underlying such projections and estimates may not materialize. You are cautioned not to place undue reliance on the projections and estimates set forth in this joint proxy statement/prospectus, any document incorporated by reference or any document attached hereto.
We currently depend on a single mine and there is no assurance that after restarting operations we will not incur any interruptions or stoppages in our mining activities which would have a material adverse effect on our results of operations and financial condition.
The Hycroft Mine is our only mining property. We can provide no assurance that we will be successful in profitably operating the Hycroft Mine using the sulfide leaching process. Further, any interruption in our ability to operate the Hycroft Mine, such as, but not limited to, a natural disaster, pandemic (such as COVID󰓆19), loss of material permits, processing interruptions or difficulties or labor strike would have a materially adverse effect on our ability to produce gold and silver and to generate revenue.
Our reliance on third party contractors and consultants to conduct our operations and construction projects exposes us to risks.
In connection with the operation of the Hycroft Mine, we will contract and engage third party contractors and consultants to assist with aspects of our operations and related construction projects, including construction of the new leach pad, repair of the crushing facility, and mining of our ore and waste. As a result, our operations and construction projects are subject to a number of risks, some of which are outside our control, including:

•
negotiating agreements with contractors and consultants on acceptable terms;

•
the inability to replace a contractor or consultant and their operating equipment in the event that either party terminates the agreement;

•
reduced control over those aspects of operations which are the responsibility of the contractor or consultant;

•
failure of a contractor or consultant to perform under their agreement or disputes relative to their performance;

•
interruption of operations or increased costs in the event that a contractor or consultant ceases their business due to insolvency or other unforeseen events;

•
failure of a contractor or consultant to comply with applicable legal and regulatory requirements, to the extent they are responsible for such compliance; and

•
problems of a contractor or consultant with managing their workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors or consultants. The occurrence of one or more of these risks could decrease our gold and silver production, increase our costs, interrupt or delay our mining operations or our ability to access our ores, and adversely affect our liquidity, results of operations and financial position.
Our lack of exploration activities will lead to our inability to replace depleted reserves.
To maintain production levels over time we must replace depleted reserves by exploiting known ore bodies and locating new deposits. Pursuant to our emergence from bankruptcy, all of our exploration properties other than those associated with Hycroft Mine were sold in the chapter 11 proceedings. We have no current plans to continue further exploration other than related to the mining and processing of gold and silver contained in ore within the Hycroft Mine, and there can be no assurance that such projects will be successful. Our mineral base will decline if reserves are mined without adequate replacement, and we may not be able to sustain production beyond the currently contemplated mine life, based on projected production rates.
Land reclamation requirements for the Hycroft Mine may be burdensome and expensive.
Land reclamation requirements are generally imposed on companies with mining operations in order to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents; treat ground and surface water to drinking water standards; and reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations imposed on us in connection with our activities, we must allocate financial resources that might otherwise be spent on further development programs. We have established a provision for our reclamation obligations on the Hycroft Mine property, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.
The sale of our mineral properties and suspension of acquisition and exploration activities greatly limit our ability to generate new reserves or identify other mineralized materials to replace or expand our current reserves.
Because the Hycroft Mine has a limited life based on proven and probable mineral reserves and resources, we have previously sought to replace and expand our mineral reserves and resources. Identifying promising mining properties is difficult and speculative. As part of our emergence from federal bankruptcy proceedings, pursuant to our plan of reorganization, we sold our remaining exploration properties. The sale of our mineral properties greatly limits our ability to develop or grow our reserves or identify new mineral resources. As a result, our revenues from the future sale of gold and silver may decline, resulting in lower income and reduced growth. Further, we expect to encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing gold and silver.

Although we have currently suspended our acquisition and exploration activities, if or when those activities are resumed, we will face competition from many of these companies that have greater financial resources than we do. Consequently, we may be unable to replace and expand current ore reserves through the acquisition of new mining properties or interests therein on terms we consider acceptable.
A shortage of equipment and supplies and/or the time it takes such items to arrive at our Hycroft Mine could adversely affect our ability to operate our business.
We are dependent on various supplies and equipment to engage in mining and development operations. The shortage of such supplies, equipment and parts and/or the time it takes such items to arrive at our Hycroft Mine could have a material adverse effect on our ability to carry out our operations and develop the Hycroft Mine, and therefore limit or increase the cost of production. Such shortages could also result in increased construction costs and cause delays in expansion projects.
The inability to obtain soda ash or delays in obtaining soda ash could adversely affect our ability to profitably operate our business.
There are a limited number of suppliers that produce and supply soda ash and to our knowledge, such suppliers do not typically mine soda ash in excess of what they believe they can sell. We have entered into a three-year agreement with a soda ash supplier to provide soda ash for our operations. However, if the contracted supplier cancels the contract, is unable to produce and supply enough soda ash or ceases operations because of the large quantities of soda ash required in our operations, we may have to temporarily stop mining until we can obtain a new contract to purchase soda ash. Further, we cannot provide any assurance as to the costs that we might incur in obtaining soda ash from a substitute supplier which could adversely affect the profitability and cash flow of our mining operations.
Changes in the cost or supply of energy or commodities used in operations may adversely affect the profitability of our operations and our financial condition.
Our mining operation is an intensive user of energy. Our principal energy sources are electricity and diesel fuel. We rely upon third parties for our supply of energy resources consumed in our mining activities. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, including the impact of global public health crises such as the spread of the novel coronavirus, COVID-19, on the global economy, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially and adversely affect our results of operations and financial condition.
Disruptions in the supply of our energy resources could temporarily impair our ability to produce gold and silver or delay any expansion projects or plans. Our mining operation is in a remote location requiring the long distance transmission of power. A disruption in the transmission of energy, inadequate energy transmission infrastructure or the termination of any of our energy supply contracts could interrupt our energy supply and adversely affect our operations or expansion projects.
Our production costs are also affected by the prices of commodities we consume or use in our operations, such as diesel fuel, sodium cyanide, soda ash, lime, tires, and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in our mining and production activities could materially and adversely affect our liquidity, results of operations, financial condition and cash flows.
We cannot be certain that our future development activities will be commercially successful.
Substantial expenditures are required to construct additional leach pads to extract gold and silver from our transition and sulfide ore utilizing the new metallurgical processes to extract gold and silver from the transition and sulfide ores described in the Hycroft Technical Report, to further develop our Hycroft Mine to identify new mineral reserves and resources, and to expand or establish mineral reserves and resources through drilling and analysis. We cannot provide assurance that our process to extract gold and silver from transition and sulfide ores using a heap leach process can be maintained on an economic and profitable basis, that any mineral reserves or resources discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely or economic basis. A number of factors, including costs, actual mineralization, consistency and reliability of ore grades and commodity prices affect successful project development. The efficient operation of processing facilities, the existence of competent operational management, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development. We can provide no assurance that the development and advancement of the Hycroft Mine sulfide leaching operations will result in economically viable mining operations or yield new mineral reserves or resources.
We may be adversely affected by challenges relating to slope stability.
Our open pit mine gets deeper as we mine it, presenting certain geotechnical challenges including the possibility of slope failure. If we are required to decrease pit slope angles or provide additional road access to prevent such a failure, our stated mineral reserves could be negatively affected. Further, hydrological conditions relating to pit slopes, renewal of material displaced by slope failures and increased stripping requirements could also negatively affect our stated mineral reserves. We cannot provide any assurances that we will not have to take additional action to maintain slope stability in the future or that our actions taken to date will be sufficient. Unexpected failure or additional requirements to prevent slope failure may negatively affect our results of operations and financial condition, as well as have the effect of diminishing our stated ore reserves.
We may need to raise additional capital but such capital may not be available on favorable terms or at all.
The continuing operation of our Hycroft Mine under the new mine plan will require significant investment. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or production at the Hycroft Mine. The covenants in the Sprott Credit Agreement and the Sprott Royalty Agreement, as well as downgrades to our credit ratings as a result of the bankruptcy proceedings, could significantly limit our ability to secure new or additional credit facilities, increase our cost of borrowing, and make it difficult or impossible to raise additional capital on favorable terms or at all.
Our primary future cash requirements will be to fund working capital as we ramp up operations at the Hycroft Mine and to fund future and sustaining capital. As of December 31, 2019, we had cash and cash equivalents of $6.2 million. Using current metal price levels and our estimates of future metal sales and costs, under our new mine plan described in the Hycroft Technical Report to mine sulfide and transition ore using a heap leach process, we currently expect our future net cash used in investing activities during the fiscal years ending December 31, 2019 and 2020 to exceed our cash flows provided by operating activities during the same periods. You are cautioned that management’s expectations regarding our liquidity and capital resources are based on a number of assumptions that we believe are reasonable but could prove to be incorrect. For example, our expectations are based on assumptions regarding commodity price levels, gold and silver recovery percentages and rates, production estimates, anticipated costs and other factors that are subject to a number of risks, many of which are beyond our control. If our assumptions prove to be incorrect, we may require additional financing sooner than we expect to continue to operate our business, which may not be available on favorable terms or at all and which could have a material adverse effect on our results of operations, financial condition and liquidity.
The Sprott Credit Agreement and Sprott Royalty Agreement will impose significant operating and financial restrictions that may limit our ability to operate our business.
The Sprott Credit Agreement that HYMC will assume, and the Sprott Royalty Agreement that HYMC will enter into, in connection with the business combination will impose significant operating and financial restrictions on us and our restricted subsidiaries. These restrictions will limit our ability and the ability of our restricted subsidiaries to, among other things, as applicable:
•
incur additional debt;

•
pay dividends or make other restricted payments, including certain investments;

•
create or permit certain liens;

•
sell assets;

•
engage in certain transactions with affiliates; and

•
consolidate or merge with or into other companies, or transfer all or substantially all of our assets or the assets of our restricted subsidiaries.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.
In addition, the Sprott Credit Agreement and the Sprott Royalty Agreement will require us to comply with a number of customary covenants, including:
•
covenants related to the delivery of monthly, quarterly and annual financial statements, budgets and annual projections;

•
maintaining required insurance;

•
compliance with laws (including environmental);

•
compliance with ERISA;

•
maintenance of ownership of 100% of Hycroft Mine;

•
restrictions on consolidations, mergers or sales of assets;

•
limitations on liens;

•
limitations on issuance of certain equity interests;

•
limitations on issuance of additional indebtedness;

•
limitations on transactions with affiliates; and

•
other customary covenants.

We cannot assure you that we will satisfy these covenants or that our lenders will waive any future failure to do so. A breach of any of the covenants under the Sprott Credit Agreement and the Sprott Royalty Agreement could result in a default. Please see “Description of Certain Indebtedness — Sprott Credit Agreement” and “Description of Certain Indebtedness — Sprott Royalty Agreement” of this joint proxy statement/prospectus for further information. If a default occurs under the Sprott Credit Agreement and the Sprott Royalty Agreement, the lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which, in the case of the Sprott Credit Agreement and the Sprott Royalty Agreement, constitutes all or substantially all of HYMC’s assets.
Our substantial indebtedness could adversely affect our financial condition.
After the business combination we will have a significant amount of indebtedness. As of April 24, 2020, we had outstanding indebtedness of $611.1 million, including $125.5 million in aggregate principal amount of indebtedness under the First Lien Credit Agreement, $6.9 million under the Jacobs Note, $116.7 million in aggregate principal amount of indebtedness in outstanding 1.25 Lien Notes, including accrued interest, $143.6 million in aggregate principal amount of indebtedness in outstanding 1.5 Lien Notes, including accrued interest, and $218.4 million in aggregate principal amount of indebtedness in outstanding Second Lien Notes, including accrued interest. As a condition to the business combination, the indebtedness under the First Lien Credit Agreement and the Jacobs Note will be repaid, the 1.25 Lien Notes will be exchanged for New Subordinated Notes and up to $80.0 million in aggregate principal amount of New Subordinated Notes will be assumed by HYMC in connection with the business combination, the 1.5 Lien Notes and any Excess Notes will be paid in cash or exchanged for shares of HYMC Class A common stock, the Second Lien Notes will be converted into shares of Seller common stock, HYMC will assume the Sprott Credit Agreement and HYMC and its wholly-owned subsidiary will enter into the Sprott Royalty Agreement. Subject to the limits contained in the Sprott Credit Agreement to be assumed, and the Sprott Royalty Agreement to be entered into, in connection with the consummation of the business combination, if we are able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes, then the risks related to our high level of debt could intensify. Our high level of debt and royalty payment obligations could:

•
make it more difficult for us to satisfy our obligations with respect to our outstanding debt;

•
require a substantial portion of our cash flows to be dedicated to debt service and/or royalty payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•
limit our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•
increase our vulnerability to commodity price volatility, including increases in prices of commodities that we purchase and decreases in prices of gold and silver that we sell, each as part of our operations, general adverse economic and industry conditions;

•
limit our flexibility in planning for and reacting to changes in the industry in which we compete;

•
place us at a disadvantage compared to other, less leveraged competitors; and

•
increase our cost of borrowing.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under our debt, and the price of our common stock. The Sprott Credit Agreement to be assumed, and the Sprott Royalty Agreement to be entered into, in connection with the consummation of the business combination, each contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of nearly all of our debt.
If we default on our obligations to pay any of our indebtedness or otherwise default under the agreements governing our indebtedness, lenders could accelerate such debt and we may be subject to restrictions on the payment of our other debt obligations or cause a cross-acceleration.
Any default under the agreements governing our indebtedness that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on other debt instruments. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness and royalty payment obligations, or if we otherwise fail to comply with the various covenants in any agreement governing our indebtedness, we would be in default under the terms of the agreements governing such indebtedness and other indebtedness under the cross-default and cross-acceleration provisions of such agreements. In the event of such default:
•
the lenders or holders of such indebtedness could elect to terminate any commitments thereunder, declare all the funds borrowed thereunder to be due and payable and, if not promptly paid, in the case of our secured debt, institute foreclosure proceedings against our assets; and

•
even if these lenders or holders do not declare a default, they may be able to cause all of our available cash to be used to repay indebtedness owed to them.

As a result of such default and any actions the lenders may take in response thereto, HYMC could be forced into bankruptcy or liquidation.
We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on our debt and royalty obligations or refinance our debt obligations (if necessary) depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including the market prices of gold and silver. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness and our royalty obligations.
If our cash flows and capital resources are insufficient to fund our debt service obligations and our royalty obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Sprott Credit Agreement to be assumed, and the Sprott Royalty Agreement to be entered into, by HYMC in connection with the consummation of the business combination will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service and royalty payment obligations then due.
In addition, we conduct a substantial portion of our operations through our subsidiaries, certain of which in the future may not be guarantors of our indebtedness. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of our indebtedness, our subsidiaries do not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.
Our inability to generate sufficient cash flows to satisfy our debt and royalty obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations.
If we cannot make scheduled payments on our debt, we will be in default and the lenders under the Sprott Credit Agreement to be assumed, and the Sprott Royalty Agreement to be entered into, by HYMC in connection with the consummation of the business combination could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.
Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses and our significant amount of indebtedness led us to declare bankruptcy in 2015.
Prior to our emergence from bankruptcy proceedings on October 22, 2015, we generated operating losses of $368.9 million for period from January 1, 2015 through October 22, 2015 and $480.1 million for the year ended December 31, 2014. In the years ended December 31, 2018 and 2017 we generated operating losses of $8.2 million and $32.9 million, respectively, and net losses of $55.8 million and $74.1 million, respectively. In connection with the restart of operations beginning in 2019, in the year ended December 31, 2019, we generated operating losses of $33.9 million and net losses of $98.9 million. Please see “Seller’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” and the financial statements for the years ended December 31, 2019 and 2018 included elsewhere in this joint proxy statement/prospectus for more information regarding our results of operations during these periods. If we continue to suffer operating and net losses, our business, financial condition, results of operations and cash flows may be negatively impacted.
Upon the conversion of the Second Lien Notes, the exchange of the 1.5 Lien Notes and Excess Notes and repayment of the First Lien Credit Agreement and the Jacobs Note in connection with the consummation of the business combination, while we will have significantly less indebtedness and interest expense, we will still have material indebtedness. We may not generate sufficient revenues in future periods to cover our payment obligations under the Sprott Credit Agreement and New Subordinated Notes to be assumed, and the Sprott Royalty Agreement to be entered into, in connection with the consummation of the business combination to pay for all of our operating or other expenses, which could have a material adverse effect on our business, results of operations and financial condition.

The chapter 11 proceedings may have disrupted our business relationships, which may materially and adversely affect our operations.
The chapter 11 reorganization that we went through in 2015 may have created a negative public perception of us in relation to our competitors and adversely impacted our relationships with our employees, suppliers, customers and other parties. Consequently, our relationships with our customers, suppliers, certain liquidity providers and employees may have been adversely impacted and our operations, currently and going forward, could be materially and adversely affected, such as if we are not extended customary business credit or payment terms.
If we lose key personnel or are unable to attract and retain additional personnel, we may be unable to develop our business.
Our development in the future will be highly dependent on the efforts of key management employees, specifically, Randy Buffington, our Executive Chairman and Chief Executive Officer, Stephen Jones, our Executive Vice President and Chief Financial Officer, and other key employees that we may hire in the future. We will need to recruit and retain other qualified managerial and technical employees to build and maintain our operations. If we are unable to successfully recruit and retain such persons, our development and growth could be significantly curtailed.
We are dependent upon information technology systems, which are subject to disruption, damage, failure and risks associated with implementation and integration.
We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, extortion to prevent or the unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, extortion, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, financial condition or results of operations.
We could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into our operations. System modification failures could have a material adverse effect on our business, financial position and results of operations and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.
We may be subject to legal proceedings.
Due to the nature of our business, we may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. We can provide no assurances that these matters will not have a material adverse effect on our business.
For example, our predecessor is currently the subject of a securities class-action lawsuit in Canada, which alleges that our predecessor made false and misleading statements in public disclosures to induce the purported class members to purchase securities at artificially inflated prices. Our predecessor disputes the claims that were brought prior to our filing for federal bankruptcy protection in the chapter 11 cases and will continue to contest such actions.

We are not currently a party to any forward sale or other significant hedging arrangements to protect against gold and silver prices and commodity prices and, as a result, our operating results are exposed to the impact of any significant decrease in the price of gold or silver or any significant increase in commodity prices.
We are not currently a party to any forward sales or other hedging arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, our future operations will be exposed to the impact of any significant decrease in gold or silver prices and any significant increase in commodity prices. If such prices adversely change significantly, we will realize reduced revenues and increased costs.
Further, we cannot provide any assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against gold and silver market price volatility may prevent us from realizing the full benefit from subsequent increases in market prices with respect to covered production, which would cause us to record a mark-to-market loss, decreasing our profits. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition, results of operations and cash flows.
Joint ventures and other partnerships may expose us to risks.
In the future, we may enter into joint ventures or other partnership arrangements with other parties in relation to the exploration, development and production of certain properties. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constituting documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture or partnership. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance and cash flows.
The three largest stockholders of HYMC after the business combination will be able to exert significant influence over matters submitted to stockholders for approval, which could delay or prevent a change in corporate control or result in the entrenchment of management or the HYMC Board, possibly conflicting with the interests of our other stockholders.
Mudrick Capital Management LP, an affiliate of MUDS (“Mudrick Capital”), Whitebox Advisors LLC (“Whitebox”), and Highbridge Capital Management LLC, (“Highbridge”) will beneficially own approximately 33.5%, 23.6% and 13.5% of the outstanding shares of HYMC Class A common stock (including shares of HYMC Class A common stock received upon conversion of the Second Lien Notes and exchange of the 1.5 Lien Notes and the Excess Notes, if any, by each of Mudrick Capital, Whitebox and Highbridge), respectively, upon consummation of the business combination (assuming the maximum redemption scenario). Because of their significant stockholdings, each of Mudrick Capital, Whitebox and Highbridge could exert significant influence in determining the outcome of corporate actions requiring stockholder approval and otherwise influence the HYMC business. This influence could have the effect of delaying or preventing a change in control of HYMC or entrenching HYMC management or the HYMC Board, which could conflict with the interests of other stockholders and, consequently, could adversely affect the market price of HYMC Class A common stock.
Risks Related to MUDS and the Business Combination
MUDS’ initial stockholders have agreed to vote in favor of the business combination, regardless of how MUDS’ public stockholders vote.
Unlike many other blank check companies in which the initial stockholders agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, MUDS’ initial stockholders have agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal. As of the date hereof, our initial stockholders own shares equal to approximately 42.9% of MUDS’ issued and outstanding shares of common stock. Accordingly, it is more likely that the necessary stockholder approval will be received for the business combination than would be the case if the initial stockholders agreed to vote any shares of common stock owned by them in accordance with the majority of the votes cast by the public stockholders.
Sponsor, certain members of the MUDS Board and certain of MUDS’ officers have interests in the business combination that are different from or are in addition to those of other MUDS stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this joint proxy statement/prospectus.
In considering the recommendation of the MUDS Board to vote for the proposals presented at the MUDS special meeting, including the Business Combination Proposal, you should be aware that aside from their interests as stockholders, sponsor and certain members of the MUDS Board and officers of MUDS have interests in the business combination that are different from, or in addition to, the interests of MUDS’ stockholders generally. These interests include the fact that investment funds affiliated with and managed by Mudrick Capital, of which Jason Mudrick, Chief Executive Officer and a director of MUDS, is the President and David Kirsch, Vice President and a director of MUDS, is Managing Director, currently hold approximately 648,950 shares of Seller common stock, and, as of April 24, 2020, an aggregate of $41.8 million in principal amount of Seller’s First Lien Notes, an aggregate of $57.3 million in principal amount of Seller’s 1.5 Lien Notes, including accrued interest, an aggregate of $84.7 million in principal amount of Seller’s Second Lien Notes, including accrued interest, and an aggregate of $46.5 million in principal amount of Seller’s 1.25 Lien Notes, including accrued interest. In addition, Mudrick Capital has the right to receive any payments made in respect of the phantom shares that were awarded to Mr. Kirsch in his capacity as a non-employee director of the Seller since his appointment to the Seller Board in October 2015, which will result in the payment of approximately $0.5 million in cash to Mudrick Capital in connection with the consummation of the business combination. Mr. Kirsch did not participate as a director in meetings or votes of the Seller Board related to Seller’s consideration of the business combination and alternative transactions unless specifically requested to do so after acknowledgement and disclosure of his potential conflicts of interest. It is anticipated that Mr. Kirsch will remain on the board of directors of HYMC following the closing of the business combination. Mr. Mudrick did not participate in any of the discussions between MUDS and Seller with respect to the business combination or otherwise during the timeframe in which a business combination transaction was being considered between the parties. Mr. Mudrick did, however, in the ordinary course of Mudrick Capital’s investment operations and prior to the commencement of discussions with respect to the business combination, meet with the Seller’s management team and visited the Hycroft Mine in respect of Mudrick Capital’s long-term investment in the Hycroft business. The MUDS Board was aware of and considered these interests, among other matters, in evaluating and negotiating the business combination and transaction agreements and in recommending to MUDS' stockholders that they vote in favor of the proposals presented at the MUDS special meeting, including the Business Combination Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the MUDS special meeting, including the Business Combination Proposal. Please see the sections “The Business Combination — Interests of Certain Persons in the Business Combination” and “Special Meeting of MUDS Stockholders — Recommendation to MUDS’ Stockholders” beginning on pages 140 and 93, respectively, of this joint proxy statement/prospectus for more information.
Sponsor holds a significant number of shares of MUDS common stock. Sponsor will lose its entire investment in MUDS if a business combination is not completed.
Sponsor currently owns 5,200,000 shares of MUDS Class B common stock, representing approximately 42.9% of the total outstanding shares of MUDS common stock. The MUDS Class B common stock will be worthless if MUDS does not complete an initial business combination by August 12, 2020. In addition, sponsor holds an aggregate of 6,700,000 private placement warrants that will also be worthless if MUDS does not complete a business combination by August 12, 2020. The personal and financial interests of sponsor may have influenced its motivation in completing the business combination and influencing the operating of HYMC after the business combination has been consummation.

Sponsor, MUDS’ directors or officers or their affiliates may elect to purchase shares from public stockholders, which may influence a vote on a proposed business combination and reduce the public “float” of MUDS Class A common stock.
Sponsor, MUDS’ directors or executive officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgment that such stockholder, although still the record holder of shares of MUDS Class A common stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that sponsor, MUDS’ directors, officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy closing conditions in the Purchase Agreement regarding unrestricted and available cash prior to and following the consummation of the business combination where it appears that such requirements would otherwise not be met. This may result in the completion of the business combination that may not otherwise have been possible.
If MUDS is unable to complete an initial business combination, public stockholders may receive only approximately $10.10 per share on the liquidation of the trust account (or less than $10.10 per share in certain circumstances where a third party brings a claim against MUDS that sponsor is unable to indemnify), and MUDS’ warrants will expire worthless.
If MUDS is unable to complete an initial business combination by August 12, 2020, public stockholders may receive only approximately $10.10 per share on the liquidation of the trust account (or less than $10.10 per share in certain circumstances where a third-party brings a claim against MUDS that sponsor is unable to indemnify (as described herein)) and the MUDS’ warrants will expire worthless.
If third parties bring claims against MUDS, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.10 per share.
MUDS’ placing of funds in the trust account may not protect those funds from third-party claims against it. Although MUDS will seek to have all vendors, service providers (other than MUDS’ independent auditors), prospective target businesses or other entities with which MUDS does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any funds held in the trust account for the benefit of public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against MUDS’ assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the funds held in the trust account, MUDS’ management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to it than any alternative.
Examples of possible instances where MUDS may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with MUDS and will not seek recourse against the trust account for any reason. Upon redemption of public shares, if MUDS is unable to complete the business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the business combination, MUDS will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the ten years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.10 per share initially held in the trust account, due to claims of such creditors. Sponsor has agreed that it will be liable to MUDS if and to the extent any claims by a vendor for services rendered or products sold to MUDS, or a prospective target business with which MUDS has discussed entering into a business combination agreement, reduce the amount of funds in the trust account to below (i) $10.10 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, sponsor will not be responsible to the extent of any liability for such third party claims. MUDS has not independently verified whether sponsor has sufficient funds to satisfy its indemnity obligations and MUDS has not asked the sponsor to reserve for such indemnification obligations.
MUDS directors may decide not to enforce the indemnification obligation of sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to public stockholders.
In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.10 per share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.10 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and sponsor asserts that it is unable to satisfy its obligation or that it has no indemnification obligations related to a particular claim, MUDS’ independent directors would determine whether to take legal action against sponsor to enforce its indemnification obligations. While MUDS currently expects that its independent directors would take legal action on MUDS’ behalf against sponsor to enforce its indemnification obligations to us, it is possible that MUDS’ independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If MUDS’ independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to public stockholders may be reduced below $10.10 per share.
If, before distributing the proceeds in the trust account to public stockholders, MUDS files a bankruptcy petition or an involuntary bankruptcy petition is filed against MUDS that is not dismissed, the claims of creditors of such proceeding may have priority over the claims of MUDS stockholders and the per-share amount that would otherwise be received by MUDS stockholders in connection with MUDS liquidation may be reduced.
If, before distributing the proceeds in the trust account to public stockholders, MUDS files a bankruptcy petition or an involuntary bankruptcy petition is filed against MUDS that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in MUDS bankruptcy estate and subject to the claims of third parties with priority over the claims of MUDS stockholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by MUDS stockholders in connection with MUDS liquidation may be reduced.
If, after MUDS distributes the proceeds in the trust account to its public stockholders, MUDS files a bankruptcy petition or an involuntary bankruptcy petition is filed against MUDS that is not dismissed, a bankruptcy court may seek to recover such proceeds, and MUDS and the MUDS Board may be exposed to claims of punitive damages.
If, after MUDS distributes the proceeds in the trust account to its public stockholders, MUDS files a bankruptcy petition or an involuntary bankruptcy petition is filed against MUDS that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by MUDS’ stockholders. In addition, the MUDS Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors.

The sponsor, officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if a business combination is not completed.
At the closing of the business combination, the sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on MUDS’ behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on MUDS’ behalf. The personal and financial interests of the sponsor, executive officers and directors may influence their motivation in identifying and selecting a target business combination and completing the business combination.
MUDS’ stockholders will experience dilution as a consequence of, among other transactions, the issuance of HYMC Class A common stock as consideration in the business combination, the private investment, the forward purchase, the underwriting commission issuance and the lender issuance. Having a minority share position may reduce the influence that MUDS’ current stockholders have on the management of MUDS.
It is anticipated that, upon completion of the business combination, assuming that no shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:
Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	13.8%
Sponsor	12.8%
Mudrick Capital Management L.P. and affiliated fund entities	27.3%
Whitebox Advisors and affiliated fund entities	19.3%
Highbridge Capital Management LLC and affiliated fund entities	11.0%
Aristeia Capital, LLC and affiliated fund entities	7.4%
Wolverine Asset Management, LLC and affiliated fund entities	3.6%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.0%
Cantor	0.9%
Lender	1.0%
Investors in incremental private placement equity investment	2.0%
Alternatively, it is anticipated that, upon completion of the business combination, assuming all shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:
Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	0.0%
Sponsor	9.5%
Mudrick Capital Management L.P. and affiliated fund entities	33.5%
Whitebox Advisors and affiliated fund entities	23.6%
Highbridge Capital Management LLC and affiliated fund entities	13.5%
Aristeia Capital, LLC and affiliated fund entities	9.0%
Wolverine Asset Management, LLC and affiliated fund entities	4.4%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.1%
Cantor	0.5%
Lender	1.0%
Investors in incremental private placement equity investment	4.0%

The ownership percentages of HYMC set forth in the foregoing tables (a) exclude (1) the shares of HYMC Class A common stock issuable upon the exercise of warrants that will remain outstanding following the business combination, including Seller warrants assumed in the business combination, and (2) any shares of HYMC Class A common stock issuable upon the conversion of mirror replacement equity awards issued to holders of outstanding Seller equity awards in connection with the business combination, and (b) assume (1) the completion of the business combination occurs on May 29, 2020, (2) the issuance of 315,163 shares (in the no redemption scenario) and 6,500,000 shares (in the maximum redemption scenario) of HYMC Class A common stock to the Initial Subscribers in the private investment, for aggregate gross proceeds of $3,151,630 or $65,000,000, respectively, (3) the issuance of 1,000,000 shares (in the no redemption scenario) and 2,000,000 shares (in the maximum redemption scenario) of HYMC Class A common stock in an incremental equity investment for aggregate gross proceeds of $10,000,000 or $20,000,000, respectively, (4) the issuance of 1% of the outstanding shares of HYMC Class A common stock to the Lender pursuant to the Sprott Credit Agreement, (5) that there is no Cash Available for Payment in connection with the consummation of the exchange and that the consideration in the exchange is comprised entirely of the Excess Notes Share Payment and the 1.5 Lien Share Payment, (6) the consummation of the transactions contemplated by the Parent Sponsor Letter Agreement, including the share surrender, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, resulting in the surrender of 1,941,667 shares (in the no redemption scenario) or 3,584,616 shares (in the maximum redemption scenario) of MUDS Class B common stock, respectively, (7) the consummation of the underwriting commission issuance, which, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, shall result in the issuance of approximately 456,104 shares (in the no redemption scenario) or 237,067 shares (in the maximum redemption scenario) of HYMC Class A common stock, respectively, and (8) that approximately 50,000,610 shares (in the no redemption scenario), 50,057,687 shares (in the maximum redemption scenario) of HYMC Class A common stock are outstanding immediately after consummation of the business combination. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Please see the section entitled Beneficial Ownership of Securities for more information regarding beneficial ownership of MUDS Class A common stock and projected beneficial ownership of HYMC Class A common stock following the consummation of the business combination. Please see the section entitled “The Purchase Agreement and Related Agreements  —  Related Agreements” beginning on page 165 of this joint proxy statement/prospectus for further details regarding the transactions related to the business combination.
The Class A common stock and public warrants are currently listed on NASDAQ and will be listed on NASDAQ following the business combination. MUDS’ continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed. There can be no assurance that HYMC will be able to comply with the continued listing standards of NASDAQ. If, after the business combination, NASDAQ delists HYMC Class A common stock from trading on its exchange for failure to meet the listing standards, HYMC’s stockholders could face significant material adverse consequences including:
•
a limited availability of market quotations for HYMC’s securities;

•
reduced liquidity for HYMC’s securities;

•
a determination that HYMC Class A common stock is a “penny stock” which will require brokers trading in HYMC Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for HYMC’s securities;

•
a limited amount of news and analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because MUDS Class A common stock and public warrants are listed on NASDAQ, they are covered securities. Although the states are preempted from regulating the sale of MUDS’ securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While MUDS is not aware of a state, other than the state of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if the shares were no longer listed on NASDAQ, MUDS’ securities would not be covered securities and MUDS would be subject to regulation in each state in which MUDS offers securities.
A significant portion of HYMC Class A common stock following the business combination will be restricted from immediate resale, but may be sold into the market in the future. This could cause the market price of HYMC Class A common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of common stock in the public market could occur at any time following the consummation of the business combination. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of HYMC Class A common stock.
It is anticipated that, upon completion of the business combination, assuming that no shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:
Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	13.8%
Sponsor	12.8%
Mudrick Capital Management L.P. and affiliated fund entities	27.3%
Whitebox Advisors and affiliated fund entities	19.3%
Highbridge Capital Management LLC and affiliated fund entities	11.0%
Aristeia Capital, LLC and affiliated fund entities	7.4%
Wolverine Asset Management, LLC and affiliated fund entities	3.6%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.0%
Cantor	0.9%
Lender	1.0%
Investors in incremental private placement equity investment	2.0%
Alternatively, it is anticipated that, upon completion of the business combination, assuming all shares of MUDS Class A common stock are elected to be redeemed by MUDS stockholders and subject to the assumptions set forth below, the concentration of ownership of HYMC immediately following the consummation of the business combination will be as follows:
Beneficial owners	Ownership Percentage
MUDS’ existing public stockholders	0.0%
Sponsor	9.5%
Mudrick Capital Management L.P. and affiliated fund entities	33.5%
Whitebox Advisors and affiliated fund entities	23.6%
Highbridge Capital Management LLC and affiliated fund entities	13.5%
Aristeia Capital, LLC and affiliated fund entities	9.0%
Wolverine Asset Management, LLC and affiliated fund entities	4.4%
Seller stockholders (collectively, but excluding the Initial Subscribers)	1.1%
Cantor	0.5%
Lender	1.0%
Investors in incremental private placement equity investment	4.0%
The ownership percentages of HYMC set forth in the foregoing tables (a) exclude (1) the shares of HYMC Class A common stock issuable upon the exercise of warrants that will remain outstanding following the business combination, including Seller warrants assumed in the business combination, and (2) any shares of HYMC Class A common stock issuable upon the conversion of mirror replacement equity awards issued to holders of outstanding Seller equity awards in connection with the business combination, and (b) assume (1) the completion of the business combination occurs on May 29, 2020, (2) the issuance of 315,163 shares (in the no redemption scenario) and 6,500,000 shares (in the maximum redemption scenario) of HYMC Class A common stock to the Initial Subscribers in the private investment, for aggregate gross proceeds of $3,151,630 or $65,000,000, respectively, (3) the issuance of 1,000,000 shares (in the no redemption scenario) and 2,000,000 shares (in the maximum redemption scenario) of HYMC Class A common stock in an incremental equity investment for aggregate gross proceeds of $10,000,000 or $20,000,000, respectively, (4) the issuance of 1% of the outstanding shares of HYMC Class A common stock to the Lender pursuant to the Sprott Credit Agreement, (5) that there is no Cash Available for Payment in connection with the consummation of the exchange and that the consideration in the exchange is comprised entirely of the Excess Notes Share Payment and the 1.5 Lien Share Payment, (6) the consummation of the transactions contemplated by the Parent Sponsor Letter Agreement, including the share surrender, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, resulting in the surrender of 1,941,667 shares (in the no redemption scenario) or 3,584,616 shares (in the maximum redemption scenario) of MUDS Class B common stock, respectively, (7) the consummation of the underwriting commission issuance, which, on the basis of the assumptions set forth in clauses (b)(2) and (b)(3) hereof, shall result in the issuance of approximately 456,104 shares (in the no redemption scenario) or 237,067 shares (in the maximum redemption scenario) of HYMC Class A common stock, respectively, and (8) that approximately 50,000,610 shares (in the no redemption scenario) and 50,057,687 shares (in the maximum redemption scenario) of HYMC Class A common stock are outstanding immediately after consummation of the business combination. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Please see the section entitled Beneficial Ownership of Securities for more information regarding beneficial ownership of MUDS Class A common stock and projected beneficial ownership of HYMC Class A common stock following the consummation of the business combination. Please see the section entitled “The Purchase Agreement and Related Agreements  —  Related Agreements” beginning on page 165 of this joint proxy statement/prospectus for further details regarding the transactions related to the business combination.
At the consummation of the business combination, HYMC and the restricted stockholders will enter into an Amended and Restated Registration Rights Agreement, pursuant to which such stockholders will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights, subject to cut-back provisions. HYMC may be required to register up to approximately 63 million shares of HYMC Class A common stock pursuant to the Amended and Restated Registration Rights Agreement. The restricted stockholders will agree not to sell, transfer, pledge or otherwise dispose of shares of HYMC Class A common stock they hold or receive for certain time periods, ranging from between 30 days after the consummation of the business combination for shares purchased in the private investment to six months for shares received in the exchange, to one year after the consummation of the business combination for founder shares, subject to certain exceptions.
MUDS has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that MUDS will be unable to continue as a going concern if MUDS does not consummate an initial business combination by August 12, 2020. If MUDS is unable to effect a business combination by August 12, 2020, MUDS will be forced to liquidate and its warrants will expire worthless.
MUDS is a blank check company, and as MUDS has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that it will be unable to continue as a going concern if MUDS does not consummate an initial business combination by August 12, 2020. If MUDS does not complete an initial business combination by August 12, 2020, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest not previously released to MUDS to fund its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MUDS’ remaining stockholders and the MUDS Board, dissolve and liquidate, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including trust account assets) will be less than the initial public offering price per public unit in the IPO. In addition, if MUDS fails to complete an initial business combination by August 12, 2020, there will be no redemption rights or liquidating distributions with respect to MUDS public warrants or the private placement warrants, which will expire worthless.
MUDS and Seller have incurred and expect to incur significant costs associated with the business combination. Whether or not the business combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by MUDS if the business combination is not completed.
MUDS and Seller expect to incur significant costs associated with the business combination. Even if the business combination is not completed, MUDS expects to incur approximately $3.8 million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by MUDS if the business combination is not completed.
Even if MUDS consummates the business combination, there is no guarantee that the public warrants will ever be in the money, and they may expire worthless and the terms of MUDS’ warrants may be amended.
The exercise price for MUDS public warrants is $11.50 per shares of MUDS Class A common stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
MUDS’ ability to successfully effect the business combination and to be successful thereafter will be dependent upon the efforts of MUDS’ key personnel, including the key personnel of the Hycroft business whom MUDS expects to stay with the Hycroft business following the business combination. The loss of key personnel could negatively impact the operations and profitability of HYMC’s post-combination business and its financial condition could suffer as a result.
MUDS’ ability to successfully effect the business combination is dependent upon the efforts of certain key personnel, including the key personnel of the Hycroft business. Although some of MUDS’ key personnel may remain with HYMC in advisory positions following the business combination, it is possible that HYMC will lose some key personnel, the loss of which could negatively impact the operations and profitability of HYMC’s post-combination business. HYMC anticipates that all of the management of the Hycroft business will remain in place.
HYMC’s success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of the Hycroft business’ officers could have a material adverse effect on HYMC’s business, financial condition, or operating results. Seller does not maintain key-man life insurance on any of its officers. The services of such personnel may not continue to be available to HYMC.
MUDS and the Hycroft business will be subject to business uncertainties and contractual restrictions while the business combination is pending.
Uncertainty about the effect of the business combination on employees and third parties may have an adverse effect on MUDS and the Hycroft business. These uncertainties may impair MUDS or the Hycroft business’ ability to retain and motivate key personnel and could cause third parties that deal with any of us or them to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the business combination, MUDS or the Hycroft business could be harmed.
MUDS may waive one or more of the conditions to the business combination.
MUDS may agree to waive, in whole or in part, one or more of the conditions to MUDS’ obligations to complete the business combination, to the extent permitted by MUDS’ current certificate of incorporation and bylaws and applicable laws. For example, it is a condition to MUDS’ obligations to close the business combination that Seller have performed and complied in all material respects with the obligations required to be performed or complied with by Seller under the Purchase Agreement. However, if the MUDS Board determines that a breach of this obligation is not material, then the MUDS Board may elect to waive that condition and close the business combination. MUDS may not waive the condition that MUDS stockholders approve the business combination. Please see the section entitled “The Purchase Agreement and Related Agreements — Conditions to Closing of the Business Combination” of this joint proxy statement/prospectus for additional information.
The exercise of discretion by MUDS’ directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Purchase Agreement may result in a conflict of interest when determining whether such changes to the terms of the Purchase Agreement or waivers of conditions are appropriate and in the best interests of MUDS’ stockholders.
In the period leading up to the consummation of the business combination, other events may occur that, pursuant to the Purchase Agreement, would require MUDS to agree to amend the Purchase Agreement, to consent to certain actions or to waive rights that it is entitled to under those agreements. Such events could arise because of changes in the course of the Hycroft business, a request by Seller or Seller’s management to undertake actions that would otherwise be prohibited by the terms of the Purchase Agreement or the occurrence of other events that would have a material adverse effect on the Hycroft business and would entitle MUDS to terminate the Purchase Agreement. In any of such circumstances, it would be in the discretion of MUDS, acting through the MUDS Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this joint proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for MUDS and MUDS stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this joint proxy statement/prospectus, MUDS does not believe there will be any changes or waivers that MUDS’ directors and officers would be likely to make after stockholder approval of the business combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the business combination that would have a material impact on the stockholders, MUDS will be required to circulate a new or amended joint proxy statement/prospectus or supplement thereto and resolicit the vote of MUDS’ stockholders with respect to the Business Combination Proposal.
MUDS will incur significant transaction and transition costs in connection with the business combination.
MUDS has incurred and expects to incur significant, non-recurring and unreimbursable costs in connection with consummating the business combination and operating as a public company following the consummation of the business combination. MUDS may incur additional costs to retain key employees. Except for certain expenses reimbursable by Seller pursuant to the Reimbursement and Exclusivity Agreement, all expenses incurred in connection with the Purchase Agreement and the transactions contemplated thereby, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.
MUDS’ transaction expenses as a result of the business combination are currently estimated at approximately $3.8 million.
If MUDS is unable to complete an initial business combination, MUDS’ warrants may expire worthless.
If MUDS is unable to complete an initial business combination, MUDS’ warrants may expire worthless.
If MUDS’ due diligence investigation of the Hycroft business was inadequate, then stockholders of HYMC following the business combination could lose some or all of their investment.
Even though MUDS conducted a due diligence investigation of the Hycroft business, MUDS cannot be sure that this diligence uncovered all material issues that may be present inside the Hycroft business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Hycroft business and outside of its control will not later arise.

Following the consummation of the business combination, HYMC’s only significant asset will be its ownership interest in the Hycroft business and such ownership may not be sufficiently profitable or valuable to enable HYMC to pay any dividends on HYMC Class A common stock or satisfy HYMC’s other financial obligations.
Following the consummation of the business combination, HYMC will have no direct operations and no significant assets other than its ownership interest in the Hycroft business. HYMC will depend on the Hycroft business for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company and to pay any dividends with respect to HYMC Class A common stock. Obligations under the Sprott Credit Agreement, the Sprott Royalty Agreement and the Assumed New Subordinated Notes and the financial condition and operating requirements of the Hycroft business may limit HYMC’s ability to obtain cash from the Hycroft business. The earnings from, or other available assets of, the Hycroft business may not be sufficient to pay dividends or make distributions or loans to enable HYMC to pay any dividends on the common stock or satisfy its other financial obligations.
Please see the sections titled “MUDS’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “Seller’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” and “Description of Certain Indebtedness” beginning on pages 201, 235 and 292, respectively, of this joint proxy statement/prospectus for more information
The HYMC charter that will be effective following the completion of the business combination designate the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by HYMC stockholders, which could limit the ability of HYMC stockholders to obtain a favorable judicial forum for disputes with HYMC or with directors, officers or employees of HYMC and may discourage stockholders from bringing such claims.
Under the HYMC charter that will be effective following the completion of the business combination, unless HYMC consents in writing to the selection of an alternative forum, the sole and exclusive forum will be the Court of Chancery of the State of Delaware for:
•
any derivative action or proceeding brought on behalf of HYMC;

•
any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any director, officer or employee of HYMC to HYMC or HYMC’s stockholders;

•
any action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation (including as it may be amended from time to time), or the bylaws;

•
any action to interpret, apply, enforce or determine the validity of the certificate of incorporation or the bylaws; or

•
any action asserting a claim governed by the internal affairs doctrine, in each case, except for, (1) any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination) and (2) any action asserted under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or, in each case, the rules and regulations promulgated thereunder, for which there is exclusive federal or concurrent federal and state jurisdiction.

These provisions of the HYMC charter could limit the ability of HYMC stockholders to obtain a favorable judicial forum for certain disputes with HYMC or with its directors, officers or other employees, which may discourage such lawsuits against HYMC and its directors, officers and employees. Alternatively, if a court were to find these provisions of the HYMC charter inapplicable to, or unenforceable in respect of, one or more of the types of actions or proceedings listed above, HYMC may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition and results of operations.

Sponsor and the Initial Subscribers will beneficially own a significant equity interest in HYMC and may take actions that conflict with your interests.
The interests of sponsor and the Initial Subscribers may not align with the interests of HYMC and its other stockholders. Sponsor and the Initial Subscribers are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with HYMC. Sponsor and the Initial Subscribers, and their respective affiliates, may also pursue acquisition opportunities that may be complementary to HYMC’s business and, as a result, those acquisition opportunities may not be available to us. HYMC’s proposed charter provides that the Initial Subscribers may engage in competitive businesses and renounces any entitlement to certain corporate opportunities offered to the Initial Subscribers or any of their managers, officers, directors, equity holders, members, principals, affiliates and subsidiaries (other than HYMC and its subsidiaries) that are not expressly offered to them in their capacities as directors or officers of HYMC. The proposed charter also provides that the Initial Subscribers or any of their managers, officers, directors, equity holders, members, principals, affiliates and subsidiaries (other than HYMC and its subsidiaries), do not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as HYMC or any of its subsidiaries.
Subsequent to the completion of the business combination, HYMC may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on HYMC’s financial condition, results of operations and HYMC’s stock price, which could cause you to lose some or all of your investment.
Although MUDS has conducted due diligence on the Hycroft business, MUDS cannot assure you that this diligence will surface all material issues that may be present in such business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Hycroft business and outside of MUDS’ and Seller’s control will not later arise. As a result of these factors, HYMC may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if MUDS’ due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with MUDS’ preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on HYMC’s liquidity, the fact that HYMC charges of this nature could contribute to negative market perceptions about HYMC or its securities. Accordingly, any of MUDS’ stockholders who choose to remain stockholders of HYMC following the business combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by MUDS’ officers or fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that this joint proxy statement/prospectus relating to the business combination contained an actionable material misstatement or material omission.
MUDS has no operating or financial history and MUDS’ results of operations may differ significantly from the unaudited pro forma financial data included in this joint proxy statement/prospectus.
MUDS is a blank check company and MUDS has no operating history and no revenues. This joint proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for MUDS. The unaudited pro forma condensed combined statement of operations of MUDS combines the historical audited results of operations of MUDS for the year ended December 31, 2019, with the historical audited results of operations of Seller for the year ended December 31, 2019, and gives pro forma effect to the business combination as if it had been consummated on January 1, 2019.
The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the business combination been consummated on the dates indicated above, or the future consolidated results of operations or financial position of MUDS. Accordingly, MUDS’ business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” of this joint proxy statement/prospectus.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of HYMC’s income or other tax returns could adversely affect HYMC’s financial condition and results of operations.
HYMC will be subject to income taxes in the United States, and HYMC’s domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. HYMC’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•
changes in the valuation of HYMC’s deferred tax assets and liabilities;

•
expected timing and amount of the release of any tax valuation allowances;

•
tax effects of stock-based compensation;

•
costs related to intercompany restructurings;

•
changes in tax laws, regulations or interpretations thereof; and

•
lower than anticipated future earnings in jurisdictions where HYMC has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where HYMC has higher statutory tax rates.

In addition, HYMC may be subject to audits of HYMC’s income, sales and other taxes by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits could have an adverse effect on HYMC’s financial condition and results of operations.
A market for HYMC’s securities may not continue, which would adversely affect the liquidity and price of HYMC’s securities.
Following the business combination, the price of HYMC’s securities may fluctuate significantly due to the market’s reaction to the business combination and general market and economic conditions. An active trading market for HYMC’s securities following the business combination may never develop or, if developed, it may not be sustained. In addition, the price of HYMC’s securities after the business combination can vary due to general economic conditions and forecasts, HYMC’s general business condition and the release of HYMC’s financial reports. Additionally, if HYMC’s securities become delisted from NASDAQ for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of HYMC’s securities may be more limited than if HYMC was quoted or listed on NASDAQ or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.
If the business combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of HYMC’s securities may decline.
If the benefits of the business combination do not meet the expectations of investors, stockholders or securities analysts, the market price of MUDS’ securities following the consummation of the business combination may decline. The market values of MUDS’ securities at the time of the business combination may vary significantly from their prices on the date the Purchase Agreement was executed, the date of this joint proxy statement/prospectus, or the date on which MUDS’ stockholders vote on the business combination.
In addition, following the business combination, fluctuations in the price of HYMC’s securities could contribute to the loss of all or part of your investment. Immediately prior to the business combination, there has not been a public market for Seller’s stock and trading in shares of MUDS Class A common stock has not been active. Accordingly, the valuation ascribed to the Hycroft business and MUDS Class A common stock in the business combination may not be indicative of the price that will prevail in the trading market following the business combination.
The trading price of the HYMC Class A common stock following the business combination may fluctuate substantially and may be lower than current price. This may be especially true for companies like ours with a small public float. If an active market for HYMC’s securities develops and continues, the trading price of HYMC’s securities following the business combination could be volatile and subject to wide fluctuations. The trading price of the HYMC Class A common stock following the business combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond HYMC’s control and may not be related to HYMC’s operating performance. These fluctuations could cause you to lose all or part of your investment in the HYMC Class A common stock since you might be unable to sell your shares at or above the price attributed to them in the business combination. Any of the factors listed below could have a material adverse effect on your investment in HYMC’s securities and HYMC’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of HYMC’s securities may not recover and may experience a further decline.
Factors affecting the trading price of HYMC securities following the business combination may include:
•
actual or anticipated fluctuations in HYMC’s quarterly financial results or the quarterly financial results of companies perceived to be similar to HYMC;

•
changes in the market’s expectations about HYMC’s operating results;

•
the public’s reaction to HYMC’s press releases, HYMC’s other public announcements and HYMC’s filings with the SEC;

•
speculation in the press or investment community;

•
actual or anticipated developments in the HYMC business or HYMC’s competitors’ businesses or the competitive landscape generally;

•
the operating results failing to meet the expectation of securities analysts or investors in a particular period;

•
changes in financial estimates and recommendations by securities analysts concerning HYMC or the market in general;

•
operating and stock price performance of other companies that investors deem comparable to HYMC;

•
changes in laws and regulations affecting HYMC’s business;

•
commencement of, or involvement in, litigation involving HYMC;

•
changes in HYMC’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•
the volume of HYMC Class A common stock available for public sale;

•
any major change in the HYMC Board or management;

•
sales of substantial amounts of HYMC Class A common stock by HYMC’s directors, officers or significant stockholders or the perception that such sales could occur;

•
general economic and political conditions such as recessions, interest rates, “trade wars,” pandemic (such as COVID-19) reductions in precious metals prices, increases in fuel and other commodity prices used in the operation of the Hycroft business, currency fluctuations and acts of war or terrorism; and

•
other risk factors listed under “Risk Factors” starting on page 51 of this joint proxy statement/prospectus.

Broad market and industry factors may materially harm the market price of HYMC’s securities irrespective of HYMC’s operating performance. The stock market in general and NASDAQ have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of HYMC’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to HYMC’s could depress HYMC’s stock price regardless of HYMC’s business, prospects, financial conditions or results of operations. Broad market and industry factors, including, most recently, the impact of the novel coronavirus, COVID-19, and any other global pandemics, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of the HYMC Class A common stock, regardless of HYMC’s actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following the business combination. A decline in the market price of HYMC’s securities also could adversely affect HYMC’s ability to issue additional securities and HYMC’s ability to obtain additional financing in the future.
In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.
HYMC’s quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to mining volatility and other factors, some of which are beyond HYMC’s control, resulting in a decline in HYMC’s stock price.
HYMC’s quarterly operating results may fluctuate significantly because of several factors, including:
•
volatility in gold and silver commodity prices and in the market prices and trading volumes of gold mining stocks;

•
changes in operating performance, including gold and silver production not meeting targets and challenges to our ability to economically and profitably recover gold and silver through heap leaching of transition and sulfide ores, and stock market valuations of other mining companies generally, or those in our industry in particular;

•
gold and silver grades;

•
increases in commodities prices, including diesel, cyanide, lime, and tires;

•
macroeconomic conditions and uncertainties, including international, national and local conditions and uncertainties, including as a result of global public health crises such as the spread of the novel coronavirus, COVID-19, on the global economy;

•
labor availability and costs for hourly and management personnel;

•
weather or other natural occurrences that adversely impact HYMC’s heap leaching operations;

•
work stoppages or strikes;

•
impairment of long-lived assets;

•
negative publicity relating to our operations;

•
litigation involving us;

•
developments or disputes concerning our mining rights;

•
loss of any permit or license necessary for mining operations;

•
new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•
changes in accounting standards, policies, guidelines, interpretations or principles;

•
any major change in our management; and

•
other events or factors, including those resulting from natural disasters, war, incidents of terrorism, pandemics, such as the novel coronavirus, COVID-19, or responses to these events.

If, following the business combination, securities or industry analysts do not publish or cease publishing research or reports about HYMC, its business, or its market, or if they change their recommendations regarding HYMC Class A common stock adversely, then the price and trading volume of HYMC Class A common stock could decline.
The trading market for HYMC Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, HYMC’s business and operations, HYMC’s market,

or HYMC’s competitors. Securities and industry analysts do not currently, and may never, publish research on MUDS or HYMC. If no securities or industry analysts commence coverage of HYMC, HYMC’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover HYMC change their recommendation regarding HYMC’s stock adversely, or provide more favorable relative recommendations about HYMC’s competitors, the price of HYMC Class A common stock would likely decline. If any analyst who may cover MUDS were to cease coverage of HYMC or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause HYMC’s stock price or trading volume to decline.
There is no guarantee that an active and liquid public market for shares of the HYMC Class A common stock will develop.
MUDS is currently a blank check company and there has not been a public market for shares of Seller common stock since Seller’s predecessor was delisted on March 9, 2015. The price of the HYMC Class A common stock was determined in negotiations between MUDS and Seller and may not be indicative of prices that will prevail in the trading market. The gold and silver mining industry has been highly unpredictable and volatile, and the market for the HYMC Class A common stock may be equally volatile. A liquid trading market for the HYMC Class A common stock may never develop.
In the absence of a liquid public trading market:
•
you may not be able to liquidate your investment in shares of the HYMC Class A common stock;

•
you may not be able to resell your shares of the HYMC Class A common stock at or above the price attributed to them in the business combination;

•
the market price of shares of the HYMC Class A common stock may experience significant price volatility; and

•
there may be less efficiency in carrying out your purchase and sale orders.

HYMC may be unable to obtain additional financing to fund its operations or growth.
HYMC may require additional financing to fund its operations or growth. The failure to secure additional financing could have a material adverse effect on the continued development or growth of HYMC. None of MUDS’ officers, directors or stockholders will be obligated to provide any financing to us after the business combination.
Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect HYMC’s business, investments and results of operations.
HYMC will be subject to laws, regulations and rules enacted by national, regional and local governments and NASDAQ. In particular, HYMC will be required to comply with certain SEC, NASDAQ and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on HYMC’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on HYMC’s business and results of operations.
Registration of the HYMC Class A common stock underlying the MUDS public warrants may not be in place when an investor desires to exercise such warrants, thus precluding such investor from being able to exercise its public warrants except on a cashless basis and potentially causing such warrants to expire worthless.
MUDS has not registered the HYMC Class A common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, MUDS has agreed, as soon as practicable, but in no event later than 15 business days after the consummation of the business combination, to use its best efforts to file a registration statement under the Securities Act covering such HYMC Class A common stock and maintain a current prospectus relating to the HYMC Class A common stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. MUDS cannot assure you that it will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in such registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, HYMC will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption is available. Notwithstanding the above, if HYMC Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at HYMC’s option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws. If the issuance of the shares of HYMC Class A common stock upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of public units will have paid the full unit purchase price solely for the HYMC Class A common stock included in the units. If and when the warrants become redeemable by us, HYMC may exercise its redemption right even if HYMC is unable to register or qualify the underlying HYMC Class A common stock for sale under all applicable state securities laws.
HYMC may amend the terms of the public warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then-outstanding warrants.
MUDS public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and MUDS. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, HYMC may amend the terms of the warrants in a manner adverse to a holder if holders of at least 65% of the then-outstanding public warrants approve of such amendment. Although HYMC’s ability to amend the terms of the warrants with the consent of at least 65% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of HYMC Class A common stock purchasable upon exercise of a public warrant.
HYMC may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
HYMC will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of HYMC Class A common stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption provided that on the date we give notice of redemption. If and when the public warrants become redeemable, HYMC may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding public warrants could force you to (i) exercise your public warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your public warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us so long as they are held by sponsor, Cantor or their permitted transferees.
The exercise of outstanding MUDS public warrants would increase the number of shares eligible for future resale in the public market and result in dilution to stockholders.
MUDS issued public warrants to purchase 20,800,000 shares of Class A common stock as part of the IPO and in connection with the exercise of the over-allotment option and private placement warrants to purchase 7,740,000 shares of Class A common stock, in each case at $11.50 per share. In addition, nothing prevents MUDS from issuing additional securities in a private placement prior to the consummation of the business combination as long as they do not participate in any manner in the trust account or vote as a class with the common stock on the business combination. MUDS expects to issue (i) up to 20,871,243 shares of HYMC Class A common stock to the 1.5 Lienholders and Excess Noteholders in the exchange, (ii) up to 6,500,000 shares of HYMC Class A common stock to the Initial Subscribers, subject to reduction as described elsewhere in this joint proxy statement/prospectus, and 3,250,000 PIPE warrants in connection with the private investment, (iii) 625,000 shares of HYMC Class A common stock and 2,500,000 shares of Class A common stock included in the forward purchase units to sponsor in connection with the forward purchase, (iv) up to 2,000,000 shares of HYMC Class A common stock in an incremental equity investment, (v) a number of shares of HYMC Class A common stock to Lender equal to 1% of HYMC’s post-closing shares outstanding pursuant to the Sprott Credit Agreement and (vi) up to 478,000 shares of HYMC Class A common stock to Cantor in the underwriting commission issuance, in addition to the up to 15,512,091 shares of HYMC Class A common stock that will be issued to Seller and distributed to Seller’s stockholders in connection with the consummation of the business combination. The shares of HYMC Class A common stock issued in the business combination, the private investment, the forward purchase, the underwriting commission issuance and the lender issuance, and additional shares of HYMC Class A common stock issued upon exercise of MUDS’ warrants, will result in dilution to the then existing holders of shares of HYMC Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of HYMC Class A common stock.
The private placement warrants and the PIPE warrants are identical to the public warrants sold as part of the units issued in the IPO, except that so long as, to the extent applicable, they are held by sponsor, Cantor or their permitted transferees, (i) they will not be redeemable by HYMC, (ii) they (including the HYMC Class A common stock issuable upon exercise of such MUDS warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by sponsor until 30 days after the completion of the business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) are subject to registration rights.
Substantial future sales of shares of HYMC Class A common stock could cause the market price of the HYMC Class A common stock to decline.
The market price of shares of HYMC Class A common stock could decline as a result of substantial sales of HYMC Class A common stock, particularly by our significant stockholders, a large number of shares of HYMC Class A common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After the business combination, it is anticipated that we will have approximately 50,057,687 shares of HYMC Class A common stock outstanding (assuming the maximum redemption scenario). Shares of HYMC Class A common stock issued to Seller and promptly distributed to Seller stockholders in connection with the business combination may be, subject to certain exceptions, resold in the public market immediately without restriction.
At the consummation of the business combination, HYMC and the restricted stockholders will enter into an Amended and Restated Registration Rights Agreement, pursuant to which such stockholders will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights, subject to cut-back provisions. HYMC may be required to register up to approximately 63 million shares of HYMC Class A common stock pursuant to the Amended and Restated Registration Rights Agreement. The restricted stockholders will agree not to sell, transfer, pledge or otherwise dispose of shares of HYMC Class A common stock they hold or receive for certain time periods, ranging from between 30 days after the consummation of the business combination for shares purchased in the private investment, to six months for shares received in the exchange, to one year after the consummation of the business combination for founder shares, subject to certain exceptions.
We may issue additional shares of HYMC Class A common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.
We may issue additional shares of HYMC Class A common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or under our Incentive Plan, without stockholder approval, in a number of circumstances.
Our issuance of additional shares of HYMC Class A common stock or other equity securities of equal or senior rank could have the following effects:
•
your proportionate ownership interest in HYMC will decrease;

•
the relative voting strength of each previously outstanding share of common stock may be diminished; and

•
the market price of our shares of HYMC stock may decline.

Anti-takeover provisions contained in HYMC’s proposed charter and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
Assuming the passage of the Charter Proposals, HYMC’s proposed charter will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. HYMC will also be subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions will include:
•
no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•
the right of the HYMC Board to appoint a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on the HYMC Board;

•
a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of the HYMC Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•
the ability of the HYMC Board to determine whether to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•
limiting the liability of, and providing indemnification to, the HYMC directors and officers; and

•
advance notice procedures that stockholders must comply with in order to nominate candidates to the HYMC Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of HYMC.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.
MUDS qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, following the consummation of the business combination, HYMC will take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. As a result, HYMC’s stockholders may not have access to certain information they deem important. HYMC will remain an emerging growth company until the earliest of (i) the last day of the fiscal year (a) following February 12, 2023, the fifth anniversary of the IPO, (b) in which HYMC has total annual gross revenue of at least $1.07 billion or (c) in which HYMC is deemed to be a large accelerated filer, which means the market value of HYMC Class A common stock that are held by non-affiliates exceeds $700 million as of the last business day of HYMC’s prior second fiscal quarter, and (ii) the date on which HYMC has issued more than $1.0 billion in non-convertible debt during the prior three-year period.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as HYMC is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. HYMC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of HYMC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
MUDS cannot predict if investors will find HYMC Class A common stock less attractive because HYMC will rely on these exemptions. If some investors find HYMC Class A common stock less attractive as a result, there may be a less active trading market for HYMC Class A common stock and HYMC’s stock price may be more volatile.
Risks Related to the Redemption
You must tender your shares of MUDS Class A common stock in order to validly seek redemption at the MUDS special meeting.
In connection with tendering your shares for redemption, you must elect either to physically tender your common stock certificates to MUDS’ transfer agent or to deliver your shares of common stock to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares of common stock, in each case, by two business days prior to the MUDS special meeting. The requirement for physical or electronic delivery by two business days prior to the MUDS special meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the business combination.
MUDS does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete a business combination with which a substantial majority of MUDS’ stockholders do not agree.
MUDS’ existing charter does not provide a specified maximum redemption threshold, except that MUDS will not redeem public shares in an amount that would cause MUDS’ net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). However, the Purchase Agreement provides that MUDS’ and Seller’s respective obligations to consummate the business combination are conditioned on (i) immediately prior to the consummation of the business combination, the amount in the trust account and the proceeds from the private investment and the Forward Purchase Contract and available under the Sprott Credit Agreement and the Sprott Royalty Agreement equaling or exceeding $210,000,000, and (ii) immediately after the consummation of the business combination and after payment in respect of all stockholder redemptions, the payoff amount and any payments due to the Excess Noteholders and the 1.5 Lien Noteholders in the exchange, if any, unrestricted and available cash equaling or exceeding $50,000,000. As a result, MUDS may be able to complete the business combination even though a substantial portion of public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to sponsor, directors or officers or their affiliates. As of the date of this joint proxy statement/prospectus, no agreements with respect to the private purchase of public shares by MUDS or the persons described above have been entered into with any such investor or holder. MUDS will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals (as described in this joint proxy statement/prospectus) at the MUDS special meeting.
In the event that the aggregate cash consideration that MUDS would be required to pay for all shares of MUDS Class A common stock that are validly submitted for redemption, plus any amount required to satisfy the foregoing cash condition pursuant to the terms of the Purchase Agreement, exceeds the aggregate amount of cash available to MUDS, MUDS may not complete the business combination or redeem any shares, all shares of MUDS Class A common stock submitted for redemption will be returned to the holders thereof and MUDS may instead search for an alternate business combination.
Based on the amount of approximately $71,848,371 in MUDS’ trust account as of April 17, 2020, and taking into account the anticipated gross proceeds of the private investment, the forward purchase, the contemplated incremental equity investment and the funds that will be available under the Sprott Credit Agreement and the Sprott Royalty Agreement, all shares of MUDS Class A common stock may be redeemed and still enable MUDS to have sufficient cash to satisfy the closing condition in the Purchase Agreement. We refer to this as the “maximum redemption scenario.”
If you or a “group”of stockholders of which you are a part are deemed to hold an aggregate of more than fifteen percent (15%) of the shares of Class A common stock issued in the IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the shares of Class A common stock issued in the IPO unless you first obtain MUDS’ prior consent.
A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of MUDS Class A common stock included in the units sold in the IPO unless such stockholder first obtains MUDS’ prior consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, MUDS will require each public stockholder seeking to exercise redemption rights to certify to MUDS whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to MUDS at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which MUDS makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over MUDS’ ability to consummate the business combination and you could suffer a material loss on your investment in MUDS if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if MUDS consummates the business combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the shares sold in the IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. MUDS cannot assure you that the value of such excess shares will appreciate over time following the business combination or that the market price of shares of HYMC Class A common stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge MUDS’ determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, MUDS’ stockholders’ ability to vote all of their shares (including such excess shares) for or against the business combination is not restricted by this limitation on redemption.
There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better future economic position.
MUDS can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the business combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the business combination, may cause an increase in MUDS share price, and may result in a lower value realized now than a stockholder of MUDS might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this joint proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
Stockholders of MUDS who wish to redeem their shares of MUDS Class A common stock for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this joint proxy statement/ prospectus, they will not be entitled to redeem their shares of MUDS Class A common stock for a pro rata portion of the funds held in the trust account.
Public stockholders who wish to redeem their shares of MUDS Class A common stock for a pro rata portion of the trust account must, among other things (i) submit a request in writing and (ii) tender their certificates to MUDS’ transfer agent or deliver their shares of MUDS Class A common stock to the transfer agent electronically through the DWAC system at least two business days prior to the MUDS special meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and MUDS’ transfer agent will need to act to facilitate this request. It is MUDS’ understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because MUDS does not have any control over this process or over the brokers, which MUDS refers to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares of MUDS Class A common stock may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares of MUDS Class A common stock.
Stockholders electing to redeem their shares of MUDS Class A common stock will receive their pro rata portion of the trust account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the business combination. Please see the section entitled “Special Meeting of MUDS Stockholders — Redemption Rights” of this joint proxy statement/prospectus for additional information on how to exercise your redemption rights.
If a stockholder fails to receive notice of MUDS’ offer to redeem public shares of MUDS Class A common stock in connection with the business combination, or fails to comply with the procedures for tendering its shares, such shares of MUDS Class A common stock may not be redeemed.
If, despite MUDS’ compliance with the proxy rules, a stockholder fails to receive MUDS proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of MUDS Class A common stock. In addition, the proxy materials that MUDS is furnishing to holders of public shares of MUDS Class A common stock in connection with the business combination describes the various procedures that must be complied with in order to validly redeem public shares of MUDS Class A common stock. In the event that a stockholder fails to comply with these procedures, its shares of MUDS Class A common stock may not be redeemed.
Seller’s Risks Relating to the Business Combination and Sale of the Hycroft Business
There can be no guarantees that the business combination will be completed and, if not completed, Seller may have to file for bankruptcy and liquidation.
The consummation of the business combination and the closing of the transactions contemplated by the Purchase Agreement are subject to the satisfaction or waiver of various conditions, including the approval of the business combination and the related transactions by Seller stockholders and the stockholders of MUDS and MUDS’ satisfaction of a minimum cash condition. Neither Seller nor MUDS can guarantee that the closing conditions set forth in the Purchase Agreement will be satisfied. If either Seller or MUDS is unable to satisfy the closing conditions, the parties will not be obligated to complete the business combination. If the purchase of the Hycroft business is not completed, the Seller Board, in discharging its fiduciary obligations to its stockholders, will evaluate other strategic alternatives that may be available, which alternatives may not be as favorable to its stockholders as the business combination with MUDS and may include a bankruptcy and the liquidation of Seller.
The failure to consummate the business combination by the prescribed deadline will likely result in the business combination being abandoned.
Either MUDS or Seller may terminate the Purchase Agreement without penalty if (i) Seller stockholders do not approve the Seller Business Combination Proposal, (ii) MUDS’ stockholders do not approve the Business Combination Proposal or (iii) if the Purchase Agreement is otherwise not completed by August 12, 2020. If the purchase of the Hycroft business is not completed, Seller Board, in discharging its fiduciary obligations to its stockholders, will evaluate other strategic alternatives that may be available, which alternatives may not be as favorable to its stockholders as the business combination with MUDS and may include a bankruptcy and the liquidation of Seller.
Seller’s executive officers and directors may have interests in the business combination other than, or in addition to, the interests of Seller stockholders generally in recommending that Seller stockholders vote in favor of approval of the Seller Business Combination Proposal described in this joint proxy statement/prospectus.
Members of Seller Board and Seller’s executive officers may have interests in the business combination that are different from, or are in addition to, the interests of Seller stockholders generally, including as discussed under “Certain Relationships and Related Transactions” below. Seller Board was aware of these interests and considered them, among other matters, in approving the Purchase Agreement, sale of the Hycroft business and the dissolution and liquidation of Seller.
Risks Relating to Seller’s Dissolution and Liquidation
Seller will no longer be an operating company following the closing of the business combination.
If the Seller Dissolution Proposal is approved by Seller stockholders and the business combination is consummated, Seller intends to cease to do business and intends not to engage in any business activities except for dealing with post-closing matters and for the purpose of implementing the plan of dissolution and effecting a complete liquidation of Seller, including distributing its assets to Seller’s stockholders, consisting primarily of shares of HYMC Class A common stock received in connection with the business combination, paying any debts and obligations, and doing other acts required to dissolve and wind up its business and affairs. Holders of Seller’s outstanding warrants will not receive any pro-rata distribution of Seller’s assets unless such holders duly and validly exercise such warrants prior to the consummation of the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants will be exercisable, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, to purchase shares of HYMC Class A common stock.
Holders of Seller warrants have no rights of Seller stockholders. Holders of Seller warrants that do not exercise their Seller warrants prior to effective time of the plan of dissolution will not participate in the distribution of purchase shares pursuant to the plan of dissolution. As of May 1, 2020, the exercise price of the Seller warrants was $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination.

Seller stockholders could be held liable for the corporate obligations of Seller, up to the amount actually distributed to Seller stockholders in connection with Seller’s dissolution.
Seller will continue to exist for three years after its dissolution, or for such longer period as the Delaware Court of Chancery may direct, for the purpose of continuing to close its business, dispose of its non-cash assets, resolve outstanding litigation, discharge its liabilities and distribute any remaining assets to Seller stockholders. Under the DGCL, if the amount Seller reserves to satisfy its obligations proves insufficient to satisfy all of its expenses and liabilities, a Seller stockholder who receives a liquidating distribution could be held liable for payment to Seller’s creditors of Seller stockholder’s pro rata share of amounts Seller owes to its creditors in excess of the reserves, up to but not exceeding the amount actually distributed to Seller stockholders in connection with Seller’s dissolution. This means that a Seller stockholder could be required to return all liquidating distributions made to such Seller stockholder and receive nothing from Seller in connection with Seller’s dissolution and liquidation. If a Seller stockholder has paid taxes on amounts previously received, a repayment of all or a portion of the amounts previously received could result in a Seller stockholder incurring a net tax cost if such stockholder’s repayment of an amount previously distributed does not cause a commensurate reduction in taxes payable. There is no guaranty that the reserves established by Seller to satisfy its obligations will be adequate to cover all of its obligations.
Seller Board may abandon implementation of the plan of dissolution even if Seller stockholders approve the Seller Dissolution Proposal.
As permitted by the DGCL, Seller Board has the right to abandon the plan of dissolution even after Seller stockholders have authorized Seller’s dissolution and liquidation. While Seller Board does not currently intend to do so unless Seller stockholders do not approve the Seller Business Combination Proposal, it will do so if it determines, based on intervening circumstances, that it is not in the best interest of Seller stockholders to continue with the Seller’s dissolution and complete liquidation. If the Seller Board decides to abandon the Seller’s dissolution and complete liquidation, it will also terminate the plan of dissolution.
Although the Seller Board will be responsible for overseeing the plan of dissolution, their authority could effectively be transferred to a liquidating trustee or some other party.
Under Delaware law, a company’s board of directors retains ultimate decision-making authority following a company’s dissolution, and therefore the Seller Board would initially be responsible for overseeing the plan of dissolution. However, pursuant to the plan of dissolution, a liquidating trust could be used to complete the dissolution, or, under Delaware law, any director, creditor, stockholder or other party showing good cause could seek court appointment of a trustee or receiver to complete the dissolution.
Interests of Seller stockholders in Seller after the dissolution date, and interests of Seller stockholders in any liquidating trust established pursuant to the plan of dissolution, may not be assignable or transferable.
Seller intends to discontinue recording transfers of shares of Seller common stock after the date of dissolution, and thereafter certificates representing shares of Seller common stock will not be assignable or transferable on its books except by will, intestate succession or operation of law. In addition, if Seller were to establish a liquidating trust, the interests of Seller stockholders in such liquidating trust would similarly not be assignable or transferable except by will, intestate succession or operation of law, which could adversely affect Seller stockholders’ ability to realize the value of such interests. Furthermore, given that Seller stockholders will be deemed to have received a liquidating distribution equal to their pro rata share of the value of the net assets distributed to any entity which is treated as a liquidating trust for tax purposes, the distribution of non-transferable interests would result in tax liability to Seller stockholders without their being readily able to realize the value of such interest to pay such taxes or otherwise.
Holders of Seller warrants will not receive consideration in connection with the consummation of the business combination.
Subject to the terms and conditions of the Purchase Agreement, each Seller warrant outstanding and unexercised immediately prior to the effective time of the business combination will be assumed by HYMC following the consummation of the business combination and, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, will be exercisable to purchase shares of HYMC

Class A common stock. Seller warrant holders are not entitled to receive shares of HYMC Class A common stock in connection with the business combination unless such holder exercises such Seller warrants pursuant to their terms prior to the consummation of the business combination.
On February 7, 2020, a purported class action complaint was filed by a purported holder of Seller warrants, in the Court of Chancery of the State of Delaware against Seller and MUDS. The complaint seeks a declaratory judgment that the transactions contemplated under the Purchase Agreement constitute a “Fundamental Change” under the terms of the Seller Warrant Agreement thereby require that the Seller warrants be assumed by MUDS as part of the transaction, in addition to asserting claims for (i) breach or anticipatory breach of contract against Seller, (ii) breach or anticipatory breach of the implied covenant of good faith and fair dealing against Seller, and (iii) tortious interference with contractual relations against MUDS. The complaint seeks unspecified money damages and also seeks an injunction enjoining Seller and MUDS from consummating the transactions. An adverse decision against Seller and MUDS could result in money damages and/or an injunction enjoining Seller and MUDS from consummating the transactions. On February 26, 2020, MUDS and Seller entered into an Amendment to the Purchase Agreement whereby the Seller’s liabilities and obligations under the Seller Warrant Agreement shall be included as Parent Assumed Liability under the Purchase Agreement. On March 27, 2020, MUDS and Seller filed motions to dismiss the complaint.
Seller stockholders may not be able to recognize a loss for U.S. federal income tax purposes until they receive a final distribution from us.
As a result of Seller’s dissolution and complete liquidation, for U.S. federal income tax purposes, Seller stockholders generally will recognize gain or loss, on a per share basis, equal to the difference between (i) the sum of the amount of cash and the fair market value (at the time of the distribution) of property, if any, distributed to them with respect to each share of Seller common stock and (ii) their adjusted tax basis in each share of Seller common stock. A liquidating distribution pursuant to the plan of dissolution may occur at various times and in more than one tax year. Any loss generally will be recognized by a Seller stockholder only in the tax year in which such Seller stockholder receives a final liquidating distribution, and then only if the aggregate value of all liquidating distributions with respect to a share of Seller common stock is less than the Seller stockholder’s adjusted tax basis for that share. Seller stockholders are urged to consult with their own tax advisors as to the specific tax consequences to them of Seller’s dissolution and complete liquidation and winding up pursuant to the plan of dissolution. Please see "Material Tax Considerations" beginning on page  145 of this joint proxy statement/prospectus.
The tax treatment of any liquidating distribution may vary from Seller stockholder to Seller stockholder, and the discussions in this joint proxy statement/prospectus regarding tax consequences are general in nature.
Each Seller stockholder should consult his, her or its own tax advisor for tax advice instead of relying on the discussions of tax consequences in this joint proxy statement/prospectus. Seller has not requested a ruling from the IRS, and will not seek an opinion of counsel, with respect to the sale of the Hycroft business or the distribution of HYMC Class A common stock. If any of the anticipated tax consequences described in this joint proxy statement/prospectus prove to be incorrect, the result could be increased taxation at the corporate and/or stockholder level, thus reducing the benefit to Seller stockholders from Seller’s distribution. Tax considerations applicable to particular stockholders may vary with and be contingent on such Seller stockholder’s individual circumstances.

SPECIAL MEETING OF MUDS STOCKHOLDERS
This joint proxy statement/prospectus is being provided to MUDS stockholders as part of a solicitation of proxies by the MUDS Board for use at the MUDS special meeting of stockholders to be held on May 29, 2020, and at any adjournment or postponement thereof. This joint proxy statement/prospectus contains important information regarding the MUDS special meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.
This joint proxy statement/prospectus is being first mailed on or about May 8, 2020 to all stockholders of record of MUDS as of April 17, 2020, the record date for the MUDS special meeting. Stockholders of record who owned shares of MUDS common stock at the close of business on the record date are entitled to receive notice of, attend and vote at the MUDS special meeting. On the record date, there were 12,109,287 shares of MUDS common stock outstanding.
Date, Time and Place of MUDS Special Meeting
The MUDS special meeting will be held at 9:00 a.m. Eastern Time on May 29, 2020 at the offices of Weil, Gotshal & Manges, 767 Fifth Avenue, New York NY 10153, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.
Voting Power; Record Date
As a stockholder of MUDS, you have a right to vote on the matters presented at the MUDS special meeting, which are summarized above and fully set forth in this joint proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the MUDS special meeting if you owned MUDS common stock at the close of business on April 17, 2020, which is the record date for the MUDS special meeting. You are entitled to one vote for each share of MUDS common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 12,109,287 shares of MUDS common stock outstanding, of which 6,909,287 are shares of MUDS Class A common stock and 5,200,000 are shares of MUDS Class B common stock held by the initial stockholders.
Proposals at the MUDS special meeting
At the MUDS special meeting, MUDS stockholders will vote on the following proposals:
1.
Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Purchase Agreement, the Exchange Agreement, the Second Lien Conversion Agreement and the business combination, which we refer to as the “Business Combination Proposal”;

The Charter Proposals — To consider and vote upon the following seven separate proposals to approve, assuming the Business Combination Proposal and the NASDAQ Proposal are approved and adopted:
2.
Proposal No. 2 — To consider and vote upon an amendment to MUDS’ existing charter to increase the total number of authorized shares of all classes of capital stock from 111,000,000 shares to 410,000,000, which would consist of (a) 400,000,000 shares of Class A common stock and (b) 10,000,000 shares of preferred stock;

3.
Proposal No. 3 — To consider and vote upon an amendment to MUDS’ existing charter to declassify the HYMC board of directors, so that each member of the HYMC board of directors will be elected at each annual meeting of stockholders, as opposed to MUDS having three classes of directors, with only one class of directors being elected in each year and each class serving a three-year term, and to make certain related changes;

4.
Proposal No. 4 — To consider and vote upon an amendment to MUDS’ existing charter to provide that certain transactions are not “corporate opportunities” and that the Exempted Persons are not subject to the doctrine of corporate opportunity in respect of MUDS;

5.
Proposal No. 5 — To consider and vote upon an amendment to MUDS’ existing charter to permit stockholder action by written consent;

6.
Proposal No. 6 — To consider and vote upon an amendment to MUDS’ existing charter to provide that HYMC will not be governed by Section 203 of the DGCL and to approve a provision in the proposed charter that is substantially similar to Section 203 of the DGCL, but excludes the Sponsor Holders from the definition of “interested stockholder,” and to make certain related changes. Upon consummation of the business combination, the Sponsor Holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203, as the MUDS Board approved the business combination in which the Sponsor Holders became interested stockholders prior to such time as they became interested stockholders;

7.
Proposal No. 7 — To consider and vote upon an amendment to MUDS’ existing charter to clarify that the exclusive forum provision adopting the Court of Chancery of the State of Delaware as the exclusive forum for certain stockholder litigation shall not apply to any action to enforce any liability or duty under the Securities Act or the Exchange Act for which there is exclusive federal or concurrent federal and state jurisdiction; and

8.
Proposal No. 8 — To consider and vote upon an amendment to MUDS’ existing charter to authorize all other proposed changes, including, among others, those (i) resulting from the business combination, including changing the post-business combination corporate name from “Mudrick Capital Acquisition Corporation” to “Hycroft Mining Holding Corporation” and removing certain provisions relating to MUDS’ prior status as a blank check company and MUDS Class B common stock that will no longer apply upon consummation of the business combination, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.

We refer to Proposals No. 2-8 collectively as the “Charter Proposals”;
9.
Proposal No. 9 — The Director Election Proposal — To consider and vote upon a proposal, assuming the Business Combination, the Charter Proposals and the NASDAQ Proposal are all approved and adopted to elect seven directors to serve on the HYMC board of directors until the next annual meeting of stockholders, or until their respective successors are duly elected and qualified, which we refer to as the “Director Election Proposal”;

10.
Proposal No. 10 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt, assuming the Business Combination, the Charter Proposals and the NASDAQ Proposal are all approved and adopted, the HYMC 2020 Performance and Incentive Pay Plan (the “Incentive Plan”) and the material terms thereunder, which we refer to as the “Incentive Plan Proposal”. A copy of the Incentive Plan is attached to the accompanying joint proxy statement/prospectus as Annex C; and

11.
Proposal No. 11 — The NASDAQ Proposal — To consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposals are approved and adopted, for purposes of complying with applicable provisions of NASDAQ Listing Rule 5635, the issuance of more than 20% of MUDS’ issued and outstanding common stock in connection with the business combination, the private investment, an incremental equity investment, the forward purchase, the underwriting commission issuance and the lender issuance, and the related change in control, which we refer to as the “NASDAQ Proposal.”

THE MUDS BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THESE PROPOSALS.
Vote of MUDS’ Sponsor, Directors and Officers
In connection with the IPO, the initial stockholders agreed to vote their founder shares and any public shares purchased during or after the IPO in favor of the business combination. Currently, the initial stockholders own approximately 42.9% of MUDS’ issued and outstanding common stock, including all of the outstanding founder shares. These agreements apply to the initial stockholders, including the sponsor, as it relates to the outstanding founder shares and the requirement to vote all of the outstanding founder shares in favor of the Business Combination Proposal and for all other proposals presented to MUDS stockholders in this joint proxy statement/prospectus.
The initial stockholders, other current directors and officers have waived any redemption rights, including with respect to any shares of MUDS Class A common stock purchased in the IPO or in the aftermarket, in connection with the business combination.
Quorum and Required Vote for Proposals for the MUDS Special Meeting
A quorum of MUDS’ stockholders is necessary to hold a valid meeting. A quorum will be present at the MUDS special meeting if holders of a majority in voting power of MUDS common stock issued and outstanding and entitled to vote at the MUDS special meeting is present in person or represented by proxy. Abstentions will count as present for the purposes of establishing a quorum at the MUDS special meeting. Broker non-votes will not be counted for purposes of determining the existence of a quorum.
The approval of each of the Business Combination Proposal, the Incentive Plan Proposal and the NASDAQ Proposal requires the affirmative vote of a majority of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon. If a valid quorum is established, a stockholder’s failure to vote by proxy or in person at the MUDS special meeting will have no effect on the outcome of any vote on any of the foregoing proposals. Abstentions will be counted in connection with determination of whether a valid quorum is established, but will have no effect on the vote with respect to such proposals. Broker non-votes will also have no effect on the vote with respect to such proposals. The initial stockholders have agreed to vote their founder shares and any public shares they may hold in favor of the business combination. Currently, the initial stockholders own approximately 42.9% of MUDS’ issued and outstanding common stock, including all of the outstanding founder shares.
The approval of the Charter Proposals requires the affirmative vote of the holders of a majority of MUDS’ outstanding shares of common stock entitled to vote thereon at the MUDS special meeting. Accordingly, if a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or in person at the MUDS special meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposals, each will have the same effect as a vote “AGAINST” such Charter Proposals.
Directors are elected by a plurality of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon. This means that the seven director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Assuming a valid quorum is established, abstentions, broker non-votes and failure to vote by proxy or in person will have no effect on the election of directors.
The transactions contemplated by the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement will be consummated only if the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are approved at the MUDS special meeting. Each of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are cross-conditioned on the approval of each other. The Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal. It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposals or the NASDAQ Proposal do not receive the requisite vote for approval, we will not consummate the business combination.
Recommendation to MUDS’ Stockholders
The MUDS Board believes that each of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Incentive Plan Proposal and the NASDAQ Proposal to be presented at the

MUDS special meeting is in the best interests of MUDS and MUDS stockholders and recommends that its stockholders vote “FOR” each of the proposals.
When you consider the recommendation of the MUDS Board in favor of approval of the Business Combination Proposal, you should keep in mind that the sponsor and certain members of the MUDS Board and officers have interests in the business combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the MUDS special meeting, including the Business Combination Proposal. These interests include, among other things:
•
the fact that various funds managed by and affiliated with Mudrick Capital, an affiliate of sponsor of which Jason Mudrick, Chief Executive Officer and a director of MUDS, is the President and David Kirsch, a director and Vice President of MUDS, is Managing Director, may be deemed to beneficially own: 648,950 shares of Seller common stock (prior to the conversion), in connection with which such funds will receive shares of HYMC Class A common stock in connection with the issuance to Seller and distribution to Seller’s stockholders in the business combination; and, as of April 24, 2020, an aggregate of $41.8 million in principal amount of First Lien Notes, which will be repaid and are included in the payoff amount; an aggregate of $57.3 million in principal amount of 1.5 Lien Notes, including accrued interest, which will be subject to the Exchange Agreement and will be repaid or exchanged for shares of HYMC Class A common stock in the exchange; an aggregate of $84.7 million in principal amount of Second Lien Notes, including accrued interest, which are subject to the Second Lien Conversion Agreement and, following the conversion, will receive shares of HYMC Class A common stock in connection with the issuance to Seller and distribution to Seller’s stockholders in the business combination; and an aggregate of $46.5 million in principal amount of 1.25 Lien Notes, including accrued interest, which will be subject to the 1.25 Lien Exchange Agreement pursuant to which the 1.25 Lien Notes will be exchanged for New Subordinated Notes, up to $80,000,000 in aggregate principal amount of which will be assumed on a pro rata basis by HYMC in the business combination as part of the debt and warrant assumption, and Excess Notes, if any, which will be repaid or exchanged for shares of HYMC Class A common stock in the exchange;

•
the fact that the Initial Subscribers, including certain investment funds managed by and affiliated with Mudrick Capital, entered into Subscription/Backstop Agreements for the purchase of 6,500,000 shares of HYMC Class A common stock at a purchase price of $10.00 per share, and the issuance to such investors of 3,250,000 PIPE warrants, for an aggregate purchase price of up to $65,000,000, subject to reduction, a pro rata portion of which shares and warrants will be issued to each Initial Subscriber, including the investment funds affiliated with Mudrick Capital;

•
the fact that David Kirsch is a director of Seller. Mr. Kirsch was the primary representative of MUDS in respect of negotiating the business combination and asked to be recused as a director from all Seller Board meetings related to consideration of the business combination. Throughout the period from May 2018 through January 2020, Mr. Kirsch did not participate as a director in meetings of the Seller Board related to consideration of a transaction with MUDS or alternative transactions unless specifically requested to do so after acknowledgment and disclosure of his potential conflicts of interest.

•
the fact that, in connection with the private investment, negotiations on behalf of the Initial Subscribers were led by Mr. Jonathan Segal, a member of the Seller Board acting on behalf of Highbridge, and Mr. Jacob Mercer, a member of the Seller Board acting on behalf of Whitebox, and Mr. Mudrick, on behalf of the funds managed by Mudrick Capital, agreed that Mudrick Capital would participate on a pro rata basis with the other investors on the terms to which the other Initial Subscribers agreed;

•
the fact that the initial stockholders have agreed not to redeem any of the outstanding founder shares in connection with a stockholder vote to approve a proposed initial business combination;

•
the fact that sponsor paid an aggregate of $25,000 for the outstanding founder shares for approximately $0.004 per share which, if valued based on the closing price of $10.12 per share on the NASDAQ Capital Market on May 5, 2020 would be valued at approximately $52,624,000 (after giving effect to the conversion of such shares into shares of Class A common stock);

•
the fact that the initial stockholders have agreed to waive their rights to conversion price adjustments with respect to any MUDS common stock they may hold in connection with the consummation of the business combination;

•
the fact that the initial stockholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares;

•
the fact that sponsor paid an aggregate of $6,700,000 for 6,700,000 private placement warrants, which, if valued based on the closing price of $0.5799 per warrant on the NASDAQ Capital Market on May 5, 2020 would be valued at approximately $3,885,330 but may expire worthless if MUDS fails to complete a business combination;

•
the continued right of sponsor to hold HYMC Class A stock and shares of HYMC Class A stock to be issued to sponsor upon exercise of its private placement warrants following the business combination, subject to certain lock-up periods;

•
the fact that if MUDS consummates the business combination, any amounts outstanding under any loan made by sponsor to MUDS, including the unsecured promissory note in an amount up to $1,500,000 issued to sponsor on January 2, 2020, will be repayable in cash, and if MUDS fails to complete a business combination there may be insufficient assets outside the trust account to satisfy such loan;

•
the fact that if MUDS consummates the business combination, sponsor will (a) surrender to MUDS the Surrender Shares for no consideration and (b) convert any remaining shares of MUDS Class B common stock into HYMC Class A common stock;

•
the fact that in connection with the consummation of the business combination, sponsor will purchase in a private placement for gross proceeds of $25,000,000, 2,500,000 units having substantially the same terms as the public units and 625,000 shares of MUDS Class A common stock;

•
the continued indemnification of MUDS’ existing directors and officers and the continuation of MUDS’ directors’ and officers’ liability insurance after the business combination;

•
the fact that the sponsor, officers and directors are not permitted to participate in the formation of, or become a director or officer of, any other blank check company until MUDS has (i) entered into a definitive agreement regarding an initial business combination or (ii) failed to complete an initial business combination by August 12, 2020;

•
the fact that sponsor and MUDS’ officers and directors will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated;

•
the fact that, as described in Proposal No. 6, the existing charter will be amended to exclude the investment funds affiliated with sponsor and the Initial Subscribers, including Mudrick Capital, and their respective successors and affiliates as “interested parties” from the list of prohibited business combinations not in compliance with Section 203 of the DGCL;

•
the fact that, as the closing of the business combination, HYMC will enter into the Amended and Restated Registration Rights Agreement with the restricted stockholders, which provides for registration rights to the restricted stockholders and their permitted transferees;

•
the anticipated election of Mr. Kirsch as a director of HYMC; and

•
if the trust account is liquidated, including in the event MUDS is unable to complete an initial business combination within the required time period, sponsor has agreed to indemnify MUDS to ensure that proceeds in the trust account are not reduced below $10.10 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which MUDS has entered into an acquisition agreement or claims of any third party for services rendered or products sold to MUDS, but only if such third party or target business has not executed a waiver of any and all rights to seek access to the trust account.

Abstentions and Broker Non-Votes
Abstentions are considered present for purposes of establishing a quorum. Abstentions will have the same effect as a vote “AGAINST” the Charter Proposals, but will have no effect on the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal or the NASDAQ Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. The Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Incentive Plan Proposal and the NASDAQ Proposal are considered non-routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any of the foregoing proposals to be voted on at the MUDS special meeting without your instruction.
Voting Your Shares — Stockholders of Record
If you are a MUDS stockholder of record, you may vote by mail or in person at the MUDS special meeting. Each share of MUDS common stock that you own in your name entitles you to one vote on each of the proposals for the MUDS special meeting. Your one or more proxy cards show the number of shares of MUDS common stock that you own.
Voting by Mail or Facsimile.   You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope to Continental Stock Transfer & Trust Company, Attn: Proxy Group at 1 State Street, New York, NY 10004 or by facsimile to Continental Stock Transfer & Trust Company by sending the completed, signed and dated proxy card to (212) 509-5152. By signing the proxy card and returning it in the enclosed prepaid envelope to the foregoing address, you are authorizing the individuals named on the proxy card to vote your shares at the MUDS special meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the MUDS special meeting so that your shares will be voted if you are unable to attend the MUDS special meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the MUDS special meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your common shares will be voted as recommended by the MUDS Board. The MUDS Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Director Election Proposal, “FOR” the Incentive Plan Proposal and “FOR” the NASDAQ Proposal. Votes submitted by mail must be received by 5:00 p.m. Eastern Time on May 28, 2020.
Voting in Person at the Meeting.   If you attend the MUDS special meeting and plan to vote in person, we will provide you with a ballot at the MUDS special meeting. If your shares of MUDS common stock are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the MUDS special meeting. If you hold your shares of MUDS common stock in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares of MUDS common stock you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the MUDS special meeting and vote in person, you will need to bring to the MUDS special meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your share of MUDS common stock.
Voting Your Shares — Beneficial Owners
If your shares of MUDS common stock are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares of MUDS common stock held in “street name” and this joint proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the MUDS special meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares of MUDS common stock in your account by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. As a beneficial owner, if you wish to vote at the MUDS special meeting, you will need to bring to the MUDS special meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares of MUDS common stock. Please see “Attending the MUDS Special Meeting” below for more details.

Attending the MUDS Special Meeting
Only MUDS stockholders on the record date or their legal proxy holders may attend the MUDS special meeting. To be admitted to the MUDS special meeting, you will need a form of photo identification and valid proof of ownership of common stock or a valid legal proxy. If you have a legal proxy from a stockholder of record, you must bring a form of photo identification and the legal proxy to the MUDS special meeting. If you have a legal proxy from a “street name” stockholder, you must bring a form of photo identification, a legal proxy from the record holder (that is, the bank, broker or other holder of record) to the “street name” stockholder that is assignable, and the legal proxy from the “street name” stockholder to you. Stockholders may appoint only one proxy holder to attend on their behalf.
Revoking Your Proxy
If you give a proxy, you may revoke it at any time before the MUDS special meeting or at the MUDS special meeting by doing any one of the following:
•
you may send a later-dated, signed proxy card to Continental Stock Transfer & Trust Company, Attn: Proxy Group at 1 State Street, New York, NY 10004 or by facsimile to Continental Stock Transfer & Trust Company at (212) 509-5152;

•
you may send a notice of revocation in writing to Continental Stock Transfer & Trust Company, Attn: Proxy Group at 1 State Street, New York, NY 10004 or by facsimile to Continental Stock Transfer & Trust Company at (212) 509-5152, before the MUDS special meeting that have revoked your proxy; or

•
you may attend the MUDS special meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters
The MUDS special meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Incentive Plan Proposal and the NASDAQ Proposal. Other than procedural matters incident to the conduct of the MUDS special meeting no other matters may be considered at the MUDS special meeting if they are not included in this joint proxy statement/prospectus, which serves as the notice of the MUDS special meeting.
Who Can Answer Your Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your MUDS common stock, you may call MUDS’ proxy solicitor, Advantage Proxy, Inc., at (877) 870-8565 (toll free) or banks and brokers can call collect at (206) 870-8565 or by email to ksmith@advantageproxy.com.
Redemption Rights
Pursuant to MUDS’ existing charter, a holder of MUDS public shares may request that MUDS redeem all or a portion of such stockholder’s public shares for cash if the business combination is consummated. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, MUDS will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the business combination, including interest not previously released to MUDS to pay its franchise and income taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of April 17, 2020, this would have amounted to approximately $10.40 per MUDS public share.
In order to exercise your redemption rights, you must:
•
if you hold public units, separate the underlying MUDS public shares and MUDS public warrants;

•
prior to 5:00 p.m. Eastern Time on May 27, 2020 (two business days before the MUDS special meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to the transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attn: Mark Zimkind
Email: mzimkind@continentalstock.com
and
•
deliver your MUDS public shares either physically or electronically through DTC’s DWAC system to the transfer agent at least two business days before the MUDS special meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is MUDS’ understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, MUDS does not have any control over this process and it may take longer than two weeks. Stockholders who hold their MUDS shares in street name will have to coordinate with their bank, broker or other nominee to have the MUDS shares certificated or delivered electronically. If you do not submit a written request and deliver your MUDS public shares as described above, your MUDS shares will not be redeemed.

Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to either tender their certificates to the transfer agent prior to the date set forth in these proxy materials or deliver their shares to the transfer agent electronically using Depository Trust Company’s (“DTC”) Deposit/Withdrawal At Custodian (“DWAC”) system, at such stockholder’s option. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken on the business combination. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares (physically or electronically). The requirement for physical or electronic delivery prior to the MUDS special meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the business combination is approved.
Holders of outstanding public units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.
If you hold public units registered in your own name, you must deliver the certificate for such public units to the transfer agent, with written instructions to separate such public units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the public units.
If a broker, dealer, commercial bank, trust company or other nominee holds your public units, you must instruct such nominee to separate your public units. Your nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of public units to be split and the nominee holding such public units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the public units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.
Each redemption of shares of MUDS Class A common stock by public stockholders will reduce the amount in the trust account, which held marketable securities with a fair value of approximately $71,848,371 as of April 17, 2020. The Purchase Agreement provides that MUDS’ and Seller’s respective obligations to consummate the business combination are conditioned on (i) immediately prior to the consummation of the business combination, the amount in the trust account and the proceeds from the private investment and the Forward Purchase Contract and available under the Sprott Credit Agreement and the Sprott Royalty Agreement equaling or exceeding $210,000,000, and (ii) immediately after the consummation of the business combination and after payment in respect of all stockholder redemptions, the payoff amount and any payments due to the Excess Noteholders and the 1.5 Lien Noteholders in the exchange, if any, unrestricted and available cash equaling or exceeding $50,000,000. This condition to the respective obligations of the parties is for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of MUDS public shares by public stockholders, this condition is not met (or waived), then MUDS or Seller may elect not to consummate the business combination. In addition, in no event will MUDS redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001. Holders of public warrants do not have redemption rights in connection with the business combination.
Prior to exercising redemption rights, stockholders should verify the market price of MUDS Class A common stock as they may receive higher proceeds from the sale of their MUDS Class A common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. MUDS cannot assure you that you will be able to sell your MUDS Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in MUDS Class A common stock when you wish to sell your shares.
If you exercise your redemption rights, the shares of MUDS Class A common stock will cease to be outstanding immediately prior to the business combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the trust account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of MUDS, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.
If the business combination is not approved and MUDS does not consummate an initial business combination by August 12, 2020, MUDS will be required to dissolve and liquidate the trust account by returning the then remaining funds in such account to the public stockholders and MUDS warrants will expire worthless.
Appraisal Rights
Appraisal rights are not available to holders of MUDS common stock in connection with the business combination.
Proxy Solicitation Costs
MUDS is soliciting proxies on behalf of the MUDS Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. MUDS has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies for the MUDS special meeting. MUDS and its directors, officers and employees may also solicit proxies in person. MUDS will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.
MUDS will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. MUDS will pay Advantage Proxy, Inc. a fee of $7,500, plus costs and expenses, which fee also includes Advantage Proxy, Inc. acting as the inspector of elections at the MUDS special meeting. MUDS will reimburse Advantage Proxy, Inc. for reasonable out-of-pocket expenses and will indemnify Advantage Proxy, Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. MUDS will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of MUDS common stock for their expenses in forwarding soliciting materials to beneficial owners of the MUDS common stock and in obtaining voting instructions from those beneficial owners. MUDS’ directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

THE BUSINESS COMBINATION
General
On January 13, 2020, MUDS and Acquisition Sub entered into the Purchase Agreement with Seller, pursuant to which, among other things and subject to the terms and conditions contained in the Purchase Agreement, Acquisition Sub will acquire the Hycroft business from Seller. For more information about the transactions contemplated in the Purchase Agreement, please see the section entitled “The Purchase Agreement and Related Agreements” of this joint proxy statement/prospectus. A copy of the Purchase Agreement is attached to this joint proxy statement/prospectus as Annex A.
Structure of the Business Combination
In connection with the consummation of the business combination, the parties will undertake the following transactions:
•
The 1.25 Lien Notes will be exchanged for the New Subordinated Notes of Seller and $80,000,000 in aggregate principal amount of such New Subordinated Notes (the “Assumed New Subordinated Notes”) will be assumed by HYMC on a pro rata basis.

•
Seller and the Second Lien Noteholders will consummate the conversion of the Second Lien Notes into shares of Seller common stock.

•
Acquisition Sub and the holders of the New Subordinated Notes in excess of the Assumed New Subordinated Notes (the “Excess Notes”), if any, and the 1.5 Lien Notes will consummate the exchange.

•
MUDS and the Initial Subscribers and/or Third-Party Private Investors, if applicable, will consummate the private investment.

•
MUDS and sponsor will consummate the forward purchase.

•
Sponsor will surrender a number of founder shares to MUDS.

•
MUDS and Seller will cause the repayment and satisfaction in full of all outstanding obligations of Seller under certain existing third party indebtedness.

•
MUDS will assume the obligations under the Sprott Credit Agreement and, immediately following the consummation of the business combination, HYMC and a wholly-owned subsidiary thereof will enter into the Sprott Royalty Agreement.

•
MUDS will issue to Seller the number of shares of HYMC Class A common stock payable in connection with the consummation of the business combination (the “purchase shares”) and deliver the 1.5 Lien Notes and Excess Notes to Seller.

•
Seller will adopt the plan of dissolution and distribute the purchase shares pro rata to its stockholders following receipt of such shares in the business combination pursuant to Seller’s plan of dissolution and cancel the 1.5 Lien Notes and the Excess Notes.

•
MUDS will make any payments required to be made in connection with giving effect to redemptions of public shares.

•
MUDS will satisfy its obligation to Cantor in respect of the deferred underwriting commission (as modified by the UA Amendment), including the underwriting commission issuance.

As a result of the foregoing transactions, upon the consummation of the business combination, MUDS (which will then be known as HYMC) will own the Hycroft business.
Consideration to Seller Stockholders in the Business Combination
Holders of Seller Common Stock
As a result of the business combination and the subsequent dissolution of Seller and distribution of Seller’s shares of HYMC Class A common stock received in connection with the business combination,

each holder of issued and outstanding shares of Seller common stock, including shares of Seller common stock received by the Second Lien Noteholders upon the conversion of the Second Lien Notes, will receive a pro rata share of the shares of HYMC Class A common stock issued to Seller in connection with the business combination, which shall equal (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount, in the aggregate, divided by (2) $10.00.
Holders of Seller Equity Awards
As a condition to the business combination and as provided in the Incentive Plan Proposal, HYMC will adopt and approve the Incentive Plan and will issue to each holder of Seller equity awards in connection with the business combination replacement equity incentive awards in the form of an equivalent value of restricted stock units convertible into shares of HYMC Class A common stock and upon substantially identical terms and vesting conditions.
Holders of Seller Warrants
Subject to the terms and conditions of the Purchase Agreement, each warrant of Seller outstanding and unexercised immediately prior to the effective time will be assumed by HYMC following the consummation of the business combination and, subject to an equitable adjustment, will be exercisable to purchase shares of HYMC Class A common stock. Seller warrant holders are not entitled to receive shares of HYMC Class A common stock in connection with the business combination unless such holder exercises such warrants pursuant to their terms prior to the consummation of the business combination, in which case such holder would be entitled to his, her or its pro-rata share of HYMC Class A common stock to be distributed to Seller stockholders pursuant to the plan of dissolution. Pursuant to the Seller Warrant Agreement to be assumed by HYMC under the Purchase Agreement in connection with the consummation of the business combination, because the HYMC common stock into which the Seller warrants will be exercisable following the closing will be listed for trading on a national securities exchange, HYMC will use commercially reasonable efforts to list the Seller warrants for trading on such national securities exchange (subject to applicable listing requirements).
Holders of Seller warrants that wish to participate in the distribution of purchase shares pursuant to the plan of dissolution must exercise their Seller warrants at a price (as of May 1, 2020) of  $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination, prior to the consummation of the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants will be exercisable, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, to purchase shares of HYMC Class A common stock, respectively. Seller currently anticipates filing such certificate of dissolution promptly following the consummation of the business combination.
Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each of the parties to the Purchase Agreement to effect the business combination are subject to the satisfaction of each of the following conditions:
•
The affirmative vote (in person or by proxy) of (A) the holders of a majority of the issued and outstanding shares of MUDS common stock entitled to vote and actually cast in favor of (i) the Purchase Agreement and the transactions contemplated by the Purchase Agreement, the 1.25 Lien Exchange Agreement and the Exchange Agreement (including the acquisition by MUDS and Acquisition Sub of the Hycroft business from Seller), (ii) the issuance of a number of shares of HYMC Class A common stock that equals or exceed twenty percent (20%) of the voting power or total number of shares of HYMC Class A common stock outstanding, in either case, prior to such issuance and (iii) the adoption and approval of a new equity incentive plan in a form and substance reasonably acceptable to MUDS and Seller (the “Incentive Plan”), and which Incentive Plan will provide for awards for a number of shares of HYMC Class A common stock equal to five percent (5%) of the aggregate number of shares of HYMC Class A Common Stock issued and outstanding immediately after the closing (giving effect to the MUDS stockholder redemptions), (B) the holders of a majority of the issued and outstanding shares of MUDS common stock entitled to vote thereon in favor of (i) an increase in the number of authorized shares of HYMC Class A Common Stock and (ii) amendments to MUDS’ organizational documents to be effective from and after the closing as set forth in the Form of HYMC Certificate of Incorporation attached to the Purchase Agreement as Exhibit B, (C) the holders of a plurality of the issued and outstanding shares of MUDS common stock entitled to vote and actually cast thereon in favor of the election of the members of the board of directors of HYMC in accordance with Section 5.1(j) of the Purchase Agreement, and (D) the holders of such number of the issued and outstanding shares of MUDS common stock as required by applicable law or the applicable organizational documents, in favor of such other matters as mutually agreed upon between Seller and MUDS (such matters, collectively, the “MUDS Stockholder Matters,” and the approval standards set forth in clauses (A) through (D) and applicable to each of the MUDS Stockholder Matters, the “Requisite MUDS Stockholder Approval”;
•
The affirmative vote (in person or by proxy) of the holders of a majority of the issued and outstanding Seller common stock entitled to vote thereon in favor of the approval of the Purchase Agreement, the acquisition by MUDS and Acquisition Sub of the Hycroft business from Seller (in accordance with Section 271 of the DGCL) and the other transactions contemplated by the Purchase Agreement (the “Seller Stockholder Matter” and, the approval standard applicable thereto, the “Requisite Seller Stockholder Approval”);

•
MUDS shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

•
The applicable waiting period under the HSR Act shall have expired or been terminated or such approval shall have otherwise been obtained and no order prohibiting the business combination shall be in effect;

•
The shares of HYMC Class A common stock shall be listed on NASDAQ upon closing, subject to any compliance extension or ability to remedy non-compliance, in each case as permitted by the NASDAQ continued listing rules;

•
The Registration Statement, of which this joint proxy statement/prospectus forms a part, shall have been declared effective by the SEC, and no order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•
The private investment shall have been consummated;

•
The exchange shall have been consummated;

•
The transactions contemplated by the 1.25 Lien Exchange Agreement shall have been consummated;

•
The conversion shall have been consummated;

•
The surrender shall have been consummated;

•
MUDS and the Seller subsidiaries shall have at least $210,000,000 in available cash, after taking into account the anticipated payments required to satisfy the redemptions, the net proceeds from the consummation of private investment and the Forward Purchase Contract and the net proceeds immediately available to Seller and/or MUDS pursuant to the Sprott Credit Agreement and the Sprott Royalty Agreement; and

•
MUDS and the Seller subsidiaries shall have at least $50,000,000 in unrestricted and available cash, after making all of the payments to satisfy the redemptions, the payoff amounts and the cash payments, if any, to the holders of the Excess Notes and to the holders of the 1.5 Lien Notes.

Conditions to MUDS’ Obligations
The obligations of MUDS and Acquisition Sub to effect the business combination are subject to the satisfaction at or prior to the closing date of certain conditions (any of which may be waived in writing exclusively by MUDS), including, among others:
(i)
Seller must have performed and complied in all material respects with all obligations required to be performed or complied with by Seller under the Purchase Agreement at or prior to the closing date;

(ii)
the payoff letters with respect to certain indebtedness of Seller must have been delivered to Acquisition Sub and shall remain in full force and effect;

(iii)
each of Allied VGH Inc., Allied Nevada Delaware Holdings Inc., Hycroft Resources & Development, Inc., and Victory Exploration Inc. shall have converted to a Delaware limited liability company; and

(iv) no Seller Material Adverse Effect shall have occurred.
Conditions to Seller’s Obligations
The obligations of Seller to effect the business combination are subject to the satisfaction at or prior to the closing date of certain conditions (any of which may be waived in writing exclusively by Seller), including, among others:
(i)
MUDS and Acquisition Sub must have performed and complied in all material respects with all obligations required to be performed or complied with by them under the Purchase Agreement at or prior to the closing date;

(ii)
sponsor shall have consummated the forward purchase; and

(iii)
MUDS shall have made all appropriate arrangements to have the trust account disbursed in accordance with the Purchase Agreement upon the consummation of the business combination; and

(iv) no MUDS Material Adverse Effect shall have occurred.
Related Agreements
For a discussion regarding certain additional agreements to be entered into in connection with the Purchase Agreement, including the Exchange Agreement and the Second Lien Conversion Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements” beginning on page 159 of this joint proxy statement/prospectus.
Background of the Business Combination
MUDS is a blank check company incorporated under the laws of the State of Delaware on August 28, 2017 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with the intention of focusing its search for a target business on companies that have recently emerged from bankruptcy court protection. The business combination is the result of a search for a potential transaction utilizing the investing and operating experience of MUDS’ management team and the MUDS Board. The terms of the business combination are the result of negotiations between MUDS’ management team, representatives of sponsor, management of Seller, representatives of Seller, representatives from BMO Capital Markets Corp. (“BMOCM”), financial advisor to Seller, representatives of certain investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine, representatives from Weil, Gotshal & Manges LLP, legal counsel to MUDS (“Weil”) and representatives from Neal, Gerber & Eisenberg LLP, legal counsel to Seller (“NGE”).
The following is a description of the background of these negotiations, the business combination and related transactions.

Prior to the consummation of the IPO, sponsor and Cantor agreed to purchase an aggregate of 7,500,000 private placement warrants (or 8,400,000 private placement warrants if the over-allotment option were to be exercised in full) at a price of  $1.00 per private placement warrant (6,500,000 private placement warrants by sponsor and 1,000,000 private placement warrants by Cantor, in each case subject to adjustment if the over-allotment option were to be exercised in full), each exercisable to purchase one share of MUDS Class A common stock at a price of  $11.50 per share, in a private placement that would close simultaneously with the closing of the IPO.
On September 25, 2017, sponsor purchased 5,750,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.004 per share, prior to which time, MUDS had no assets, tangible or intangible. The per share purchase price of the founder shares was determined by dividing the amount of cash contributed to MUDS by the aggregate number of founder shares issued. The number of founder shares issued was determined based on the expectation that the founder shares would represent 20% of MUDS’ total outstanding common stock after the IPO. Up to 750,000 founder shares were subject to forfeiture by such initial stockholders depending on the extent to which the underwriters’ over-allotment option would be exercised, such that the initial stockholders would maintain ownership of 20% of MUDS’ outstanding common stock after the IPO.
On February 12, 2018, MUDS consummated its IPO of 20,000,000 public units, and on February 28, 2018, in connection with the partial exercise of the underwriters’ 3,000,000 public unit over-allotment option, MUDS consummated the sale of 800,000 public units, each at a price of $10.00 per public unit generating gross proceeds of $208,000,000 from the IPO and partial exercise of the over-allotment option. Each public unit consists of one share of MUDS Class A common stock and one public warrant. As a result of the underwriters’ partial exercise of the over-allotment option, sponsor forfeited 550,000 shares of MUDS Class B common stock. Simultaneously with the closing of the IPO and the sale of the public units, MUDS completed the private sale of an aggregate of 7,740,000 private placement warrants, of which 6,700,000 were sold to sponsor and 1,040,000 were sold to Cantor, at a purchase price of $1.00 per private placement warrant, generating gross proceeds to MUDS of $7,740,000. A total of $210,080,000 of the net proceeds from the IPO, or $10.10 per unit (including as a result of the underwriters’ partial exercise of the over-allotment option) was placed into the trust account established for the benefit of MUDS’ public stockholders. These proceeds included $7,280,000 in deferred underwriting commissions.
In connection with the consummation of the IPO, sponsor committed, pursuant to a Forward Purchase Contract with MUDS, to purchase, in a private placement for gross proceeds of $25,000,000 to occur concurrently with the consummation of the business combination, 2,500,000 of MUDS’ units on substantially the same terms as the sale of public units in the IPO at $10.00 per public unit, and 625,000 shares of MUDS Class A common stock. The funds from the forward purchase will be used as part of the consideration in connection with the business combination; any excess funds from this private placement, if any, will be used for working capital in the post-business combination company.
Following the IPO, MUDS commenced a search for prospective businesses and assets to acquire.
MUDS evaluated more than 195 potential acquisition targets, with annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) ranging from $0 to over $500 million. MUDS sent written proposals to six potential targets (other than Seller), five of which were recently restructured companies. MUDS signed a non-disclosure agreement with one potential target (other than Seller), Target A, in July 2019. None of the potential targets (other than Target A) provided formal counterproposals to MUDS, nor did any contact with the management or boards of directors with such potential targets extend beyond preliminary discussions.
Since its emergence from federal bankruptcy proceedings in October 2015, as part of its ongoing strategic planning, the Seller Board has continually reviewed and examined financing and liquidity events. In the absence of revenues, as the Hycroft Mine was in a care and maintenance mode as Seller’s management investigated and explored processes by which the Hycroft Mine could be operated on a profitable basis and transition and sulfide ores could be mined using a heap leach process, Seller sought funding that would allow it to continue to operate. Funding for ongoing operations was provided by Mudrick Capital, Highbridge, Whitebox, Aristeia and Wolverine (collectively, the “Fund Lenders”), in the form of multiple tranches of 1.5 Lien Notes and 1.25 Lien Notes, commencing in May 2016 and continuing through the date hereof.

The strategic alternatives examined by the Seller Board included a financing process to explore strategic alternatives to recapitalize and fund Seller’s operations led by a major investment bank that commenced in December 2015 and was halted in July 2017 a nd a Seller initial public offering (“Seller IPO”) process that began in April 2018.
As part of the Seller IPO process, at a meeting of the Seller Board on April 17, 2018 in Denver, Colorado, Mr. David Kirsch (“Mr. Kirsch”), a member of the Seller Board since October 2015, after reminding the Seller Board of his relationship with MUDS, including his positions as Vice President and a director of MUDS and Managing Director of Mudrick Capital, an affiliate of sponsor, introduced the possibility of a transaction between Seller and MUDS and discussed with the Seller Board various strategic considerations of a potential transaction with MUDS as compared to a Seller IPO. The Seller Board followed up with a meeting on May 8, 2018 in Toronto, Canada, at which investment bankers were interviewed regarding engagement to lead an underwritten Seller IPO and other financing alternatives.
On May 14, 2018, the MUDS Board held a meeting by teleconference, during which Mr. Jason Mudrick (“Mr. Mudrick”), MUDS’ Chief Executive Officer and member of the MUDS Board, gave a presentation regarding various possible acquisition targets for MUDS’ initial business combination, as well as the scope of MUDS’ search for potential acquisition targets undertaken at such time. Mr. Mudrick advised the MUDS Board that all discussions were in the early stages.
On May 17, 2018, MUDS engaged Weil as its outside legal counsel in connection with a potential business combination.
From May through September 2018, MUDS approached and had discussions with a number of additional potential targets, including Seller.
Mr. Mudrick and Mr. Kirsch, were familiar with the operations and history of Seller, as funds managed by Mudrick Capital, an affiliate of sponsor of which Mr. Mudrick is the President and Mr. Kirsch is Managing Director, have held significant investments in Seller since October 22, 2015 (the emergence of Seller from bankruptcy), and currently hold approximately 648,950 shares of Seller common stock, and as of April 24, 2020, an aggregate of $41.8 million in principal amount of Seller’s First Lien Notes, an aggregate of $57.3 million in principal amount of Seller’s 1.5 Lien Notes, including accrued interest, an aggregate of $84.7 million in principal amount of Seller’s Second Lien Notes, including accrued interest, and an aggregate of $46.5 million in principal amount of Seller’s 1.25 Lien Notes, including accrued interest.
On May 18, 2018, MUDS submitted a preliminary, non-binding proposal to Seller to acquire Seller’s assets and liabilities, other than indebtedness, for $350 million in cash, which consideration would be financed from the cash held in the trust account and proceeds of additional equity financing in the form of a private investment. The proposal was accompanied by a proposed summary of key terms for the business combination and assumed the completion by Seller of a feasibility study with results indicating an after-tax net present value (assuming a 5% discount rate) or “NPV5” of greater than $1 billion and total capital requirements to restart operations of less than $100 million.
On May 19, 2018, the Seller Board held a telephonic meeting, at which Mr. David S. Stone (“Mr. Stone”), Seller’s legal counsel and a partner at NGE, reviewed with the Seller Board its fiduciary duties and applicable standards under Delaware law. At that meeting, the Seller Board reviewed and discussed the potential conflicts of interest with the Seller Board in connection with the MUDS proposal and a possible financing with entities affiliated with the Sprott Group of Canada (“Sprott”). Mr. Kirsch presented the MUDS proposal, with Mr. Michael Harrison (“Mr. Harrison”), Interim President and Chief Executive Officer of Sprott Resource Holdings Inc., recused (pending receipt of a competing written financing proposal from Sprott), and responded to questions and was then recused from subsequent discussions of the proposed MUDS transaction and the potential Sprott financing transactions. Throughout the period from May 2018 through January 2020, Mr. Kirsch did not participate as a director in meetings of the Seller Board related to consideration of a transaction with MUDS or alternative transactions unless specifically requested to do so after acknowledgment and disclosure of his potential conflicts of interest.
On May 25, 2018, the Seller Board held a telephonic meeting with Mr. Kirsch and Mr. Harrison recused, at which the Seller Board reviewed a financial analysis of the proposed MUDS transaction. The Seller Board discussed engagement of an investment banker and its response to MUDS. On May 28, 2018,

Mr. Randy Buffington (“Mr. Buffington”), Seller’s President and Chief Executive Officer and chairman of the Seller Board, and Mr. Stephen M. Jones (“Mr. Jones”), Seller’s Executive Vice President, Chief Financial Officer and Secretary, had a telephone conference with Mr. Kirsch, in his role as a representative of MUDS, to discuss and seek clarification of terms of the MUDS proposal. A meeting of the Seller Board was held on May 29, 2018 (with Mr. Harrison recused), at which the potential Sprott financing transactions and the MUDS proposal were discussed. Mr. Kirsch was recused from the portion of the meeting regarding the MUDS proposal. At the direction of the Seller Board, Mr. Stone sent a letter dated May 29, 2019 to MUDS requesting additional information and clarifications regarding the MUDS proposal. Mr. Buffington and Mr. Jones then discussed the letter in a telephone conference with Mr. Kirsch, in his role as a representative of MUDS, the next day.
On June 4, 2018, the Seller Board, with Mr. Kirsch recused, met telephonically and discussed the MUDS proposal, as clarified during the May 30, 2019 teleconference between Mr. Buffington, Mr. Jones and Mr. Kirsch and terms for counter-proposal. Later that day, Mr. Stone sent a letter on behalf of the Seller Board to MUDS with Seller’s counter-proposal, which addressed, among other things, financial terms for a proposed transaction, assumption of certain debt, increased sharing of sponsor’s promote consideration and the addition of warrants as part of the equity financing contemplated in the original MUDS proposal. On June 5, 2018, the Seller Board again met telephonically, with Mr. Kirsch recused, to discuss engagement of investment bankers and the potential Sprott financing transactions, with Mr. Harrison recused for the portion of the discussion regarding the Sprott transactions under active negotiation.
On June 14, 2018, Mr. Kirsch responded on behalf of MUDS to Seller’s June 4th proposal with a revised proposal via e-mail to Mr. Stone. On June 18, 2018, the Seller Board held a telephonic meeting at which the Seller Board reviewed the modified MUDS proposal (with Mr. Kirsch recused) and the status of discussions with Sprott on modified financing arrangements (with Mr. Harrison recused). Following the June 18, 2018 meeting, at the direction of the Seller Board, Mr. Stone responded on behalf of the Seller Board to the MUDS proposal with revised financial and business terms in a letter dated June 19, 2018.
On June 28, 2018, Mr. Kirsch, on behalf of MUDS, rejected Seller’s June 19, 2018 proposal but restated MUDS interest in engaging in a transaction with Seller. At a telephonic meeting of the Seller Board later that day, Mr. Buffington provided an update on the findings of a Hycroft feasibility study on the feasibility of heap leaching transition and sulfide ores using a two-step oxidation process, including the expected after-tax NPV5 in excess of $1 billion and the projected internal rate of return on the Hycroft Mine restart of operations. The Seller Board also determined to engage BMOCM as the independent financial advisor to the Seller Board and to assist in pursuing additional financing transactions. The Seller Board then met with representatives of BMOCM at a telephonic meeting on July 6, 2018, and discussed key objectives for the financing process to be undertaken by BMOCM on behalf of the Seller Board.
From time to time during 2018, Seller issued the Fund Lenders tranches of 1.5 Lien Notes as necessary in order to obtain funding necessary for ongoing operations and mine restart planning.
Seller formally engaged BMOCM as independent financial advisor on July 30, 2018.
On each of August 10, 2018 and November 9, 2018, the MUDS Board held a meeting by teleconference, during which Mr. Mudrick again gave a presentation regarding various possible acquisition targets for MUDS’ initial business combination as well as the scope and status of MUDS’ search for potential acquisition targets.
On August 31, 2018, consistent with its obligations under the First Lien Credit Agreement and to advance the Seller IPO process within the financing options being explored by the Seller Board, following the issuance of a feasibility study, Seller filed a registration statement with the SEC on a confidential basis to register an indeterminate number of shares for a prospective Seller IPO.
On September 14, 2018, the Seller Board met telephonically with representatives from BMOCM and received a report on the preliminary results of the financing process conducted by BMOCM on behalf of the Seller Board.
On October 18, 2018, the Seller Board met in Denver, Colorado to review the mine restart plan and receive an update from Mr. Jones on the BMOCM financing process, including ongoing discussions with

Sprott and a streaming finance company. During the following two weeks, discussions continued among members of the Seller Board, Mr. Stone and representatives of BMOCM regarding ongoing discussions and developments on financing proposals with Sprott and the streaming finance company.
In early November 2018, Mr. Kirsch, on behalf of MUDS, and Mr. Jones, on behalf of Seller, re-engaged with respect to the possibility of a transaction between Seller and MUDS and discussed potential transaction structures for a business combination, including the potential treatment of tax attributes that may arise in connection with the business combination.
Following further analysis of the financing proposals from Sprott and the streaming finance company with which discussions were underway, on November 12, 2018 at the direction of the Seller Board, Mr. Stone wrote to MUDS regarding developments on the mine restart plan and updates to a feasibility study and requested to re-engage discussions on proposed alternative transactions with either MUDS alone or in a combined financing with MUDS and permitted secured credit and royalty or streaming arrangements at a $400 million enterprise value and 50% sharing of sponsor’s promote consideration. A telephone conference was held on November 14, 2018, between Mr. Buffington, Mr. Jones and Mr. Jonathan Segal (“Mr. Segal”), a member of the Seller Board, and Mr. Kirsch, on behalf of MUDS, to discuss terms and structure of Seller’s alternative proposals to MUDS.
On November 15, 2018, Mr. Kirsch, on behalf of MUDS, submitted a revised preliminary, non-binding proposal to Seller to acquire all of Seller’s assets and liabilities (other than indebtedness) for a mixture of cash and MUDS Class A common stock valued at $10.10 per share, with an implied enterprise value of Seller of $350 million. The revised proposal included a minimum cash condition of $190 million (including cash in the trust account and up to $100 million of proceeds of new indebtedness). The revised proposal was accompanied by a revised summary of key terms providing for the payoff, exchange or conversion of the various tranches of Seller’s existing indebtedness in connection with the consummation of the business combination. The revised summary of key terms also proposed that sponsor would surrender 25% of its founder shares (equal to 1.3 million shares of MUDS Class B common stock) to MUDS in connection with the consummation of the business combination, with an equivalent number of shares of MUDS Class A common stock being added to the amount of consideration payable to Seller and distributed to the holders of Seller common stock (including holders of Seller common stock as a result of the conversion of Seller’s existing Second Lien Notes into shares of Seller’s common stock immediately prior to the consummation of the business combination).
On November 19, 2018, Mr. Kirsch and Mr. Jones discussed the inclusion of Sprott within the MUDS proposal involving equity, debt and royalty financing components.
On December 5, 2018, NGE sent a response letter to MUDS on behalf of the Seller Board, which conveyed the Seller Board’s willingness to agree to a compromise implied enterprise valuation of $375 million. In addition, the Seller Board reiterated its position that 50% of sponsor’s founder shares and private warrants should be included in the consideration in respect of a business combination.
On December 6, 2018, Weil responded to NGE on behalf of MUDS, stating that (a) the implied enterprise value of $350 million was the absolute maximum MUDS could offer given overall market conditions in the gold sector and (b) in an effort to reach agreement with Seller, sponsor would be willing to surrender 33% of its founder shares (but not warrants) in connection with the closing of the business combination. MUDS indicated that sponsor’s offer to surrender 33% of its founder shares was the best proposal it would be prepared to make at that time.
On December 7, 2018, the Seller Board met, with Mr. Harrison recused, to discuss, among other things, Sprott’s participation in the MUDS financing transaction. At the invitation of the Seller Board, Mr. Kirsch joined the meeting and, after reminding the Seller Board of his conflict of interest, expressed interest on behalf of MUDS that Sprott participate in the MUDS financing. Mr. Kirsch was then recused from the meeting and the Seller Board and its legal and financial advisors discussed the financial and other terms of the MUDS proposal, Sprott’s desired participation levels and the related covenant requirement in Seller’s existing First Lien Credit Agreement. Following discussion, the Seller Board approved acceptance of the revised proposal from MUDS and Mr. Stone so advised MUDS on December 8, 2018.

On December 10, 2018, the MUDS Board held a telephonic special meeting to discuss the proposed terms of a business combination with Seller. All of the members of the MUDS Board were present, as was MUDS’ Chief Financial Officer, MUDS’ assistant secretary and a representative from Weil. Mr. Kirsch provided an overview of Seller’s past operations, emergence from bankruptcy and then-current financial condition and principal assets. Mr. Kirsch also advised the MUDS Board that he sits on the Seller Board and that certain funds managed by Mudrick Capital hold Seller common stock, First Lien Notes, 1.25 Lien Notes, 1.5 Lien Notes and Second Lien Notes. As such, Mr. Kirsch informed the MUDS Board that he had recused himself from any discussions of the Seller Board relating to the proposed business combination. Following a discussion amongst the members of the MUDS Board regarding Seller’s industry and position, a representative from Weil summarized the MUDS Board’s fiduciary duties and a potential timeline of negotiating, executing and closing a business combination transaction with Seller. The MUDS Board determined to move forward with the execution of a confidentiality agreement and a non-binding term sheet with Seller.
On December 12, 2018, MUDS and Seller executed a non-binding term sheet, and on December 14, 2018, MUDS and Seller executed a customary confidentiality agreement. Thereafter, the parties commenced the exchange of due diligence information on a confidential basis.
On December 18, 2018, Weil sent NGE documentation illustrating the high-level structural considerations in respect of a proposed business combination transaction. Over the ensuing weeks, Weil and NGE continued to discuss potential transaction structures for the business combination, including the circulation of a revised proposed structure on January 9, 2019 and a conference call between Weil and NGE to discuss the same on January 10, 2019.
On December 22, 2018, Weil sent NGE a preliminary legal due diligence request list, and Weil continued to request additional documentation or written responses from Seller’s management in connection with its legal due diligence review between December 22, 2018 and January 8, 2020.
On January 2, 2019, Seller made available to MUDS and Weil (as well as certain other advisors to MUDS) access to an electronic dataroom populated with detailed legal and operational data concerning Seller. Seller continued to upload additional documentation in response to legal due diligence requests from Weil through January 8, 2020.
The Seller Board met on January 11, 2019 in Minneapolis, Minnesota at which meeting the general status of negotiations between Seller and MUDS was discussed (noting the presence of interested parties) and representatives of BMOCM, presented a report on the financing process. Mr. Harrison was then recused for a detailed discussion of the Sprott financing transactions and strategies, including a comparison to an alternative competing financing company.
On January 15, 2019, Weil sent NGE a draft exclusivity and reimbursement agreement providing for a period of exclusive negotiations between MUDS and Seller for ninety days and a commitment by Seller to reimburse MUDS for its expenses incurred through the end of the exclusivity period in connection with MUDS’ evaluation and negotiation of, and performance of due diligence in connection with, the proposed business combination. Following receipt of the draft exclusivity and reimbursement agreement, the Seller Board met later on January 15, 2019, to discuss financing needs and the status of negotiations with Scotia Bank on an extension of the maturity of Seller’s outstanding first lien loan under the First Lien Credit Agreement. Mr. Kirsch was then recused from the meeting and Mr. Stone reviewed the proposed exclusivity and reimbursement agreement with the Seller Board, and advised the directors of their fiduciary duties associated with the proposed reimbursement and exclusivity arrangement. Following discussion, the Seller Board determined that it was unwilling to enter into exclusive negotiations with MUDS but would consider reimbursing MUDS for certain expenses. On January 16, 2019, NGE reported the Seller Board’s position to Weil. On January 22, 2019, Weil sent NGE a draft reimbursement agreement which was subsequently negotiated and executed on January 24, 2019.
On January 25, 2019, Weil sent NGE a preliminary draft of the purchase agreement.
On January 29, 2019, MUDS engaged the Ramboll Group A/S for purposes of performing environmental due diligence, and on February 4, 2019, MUDS engaged Snell & Wilmer L.L.P. for purposes of performing real estate-related legal due diligence in Nevada.

On February 4, 2019, the Seller Board met, with Mr. Harrison recused, at which meeting representatives of BMOCM reported on the status of discussions with Sprott and another possible financing source. The Seller Board also approved amendments to the First Lien Credit Agreement and an $18.0 million issuance of new 1.25 Lien Notes maturing December 20, 2019, to be issued to the Fund Lenders, upon terms substantially similar to the 1.5 Lien Notes, superior in priority to the 1.5 Lien Notes and Second Lien Notes but subordinate to the notes issued under the First Lien Credit Agreement and with no premium upon a change in control of Seller, to provide essential funding for Seller to continue as a going concern.
The Seller Board met again telephonically on February 5, 2019, with Mr. Harrison recused, at which meeting Mr. Jones reported on Seller’s cash needs to restart mining operations and representatives of BMOCM reported on discussions with potential alternative financing sources to the Sprott proposal. On February 22, 2019, the Fund Lenders entered into a commitment letter with Seller to issue up to $27.0 million of 1.25 Lien Notes necessary to fund ongoing operations and the Hycroft Mine restart plan. The first tranche of $18.0 million was then drawn and funded on February 22, 2019.
On February 6, 2019, Weil sent NGE a draft Seller Support Agreement pursuant to which, among other things, holders of a majority of the issued and outstanding shares of Seller common stock would agree to vote in favor of the business combination.
After discussions between Weil and NGE in early February 2019, NGE sent Weil a revised draft of the Purchase Agreement on February 14, 2019 and a revised draft of the Seller Support Agreement on February 16, 2019.
On February 25, 2019, Weil and NGE met at Weil’s offices in New York to negotiate the terms of the Purchase Agreement. Among other items, Weil and NGE discussed the inclusion of a “fiduciary out” pursuant to which Seller would not be obligated to solicit approval for the business combination from Seller stockholders and would not be obligated to enforce the terms of the Seller Support Agreement in the event the Seller Board changed its recommendation with respect to the business combination prior to the special meeting.
On March 4, 2019, the Seller Board met, with Mr. Harrison recused, at which Mr. Jones updated the Seller Board on the status of ongoing negotiations with Sprott on financing transactions for a first lien loan facility and royalty financing arrangements and representatives of BMOCM presented BMOCM’s views as financial advisor on expectations, terms and strategies.
On March 22, 2019, the MUDS Board held a meeting by teleconference, during which Mr. Mudrick discussed Seller’s financial and operational status and the benefits and risks involved in pursuing the business combination.
From March through June of 2019, Weil and NGE continued to exchange drafts of the Purchase Agreement and related transaction documents and to negotiate the provisions therein, and Weil continued its legal due diligence review. In addition to issues pertaining to transaction structure, the key terms negotiated between the parties over this period were (a) the issue price of MUDS Class A common stock in connection with the business combination, (b) the number of shares of MUDS common stock that would be surrendered by sponsor to MUDS in connection with the business combination, (c) whether the business combination would be conditioned upon a threshold amount of cash remaining available in the trust account, (d) whether the obligations under the Seller Support Agreement would cease to apply, with respect to a portion of the shares of Seller common stock covered thereunder, in the event that Seller changed its recommendation with respect to the business combination in accordance with the terms of the contemplated “fiduciary out” in the Purchase Agreement and (e) the amount of a termination fee that may be payable to MUDS in the event that Seller’s stockholder approval is not obtained.
On April 29, 2019, the Seller Board met telephonically to receive an update of the progress of mine start-up construction and capital expenditures. Mr. Kirsch was then recused from the meeting and Mr. Stone reviewed the fiduciary duties of the directors and related party interests and then led an extensive and detailed discussion of the proposed Purchase Agreement with MUDS and the costs and benefits of pursuing a transaction with MUDS. Following discussion, the Seller Board determined to move forward with a potential business combination with MUDS and approved the form of the Purchase Agreement (execution of which was expressly subject to receipt of an opinion from BMOCM as independent financial advisor) in order to comply with a covenant under the First Lien Credit Agreement. Based on directions from the Seller Board, NGE followed up with Weil to finalize terms of the Purchase Agreement approved by the Seller Board.
On May 10, 2019, the MUDS Board held a meeting by teleconference, during which Mr. Kirsch provided an update on the status of the potential business combination with Seller.
On May 21, 2019, Seller issued $9.0 million of 1.25 Lien Notes to the Fund Lenders pursuant to the commitment letter agreement, and from time to time during 2019 and 2020 Seller issued additional tranches of 1.25 Lien Notes to provide funding necessary for ongoing operations and the Hycroft Mine restart plan as expenses of the restart of mining operations continued to exceed funds generated from such restart.
On May 28, 2019, the parties executed an amended reimbursement agreement, which extended its term from April 24, 2019 to June 30, 2019. In the middle of June 2019, the parties appeared to be unable to resolve the final key terms of the business combination and, while conversations remained ongoing, both parties began to explore alternative transactions.
In June 2019, MUDS began to explore the possibility of consummating a business combination with Target A instead of Seller and commenced negotiations and due diligence concerning a potential business transaction with Target A that continued through the beginning of November 2019. MUDS and its representatives entered into a non-disclosure agreement with Target A on July 31, 2019. MUDS and Weil conducted legal and commercial due diligence on Target A through site visits, examination of documents shared in an online dataroom and due diligence calls with Target A and its legal counsel. The parties negotiated terms of a bridge financing, as well as exchanged several drafts of an acquisition agreement. Target A is unaffiliated with sponsor.
On June 24, 2019, the Seller Board, with Mr. Kirsch and Mr. Harrison recused, received a report from BMOCM on the strategic alternative process being conducted by BMOCM, including a comparative financial and market analysis (and detailed supporting materials) of the negotiated Sprott lending arrangements with a new competing transaction proposal presented by Potential Investor X. Seller’s directors and their financial and legal advisors engaged in a discussion regarding implied equity values and key considerations to both proposed financing arrangements, pre-tax internal rates of return and market pricing and transferability of royalty/stream financing arrangements. Following the meeting of the Seller Board, Seller proceeded to negotiate a term sheet with Investor X for a comprehensive $215 million financing package consisting initially of a combination of $120 million of senior secured debt, an $85 million precious metals streaming arrangement and a $10 million equity investment from Investor X and a 1% net revenue royalty on all gold and silver sold. Additionally, provision was made for as much as a $65 million convertible note from the Fund Lenders. At closing of the financing, $30 million of the $85 million precious metals streaming arrangement was to be made available with the timing of subsequent funding dependent upon certain operational measures and achievements. As negotiations and due diligence proceeded throughout the month of July and into August 2019, the terms and conditions of the proposed commercial financing materially worsened from Seller’s perspective resulting in substantial uncertainty as to the amount, timing and commercial terms of the proposed investment. Seller and Investor X could not agree upon mutually acceptable terms and negotiations ceased.
On August 12, 2019, the MUDS Board held a meeting by teleconference to discuss the status of a potential business combination with Seller. Mr. Mudrick noted that a party to provide debt financing in connection with the proposed business combination had not yet been identified and as a result Seller was pursuing alternatives but may reengage with MUDS in the future. The MUDS Board also discussed a potential business combination with Target A, including that representatives from MUDS had visited Target A’s headquarters and commenced due diligence.
On September 13, 2019, the Seller Board (with Mr. Harrison recused), after noting the conflict of interest of Mr. Kirsch, but recognizing the necessity of Mudrick Capital’s participation in a proposed recapitalization associated with a possible equity investment presented by Potential Investor Y given Mudrick Capital’s significant positions throughout Seller’s capital structure, reviewed and evaluated with its financial and legal advisors the current proposed terms of the Sprott lending arrangements and the competing equity investment by Potential Investor Y under discussion and the related advantages and disadvantages of those proposals. After a recess to prepare additional financial analyses, Mr. Kirsch was recused from the reconvened meeting to allow for further discussion of the various proposed transactions, including value, likelihood of success and timing, with continued lending from Fund Lenders essential for the continuation of Seller’s operations. Following the meeting of the Seller Board, Seller proceeded to negotiate a term sheet with Investor Y for a $100 million equity investment. Seller and Investor Y were not able to agree on a mutually acceptable equity value or enterprise value as Investor Y would only invest at equity and enterprise values substantially below the equity and enterprise values of the transaction being negotiated with MUDS. In addition, Investor Y’s proposed investment was conditioned on all debt holders agreeing to convert all debt into equity at an unacceptably lower enterprise value. Consequently, Seller and Investor Y were unable to agree upon mutually acceptable terms for an investment.
On September 18, 2019, Mr. Kirsch, on behalf of MUDS, and Mr. Segal, Mr. Jacob Mercer (“Mr. Mercer”), a member of the Seller Board, and Mr. Jones, on behalf of Seller, met in New York, New York to discuss certain key transaction terms and related financing arrangements relating to the business combination; Peter Grosskopf on behalf of Sprott also participated in portions of these discussions with respect to details of the financing arrangements that Sprott was considering providing in connection with the business combination. On September 24, 2019, Mr. Segal sent an email to Mr. Kirsch memorializing the revised terms of the business combination, which included (a) an implied equity value of $325 million of Seller, (b) Sprott-sponsored debt financing in the form of a first lien secured credit facility and a royalty agreement, (c) the exchange of up to $80 million of the Seller’s 1.25 Lien Notes for junior lien notes with a 10% PIK interest rate and a maturity date six months after the stated matured date in the first lien credit facility to be funded by Sprott, which would be assumed by MUDS, (d) a proposal to include the shares of Class A common stock to be issued to sponsor in connection with the forward purchase when calculating the number of founder shares that would be surrendered to MUDS in connection with the business combination and (e) a proposal that the deemed value of MUDS Class A common stock in connection with the business combination be $10.00 per share.
On September 25, 2019, certain members of the Seller Board reviewed the status of negotiations with MUDS, Sprott and Potential Investor B and a strategic approach towards entering into definitive arrangements.
On October 1, 2019, the Seller Board met telephonically and, after acknowledging the conflicts of interest of Mr. Harrison and Mr. Kirsch, but noting the importance of their participation for portions of the meeting, reviewed developments in gold and silver recoveries associated with the restart of the Hycroft Mine and the current status of lending arrangements being negotiated with Sprott entities. Mr. Harrison was then recused from the meeting in order to discuss Seller’s strategy for addressing the remaining open issues on the Sprott lending arrangements, consisting of a $110 million multi-tranche first lien credit agreement and a $30 million royalty agreement and a $10 million equity investment into the MUDS transaction. Mr. Kirsch advised the Seller Board that MUDS was considering an alternative transaction and that it was critical to MUDS that Seller demonstrate its capability to secure funding to refinance the current First Lien Credit Agreement that was due to mature on December 13, 2019. MUDS noted that in order for MUDS to continue pursuing a business combination with the Hycroft business Seller would need to provide a definitive credit agreement to replace the existing First Lien Credit Agreement at closing. Mr. Kirsch was then recused from the meeting and Mr. Harrison returned to the meeting to review the financial terms of the proposed transactions with MUDS compared to the alternative transactions considered by Seller. The Seller Board discussed the advantages and disadvantages of proceeding on the proposed transaction with MUDS, including value and certainty of closing, and determined to proceed with the negotiation of the MUDS transaction on an exclusive basis in order to induce MUDS to terminate its discussions relating to an alternative transaction. The Seller Board also authorized the continued negotiations with Sprott on the terms and conditions of the secured credit facility and to execute a definitive secured credit agreement with Sprott following completion of such negotiations.
Following the October 1, 2019 Seller Board meeting, NGE contacted Weil to discuss an amendment to the reimbursement agreement providing for an exclusive negotiation period during which Seller would cease its discussions with any third parties.
On October 3, 2019, Weil, on behalf of MUDS, sent a draft letter agreement to NGE. The letter agreement provided that Seller would negotiate exclusively with MUDS until January 2, 2020, subject to exceptions in the event Seller received a bona fide written proposal regarding an alternative transaction and the Seller Board determined in good faith that abiding by the restrictions set forth in the letter agreement under such circumstances would be inconsistent with the Seller’s Board’s fiduciary duties under applicable law. The letter agreement also provided for reimbursement of MUDS’ transaction-related expenses through the exclusivity period. On October 4, 2019, MUDS and Seller executed the letter agreement (the reimbursement agreement as amended pursuant to such letter agreement, the “Reimbursement and Exclusivity Agreement”).
On October 4, 2019, Seller entered into the Sprott Credit Agreement providing a multi-tranche first lien credit facility with $55 million available in the first tranche, $15 million in the second tranche and $40 million in the third tranche based upon specified criteria and performance at the Hycroft Mine and conditioned upon the closing of the proposed business combination with MUDS. Seller also agreed to terms for a 1.5% net smelter royalty on the Hycroft Mine for $30 million, to be entered into at the closing of the MUDS business combination. Sprott indicated that it would participate in a private financing investment associated with the closing of the Purchase Agreement with a $10 million investment.
On October 6, 2019, Weil sent NGE a draft Subscription/Backstop Agreement to be used for a potential private investment in MUDS, conditioned on the consummation of the business combination, which would be entered into at the execution of definitive documentation with respect to the business combination. Over the ensuing months, Seller and MUDS continued to negotiate the transaction documents that would be expected to be executed or in final form simultaneously with the execution of the Purchase Agreement.
On October 14, 2019, NGE sent Weil a revised draft of the Purchase Agreement, which provided for, among other things, an increased “minimum cash” condition of $210,000,000, an increased post-closing cash condition (i.e., the amount of cash available to MUDS and its subsidiaries following the consummation of the business combination (including the forward purchase and the private investment) and after taking into account stockholder redemptions, satisfaction of liabilities as provided in the transaction documentation and incurrence of additional indebtedness) of $50,000,000, and corresponding increases to the cash required to be available in order to satisfy Seller’s obligations to the 1.5 Lien Noteholders and the 1.25 Lien Noteholders (in respect of any Excess Notes) in cash rather than shares of MUDS Class A common stock. In addition, the revised draft of the Purchase Agreement contemplated that the cash available threshold would apply to both Seller’s 1.5 Lien Notes and the Excess Notes, whereas prior discussions had contemplated that the Excess Notes would be paid off in cash.
On October 16, 2019, Weil sent NGE a revised draft of the Purchase Agreement, and on October 24, 2019, Weil and NGE held a conference call to discuss all material transaction documentation.
On November 1, 2019, the MUDS Board held a meeting by teleconference. During the meeting, the MUDS Board determined not to continue to pursue a business combination with Target A because (a) Target A was a very early stage company that would require significant cash infusions to grow into an established operating company and (b) Target A’s strategy contained substantial uncertainty and execution risk. Mr. Mudrick and Mr. Kirsch then commenced a discussion with the other MUDS Board members regarding Seller, its renewed interest in the business combination, related gold and silver industry updates and market valuations for similar companies. Mr. Kirsch discussed Seller’s capital requirements and noted that it had secured debt financing in connection with a potential business combination transaction. Mr. Kirsch also informed the MUDS Board that, given the timing considerations involved in consummating a business combination transaction, MUDS may need to take steps to seek the approval of its stockholders to extend the term of MUDS, which would be required, absent an approved extension, to return its capital to its public stockholders if it had not consummated a business combination by February 12, 2020.
Throughout November and December 2019, the parties and their respective counsel traded drafts of the material transaction documentation. Ultimately, the parties agreed in principle to a transaction structure whereby, in connection with the consummation of the business combination, (a) Seller’s first lien debt and promissory note would be paid off in cash, (b) all of Seller’s 1.25 Lien Notes would be exchanged for New Subordinated Notes, and Seller’s obligations with respect to up to $80,000,000 of such notes would be assumed by MUDS or Acquisition Sub, (c) any Excess Notes would be acquired by Acquisition Sub for cash (to the extent available) or MUDS Class A common stock valued at $10 per share, and such Excess Notes would promptly be transferred to Seller for cancellation as part of the consideration paid for acquisition of the Hycroft business, (d) all of Seller’s 1.5 Lien Notes would be acquired by Acquisition Sub for cash (to the extent available, after the payments contemplated by clause (c) above) or MUDS Class A common stock valued at $10 per share, and such 1.5 Lien Notes would promptly be transferred to Seller for cancellation as part of the consideration paid for acquisition of the Hycroft business, (e) the Second Lien Noteholders would be asked to convert their Second Lien Notes into shares of Seller common stock in accordance with their terms and (f) the purchase shares would be issued to Seller for prompt distribution to its stockholders.
MUDS engaged BMOCM to act as MUDS’ private placement agent, with Seller’s agreement and consent, in connection with a potential private placement of equity in connection with the business combination as of November 13, 2019.
In late November and early December 2019, Seller and BMOCM held meetings with a select number of private investors with whom BMOCM had a pre-existing substantive relationship to determine interest in investment in Seller, given the results of the Hycroft Technical Report. After several meetings and site visits, representatives of BMOCM reported to Seller’s management, and to MUDS’ management, that while there was some limited current interest in the investment, they did not believe they would be able to build enough current interest to have sufficient subscriptions for a private investment to support the business combination in advance of a public announcement of the transaction. As a result, Seller and Mr. Kirsch initiated discussions with the existing significant stakeholders in Seller, to gauge interest in committing capital to the business combination on a pro rata basis across such investors. These investors included certain investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine (each, a Fund Lender, and in such capacity, collectively, the “Initial Subscribers”). Negotiations on behalf of the Initial Subscribers were led by Mr. Segal, acting on behalf of Highbridge, and Mr. Mercer, acting on behalf of Whitebox. Mr. Mudrick, on behalf of the funds managed by Mudrick Capital, agreed that Mudrick Capital would participate on a pro rata basis with the other investors on the terms to which the other Initial Subscribers agreed.
On November 20, 2019, the Seller Board authorized the engagement of Greenhill & Co. Canada Ltd. (“Greenhill”) as independent financial advisor, following which Seller formally executed the engagement letter with Greenhill, drafts of which had previously been negotiated. Also on November 20, 2019 the Seller Board determined to enter into an amendment to BMOCM’s engagement letter, effective as of November 13, 2019, to waive any conflict of interest and ratify the November 13, 2019 engagement of BMOCM by MUDS to act as placement agent for the private investment in MUDS to provide additional equity financing in order to satisfy a condition of the Purchase Agreement, given BMOCM’s unique knowledge of Seller’s business and the equity market for precious metals investors. The Seller Board also obtained waivers from the Fund Lenders with respect to BMOCM’s retention by MUDS, each dated as of November 13, 2019.
On November 26, 2019, the Seller Board held a telephonic meeting, and after acknowledging the conflicts of interest of Mr. Harrison and Mr. Kirsch, but noting the importance of their participation for portions of the meeting, received a report from BMOCM on the progress and status of the private investment fundraising efforts on behalf of MUDS, the status of the precious metals equity markets and the desire to contact certain potential precious metals producers as investors, which was limited by Seller’s current exclusivity agreement with MUDS. Mr. Kirsch engaged in a discussion with the Seller Board concerning the prospect of BMOCM engaging in such outreach, provided that MUDS was offered certain protections in the event a third party with whom BMOCM engaged for purposes of the private investment sought to engage with Seller in an alternative transaction to the MUDS transaction after receiving non-public information in connection with the private investment. Mr. Kirsch was then recused from the remainder of the meeting and after further discussions, the Seller Board authorized Mr. Jones and Mr. Stone to negotiate an amendment to Seller’s agreement with MUDS to enable Seller to provide non-public information to specified and agreed upon potential precious metals producers in exchange for a termination fee.
On November 27, 2019, NGE and Weil commenced negotiation of an amendment to the Reimbursement and Exclusivity Agreement between Seller and MUDS providing that, if Seller provided confidential information to certain specified precious metals producers and subsequently entered into an alternative transaction with any of such parties during the exclusive negotiating period, then Seller would be required to pay MUDS a “break-up fee” equal to 2% of the implied enterprise value of such alternative transaction. While MUDS sought to extend the period of exclusivity from January 2, 2020 through January 31, 2020,

MUDS and Seller ultimately agreed not to alter the expiration date of the exclusivity period. The amendment to the Reimbursement and Exclusivity Agreement was executed on December 2, 2019.
On December 10, 2019, the Seller Board held a telephonic meeting, and after acknowledging the conflicts of interest of Mr. Harrison and Mr. Kirsch but noting the importance of their participation for portions of the meeting, received a report from BMOCM on the progress and status of the private investment fundraising efforts on behalf of MUDS and the status of the precious metals equity markets. BMOCM concluded that there was not sufficient interest at this time to obtain the necessary private investment funding. The Seller Board also discussed and authorized proposed amendments to the First Lien Credit Agreement. Following the meeting, discussions between the Company, MUDS and the Initial Subscribers continued with respect to the Initial Subscribers potentially providing a backstop equity commitment to support the MUDS transaction and provide the private investment funding required as a condition to the Purchase Agreement.
On December 10, 2019, Seller agreed with the Fund Lenders to extend the maturity on the 1.25 Lien Notes until June 30, 2020.
On December 13, 2019, following negotiations between representatives from MUDS, Seller and the Initial Subscribers, the parties reached an agreement in principal that: (a) the Initial Subscribers, all of whom are existing investors in Seller, would commit to provide “backstop” equity financing in an aggregate amount of $65 million, subject to reduction to the extent of third-party private equity financing raised prior to the consummation of the business combination and (b) sponsor would agree to surrender founder shares of up to an additional 33.3% of sponsor’s founder shares (which amount would be calculated inclusive of the shares of MUDS Class A common stock to be issued to sponsor in the forward purchase), which amount would be decreased proportionally from 33.3% to 0% based on the extent of third-party private equity financing raised prior to the consummation of the business combination.
Also on December 13, 2019, Seller entered into the 19th amendment to the First Lien Credit Agreement to (i) extend the maturity of the First Lien Notes until January 31 2020, (ii) to increase the borrowing rate to LIBOR plus 7%, (iii) increase a basket for subordinated indebtedness, (iv) add a covenant requiring Seller to obtain subscription agreements from the Fund Lenders in the aggregate amount of at least $30 million, (v) add a covenant requiring Seller to execute a definitive acquisition agreement with MUDS, (vi) agree to amend the Sprott Credit Agreement to extend the availability period of the first and second tranche thereunder until May 31, 2020, (vii) agree to extend the maturity date of the 1.5 Lien Notes until not earlier than June 30, 2020, (viii) agree to provide that MUDS will have filed a preliminary proxy statement by January 21, 2019 to amend its charter and trust agreement to extend the date by which MUDS must complete a business combination until no earlier than May 31, 2020, (ix) agree to file an S-4 registration statement with the SEC with respect to the MUDS transaction no later than January 31, 2020, and (x) agree to amend the Jacobs Note to extend the maturity until not earlier than June 30, 2020.
On December 18, 2019, the MUDS Board determined to retain Duff & Phelps, LLC (“Duff & Phelps”), which engagement was formalized on December 30, 2019, to act as an independent financial advisor to the MUDS Board in connection with the business combination, to render an opinion on whether the Consideration to be issued and paid by MUDS and Acquisition Sub in the Proposed Transaction was fair, from a financial point of view, to MUDS. Please see the section entitled “The Business Combination — Opinion of MUDS’ Financial Advisor” beginning on page 119 of this joint proxy statement/prospectus.
On December 23, 2019, Weil and NGE resolved certain structuring issues with respect to the tax treatment of the business combination.
During the weeks of January 3 and January 10, 2020, Weil, NGE and outside legal counsel for the Initial Subscribers engaged in ongoing negotiations of the Purchase Agreement and the Related Agreements, including those agreements related to the treatment of Seller’s indebtedness in the business combination and the private investment, lock-ups and registration rights associated with the Initial Subscribers in the Backstop/Subscription Agreement and the form of Amended and Restated Registration Rights Agreement.
On January 7, 2020, following discussions between representatives from MUDS and representatives of the Initial Subscribers, MUDS agreed to provide the Initial Subscribers with an aggregate of 3,250,000 warrants to purchase shares of MUDS Class A common stock in consideration for the commitments to enter into the Backstop/Subscription Agreements with respect to the private investment (which such warrants would be issued regardless of whether such commitments would be required to be funded at the closing).
On January 8, 2020, Seller and Sprott amended the Sprott Credit Agreement to extend the availability period for the first and second tranches of indebtedness until May 31, 2020.
On January 10, 2020, the MUDS Board held a special meeting by teleconference, during which representatives from Weil advised the MUDS Board of its fiduciary duties and presented the terms of the business combination and the various transaction agreements. Thereafter, representatives of Duff & Phelps reviewed with the MUDS Board Duff & Phelps’ preliminary financial analysis with respect to the Hycroft business and the Proposed Transaction. Following this discussion, Mr. Kirsch and Mr. Mudrick recused themselves from further discussion regarding the proposed business combination in light of their interests in the business combination. The independent directors of MUDS then engaged in discussion of the transactions with Weil and Duff & Phelps before the meeting concluded.
Also on January 10, 2020, legal counsel to the Initial Subscribers circulated an issues list regarding all of the material transaction documentation, which included requests for third party beneficiary rights in certain documentation to which such Initial Subscribers would not be party, alignment of conditionality with respect to the transaction agreements, the lock-up periods to be agreed upon in the registration rights agreement that would be executed by the parties upon the consummation of the business combination, and other incidental issues. The parties and their respective legal counsel negotiated the transaction documentation throughout the weekend of January 10, 2020.
On January 10, 12, and 13, 2020, and in advance of the scheduled meeting of the Seller Board, Seller’s legal and financial advisors distributed to the Seller Board (other than Mr. Kirsch) materials related to the Purchase Agreement, the Related Agreements and the lengthy strategic alternative process conducted by the Seller Board. On the evening of January 13, 2020, the Seller Board held a telephonic meeting, with Mr. Kirsch recused following the approval of minutes of prior meetings of the Seller Board and reflecting redactions applicable to Mr. Kirsch and Mr. Harrison, as applicable, to receive presentations from Seller’s legal and financial advisors and to decide whether to approve the Purchase Agreement and Related Agreements with MUDS. Representatives of BMOCM were in attendance to present their process update and report and representatives of Greenhill were in attendance to present their financial analysis of the proposed transactions, respectively, to the Seller Board. At the meeting, Mr. Stone noted for the Seller Board the prior history of the proposed transaction with discussions occurring during 15 meetings of the Seller Board in 2018 and 12 meetings of the Seller Board in 2019, at which the Seller Board had reviewed with management and its financial and legal advisors the details, as they evolved, of the transaction with MUDS, possible alternative transactions and the advantages, disadvantages and likelihood of closure of the various alternatives that had been considered. Mr. Stone also noted the covenants in Seller’s First Lien Credit Agreement requiring Seller to enter into certain definitive arrangements relating to the proposed MUDS transaction, the failure of which to be obtained or waived would trigger a default under the First Lien Credit Agreement and acceleration of the first lien debt, and the detailed review of the Purchase Agreement that the Seller Board had undertaken at the April 29, 2019 meeting of the Seller Board at which a form of Purchase Agreement with MUDS had been approved. Mr. Stone also noted and reviewed the related party interests of the various parties and discussed key legal considerations associated with the proposed transactions and the duties of the Seller Board in deciding whether to approve the Purchase Agreement and Related Agreements. Representatives of BMOCM presented their report on the process conducted by BMOCM that commenced in July 2018, seeking alternative financing or strategic transactions on behalf of Seller; and Greenhill presented its financial analysis and delivered its oral opinion (subsequently confirmed in writing) as to the fairness to Seller, from a financial point of view, of the aggregate acquisition consideration to be received by Seller, together with the assumption of the New Subordinated Notes by Parent. In advance of the meeting, the Seller Board was provided with customary written relationships disclosures by Greenhill, which did not reflect any relationships that would interfere with Greenhill’s ability to provide financial advisory services to Seller. For a more detailed description of the opinion of Seller’s financial advisor, please see the section entitled “The Business Combination — Opinion of Seller’s Financial Advisor” beginning on page 125 of this joint proxy statement/prospectus.

Following the presentations and delivery of the oral opinion of Seller’s financial advisor, Mr. Stone referenced materials provided to the Seller Board prior to the meeting that summarized the material terms of the Purchase Agreement and Related Agreements to be entered into by Seller and other agreements related to the Purchase Agreement, and led the Seller Board through a review and discussion of the Purchase Agreement, focusing on the transaction structure (including the requirement to promptly distribute the purchase shares pro rata to all Seller stockholders following the closing of the business combination) and the material terms and changes to the Purchase Agreement from the form of Purchase Agreement approved at the April 29, 2019 meeting of the Seller Board. He also reviewed the Related Agreements to be entered into in connection with the Purchase Agreement, including the 1.25 Lien Exchange Agreement, the Exchange Agreement and the Second Lien Conversion Agreement for the Second Lien Notes, along with other agreements to be entered into as part of the transaction, including the Seller Support Agreement and the Backstop/Subscription Agreements. After weighing the benefits and risks associated with the proposed transaction and consideration of the information presented at this meeting and others by management and its legal and financial advisors, the Seller Board (with Mr. Kirsch recused) unanimously resolved, among other things, (1) that the transactions contemplated by the Purchase Agreement were advisable and fair to, and in the best interests of, Seller, (2) to authorize and approve the Purchase Agreement, the 1.25 Lien Exchange Agreement, the Exchange Agreement, the Second Lien Conversion Agreement, the Transaction Agreements (as defined in the Purchase Agreement) and each other agreement, document, or instrument relating to any of the foregoing to which Seller will be a party, and (3) to recommend to Seller’s stockholders the approval of the transactions contemplated by the Purchase Agreement at a meeting of Seller’s stockholders.
Also on January 13, 2020, the MUDS Board held a meeting by teleconference, during which representatives from Weil presented to the MUDS Board concerning changes to the transaction documentation and indicated that the documentation was in substantially final form. Representatives from Duff & Phelps then rendered Duff & Phelps’ oral opinion to the MUDS Board (which was confirmed in writing by delivery of Duff & Phelps’ written opinion dated the same date), as to, as of January 13, 2020, the fairness, from a financial point of view, to MUDS of the Consideration to be issued and paid by MUDS and Acquisition Sub in the Proposed Transaction. Thereafter, the MUDS Board adjourned the meeting, and the Audit Committee of the MUDS Board (the “MUDS Audit Committee”) convened to consider the business combination as required by MUDS' related party transaction policy. The MUDS Audit Committee approved the business combination, after which the independent directors of the MUDS Board reconvened and approved the business combination and other matters incidental thereto on behalf of the MUDS Board.
Following approval of the business combination by the Seller Board and the MUDS Board, the parties agreed that any cash available in the trust account after giving effect to stockholder redemptions (a) to the extent in excess of $10,000,000, would reduce the backstop commitments of the Initial Subscribers and (b) would serve to reduce the portion of the founder shares surrendered by sponsor in connection with the consummation of the business combination (i.e., such amounts would be treated the same as third-party private investor financing that is raised prior to the consummation of the business combination for purposes of determining the number of founder shares to be surrendered).
The parties then executed the Purchase Agreement and the other documentation contemplated to be executed simultaneously therewith. Following the execution of the Purchase Agreement and the other agreements entered into by MUDS in connection with the business combination, MUDS and the Initial Subscribers executed the Seller Support Agreement.
Prior to the market open on January 14, 2020, MUDS and Seller issued a joint press release announcing the execution of the Purchase Agreement and certain of the salient terms of the business combination. On the same day, MUDS filed a Current Report on Form 8-K, which included the joint press release, the Purchase Agreement (and related exhibits) and the other material agreements entered into by MUDS in connection with the business combination.
On January 27, 2020, MUDS filed a definitive proxy with the SEC, which announced that MUDS would be holding a special meeting of stockholders for the sole purpose of voting upon a proposal to amend MUDS’ amended and restated certificate of incorporation to extend the date by which MUDS had to consummate a business combination for an additional six months.

On January 31, 2020, Seller entered into the 20th amendment to the First Lien Credit Agreement to (i) extend the maturity of the First Lien Notes until May 31 2020, (ii) increase the borrowing rate to LIBOR plus 7.50%, (iii) increase a basket for subordinated indebtedness, (iv) add a covenant requiring Seller to pay an administrative fee equal to 0.50% of the aggregate principal amount of First Lien Notes outstanding on May 31, 2020, (v) add a covenant that MUDS shall have filed an S-4 registration statement with the SEC with respect to the MUDS transaction no later than February 14, 2020, (vi) add a covenant that Seller shall deliver a copy of its audited financial statements by February 28, 2020 and file such financial statements with the SEC when required, (vii) add a covenant that MUDS shall have obtained an affirmative vote from its stockholders approving the MUDS proposal to amend its amended and restated certificate of incorporation to extend the date by which MUDS has to consummate a business combination from February 12, 2020 to August 12, 2020, (viii) add a covenant that by the earlier of (x) the date which is 60 days after MUDS has filed the Form S-4 registration statement (of which this joint proxy statement/prospectus forms a part) and (y) April 14, 2020, Seller shall have received preliminary comments from the SEC on the Form S-4 registration statement (of which this joint proxy statement/prospectus forms a part), (ix) add a covenant that by May 26, 2020, MUDS shall have obtained the affirmative votes from the requisite percentage of its stockholders approving the transactions contemplated under the Purchase Agreement, and (x) amending the capital expenditures covenant to permit up to $20,000,000 of additional capital expenditures in 2020 prior to the maturity date under the First Lien Credit Agreement.
At a meeting of the Seller Board on February 7, 2020 in New York City, New York, the Seller Board approved a plan of dissolution subject to the consummation of the business combination with MUDS and recommended to Seller’s stockholders the approval of the plan of dissolution.
On February 10, 2020, MUDS held a special meeting of its stockholders. At the special meeting, the stockholders approved a proposal to amend MUDS’ amended and restated certificate of incorporation to extend the date by which MUDS had to consummate a business combination from February 12, 2020 to August 12, 2020 (the “Charter Amendment Proposal”). The Charter Amendment Proposal received “for” votes from at least 65% of the outstanding shares of MUDS common stock, and accordingly was approved. In connection with this vote, the holders of 13,890,713 shares of MUDS Class A common stock exercised their rights to redeem their shares for cash at a redemption price of approximately $10.38 per share, for an aggregate redemption amount of approximately $144,218,760.
On February 18, 2020, MUDS, Seller and their legal representatives discussed an amendment to the Purchase Agreement (the “Purchase Agreement Amendment”) to provide that, in connection with the business combination, MUDS would assume the Seller warrants and Seller’s liabilities and obligations under the Seller Warrant Agreement, and on the same day, NGE sent Weil an initial draft of the amendment to the Purchase Agreement.
Between February 18, 2020 and February 24, 2020, NGE provided certain supporting documentation in connection with the proposed Purchase Agreement Amendment, and on February 24, 2020, Weil sent NGE a revised draft of the amendment to the Purchase Agreement.
On February 23, 2020, the Seller Board, with Mr. Kirsch recused, held a telephonic special meeting during which Mr. Stone and a representative from Richards, Layton & Finger, P.A., Seller’s special Delaware counsel, reviewed with the Seller Board the background and issues associated with the Seller warrants, the lawsuit filed against Seller and MUDS, and the proposed Purchase Agreement Amendment negotiated with MUDS, indicating that such amendment reflected all material terms and was in substantially final form. The Seller Board approved the Purchase Agreement Amendment.
On February 25, 2020, the MUDS Board held a meeting by teleconference, during which representatives from Weil presented to the MUDS Board concerning the proposed Purchase Agreement Amendment, indicated that such amendment was in substantially final form and reviewed the litigation filed against Seller and MUDS in respect of the Seller warrants. The MUDS Board approved the Purchase Agreement Amendment. The MUDS Audit Committee approved the Purchase Agreement Amendment by written consent.
On February 26, 2020, the parties executed the Purchase Agreement Amendment.

The MUDS Board’s Reasons for the Approval of the Business Combination
The MUDS Board, in evaluating the business combination, consulted with MUDS’ management and its legal counsel, financial advisors and other advisors. In reaching its resolution (i) that the terms and conditions of the Purchase Agreement and the applicable Related Agreements and the transactions contemplated thereby, including the business combination, are advisable, fair to and in the best interests of MUDS and its stockholders and (ii) to recommend that the stockholders adopt the Purchase Agreement and approve the transactions contemplated thereby, including the business combination, the MUDS Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the business combination, the MUDS Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The MUDS Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of MUDS’ reasons for the business combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 186 of this joint proxy statement/prospectus.
The MUDS Board considered a number of factors pertaining to the business combination as generally supporting its decision to enter into the Purchase Agreement and the applicable Related Agreements and the transactions contemplated thereby, including but not limited to, the following material factors:
Aggregate consideration to be paid is reasonable and the business combination is in the best interests of MUDS stockholders.   The MUDS Board considered the following factors:
•
the financial data reviewed by MUDS, including Seller’s historical financial statements and certain unaudited projected financial information and the Feasibility Study;

•
MUDS conducted a due diligence review of the Hycroft business;

•
the financial analyses reviewed by Duff & Phelps with the MUDS Board, as well as the oral opinion of Duff & Phelps rendered to the MUDS Board on January 13, 2020 (which was subsequently confirmed in writing by delivery of a written opinion to the MUDS Board on January 13, 2020) as to the fairness, from a financial point of view as of the date of such opinion, to MUDS of the consideration to be issued and paid by MUDS and Acquisition Sub in the Proposed Transaction;

•
the MUDS Board considered the risk that the current public stockholders of MUDS would convert their public shares for cash upon consummation of the business combination, thereby reducing the amount of cash available to MUDS following the business combination. The MUDS Board determined that the private investment and the forward purchase would ensure the funds to complete the business combination would be readily available; and

•
the familiarity of certain members of the MUDS Board with the Hycroft business operating history and restart plans.

Strategic Considerations.   The MUDS Board considered that the acquisition of the Hycroft business is expected to provide a number of significant strategic opportunities, including the following:
•
the acquisition of the Hycroft business provides a valuable mining opportunity in a premier location;

•
the team at MUDS has expertise in investing in post-restructured companies, and the fact that the Hycroft business falls squarely in one of MUDS’ areas of expertise provides the opportunity for MUDS to leverage that expertise in realizing the investment potential from the business combination; and

•
Seller has an experienced management team and members of such management team, led by Randy Buffington (Executive Chairman and Chief Executive Officer) and Stephen Jones (Executive Vice President and Chief Financial Officer) and the existing management team, will continue to oversee the Hycroft business following the business combination.

Other Factors Considered by the MUDS Board.   In addition to considering the strategic factors described above, the MUDS Board considered the following additional factors, all of which it viewed as supporting its decision to approve the transaction agreement:
•
MUDS raised $215,740,000 in February of 2018 with the objective of consummating an attractive business combination;

•
MUDS has evaluated a number of businesses since then, but is most impressed by the Hycroft business;

•
the MUDS Board’s and management’s knowledge of post-restructured companies and, specifically, the Hycroft business, operations, financial condition, earnings and prospects, taking into account the results of MUDS’ due diligence review of the Hycroft business;

•
the current and prospective business climate in the industry in which the Hycroft business operates;

•
the Initial Subscribers’ willingness to provide supplemental financing for the business combination;

•
the alternatives reasonably available to MUDS, including pursuing other potential targets, and the MUDS Board’s belief that the acquisition of the Hycroft business creates the best reasonably available opportunity to maximize value for the MUDS stockholders given the potential risks, rewards and uncertainties associated with each alternative; and

•
the terms and conditions of the Purchase Agreement and the Related Agreements, including each party’s representations, warranties and covenants, the conditions to each party’s obligations and the termination provisions and related termination fee payable by Seller to MUDS, as well as the strong commitments by both MUDS and Seller to complete the transactions.

The MUDS Board weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the acquisition of the Hycroft business, including:
•
the risk that MUDS stockholders may object to and challenge the transactions and take actions that may prevent or delay the consummation of the transactions, including to vote down the proposals at the MUDS special meeting or convert their shares;

•
the potential for diversion of management and employee attention during the period prior to completion of the transactions, and the potential negative effects on the operation or performance of the Hycroft business;

•
the risk that, despite the efforts of MUDS and Seller prior to the consummation of the transactions, the Hycroft business may lose key personnel, and the potential resulting negative effects on the operation or performance of the Hycroft business;

•
the possibility that the Hycroft business might not achieve its projected financial results;

•
the fact that the Purchase Agreement prohibits MUDS from soliciting or engaging in discussions regarding alternative transactions during the pendency of the transactions;

•
the risk that changes in the regulatory and legislative landscape or new industry developments, including changes in market prices of gold and silver, may adversely affect the business benefits anticipated to result from the transactions; and

•
the risks of the type and nature described under “Risk Factors” beginning on page 51 and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 186 of this joint proxy statement/prospectus.

Opinion of MUDS’ Financial Advisor
On January 13, 2020, Duff & Phelps rendered its oral opinion to the MUDS Board (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered by Duff & Phelps in connection with the preparation of its opinion, as of such date, the Consideration to be issued and paid by

MUDS and Acquisition Sub in the Proposed Transaction pursuant to the Purchase Agreement was fair, from a financial point of view, to MUDS. In the portions of this joint proxy statement/prospectus addressing the Opinion:
•
The term “Proposed Transaction” refers to the acquisition by Acquisition Sub of the Hycroft business.

•
The term “Consideration” refers to (i) the repayment by or at the direction of Acquisition Sub, on behalf of Seller, of the First Lien Notes and the Jacobs Note, (ii) the assumption by MUDS of not more than $80,000,000 in aggregate principal amount of New Subordinated Notes, (iii) the acquisition by Acquisition Sub of any Excess Notes and the 1.5 Lien Notes in exchange for the Excess Notes Share Payment and the Excess Notes Cash Payment Amount, if any (together, the “Excess Notes Consideration”), and the 1.5 Lien Share Payment and the 1.5 Lien Cash Payment Amount, if any (together, the “1.5 Lien Consideration”), respectively (and the subsequent transfer of such Excess Notes and 1.5 Lien Notes to Seller for cancellation), and (iv) the issuance by MUDS to Seller of the purchase shares.

•
The term “Ancillary Transactions” refers to (i) the conversion of certain subsidiaries of Seller to limited liability companies, (ii) the issuance by MUDS of shares of MUDS Class A common stock at a price of $10.00 per share of MUDS Class A common stock in the private investment, (iii) the exchange of the 1.25 Lien Notes for New Subordinated Notes, (iv) the conversion of the Second Lien Notes into Seller common stock (the “conversion”), (v) the consummation of the transactions contemplated by the Forward Purchase Contract, (vi) the surrender by sponsor of the Surrendered Shares, (vii) the assumption by MUDS of the Sprott Credit Agreement and the funding of the applicable amount thereunder, and (viii) the transactions contemplated by the Sprott Royalty Agreement.

The full text of Duff & Phelps’ opinion is included as Annex M to this joint proxy statement/prospectus and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps. The summary of Duff & Phelps’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The opinion was furnished for the benefit of the MUDS Board (in its capacity as such) in connection with the MUDS Board’s consideration of the Proposed Transaction, and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Neither Duff & Phelps’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be or constitutes a recommendation to any stockholder of MUDS as to how such holder should act with respect to the Proposed Transaction.
Duff & Phelps’ opinion (i) did not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) other than assuming the consummation thereof in accordance with the terms set forth in the Purchase Agreement, did not address any Ancillary Transaction or any other transaction related to the Proposed Transaction; (iii) was not a recommendation as to how the MUDS Board or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction, any Ancillary Transaction or any other related transaction, and (iv) did not indicate that the Consideration being issued and paid was the best possibly attainable under any circumstances; instead, it merely stated whether the Consideration was within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction, any Ancillary Transaction or any other related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion was based. With MUDS’ consent, Duff & Phelps evaluated the fairness, from a financial point of view, to MUDS of the Consideration to be issued and paid by MUDS and Acquisition Sub in the Proposed Transaction as though all of the Consideration was being issued and paid by MUDS and the Hycroft business was being acquired by MUDS.
In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:
•
Reviewed the following documents:

•
MUDS’ prospectus on Form S-1 filed with the SEC on January 16, 2018; the annual report and audited financial statements on Form 10-K filed with the SEC for the year ended December 31, 2018 and MUDS’ unaudited interim financial statements as of, and for three and nine months ended, September 30, 2019 included in MUDS’ Form 10-Q filed with the SEC;

•
Internal documents relating to the history, current operations, and probable future outlook of MUDS and Seller, including financial projections provided to Duff & Phelps by management of Seller (the “Projections”);

•
The Feasibility Study;

•
A letter dated January 13, 2020 from the management of MUDS, which made certain representations as to certain information and assumptions regarding MUDS and Seller; and

•
Documents related to the Proposed Transaction, including a substantially final copy, received by Duff & Phelps on January 12, 2020, of the Purchase Agreement;

•
Discussed the information referred to above and the background and other elements of the Proposed Transaction with the managements of MUDS and Seller;

•
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, and including, solely for informational purposes, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions
In performing its analyses and rendering its opinion with respect to the Proposed Transaction, Duff & Phelps, with MUDS’ consent:
•
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including MUDS management and Seller management, and did not independently verify such information;

•
Relied upon the fact that the MUDS Board and MUDS have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction had been duly, validly and timely taken;

•
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•
Assumed that information supplied and representations made by MUDS management and Seller management were substantially accurate regarding MUDS, Seller and the Proposed Transaction;

•
Assumed that all permits necessary for the operation of the Hycroft business had been or would be obtained in a timely manner;

•
Assumed that the representations and warranties made in the Purchase Agreement were substantially accurate;

•
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conformed in all material respects to the drafts reviewed;

•
Assumed that there had been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of MUDS or Seller since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there was no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•
Assumed that all of the conditions required to implement the Proposed Transaction and the Ancillary Transactions would be satisfied and that the Proposed Transaction and the Ancillary Transactions would be completed in accordance with the Purchase Agreement, without any amendments thereto or any waivers of any terms or conditions thereof, and in accordance with other documentation describing the Proposed Transaction provided to Duff & Phelps by management of MUDS and further assumed that 100% of the Second Lien Notes would be converted into Seller common stock in the conversion; and

•
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction and the Ancillary Transactions would be obtained without any adverse effect on MUDS, Seller, the Hycroft business or the contemplated benefits expected to be derived in the Proposed Transaction.

In addition, in performing its analyses and rendering its opinion with respect to the Proposed Transaction, Duff & Phelps, at MUDS’ direction, assumed that (i) the trust account balance of MUDS per share and recent trading prices of MUDS common stock provided a reasonable basis upon which to evaluate MUDS common stock, MUDS and the purchase shares, (ii) the value of the debt to be repaid or acquired in connection with the Proposed Transaction was equal to the amount of cash and the value of the shares of MUDS common stock issued or paid by MUDS and Acquisition Sub to pay off or acquire such debt, (iii) the Excess Notes Consideration and the 1.5 Lien Consideration would consist solely of the Excess Notes Share Payment and the 1.5 Lien Share Payment and (iv) any adjustment to the purchase shares pursuant to the Purchase Agreement or otherwise would not be material to Duff & Phelps’ analyses or its opinion.
To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based prove to be untrue in any material respect, the opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.
Duff & Phelps prepared its opinion effective as of the date of such opinion. Duff & Phelps’ opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion, and Duff & Phelps disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date of the opinion.
Duff & Phelps did not evaluate MUDS’ or Seller’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of MUDS or Seller, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from MUDS’ perspective, that could, under the circumstances, be negotiated among the parties to the Purchase Agreement and the Proposed Transaction, or (iii) advise the MUDS Board or any other party with respect to alternatives to the Proposed Transaction.
Duff & Phelps did not express any opinion as to the market price or value of MUDS common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of MUDS’, Seller’s or any other party’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of MUDS’ officers, directors, or employees, or any class of such persons, relative to the Consideration in the Proposed Transaction, or with respect to the fairness of any such compensation.
Summary of Material Financial Analyses by Duff & Phelps
Set forth below is a summary of the material financial analyses performed by Duff & Phelps in connection with providing its opinion to the MUDS Board. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the MUDS Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither its opinion nor Duff & Phelps’ underlying analysis is susceptible to partial analysis or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps’ analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it in rendering its opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.
The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses undertaken by Duff & Phelps. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.
Implied Enterprise Value of the Consideration.   Taking into account the closing price per share of MUDS Class A common stock of $10.36 on January 10, 2020, the last completed trading day prior to the meeting of the MUDS Board held on January 13, 2020 at which the MUDS Board approved the Proposed Transaction, the value per share of MUDS Class A common stock of the trust account of approximately $10.36 as of December 31, 2019, and estimates provided by MUDS management regarding the number of shares of MUDS common stock to be issued in the Proposed Transaction and the amount of the debt and royalty obligations related to the Hycroft business to be assumed, acquired or repaid in the Proposed Transaction, Duff & Phelps calculated an implied enterprise value for the Consideration to be issued and paid in the Proposed Transaction pursuant to the Purchase Agreement of $596.1 million, based on the value per share of MUDS Class A common stock of the trust account, and $596.4 million, based on the closing price per share of MUDS Class A common stock on January 10, 2020.
Discounted Cash Flow Analysis of the Hycroft Business.   Duff & Phelps performed a discounted cash flow analysis of the Hycroft business by calculating the estimated net present value of the projected free cash flows of the Hycroft business. For purposes of this analysis, Duff & Phelps took into account the Projections provided by Seller management and approved for use in Duff & Phelps’ analyses by MUDS management, which reflected an economic life of the assets comprising the Hycroft business through 2053 and no terminal value, and Seller management’s 2020 budget for the Hycroft business. For purposes of this analysis, Duff & Phelps applied gold and silver prices taking into account publicly available gold and silver price forecasts as of December 31, 2019. In addition, for purposes of this analysis, Duff & Phelps applied discount rates ranging from 16.0% to 18.0%, taking into account an estimate of the Hycroft business’s weighted average cost of capital. The discounted cash flow analyses indicated an implied enterprise value reference range for the Hycroft business of approximately $590.5 million to $693.6 million, as compared to the implied enterprise value for the Consideration to be issued and paid in the Proposed Transaction pursuant to the Purchase Agreement of $596.1 million, based on the value per share of MUDS Class A common stock of the trust account, and $596.4 million based on the closing price per share of MUDS Class A common stock on January 10, 2020.

Additional Information
Selected Companies Analysis of the Hycroft Business.   Solely for informational purposes, Duff & Phelps reviewed certain financial information for selected public companies that Duff & Phelps deemed relevant. The selected public companies were selected because they were deemed to be similar to the Hycroft business in one or more respects, including the nature of the business, size or location of the assets. The financial data reviewed included:
•
Enterprise value as a multiple of reserves as of December 31, 2019 on a contained gold equivalent ounce basis; and

•
Enterprise value as a multiple of reserves and resources as of December 31, 2019 on a contained gold equivalent ounce basis.

Enterprise value means, generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company), plus the amount of debt outstanding, preferred stock and non-controlling interests, and less the amount of cash and cash equivalents on its balance sheet. Enterprise values used in the selected companies analysis were calculated using the closing price of the common stock of the selected companies as of December 31, 2019 and, with respect to the Hycroft business, the implied value of the Consideration.
The selected companies, and corresponding financial data for the selected companies and the Hycroft business, were:
	Enterprise Value / Contained Gold Equivalent Ounce.
	Reserves (US$/oz)	Reserves & Resources (US$/oz)
Alio Gold Inc.	$21.2	$11.4
Argonaut Gold Inc.	39.1	17.1
Bullfrog Gold Corp.	nm	22.7
Corvus Gold Inc.	nm	50.9
Gold Standard Ventures Corp	175.1	79.7
Liberty Gold Corp.	nm	37.3
McEwen Mining Inc.	655.3	6.3
Orla Mining Ltd	160.7	18.4
Scorpio Gold Corporation	7.7	5.1
Victoria Gold Corp.	172.0	103.2
Hycroft business	33.1	19.2

“nm” refers to not meaningful figure
Selected Transactions Analysis of the Hycroft Business.   Solely for informational purposes, Duff & Phelps reviewed certain financial information for selected transactions involving target businesses or assets that Duff & Phelps deemed relevant. The selected transactions were selected because they involved target businesses or assets deemed similar to the Hycroft business in one or more respects, including the nature of the business, size or location of the assets. The financial data reviewed included:
•
Transaction value as a multiple of reserves on a contained gold equivalent ounce basis; and

•
Transaction value as a multiple of reserves and resources on a contained gold equivalent ounce basis.

Transaction values used in the selected transactions analysis were calculated on an enterprise value basis based on the value of the consideration in the announced transactions and other publicly available information at the time of the announcement and, with respect to the Hycroft business, the implied enterprise value of the Consideration.

The selected transactions, and corresponding financial data for the selected transactions and the Hycroft business, were:
			Transaction Value / Contained Gold Equivalent Ounce
Target Asset(s)	Acquiror	Date Announced	Reserves (US$/oz)	Reserves & Resources (US$/oz)
Denton-Rawhide, NV	EMX Royalty Corp.	12/19/2019	$69.7	$44.5
Lincoln Hill-Gold Ridge, Wilco, NV	Coeur Mining, Inc.	10/16/2018	nm	6.4
Bald Mountain, NV	Kinross Gold Corp.	10/2/2018	18.3	5.5
Florida Canyon, NV	Alio Gold Inc.	3/19/2018	nm	21.0
Railroad-Pinion, NV	Gold Standard Ventures Corporation	3/31/2017	nm	0.4
Spring Valley, NV	Waterton Global Resource Management	11/12/2015	nm	31.0
Mount Hamilton, NV	Waterton Nevada Splitter LLC	6/10/2015	49.1	31.2
Hycroft business			33.1	19.2

“nm” refers to not meaningful figure
Other Matters
Duff & Phelps is the premier global valuation and corporate finance advisor with expertise in complex valuation, dispute and legal management consulting, M&A, restructuring, and compliance and regulatory consulting. Since 2005, Duff & Phelps has rendered over 922 fairness opinions in transactions aggregating more than $369 billion and is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.
Duff & Phelps was retained by MUDS to provide an opinion to the MUDS Board as to the fairness, from a financial point of view, to MUDS of the Consideration to be issued and paid by MUDS and Acquisition Sub in the Proposed Transaction. Pursuant to the terms of its engagement, Duff & Phelps became entitled to a fee of $400,000 for its services, $200,000 of which was previously paid in connection with its engagement and the remainder of which became payable upon Duff & Phelps informing the MUDS Board that it was prepared to deliver its opinion. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in its opinion or whether the Proposed Transaction is successfully consummated. Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of its opinion. MUDS has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and reasonable fees and expenses of counsel, consultants and advisors retained by Duff & Phelps in connection with the engagement. MUDS has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.
Other than this engagement, during the two years preceding the date its opinion was delivered, Duff & Phelps provided and continues to provide certain portfolio valuation advisory services to certain affiliates of MUDS and Seller for which it has received aggregate consideration during the last two years of less than $150,0000.
Opinion of Seller’s Financial Advisor
Seller retained Greenhill to act as its financial advisor in connection with the business combination. At the January 13, 2020 meeting of the Seller Board held to evaluate the business combination, Greenhill rendered an oral opinion, confirmed by subsequent delivery of a written opinion dated January 13, 2020, to the effect that, as of such date and subject to and based on the various assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth therein, the Aggregate Acquisition Consideration to be received by Seller, together with the assumption by MUDS of the Assumed New Subordinated Notes was fair, from a financial point of view, to Seller.

The full text of Greenhill’s written opinion, dated January 13, 2020, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Greenhill in rendering its opinion, is attached as Annex N to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of Greenhill’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are urged to read Greenhill’s opinion carefully and in its entirety. Greenhill’s opinion is solely for the information of the Seller Board, in its capacity as such, and addresses only the fairness from a financial point of view to Seller of the Aggregate Acquisition Consideration, together with the assumption by MUDS of the Assumed New Subordinated Notes, to be received by Seller pursuant to the Purchase Agreement, as of the date of the opinion. Greenhill’s opinion does not express any view or opinion as to any other terms or aspect of the Purchase Agreement or the business combination or any agreement or instrument contemplated by the Purchase Agreement or entered into or amended in connection with the business combination, including as to the fairness of the business combination to, or any consideration to be received in connection with the business combination, directly or indirectly, by holders of any class of securities (including Seller common stock or any Seller warrant), any creditors or any constituencies of Seller, or the allocation of such consideration among such securityholders, creditors or constituencies. Greenhill did not express any view or opinion as to the impact of the business combination on the solvency or the viability of Seller or MUDS or their ability to pay their respective obligations when they come due. Greenhill was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision to proceed with or effect the business combination or any related transactions, or the relative merits of the business combination as compared to other potential strategies or transactions that may be available to Seller. Greenhill’s opinion is not intended to and does not address the amount or nature of any compensation to any officers, directors or employees of any party to the business combination or related transactions, or any class of such persons, relative to the Aggregate Acquisition Consideration together with the assumption by MUDS of the Assumed New Subordinated Notes, or with respect to the fairness of any such compensation. Furthermore, Greenhill expressed no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and Greenhill assumes that opinions, counsel and interpretations regarding such matters have been or would be obtained from appropriate professional sources. Greenhill’s opinion was approved by its Fairness Committee. Greenhill’s opinion is not intended to be and does not constitute a recommendation to the members of the Seller Board as to whether they should approve the business combination or the Purchase Agreement or take any other action in connection therewith, nor does it constitute a recommendation as to how any stockholder of Seller should vote or otherwise act with respect to the business combination.
Greenhill was not asked to and did not provide advice concerning the structure, the specific amount of consideration, or any other aspects of the business combination, or to provide services other than the delivery of its opinion. Greenhill was not requested to and did not solicit any expressions of interest from any other parties with respect to any alternative transaction. Greenhill was not requested to and did not participate in the discussions or negotiations with respect to the terms of the business combination. Consequently, Greenhill assumed that such terms are the most beneficial terms from Seller’s perspective that could under the circumstances be negotiated among the parties to the business combination, and no opinion was expressed as to whether any alternative transaction might produce consideration for Seller in an amount in excess of the Aggregate Acquisition Consideration, together with the assumption by MUDS of the Assumed New Subordinated Notes.
In arriving at its opinion, Greenhill, among other things, has:
1.
reviewed the draft of the Purchase Agreement dated January 13, 2020 and certain related documents, including: the Term Sheet dated December 10, 2018, by and between Seller and MUDS; the letter agreement dated October 4, 2019, by and between Seller and MUDS; the Sprott Credit Agreement; a draft of the Exchange Agreement dated January 6, 2020; a draft of the 1.25 Lien Exchange Agreement dated January 13, 2020; a draft of the Second Lien Conversion Agreement dated January 13, 2020; a draft of the Letter Agreement dated January 13, 2020, by and between Seller, MUDS and Acquisition Sub (the “Parent Sponsor Letter Agreement”); a draft of the Subscription/Backstop Agreements dated January 13, 2020; and a draft form of the Sprott Royalty Agreement provided by Seller on January 12, 2020 (such Sprott Royalty Agreement, collectively with the Exchange Agreement, the 1.25 Lien Exchange Agreement, the Second Lien

Conversion Agreement, the Parent Sponsor Letter Agreement, the Subscription/Backstop Agreements and the Sprott Royalty Agreement, the “Transaction Documents”);
2.
reviewed audited financial statements of Seller for the fiscal year ended December 31, 2018 and unaudited financial statements of Seller for the eleven months ended November 30, 2019 (the “2019 Unaudited Financial Statements”) and certain other business and financial information relating to Seller, in each case provided to Greenhill by Seller;

3.
reviewed the Feasibility Study;

4.
reviewed certain publicly available financial statements of MUDS dated September 25, 2017, December 31, 2018, and September 30, 2019 and certain other publicly available business and financial information relating to MUDS;

5.
reviewed certain information, including financial forecasts and other financial and operating data, concerning Seller supplied to or discussed with Greenhill by the management of Seller, including financial forecasts relating to Seller and valuations derived on a stand-alone, net present value basis for Seller comprised of an unlevered discounted cash flow analysis for (a) the mining asset, (b) corporate costs, and (c) the Sprott Royalty Agreement at a discount rate consistent with the Feasibility Study (the “Base Case NPV Analysis”) in each case prepared by the management of Seller and approved for Greenhill’s use by Seller (collectively, the “Seller Forecasts”);

6.
reviewed a draft presentation on the proposed structure for the business combination dated January 6, 2020 supplied to Greenhill by MUDS;

7.
reviewed a presentation on the transaction structure dated January 2020 supplied to Greenhill by Seller;

8.
reviewed a financial model illustrating various business combination consideration outcomes based on holders of the MUDS common stock exercising redemption rights, (the “Redemption Model”) supplied to Greenhill by Seller on January 3, 2020;

9.
reviewed the Warrant Agreement, dated October 22, 2015, by and between Seller, Computershare Inc., and Computershare Trust Company, N.A., and a related Warrant Representation Letter from Seller dated January 2, 2020;

10.
reviewed certain presentations to the Seller Board concerning the business combination dated September 10, 2018, September 14, 2018, September 24, 2018, November 26, 2019 and December 10, 2019 supplied to Greenhill by Seller;

11.
reviewed a presentation providing an overview of Seller dated October 2019 prepared by Seller;

12.
reviewed a presentation relating to financing scenarios for Seller dated October 8, 2019 prepared by Seller;

13.
reviewed a management presentation dated October 2018 prepared by Seller;

14.
reviewed Seller’s draft Registration Statement on Form S-1 dated August 31, 2018;

15.
discussed the past and present operations and financial condition and the prospects of Seller with senior executives of Seller;

16.
reviewed the historical market prices for the common stock of MUDS;

17.
reviewed the book value of assets of Seller based on the 2019 Unaudited Financial Statements, as provided by Seller and the net plant, equipment and mine development (“PP&E”) and net mineral properties (“Mineral Properties”) of Seller as set forth in Seller’s publicly available balance sheet dated June 30, 2015 (the “Q2 2015 Balance Sheet”);

18.
performed a sensitivity analysis on the Base Case NPV Analysis based on various operational and financial factors that Greenhill deemed appropriate;

19.
compared the Aggregate Acquisition Consideration, together with the assumption by MUDS of the Assumed New Subordinated Notes, with values for Seller derived based on certain financial information and trading valuations of certain publicly traded companies that Greenhill deemed relevant;

20.
compared the Aggregate Acquisition Consideration, together with the assumption by MUDS of the Assumed New Subordinated Notes, with values for Seller derived based on the financial terms, to the extent publicly available, of certain transactions that Greenhill deemed relevant; and

21.
performed such other analyses and considered such other factors as Greenhill deemed appropriate.

In arriving at its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with Greenhill. With respect to the Seller Forecasts, Greenhill assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Seller and relied upon the Seller Forecasts in arriving at its opinion. Greenhill expressed no opinion with respect to the Seller Forecasts or the assumptions upon which they are based. Greenhill made no independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Seller or any other entity, nor was Greenhill furnished with any such evaluation or appraisal. Greenhill assumed that the business combination will be consummated in accordance with the terms set forth in the final, executed Purchase Agreement and the Transaction Documents, which Greenhill further assumed would be identical in all material respects to the latest drafts thereof that Greenhill reviewed, and without waiver or modification of any terms or conditions the effect of which would be in any way meaningful to Greenhill’s analysis. Greenhill further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the business combination will be obtained without any adverse effect on Seller, the business combination or the contemplated benefits of the business combination in any way meaningful to Greenhill’s analysis. Greenhill is not a legal, regulatory, accounting or tax expert and has relied on the assessments made by Seller and MUDS and their respective advisors with respect to such issues. Greenhill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of the written opinion. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise or reaffirm its opinion.
Summary of Greenhill’s Financial Analysis
The following is a summary of the material financial and comparative analyses contained in the presentation that was made by Greenhill to the Seller Board in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses described represent relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Greenhill, the tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of Greenhill’s financial analysis.
Analysis of Aggregate Acquisition Consideration and Assumption of Debt
For purposes of its financial analyses, Greenhill calculated a range of illustrative values of the Aggregate Acquisition Consideration, together with the assumption by MUDS of the Assumed New Subordinated Notes, based on the following: (i) the assumption and retirement of Seller debt by MUDS, including (x) the assumption of $80.0 million of the Assumed New Subordinated Notes, (y) the retirement of the Excess Notes, the principal amount of which was assumed to be nil, and (z) the retirement of the 1.5 Lien Notes, estimated to be $137.0 million; (ii) cash consideration equal to the settlement amounts of the First Lien Notes and the Jacobs Note, estimated to be $125.5 million and $6.8 million, respectively; and (iii) stock consideration ranging between 19.4 million and 21.3 million purchase shares, depending on the amount of third-party equity financing raised by MUDS prior to closing of the business combination (including cash available at MUDS as a result of MUDS public stockholders not exercising their redemption rights). Greenhill assessed the value of the purchase shares based on each of (i) the closing stock price of MUDS on the Nasdaq Stock Market of $10.36 as of January 10, 2020 (the “Market Value Methodology”) and (ii) the value of projected cash on hand at MUDS immediately prior to the consummation of the business combination divided by the total number of shares of MUDS Class A and B common stock expected to be outstanding at such time , in each case, based on the Redemption Model supplied to Greenhill by Seller (the “Cash Value Methodology”).
Greenhill then calculated the value range of Aggregate Acquisition Consideration, together with the Assumption by MUDS of the Assumed New Subordinated Notes, under each of the Market Value Methodology and the Cash Value Methodology based on two redemption scenarios for MUDS public stockholders: (i) redemption by 100% of MUDS public stockholders and (ii) redemption by 0% of MUDS public stockholders, which yielded ranges of approximately $550.0 million to $570.1 million under the Market Value Methodology and approximately $516.3 million to $527.8 million under the Cash Value Methodology, respectively, resulting in an overall implied range of approximately $516.3 million to $570.1 million.
Book Value of Assets
With respect to each of the analyses performed by Greenhill, Greenhill reviewed the book value of Seller’s assets set forth in the 2019 Unaudited Financial Statements. In addition, Greenhill reviewed the book value of Seller’s assets implied by the book value of PP&E and Mineral Properties set forth in the Q2 2015 Balance Sheet, which was the last audited balance sheet of Seller prior to its emergence from bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on October 22, 2015.
Based on the 2019 Unaudited Financial Statements, Seller had $148.7 million in total assets as of November 30, 2019, and based on the Q2 2015 Balance Sheet, Seller had $282.6 million in PP&E and Mineral Properties as of June 30, 2015, yielding a valuation range of $148.7 million to $282.6 million in book value of assets of Seller.
Net Present Value of Seller
With respect to each of the analyses performed by Greenhill, Greenhill reviewed the Seller Forecasts, including the Base Case NPV Analysis provided by management of Seller and approved for Greenhill’s use by Seller. The Seller Forecasts supplied to and utilized by Greenhill are summarized below under “The Business Combination — Certain Seller Projected Financial Information.” In addition, Greenhill calculated the net present value of Seller by substituting the prices of gold and silver (per troy ounce) used by Seller’s management to prepare the Base Case NPV Analysis with prices based on the latest available broker consensus gold and silver prices (the “Consensus Price NPV Analysis”) and the inflation-adjusted gold forward and silver forward prices (the “Forward Price NPV Analysis”), respectively, which prices are summarized in the table below:
	Price Per Troy Ounce
Metric	2020	2021	2022	2023	2024	Long-Term
Gold Price – Management Price	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300
Gold Price – Consensus Price	$1,500	$1,450	$1,438	$1,411	$1,400	$1,388
Gold Price – Inflation-adjusted Forward Price	$1,553	$1,542	$1,530	$1,517	$1,506	$1,506
Silver Price – Management Price	$17.33	$17.33	$17.33	$17.33	$17.33	$17.33
Silver Price – Consensus Price	$17.77	$18.00	$18.23	$17.75	$17.50	$17.50
Silver Price – Inflation-adjusted Forward Price	$18.06	$18.02	$17.96	$17.88	$17.82	$17.82
Greenhill also sensitized each of (i) the Base Case NPV Analysis, (ii) the Consensus Price NPV Analysis and (iii) the Forward Price NPV Analysis over the “life of mine” for higher than expected site general and administrative expenses, sustaining capital costs and potential lower metal recovery percentages resulting from process timing delays due to the implementation of the new and commercially unproven metallurgical process proposed in the Feasibility Study (the “Sensitivity Variables”), which Sensitivity Variables were discussed with management of Seller.

The review and analysis described above yielded the implied net present values of Seller summarized in the table below. For purposes of this analysis and the analyses that follow, “NPV (Base Case — Management Price)” refers to the Base Case NPV Analysis, reflecting the prices of gold and silver used as inputs by management of Seller, “NPV (Base Case — Consensus Price)” refers to the Consensus Price NPV Analysis, “NPV (Base Case — Forward Price)” refers to the Forward Price NPV Analysis, “NPV (Sensitivity Case — Management Price)” refers to the Base Case NPV Analysis as adjusted to reflect the Sensitivity Variables, “NPV (Sensitivity Case — Consensus Price)” refers to the Consensus Price NPV Analysis as adjusted to reflect the Sensitivity Variables and “NPV (Sensitivity Case — Forward Price)” refers to the Forward Price NPV Analysis as adjusted to reflect the Sensitivity Variables.
Metric	Net Present Value
(US dollars in millions)
NPV (Base Case – Management Price)	$1,867
NPV (Base Case – Consensus Price)	$2,179
NPV (Base Case – Forward Price)	$2,556
NPV (Sensitivity Case – Management Price)	$1,331
NPV (Sensitivity Case – Consensus Price)	$1,621
NPV (Sensitivity Case – Forward Price)	$1,976
The preceding six metrics are collectively referred to herein as the “Seller NPV Cases.”
Selected Comparable Company Analysis
Greenhill performed a comparable company analysis which compared selected financial information and trading multiples for Seller to corresponding data for publicly traded companies selected by Greenhill.
Greenhill’s analysis included the following publicly-traded companies (“Selected Companies”):
•
Falco Resources Ltd.;

•
INV Metals Inc.;

•
Midas Gold Corp.; and

•
Orezone Gold Corporation

The Selected Companies were selected because they were companies listed in North America within the precious metals mining industry which, based on Greenhill’s experience and professional judgment, had certain financial, operational or business characteristics that made them sufficiently comparable to Seller for the purposes of the comparison. Although none of the Selected Companies is directly comparable to Seller, Greenhill selected each of the above-listed companies irrespective of their enterprise value because, among other reasons, they are in pre-production stages of development, are not fully financed and their primary commodity is gold. Greenhill further limited its review to companies with publicly disclosed estimates of mineral reserves, a completed or in-process bankable feasibility study, publicly disclosed financing and/or construction timelines, no observable takeover speculation, and comparable net asset value estimates at discount rates applied by third-party equity research analysts that are consistent with the updated Feasibility Study. Greenhill’s analysis was based on publicly available data and information for the Selected Companies.
For each Selected Company, Greenhill calculated the enterprise value (“EV”) as a multiple of net present value (“NPV”), EV as a multiple of gold equivalent resources (“Au Eq. Resources”) and EV as a multiple of gold equivalent reserves (“Au Eq. Reserves”). The multiples resulting from these calculations for each Selected Company are summarized below:
Selected Company	Metric
	EV/NPV	EV/Au Eq. Resources	EV/Au Eq. Reserves
Falco Resources Ltd.	0.19x	$6	$9
INV Metals Inc.	0.04x	$9	$11
Midas Gold Corp.	0.27x	$23	$32
Orezone Gold Corporation	0.13x	$9	$30
The multiple ranges resulting from the preceding analysis are summarized below:
	Selected Companies
Metric	Low	High
EV/NPV	0.04x	0.27x
EV/Au Eq. Resources	$6	$23
EV/Au Eq. Reserves	$9	$32
Greenhill applied such ranges of multiples to each of the Seller NPV Cases and each of Seller’s EV as a ratio of Au Eq. Resources and Seller’s EV as a ratio of Au Eq. Reserves, and, as a result, arrived at low and high implied enterprise values for Seller. The results of this analysis are summarized below:
	Implied Enterprise Value (US dollars in millions)
Metric	Low	High
EV/NPV (Base Case – Management Price)	$75	$504
EV/ NPV (Base Case – Consensus Price)	$87	$588
EV/ NPV (Base Case – Forward Price)	$102	$690
EV/ NPV (Sensitivity Case – Management Price)	$53	$359
EV/ NPV (Sensitivity Case – Consensus Price)	$65	$438
EV/ NPV (Sensitivity Case – Forward Price)	$79	$534
EV/ Au Eq. Resources	$187	$717
EV/ Au Eq. Reserves	$163	$578
Based on the foregoing, Greenhill derived an implied enterprise value range of $53.0 million to $717.0 million based on the low and high implied enterprise values for the Seller.
Precedent Transactions Analysis
Greenhill performed an analysis of selected transactions displayed in the table below (the “Precedent Transactions”) in the mining sector that in Greenhill’s experience and professional judgment were relevant for its analysis. This analysis was based on publicly available information. None of these Precedent Transactions or associated companies is identical to the business combination or Seller. Accordingly, Greenhill’s analysis of the Precedent Transactions necessarily involved complex considerations and judgments relating to the size of the mineral deposit, commodity mix, grade and expected metal recoverability that would necessarily affect the implied enterprise value of Seller versus the values of the companies in the Precedent Transactions. In evaluating and selecting relevant Precedent Transactions, Greenhill reviewed transactions involving target companies in pre-production stages of development, and whose primary commodity was gold. In addition, Greenhill limited its review to transactions that were publicly announced since January 1, 2012, at which time observed gold prices were approximately in line with spot trading levels as of the date of Greenhill’s opinion, and transactions featuring total consideration greater than $100.0 million in cash, shares or a combination thereof.
Announcement Date	Target	Acquiror
September 23, 2019	Barkerville Gold Mines Ltd.	Osisko Gold Royalties Ltd.
August 26, 2019	Echo Resources Limited	Northern Star Resources Limited
June 21, 2018	Dalradian Resources Inc.	Orion Resource Partners
November 7, 2017	AuRico Metals Inc.	Centerra Gold Inc.
October 25, 2017	NewCastle Gold Ltd.	Trek Mining Inc.
June 28, 2017	Avnel Gold Mining Limited	Endeavor Mining Corporation
February 28, 2016	Amara Mining Plc	Perseus Mining Limited
October 21, 2014	Fruta del Norte Project	Lundin Gold Inc.
May 31, 2013	Rainy River Resources Ltd.	New Gold Inc.
October 15, 2012	Prodigy Gold Inc.	Argonaut Gold Inc.
April 27, 2012	Trelawney Mining and Exploration Inc.	IAMGOLD Corporation
For each Precedent Transaction, Greenhill calculated EV as a multiple of NPV (where available) and EV as a multiple of Au. Eq. Resources (inclusive of Au. Eq. Reserves). The multiples resulting from these calculations for each Precedent Transaction are summarized below:
Announcement Date	Target	Acquiror	EV/NPV	EV/ Au. Eq. Resources
September 23, 2019	Barkerville Gold Mines Ltd.	Osisko Gold Royalties Ltd.	0.36x	$50
August 26, 2019	Echo Resources Limited	Northern Star Resources Limited	Not Available	$61
June 21, 2018	Dalradian Resources Inc.	Orion Resource Partners	0.39x	$40
November 7, 2017	AuRico Metals Inc.	Centerra Gold Inc.	Not Available	$37
October 25, 2017	NewCastle Gold Ltd.	Trek Mining Inc.	0.43x	$34
June 28, 2017	Avnel Gold Mining Limited	Endeavor Mining Corporation	0.21x	$18
February 28, 2016	Amara Mining Plc	Perseus Mining Limited	Not Available	$12
October 21, 2014	Fruta del Norte Project	Lundin Gold Inc.	Not Available	$24
May 31, 2013	Rainy River Resources Ltd.	New Gold Inc.	0.50x	$35
October 15, 2012	Prodigy Gold Inc.	Argonaut Gold Inc.	0.47x	$43
April 27, 2012	Trelawney Mining and Exploration Inc.	IAMGOLD Corporation	0.51x	$74
Greenhill derived the EV/NPV multiple range by selecting the lowest and highest available EV/NPV multiples resulting from the preceding analysis to determine the low and high ends of the range, respectively. In determining the applicable range of EV/Au. Eq. Resources multiples, Greenhill accounted for such factors as size of the mineral deposit, commodity mix, grade and expected metal recoverability based on its experience and professional judgment. Specifically, Greenhill determined that the lowest EV/Au. Eq.

Resources (inclusive of Au. Eq. Reserves) multiple resulting from the preceding analysis had the closest deposit size, as measured by Au. Eq. Resources (inclusive of Au. Eq. Reserves) to Seller. Consequently, this multiple served as the low end of the range.
Additionally, Greenhill determined the high end of the range by calculating the mean of all EV/Au. Eq. Resources (inclusive of Au. Eq. Reserves) multiples in order to, among other things, attenuate the impact of certain anomalous Precedent Transactions and further emphasize Precedent Transactions where the target’s flagship asset was further along in its development cycle and had completed a bankable feasibility study, which Precedent Transactions were, in Greenhill’s professional judgment, relevant for its analysis.
The resulting multiple ranges are summarized below:
Precedent Transactions
Metric	Low	High
EV/NPV	0.21x	0.51x
EV/ Au. Eq. Resources (inclusive of Au. Eq. Reserves)	$12	$39
Greenhill applied such ranges of multiples to each of the Seller NPV Cases and Seller’s EV as a ratio of its Au. Eq. Resources (inclusive of Au. Eq. Reserves), and, as a result, arrived at low and high implied enterprise values for Seller. The results of this analysis are summarized below:
Metric	Implied Enterprise Value (US dollars in millions)
	Low	High
EV/NPV (Base Case – Management Price)	$392	$952
EV/ NPV (Base Case – Consensus Price)	$458	$1,111
EV/ NPV (Base Case – Forward Price)	$537	$1,304
EV/ NPV (Sensitivity Case – Management Price)	$279	$679
EV/ NPV (Sensitivity Case – Consensus Price)	$340	$827
EV/ NPV (Sensitivity Case – Forward Price)	$415	$1,008
EV/ Au Eq. Resources (inclusive of Au. Eq. Reserves)	$374	$1,216
Based on the foregoing, Greenhill derived an implied enterprise value range of $279.0 million to $1,304.0 million based on the low and high implied enterprise values for the Seller.
General
The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill, but simply describes, in summary form, the material analyses that Greenhill conducted in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Greenhill did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Greenhill considered the totality of the factors and analyses performed in determining its opinion. Accordingly, Greenhill believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Greenhill based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Analyses based on forecasts or projections of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties or their advisors. Accordingly, Greenhill’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated or implied. Moreover, Greenhill’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. In addition, no company or transaction used in Greenhill’s analysis as a comparison is directly comparable to Seller or the business combination. Because these analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, none of Seller or Greenhill or any other person assumes responsibility if future results are materially different from those forecasts or projections.
The Aggregate Acquisition Consideration payable pursuant to the Purchase Agreement, together with the assumption by MUDS of the Assumed New Subordinated Notes, was determined through arms’ length negotiations between Seller and MUDS and was approved by the Seller Board. Greenhill did not recommend any specific amount of consideration to Seller or the Seller Board or that any specific amount of consideration constituted the only appropriate consideration for the business combination. Greenhill’s opinion did not in any manner address the underlying business decision to proceed with or effect the business combination.
Greenhill has acted as financial advisor to Seller in connection with the business combination. During the two years preceding the date of its opinion, Greenhill had not been engaged by, performed any services for or received any compensation from Seller or any other parties to the business combination or their respective affiliates (other than any amounts that were paid to Greenhill under the letter agreement pursuant to which Greenhill was retained as a financial advisor to Seller in connection with the business combination). Under the terms of Greenhill’s engagement with Seller, Seller has agreed to pay Greenhill a fee for rendering its opinion equal to $750,000. The fee is not contingent upon the consummation of the business combination or any conclusion set forth in Greenhill’s opinion. In addition, Seller agreed to indemnify Greenhill for certain liabilities arising out of its engagement.
Greenhill is an internationally recognized investment banking firm regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Seller selected Greenhill as its financial advisor in connection with the business combination on the basis of Greenhill’s experience in similar transactions, its reputation in the investment community and its familiarity with the mining business.
Greenhill’s opinion was one of the many factors considered by the Seller Board in its evaluation of the business combination and should not be viewed as determinative of the views of the Seller Board with respect to the business combination.
Satisfaction of 80% Test
It is a requirement under the existing charter and NASDAQ listing requirements that the business or assets acquired in MUDS’ initial business combination have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for MUDS’ initial business combination. As of January 13, 2020, the date of the execution of the Purchase Agreement, the fair value of marketable securities held in the trust account was approximately $215,731,453 and 80% thereof represents approximately $172,585,162. The MUDS Board considered all of the factors described above and the fact that the aggregate consideration for the Hycroft business was the result of arm’s length negotiation with Seller. As a result, the MUDS Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the trust account (excluding any taxes payable on the interest earned on the trust account). In light of the financial background and experience of the members of MUDS’ management team and the MUDS Board, the Board believes that the members of the management team and the MUDS Board are qualified to determine whether the business combination meets the 80% asset test.
Certain Seller Projected Financial Information
Seller prepared certain unaudited projected financial information that was made available to MUDS and to Greenhill, for Greenhill’s use and reliance in connection with its financial analyses and opinion summarized above under the section entitled “The Business Combination — Opinion of Seller’s Financial Advisor,” in connection with the evaluation of the business combination and to Duff & Phelps for purposes of providing financial advice to the MUDS Board. The unaudited projected financial information of Seller was provided by Seller’s management based on assumptions that Seller’s management believed were reasonable and that reflected Seller’s management’s best available estimate of cash outflow and cash inflow relating to Seller of the 34 year life-of-mine (“LOM”). The unaudited projected financial information of Seller presented in this joint proxy statement/prospectus was prepared by Seller’s management and the qualified persons, as defined in subpart 1300 of Regulation S-K promulgated by the SEC, that prepared the Hycroft Technical Report and was prepared in connection with, and, subject to certain adjustments described herein, forms a part of, the Hycroft Technical Report. The information contained in the Feasibility Study provided to MUDS, Greenhill and Duff & Phelps was prepared in compliance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects and was substantially similar to the information contained in the Hycroft Technical Report which was prepared in accordance with subpart 1300 of Regulation S-K.The inclusion of this unaudited projected financial information should not be regarded as an indication that any of MUDS, the MUDS Board, Seller, Seller’s Board, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, and this unaudited projected financial information should not be relied upon as such.
The unaudited projected financial information is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for or against the business combination but is being included because this unaudited projected financial information was provided to MUDS, in connection with its evaluation of the business combination and to Duff & Phelps for purposes of providing financial advice to the MUDS Board and to Greenhill in connection with its evaluation of the business combination and providing financial advice to the Seller Board.
As a result, the projected results may not be realized and the actual results may be significantly higher or lower than estimated. Since the unaudited projected financial information covers multiple years, that information by its nature becomes less predictive with each successive year. The unaudited projected financial information was also based on numerous variables and assumptions. Such assumptions are inherently uncertain and may be beyond the control of Seller. Important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Seller’s industry and business (including a decline in gold and silver prices, a decrease in reserves, a reduction to the recoverability of gold and silver due to unforeseen metallurgical or processing issues, new environmental or other governmental regulations and increases in estimated costs due to among things, changes to input commodity prices and labor costs, availability of labor, power, transportation, equipment and infrastructure. and other factors described under the captions “Risk Factors — Risks Related to Seller’s Industry”, “— Risks Related to the Hycroft Business” and “Cautionary Note Regarding Forward-Looking Statements.” You are encouraged to review the risks and uncertainties described under these captions in this proxy statement/prospectus. The unaudited projected financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of projected financial information. Seller’s independent registered public accounting firm has not compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on the information or its achievability.
In August 2019, November 2019 and December 2019, Seller provided MUDS, Greenhill and Duff & Phelps, respectively, with financial forecasts relating to Seller and valuations derived on a stand-alone, net present value basis for Seller comprised of an unlevered discounted cash flow analysis for the Hycroft Mine, corporate costs, and the cost of the Sprott Royalty Agreement at a discount rate consistent with the Hycroft Technical Report. The financial forecasts for the Hycroft Mine are reflected in the financial model included as Table 19-6 in the Hycroft Technical Report. The financial model projects the net cash flow and cumulative net cash flow for each year of the 34 year LOM and for the total LOM. The forecasts contained in the financial model do not assume any conversion of mineral resources to mineral reserves. Metal sales prices used in preparing the financial model are $1,300 per ounce for gold and $17.33 per ounce for silver, based on long-term consensus prices for gold and silver, respectively, used by precious metals analysts as of the date of the Hycroft Technical Report and as provided therein. These projections are summarized in the table below. See “Cautionary Note Regarding Forward-Looking Statements” and Table 19-6 of the Hycroft Technical Report, filed herewith as Exhibit 96.1.
The chart below presents LOM free cash flow projected by Hycroft to be generated by the Hycroft Mine over the 34 year LOM as presented in the Hycroft Technical Report, also using sale prices per ounce of $1,300 for gold and $17.33 for silver. See “Cautionary Note Regarding Forward-Looking Statements” section and Table 19-6 of the Hycroft Technical Report, filed herewith as Exhibit 96.1 for more detail on the line item components of the unlevered free cash flow estimates presented.

Free Cash Flow ($ mm)
Cumulative FCF ($ mm)
$5,062
($20)
$50
$118
($17)
$86
($12)
$72
$348
$169
$240
$224
$123
$293
$157
$52
$64
$61
$111
$197
$176
$282
$112
$164
$116
$61
$93
$94
$286
$72
$186
$264
$485
$390
($26)
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
($1,000)
Cumulative Free Cash Flow ($mm)
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
2051
2052
2053

1.
Unlevered free cash flow is defined as after-tax cash flow provided by operating activities, plus changes in operating restricted funds, less capital expenditures.

2.
Unlevered free cash flow is a non-GAAP financial measure. Seller’s projections of unlevered free cash flow are not based on GAAP net income/loss or cash flow provided by operating activities, respectively, and are anticipated to be adjusted to exclude the effects of events or circumstances over the periods presented that are not representative or indicative of Seller’s results of operations and that are not currently determinable. Due to the absence of any current operations and the uncertainty of the likelihood, amount and timing of any such adjusting items, Seller does not have information available, without undertaking unreasonable efforts, to provide a quantitative reconciliation of any projected non-GAAP financial measures at this time.

3.
Unlevered free cash flow is derived from an asset-level analysis of the Hycroft Mine, as provided in the Feasibility Study. The unaudited projected financial information of Seller provided to MUDS, Greenhill and Duff & Phelps also included certain adjustments to the unlevered free cash flow analysis to account for corporate costs and the Sprott Royalty Agreement at the corporate level.

The chart below provides additional cumulative financial projections of all-in-sustaining costs (“AISC”) and free cash flow contained in the Hycroft Technical Report and provided to MUDS and to Greenhill to assist in their respective financial analyses and to Duff & Phelps for purposes of providing financial advice to the MUDS Board. AISC and Unlevered Free Cash Flow are non-GAAP financial measures.
	Years 1 – 5	Years 1 – 10	LOM
Production AuEq (k oz)	908	2,812	12,432
AISC(1)(3) ($ / oz)	$775	$766	$548
Unlevered Free Cash Flow(2)(3)(4) ($ mm)	$123	$786	$5,062
Capital ($ mm)	$225	$491	$758

Source: Hycroft Technical Report

(1)
All-in Sustaining Costs (“AISC”) include total production cash costs to be incurred at Seller’s mining operation, plus sustaining capital expenditures (once the initial capital is spent) and reclamation costs, less revenue generated from silver sales. Additionally, the measure seeks to reflect the full cost of gold production from Seller’s operations, therefore initial expansionary capital is excluded. Certain other cash expenditures, including income tax payments and financing costs are also excluded.

Seller believes that this measure represents the total costs of producing gold from current operations and provides Seller and other stakeholders with additional information of Seller’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows Seller to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
Seller calculates AISC on a gold ounces sold basis, where silver revenue is treated as a reduction in operating costs. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Seller follows the guidance note released by the World Gold Council, which became effective January 1, 2014, in calculating AISC. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
(2)
Unlevered free cash flow is defined as after-tax cash flow provided by operating activities, plus changes in operating restricted funds, less capital expenditures. The non-GAAP financial measure of Free Cash Flow is presented as an indicator of liquidity to determine amounts that can be reinvested in the Seller core business.

(3)
Unlevered free cash flow and AISC are non-GAAP financial measures. Seller’s projections of AISC and free cash flow are not based on GAAP net income/loss or cash flow provided by operating activities, respectively, and are anticipated to be adjusted to exclude the effects of events or circumstances over the periods presented that are not representative or indicative of Seller’s results of operations and that are not currently determinable. Due to the absence of any current operations and the uncertainty of the likelihood, amount and timing of any such adjusting items, Seller does not have information available, without undertaking unreasonable efforts, to provide a quantitative reconciliation of any projected non-GAAP financial measures at this time.

(4)
Unlevered free cash flow is derived from an asset-level analysis of the Hycroft Mine, as provided in the Feasibility Study. The unaudited projected financial information of Seller provided to MUDS, Greenhill and Duff & Phelps also includes certain adjustments to the unlevered free cash flow analysis to account for corporate costs and the Sprott Royalty Agreement at the corporate level.

The base case economic analysis provided in the Hycroft Technical Report indicates that the project has an after-tax Internal Rate of Return (“IRR”) of 148.6%, with a payback period of 2.5 years and with an after-tax Net Present Value (“NPV”) of $2.1 billion at a 5% discount rate. The economics incorporate updated metallurgical test work and operating costs and are based on long-term prices of $1,300 per ounce of gold and $17.33 per ounce of silver. The project economics are sensitive to metal price fluctuations, as demonstrated below:
Case	Metal Prices ($/oz.)		NPV Cumulative Unlevered FCF	NPV@ 5%	NPV @ 10%	After Tax IRR
	Au	Ag	$ Billions	$ Billions	$ Billions
1	$1,200	$16.50	$4.2	$1.7	$0.8	80%
2	$1,300	$17.33	$5.1	$2.1	$1.1	148%
3	$1,400	$18.67	$6.1	$2.6	$1.3	304%
4	$1,500	$20.00	$7.1	$3.0	$1.6	N/A

1.
Downside Price (Reserve Price)

2.
Financial Base Case

3.
Moderate Price

4.
Upside Price

*
Unlevered free cash flow and NPV are derived from an asset-level analysis of the Hycroft Mine, as provided in the Feasibility Study. The unaudited projected financial information of Seller provided to MUDS, Greenhill and Duff & Phelps also included certain adjustments to the unlevered free cash flow and NPV analyses to account for corporate costs and the Sprott Royalty Agreement at the corporate level.

In addition to metal prices, the business is sensitive to capital and operating costs as shown below:
Operating and Capital Cost Sensitivity of the Life-of-Mine Heap Leach Operations (after tax), NPV @ 5% using long-term prices of $1,300 per ounce of gold and $17.33 per ounce of silver
	20% Decrease	10% Decrease	Base Case	10% Increase	20% Increase
Mining Cost	$2.41 billion	$2.25 billion		$1.91 billion	$1.75 billion
Processing Cost	$2.43 billion	$2.26 billion	$2.1 billion	$1.90 billion	$1.72 billion
CapEx	$2.18 billion	$2.13 billion		$2.03 billion	$1.98 billion

1.
Mine plan economics are resilient to small changes in mining and processing costs, due to the lower operating leverage.

2.
Low sensitivity to capital expenditure, due to Seller’s capital-light restart, which leverages existing infrastructure.

3.
Unlevered free cash flow and NPV are derived from an asset-level analysis of the Hycroft Mine, as provided in the Feasibility Study. The unaudited projected financial information of Seller provided to MUDS, Greenhill and Duff & Phelps also includes certain adjustments to the unlevered free cash flow and NPV analyses to account for corporate costs and the Sprott Royalty Agreement at the corporate level.

In addition to the foregoing unaudited projected financial information, Seller also provided MUDS, Greenhill and Duff & Phelps with the following projections of average annual gold and silver production over the LOM, based upon Seller’s mining plan and as set forth in the Hycroft Technical Report.

Production Schedule

Au Production (koz Au)
Ag Production (koz Au Eq.)
Average Production (koz Au Eq.)
95
25
70
198
35
163
293
104
189
273
77
196
348
110
238
312
111
201
324
122
202
519
160
359
400
170
230
451
186
265
467
199
268
362
135
227
527
215
312
378
111
267
376
143
233
2020E
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E - 2052E Avg.

Source: Hycroft Technical Report

- Note: Gold equivalent production calculated assuming \$1,300/oz gold and \$17.33/oz silver; See "Cautionary Note Regarding Forward-Looking Statements."

In addition to the unaudited projected financial information that was made available to MUDS, Greenhill and Duff & Phelps, Seller prepared the following comparison of price to net asset value (“P/NAV”) multiples of Seller and other junior gold and silver producers. As reflected in the base economic case set forth in the Hycroft Technical Report, Seller’s NPV@5% is projected at $2.1 billion using long-term prices of $1,300 per ounce of gold and $17.33 per ounce of silver. When adjusted for the Assumed New Subordinated Notes of $80 million, $70 million of debt expected to be drawn at closing under the Sprott Credit Agreement, the impact on the NPV of the sale of the 1.5% net smelter royalty ($84 million), the NPV of corporate, general and administrative expenses ($121 million) which is not part of the Hycroft Technical Report, and cash on hand after the close of the transaction ($66 million), the Net Asset Value (NAV) is estimated to be approximately $1.8 billion. As in both the no redemption and maximum redemption scenarios, there are estimated to be approximately 50 million shares outstanding (@ $10 per share of HYMC Class A common stock), Seller calculates an implied P/NAV multiple of approximately 0.28x.
This multiple compares to a median multiple of 0.65x for the following group of junior gold and silver producers as of April 17, 2020 reflected in the following chart:
Junior Producer	P/NAV multiple
Wesdome Gold Mines Ltd.	1.04x
Pretium Resources, Inc.	1.03x
SSR Mining Inc.	1.01x
Equinox Gold Corp.	0.75x
Asanko Gold Inc.	0.73x
Resolute Mining Ltd.	0.71x
Torex Gold Resources Inc.	0.65x
Perseus Mining Ltd.	0.65x
Golden Star Resources Ltd.	0.60x

Junior Producer	P/NAV multiple
New Gold Inc.	0.55x
Superior Gold Inc.	0.54x
Victoria Gold Corp.	0.52x
Argonaut Gold Inc.	0.36x
Harte Gold Corp.	0.34x
Seller	0.28x
The assumptions that Seller’s management made in preparing the foregoing unaudited projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the unaudited projected financial information involve judgments with respect to, among other things, future gold and silver prices, ore reserves, recovery rates for both gold and silver, future environmental expenditures, input commodity prices and labor costs and availability of labor, power, transportation, equipment and infrastructure, including, among others, risks and uncertainties described under Risk Factors — Risks Related to Seller’s Industry”, “— Risks Related to the Hycroft Business” and “Cautionary Note Regarding Forward-Looking Statements”, beginning on pages 51, 57, and 186, respectively, all of which are difficult to predict and many of which are beyond the control of Seller. The underlying assumptions and projected results may not be realized and actual results differ.
Additionally, although presented with numerical specificity, the unaudited projected financial information with respect to Seller and the Hycroft Mine reflects numerous assumptions and estimates as to future events made by Seller’s management and the qualified persons in preparing the Hycroft Technical Report that Seller’s management believes were reasonably prepared.
You are cautioned not to place undue reliance on the unaudited projected financial information set forth above. No representation is made by Seller or any other person to any stockholders regarding the ultimate performance of HYMC compared to the information included in the above unaudited projected financial information. The inclusion of unaudited projected financial information in this joint prospectus/proxy statement should not be regarded as an indication that this information will be necessarily predictive of actual future events, and this information should not be relied on as such.
The unaudited projected financial information does not take into account any circumstances or events occurring after the date they were prepared, and, except as may be required in order to comply with applicable securities laws, none of Seller or any of its representatives intend to update, or otherwise revise, the unaudited projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. In addition, the unaudited projected financial information does not reflect the impact of the business combination, nor does it take into account the effect of any failure of the business combination to occur.
Interests of Certain Persons in the Business Combination
In considering the recommendation of the MUDS Board to vote for the proposals presented at the MUDS special meeting, including the Business Combination Proposal, you should be aware that aside from their interests as stockholders, sponsor and certain members of the MUDS Board and officers of MUDS have interests in the business combination that are different from, or in addition to, the interests of MUDS’ stockholders generally. These interests include the fact that investment funds affiliated with and managed by Mudrick Capital, of which Jason Mudrick, Chief Executive Officer and a director of MUDS, is the President and David Kirsch, Vice President and a director of MUDS, is Managing Director, currently hold approximately 648,950 shares of Seller common stock, and, as of April 24, 2020, an aggregate of 41.8 million in principal amount of Seller’s First Lien Notes, an aggregate of $57.3 million in principal amount of Seller’s 1.5 Lien Notes, including accrued interest, an aggregate of $84.7 million in principal amount of Seller’s Second Lien Notes, including accrued interest, and an aggregate of $46.5 million in principal amount of Seller’s 1.25 Lien Notes, including accrued interest. In addition, Mudrick Capital has the right to receive any payments made in respect of the phantom shares that were awarded to Mr. Kirsch in his capacity as a non-employee director of the Seller since his appointment to the Seller Board in October 2015, which will result in the payment of approximately $0.5 million in cash to Mudrick Capital in connection with the consummation of the business combination. It is anticipated that Mr. Kirsch will remain on the board of directors of HYMC following the closing of the business combination. Mr. Kirsch did not participate as a director in meetings or votes of the Seller Board related to Seller’s consideration of the business combination and alternative transactions unless specifically requested to do so after acknowledgement and disclosure of his potential conflicts of interest. The MUDS Board was aware of and considered these interests, among other matters, in evaluating and negotiating the business combination and transaction agreements and in recommending to MUDS’ stockholders that they vote in favor of the proposals presented at the MUDS special meeting, including the Business Combination Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the MUDS special meeting, including the Business Combination Proposal.
Please see the sections entitled “The Business Combination — Interests of Certain Persons in the Business Combination” and “Special Meeting of MUDS Stockholders — Recommendation to MUDS’ Stockholders” beginning on pages 140 and 93, respectively, of this joint proxy statement/prospectus for more information.
Potential Purchases of Public Shares
In connection with the stockholder vote to approve the proposed business combination, sponsor, MUDS’ directors or officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the vote to approve the business combination. None of MUDS’ directors or officers or their respective affiliates will make any such purchases when they are in possession of any material non-public information or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgment that such stockholder, although still the record holder of Class A common stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event sponsor, MUDS’ directors or officers or their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the trust account. The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the business combination and satisfying the closing conditions set forth in the Purchase Agreement.
Total HYMC Shares to be Issued in the Business Combination
It is anticipated that there will be approximately 48,442,303 shares issued in connection with the business combination, the private investment, an incremental equity investment, the forward purchase, the underwriting commission issuance and the lender issuance, resulting in approximately 50,057,687 shares of HYMC Class A common stock outstanding immediately following the business combination (assuming the maximum redemption scenario).

Sources and Uses for the Business Combination
The following table summarizes the sources and uses for funding the business combination (all numbers in millions; the sources and uses tables are based on cash and debt balances as of May 29, 2020):
Sources and Uses — No redemption (assuming no redemption of MUDS Class A common stock by public stockholders)
Sources		Uses(3)
Cash in MUDS Trust Account(1)	$96.8	Remaining Cash(4)	$64.0
Opening Cash(2)	$5.0	Opening Cash	$5.0
Private Investment	$3.2	First Lien Notes	$125.5
Sprott Credit Agreement	$70.0	Jacobs Notes	$6.9
Sprott Royalty Agreement	$30.0	Transaction Fees	$13.6
Incremental Equity Investment	$10.0
Total Sources	$215.0	Total Uses	$215.0

(1)
“Cash in MUDS Trust Account” includes proceeds from the forward purchase.

(2)
“Opening Cash” is the anticipated balance on the books of Seller at the consummation of the business combination.

(3)
Assumes no Cash Available for Payment in the exchange.

(4)
“Remaining Cash” is the net cash generated from the business combination that remains on the books of HYMC. Seller estimates that of the Remaining Cash, a range of $30 million to $40 million is anticipated to be used for capital expenditures anticipated to be incurred, including between $30 million and $35 million to be used to construct a new leach pad, $2.5 million to $3.0 million of capital expenditures associated with its crusher system, and approximately $2.5 million of miscellaneous sustaining capital expenditures and non-capital expenditures, with the remainder being used for ongoing general working capital purposes.

Sources and Uses — Maximum redemption (assuming 100% redemption of MUDS Class A common stock by public stockholders)
Sources		Uses(3)
Cash in MUDS Trust Account(1)	$25.0	Remaining Cash(4)	$65.6
Opening Cash(2)	$5.0	Opening Cash	$5.0
Private Investment	$65.0	First Lien Notes	$125.5
Sprott Credit Agreement	$70.0	Jacobs Notes	$6.9
Sprott Royalty Agreement	$30.0	Transaction Fees	$12.0
Incremental Equity Investment	$20.0
Total Sources	$215.0	Total Uses	$215.0

(1)
“Cash in MUDS Trust Account” includes proceeds from the forward purchase.

(2)
“Opening Cash” is the anticipated balance on the books of Seller at the consummation of the business combination.

(3)
Assumes no Cash Available for Payment in the exchange.

(4)
“Remaining Cash” is the net cash generated from the business combination that remains on the books of HYMC. Seller estimates that of the Remaining Cash, a range of $30 million to $40 million is anticipated to be used for capital expenditures anticipated to be incurred, including between $30 million and $35 million to be used to construct a new leach pad, $2.5 million to $3.0 million of capital expenditures associated with its crusher system, and approximately $2.5 million of miscellaneous sustaining capital expenditures and non-capital expenditures, with the remainder being used for ongoing general working capital purposes.

Board of Directors of MUDS Following the Business Combination
Upon the closing of the business combination, the board of directors of HYMC will consist of seven directors, each of whom will be voted upon by MUDS’ stockholders at the MUDS special meeting. Please see the sections entitled “Proposal No. 9 — The Director Election Proposal” and “Management after the Business Combination” of this joint proxy statement/prospectus for additional information.
MUDS Certificate of Incorporation
If the business combination is to be consummated, MUDS will replace the existing charter with the proposed charter. The proposed charter differs materially from the existing charter in a number of ways. For a table setting forth a summary of the proposed principal changes between the existing charter and the proposed charter, please see the section entitled “Proposals 2 Through 8 — The Charter Proposals” of this joint proxy statement/prospectus.
Name; Headquarters
The name of MUDS after the business combination will be “Hycroft Mining Holding Corporation” and its headquarters will be located at Seller’s principal executive offices at 8181 E. Tufts Ave, Suite 510, Denver, CO 80237.
Redemption Rights
If a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, MUDS will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the business combination, including interest not previously released to MUDS to pay its franchise and income taxes, divided by the number of then issued and outstanding public shares; provided that MUDS will not redeem any shares of MUDS Class A common stock issued in the IPO to the extent that such redemption would result in MUDS having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. Due to the private investment and the forward purchase, MUDS believes that the funds to complete the business combination will be readily available if all other conditions to the consummation of the business combination are satisfied. The initial stockholders have agreed to waive their redemption rights with respect to their outstanding founder shares with respect to any public shares they may hold in connection with the business combination. The outstanding founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, as of April 17, 2020, this would have amounted to approximately $10.40 per public share. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the shares of MUDS Class A common stock included in the units sold in the IPO without MUDS’ prior consent.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed MUDS public shares for cash and will no longer own such shares. Such a holder will be entitled to receive cash for its MUDS public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to MUDS’ transfer agent in accordance with the procedures described herein. If the business combination is not consummated, the MUDS public shares will not be redeemed for cash.
There is no specified maximum redemption threshold under the existing charter, other than the aforementioned 15% threshold. Each redemption of shares of MUDS Class A common stock by public stockholders will reduce the amount in the trust account, which held marketable securities with a fair value of approximately $71,848,371 as of April 17, 2020. The Purchase Agreement provides that MUDS’ and Seller’s respective obligations to consummate the business combination are conditioned on (i) immediately prior to the consummation of the business combination, the amount in the trust account and the proceeds from the private investment and the Forward Purchase Contract and available under the Sprott Credit Agreement and the Sprott Royalty Agreement equaling or exceeding $210,000,000, and (ii) immediately after the consummation of the business combination and after payment in respect of all stockholder redemptions, the payoff amount and any payments due to the Excess Noteholders and the 1.5 Lien Noteholders in the exchange, if any, unrestricted and available cash equaling or exceeding $50,000,000. This condition to closing in the Purchase Agreement is for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemption of MUDS Class A common stock by the public stockholder, this condition is not met (or waived), then MUDS or Seller may elect not to consummate the business combination. In addition, in no event will MUDS redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001. Holders of MUDS public warrants do not have redemption rights in connection with the business combination. Please see the section entitled “Special Meeting of MUDS Stockholders” of this joint proxy statement/prospectus for the procedures to be followed if you wish to redeem your shares of MUDS Class A common stock for cash.
Appraisal Rights
Appraisal rights are not available to MUDS’ stockholders in connection with the business combination under Delaware law.
Accounting Treatment
The business combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, for financial reporting purposes, MUDS has been treated as the “acquired” company and Seller has been treated as the “acquirer”. This determination was primarily based on current stockholders of Seller having a relative majority of the voting power of the combined entity, the fact that four of the seven director nominees to the HYMC board of directors are current directors of Seller (and such nominees are therefore expected to comprise a majority of the HYMC board of directors following the business combination), the operations of Seller prior to the acquisition comprising the only ongoing operations of the combined entity and senior management of Seller comprising the majority of the senior management of the combined entity. At any redemption level, including the maximum, Seller’s common stockholders prior to the consummation of the business combination (and after issuance of additional shares of Seller common stock pursuant to the conversion of the Second Lien Notes) and the holders of the Excess Notes and 1.5 Lien Notes receiving shares of MUDS Class A common stock in exchange for their notes, will hold more than 50% at a minimum, and up to approximately 94% at a maximum, of the total shares of MUDS Class A common stock which will be issued and outstanding upon consummation of the business combination.
Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Seller. The net assets of Seller will be stated at historical cost, with no goodwill or other intangible assets recorded.

MATERIAL TAX CONSIDERATIONS
MUDS Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations for beneficial owners of MUDS Class A common stock (together with the public warrants, the “MUDS securities”) relating to the redemption rights for holders of MUDS Class A common stock, and subject to the limitations, qualifications and assumptions described herein and in the opinion filed as Exhibit 8.1 to this Registration Statement, of which this joint proxy statement/prospectus forms a part, constitutes the opinion of Weil, Gotshal & Manges LLP. This discussion only applies to MUDS securities held as capital assets for U.S. federal income tax purposes, and does not describe the tax considerations or all of the tax consequences that may be relevant to beneficial owners of MUDS securities in light of their particular circumstances, including alternative minimum tax consequences, or beneficial owners who are subject to special rules, such as:
•
financial institutions;

•
insurance companies;

•
dealers or traders subject to a mark-to-market method of tax accounting with respect to the MUDS securities;

•
persons holding the MUDS securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

•
persons required under Section 451(b) of the U.S. Tax Code to conform the timing of income accruals to their financial statements;

•
U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•
partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•
holders that are controlled foreign corporations and passive foreign investment companies;

•
U.S. Holders owning or considered as owning 10 percent (measured by the total vote or value of all stock) or more of the MUDS Class A common stock; or

•
tax-exempt entities.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.
This discussion is based on the U.S. Tax Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations all as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes. Each of the foregoing is subject to change, potentially with retroactive effect. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Because the public units (each of which consists of one share of MUDS Class A common stock and one redeemable public warrant, whereby each public warrant entitles the holder thereof to purchase one share of MUDS Class A common stock at an exercise price of $11.50 per share) can be separated into their component parts at the option of the holder, a beneficial owner of a public unit should be treated as the owner of the underlying MUDS securities for U.S. federal income tax purposes. The discussion below with respect to MUDS securities should also apply to holders of public units (as the deemed owner of the underlying MUDS securities).
U.S. Holders
This section applies to you if you are a “U.S. Holder.” A U.S. Holder is a beneficial owner of MUDS securities who or that is, for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the U.S. Tax Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

ALL HOLDERS OF MUDS SECURITIES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.
Redemption of MUDS Class A Common Stock
In the event that a U.S. Holder’s shares of MUDS Class A common stock are redeemed pursuant to the redemption provisions described in this joint proxy statement/prospectus under “The Business Combination — Redemption Rights,” the treatment of the redemption transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the MUDS Class A common stock under section 302 of the U.S. Tax Code. If the redemption qualifies as a sale of the MUDS Class A common stock, the U.S. Holder will be treated in the same manner as described under “— U.S. Holders — Gain or Loss on Sale, Exchange or Other Taxable Disposition of MUDS Class A Common Stock” below. If the redemption does not qualify as a sale of MUDS Class A common stock, the U.S. Holder will be treated as receiving a corporate distribution in an amount equal to the redemption proceeds with similar tax consequences to those described below under “— U.S. Holders — Taxation of Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of MUDS Class A common stock treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder) relative to all of the shares of MUDS Class A common stock outstanding both before and after the redemption. The redemption of MUDS Class A common stock generally will be treated as a sale of the MUDS Class A common stock (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of the U.S. Holder’s interest in MUDS, (ii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder or (iii) is a “substantially disproportionate redemption” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only shares actually owned by the U.S. Holder, but also MUDS Class A common stock that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option (such as the warrants). There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of MUDS Class A common stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the MUDS Class A common stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to and does waive, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares. The redemption of MUDS Class A common stock will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in MUDS. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in MUDS will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” In order to meet the “substantially disproportionate” test, the percentage of outstanding MUDS Class A common stock actually and constructively owned by the U.S. Holder immediately following the redemption of the MUDS Class A common stock must, among other requirements, be less than 80% of the percentage of the outstanding MUDS Class A common stock actually and constructively owned by the U.S. Holder immediately before the redemption. A U.S. Holder should consult with its tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “— U.S. Holders — Taxation of Distributions,” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed MUDS Class A common stock will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other shares constructively owned by such U.S. Holder.
U.S. Holders who actually or constructively own five percent (or, if the MUDS Class A common stock are not then publicly traded, one percent) or more of the outstanding MUDS Class A common stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of shares of MUDS Class A common stock, and such holders should consult with their tax advisors with respect to their reporting requirements.
Taxation of Distributions
A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on the MUDS Class A common stock. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of MUDS’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by MUDS to a corporate U.S. Holder would be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations so long as such corporate U.S. Holder satisfies the holding period requirement for the dividends-received deduction.
Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares as described below under “— U.S. Holders — Gain or Loss on Sale, Exchange or Other Taxable Disposition of MUDS Class A Common Stock”.
With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as such non-corporate U.S. Holder satisfies the holding period requirement of at least sixty days which begins within a certain number of days before the ex-dividend date (see “— U.S. Holders — Gain or Loss on Sale, Exchange or Other Taxable Disposition of MUDS Class A Common Stock” below).
Gain or Loss on Sale, Exchange or Other Taxable Disposition of MUDS Class A Common Stock
Upon a sale, exchange or other taxable disposition of MUDS Class A common stock or warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in the shares of MUDS Class A common stock.
Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the MUDS Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the MUDS Class A common stock described in this joint proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of MUDS securities who or that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership), for U.S. federal income tax purposes.

Generally, for U.S. federal income tax purposes, a non-U.S. Holder is treated as a U.S. Holder if the non-U.S. Holder is a non-resident alien individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of MUDS securities.
Redemption of MUDS Class A Common Stock.   The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s MUDS Class A common stock generally will follow the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s MUDS Class A common stock, as described under “— U.S. Holders — Redemption of MUDS Class A Common Stock” above.
If the redemption of the MUDS Class A common stock is treated as a dividend for a Non-U.S. Holder, such dividend paid or deemed paid to a Non-U.S. Holder in respect of the MUDS Class A common stock generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). If the redemption qualifies as a sale, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to such sale of MUDS Class A common stock unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).
Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
Taxation of Distributions.   In general, any distributions made to a Non-U.S. Holder of shares of MUDS Class A common stock, to the extent paid out of MUDS’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will constitute dividends for U.S. federal income tax purposes. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Non-U.S. Holders — Gain or Loss on Sale, Exchange or Other Taxable Disposition of MUDS Class A Common Stock.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of MUDS Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any dividend that is effectively connected will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Gain or Loss on Sale, Exchange or Other Taxable Disposition of MUDS Class A Common Stock.   A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain realized upon the sale, taxable exchange or other taxable disposition of MUDS Class A common stock without regard to whether those securities were held as part of a unit, unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•
MUDS is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period and either (i) the MUDS Class A common stock ceases to be traded on an established securities market or (ii) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of outstanding MUDS Class A common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. Holder, unless an applicable tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
It is likely MUDS will be treated as a U.S. real property holding corporation after the business combination becomes effective. If the second bullet point above should apply to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of MUDS Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. To the extent the MUDS Class A common stock is not publicly traded on the date the Non-U.S. Holder disposes of its MUDS Class A common stock, gain recognized by such holder on the sale, withholding on such disposition may be required.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding.   Payments of dividends on MUDS Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on MUDS Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds from a sale or other taxable disposition of MUDS Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from a disposition of MUDS Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends

(including constructive dividends) on MUDS Class A common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which MUDS Class A common stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Non-U.S. holders are urged to consult their own tax advisers regarding the effects of FATCA on their investment in our securities.
Seller Material U.S. Federal Income Tax Considerations
The following discussion summarizes certain federal income tax considerations generally applicable to U.S. Holders (as defined below) of Seller common stock relating to (i) Seller’s sale of the Hycroft business in exchange for HYMC Class A common stock, 1.5 Lien Notes and Excess Notes, (ii) the distribution by Seller of HYMC Class A common stock pursuant to the plan of dissolution, and (iii) the receipt of HYMC Class A common stock in connection with a liquidating distribution. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the business combination. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations to such U.S. Holder.
There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and there can be no assurance that the IRS will not take a contrary position or that any contrary position taken by the IRS will not be sustained by a court. No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the business combination. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.
Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the business combination.
Scope of this Disclosure
This summary is based upon the U.S. Tax Code, the Treasury Regulations promulgated thereunder, judicial authorities, published positions of the IRS, and other applicable authorities, all as in effect on the date of this joint proxy statement/prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction. Thus, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the business combination. Except as specifically set forth below, this summary does not discuss any income tax reporting requirements.
Unless otherwise noted, this summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the business combination (whether or not any such transactions are undertaken in connection with the business combination), including, without limitation: (i) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving restricted share units, warrants, options to acquire Seller common stock, or any rights to acquire Seller common stock; (ii) any debt assumption or exchange of notes; and (iii) any transaction other than the business combination.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s circumstances. In particular, this discussion does not address the U.S. federal income tax considerations of the business combination to U.S. Holders that are subject to special provisions under the U.S. Tax Code, including alternative minimum tax consequences, or beneficial owners who are subject to special rules, such as:
•
financial institutions;

•
insurance companies;

•
dealers or traders subject to a mark-to-market method of tax accounting with respect to Seller common stock;

•
persons holding Seller common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•
persons required under Section 451(b) of the U.S. Tax Code to conform the timing of income accruals to its financial statements;

•
U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•
partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•
holders that are controlled foreign corporations and passive foreign investment companies;

•
U.S. Holders owning or considered as owning 10 percent (measured by the total vote or value of all stock) or more of Seller common stock; or

•
tax-exempt entities.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities. Partners of partnerships holding Seller common stock are urged to consult their own tax advisers regarding the specific tax consequences of the business combination.
U.S. Holders
For purposes of this summary, a “U.S. Holder” means a beneficial owner of Seller common stock who is:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the U.S. Tax Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

U.S. Holders are urged to consult their own tax advisers regarding the U.S. federal tax consequences of the business combination in light of their particular circumstances, as well as the tax consequences under U.S. state, U.S. local, and non-U.S. tax law and the possible effect of changes in tax law.
Non-U.S. Holders
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Seller common stock who or that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership), for U.S. federal income tax purposes.

Generally, for U.S. federal income tax purposes, a non-U.S. Holder is treated as a U.S. Holder if the non-U.S. Holder is a non-resident alien individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied.
Except as otherwise specifically noted, this summary does not address the U.S. federal income tax consequences applicable to Non-U.S. Holders arising from the business combination. Accordingly, Non-U.S. Holders should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the business combination.
U.S. Federal Income Tax Consequences of the Business Combination
Consequences to Seller of Sale of the Hycroft Business
The receipt by Seller of HYMC Class A common stock, 1.5 Lien Notes and Excess Notes, in exchange for the Hycroft business should constitute a taxable disposition of the Hycroft business by Seller. Seller should recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the HYMC Class A common stock, 1.5 Lien Notes and Excess Notes, received pursuant to the acquisition and (ii) its adjusted tax basis in the Hycroft business.
Any gain recognized by Seller on the sale of the Hycroft business will be subject to tax at the 21% U.S. corporate federal income tax rate. Deductions for capital losses are subject to significant limitations. Nevertheless, Seller believes that its existing net operating loss carryforward will be sufficient to offset the gain, if any, recognized in connection with the sale of the Hycroft business and, thus, does not believe that it will incur any U.S. federal income tax as a result of the sale.
Seller should receive a basis in the HYMC Class A common stock received pursuant to the sale of the Hycroft business equal to the fair market value of such stock at the time of the sale.
Consequences to Seller of Distribution of HYMC Class A Common Stock Pursuant to the Plan of Dissolution
Seller’s distribution of HYMC Class A common stock to U.S. Holders pursuant to the plan of dissolution should be treated as a sale or exchange of such stock by Seller for its fair market value in a fully-taxable transaction. However, because Seller’s tax basis in the HYMC Class A common stock should be equal to its fair market value as of the date of the distribution, Seller should not recognize any additional gain or loss in connection with the distribution.
Consequences to U.S. Holders of Receipt of HYMC Class A Common Stock Pursuant to the Plan of Dissolution
U.S. Holders receiving a distribution of HYMC Class A common stock pursuant to the plan of dissolution should be treated as selling or exchanging their Seller common stock in a fully-taxable transaction. U.S. Holders should recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the HYMC Class A common stock received pursuant to the distribution and (ii) each such U.S. Holder’s adjusted tax basis in the Seller common stock exchanged therefore.
Assuming the Seller common stock was held as a capital asset, any gain or loss recognized by a U.S. Holder as a result of the distribution would be long-term capital gain or loss if the U.S. Holder’s holding period in the Seller common stock was more than one year as of the date of the distribution. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations.
Each U.S. Holder should take a basis in the HYMC Class A common stock received pursuant to the distribution equal to the fair market value of such stock at the time of the distribution.
Certain Consequences to Non-U.S. Holders of Receipt of HYMC Class A Common Stock Pursuant to the Plan of Dissolution
Seller may be, and may have been, a “United States real property holding corporation” for U.S. federal income tax purposes and, thus, an interest in Seller may be a “U.S. real property interest.” Consequently, the disposition of an interest in Seller, including the disposition of Seller common stock in connection with the plan of dissolution, could, ordinarily, be treated as a disposition of a U.S. real property interest. The disposition of a U.S. real property interest by a Non-U.S. Holder is generally subject to U.S. federal income tax as if the gain recognized were income effectively connected with a U.S. trade or business, and subject to U.S. federal income tax withholding equal to 15 percent of the amount realized. However, an interest in a U.S. corporation is not treated as a U.S. real property interest if such corporation does not hold any U.S. real property interests and has disposed of all of its U.S. real property interests owned within the previous five years in transactions in which the full amount of gain was recognized. Because Seller is required to recognize gain, if any, upon the sale of the Hycroft business, the Seller common stock held by such stockholders should cease to be treated as a U.S. real property interest at the time such stockholders receive the distribution of HYMC Class A common stock from Seller. Consequently, a Non-U.S. Holder’s receipt of HYMC Class A common stock pursuant to Seller’s liquidating distribution should not give rise to income effectively connected with a U.S. trade or business or be subject to additional U.S. withholding tax under the Foreign Investment in Real Property Tax Act.
Consequences to U.S. Holders of Owning HYMC Class A Common Stock
Distributions made with respect to HYMC Class A common stock received in the business combination generally will be included in the gross income of a U.S. Holder as ordinary dividend income to the extent of the current and accumulated earnings and profits of HYMC as determined under U.S. federal income tax principles.
Any dividends paid by HYMC to non-corporate U.S. Holders may be eligible for a reduced rate of U.S. federal income tax if such dividends are treated as “qualified” dividends for U.S. federal income tax purposes. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations.
Distributions in excess of HYMC’s current and accumulated earnings and profits, if made with respect to HYMC Class A common stock, and to the extent of the U.S. Holder’s adjusted tax basis in such HYMC Class A common stock, will be treated as a non-taxable return of capital that will be applied against and reduce the U.S. Holder’s basis in such stock (but not below zero) and, to the extent that the distribution exceeds such U.S. Holder’s adjusted tax basis, as capital gain from the sale or exchange of such HYMC Class A common stock thereafter.
Consequences to U.S. Holders of Disposing of HYMC Class A Common Stock
Upon the sale, exchange, or other taxable disposition of HYMC Class A common stock received in the business combination, a U.S. Holder generally should recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange, or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such HYMC Class A common stock.
Assuming the HYMC Class A common stock is held as a capital asset, any gain or loss recognized by a U.S. Holder upon such a disposition would be long-term capital gain or loss if the U.S. Holder’s holding period with respect to the HYMC Class A common stock was more than one year as of the sale, exchange, or other taxable disposition. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations.
Certain Consequences to Non-U.S. Holders of Disposing of HYMC Class A Common Stock
Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. It is anticipated that HYMC will be a U.S. real property holding corporation for U.S. federal income tax purposes following the business combination. Consequently, the disposition of an interest in HYMC may be treated as the disposition of a U.S. real property interest. The disposition of a U.S. real property interest by a Non-U.S. Holder is generally subject to U.S. federal income tax as if the gain recognized were income effectively connected with a U.S. trade or business, and is subject to U.S. federal income tax withholding equal to 15 percent of the amount realized. There is an exception applicable to dispositions by Non-U.S. Holders of stock that is “regularly traded” on an “established securities market” who own no more than 5 percent of such class of stock. If, as is expected, HYMC is treated as regularly traded on an established securities market, Non-U.S. Holders who subsequently dispose of their HYMC Class A common stock that hold, or have held, directly or indirectly, no more than 5 percent of HYMC’s Class A common stock at any time within the shorter of the 5-year period preceding the disposition or the Non-U.S. Holder’s holding period in such stock, should be eligible for this exception. Thus, any gain recognized by such a Non-U.S. Holder upon such a disposition should not be subject to U.S. federal income tax as if the gain were income effectively connected with a U.S. trade or business, and such disposition should not be subject to the 15-percent withholding tax. However, Non-U.S. Holders who hold, or have held, directly or indirectly, more than 5 percent of HYMC’s stock at any time within the shorter of the 5-year period proceeding the disposition or such Non-U.S. Holder’s holding period, would not be eligible for this exception. If HYMC is not treated as regularly traded on an established securities market, any gain arising from such a disposition of HYMC Class A common stock by such a Non-U.S. Holder generally would be subject to U.S. federal income tax as if such gain were income effectively connected with a U.S. trade or business, and such disposition would be subject to the 15-percent U.S. withholding tax.
Additional U.S. Federal Tax Considerations
Additional Tax on Net Investment Income
In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates, or trusts are subject to a 3.8-percent tax on all or a portion of their “net investment income,” which may include all or a portion of their net gain from the deemed sale, exchange, or other disposition of, or dividends with respect to, Seller common stock or HYMC Class A common stock. Each U.S. Holder is urged to consult its own tax advisor regarding the application of this tax.
Information Reporting and Backup Withholding
Payments of dividends on HYMC Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds from a sale or other taxable disposition of HYMC Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from a disposition of HYCM Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on HYMC Class A common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which HYMC Class A common stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Non-U.S. holders are urged to consult their own tax advisers regarding the effects of FATCA on their investment in our securities.
THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES ARISING FROM THE RECEIPT OF CONSIDERATION PURSUANT TO THE BUSINESS COMBINATION. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES APPLICABLE TO THEIR PARTICULAR SITUATIONS.

SELLER SPECIAL MEETING
This joint proxy statement/prospectus is being provided to Seller’s stockholders as part of a solicitation of proxies by the Seller Board for use at the Seller special meeting of Seller’s stockholders to be held on May 29, 2020, and at any adjournment or postponement thereof. This joint proxy statement/prospectus contains important information regarding the Seller special meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.
This joint proxy statement/prospectus is being first mailed on or about May 8, 2020 to all stockholders of record of Seller as of April 17, 2020, the record date for the Seller special meeting (the “Seller record date”). Stockholders of record who owned shares of common stock at the close of business on the Seller record date are entitled to receive notice of, attend and vote at the Seller special meeting.
Date, Time and Place of Seller’s Special Meeting
The Seller special meeting will be held at 8:00 a.m. Mountain Time on May 29, 2020 at Seller’s principal executive offices at 8181 E. Tufts Ave., Denver, CO 80237, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.
Voting Power; Record Date for the Seller Special Meeting
As a stockholder of Seller, you have a right to vote on the matters presented at the Seller special meeting, which are summarized below and fully set forth in this joint proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the Seller special meeting if you owned Seller common stock at the close of business on the Seller record date. You are entitled to one vote for each share of Seller common stock that you held of record as of the close of business on the Seller record date. On the Seller record date, there were 2,897,568 shares of Seller common stock outstanding. Holders of Seller warrants are not considered to be stockholders of Seller and do not have the rights of Seller stockholders.
Proposals at the Seller Special Meeting
At the Seller special meeting, Seller’s stockholders will vote on the following proposals:
Proposal No. 1 — The Seller Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Purchase Agreement, attached to this joint proxy statement/prospectus as Annex A, and the business combination contemplated thereby;
Proposal No. 2 — The Seller Dissolution Proposal — To consider and vote upon a proposal to approve and adopt the plan of dissolution, attached to this joint proxy statement/prospectus as Annex E, including the dissolution and distribution of Seller’s assets contemplated thereby, subject to the approval of the Seller Business Combination Proposal and the consummation of the business combination; and
Proposal No. 3 — The Seller Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Seller special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals to be submitted for stockholder approval at the Seller special meeting.
THE SELLER BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THESE PROPOSALS.
Seller Support Agreement; Voting by Seller’s Directors and Executive Officers
On January 13, 2020, Mudrick Capital, Highbridge, Whitebox, Aristeia and Wolverine, which collectively owned approximately 58% of Seller’s outstanding common stock as of the date of the Purchase Agreement, entered into the Seller Support Agreement with MUDS, pursuant to which such holders have agreed, among other things, to vote in favor of the adoption of the Purchase Agreement and the business combination, subject to the terms of such Seller Support Agreement.

As of the close of business on the Seller record date, Seller’s directors and executive officers exercised voting control over 1,482,559 shares of Seller common stock, in the aggregate, entitled to vote at the Seller special meeting. This represents approximately 51% in voting power of the outstanding shares of common stock entitled to vote at the Seller special meeting.
Quorum and Required Vote for Proposals for the Seller Special Meeting
A quorum of Seller stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of a majority of the issued and outstanding shares of Seller common stock entitled to vote constitutes a quorum at the Seller special meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Seller special meeting. As of the Seller record date, 1,448,785 shares of Seller common stock would be required to achieve a quorum. The proposals presented at the Seller special meeting require the following votes:
•
Seller Business Combination Proposal:   The Seller Business Combination Proposal requires the approval of a majority of the outstanding shares of Seller common stock entitled to vote under the DGCL.

•
Seller Dissolution Proposal:   The Dissolution Proposal requires the approval of a majority of the outstanding shares of Seller common stock entitled to vote under the DGCL.

•
Seller Adjournment Proposal:   The affirmative vote of the holders of a majority of the shares of Seller common stock present in person or represented by proxy and voting at the Seller special meeting is required to adjourn the Seller special meeting.

Recommendation to Seller’s Stockholders
The Seller Board believes that each of the Seller Business Combination Proposal, Seller Dissolution Proposal and Seller Adjournment Proposal to be presented at the Seller special meeting is in the best interests of Seller and Seller’s stockholders and recommends that its stockholders vote “FOR” each of the proposals.
When you consider the recommendation of Seller’s Board in favor of approval of the Seller Business Combination Proposal and Seller Dissolution Proposal, you should keep in mind that Seller’s directors and officers have interests in such proposals that are different from, or in addition to, those of Seller’s stockholders generally. These interests include, among other things, the interests listed below:
•
The fact that certain of Seller’s directors and officers will continue to be directors and officers of HYMC after the consummation of the business combination. As such, in the future they will receive any cash fees, stock options, stock awards or other remuneration that the HYMC Board determines to pay to its directors and officers.

•
Upon completion of the business combination and the issuance to Seller of HYMC Class A common stock in the business combination, which Seller will promptly distribute to its stockholders, assuming that the Seller stockholders receive 15,213,372 shares of HYMC Class A common stock, the directors and officers of Seller may be deemed to collectively beneficially own up to approximately 13.5% of the outstanding stock of HYMC.

In connection with and prior to the closing of the proposed business combination, certain of Seller’s affiliates may purchase MUDS shares or MUDS warrants in the open market.
The existence of financial and personal interests of one or more Seller directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for Seller. See the section entitled “Risk Factors” for a further discussion of this and other risks.
Voting Your Shares
If you are a Seller stockholder of record, you may vote by mail or in person at the Seller special meeting. Each share of Seller common stock that you hold entitles you to one vote on each of the proposals for the Seller special meeting. Your one or more proxy cards show the number of shares of Seller common stock that you hold. Holders of Seller warrants are not entitled to vote at the Seller special meeting.

Voting by Mail or E-mail.   You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided or by emailing your completed and signed proxy card to Hycroft’s Corporate Secretary c/o Hycroft Mining Corporation, 8181 E. Tufts Ave. Suite 510, Denver, CO 80237, Attention: Corporate Secretary. By signing the proxy card and returning it by email or in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Seller special meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Seller special meeting so that your shares will be voted if you are unable to attend the Seller special meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of common stock will be voted as recommended by the Seller Board. The Seller Board recommends voting “FOR” the Seller Business Combination Proposal, “FOR” the Seller Dissolution Proposal and “FOR” the Seller Adjournment Proposal. Votes submitted by mail must be received by 5:00 p.m. Mountain Time on May 28, 2020.
Voting in Person at the Meeting.   If you attend the Seller special meeting and plan to vote in person, we will provide you with a ballot at the Seller special meeting.
Revoking Your Proxy
If you give a proxy, you may revoke it at any time before the Seller special meeting or at the Seller special meeting by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify Seller’s Secretary in writing to Hycroft Mining Corporation, 8181 E. Tufts Ave., Suite 510, Denver, CO 80237, Attention: Corporate Secretary or by email to info@hycroftmining.com, before the Seller special meeting that you have revoked your proxy; or

•
you may attend the Seller special meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters
The Seller special meeting has been called only to consider the approval of the Seller Business Combination Proposal, the Seller Dissolution Proposal and the Seller Adjournment Proposal. Other than procedural matters incident to the conduct of the Seller special meeting, no other matters may be considered at the Seller special meeting if they are not included in this joint proxy statement/prospectus, which serves as the notice of the Seller special meeting.
Who Can Answer Your Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your Seller common stock, you may call Tracey Thom, Vice President Investor Relations and Corporate Communications at (303) 524-1948.
Appraisal Rights
Appraisal rights are not available to holders of Seller’s shares in connection with the business combination.
Proxy Solicitation Costs
Seller is soliciting proxies on behalf of the Seller Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Directors, officers and employees of Seller who solicit proxies will not be paid any additional compensation for soliciting proxies. Seller will bear the cost of the solicitation.

THE PURCHASE AGREEMENT AND RELATED AGREEMENTS
The Purchase Agreement
This section of the joint proxy statement/prospectus describes the material provisions of the Purchase Agreement, but does not purport to describe all of the terms of the Purchase Agreement. The following summary is qualified in its entirety by reference to the complete text of the Purchase Agreement, which is attached as Annex A hereto. You are urged to read the Purchase Agreement in its entirety because it is the primary legal document that governs the business combination. The legal rights and obligations of the parties to the Purchase Agreement are governed by the specific language of the Purchase Agreement, and not this summary.
The Purchase Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Purchase Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Purchase Agreement. The representations, warranties and covenants in the Purchase Agreement are also modified in important part by the underlying disclosure schedules, which are referred to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. MUDS does not believe that the Schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Purchase Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this joint proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Purchase Agreement or the summaries thereof in this joint proxy statement/prospectus as characterizations of the actual state of facts about MUDS or any other matter.
General Description of the Purchase Agreement
On January 13, 2020, MUDS and Acquisition Sub entered into the Purchase Agreement with Seller, pursuant to which, among other things and subject to the terms and conditions contained in the Purchase Agreement, Acquisition Sub will acquire the Hycroft business from Seller. On February 26, 2020, the Purchase Agreement was amended to provide for the assumption by HYMC of the liabilities and obligations under the Seller Warrant Agreement upon consummation of the transactions contemplated by the Purchase Agreement.
Subject to the terms of the Purchase Agreement, assuming consummation of the business combination on May 29, 2020, the value of the aggregate consideration in the business combination is expected to be approximately $613,600,000, which amount is inclusive of (i) the value of the purchase shares, (ii) the value of the Excess Notes and the 1.5 Lien Notes, (iii) the debt and warrant assumption and (iv) the payoff amount. The consideration to be paid to Seller will be comprised of (x) a number of purchase shares equal to (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares (as defined herein) valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount divided by (2) $10.00, and (y) the Excess Notes and the 1.5 Lien Notes. Promptly following the issuance of the purchase shares to Seller in the business combination and approval of the plan of dissolution by Seller stockholders, Seller will cancel and retire the 1.5 Lien Notes and any Excess Notes and will file the certificate of dissolution with the Delaware Secretary of State and distribute the purchase shares pro rata to its stockholders (the “distribution”) pursuant to the plan of dissolution.
Subject to the terms of the Purchase Agreement and customary adjustments set forth therein, the business combination will become effective at 9:00 a.m. New York time on the closing date (the “effective time”). In connection with the closing of the business combination, Acquisition Sub will acquire from Seller the issued and outstanding equity interests of the Hycroft direct subsidiaries and MUDS or Acquisition Sub will acquire substantially all of the other assets and assume substantially all of the liabilities of Seller. Prior to the business combination, Allied Delaware, Allied VGH and its wholly owned subsidiaries will be converted to Delaware limited liability companies in accordance with Delaware law.

Consideration to Seller Stockholders in the Business Combination
Holders of Seller common stock
As a result of the business combination and the subsequent dissolution of Seller and distribution of Seller’s shares of HYMC Class A common stock received in connection with the business combination, each holder of issued and outstanding shares of Seller common stock, including shares of Seller common stock received by the Second Lien Noteholders upon the conversion of the Second Lien Notes, will receive a pro rata share of the shares of HYMC Class A common stock issued to Seller in connection with the business combination, which shall equal (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount, in the aggregate, divided by (2) $10.00.
Holders of Seller Equity Awards
As a condition to the business combination and as provided in the Incentive Plan Proposal, HYMC will adopt and approve the Incentive Plan and will issue to each holder of Seller equity awards in connection with the business combination replacement equity incentive awards in the form of an equivalent value of restricted stock units convertible into shares of HYMC Class A common stock and upon substantially identical terms and vesting conditions.
Holders of Seller Warrants
Subject to the terms and conditions of the Purchase Agreement, each warrant of Seller outstanding and unexercised immediately prior to the effective time will be assumed by HYMC and, subject to an equitable adjustment, will be exercisable to purchase shares of HYMC Class A common stock. Seller warrant holders are not entitled to receive shares of HYMC Class A common stock in connection with the business combination unless such holder exercises such warrants pursuant to their terms prior to the consummation of the business combination, in which case such holder would be entitled to his, her or its pro-rata share of HYMC Class A common stock to be distributed to Seller stockholders pursuant to the plan of dissolution.
Holders of Seller warrants that wish to participate in the distribution of purchase shares pursuant to the plan of dissolution must exercise their Seller warrants at a price (as of May 1, 2020) of  $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination, prior to the consummation of the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants will be exercisable, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, to purchase shares of HYMC Class A common stock, respectively. Seller currently anticipates filing such certificate of dissolution promptly following the consummation of the business combination.
Appraisal Rights
No holders of Seller common stock will be entitled to appraisal rights in connection with the consummation of the business combination or the transactions contemplated thereby.
Material Adverse Effect
Under the Purchase Agreement, certain representations and warranties of Seller and MUDS are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Purchase Agreement, a “Seller Material Adverse Effect” means any change, event, or occurrence with respect to Seller, that, individually or when aggregated with other changes, events, or occurrences, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition or results of operations of Seller and its subsidiaries, taken as a whole or (ii) is reasonably likely to prevent the ability of Seller to consummate the business combination; provided, however, with respect to clause (i) only, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Seller Material Adverse Effect has occurred: (1) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions, (2) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters, (3) changes attributable to the public announcement or pendency of the business combination, (4) changes or proposed changes in applicable law, regulations or interpretations thereof or decisions by courts or any governmental entity, (5) changes or proposed changes in U.S. GAAP (or any interpretation thereof), (6) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world, (7) events or conditions generally affecting the gold and silver mining industries, (8) any change (on a current or forward basis) in the price of gold or silver, (9) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a Seller Material Adverse Effect; (10) any action taken at the written request of MUDS in accordance with such request; and (11) compliance with the terms of, or the taking of any actions expressly required by, the Purchase Agreement; provided, however, that if a change or effect related to clauses (4) through (8) disproportionately adversely affects Seller and its subsidiaries, taken as a whole, compared to other persons operating in the same industry as Seller and its subsidiaries, then such disproportionate impact may be taken into account in determining whether a Seller Material Adverse Effect has occurred.
Pursuant to the Purchase Agreement, a “MUDS Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition or results of operations of MUDS and its subsidiaries, taken as a whole or (ii) is reasonably likely to prevent the ability of MUDS or Acquisition Sub to consummate the business combination; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a MUDS Material Adverse Effect has occurred pursuant to clause (i): (1) changes or proposed changes in applicable law, regulations or interpretations thereof or decisions by courts or any governmental entity, (2) changes or proposed changes in U.S. GAAP (or any interpretation thereof), (3) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; provided, however, that if a change or effect related to clauses (1) through (3) disproportionately adversely affects MUDS and its subsidiaries, taken as a whole, compared to other persons operating in the same industry as MUDS and its subsidiaries, then such disproportionate impact may be taken into account in determining whether a MUDS Material Adverse Effect has occurred.
Closing and Effective Time of the Business Combination
The closing of the transactions contemplated by the Purchase Agreement will take place no later than the second (2nd) business day after the satisfaction or (to the extent permitted by applicable law) waiver in accordance with the Purchase Agreement of the conditions described below under the subsection entitled “Conditions to Closing of the Business Combination” (other than any such conditions which by their nature are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), at the offices of Weil, Gotshal & Manges LLP in New York, New York, unless another time, date or location is agreed to in writing by the parties.
Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each of the parties to the Purchase Agreement to effect the business combination are subject to the satisfaction of each of the following conditions:

•
The affirmative vote (in person or by proxy) in favor of the MUDS Stockholder Matters by the Requisite MUDS Stockholder Approval;

•
The affirmative vote (in person or by proxy) in favor of the Seller Stockholder Matter by the Requisite Seller Stockholder Approval;

•
MUDS shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

•
The applicable waiting period under the HSR Act shall have expired or been terminated or such approval shall have otherwise been obtained and no order prohibiting the business combination shall be in effect;

•
The shares of HYMC Class A common stock shall be listed on NASDAQ upon closing, subject to any compliance extension or ability to remedy non-compliance, in each case as permitted by the NASDAQ continued listing rules;

•
The Registration Statement, of which this joint proxy statement/prospectus forms a part, shall have been declared effective by the SEC, and no order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•
The private investment shall have been consummated;

•
The exchange shall have been consummated;

•
The transactions contemplated by the 1.25 Lien Exchange Agreement have been consummated;

•
The conversion shall have been consummated;

•
The surrender shall have been consummated;

•
MUDS and the Seller subsidiaries shall have at least $210,000,000 in available cash, after taking into account the anticipated payments required to satisfy the redemptions, the net proceeds from the consummation of private investment and the Forward Purchase Contract and the net proceeds immediately available to Seller and/or MUDS pursuant to the Sprott Credit Agreement and the Sprott Royalty Agreement; and

•
MUDS and the Seller subsidiaries shall have at least $50,000,000 in unrestricted and available cash, after making all of the payments to satisfy the redemptions, the payoff amounts and the cash payments, if any, to the holders of the Excess Notes, if any, and to the holders of the 1.5 Lien Notes.

Conditions to MUDS’ Obligations
The obligations of MUDS and Acquisition Sub to effect the business combination are subject to the satisfaction at or prior to the closing date of certain conditions (any of which may be waived in writing exclusively by MUDS), including, among others:
(i)
Seller must have performed and complied in all material respects with all obligations required to be performed or complied with by Seller under the Purchase Agreement at or prior to the closing date;

(ii)
the payoff letters with respect to certain indebtedness of Seller must have been delivered to Acquisition Sub and shall remain in full force and effect;

(iii)
each of Allied VGH Inc., Allied Nevada Delaware Holdings Inc., Hycroft Resources & Development, Inc., and Victory Exploration Inc. shall have converted to a Delaware limited liability company; and

(iv) no Seller Material Adverse Effect shall have occurred.
Conditions to Seller’s Obligations
The obligations of Seller to effect the business combination are subject to the satisfaction at or prior to the closing date of certain conditions (any of which may be waived in writing exclusively by Seller), including, among others:

(i)
MUDS and Acquisition Sub must have performed and complied in all material respects with all obligations required to be performed or complied with by them under the Purchase Agreement at or prior to the closing date;

(ii)
sponsor shall have consummated the forward purchase; and

(iii)
MUDS shall have made all appropriate arrangements to have the trust account disbursed in accordance with the Purchase Agreement upon the consummation of the business combination; and

(iv) no MUDS Material Adverse Effect shall have occurred.
Representations and Warranties
Under the Purchase Agreement, Seller made customary representations and warranties relating to: organization and qualification of Seller’s subsidiaries and composition of Seller’s other assets; capitalization of Seller’s subsidiaries; authority and financial advisor opinion; no conflict; filings and consents; compliance with laws; financial statements; no undisclosed liabilities; absence of certain changes or events; litigation; employee benefit plans; labor matters; restrictions on business activities; title to property; taxes; environmental matters; brokers and third party expenses; intellectual property; agreements, contracts and commitments; title to personal property; insurance; interested party transactions; permits; mining and precious metals; privacy and data security; certain information provided; and board approval.
Under the Purchase Agreement, MUDS and Acquisition Sub made customary representations and warranties relating to: organization and qualification; subsidiaries; capitalization; authority; no conflict; filings and consents; compliance with laws; SEC reports and financial statements; absence of certain changes or events; litigation; business activities; contracts; interested party transactions; listing on the NASDAQ; trust account; finders and brokers; investment company act; and information supplied.
Survival of Representations and Warranties; Indemnification
The representations and warranties of the parties contained in the Purchase Agreement or any instrument delivered pursuant to the Purchase Agreement will terminate and be of no further force and effect as of the closing.
Termination
The Purchase Agreement may be terminated and the business combination may be abandoned any time prior to the closing, whether before or after stockholder approval of the Purchase Agreement, as follows:
•
by mutual written consent of the parties thereto;

•
by either MUDS or Seller:

•
if the business combination is not consummated by August 12, 2020; provided, however, that the right to terminate the Purchase Agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the closing to occur on or before such date and such action or failure to act constitutes a breach of the Purchase Agreement;

•
if a governmental entity shall have issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the business combination, which order, decree, ruling or other action is final and nonappealable;

•
if, at the special meeting (including any adjournments thereof), the MUDS Stockholder Matters are not duly approved and adopted by the Requisite MUDS Stockholder Approval;

•
if MUDS shall have less than $5,000,001 of net tangible assets following the exercise, by the holders of MUDS Class A common stock issued in MUDS’ initial public offering of securities and outstanding immediately before the closing, of their rights to convert the shares of MUDS

Class A common stock held by them into a pro rata share of the trust account in accordance with MUDS’ existing organizational documents; or
•
if the Requisite Seller Stockholder Approval shall not have been obtained by the twenty fifth (25th) business day following the effectiveness of the Registration Statement of which this joint proxy statement/prospectus forms a part (provided that the Registration Statement continues to be effective throughout such twenty five (25) business day period);

•
by Seller:

•
if MUDS or MUDS Acquisition Sub breach any representation, warranty, covenant or agreement set forth in the Purchase Agreement, or if any representation or warranty of MUDS or Acquisition Sub shall have become untrue, in either case such that would give rise to the failure of certain conditions; provided, that, if such breach is curable by MUDS or Acquisition Sub prior to the closing, then Seller must first provide written notice of such breach and may not terminate the Purchase Agreement until the earlier of (i) thirty (30) days after delivery of written notice from Seller of such breach and (ii) August 12, 2020; provided, further, that MUDS and each of its subsidiaries continues to exercise commercially reasonable efforts to cure such breach (it being understood that Seller may not terminate the Purchase Agreement if (x) Seller shall have materially breached the Purchase Agreement and such breach has not been cured, or (y) if such breach by MUDS or Acquisition Sub is cured during such thirty (30)-day period).

•
by MUDS:

•
if Seller breaches any representation, warranty, covenant or agreement set forth in the Purchase Agreement, or if any representation or warranty of Seller shall have become untrue, in either case that would give rise to the failure of certain conditions; provided, that, if such breach is curable by Seller prior to the closing, then MUDS must first provide written notice of such breach and may not terminate the Purchase Agreement until the earlier of (i) thirty (30) days after delivery of written notice from MUDS of such breach and (ii) August 12, 2020; provided, that, Seller and each of its subsidiaries continues to exercise commercially reasonable efforts to cure such breach (it being understood that MUDS may not terminate the Purchase Agreement if (x) MUDS shall have materially breached the Purchase Agreement and such breach has not been cured, or (y) if such breach by Seller is cured during such thirty (30)-day period); or

•
if stockholders of Seller holding at least a majority of the outstanding shares of Seller common stock do not enter into the Seller Support Agreement within twenty four (24) hours following the date of execution of the Purchase Agreement.

Any termination of the Purchase Agreement will be effective immediately upon the delivery of written notice by the terminating party to the other parties thereto. In the event of termination, the Purchase Agreement shall be of no further force or effect and the business combination shall be abandoned, except provisions relating to the following: confidentiality agreements, Seller’s waiver of claims against the trust account, effect of termination, fees and expenses, and general provisions shall survive the termination of the Purchase Agreement. Nothing in the Purchase Agreement shall relieve any party from liability for any breach of the Purchase Agreement, including a breach by a party electing to terminate the Purchase Agreement caused by an action or failure to act of such party, which action or failure to act constituted the principal cause of, or resulting in the failure of, the business combination to occur on or before August 12, 2020. In addition, in the event the Purchase Agreement is terminated by either MUDS or Seller due to the failure to obtain the requisite Seller stockholder approval in accordance with the terms of the Purchase Agreement, Seller shall pay or cause to be paid a termination fee to MUDS in an amount equal to $12,730,000, within two (2) business days after such termination and, in the case of a termination by the Seller, immediately before and as a condition to such termination, which payment will represent MUDS’ and Acquisition Sub’s sole and exclusive remedy for monetary damages pursuant to the Purchase Agreement (together with any costs and expenses associated with enforcement of the obligation to pay such fee).
Amendments
The Purchase Agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties. On February 26, 2020, the parties amended the Purchase Agreement to provide for the assumption by HYMC of Seller’s liabilities and obligations under the Seller Warrant Agreement upon consummation of the transactions contemplated by the Purchase Agreement.
Related Agreements
This section describes certain additional agreements entered into in connection with the Purchase Agreement or to be entered into in connection with the consummation of the business combination, which we refer to as the “related agreements,” but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the related agreements. The Seller Support Agreement is attached hereto as Annex G, the Parent Sponsor Letter Agreement is attached hereto as Annex H, a form of the Trust Termination Letter is attached hereto as Annex I, the Exchange Agreement is attached hereto as Annex B, the 1.25 Lien Exchange Agreement is attached hereto as Annex J, a form of the Amended and Restated Registration Rights Agreement is attached hereto as Annex D, a form of the Subscription/Backstop Agreement is attached hereto as Annex K, and the UA Amendment is attached hereto as Annex L. Stockholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the MUDS special meeting.
Seller Support Agreement
Concurrently with the execution and delivery of the Purchase Agreement, Seller stockholders holding at least a majority of the outstanding shares of Seller common stock executed and delivered to MUDS a Seller Support Agreement. Pursuant to the terms of the Seller Support Agreement, certain Seller stockholders agreed, among other things, to support the transactions contemplated by the Purchase Agreement. Additionally, the Seller stockholders who executed and delivered the Seller Support Agreement agreed to refrain from making or participating in any claims (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Purchase Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Purchase Agreement. Under the following conditions, the voting obligations of a Seller stockholder that is party to the Seller Support Agreement shall only apply to such Seller stockholder’s pro rata portion (as among the other Seller stockholders party to the Seller Support Agreement) of Seller common stock that, together with the pro rata portions of the other Seller stockholders party to the Seller Support Agreement, equals thirty-five percent (35%) of the total number of shares of Seller common stock outstanding as of the record date of the applicable Seller stockholder meeting: prior to the termination of the Purchase Agreement (i) the Seller Board effects a change in recommendation with respect to the business combination pursuant to its fiduciary duties in accordance with the terms of the Purchase Agreement and (ii) such change in recommendation is unrelated to a transaction or potential transaction between the Seller (or any of its subsidiaries) and any officer, director, executive employee or holder of 10% or more of the equity interests or derivative securities of the Seller.
Parent Sponsor Letter Agreement
Concurrently with the execution and delivery of the Purchase Agreement, MUDS and sponsor entered into the Parent Sponsor Letter Agreement. Pursuant to the terms of the Parent Sponsor Letter Agreement, immediately prior to the consummation of the business combination and for no consideration, sponsor agreed, subject to the satisfaction of the conditions included in the Purchase Agreement, to surrender to MUDS a number of shares of MUDS Class B common stock, par value $0.0001 per share, equal to (i) 1,941,667 plus (ii) the product of (A) 1,941,667 and (B) the difference between (I) 1 and (II) a fraction (not greater than 1), the numerator of which is the sum of (x) the amount of proceeds from subscription agreements with Third-Party Private Investors other than the Subscription/Backstop Agreements and (y) the amount of cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions, and the denominator of which is $65,000,000, which Surrendered Shares would then be cancelled by MUDS. Sponsor also agreed to waive certain anti-dilution rights set forth in MUDS’ organizational documents that may result from the transactions contemplated by the Purchase Agreement.
Trust Termination Letter
In connection with the closing of the business combination, MUDS will deliver to Continental a Trust Termination Letter. The Trust Termination Letter is intended to be delivered by MUDS to the trustee several days prior to the closing of the business combination, and will (i) provide at least forty-eight (48) hours’ written notice to the trustee that MUDS intends to consummate its initial business combination and (ii) authorize the release of funds held in the trust account upon the consummation of the business combination in accordance with the written instruction letter. In the event the business combination is not consummated on the date described in such notice and MUDS has not notified the trustee on or before such date of a new closing date, then upon receipt by the trustee of written instructions from MUDS, the funds held in the trust account shall be reinvested as set forth in Investment Management Trust Agreement, dated February 7, 2018, by and between Continental and MUDS, on the business day immediately following the closing date as set forth in such notice as soon thereafter as possible.
Exchange Agreement
Concurrently with the signing of the Purchase Agreement, Acquisition Sub, the 1.5 Lien Noteholders and the 1.25 Lien Noteholders entered into the Exchange Agreement. Pursuant to the terms of the Exchange Agreement, prior to the consummation of the business combination, (i) holders of New Subordinated Notes in excess of the Assumed New Subordinated Notes will transfer the Excess Notes to Acquisition Sub in exchange for an amount equal to 100% of the total principal amount outstanding thereunder (plus accrued but unpaid interest and outstanding fees thereon), paid in cash to the extent of any excess of (a) the sum of (w) cash remaining in MUDS’ trust account following the satisfaction of MUDS’ stockholder redemptions, (x) the difference (not below zero) between (A) $65,000,000 and (B) the cash remaining in the trust account in excess of $10,000,000 following the satisfaction of the MUDS stockholder redemptions, (y) the net proceeds from the forward purchase and (z) the net proceeds from the Sprott Credit Agreement and Sprott Royalty Agreement, over (b) $220,000,000 (such excess amount, the “Cash Available for Payment” and the amount of cash therefore paid in respect of the Excess Notes, the “Excess Notes Cash Payment Amount”), and the balance, if any, to be paid in respect of the Excess Notes shall be paid in HYMC Class A common stock valued at $10.00 per share (any such balance, the “Excess Notes Share Payment Amount” and the number of shares issued in respect thereof, the “Excess Notes Share Payment”), and (ii) the 1.5 Lien Noteholders will transfer the 1.5 Lien Notes to Acquisition Sub in exchange for an amount equal to 110% of the total principal amount outstanding thereunder (plus accrued but unpaid interest and outstanding fees thereon), paid in cash to the extent that there is remaining Cash Available for Payment after any cash payments with respect to the Excess Notes are made (provided, that such cash payment amounts will be reduced such that MUDS has not less than $70,000,000 in unrestricted and available cash after giving effect to the business combination and the cash payments in respect of the Excess Notes and 1.5 Lien Notes) (such amounts to be paid in cash, the “1.5 Lien Cash Payment Amount”), and the balance, if any, to be paid in respect of the 1.5 Lien Notes shall be paid in HYMC Class A common stock valued at $10.00 per share (any such balance, the “1.5 Lien Share Payment Amount,” and the number of shares issued in respect thereof, the “1.5 Lien Share Payment”).
The Exchange Agreement contains representations and warranties by each of the parties customary for a private placement securities exchange and customary closing conditions. Acquisition Sub will bear the expenses incurred in connection with the preparation of the Exchange Agreement, the Registration Statement, the listing of the exchange shares on NASDAQ and all other costs and expenses incident to the performance of its obligations under the Exchange Agreement, other than as expressly designated as expenses of the 1.5 Lien Noteholders and Excess Noteholders.
1.25 Lien Exchange Agreement
Concurrently with the signing of the Purchase Agreement, Seller and the 1.25 Lien Noteholders entered into the 1.25 Lien Exchange Agreement. Pursuant to the terms of the 1.25 Lien Exchange Agreement, prior to the consummation of the business combination, the 1.25 Lien Noteholders will transfer the 1.25 Lien Notes to Seller in exchange for the New Subordinated Notes. In connection with the business combination, and as part of the debt and warrant assumption thereunder, HYMC will assume $80,000,000 in aggregate principal amount of the New Subordinated Notes on a pro rata basis. The 1.25 Lien Exchange Agreement contains representations and warranties by each of the parties customary for a private placement securities exchange and customary closing conditions. Seller will bear the expenses incurred in connection with the preparation of the 1.25 Lien Exchange Agreement and all other costs and expenses incident to the performance of its obligations under the 1.25 Lien Exchange Agreement.

Second Lien Conversion Agreement
Concurrently with the signing of the Purchase Agreement, Seller and the Second Lien Noteholders entered into the Second Lien Conversion Agreement. Pursuant to the terms of the Second Lien Conversion Agreement, the Second Lien Noteholders agreed to convert their Second Lien Notes to Seller common stock in accordance with the terms of such notes as part of the business combination and waive certain provisions and terms of the Second Lien Notes.
Subscription/Backstop Agreements
Concurrently with the signing of the Purchase Agreement, MUDS and the Initial Subscribers entered into the Subscription/Backstop Agreements. Pursuant to the terms of the Subscription/Backstop Agreements, MUDS will issue to the Initial Subscribers up to $65,000,000 of MUDS Class A common stock at a purchase price of $10.00 per share, and the Initial Subscribers will receive an aggregate of 3,250,000 PIPE warrants in each case, in connection with and conditioned upon the consummation of the business combination. Pursuant to the terms of the Subscription/Backstop Agreements, if, (a) prior to the consummation of the business combination, MUDS enters into subscription agreements or other instruments pursuant to which MUDS agrees to issue and sell to certain Third-Party Private Investors all or any portion of the shares of MUDS Class A common stock to be issued to the Initial Subscribers in connection with the transactions contemplated by the Subscription/Backstop Agreements or (b) in connection with the consummation of the business combination, the cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions exceeds $10,000,000, then the aggregate number of shares of MUDS Class A common stock to be issued to the Initial Subscribers may be correspondingly reduced such that, at the consummation of the business combination, an amount of MUDS Class A common stock equal to the difference (not less than zero) between (i) $65,000,000 and (ii) the amount of cash in excess of $10,000,000 remaining in MUDS’ trust account following the satisfaction of stockholder redemptions will be issued to the Initial Subscribers and such Third-Party Private Investors, in the aggregate, at a purchase price of $10.00 per share.
The closing of these arrangements are conditioned on the substantially concurrent consummation of the business combination and other customary closing conditions. The Subscription/Backstop Agreements will terminate upon the earliest to occur of (a) the termination of the Purchase Agreement in accordance with its terms, (b) the mutual written consent of the parties thereto and (c) the failure of a condition thereto such that the transactions contemplated thereby are not consummated at the consummation of the business combination.
Amended and Restated Registration Rights Agreement
At the consummation of the business combination, MUDS and the restricted stockholders will enter into an Amended and Restated Registration Rights Agreement with HYMC in respect of shares of Class A common stock and, to the extent applicable, warrants, held by them. Pursuant to the Amended and Restated Registration Rights Agreement, the restricted stockholders and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights, subject to cut-back provisions. HYMC may be required to register up to approximately 63 million shares of HYMC Class A common stock pursuant to the Amended and Restated Registration Rights Agreement. The restricted stockholders will agree not to sell, transfer, pledge or otherwise dispose of shares of HYMC Class A common stock they hold or receive, subject to certain exceptions, for certain time periods ranging from between 30 days after the consummation of the business combination for shares purchased in the private investment, to six months for shares received in the exchange, to one year after consummation of the initial business combination for founder shares, subject to certain exceptions. HYMC will bear the expenses incurred in connection with the filing of any such registration statements, other than certain underwriting discounts, selling commissions and expenses related to the sale of shares. The Amended and Restated Registration Rights Agreement contains customary reciprocal indemnification provisions.
Amended Underwriting Agreement
On February 12, 2020, MUDS entered into the UA Amendment, pursuant to which the deferred underwriting fees, which were originally payable by MUDS to the Underwriters in cash upon completion of the business combination, are payable upon completion of the business combination through a combination of (i) shares of HYMC Class A common stock, valued at $10 per share, (ii) cash and (iii) additional HYMC Class A common stock or cash dependent upon the amount of Class A common stock owned by Cantor as of February 12, 2020 and by independent third parties as of the consummation of the business combination, after taking into account any redemptions. The UA Amendment did not amend, modify or supplement any other terms of the Underwriting Agreement.
Forward Purchase Contract
Concurrently with the consummation of the business combination, sponsor will purchase in a private placement 2,500,000 units having substantially the same terms as the units sold in the IPO and 625,000 shares of Class A common stock for an aggregate purchase price of $25,000,000, pursuant to the Forward Purchase Contract entered into by MUDS and sponsor in connection with the IPO.
Sprott Agreements
On October 4, 2019, Seller and certain of its subsidiaries entered into a credit agreement (the “Sprott Credit Agreement”) with Sprott Private Resource Lending II (Collector), LP, (“Lender”), for a secured multi-advance term credit facility with an original aggregate principal amount not in excess of $110,000,000 (the “Sprott Credit Agreement”). The Sprott Credit Agreement will close and the initial advance will be funded in connection with the consummation of the business combination. Pursuant to the terms of the Purchase Agreement, the Sprott Credit Agreement will be assigned to and assumed by HYMC at the closing of the business combination. Upon closing and funding under the Sprott Credit Agreement, HYMC will be the borrower and, in addition to Lender’s rights to interest and principal payments under such agreement, HYMC will issue to Lender a number of shares of HYMC Class A common stock equal to one percent (1%) of the HYMC Class A common stock outstanding as of the date of the business combination after giving effect to all equity offerings of Seller up to and including the date of the business combination.
The obligations of the borrower under the Sprott Credit Agreement will be guaranteed by (i) Hycroft Resources & Development, Inc. (“HRDI”) and Allied VGH and their respective successors and permitted assigns and (ii) any existing or future subsidiary of the guarantors or the borrower. The obligations under the credit agreement will be secured by a lien on all properties and assets now owned, leased or hereafter acquired or leased.
The Sprott Credit Agreement will be accessed by the borrower through one or more advances. The initial two advances are expected to be in the principal amount of $55,000,000 and $15,000,000, respectively, and the borrower may make a subsequent advance for up to an additional $40,000,000 in aggregate principal amount upon satisfying certain conditions and milestones.
The borrower will be required under the credit agreement to make principal repayments beginning on March 31, 2021. The entire outstanding balance of the Sprott Credit Agreement, together with all unpaid interest and fees (including all capitalized interest, if any), is due on the day that is five years from the last day of the month of the initial closing date, which shall be no later than May 31, 2020, the maturity date.
The Sprott Credit Agreement may be repaid in whole or in part, at any time prior to the maturity date upon payment of a specified pre-payment premium.
In addition to the required quarterly repayment of principal beginning on March 31, 2021, the borrower will be required under the Sprott Credit Agreement to make a mandatory prepayment under specified circumstances. In addition to the amount of any such mandatory prepayment, borrower shall pay to the Lender an amount equal to the applicable prepayment premium unless otherwise excused by the Sprott Credit Agreement.
The closing of the Sprott Credit Agreement and draws under the Sprott Credit Agreement will be subject to the satisfaction of certain customary conditions. Additionally, the following conditions must be satisfied on or before the date of the initial advance:
•
the business combination shall be completed and shares of HYMC Class A common stock are listed and trading on either NASDAQ or the NYSE American and Seller shall have assigned the Sprott

Credit Agreement and all rights and obligations thereunder to HYMC, which shall have assumed all such rights and obligations of Seller thereunder;
•
upon request of the Lender, Seller shall have delivered to the Lender a written report of the Lender’s consultant dated not earlier than 20 Business Days prior to, and not later than, the date of the initial borrowing notice confirming (i) that the development of the project has not deviated in a material adverse respect from the financial model used by the Lender (a material adverse respect being an adverse change of 10% or more), (ii) that the unadvanced portion of the Sprott Credit Agreement, plus the Seller’s unrestricted cash or unadvanced subordinated indebtedness, if any, is sufficient for the project to achieve commercial production as contemplated by the financial model and (iii) the ability of the Seller to repay the amount to be advanced, as such amounts come due, and in connection therewith, the Lender may review such report and conduct a site visit of the project in conjunction with such review, at the Seller’s sole cost and expense; and

•
Seller shall have delivered evidence satisfactory to the Lender confirming that upon the closing of the initial advance, including the proceeds of the initial advance, Seller will have available cash of not less than the greater of (A) $50,000,000, less all amounts funded by Seller for the restart of the Hycroft Mine and (B) $20,000,000.

The Sprott Credit Agreement includes customary restrictions on incurring debt and granting/permitting security interests or other encumbrances, subject to certain and customary exceptions, and usual and customary events of default. For a more complete discussion about the Sprott Credit Agreement, please see the section entitled “Description of Certain Indebtedness  — Sprott Credit Agreement.”
Sprott Royalty Agreement
MUDS, HRDI and Sprott Private Resource Lending II (Co) Inc. (the “Payee”), an affiliate of the Lender, intend to enter into a royalty agreement with respect to the Hycroft Mine (the “Sprott Royalty Agreement”). Pursuant to the terms of the Sprott Royalty Agreement, at the closing of the business combination, Payee will pay to HRDI cash consideration in the amount of $30,000,000, for which HRDI will grant to Payee a perpetual royalty equal to one and one-half percent (1.50%) of net smelter returns, payable monthly. Net smelter returns for any given month are calculated by monthly production multiplied by monthly average gold price or monthly average silver price, as the case may be, minus allowable deductions.
HRDI has the right to repurchase a portion of the royalty on each of the first and second anniversary of the effective date of the Sprott Royalty Agreement.
In addition to the terms generally described above, the Sprott Royalty Agreement contains other terms and conditions commonly contained in royalty agreements of this nature.

REGULATORY APPROVALS RELATED TO THE BUSINESS COMBINATION
Neither MUDS nor Seller is aware of any material regulatory approvals or actions that are required for completion of the business combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The business combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted.
At any time before or after consummation of the business combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the business combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. MUDS cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the business combination on antitrust grounds, and, if such a challenge is made, MUDS cannot assure you as to its result. Neither MUDS nor Seller is aware of any material regulatory approvals or actions that are required for completion of the business combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. On January 28, 2020, MUDS and Seller filed the required forms under the HSR Act with the Antitrust Division and the FTC and requested early termination of the HSR Act 30-day waiting period, which was granted on February 25, 2020.

SELECTED HISTORICAL FINANCIAL INFORMATION OF MUDS
MUDS is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the business combination.
MUDS’ balance sheet data as of December 31, 2019 and December 31, 2018 and statements of operations data for the years ended December 31, 2019 and December 31, 2018 are derived from MUDS’ audited financial statements, audited by WithumSmith+Brown, PC, independent registered public accounting firm, included in the Index to Financial Statements section of this joint proxy statement/prospectus.
Selected Historical Financial Information — MUDS
Income Statement Data:	For the year ended December 31, 2019	For the year ended December 31, 2018
Loss from operations	$(875,900)	$(609,581)
Interest income	4,386,528	2,844,993
Net income (loss)	2,610,824	1,679,963
Weighted average shares outstanding of Class A common stock, basic and diluted	20,800,000	20,800,000
Basic and diluted net income per share, Class A	$0.16	$0.10
Weighted average shares outstanding of Class B common stock, basic and diluted	5,200,000	5,200,000
Basic and diluted net loss per share, Class A	$(0.13)	$(0.08)
Balance Sheet Data:	As of December 31, 2019	As of December 31, 2018
Trust account, restricted	215,385,757	212,916,691
Total assets	215,693,534	213,504,932
Total liabilities	7,614,619	8,036,841
Value of common stock which may be redeemed for cash	203,078,914	200,468,083
Stockholders’ equity	5,000,001	5,000,008

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
We are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the business combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to such statements. The information used to prepare the unaudited pro forma condensed combined financial statements was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this joint proxy statement/prospectus.
•
The historical audited financial statements as of and for the year ended December 31, 2019 of Hycroft Mining Corporation (“Seller”); and

•
The historical audited financial statements as of and for the year ended December 31, 2019 of Mudrick Capital Acquisition Corporation (“MUDS”).

The foregoing historical financial statements have been prepared in accordance with GAAP.
The unaudited pro forma condensed combined financial statements are based on MUDS’ historical financial statements and Seller’s historical consolidated financial statements as adjusted to give effect to the business combination assuming that the minimum cash condition under the Purchase Agreement is satisfied with no additional cash. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 gives effect to the business combination, the exchange, the debt and warrant assumption, the 1.25 Lien Exchange, the conversion and the private investment as if they had occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of December 31, 2019 gives effect to the business combination as if such transactions had occurred on December 31, 2019.
The historical financial information has been adjusted to give pro forma effect to the following events that are related and/or directly attributable to the business combination: (i) the exchange, (ii) the debt and warrant assumption, (iii) the 1.25 Lien Exchange, (iv) the conversion, (v) the PIPE Investment (as defined below), (vi) the forward purchase, (vii) the underwriting commission issuance of MUDS Class A common stock and (viii) the lender issuance of MUDS Class A common stock, each of which are factually supportable and, with respect to the pro forma statement of operations, are expected to have a continuing impact on the results of the combined company. For purposes of the unaudited pro forma financial information contained in this joint proxy statement/prospectus, the “PIPE Investment” consists of the private investment plus an incremental private placement equity investment, if needed. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the business combination and related transactions.
The unaudited pro forma condensed combined financial information is for illustrative purposes only and preliminary in nature. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. MUDS and Seller have not had any historical commercial relationship prior to the business combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
This information should be read together with MUDS’ and Seller’s financial statements and related notes, “Unaudited Pro Forma Condensed Combined Financial Information,” “Seller’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this joint proxy statement/prospectus or incorporated by reference herein.
For more information about the business combination, please see the sections entitled “The Business Combination” and “The Purchase Agreement and Related Agreements”, beginning on pages 100 and 159, respectively. A copy of the Purchase Agreement is attached to this joint proxy statement/prospectus as Annex A.

PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2019
(UNAUDITED)
(in thousands)
			No Redemption Scenario			Maximum Redemption Scenario
	(a) Seller Subsidiaries	(b) MUDS	Pro Forma Adjustments (No Redemptions)		Pro Forma Combined (No Redemptions)	Pro Forma Adjustments (Max Redemptions)		Pro Forma Combined (Max Redemptions)
Assets:
Cash	$6,220	$209	1,270	c		1,270	c
			(1,590)	c		(1,590)	c
			25,000	d		25,000	d
			71,735	d		—	d
			98,600	e		98,600	e
			10,000	f		20,000	f
			(133,087)	g		(133,087)	g
			(13,589)	h		(12,014)	h
			3,265	i	$68,033	65,000	i	$69,608
Restricted cash	3,270		(3,270)	c	—	(3,270)	c	—
Accounts receivable	97					97		97
Inventories	4,453				4,453			4,453
Ore on leach pads	22,062				22,062			22,062
Prepaids and other	2,648	99			2,747			2,747
Current assets	38,750	308	58,334		97,392	59,909		98,967
Investments held in Trust account		215,386	(215,386)	d	—	(215,386)	d	—
Restricted cash	39,477				39,477			39,477
Plant and equipment, net	51,207				51,207			51,207
Deferred tax asset, net			—	k	—	—	k	—
Other assets, non-current	5,203		(5,083)	j	120	(5,083)	j	120
Total assets	$134,637	$215,694	$(162,135)		$188,196	$(160,560)		$189,771
Liabilities:
Accounts payable	$10,746	$335	(1,025)	h	$10,056	(1,025)	h	$10,056
Interest payable	846		(846)	g	—	(846)	g	—
Other liabilities, current	3,939		(1,590)	c	2,349	(1,590)	c	2,349
Debt, current	553,965		(553,965)	g	—	(553,965)	g	—
Current liabilities	569,496	335	(557,426)		12,405	(557,426)		12,405
Deferred underwriting fees		7,280	(7,280)	h	—	(7,280)	h	—
Other liabilities, non-current	18				18			18
Debt, non-current			64,350	e		64,350	e
			77,212	g		77,212	g
			(5,083)	j	136,479	(5,083)	j	136,479
Royalty agreement			30,000	e	30,000	30,000	e	30,000
Asset retirement obligation, non-current	4,374				4,374			4,374
Total liabilities	573,888	7,615	(398,227)		183,276	(398,227)		183,276

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

			No Redemption Scenario			Maximum Redemption Scenario
	(a) Seller Subsidiaries	(b) MUDS	Pro Forma Adjustments (No Redemptions)		Pro Forma Combined (No Redemptions)	Pro Forma Adjustments (Max Redemptions)		Pro Forma Combined (Max Redemptions)
Stockholders’ (Deficit) Equity:
Common stock subject to possible redemption		203,079	(203,079)	d	—	(203,079)	d	—
Preferred stock		—			—			—
Class A Common stock		—						—
			2	d		1	d
			4	g		4	g
			—	i	6	1	i	6
Class B Common stock		1	(1)	d	—	(1)	d	—
Common stock		3	(3)	c	—	(3)	c	—
Additional paid-in capital	5,184	711	(1,235)	c		(1,235)	c
			88,715	d		16,981	d
			4,250	e		4,250	e
			10,000	f		20,000	f
			321,047	g		321,047	g
			4,561	h		2,371	h
			3,265	i	436,498	64,999	i	434,308
Retained earnings (accumulated deficit)	(444,438)	4,288	23,461	g		23,461	g
			(762)	c		(762)	c
			(4,288)	d		(4,288)	d
			(9,845)	h	(431,584)	(6,080)	h	(427,819)
Total stockholders’ (deficit) equity	(439,251)	208,079	236,092		4,920	237,667		6,495
Total liabilities and stockholders’ (deficit) equity	$134,637	$215,694	$(162,135)		$188,196	$(160,560)		$189,771

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019
(UNAUDITED)
(in thousands, except share and per share amounts)
			No Redemption Scenario			Maximum Redemption Scenario
	(a) Seller Subsidiaries	(b) MUDS	Pro Forma Adjustments (No Redemptions)		Pro Forma Combined (No Redemptions)	Pro Forma Adjustments (Max Redemptions)		Pro Forma Combined (Max Redemptions)
Revenues	$13,709				$13,709			$13,709
Cost of sales:
Production costs	11,041		206	c	11,247	206	c	11,247
Depreciation and amortization	1,011				1,011			1,011
Write-down of production inventories	18,617				18,617			18,617
Total cost of sales	30,669	—	206		30,875	206		30,875
Operating expenses:
Project and development	7,708				7,708			7,708
Care and maintenance	3,529				3,529			3,529
Pre-production depreciation and amortization	1,067				1,067			1,067
Accretion	422				422			422
General and administrative	6,072	876	(1,582)	d	5,366	(1,582)	d	5,366
Reduction in asset retirement obligation	(1,880)				(1,880)			(1,880)
Impairment of long-lived assets	63				63			63
Loss from operations	(33,941)	(876)	1,376		(33,441)	1,376		(33,441)
Other income (expense):
Interest income	795	4,387	(4,387)	e	795	(4,387)	e	795
Interest expense	(64,844)		51,521	f	(13,323)	51,521	f	(13,323)
Loss before reorganization items, net and income taxes	(97,990)	3,511	48,510		(45,969)	48,510		(45,969)
Reorganization items, net	(905)				(905)			(905)
Loss before income taxes	(98,895)	3,511	48,510		(46,874)	48,510		(46,874)
Income tax	—	(900)	900	g	—	900	g	—
Net loss	$(98,895)	$2,611	$49,410		$(46,874)	$49,410		$(46,874)
Loss per share:
Basic and diluted	$(36.10)				$(0.94)			$(0.94)
Weighted average shares outstanding:
Basic and diluted	2,739,505		47,272,555		50,012,060	47,318,182		50,057,687
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1.   Basis of Presentation
Description of the Transactions
MUDS, a publicly traded blank check company, and Seller, a US-based, gold and silver producer operating the Hycroft mine located in the world-class mining region of Northern Nevada, have entered into a definitive purchase agreement, under which Seller will sell all of the equity interests of Seller’s subsidiaries to MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of MUDS (“Acquisition Sub”), and MUDS or Acquisition Sub will acquire substantially all of Seller’s other assets and discharge and pay or assume substantially all of Seller’s liabilities.
Pursuant to the terms of the business combination, Seller will have, after raising gross cash proceeds of $210.0 million, the minimum cash condition under the Purchase Agreement, at least $50.0 million of unrestricted and available cash on hand at closing. Cash and financing sources for the transaction include (a) a $110.0 million multi-tranche credit agreement arranged by Sprott Resource Lending Corp. (the “Sprott Credit Agreement”), of which $70.0 million is expected to be drawn at closing, (b) a $30.0 million 1.5% net smelter royalty agreement arranged by Sprott Private Resource Lending II (Co.) Inc. (the “Sprott Royalty Agreement”), (c) consummation of a $25.0 million forward purchase of MUDS units and shares by sponsor, (d) Assumed New Subordinated Notes not to exceed $80.0 million, (e) the net cash remaining in MUDS’ trust account following any MUDS stockholder redemptions, (f) proceeds generated from the PIPE Investment, which are expected to be at least $13.3 million and (g) the exchange of the Excess Notes and the 1.5 Lien Notes into shares of MUDS Class A common stock and conversion of the Second Lien Notes into shares of Seller common stock immediately prior to the consummation of the business combination.
Seller’s post-transaction indebtedness will include amounts drawn from the Sprott Credit Agreement plus the Assumed New Subordinated Notes not to exceed $80.0 million. All other indebtedness of Seller will be repaid and retired, exchanged for shares of MUDS Class A common stock, converted into shares of Seller common stock or assumed by MUDS in the transaction.
For more information about the business combination, please see the sections entitled “The Business Combination” and “The Purchase Agreement and Related Agreements.” A copy of the Purchase Agreement is attached to this joint proxy statement/prospectus as Annex A.
Accounting for the Business Combination
The business combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, for financial reporting purposes, MUDS has been treated as the “acquired” company and Seller has been treated as the “acquirer”. This determination was primarily based on current stockholders of Seller having a relative majority of the voting power of the combined entity, the operations of Seller prior to the acquisition comprising the only ongoing operations of the combined entity, the fact that four of the seven director nominees to the HYMC board of directors are current directors of Seller (and such nominees are therefore expected to comprise a majority of the HYMC board of directors following the business combination), and senior management of Seller comprising the majority of the senior management of the combined entity. At any redemption level, including the maximum, the Seller’s common stockholders prior to the consummation of the business combination (and after issuance of additional shares of Seller common stock pursuant to the conversion of the Second Lien Notes) and the holders of the Excess Notes and 1.5 Lien Notes receiving shares of MUDS Class A common stock in exchange for their notes, will hold more than 50% at a minimum, and up to approximately 94% at a maximum, of the total shares of MUDS Class A common stock which will be issued and outstanding upon consummation of the business combination.
Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Seller. The net assets of Seller will be stated at historical cost, with no goodwill or other intangible assets recorded.

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
Basis of Pro Forma Presentation
The historical financial information has been adjusted to give pro forma effect to the following events that are related and/or directly attributable to the business combination: (i) the exchange, (ii) the debt and warrant assumption, (iii) the 1.25 Lien Exchange, (iv) the conversion, (v) the PIPE Investment, (vi) the forward purchase, (vii) the underwriting commission issuance of MUDS Class A common stock and (viii) the lender issuance of MUDS Class A common stock, each of which are factually supportable and, with respect to the pro forma statement of operations, are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the business combination, and the foregoing transactions attributable to the business combination listed above.
The unaudited pro forma condensed combined financial information is for illustrative purposes only and preliminary in nature. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. MUDS and Seller have not had any historical commercial relationship prior to the business combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
This information should be read together with MUDS’ and Seller’s financial statements and related notes, “Seller’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this joint proxy statement/prospectus or incorporated by reference herein. Additionally, for more information about the business combination, please see the sections entitled “The Business Combination” and “The Purchase Agreement and Related Agreements.”
Redemption Scenarios
The unaudited pro forma condensed combined financial information has been prepared using two redemption scenarios, which give effect to the range of minimum and maximum redemptions that may occur in addition to the effects of other financing agreements and exchanges outlined in the Description of Business Combination section above.
a) No Redemption Scenario — The no redemption scenario assumes that, after giving effect to the stock redeemed by public stockholders in connection with the Extension Meeting, no additional shares of MUDS Class A common stock are redeemed, resulting in aggregate cash available for transaction consideration, before any costs and fees, of $71.7 million for the benefit of the continuing combined entity. At the Extension Meeting, 13,890,713 shares of MUDS Class A common stock (approximately 67%) were redeemed, which, when applied to the February 10, 2020 trust balance of $216.0 million of Investments held in trust, results in $71.7 million remaining for presentation in the no redemption scenario. Following the Extension Meeting a total of 6,909,287 shares of MUDS Class A common stock remained unredeemed.
b) Maximum Redemption Scenario — The maximum redemption scenario assumes that 20,800,000 shares of MUDS Class A common stock, or 100% of the outstanding shares of MUDS Class A common stock, are redeemed, resulting in an aggregate payment before any costs and fees, of $216.0 million as of February 10, 2020 ($215.4 million as of December 31, 2019) out of the trust account to the holders of MUDS Class A common stock. In its historical audited financial statements as of and for the year ended December 31, 2019, to support its financial reporting presentation requirements for the Trust, the Sponsor has presented 693,177 shares of Class A Common Stock as issued and outstanding which is exclusive of the 20,106,823 shares of Class A Common Stock presented as subject to possible redemption in those same financial statements; however, the total of these two amounts, which equals 20,800,000 shares, is entirely subject to redemption.
The following table summarizes the estimated transaction consideration and costs and fees under each redemption scenario. The amounts reflected below are preliminary in nature and subject to future adjustment

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
as valuation models are revised using updated information and inputs, including transaction closing date balances and share price inputs. The preliminary amounts shown below are not indicative or representative of how such transactions may be reported in the future for financial reporting purposes upon the completion of all technical accounting analysis. See the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements for additional details and pro forma adjustments related to the below instruments and transactions.
Preliminary Estimated Consideration	(a) No Redemptions	(b) Maximum Redemptions
Cash:
Investments held in Trust account(1)	$71,735	$—
Sprott Credit Agreement(2)	68,600	68,600
Royalty Agreement(3)	30,000	30,000
Sponsor forward purchase (MUDS units and shares)(4)	25,000	25,000
Proceeds from PIPE Investment (MUDS stock)(5)	10,000	20,000
Backstop Agreement (MUDS stock and warrants)(6)	3,265	65,000
Class A common stock:
MUDS stock issued to holders of Seller’s 1.5 Lien Notes(7)	150,755	150,755
MUDS stock issued to former holders of Seller’s Second Lien Notes(8)(9)	170,296	170,296
MUDS stock issued to Seller’s common stockholders(8)(9)	3,949	3,949
Assumed debt:
New Subordinated Notes(10)	77,212	77,212
Estimated Consideration, Gross	610,812	610,812
Transaction fees and costs:
Management incentive compensation(11)	(7,339)	(5,764)
Deferred underwriting fees(12)	(7,061)	(4,871)
Investment banking advisory services(13)	(3,750)	(3,750)
Estimated Fees and Costs	(18,150)	(14,385)
Estimated Consideration, Net	$592,662	$596,427

(1)
Represents estimated remaining gross proceeds from investments held in Trust account, using the February 10, 2020 trust balance of $216.0 million, after giving effect to the stock redeemed by public stockholders in connection with the Extension Meeting.

(2)
Represents the gross proceeds expected to be advanced under the Sprott Credit Agreement on the closing date after giving effect to the 2% issuance discount of $1.4 million.

(3)
Proceeds from the Sprott Royalty Agreement.

(4)
Gross proceeds from the forward purchase of MUDS’ units and shares by sponsor at $10.00 per unit.

(5)
Estimated gross proceeds from shares of MUDS Class A common stock purchased at $10.00 per share through the PIPE Investment (excluding the proceeds from the Subscription/Backstop Agreements but including incremental equity investment).

(6)
Estimated gross proceeds from shares of MUDS Class A common stock issued at $10.00 per share under the Subscription/Backstop Agreements; the counterparties to the Subscription/Backstop Agreements are investment funds affiliated with Seller and will receive 0.5 warrants per share

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
(3.25 million warrants) regardless of whether or not such parties are required to purchase any shares pursuant to the Subscription/Backstop Agreements.
(7)
Represents the estimated value of shares of MUDS Class A common stock issued at $10.00 per share to holders of the 1.5 Lien Notes to satisfy any remaining and unpaid balance following any cash repayments of the 1.5 Lien Notes (based on the cash available for such repayments, if any).

(8)
Represents the estimated value of shares of MUDS Class A common stock distributed, on a pro rata basis, to holders of Seller common stock, including the former holders of the Second Lien Notes, at $10.00 per share following the conversion of the Second Lien Notes into shares of Seller common stock.

(9)
Does not reflect distribution of Surrendered Shares to holders of Seller common stock, including the former holders of the Second Lien Notes, as Surrendered Shares, while received by Seller as consideration in transaction for distribution to holders of Seller common stock, including the former holders of the Second Lien Notes, are an allocation of MUDS Class A common shares and do not result in specific or additional transaction consideration requiring pro forma adjustment in these unaudited pro forma condensed combined financial statements.

(10)
Represents the New Subordinated Notes issued in exchange for the 1.25 Lien Notes.

(11)
Represents cash payments for management incentive bonuses pursuant to Seller’s Retention Bonus Plan.

(12)
Represents amounts due to MUDS’ underwriter which were deferred until the completion of a business combination. The fees will be paid with (a) $2.5 million cash, (b) $2.0 million of MUDS’ Class A common stock, and (c) $2.78 million of MUDS Class A common stock to be paid dependent on the level of redemptions and PIPE investment proceeds and a sliding scale using a price of $10.00 per share and a $75.0 million threshold.

(13)
Represents amounts due for investment banking advisory services to Seller.

Note 2.
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2019

The unaudited pro forma condensed combined balance sheet as of December 31, 2019 reflects the following adjustments:
(a)
Represents the historical audited balance sheet of Hycroft Mining Corporation, Seller, as of December 31, 2019. For financial reporting purposes under US GAAP, Seller is the acquirer.

(b)
Represents the historical audited balance sheet of MUDS, as of December 31, 2019. For financial reporting purposes under US GAAP, MUDS is the acquiree.

(c)
Represents adjustments to the Seller’s balances for certain assets and liabilities that will either remain with Seller or be settled as part of the transaction, including, (1) $2.0 million of cash (post reclassification of $3.3 million of restricted cash to available cash) to be retained by Seller, (2) $1.6 million of cash paid at closing of the business combination to settle the deferred phantom unit liability, and (3) related stockholders’ equity adjustments based on the $3.9 million of value for 394,857 shares of MUDS Class A common stock, at $10.00 per share, representing the portion of the 32,500,000 shares of MUDS Class A common stock issued by MUDS that is distributed to the existing owners of Seller’s common stock. Based on the terms of the business combination and allocation hierarchy of transaction consideration, the value of the 394,857 shares of MUDS Class A common stock received by Seller’s stockholders exceeds Seller’s December 31, 2019 paid-in capital balance of $5.2 million, less the $2.0 million of cash retained by Seller, by approximately $0.8 million.

The allocation of the 32,500,000 shares of MUDS Class A common stock issued by MUDS is determined using the balances of Seller’s paid-in capital and the Excess Notes, the 1.5 Lien Notes and the Second Lien Notes (collectively referred to as the “Seller Stockholder Funded Debt”, which,

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
based on the terms of the business combination and allocation hierarchy of transaction consideration results in the Excess Notes and 1.5 Lien Notes (at 110% of face value) being satisfied in full, after which the remaining consideration is distributed on a pro rata basis to Seller’s common stockholders, which includes the former holders of the Second Lien Notes. Accordingly, as the balances of the Seller Stockholder Fund ed Debt has increased after December 31, 2019 for additional 1.25 Lien Note issuances, which increases the balance of the Excess Notes, and for payment-in-kind interest added to the Seller Stockholder Funded Debt balances, the future/actual allocation of the 32,500,000 shares of MUDS Class A common stock at the transaction closing date will not match the presentation of such herein or included elsewhere in this joint proxy statement/prospectus as a higher number of shares will be allocated to the holders of the Excess Notes and 1.50 Lien Notes with corresponding decreases to the number of shares of MUDS Class A common stock distributed on a pro rata basis to Seller’s common stockholders, which includes the former holders of the Second Lien Notes. The following table provides a summary of the pro forma adjustments related to the $325.0 million (representing 32,500,000 shares of MUDS Class A common stock) of consideration paid to Seller and distributed to Seller’s stockholders, including the former Second Lien Noteholders, using Seller’s December 31, 2019 recorded balances:
		Pro Forma Adjustments
	Seller Subsidiaries	1.5 Lien Notes Exchanged at 110%	Cash Retained by Seller	Pro Rata Adjustments	Total Pro Forma Adjustments	Pro Forma Combined(1)
Additional paid-in capital	$5,184		$(2,000)	$765	$(1,235)	$3,949
Debt, current:
1.5 Lien Notes	137,050	13,705			13,705	150,755
Second Lien Notes	208,411			(38,115)	(38,115)	170,296
	$350,645	$13,705	$(2,000)	$(37,350)	$(25,645)	$325,000

(1)
$325.0 million of consideration issued by MUDS is allocated among the exchange of Seller’s existing Excess Notes (which had a balance of $nil as of December 31, 2019) and conversion of Second Lien Notes balances into shares of Seller common stock and the exchange of the 1.5 Lien Notes for shares of MUDS Class A common stock.

See Note 4. Pro Forma Loss Per Share to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.
(d)
Under both the no redemption and maximum redemption scenarios, a $4.3 million adjustment is made to remove the retained earnings balance of MUDS.

No Redemption — Represents (1) the reclassification of $71.7 million (representing 6,909,287 shares of MUDS Class A common stock) of investments held in Trust account to cash available for the benefit of the continuing combined entity and $143.7 million (representing 13,890,713 shares of MUDS Class A common stock) disbursed for redemptions, (2) $25.0 million of proceeds received pursuant to the Sponsor’s forward purchase agreement for 2,500,000 MUDS units and 625,000 of shares of MUDS Class A common stock, and (3) related stockholders’ equity adjustments to (i) reclassify 6,216,110 shares of MUDS Class A common stock subject to redemption to HYMC Class A common stock and additional paid-in capital, (ii) record the units and shares of MUDS Class A common stock purchased by the Sponsor under the forward purchase, and (iii) record the conversion and reclassification of 5,200,000 shares of MUDS Class B common stock into shares of MUDS Class A common stock, of which 1,941,667 are surrendered to Seller for pro rata distribution to Seller’s stockholders, which includes the former Second Lien Noteholders following conversion of the Second Lien Notes into Seller common stock. See Note 4. Pro Forma

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.
Maximum Redemption — Represents (1) the distribution of $215.4 million (representing 20,106,823 shares of MUDS Class A common stock) of investments held in Trust account to common stockholders of MUDS to disburse the funds for redemptions, (2) $25.0 million of proceeds received pursuant to the Sponsor’s forward purchase agreement for 2,500,000 MUDS units and 625,000 of shares of MUDS Class A common stock, and (3) related stockholders’ equity adjustments to (i) record the distribution of MUDS Class A common stock subject to redemption, (ii) record the units and shares of MUDS Class A common stock purchased by the Sponsor under the forward purchase agreement and (iii) record the conversion and reclassification of 5,200,000 shares of MUDS Class B common stock into shares of MUDS Class A common stock, of which 3,584,616 are surrendered to Seller for pro rata distribution to Seller’s stockholders, which includes the former Second Lien Noteholders following conversion of the Second Lien Notes into Seller common stock. See Note 4. Pro Forma Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.
(e)
Represents the $98.6 million of proceeds from transactions with the Sprott entities, which include (1) $68.6 million of net proceeds received from the Sprott Credit Agreement ($70.0 million gross reduced for a 2% issuance discount), of which $4.3 million was recorded to additional paid-in capital for the partner alignment shares (495,169 shares of MUDS Class A common stock under the No Redemption scenario and 495,621 shares of MUDS Class A common stock under the Maximum Redemption scenario), and (2) $30.0 million of proceeds received from the Sprott Royalty Agreement arranged by Sprott Resource Lending Corp. See Note 4. Pro Forma Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.

(f)
No Redemption — Represents $10.0 million of proceeds received from the 1,000,000 shares of MUDS’ stock sold to investors in the PIPE Investment at $10.00 per share. See Note 4. Pro Forma Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.

Maximum Redemption — Represents $20.0 million of proceeds received from the 2,000,000 shares of MUDS Class A common stock sold to investors in the PIPE Investment (excluding the proceeds from the Subscription/Backstop Agreements but including the incremental equity investment) at $10.00 per share to satisfy the minimum cash requirement of $210.0 million of gross cash raised in the transactions. See Note 4. Pro Forma Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.
(g)
Represents the repayment, exchange, or conversion of Seller’s existing debt and interest balances.

Under both the no redemption and maximum redemption scenarios (1) the $125.5 million First Lien Credit Agreement, $6.8 million Jacobs Note, and $0.8 million of interest payable are repaid with cash, (2) the $77.2 million of outstanding 1.25 Lien Notes are exchanged for Assumed New Subordinated Notes, (3) the 1.5 Lien Notes are entitled to receive an amount equal to 110% of the principal balance, which was $13.7 million more than the $137.1 million recorded balance as of December 31, 2019, and are repaid with 15,075,500 shares of MUDS Class A common stock, and (4) the Second Lien Notes are converted into shares of Seller common stock and then 17,424,500 shares of MUDS Class A common stock is distributed pro rata to all holders of Seller common stock (including former holders of Seller common stock following the conversion of the Second Lien Notes which represents 17,029,643 shares of MUDS Class A common stock distributed on a pro rata basis) and the Second Lien Notes will realize a $38.1 million adjustment below the December 31, 2019 recorded balance of $208.4 million based on the terms of the business

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
combination and allocation hierarchy of transaction consideration. See “2(c)” above for additional detail on the methodology and adjustments to the Seller’s 1.5 Lien Notes and 2.0 Lien Notes balances.
	Seller Subsidiaries Balance	Adjustments	Cash Repayments	Issuance of New Subord. Notes	Equity Conversions / Exchanges	Pro Forma Combined
Debt, current
First Lien Agreement	$125,468		$(125,468)			$—
1.25 Lien Notes	77,212			(77,212)		—
1.5 Lien Notes	137,050	13,705	—		(150,755)	—
Second Lien Notes	208,411	(38,115)			(170,296)
Jacobs Note	6,773		(6,773)			—
Less, debt issuance costs	(949)	949				—
	$553,965					$—
Interest payable
First Lien Agreement	$846		(846)			$—
		$(23,461)	$(133,087)	$(77,212)	$(321,051)
See Note 4. Pro Forma Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.
(h)
No Redemption — Represents the payments of underwriting fees and transaction costs, including (1) $13.6 million of cash for (i) a $7.3 million management incentive plan payment, (ii) $2.5 million paid for deferred underwriting fees, and (iii) $3.8 million for investment banking advisory services for Seller and (2) $4.6 million for 456,104 shares of MUDS Class A common stock issued for deferred underwriting fees. As of December 31, 2019, $1.0 million was accrued in accounts payable for the investment banking advisory services for Seller and $7.3 million was accrued as deferred underwriting fees.

Maximum Redemption — Represents the same pro forma adjustments as the no redemption scenario except that (1) cash underwriting fees and transaction costs total $12.0 million, which includes (i) a $5.8 million management incentive plan payment, (ii) $2.5 million paid for deferred underwriting fees, and (iii) $3.8 million for investment banking advisory services for Seller, and (2) only $2.4 million, representing 237,067 shares of MUDS Class A common stock, are issued for deferred underwriting fees.
See Note 4. Pro Forma Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.
(i)
No Redemption — Represents $3.3 million (representing 326,500 shares of MUDS Class A common stock) of cash proceeds received pursuant to the Subscription/Backstop Agreements, to satisfy the minimum cash requirement of $210.0 million of gross cash raised in the transactions, and related stockholders’ equity adjustments. See Note 4. Pro Forma Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.

Maximum Redemption — Represents $65.0 million (representing 6,500,000 shares of MUDS Class A common stock) of cash proceeds received pursuant to the Subscription/Backstop Agreements and related stockholders’ equity adjustments. See Note 4. Pro Forma Loss Per Share to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements for additional detail on common share transactions.

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
(j)
Represents the reclassification of Seller’s deferred future financing costs related to the debt financing to debt, resulting in $5.1 million of such deferred costs presented as a contra-liability.

(k)
The business combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, for financial reporting purposes, MUDS has been treated as the “acquired” company and Seller has been treated as the “acquirer.” For tax purposes, MUDS will be treated as the acquirer and is expected to establish a new tax basis in the purchased assets which may result in the recognition of a net deferred tax asset; however, these pro forma adjustments do not include any adjustments for increases in deferred tax assets as it uncertain as to the ultimate realization of any future tax benefits.

Note 3.
Adjustments to the Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2019

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 reflects the following adjustments:
(a)
Represents the historical audited statement of operations of Seller for the year ended December 31, 2019. For financial reporting purposes under GAAP, Seller is the acquirer.

(b)
Represents the historical audited statement of operations of MUDS for the year ended December 31, 2019. For financial reporting purposes under GAAP, MUDS is the acquiree.

(c)
Represents the effect of the Sprott Royalty Agreement cost, calculated as a percentage of revenue.

(d)
Represents adjustments of(1) $0.9 million for MUDS’ general and administrative costs and (2) $0.7 million of deferred phantom unit costs of Seller, both of which are not expected to have a continuing impact on the combined company.

(e)
Represents an adjustment of $4.4 million for interest income from investments held in the Trust account as such funds would be used as transaction consideration or classified as available cash in the combined company.

(f)
Represents adjustments to interest expense to (1) remove effects of Seller’s obligations, which will not have a continuing effect on the combined company, and (2) add the effects of the obligations of the combined company, namely (i) $70.0 million expected to be advanced under the Sprott Credit Agreement on the closing date of the business combination and (ii) $77.2 million of Assumed New Subordinated Notes in exchange for the 1.25 Lien Notes. The pro forma adjustments do not include the effects of any issuance discounts which may be calculated in the future as valuation models are revised using updated information and inputs, including transaction closing date balances and share price inputs.

	Seller Subsidiaries Balance	Pro Forma Adjustments	Pro Forma Combined
First Lien Agreement	$10,022	$(10,022)	$—
1.25 Lien Notes	5,241	(5,241)	—
1.5 Lien Notes	18,763	(18,763)	—
Second Lien Notes	28,537	(28,537)	—
Jacobs Note	785	(785)	—
Amortization of debt issuance costs	2,047	(2,047)	—
Less: capitalized interest	(551)		(551)
Assumed New Subordinated Notes		7,721	7,721
Sprott Credit Agreement		6,153	6,153
	$64,844	$(51,521)	$13,323

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
(g)
Represents adjustments to reverse income tax expense recorded by MUDS as the combined company has a loss before income taxes.

Note 4.   Pro Forma Loss Per Share
The tables below summarize the estimated pro forma shares of HYMC Class A common stock issued and outstanding as a result of the transactions using December 31, 2019 recorded balances and the no redemption and maximum redemptions scenarios and assumptions described in Note 1. Basis of Presentation to the Notes to these Unaudited Pro Forma Condensed Combined Financial Statements. Since the balances of the Seller Stockholder Funded Debt have increased after December 31, 2019 for additional issuance of 1.25 Lien Notes, which increases the balance of Excess Notes, and for payment-in-kind interest added to the Seller Stockholder Funded Debt balances, the future/actual allocation of 32,500,000 shares of MUDS Class A common stock at the transaction closing date between the Seller Stockholder Funded Debt holders and Seller’s common stockholders (including holders of Seller common stock following the conversion of the Second Lien Notes) will not match the presentation of such herein or included elsewhere in this joint proxy statement/prospectus as a higher number of shares will be allocated to the holders of the Excess Notes and 1.50 Lien Notes with corresponding decreases to the number of shares allocated to Seller’s common stockholders (including holders of Seller common stock following the conversion of the Second Lien Notes).
			Pro Forma Adjustments — No Redemption Scenario
Description	Seller Subsidiaries	Mudrick Capital Acquisition Corporation	See Note 2(c) for further detail	See Note 2(d) for further detail	See Note 2(e) for further detail	See Note 2(f) for further detail	See Note 2(g) for further detail	See Note 2(h) for further detail	See Note 2(i) for further detail	Pro Forma Combined (No Redemptions)
Seller’s common stockholders	2,897,568		(2,502,711)							394,857
MUDS’ stockholders:
Common Stock subject to redemption		20,106,823		(20,106,823)						—
Class A Common Stock:
Existing stockholders		693,177		6,216,110						6,909,287
Sponsor forward purchase				3,125,000						3,125,000
Shares retained by Sponsor from Class B conversions				3,258,333						3,258,333
Surrendered Shares to Seller’s stockholders and Second Lien Noteholders				1,941,667						1,941,667
Class B Common Stock		5,200,000		(5,200,000)						—
PIPE Investment						1,000,000				1,000,000
Exchange and conversions of Seller’s debt:
1.25 Lien Notes										—
1.5 Lien Notes							15,075,500			15,075,500
Former holders of Second Lien Notes							17,029,643			17,029,643
Deferred underwriting fees (Cantor)								456,104		456,104
Sprott Credit Agreement					495,169					495,169
Backstop Agreement with Initial Subscribers									326,500	326,500
	2,897,568	26,000,000	(2,502,711)	(10,765,713)	495,169	1,000,000	32,105,143	456,104	326,500	50,012,060

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
			Pro Forma Adjustments — Maximum Redemption Scenario
Description	Seller Subsidiaries	Mudrick Capital Acquisition Corporation	See Note 2(c) for further detail	See Note 2(d) for further detail	See Note 2(e) for further detail	See Note 2(f) for further detail	See Note 2(g) for further detail	See Note 2(h) for further detail	See Note 2(i) for further detail	Pro Forma Combined (Max Redemptions)
Seller’s common stockholders	2,897,568		(2,502,711)							394,857
MUDS’ stockholders:
Common Stock subject to redemption		20,106,823		(20,106,823)						—
Class A Common Stock:
Existing stockholders		693,177		(693,177)						—
Sponsor forward purchase				3,125,000						3,125,000
Shares retained by Sponsor from Class B conversions				1,615,384						1,615,384
Surrendered Shares to Seller’s stockholders and Second Lien Noteholders				3,584,616						3,584,616
Class B Common Stock		5,200,000		(5,200,000)						—
PIPE Investment						2,000,000				2,000,000
Exchange and conversions of Seller’s debt:
1.25 Lien Notes										—
1.5 Lien Notes							15,075,500			15,075,500
Former holders of Second Lien Notes							17,029,643			17,029,643
Deferred underwriting fees (Cantor)								237,067		237,067
Sprott Credit Agreement					495,621					495,621
Backstop Agreement with Initial Subscribers									6,500,000	6,500,000
	2,897,568	26,000,000	(2,502,711)	(17,675,000)	495,621	2,000,000	32,105,143	237,067	6,500,000	50,057,687

The table below summarizes the estimated pro forma loss per share as a result of the transactions had such transactions occurred on January 1, 2019. After the transaction, there will be (1) 34.3 million warrants to purchase shares of MUDS common stock outstanding at an exercise price of $11.50 per share and (2) an additional number of warrants to purchase shares of MUDS common stock pursuant to the assumption of the outstanding Seller warrants, the quantity and exercise price of which will be determined pursuant to the terms of the Seller Warrant Agreement to be assumed by MUDS upon consummation of the business combination; however, since all warrant instruments would be anti-dilutive, they were excluded from the below calculations.
	Year ended December 31, 2019
	No Redemptions	Max Redemptions
Net loss	$(46,874)	$(46,874)
Basic and diluted shares outstanding	50,012,060	50,057,687
Basic and diluted loss per share	$(0.94)	$(0.94)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for MUDS’ business, and the timing and ability for MUDS to complete the business combination. Specifically, forward-looking statements may include statements relating to:
•
the benefits of the business combination;

•
the future financial performance of MUDS following the business combination;

•
the financial performance of the Hycroft business;

•
changes in the Hycroft business and operations, including the process utilized to heap leach transition and sulfide ore using soda ash in a two-step oxidation process;

•
changes in the price of gold and silver;

•
expansion plans and opportunities; and

•
other statements preceded by, followed by or that include the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “outlook,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are based on information available as of the date of this joint proxy statement/prospectus and MUDS’ management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Such forward-looking statements may include estimated financial information, including with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of MUDS, Seller or the combined company after closing of the business combination, and are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward-looking statements Accordingly, forward-looking statements should not be relied upon as representing MUDS views as of any subsequent date. MUDS does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares on the proposals set forth in this joint proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, MUDS actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
•
the occurrence of any event, change or other circumstances that could result in the business combination not being completed at all or on the expected timeline, including as a result of the failure to obtain approval of MUDS stockholders or other conditions to closing in the Purchase Agreement or the termination of the Purchase Agreement;

•
the outcome of any legal proceedings that may be instituted against Seller or MUDS following announcement of the proposed business combination and transactions contemplated thereby;

•
the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of MUDS or Seller, or other conditions to closing in the Purchase Agreement;

•
the inability to meet applicable NASDAQ listing standards;

•
the risk that the business combination disrupts current plans and operations of the Hycroft business as a result of the announcement and consummation of the transactions described in this joint proxy statement/prospectus;

•
the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•
costs related to the business combination;

•
changes in applicable laws or regulations;

•
costs, timing and results of mining operations, including the effectiveness of the heap leaching of transition and sulfide ores using soda ash in a two-step oxidation process;

•
the possibility that the Hycroft business or MUDS may be adversely affected by other economic, business, pandemics, such as COVID󰓆19, and/or competitive factors; and

•
other risks and uncertainties indicated in this joint proxy statement/prospectus, including those set forth under the section entitled “Risk Factors.”

COMPARATIVE SHARE INFORMATION
The following tables set forth the:
•
historical per share information of MUDS for the year ended December 31, 2019;

•
historical per share information of Seller for the year ended December 31, 2019; and

•
unaudited pro forma per share information of the combined company for the fiscal year ended December 31, 2019, after giving effect to the following events that are related and/or directly attributable to the business combination: (i) the exchange, (ii) the debt and warrant assumption, (iii) the 1.25 Lien Exchange, (iv) the conversion, (v) the PIPE Investment, (vi) the forward purchase, (vii) the underwriting commission issuance of MUDS Class A common stock and (viii) the lender issuance of MUDS Class A common stock, assuming two redemption scenarios as follows:

•
Assuming No Redemptions:   This scenario assumes that, after giving effect to the 13,890,713 shares of common stock redeemed by public stockholders in connection with the Extension Meeting, no additional shares of MUDS Class A common stock are redeemed; and

•
Assuming Maximum Redemptions:   This scenario assumes that in addition to the 13,890,713 shares of common stock redeemed by public stockholders in connection with the Extension Meeting, the remaining 6,909,287 shares of MUDS Class A common stock, or 100% of the outstanding shares of MUDS Class A common stock as of December 31, 2019, are redeemed in an aggregate payment of $214.7 million out of the trust account.

The pro forma net income (loss) per share information reflect the following events that are related and/or directly attributable to the business combination as contemplated by the Purchase Agreement and applicable Related Agreement, as if they had occurred on January 1, 2019: (i) the exchange, (ii) the debt and warrant assumption, (iii) the 1.25 Lien Exchange, (iv) the conversion, (v) the PIPE Investment, (vi) the forward purchase, (vii) the underwriting commission issuance of MUDS Class A common stock and (viii) the lender issuance of MUDS Class A common stock.
This information is based on, and should be read together with, the selected historical consolidated financial information, the unaudited pro forma condensed combined financial information and the historical consolidated financial information of MUDS and Seller, and the accompanying notes to such financial statements, that has been presented in its filings with the SEC that are included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the business combination had been completed as of the dates indicated or will be realized upon the completion of the business combination. Please see the section entitled “Where You Can Find More Information” beginning on page 338 of this joint proxy statement/prospectus. Uncertainties that could impact MUDS’ financial condition include risks that effect the Hycroft business operations and outlook such as economic recessions, inflation, fluctuations in interest and currency exchange rates, and changes in the fiscal or monetary policies of the United States government. For more information on the risks, please see the section entitled “Risk Factors.” You are also urged to read the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 172 of this joint proxy statement/ prospectus.
(in thousands except per share amounts)	Seller Subsidiaries	Mudrick Capital Acquisition Corporation	Pro Forma Combined (No Redemptions)	Pro Forma Combined (Max Redemptions)
Year ended December 31, 2019
Net income (loss):
Net loss attributable to common stock	$(98,895)		$(46,874)	$(46,874)
Net income attributable to Class A common stock		$3,280
Net loss attributable to Class B common stock		$(669)

(in thousands except per share amounts)	Seller Subsidiaries	Mudrick Capital Acquisition Corporation	Pro Forma Combined (No Redemptions)	Pro Forma Combined (Max Redemptions)
Outstanding:
Common stock	2,739,505		50,012,060	50,057,687
Class A common stock		20,800,000
Class B common stock		5,200,000
Income (loss) per share:
Common stock, basic and diluted	$(36.10)		$(0.94)	$(0.94)
Class A common stock, basic and diluted		$0.16
Class B common stock, basic and diluted		$(0.13)

INFORMATION ABOUT MUDS
General
MUDS is a blank check company incorporated on August 28, 2017 as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as a “business combination.” Prior to entering into the Purchase Agreement, MUDS’ acquisition and value creation strategy was to identify, acquire and maximize the value of a company that has recently emerged from bankruptcy protection, which complements the understanding of MUDS’ management team in restructuring and post-restructuring company analysis, and such company can benefit from MUDS’ management’s operational expertise. MUDS’ acquisition selection process has leveraged its management team’s network of potential transaction sources, ranging from owners and directors of private and public companies, private equity funds, investment bankers, lenders, attorneys, accountants and other trusted advisors across various sectors. MUDS has neither engaged in any operations nor generated any revenue to date. Based on MUDS’ business activities, we are a “shell company” as defined under the Exchange Act because MUDS has no operations and nominal assets consisting almost entirely of cash.
Prior to our IPO, on September 25, 2017, our sponsor purchased 5,750,000 founder shares of our Class B common stock, par value $0.0001 per share, for an aggregate purchase price of $25,000, or approximately $0.004 per share.
On February 12, 2018, we consummated our IPO of 20,000,000 units at a price of $10.00 per unit generating gross proceeds of $200,000,000 before underwriting discounts and expenses. Each unit (“unit”) consists of one share of Class A common stock, par value $0.0001 per share and one warrant to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (each, a “public warrant”). Simultaneously with the closing of our IPO, MUDS completed the private sale of an aggregate of 7,500,000 private placement warrants (with 6,500,000 such warrants sold to sponsor and 1,000,000 such warrants sold to Cantor), at a purchase price of $1.00 per private placement warrant, generating gross proceeds to MUDS of $7,500,000. Following the closing of the IPO, an amount of $202,000,000 from the net proceeds of the sale of the units in the IPO and the private placement warrants was placed in the trust account.
On February 28, 2018, we completed the sale of an additional 800,000 units to the underwriters of the IPO at the public offering price of $10.00 per unit and an additional 240,000 private placement warrants at $1.00 per warrant, for an aggregate price of $8,240,000, pursuant to the partial exercise of the underwriters’ over-allotment option. As a result of the underwriters’ election to partially exercise their over-allotment option, 550,000 founder shares were forfeited so that the founder shares held by the initial stockholders would represent 20% of the outstanding shares of common stock following the completion of the IPO. Following the closing, an additional $8,080,000 of net proceeds ($10.10 per unit) was placed in the trust account, resulting in $210,080,000 initially held in the trust account.
On March 8, 2018, we announced that, commencing March 12, 2018, holders of the 20,800,000 units sold in the IPO may elect to separately trade the Class A common stock and public warrants included in the units. Those units not separated will continue to trade on NASDAQ under the symbol “MUDSU,” and the Class A common stock and warrants that are separated will trade on the NASDAQ under the symbols “MUDS” and “MUDSW,” respectively.
Transaction costs amounted to $11,974,088, consisting of $4,160,000 of underwriting fees, $7,280,000 of deferred underwriting fees payable (which are held in the trust account) and $534,088 of other costs. The deferred underwriting fees, as modified by the UA Amendment, will be paid in a combination of (i) shares of HYMC Class A common stock, valued at $10 per share, equal to $2,000,000 in the aggregate, (ii) $2,500,000 in cash and (iii) additional HYMC Class A common stock or cash, equal to up to $2,780,000 in the aggregate, dependent upon the amount of Class A common stock owned by independent third parties as of the consummation of the business combination, after taking into account any redemptions.
On February 10, 2020, at the Extension Meeting, the holders of 13,890,713 shares of MUDS Class A common stock indicated that they wished to redeem their public shares for cash at a redemption price of approximately $10.38 per share, for an aggregate amount of redemption of approximately $144,218,760. As of April 17, 2020, proceeds and interest totaling approximately $71,848,371 were held in the trust account and approximately $99,000 of cash was held outside of the trust account and is available for working capital purposes.
The mailing address of MUDS’ principal executive office is 27 Madison Avenue, 6th Floor, New York, NY 10022 and the telephone number is (646) 747-9500.
Initial business combination
NASDAQ rules require that an initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in MUDS’ trust account (less any deferred underwriting commissions and taxes payable on income earned) at the time MUDS signs a definitive agreement in connection with an initial business combination. The MUDS Board has determined that the business combination meets the 80% test.
Redemption Rights for Holders of Public Shares
MUDS is providing its public stockholders with the opportunity to redeem their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the business combination, including interest not previously released to MUDS to pay its franchise and income taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of April 17, 2020, this would have amounted to approximately $10.40 per public share. The initial stockholders have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the consummation of the business combination. The outstanding founder shares will be excluded from the pro rata calculation of the per-share redemption price.
Submission of the Business Combination to a Stockholder Vote
The special meeting of MUDS’ stockholders to which this joint proxy statement/prospectus relates is to solicit your approval of the business combination. Unlike many other blank check companies, public stockholders are not required to vote against the business combination in order to exercise their redemption rights. If the business combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments. The initial stockholders have agreed to vote their founder shares and any public shares they may hold in favor of the business combination. Currently, the initial stockholders own approximately 42.9% of MUDS’ issued and outstanding common stock, including all of the outstanding founder shares.
Limitations on Redemption Rights
Notwithstanding the foregoing, MUDS’ existing charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act) will be restricted from seeking redemptions with respect to more than an aggregate of 15% of the public shares included in the units sold in the IPO unless such stockholder first obtains MUDS’ prior consent.
Officers
We currently have four officers. These individuals are not obligated to devote any specific number of hours to MUDS-related matters but they intend to devote as much of their time as they deem necessary to MUDS’ affairs until it has completed its initial business combination. We presently expect MUDS’ officers to devote such amount of time as they reasonably believe is necessary to MUDS’ business, and the amount of time that any such person will devote in any time period will vary based on the current stage of the business combination.
Management
In this section, “Mudrick Capital” means Mudrick Capital Management, L.P., a Delaware limited partnership, and includes, where context requires, Mudrick Capital’s affiliates.

Directors and Executive Officers
The directors and executive officers of MUDS are as follows as of April 24, 2020:
Name	Age	Position
Jason Mudrick	45	Chief Executive Officer and Director
Victor Danh	42	Vice President
David Kirsch	40	Vice President and Director
Glenn Springer	47	Chief Financial Officer
Dennis Stogsdill	49	Director
Timothy Daileader	49	Director
Dr. Brian Kushner	61	Director
Jason Mudrick has been our Chief Executive Officer and a member of our board of directors since September 2017. Mr. Mudrick is the founder and Chief Investment Officer of Mudrick Capital Management, L.P. (“Mudrick Capital”), an investment firm that specializes in long and short investments in distressed credit. Mudrick Capital was founded in 2009 with $5 million under management. As of November 2019, the firm had grown to approximately $2.8 billion under management, primarily for institutional clients. Mr. Mudrick began his Wall Street career in 2000 advising on mergers and acquisition transactions as an Associate in Merrill Lynch’s Mergers & Acquisitions Investment Banking Group. In 2001, he joined Contrarian Capital Management, where he began his focus on distressed investing. Beginning in October 2002, Mr. Mudrick served as Managing Director and Portfolio Manager of the Contrarian Equity Fund, a fund specializing in post-restructured equities, which he managed until his departure at the end of 2008. As Managing Director and Portfolio Manager of the Contrarian Equity Fund, Mr. Mudrick specialized in investing in post-restructured equities, among other things. In 2009, Mr. Mudrick founded Mudrick Capital to continue his specialty of investing in distressed debt and post-restructured equities. Mr. Mudrick has served on numerous ad hoc creditors’ committees and seven post-restructured companies’ boards of directors, including Safety-Kleen Holdings, Integrated Alarm Services Group, Salton, Rotech Healthcare, NJOY Holdings, Corporate Risk Holdings, Fieldwood Energy, Proenza Schouler, cxLoyalty and Thryv Holdings, Inc., where he is currently the Chairman of the Board. Mr. Mudrick also spent two years in graduate school teaching economics classes to Harvard University undergraduates. Mr. Mudrick has a B.A. in Political Science from the College of the University of Chicago and a J.D. from Harvard Law School. Mr. Mudrick was previously admitted to the New York State Bar. Mr. Mudrick’s qualifications to serve on our Board of Directors include his extensive leadership and board experience, his track record as a founder and Chief Investment Officer of Mudrick Capital, his current board experience, including as Chairman of the Board of Thryv Holdings, Inc., and his network of contacts in the distressed investing field.
Victor Danh has been our Vice President since September 2017. Mr. Danh is a Managing Director, Head of Research, and Senior Analyst at Mudrick Capital, where he is responsible for analyzing distressed credit and equity opportunities across a diverse range of industries and overseeing and coordinating the research team. Prior to joining Mudrick Capital, Mr. Danh was a Vice President and Assistant Portfolio Manager at Contrarian Capital Management, LLC from 2003 to 2009 where he focused on deep value and distressed investments in a wide range of industries across the entire capital structure. Previously, Mr. Danh worked at Merrill Lynch in the Mergers and Acquisitions Group and at UBS in the Technology Investment Banking Group. Mr. Danh is currently serving on the Board of Directors of Expanse Energy Solutions, Inc. Mr. Danh received a B.A. in Economics from Harvard College.
David Kirsch has been our Vice President since September 2017 and a member of our board of directors since February 2018. Mr. Kirsch is a Managing Director and Senior Analyst at Mudrick Capital, where he is responsible for analyzing distressed credit and equity opportunities across a diverse range of industries. Prior to joining Mudrick Capital, from 2008 to 2010 Mr. Kirsch was a Senior Analyst and Managing Director at Miura Global Management, a large global long-short equity hedge fund, where he was responsible for coverage of the financial and consumer industries across the Americas, Europe and Asia. Mr. Kirsch gained extensive restructuring experience as a Director at Alvarez & Marsal from 2003 – 2008. At Alvarez & Marsal, he held primary or lead management roles on an interim basis for distressed companies and advised creditors on balance sheet solutions to maximize the value of their investments. Selected assignments include representing Senior Secured Creditors in the Delphi and Oneida restructurings and overseeing the Tarragon (a public real estate development company) Finance Department during its restructuring. Mr. Kirsch began his Wall Street career as an Analyst in the Healthcare Industry Group in the Investment Banking Division of Banc of America Securities. He is currently serving on the Board of Directors of Seller, NJOY Holdings, Proenza Schouler, Targus Holdings and Nelson Education, where he is the Chairman of the Board. Mr. Kirsch received his B.S. Magna Cum Laude in Economics from the Wharton School at the University of Pennsylvania. Mr. Kirsch’s qualifications to serve on our Board of Directors include his extensive leadership and board experience, his track record as Managing Director and Senior Analyst of Mudrick Capital, his current board experience, including as Chairman of the Board of Nelson Education, and his network of contacts in the distressed investing field.
Glenn Springer has been our Chief Financial Officer since September 2017. Mr. Springer is the Chief Financial Officer of Mudrick Capital, where he oversees the finance, accounting and operations functions. Prior to joining Mudrick Capital, Mr. Springer was Chief Financial Officer and Chief Operating Officer at Turtle Creek Investment Advisors, LLC from 2007 to 2008 where he developed from inception, its operational and financial infrastructure. Prior to joining Turtle Creek, Mr. Springer served as Chief Financial Officer & Chief Compliance Officer of SBZ Select Investments, LLC from 2005 to 2007 where he was responsible for the finance, accounting and compliance functions, including the registration of two investment advisors with the SEC. Previously, Mr. Springer served as Controller (A.A.I.UK), Director of Fund Accounting and a Risk Management Affiliated Fund Analyst at Asset Alliance Corporation from 2000 to 2004. Prior to Asset Alliance, Mr. Springer was a Senior Accountant in PricewaterhouseCoopers, LLP’s Financial Services and Business Advisory Services Group from 1998 to 2000 where his focus was on audits of a variety of investment companies including hedge funds and private equity funds. Mr. Springer began his career at Richard A. Eisner & Co. LLP from 1996 to 1998 where he was a Senior Accountant in the Audit Department. Mr. Springer received a B.A. from the State University of Albany and an M.B.A. from Baruch College, CUNY. Mr. Springer is a Certified Public Accountant in the State of New York.
Dennis Stogsdill has been a member of our board of directors since February 2018. Mr. Stogsdill has in excess of 20 years of experience in management consulting, advising troubled companies, lenders and equity sponsors in distressed and non-distressed situations. Mr. Stogsdill began his career in 1994 working as a management consultant at GB Consulting and later in 1996 joined the global restructuring group of Arthur Andersen. In 2001 he helped form the restructuring group of the investment bank Berenson Minella. In 2002, he joined Alvarez & Marsal, a global consulting firm specializing in corporate turnarounds and financial restructurings. Mr. Stogsdill is currently Managing Director at Alvarez & Marsal and has been involved in all aspects of the reorganization process, including acting in executive-level roles such as Chief Restructuring Officer. Mr. Stogsdill periodically served as Chief Restructuring Officer (or in an analogous position) of companies which elected to utilize bankruptcy proceedings as a part of their financial restructuring process and, as such, he served as an executive officer of various companies which filed bankruptcy petitions under federal law, including, without limitation, Fairway Group Holdings in 2015, Revel Casino in 2013, Fresh & Easy Markets in 2013 and M&G Chemicals SA in 2017. Mr. Stogsdill has a B.S. from Rutgers University. Mr. Stogsdill is well-qualified to serve on our Board of Directors due to his experience in finance, business, operations and in restructuring and turnaround situations.
Timothy Daileader has been a member of our board of directors since February 2018. Mr. Daileader is a partner at Drivetrain, LLC, an independent fiduciary and advisory firm. In this capacity, Mr. Daileader leads several post-bankruptcy liquidation and litigation trusteeships, including those of the Abeinsa trusts, the SunEdison litigation trust, the Paragon litigation trust and the Relativity Media liquidating trust. From 2011 to 2015, Mr. Daileader served as a senior investment analyst at Litespeed Partners, the N.Y. based hedge fund. From 2007 to 2011, Mr. Daileader also served as the Director of Research for debt and equity research at Knight Capital Group and Libertas Partners (acquired by Knight Capital Group) where he also was part of the Senior Operating, New Business and Credit Policy committees. From 1997 to 2007, Mr. Daileader was a senior investment professional at Stanfield Capital Partners and Strategic Value Partners. Between 1994 and 1997, Mr. Daileader worked at GiroCredit AG and Banque Francais du Commerce Exterieur in their Corporate Finance/ Commercial Lending departments. From 1992 and 1994, Mr. Daileader completed formal credit training at National Westminster Bank USA and worked in its Credit

Department. Mr. Daileader received a B.A. in Economics from Georgetown University where he was a George F. Baker Scholar, and is a CFA charter holder. Mr. Daileader is well-qualified to serve on our Board of Directors due to his experience in financial restructurings, corporate finance, leveraged finance, compliance and asset management.
Dr. Brian Kushner has been a member of our board of directors since February 2018. Dr. Kushner has, since 2009, served as a Senior Managing Director at FTI Consulting, Inc. (NYSE: FCN), a global business advisory firm, where he serves as the leader of the Private Capital Advisory Services practice and as the co-leader of the Technology practice, the Aerospace, Defense and Government Contracting practice and the Activism and M&A Solutions practice. Prior to joining FTI, Dr. Kushner was the co-founder of CXO, L.L.C., a boutique interim and turnaround management consulting firm that was acquired by FTI at the end of 2008. Over the past two decades, he has served as Chief Executive Officer, the Chief Restructuring Officer or a Director of more than two dozen public and private technology, manufacturing, telecom and defense companies, and has led, or participated in the sale or acquisition of over 25 companies. Dr. Kushner periodically served as Chief Restructuring Officer (or in an analogous position) of companies which elected to utilize bankruptcy proceedings as a part of their financial restructuring process and, as such, he served as an executive officer of various companies which filed bankruptcy petitions under federal law, including, without limitation, Relativity Media LLC in 2015. Dr. Kushner began his career in 1982 at BDM International, a defense firm, and remained with them following their acquisition by Ford Motor Company, and stayed on to become Chief Scientist and General Manager as part of the management team that completed a leveraged buyout of BDM in 1990 with the Carlyle Group. Dr. Kushner serves as an independent director and Chair of the Audit Committee of Cumulus Media, Inc. (NASDAQ: CMLS), a leader in the radio broadcasting industry, since 2018; an independent director and Chair of the Audit Committee of Dex Media Holdings Inc, a digital and print marketing company since 2016; an independent director and Chair of the Audit Committee of Gibson Brands, Inc., a manufacturer of guitars and other musical instruments, since 2018; an independent director of DevelopOnBox Holding, LLC d/b/a Zodiac Systems, a software development company for the cable and video processing industry, where he has served on the Audit and Governance Committees since 2016; and an independent Director of Resideo, Inc. (NYSE: REZI), a leader in smart home products and systems. Dr. Kushner is also a member of the Advisory Council of the College of Natural Sciences at the University of Texas at Austin, Chairman Emeritus of the Physics Advisory Council at the University of Texas at Austin, and is an Emeritus member of the Engineering College Council at Cornell University in Ithaca, New York. Previously, from 2016 - 2018, he served as a non-executive independent director, Chair of the Remuneration Committee and a member of the Audit Committee of the Luxfer Group, PLC (NYSE: LXFR), a specialty materials manufacturing company; from 2015 to 2016 he served as an independent director and Chair of the Audit Committee of Everyware Global, Inc, the manufacturing company that is the parent of the Oneida and Anchor Hocking brands (since renamed the Oneida Group); from 2013 to 2015 the Lead Independent Director of Damovo, LLC, the ultrahigh reliability and data systems integration company; from 2010 to 2013 as Chair of Caribbean Asset Holdings, the voice, video and telephony company serving many Caribbean islands; from 2009 to 2013 as managing member and director of DLN Holdings, LLC, a mid-tier defense contractor; from 2007 to 2012 as director and acting Chair of Sage Telecom, Inc., a competitive local exchange carrier and a Silver Point Capital portfolio company; from 2006 to 2009 a director of Pacific Crossing Limited, a telecom carrier; and from 2003 to 2008 an independent director of Headway Resources, a staffing company. Dr. Kushner has a Ph.D. in Applied and Engineering Physics with a minor in Electrical Engineering from Cornell University, as well as an M.S. and B.S. in Applied and Engineering Physics from Cornell. Dr. Kushner is well-qualified to serve on our Board of Directors due to his substantial executive-level operational experience in a broad spectrum of industries, his knowledge and expertise in M&A and in IT, his extensive experience over the last 20 years as an independent director, and his extensive network of contacts in both private equity, hedge funds and distressed investing.
Stockholder Communications
The MUDS Board has established a process for stockholders to send it communications. Stockholders may communicate with the MUDS Board generally or a specific director at any time by writing to MUDS’ Secretary at Mudrick Capital Acquisition Corporation, 527 Madison Avenue, 6th Floor, New York, New York 10022. MUDS reviews all messages received, and forwards any message that reasonably appears to be a communication from a stockholder about a matter of stockholder interest that is intended for communication to the MUDS Board. Communications are sent as soon as practicable to the director to whom they are addressed. Because other appropriate avenues of communication exist for matters that are not of stockholder interest, such as general business complaints or employee grievances, communications that do not relate to matters of stockholder interest are not forwarded to the MUDS Board.
Director Independence
NASDAQ listing standards require that a majority of the MUDS Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the MUDS Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.
The MUDS Board has determined that Messrs. Stogsdill, Daileader and Kushner are “independent directors” as defined in Rule 10A-3 of the Exchange Act and the rules of the NASDAQ. Our independent directors have regularly scheduled meetings at which only independent directors are present.
Board Leadership Structure and Role in Risk Oversight
The MUDS Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of MUDS at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and MUDS’ governing documents do not mandate a particular structure. This has provided the MUDS Board the flexibility to establish the most appropriate structure for MUDS at any given time.
The MUDS Board is responsible for overseeing MUDS’ risk management processes. The MUDS Board focuses on MUDS’ general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management, as needed. In addition, each of the MUDS Board’s committees considers risk within its area of responsibility.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of an entity that has one or more executive directors serving on the MUDS Board.
Number and Terms of Office of Officers and Directors
The MUDS Board consists of five directors. The MUDS Board is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to MUDS’ first annual meeting of stockholders) serving a three-year term. The term of office of the Class I director, consisting of Mr. Stogsdill, whose initial term expired at MUDS’ first annual meeting of stockholders held on December 19, 2019 and was re-elected at such meeting, will expire at the fourth annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Daileader and Kushner, will expire at the second annual meeting of stockholders. The term of officer of the third class of directors, consisting of Messrs. Mudrick and Kirsch, will expire at the third annual meeting of stockholders.
MUDS’ officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. The MUDS Board is authorized to appoint persons to the offices set forth in the existing bylaws as it deems appropriate. The existing bylaws provide that its officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Senior Managing Directors, Managing Directors, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the MUDS Board.
Committee Membership, Meetings and Attendance
The MUDS Board has two standing committees: an audit committee and a compensation committee. Each of MUDS’ audit committee and compensation committee is composed solely of independent directors.

During the fiscal year ended December 31, 2019:
•
The MUDS Board held four meetings;

•
four meetings of the audit committee were held; and

•
no meeting of the compensation committee was held.

Each of MUDS’ directors attended or participated in at least 75% of the meetings of the MUDS Board and the respective committees of which he is a member held during the period such director was a director during the fiscal year ended December 31, 2019.
Audit Committee
The MUDS Board has established an audit committee. Audit committee members include Messrs. Stogsdill, Daileader and Kushner, and Mr. Kushner chairs the audit committee. Under the NASDAQ listing standards and applicable SEC rules, MUDS is required to have at least three members of the audit committee, all of whom must be independent. Each of Messrs. Stogsdill, Daileader and Kushner meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. In addition, MUDS has adopted a written charter for the audit committee. A copy of the audit committee charter is available, free of charge, from MUDS by writing to MUDS’ Secretary, 527 Madison Avenue, 6 Floor, New York, New York 10022.
Each member of the audit committee is financially literate and the MUDS Board has determined that Mr. Stogsdill qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
MUDS has adopted an audit committee charter, which details the principal functions of the audit committee, including:
•
the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•
pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•
obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
The MUDS Board has established a compensation committee. Messrs. Stogsdill and Daileader serve as members of MUDS’ compensation committee. Under the Nasdaq listing standards and applicable SEC rules,

MUDS is required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Stogsdill and Daileader are independent and Mr. Daileader chairs the compensation committee.
MUDS adopted a compensation committee charter which details the principal functions of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to MUDS’ Chief Executive Officer’s compensation, if any is paid by MUDS, evaluating MUDS’ Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of MUDS’ Chief Executive Officer based on such evaluation;

•
reviewing and approving on an annual basis the compensation, if any is paid by MUDS, of all of MUDS’ other officers;

•
reviewing on an annual basis MUDS’ executive compensation policies and plans;

•
implementing and administering MUDS’ incentive compensation equity-based remuneration plans;

•
assisting management in complying with MUDS’ proxy statement and annual report disclosure requirements;

•
approving all special perquisites, special cash payments and other special compensation and benefit arrangements for MUDS’ officers and employees;

•
if required, producing a report on executive compensation to be included in MUDS’ annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, other than the payment to sponsor of $10,000 per month, through the earlier of MUDS’ consummation of a business combination or its liquidation, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of MUDS’ existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.
After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
The compensation committee charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.
A copy of the Compensation Committee charter is available, free of charge, from MUDS by writing to the MUDS’ Secretary, 527 Madison Avenue, 6 Floor, New York, New York 10022.
Director Nominations
MUDS does not have a standing nominating committee, though it intends to implement one in connection with the business combination. In accordance with Rule 5605 of the NASDAQ rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The MUDS Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Stogsdill, Daileader and Kushner. In accordance with Rule 5605 of the NASDAQ rules, all such directors are independent. As there is no standing nominating committee, there is not nominating charter in place.
The MUDS Board will also consider director candidates recommended for nomination by its stockholders during such times as they are seeking proposed nominees to stand for director election in the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). MUDS’ stockholders that wish to nominate a director for election to the MUDS Board should follow the procedures set forth in the existing bylaws.
MUDS has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the MUDS Board considers educational background, diversity of professional experience, knowledge of the business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of the MUDS stockholders. After the business combination has been consummated, the HYMC Board will also consider specific experience and expertise in mining operations and mining companies in identifying and evaluating nominees for director.
Code of Ethics
MUDS has adopted a Code of Ethics applicable to its directors, officers and employees. MUDS previously filed a copy of its Code of Ethics and audit and compensation committee charters as exhibits to the registration statement in connection with the IPO. You may review these documents by accessing MUDS’ public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request. After consummation of the business combination, HYMC intends to disclose any amendment to or waivers of certain provisions of its Code of Ethics on HYMC’s website after consummation of the business combination.
Limitation on Liability and Indemnification of Officers and Directors
MUDS’ existing charter provides that its officers and directors will be indemnified by MUDS to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the existing charter provides that MUDS’ directors will not be personally liable for monetary damages to MUDS or its stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to MUDS or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
MUDS has entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification provided for in the existing charter. The existing bylaws also permit MUDS to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. MUDS has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures MUDS against our obligations to indemnify our officers and directors.
These provisions may discourage stockholders from bringing a lawsuit against MUDS’ directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.
MUDS believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation
For a discussion regarding the compensation of MUDS’ executive officers and directors, please see the section entitled “Executive Compensation” beginning on page 260 of this joint proxy statement/prospectus.
Audit Committee Report
The audit committee has reviewed and discussed our audited financial statements with management, and has discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standards, AU 380), as adopted by the Public Company Accounting Oversight Board (the “PCAOB”) in Rule 3200T. Additionally, the audit committee has received the written disclosures and the letter from our independent registered public accounting firm, as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm the independent registered public accounting firm’s independence. Based upon such review and discussion, the audit committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the last fiscal year for filing with the SEC.
Submitted by:
Audit Committee of the MUDS Board, Dennis Stogsdill Timothy Daileader Dr. Brian Kushner
Fees and Services
WithumSmith+Brown, PC (“Withum”) has audited MUDS’ financial statements for the fiscal year ended December 31, 2019 and 2018. The following is a summary of fees paid or to be paid to Withum for services rendered for the fiscal years ended December 31, 2019 and 2018.
Audit Fees.   Audit fees consist of fees billed for professional services rendered for the audit of MUDS’ year-end financial statements and services that are normally provided by Withum in connection with regulatory filings. The aggregate fees billed by Withum for professional services rendered for the audit of MUDS’ annual financial statements, review of the financial information included in its Forms 10-Q for the respective periods and other required filings with the SEC for the years ended December 31, 2019 and December 31, 2018 totaled $40,󰏗70 and $75,500, respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.
Audit-Related Fees.   Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. MUDS did not pay Withum for consultations concerning financial accounting and reporting standards during the years ended December 31, 2019 or December 31, 2018.
Tax Fees.   MUDS paid Withum $3,090 and $0 for tax planning and tax advice for the years ended December 31, 2019 and December 31, 2018, respectively.
All Other Fees.   MUDS did not pay Withum for other services for the years ended December 31, 2019 and December 31, 2018.
MUDS’ audit committee has determined that the services provided by Withum are compatible with maintaining the independence of Withum as MUDS’ independent registered public accounting firm.
Pre-Approval Policy
MUDS’ audit committee was formed upon the consummation of the IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of the audit committee were approved by the MUDS Board. Since the formation of the audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for MUDS by its auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by MUDS’ audit committee prior to the completion of the audit).
Legal Proceedings
On February 7, 2020, a purported class action complaint was filed by a purported holder of Seller warrants, in the Court of Chancery of the State of Delaware against Seller and MUDS. The complaint seeks a declaratory judgment that the transactions contemplated under the Purchase Agreement constitute a “Fundamental Change” under the terms of the Seller Warrant Agreement and thereby requiring that the Seller warrants be assumed by MUDS as part of the transactions, in addition to asserting claims for (i) breach or anticipatory breach of contract against Seller, (ii) breach or anticipatory breach of the implied covenant of good faith and fair dealing against Seller, and (iii) tortious interference with contractual relations against MUDS. The complaint seeks unspecified money damages and also seeks an injunction enjoining Seller and MUDS from consummating the transactions. On February 26, 2020, MUDS and Seller entered into an Amendment to the Purchase Agreement whereby the Seller’s liabilities and obligations under the Seller Warrant Agreement shall be included as a Parent Assumed Liability under the Purchase Agreement. On March 27, 2020, MUDS and Seller filed motions to dismiss the complaint.

MUDS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the financial statements and related notes of MUDS included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements reflecting MUDS’ current expectations, estimates and assumptions concerning events and financial trends that may affect MUDS’ future operating results or financial position. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.” Capitalized terms used or defined in this section are defined solely for purposes of this section.
Overview
We are a blank check company incorporated on August 28, 2017 in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of our initial public offering and the private placement, the proceeds from the sale of our shares in connection with a business combination (pursuant to the Forward Purchase Contract we entered into with our sponsor or backstop agreements we may enter into in connection with our initial business combination), our securities, debt or a combination of cash, securities and debt.
The issuance of additional shares of MUDS common stock or preferred stock:
•
may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the Class B common stock resulted in the issuance of Class A shares on a greater than one-to-one basis upon conversion of the Class B common stock;

•
may subordinate the rights of holders of our common stock if preferred stock is issued with rights senior to those afforded our common stock;

•
could cause a change in control if a substantial number of shares of our common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•
may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

•
may adversely affect prevailing market prices for our Class A common stock and/or warrants.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of a target, it could result in:
•
default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•
our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•
our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•
our inability to pay dividends on our common stock;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•
limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate; increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy; and

•
other purposes and other disadvantages compared to our competitors who have less debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete a business combination will be successful.
Recent Developments
On January 2, 2020, we issued an unsecured promissory note (the “Promissory Note”) to the Sponsor in the aggregate amount of $1,500,000 in order to finance transaction costs in connection with a business combination. The Promissory Note is non-interest bearing and repayable by us to the Sponsor upon consummation of a business combination. The Promissory Note will be forgiven if we are unable to consummate a business combination except to the extent of any funds held outside of the Trust Account. The Promissory Note may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant, other than in connection with the Hycroft Business Combination. The warrants would be identical to the Private Placement Warrants.
On January 13, 2020, we entered into a purchase agreement (as amended on February 26, 2020, and as may be further amended from time to time, the “Purchase Agreement”) with Hycroft Mining Corporation, a Delaware corporation (“Hycroft”), pursuant to which we will purchase from Hycroft, all of the issued and outstanding equity interests of Hycroft’s subsidiaries and substantially all of Hycroft’s other assets (the “Hycroft Business Combination”). The Hycroft Business Combination will be consummated subject to the deliverables and provisions as further described in the Purchase Agreement.
On February 10, 2020, we held a special meeting of the stockholders of the Company at which the stockholders approved, among other things, a proposal to amend our amended and restated certificate of incorporation (the “Extension Amendment”) to extend the deadline to complete a business combination from February 12, 2020 to August 12, 2020 (the “Extended Termination Date”). In connection with the Extension Amendment, stockholders elected to redeem an aggregate of 13,890,713 shares of our Class A common stock. As a result, an aggregate of approximately $144,218,760 (or approximately $10.38 per share) was removed from the Trust Account to pay such stockholders.
On February 12, 2020, we entered into an amendment (the “UA Amendment”) to our underwriting agreement with Cantor, pursuant to which the deferred underwriting fees provided for by the underwriting agreement, which were originally payable by us to the underwriters in cash upon completion of our initial business combination, shall be payable upon completion of the Hycroft Business Combination through a combination of (i) $2,500,000, payable in cash and directly from the Trust Account, (ii) $2,000,000, payable in shares of Class A common stock, valued for these purposes at $10.00 per share and (iii) an amount up to $2,780,000, determined as follows: (A) if Third Party Equity Value (as defined in the UA Amendment) is less than or equal to $75,000,000, an amount payable in Class A common stock, valued for these purposes at $10.00 per share, equal to the product of (x) 2,780,000 and (y) a fraction, the numerator of which is the Third Party Equity Value and the denominator of which is $75,000,000 or (B) if Third Party Equity Value is greater than $75,000,000, $2,780,000 payable in cash and directly from the Trust Account (collectively, the “Deferred Underwriting Commission”); provided, however, to the extent Cantor continues to beneficially own and hold for its own account the Specified Shares (as defined in the UA Amendment) on the date of the consummation of the Hycroft Business Combination (the “Acquisition Closing Date”), (1) the Deferred Underwriting Commission payable in Class A common stock pursuant to clauses (ii) and (iii) above shall be reduced by an amount equal to the product of (x) $10.00 and (y) the number of Specified Shares beneficially owned and held by Cantor for its own account on the Acquisition Closing Date and (2) the Deferred Underwriting Commission payable in cash and directly from the Trust Account pursuant to this sentence shall be increased by such same and equal amount. The UA Amendment does not amend, modify or supplement any other terms of the underwriting agreement.

Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities from August 28, 2017 (date of inception) through December 31, 2019 were organizational activities, those necessary to prepare for the Initial Public Offering, which was consummated on February 12, 2018, and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on investments held in the Trust Account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the year ended December 31, 2019, we had net income of $2,610,824, which consists of interest income on investments held in the Trust Account of $4,379,894 and other interest income of $6,634, offset by operating costs of $875,900 and a provision for income taxes of $899,804.
For the year ended December 31, 2018, we had net income of $1,679,963, which consists of interest income on securities held in the Trust Account of $2,836,691 and other interest income of $8,302, offset by operating costs of $609,581 and a provision for income taxes of $555,449.
Liquidity and Capital Resources
The completion of the Initial Public Offering and simultaneous Private Placement Warrants, inclusive of the underwriters’ partial exercise of their over-allotment option, generated gross proceeds to the Company of $215,740,000. Related transaction costs amounted to $11,974,088, consisting of $4,160,000 of underwriting fees, $7,280,000 of deferred underwriting commissions payable (which are held in the Trust Account) and $534,088 of other costs.
As of December 31, 2019, we had investments held in the Trust Account of $215,385,757, substantially all of which is invested in U.S. treasury securities money market fund. Interest income earned on the balance in the Trust Account is available to us to pay taxes. During the year ended December 31, 2019, we withdrew approximately $1,911,000 of interest income to pay our franchise and income taxes.
As of December 31, 2019, we had cash of $208,536 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business, negotiating a Business Combination, due diligence procedures and other general corporate uses. In addition, as of December 31, 2019, we had accounts payable and accrued expenses of $334,619.
For the year ended December 31, 2019, cash used in operating activities amounted to $2,238,238. Net income of $2,610,824 was offset by interest earned on investments held in the Trust Account of $4,379,894 and changes in our operating assets and liabilities, which used $469,168 of cash.
For the year ended December 31, 2018, cash used in operating activities amounted to $452,715. Net income of $1,679,963 was offset by interest earned on securities held in the Trust Account of $2,836,691. Changes in our operating assets and liabilities provided $704,013 of cash.
We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of taxes payable and excluding deferred underwriting commissions) to complete our Business Combination. We may withdraw interest to pay taxes and up to $100,000 for dissolution expenses, if any. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
Our Sponsor has committed, pursuant to the Forward Purchase Contract with us, to purchase, in a private placement for gross proceeds of $25,000,000 to occur concurrently with the consummation of a Business Combination, 2,500,000 Units on substantially the same terms as the Units sold in Initial Public Offering at $10.00 per unit, and 625,000 shares of Class A common stock. The funds from the sale will be used as part of the consideration to the sellers in a Business Combination; any excess funds from this private placement will be used for working capital purposes in the post-transaction company. This commitment is independent of the percentage of stockholders electing to redeem their Public Shares and provides us with a minimum funding level for a Business Combination.
Going Concern
We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete our initial business combination. To the extent necessary, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required, up to $1,500,000. Such loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.
On January 2, 2020, we issued the Promissory Note to the Sponsor in the aggregate amount of $1,500,000 in order to finance transaction costs in connection with a business combination. The Promissory Note is non-interest bearing and repayable by us to the Sponsor upon consummation of a business combination. The Promissory Note will be forgiven if we are unable to consummate a business combination except to the extent of any funds held outside of the Trust Account. The Promissory Note may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant, other than in connection with the Hycroft Business Combination. The warrants would be identical to the Private Placement Warrants.
If our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to a business combination. Moreover, we may need to obtain additional financing either to complete a business combination or because we become obligated to redeem a significant number of our Public Shares upon completion of a business combination, in which case we may issue additional securities or incur debt in connection with such business combination.
If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a potential transaction. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all.
The liquidity condition and date for mandatory liquidation raise substantial doubt about our ability to continue as a going concern through August 12, 2020, our scheduled liquidation date.
Off-balance sheet financing arrangements
We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support provided to the Company. We began incurring these fees on February 8, 2018 and will continue to incur these fees monthly until the earlier of the completion of the business combination or the Company’s liquidation.
The underwriters are entitled to deferred underwriting fee of $0.35 per unit, or $7,280,000 in the aggregate. The deferred underwriting fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement (see Recent Developments above). On January 24, 2018, we entered into the Forward Purchase Contract with the Sponsor, pursuant to which the Sponsor committed to purchase, in a private placement for gross proceeds of $25,000,000 to occur concurrently with the consummation of a business combination, 2,500,000 units (the “Forward Units”) on substantially the same terms as the Units sold in Initial Public Offering at $10.00 per unit, and 625,000 shares of Class A common stock. The funds from the sale of Forward Units will be used as part of the consideration to the sellers in a business combination; any excess funds from this private placement will be used for working capital purposes in the post-transaction company. This commitment is independent of the percentage of stockholders electing to redeem their Public Shares and provides us with a minimum funding level for a business combination.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting policies.
Recent accounting pronouncements
In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, “Disclosure Update and Simplification,” amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. In addition, the amendments expanded the disclosure requirements on the analysis of stockholders’ equity for interim financial statements. Under the amendments, an analysis of changes in each caption of stockholders’ equity presented in the balance sheet must be provided in a note or separate statement. The analysis should present a reconciliation of the beginning balance to the ending balance of each period for which a statement of comprehensive income is required to be filed. This final rule is effective on November 5, 2018. We anticipate our first presentation of the expanded disclosure requirements on changes in stockholders’ equity will be included in our Form 10-Q for the quarter ended March 31, 2020.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.
Quantitative and Qualitative Disclosures about Market Risk
The net proceeds of our initial public offering and the sale of the private units held in the trust account are invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

INFORMATION ABOUT SELLER AND THE HYCROFT BUSINESS
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company,” or “Hycroft”refer to Hycroft and its subsidiaries as they currently exist.
Overview
We are a U.S.-based gold producer that has historically focused on mining, developing, and exploring properties in the state of Nevada in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales have historically represented 100% of our operating revenues and are expected to represent 100% of Hycroft’s operating revenues after restart of mining operations. Accordingly, the market prices of gold and silver significantly impact our financial position, operating results and cash flows.
As part of its restart of mining operations, Hycroft obtained a Feasibility Study as of July 31, 2019 for our heap leaching process for transition and sulfide ores.
The Hycroft Mine, our sole operating property, is located outside of Winnemucca, Nevada. Our corporate headquarters is located at 8181 E. Tufts Avenue, Suite 510, Denver, Colorado 80237, and our telephone number is (303) 253-3267. Our website is www.hycroftmining.com. Information on our website is not incorporated by reference into this prospectus and is not a part of these filings.
Hycroft was incorporated as Allied Nevada Gold Corp. under the laws of the State of Delaware on September 14, 2006 and commenced operations on May 10, 2007. Hycroft changed its name from Allied Nevada Gold Corp. to Hycroft Mining Corporation on October 9, 2015 in connection with its restructuring and emergence from federal bankruptcy proceedings.
Recent History of Hycroft
Historically, gold and silver sales from our Hycroft Mine have represented 100% of our operating revenues and are expected to represent 100% of the Hycroft business’s operating revenues following the restart of mining operations. The market prices of gold and silver have and will continue to significantly impact the Hycroft business’s financial position, operating results and cash flows. Declines in the price per gold and silver ounce in 2014 and 2015 impacted the Hycroft Mine’s operating performance by decreasing operating cash flows and per ounce sales margins, resulting in operating losses and operating cash flows that were insufficient to meet capital and liquidity needs. Despite Hycroft’s efforts in 2014 and early 2015 to find additional liquidity, on March 10, 2015, the predecessor filed voluntary petitions for relief under the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware in an effort to recapitalize its balance sheet by reducing debt balances while concurrently providing additional liquidity. Hycroft continued to operate and produce gold at the Hycroft Mine as a “debtor-in-possession” during the bankruptcy process. However, on July 8, 2015, Hycroft announced that it had suspended mining operations to maximize cash flow and minimize spending through the remainder of the chapter 11 process. On October 22, 2015, the predecessor completed our financial restructuring process and emerged from the chapter 11 process.
Since suspending mining operations in July 2015, the Hycroft Mine’s operating cash flows have been limited and have related primarily to gold and silver produced from the previously mined ore that had been placed on leach pads. At the end of the first quarter of 2017, with the revenue from the gold and silver produced from the leach pads no longer covering the cost of the reagents necessary for production, the Hycroft Mine was placed into care and maintenance mode to minimize expenditures and conserve cash. Gold and silver production in care and maintenance is a byproduct of maintenance activities and not considered as sales revenues. The Hycroft Mine restarted mining operations during the first half of 2019.

Chapter 11 Bankruptcy Filing
Commencement of Voluntary Bankruptcy
On March 10, 2015, Hycroft and certain of its subsidiaries petitioned for protection under the United States federal bankruptcy laws, and commenced a “pre-packaged” financial restructuring process. Under agreements with its lenders, Hycroft operated the Hycroft Mine as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. During the pendency of the chapter 11 cases, all transactions outside the ordinary course of business required the prior approval of the Bankruptcy Court.
Notice of Suspended Trading and Delisting from Stock Exchanges
In connection with our chapter 11 bankruptcy filings, on March 10, 2015, we received notice from the NYSE MKT LLC, which we refer to as the “NYSE MKT,” that the NYSE MKT had suspended our common stock from trading immediately and determined to commence proceedings to delist our common stock pursuant to Section 1003(c)(iii) of the NYSE MKT LLC Company Guide. This delisting occurred on May 12, 2015.
On March 10, 2015, the Toronto Stock Exchange, which we refer to as the “TSX,” suspended our common stock from trading immediately while the TSX reviewed our continued eligibility for listing under the TSX’s Expedited Review Process. The suspension and delisting were based on the filing of the chapter 11 cases, our financial condition and/or operating results, and whether we had adequate working capital and an appropriate capital structure. We did not take any further action to appeal the TSX’s decision. On March 17, 2015, the TSX determined to delist our common stock at the close of business on April 16, 2015.
On October 22, 2015, we filed a Form 15-12B with the SEC suspending our reporting obligations under Sections 13 and 15(d) of the Exchange Act and terminating our registration under Section 12(g) of the Exchange Act. Our reporting obligations were terminated effective as of January 20, 2016. On May 27, 2016, we obtained exemptive relief from the Ontario Securities Commission suspending our reporting obligations under Canadian securities laws subject to the Company not becoming a publicly-traded company.
Completion of Financial Restructuring and Emergence from Bankruptcy
On October 8, 2015, with the support of our debt holders and creditors, our reorganization plan was approved by the Bankruptcy Court. Effective October 22, 2015, we completed our financial restructuring process and emerged from chapter 11 proceedings, eliminating $463.5 million of debt and related interest expense from our balance sheet.
Upon emergence from the chapter 11 proceedings on October 22, 2015, Hycroft adopted fresh-start accounting as required by Accounting Standards Codification (“ASC”) 852 governing reorganizations. Upon adoption of fresh-start accounting, all assets and liabilities were recorded at their fair value as of October 22, 2015, the fresh-start reporting date. The fair values of Hycroft’s assets and liabilities in conformity with ASC 805 governing business combinations, as of that date differed materially from the recorded values of its assets and liabilities as reflected in Hycroft’s historical consolidated financial statements. Adopting fresh-start accounting resulted in a new reporting entity with no beginning retained earnings or deficits. The cancellation of all existing shares of common stock outstanding on the effective date of the predecessor’s emergence from chapter 11 and the issuance of new common shares of the reorganized entity caused a change of control under ASC 852. Fresh-start accounting also required that the reporting entity allocate the reorganization value to its assets and liabilities in relation to their fair values upon emergence from chapter 11 proceedings.
In connection with Hycroft’s emergence from chapter 11 proceedings, Hycroft entered into a $126.7 million First Lien Term Loan Credit Agreement dated as of October 22, 2015 by and among Hycroft, the lenders party thereto and The Bank of Nova Scotia, as Administrative Agent (the “First Lien Credit Agreement”). The First Lien Credit Agreement proceeds were used to repay outstanding loan obligations related to Hycroft’s historical revolving credit agreement and the amounts owed under diesel and cross currency swap arrangements to predecessor’s secured lenders. For a more detailed discussion of the

First Lien Credit Agreement see “Certain Relationships and Related Transactions — Seller Related Party Transactions — First Lien Credit Agreement” below.
Hycroft also issued $95.0 million of 15% pay-in-kind, or “PIK”, Second Lien Convertible Notes due 2020 (the “Second Lien Notes”) pursuant to an indenture, which was used to repay and retire a debt facility that was created during the bankruptcy proceedings and for ongoing corporate needs. As of April 24, 2020, Hycroft had an aggregate of $218.4 million in outstanding Second Lien Notes, including accrued interest to be issued as additional PIK notes. See “Certain Relationships and Related Transactions — Seller Related Party Transactions — First Lien Credit Agreement” and “Certain Relationships and Related Transactions — Seller Relatd Party Transactions — Second Lien Convertible Notes” below for more information regarding the terms of these financing arrangements.
Under the reorganization plan, Seller’s predecessor’s then-existing unsecured notes and general unsecured claims were canceled and holders of such claims received equity in the reorganized Hycroft or received cash in amounts negotiated by the major creditor groups. Hycroft was required to issue 3.0 million new shares of common stock to Hycroft creditors. As of September 30, 2019, all 3.0 million shares of Seller common stock had been issued to the claimants. As of October 3, 2019, the chapter 11 proceeding was terminated and an order of final decree pursuant to Section 350(a) of the Federal Bankruptcy code was issued.
Stockholders of Seller’s predecessor received warrants pursuant to a warrant agreement dated October 22, 2015, between Hycroft, Computershare Inc., and its wholly-owned subsidiary, Computershare Trust Company N.A., a federally chartered trust company, collectively as warrant agent (the “Seller Warrant Agreement”), with a 7-year term that represented 17.5% of the outstanding new Seller common stock (the “Seller warrants”). The exercise price of the Seller warrants on the exercise date will be equal to the product of (i) the amount obtained by dividing (A) Seller’s adjusted equity value as of such exercise date, as defined in the Seller Warrant Agreement by (B) the total share number on such exercise date multiplied by (ii) the cheap stock factor on such exercise date, as defined in the Seller Warrant Agreement. The number of shares of Seller common stock for which a Seller warrant is exercisable, and the exercise price per share of such Seller warrant are subject to adjustment from time to time pursuant to the Seller Warrant Agreement upon the occurrence of certain events, including the issuance of certain dividends. As of May 1, 2020, the exercise price of the Seller warrants was $5.03 per share and each Seller warrant was exercisable to purchase 2.239 shares of Seller common stock. The Seller warrants are currently out-of-the money as the exercise price of $5.03 per share is substantially higher than the value attributable to the shares of Seller common stock in the business combination, which based upon the foregoing assumptions of outstanding shares of Seller common stock (including an assumed conversion of the Second Lien Notes) as of May 29, 2020, is estimated to range from approximately $1.01 per share in the no redemption scenario to approximately $1.12 per share in the maximum redemption scenario.
Holders of Seller warrants do not have any rights as stockholders, including the right to receive a distribution, unless such holder of Seller warrants duly and validly exercises such Seller warrants prior to the closing of the business combination. However, pursuant to the Seller Warrant Agreement, if Hycroft issues or sells equity securities to any person who was a stockholder of the predecessor on the date of the Seller Warrant Agreement, for consideration per share greater than the exercise price of the Seller warrants, then each registered holder and beneficial holder of the Seller warrant that is an accredited investor shall have the right, for the period of 20 days after Hycroft delivers notice of such issuance or sale, to participate in the issuance or sale on a pro rata basis, pursuant to certain restrictions. The transactions contemplated under the business combination will not trigger this right under the Seller warrants.
Accordingly, holders of Seller warrants that wish to participate in the distribution of purchase shares must duly and validly exercise their Seller warrants at a price (as of May 1, 2020) of  $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants will be exercisable, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, to purchase shares of HYMC Class A common stock. The distribution of purchase shares is expected to be made promptly following the issuance to Seller of shares of Class A common stock in the business combination.
The Purchase Agreement was amended on February 26, 2020 to provide for the assumption by HYMC of the liabilities and obligations under the Seller Warrant Agreement upon consummation of the transactions contemplated under the Purchase Agreement. Subject to the terms and conditions of the Purchase Agreement, each warrant of Seller outstanding and unexercised immediately prior to the effective time will be assumed by HYMC and be exercisable to purchase shares of HYMC Class A common stock. As the Seller warrants will be subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, the exercise price will be significantly higher and the number of shares of HYMC Class A common stock into which the Seller warrants will be exercisable will be significantly lower; and such warrants are expected to continue to be substantially out-of-the money following the business combination.
Hycroft Business
Our sole operating mine, the Hycroft Mine, is an open-pit heap leach operation located approximately 54 miles west of Winnemucca, Nevada. Historically, gold and silver sales have represented 100% of our operating revenues and the market prices of gold and silver significantly impact our financial position, operating results and cash flows. We restarted the Hycroft Mine in 2008 and we suspended mining operations on July 8, 2015. We then operated for several years on a care and maintenance basis, where gold and silver production was a byproduct of care and maintenance activities. Beginning in early 2019, with additional funding provided by the Fund Lenders in the form of 1.5 Lien Notes and 1.25 Lien Notes, repairs to the crushing system commenced and mining operations were again started at the Hycroft Mine. The first pour of gold and silver occurred in August 2019.
As reflected in the Hycroft Technical Report recently completed by M3 Engineering and Technology (“M3”), SRK Consulting US (“SRK”) and Hycroft compliant with the recently adopted Modernization of Property Disclosures for Mining Registrants (“New Mining Rules”), with respect to which HYMC will be voluntarily early adopting in connection with the Registration Statement of which this joint proxy statement/prospectus forms a part, as of June 30, 2019, the Hycroft Technical Report reflected proven and probable mineral reserves of 11.996 million ounces of gold and 481.4 million ounces of silver, which were contained in oxide, transition and sulfide ores. The Hycroft Technical Report also reported as of June 30, 2019, the following measured, indicated and inferred mineral resources of gold and silver contained in oxide, transition and sulfide ores (in 000’s):
Mineral Resources(1)	Gold (Oz)	Silver (Oz)
Measured(2)	649	15,554
Indicated(2)	3,050	93,438
Inferred	5,769	129,754

(1)
Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. The term “economically,” as used in the SEC’s New Mining Rules, means that profitable extraction or production has been established or analytically demonstrated in a feasibility study to be viable and justifiable under reasonable investment and market assumptions. The term “legally” as used in the New Mining Rules definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, we must have a justifiable expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with our current mine plans. In accordance with the New Mining Rules, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this joint proxy statement/prospectus are defined in the New Mining Rules.

(2)
The measured and indicated mineral resources are exclusive of those mineral resources modified to produce the reported mineral reserves.

The Hycroft Technical Report does not include any assumptions for the conversion of mineral resources to mineral reserves.
You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC. You are also cautioned that mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under the New Mining Rules, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.
Prior to the suspension of mining operations on July 8, 2015, Hycroft recovered metals contained in oxide and transition ores through heap leach operations. As discussed below, the Hycroft Mine’s current mining plan and operations involve oxidizing and leaching transition and sulfide material in a heap leach application. As of July 31, 2019, based upon the findings in the Hycroft Technical Report, about 94% of the Hycroft Mine’s ore contains enough refractory gold to economically justify pretreatment by pre-oxidation prior to cyanide leaching.
Historical Test Work
Beginning in 2007, Hycroft examined milling options to expand production, including direct cyanidation of high-grade oxide ore, and production of a flotation concentrate from sulfide ore, followed by an oxidative treatment of the concentrate. The original focus was on oxidation methods primarily employed in the Nevada gold industry, including pressure oxidation and roasting. Test work on these processes showed that each of these options could work well.
In 2013, Hycroft began testing a suite of alternative oxidation methods, including chlorination, ambient pressure alkaline oxidation, fine-grinding with intense cyanidation, and a procedure similar to the patented Albion Process. The goal was to develop an economically viable process that would be less expensive to build and operate than autoclaves and that would eliminate the need for offsite concentrate sales.
Batch test results were positive and indicated that the Hycroft Mine’s concentrates were amenable to oxidation under atmospheric conditions, using trona as the acid neutralizing agent. Continuous pilot plant testing on three main domains was completed at Hazen Research to confirm these results.
In 2016, the viability of the atmospheric oxidation process using trona was demonstrated in a 10 ton-per-day integrated pilot plant at the mine site. This plant included primary grinding of 3/8” material, followed by flotation, atmospheric oxidation, cyanide leaching, counter-current decantation and Merrill-Crowe precipitation.
Previous testing and analysis of the Hycroft Mine indicated that transition and sulfide ore can be oxidized in a heap leach operation prior to irrigation with cyanide solution and previous studies have all contributed to the development of the proposed process for the two-stage, heap oxidation and subsequent leaching of sulfide and transition ores. Aside from offering an extensive characterization of the ore, our past test work has served to demonstrate the relationship between oxidation and recovery, to quantify the carbonate consumption requirements for oxidation and to establish reaction rates under varying operating conditions. Knowledge of the oxidation mechanism that was established in past work has favorably assisted the advancement of the pre-oxidation process that we are using at the Hycroft Mine.
The Hycroft Technical Report prepared by M3, in association with SRK and Hycroft was issued effective July 31, 2019 and followed the requirements of the New Mining Rules. The Hycroft Technical Report provides the results of the Hycroft heap leach feasibility study that evaluated the possibility of oxidizing and leaching transitional and sulfidic material in a heap leach application. The Hycroft Technical Report presents a mineral reserve and resource estimate, a supporting life-of-mine plan and the results of metallurgical testing to determine the applicability of oxidizing and leaching transition and sulfide ore in a heap leach process. The metallurgical testing includes three phases of the ongoing test program using extensive column and bottle roll test work. The objective of the Hycroft Technical Report was to determine if soda ash, a refined form of trona, can be used to oxidize sulfides in a heap leach operation prior to irrigation with cyanide solution. This process, which is the subject of a pending patent application, is intended to accomplish two goals, namely, the liberation of gold and silver in the sulfides by oxidation, thereby increasing its recovery, and the reduction of the heap’s potential to turn acidic during cyanide leaching.
Over a decade of research into various carbonate oxidation systems has laid the foundation for the pre-oxidation and cyanidation process. A history of processes that have contributed to the development of this technology is included in the Hycroft Technical Report to show the progression of the mechanism used for oxidation as well as the logic that lead to current operating procedures.
The metallurgical test programs conducted on the Hycroft deposit consisted of a series of comminution, flotation, concentrate oxidation, and cyanide leaching tests on whole ore, flotation tailing, and oxidized sulfide concentrate. The samples were mostly derived from drill cores.
Ore is classified as “oxide,” “transitional,” or “sulfide,” depending on the solubility of its gold content in cyanide solution (refractoriness). Ores having cyanide soluble gold contents of 70% or higher are classified as oxide ore. Those with cyanide-soluble gold contents below 30% are considered sulfide. The remainder, with cyanide-soluble contents between 30 to 70% are considered transition ores. The classification has been shown to have no strong correlation with sulfide sulfur content.
Heap Leach Test Work
In October 2015, we began testing the possibility of oxidizing (using trona to manage the pH) and leaching the transition and sulfide ores in a heap leach scenario in order to reduce the capital intensity of recovering the gold and silver ounces contained in such ores. Heap leach oxidation and cyanide leach tests began with traditional column lab work. Core samples for metallurgical testing were selected to represent the most significant domains within the orebody, Central, Brimstone and Vortex, will be the main sources of ore going forward. Tests were conducted in plexiglass cylindrical columns that were 1-ft diameter and 4-ft high. Ore samples were crushed to 1/2”, blended and loaded into the columns.
Between the oxidation and leach stages, the columns were rinsed with water followed by lime-saturated water. The objective of the water rinse was to remove as much of the sulfate produced and excess carbonate alkalinity as practicable from the ore column. Sulfate that remains will react with calcium in the leach solution to precipitate CaSO4, which could form a passivation layer over the solids that are being leached. Bicarbonate has been shown to react with cyanide resulting in high cyanide consumptions. The objective of the lime-water rinse was to neutralize residual bicarbonate after the water rinse. Depending on the efficiency of the water rinse, the lime-saturated rinse may not be required but this will have to be tested to determine the trade-off between the cost of lime-water rinse and the cyanide loss.
Oxidation was performed for different periods ranging from 60 days to 180 days, by adding soda ash to the ore column and applying just enough solution to the column to keep the ore wet. This status was maintained to ensure that the interstices in the ore column are filled with oxygen-supplying air and not flooded with solution. A small amount of solution was allowed to drain at the bottom of the column, enough to collect at least 50 ml of sample each day for pH analysis, and to create a weekly composite for sulfate analysis. Oxidation was tracked by the amount of sulfate produced.
The results of the column oxidation followed by leach tests in general supported the hypothesis that higher oxidation levels of transition and sulfide ores produce better gold and silver recoveries in the subsequent cyanide leach process. From the overall trend observed in the test results, it appears that gold recoveries of 70% are possible for all the domains if the conditions are right. It is recommended that testing be continued using optimal conditions to provide experimental support for this recovery target. These optimal conditions include soda ash dosage, crush size, oxidation time, maintaining moist conditions during oxidation and ensuring access to air. During operations, testing of ore is likewise recommended to fine tune the conditions to be used in the heap. The duration of the oxidation cycle is variable and dependent on parameters found in the head assay.

While trona was initially used in testing to manage the pH and alkalinity during oxidation, for commercial production Hycroft has determined to use soda ash, a trona product, as Hycroft believes that soda ash can deliver higher carbonate concentrations than trona and requires less mass to be moved and stored in order to provide the same total alkalinity.
As reported in the Hycroft Technical Report, operating parameters and expected recoveries for heap leaching were as follows:
Domain	Nominal* Target Oxidation, %	CN — Leach Time, days	Au Recovery, %	Ag Recovery, %
Northwest (Bay)	31	60	55	55
West (Central)	40	60	70	70
Southwest (Camel) Above Water Table	40	60	70	70
Southwest (Camel) Below Water Table	40	60	65	70
Brimstone	40	60	65	70
Vortex	40	60	65	70
The Hycroft Technical Report indicated that maximum recoveries can be attained if the correct operating conditions are observed, including the following:
1.
It is essential that pH be maintained above 9.5 during the oxidation process but not higher than 11. This ensures that the catalytic action of the ferrous-ferric carbonate redox pair is prevailing.

2.
The total carbonate alkalinity must be maintained at a minimum of 20,000 parts per million, preferably up to 60,000 ppm to stabilize enough iron in solution.

3.
During oxidation, the ore must be maintained wet.

4.
However, the heap must not be saturated with solution to allow oxygen to migrate to the oxidation sites.

5.
When the desired oxidation level is attained, excess carbonate and bicarbonate must be rinsed out of the heap. This may be followed by a lime water rinse to neutralize any residual carbonate.

Maintaining permeability in the heap is important during both oxidation and leach stage.
Hycroft Business Strategy
Based on the test work outlined above, we have developed a mine plan to profitably produce gold and silver at the Hycroft Mine (in a stable jurisdiction) that focuses on two-stage, heap leach oxidation of transition and sulfide ores using soda ash to manage the pH and alkalinity during oxidation and subsequent cyanidation of the oxidized ores. The following simplified schematic outlines the process that we intend to use, which is further described in the Hycroft Technical Report.

BIN
PRIMARY CRUSHING
GYRATORY CRUSHER
COARSE ORE STOCKPILE
BIN
SECONDARY SCREEN
SECONDARY SCREEN
SECONDARY CRUSHER
SECONDARY CRUSHER
SECONDARY & TERTIARY CRUSHING
BIN
TERTIARY SCREEN
TERTIARY SCREEN
TERTIARY CRUSHER
TERTIARY CRUSHER
BIN (FUTURE)
TERTIARY SCREEN (FUTURE)
TERTIARY SCREEN (FUTURE)
TERTIARY CRUSHER (FUTURE)
TERTIARY CRUSHER (FUTURE)
SODA ASH UNLOADING & STORAGE
SODA ASH STOCKPILE
FINE ORE STOCKPILE
HEAP LEACH
SODA ASH RECYCLE POND
BIN
SODA ASH MIX TANK
MERRILL-CROWE & REFINERY (EXISTING)
REFINERY
MERRILL-CROWE
BARREN SOLUTION
DORE
PREGNANT SOLUTION POND
BARREN SOLUTION POND
LEGEND
MAIN PROCESS FLOW
AUXILIARY FLOW
ALTERNATE/INTERMITTENT FLOW
FUTURE FLOW

HYCROFT OVERALL FLOW SHEET

Mining
Under our mine plan, we currently intend to mine using typical truck and shovel open pit mining methods.
We plan to ramp up production over five years to the design crushed ore tonnage of 36 million tons per year, starting with 4.5 million tons in 2019, increasing to 12.6 million tons in 2020, 23.3 million tons in 2021, and reaching the target 36 million tons per year by 2024. The yearly tonnage will be supplemented by a small percentage of ore that will be placed and leached as run-of-mine ore. In connection with the restart of mining operations, we made repairs to the crushing system and in July 2019 received approval of an amendment to our permits for construction of a new leach pad.
Processing
A significant portion of gold in the Hycroft Mine ore is refractory due to its association with pyrite, marcasite and other sulfides. About 94% of the ore contains enough refractory gold to economically justify pretreatment by pre-oxidation prior to cyanide leaching.
The heap leach operation is designed to treat three categories of ore, classified as described below, using the following methods:
•
Ore Category 1 (ROM ore) — lower grade ore with high cyanide soluble gold is routed directly to the leach pad and cyanide leached to extract gold and silver. This accounts for 4% of the ore over the life of mine. The gold contents are highly soluble and the remaining refractory gold contents are not projected to justify the time and expense of a pre-oxidation step, therefore it will be stacked as run of mine, or ‘ROM’. The ore in this category is typically defined as ‘ROM oxide’ or ‘ROM transition’.

•
Ore Category 2 (3/4” Crushed ore) — higher grade ore with high cyanide soluble gold is crushed to a P80 of 3/4” and cyanide leached to extract gold and silver. This accounts for 2% of the ore over the life of mine. The gold contents are highly soluble, but additional size reduction is expected to increase gold and silver recovery enough to justify the additional expense. The remaining refractory gold contents are not projected to justify the time and expense of a full pre-oxidation cycle. The ore in this category is typically defined as ‘3/4” crushed oxide’ or ‘3/4” crushed transition’.
•
Ore Category 3 (1/2” Crushed ore) — low cyanide soluble ratio ores are crushed to a P80 of 1/2”. The crushed ore is mixed with soda ash to induce an alkaline ‘pre-oxidation’ process. After the oxidation process has been completed to the desired extent, the ore will be rinsed sequentially with water and saturated lime solution, and then leached with cyanide to extract gold and silver. This accounts for 94% of the ore over the life of mine. The ore in this category is typically defined as ‘1/2” crushed sulfide’ or ‘1/2” crushed transition’. This process is the subject of a pending patent application.

Crushing Plant
The crushing system is designed to run a nominal capacity of 65,750 tons per day ramping up to 98,630 tons per day with the addition of two more tertiary crushers. The existing crushing system includes one primary crusher, two secondary crushers, and two tertiary crushers. The existing facility will be sufficient during the ramp-up period, but will require the addition of two more tertiary crushers to attain the design capacity.
Category 2 and Category 3 ores will be transported to the primary crusher dump pocket via haul truck. Prior to the primary crusher, the ore that is being routed as Category 3 will pass under a soda ash silo where a pre-determined amount of soda ash will be added to the ore to begin the pre-oxidation process. The ore will proceed through three stages of crushing and exit the tertiary crushers routed as either 3/4” crushed or 1/2” crushed. It will then be hauled to and stacked on the leach pads.
Pre-Oxidation
Pre-oxidation of the Category 3 ore will begin at the crusher using in-situ moisture and solid soda ash. The amount of soda ash required for the ore is relative to the percent sulfide-sulfur content of the ore. We will regularly sample the mined ore for reagent addition control.
After placing Category 3 ore on the heap, additional soda ash solution will be applied to bring the ore to field capacity (8 – 10% moisture). The solution in the heap will be replenished on a regular basis using soda ash solution in order to offset evaporation and carbonate consumption.
The dissolved oxygen required for the reaction will be replenished through solution to air contact; the oxygen will be monitored inside the heap using embedded recoverable sensors. If required, air inflow can be aided by installing large perforated piping at the bottom of each panel, with ends protruding out of the heap.
Pre-oxidation duration will be determined by the characteristics of the ore and the measured extent of oxidation based upon sulfate production. The extent of oxidation will be determined by the target recoveries for each domain and the initial cyanide soluble gold, which is translated to degrees of oxidation already achieved. The number of days required to attain target oxidation is dependent upon the sulfide-sulfur content of the ore with, higher sulfide-sulfur corresponding to longer oxidation cycles. The majority of the ore is expected to take between 30 and 120 days to finish pre-oxidation. This is measured between the day that soda ash is introduced to the ore at the crusher and the day that the ‘rinse’ cycle begins for the panel.
Rinse Cycle
When the pre-oxidation cycle has been completed, the Category 3 ore will be rinsed first with water, then with a saturated lime solution prior to the commencement of cyanidation leach. This is necessary to remove bicarbonate from the heap and prevent cyanide loss during leaching. The alkalinity of the solution in the heap is monitored to ensure rinse completion prior to the start of cyanidation.
Heap Leach Cyanidation
The cyanidation conditions for all placed ore will be the same regardless of crush size or the use of pre-oxidation. The pH will be controlled using lime. Category 1 and Category 2 ores, those ores not going through pre-oxidation or rinse are expected to undergo a 200-day primary leach cycle. Category 3 ore, having already been oxidized and rinsed, is expected to undergo a nominal 60-day primary leach cycle.
Merrill-Crowe and Refinery
Due to the high silver content of the pregnant solution, gold and silver is recovered by zinc cementation. We have two existing Merrill-Crowe plants, which are used to process pregnant solution from the heap leach operation. The older plant has a capacity of 4,500 gallons per minute. The newer plant is considerably larger, with a present capacity of 21,500 gallons per minute.
The wet filter cakes from the Merrill-Crowe circuits are transferred to retort pans, which are then put into a retort furnace to remove water and mercury. Water and then mercury are sequentially volatilized from the precipitate by heating the precipitate under a partial vacuum. The dried filter cake is mixed with flux, a clarifying agent used to remove certain impurities and reduce the melting point of elements in the precipitate, and then transferred to an electric arc furnace where it is smelted to produce doré.
Project Infrastructure
The future infrastructure for the Hycroft Mine heap leach project includes the existing infrastructure and the requirements of the project. Currently on site are administrative buildings, mobile equipment maintenance shops, two Merrill-Crowe processing plants, a three-stage crushing system, a refinery and heap leach pads. The site also has a modern communications system provided by microwave facilities, including cellular communications. Major infrastructure categories to be constructed for the project include:
•
Additional leach pad space and associated ponds, piping and other facilities;

•
Conveying and stacking;

•
Crushing system refurbishments; and

•
Rail siding.

Fresh water will be obtained from existing active and inactive production wells in a field west of the mine, and from mine dewatering. Plant water requirements are projected to fall below the current permitted water rights.
A rail siding will be constructed that will access the nearby main east-west rail line, which is operated by Union Pacific. The rail siding will be used to receive large quantities of bulk commodities such as soda ash and lime at a reduced cost of transportation versus trucking, while reducing the potential environmental and safety hazards associated with truck transportation. M3 has provided the design for the rail unloading and materials handling facilities at the rail siding.
Currently the final crushed ore product is loaded to trucks and transported to the heap. A conveyor stacking system is planned for 2024 which will directly convey the ore to the heap and eliminate the need for the truck haul.
Principal Products and Market Overview
The principal products that the Hycroft Mine produces are unrefined gold bars (doré) and in-process inventories (metal-laden carbon), both of which are sent to third party refineries before being sold, generally at prevailing spot prices, to financial institutions or precious metals traders. Doré bars and metal-laden carbon are sent to refineries to produce bullion that meets the required market standards of 99.95% pure gold and 99.90% pure silver. Under the terms of our refining agreements, doré bars and metal-laden carbon are refined for a fee, and our share of the refined gold and the separately-recovered silver are credited to its account or delivered to its buyers. As noted above, due to the expected higher silver content, we anticipate producing doré and not relying on the carbon-in-columns to produce the metal-laden carbon except in limited circumstances.
Product Revenues and Customers
For the two years ended December 31, 2019 and 2018, we did not record revenues, with any sales of gold and silver recovered from care and maintenance of the leach pads and not reflecting material production amounts. Accordingly, they were deemed to be a byproduct (and a net expense) of the care and maintenance activities. We expect gold and silver sales to be our only source of future revenues. Even at full production levels, however, we do not believe we have any dependencies on any customers of our gold and silver due to the liquidity of the metal markets and the availability of metal traders and financial institutions. For the year ended December 31, 2019, gold and silver sales of 8,593 ounces and 52,036 ounces, respectively, were reported as revenue as the Hycroft Mine was operating. All gold and silver sales during the year ended December 31, 2019 were to the same customer. However, Hycroft is not obligated to sell all of its gold and silver to one customer.
Gold Uses
Gold has two main categories of use: fabrication and investment. Fabricated gold has a variety of end uses, including jewelry, electronics, computers, dentistry, industrial and decorative uses, medals, medallions and coins. Gold investors that want to own physical gold generally buy gold bullion, coins and jewelry.
Gold Supply
The supply of gold consists of a combination of current production from mining and metal recycling and the draw-down of existing stocks of gold held by governments, financial institutions, industrial organizations and private individuals. Based on publicly available information, gold production from mines was flat for 2019 compared to 2018 totaling approximately 3.46 metric tons (or 111 million troy ounces) and represented approximately 73% of the 2019 global gold supply.
Gold Prices
The price of gold is volatile and is affected by many factors beyond our control, such as the sale or purchase of gold by central banks and financial institutions, inflation or deflation and monetary policies, fluctuation in the value of the US dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold producing countries throughout the world. The following table presents the annual high, low, and average afternoon fixing prices for gold over the past ten years on the London Bullion Market (in US dollars per ounce).
Year	High	Low	Average
2009	1,213	810	972
2010	1,421	1,058	1,225
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,257
2018	1,355	1,178	1,268
2019	1,540	1,270	1,393
2020 (through May 4, 2020)	1,742	1,474	1,609
On May 4, 2020, the afternoon fixing price for gold on the London Bullion Market was $1,709 per ounce.
Employees
Hycroft has 191 employees, of whom 184 are currently employed at the Hycroft Mine. None of our employees are represented by unions.

Competition
We compete with other mining companies in connection with hiring and retaining qualified employees. There is substantial competition for qualified employees in the mining industry, some of which is with companies having substantially greater financial resources than Hycroft and a more stable history. As a result, we may have difficulty hiring and retaining qualified employees.
Our management believes that no single company has sufficient market power to affect the price or supply of gold in the world market.
Please see “Risk Factors — Risks Related to Seller’s Industry — We face intense competition in the mining industry”, for additional discussion related to our current and potential competition.
Legal Proceedings
We are currently the subject of two purported securities class-action lawsuits, one each in the United States and Canada, which were filed prior to the bankruptcy proceedings against our “predecessor”, and which allege that we made false and misleading statements in our public disclosures to induce the purported class members to purchase our securities at artificially inflated prices. We dispute the claims and intend to continue to contest the actions vigorously.
The class action complaint filed in the United States to recover damages on behalf of all purchasers of our stock during the class period was initially filed in the United States on April 3, 2014 in the District of Nevada. We filed a motion to dismiss the complaint on September 29, 2015, and the plaintiffs filed an opposition to Seller’s dismissal motion on December 15, 2015. On March 30, 2016, the Federal District Court in Reno, Nevada heard our motion to dismiss. On August 8, 2016, the Federal District Court issued its ruling dismissing the case without prejudice, allowing the plaintiffs to amend their complaint and refile. On November 3, 2016, the plaintiffs filed an amended complaint with the Federal District Court. On January 25, 2017, we moved to dismiss the amended complaint. On September 20, 2017, the Federal District Court issued its ruling dismissing the case with prejudice. On October 16, 2017, the plaintiff appealed the decision of the Federal District Court to the Circuit Court for the Ninth Circuit. On March 30, 2018, the lead plaintiff filed their opening brief with the Circuit Court for the Ninth Circuit. On July 6, 2018, we filed our answering brief, and the plaintiff filed a reply brief on August 14, 2018. The Ninth Circuit Court heard oral argument on November 15, 2018 and on November 29, 2018, the Ninth Circuit reversed and remanded the District Court’s decision granting our motion to dismiss. On December 13, 2018, we petitioned the Ninth Circuit to rehear the appeal en banc, which was denied by the Ninth Circuit on March 5, 2019. On May 2, 2019, we filed our response to the amended complaint with the Federal District Court in Reno, Nevada. We received the first request for production of documents and notice of subpoena on May 7, 2019. On June 6, 2019 the defendants filed their responses and objections to the plaintiff’s request for production of documents and we filed our responses and objections to the notice of subpoena. Following continuing negotiations, with the assistance of a mediator, we reached an agreement in principle to resolve the matter. A Stipulation of Settlement was filed with the District Court on January 24, 2020 requesting preliminary approval of the settlement directing notice to the class and the scheduling of a final settlement hearing before the District Court. Payment of the settlement is to made solely out of proceeds from existing insurance policies.
LBP Holdings Ltd. filed a proposed class action for damages on July 16, 2014 in the Ontario Superior Court of Justice in Canada alleging securities violations during the period January 18, 2013 to August 5, 2013. During 2017, the plaintiff amended its compliant to discontinue the secondary market claims (all holders during the class period) leaving only primary market and common law (negligence and negligent misrepresentation) claims. This was done by consent court order with a notice period to affected class members, which notice period has expired.
The plaintiff then proceeded with its certification motion in respect of the remaining claims. Prior to the hearing of the motion, the corporate defendants (us and the individual directors) reached a resolution of the certification motion under which the plaintiff agreed to discontinue the common law claims and the corporate defendants consented to certification of the primary market claims. An order was issued October 6, 2017 by Justice Paul Perell of the Ontario Superior Court of Justice certifying the action as a class proceeding. As a result of the order, the plaintiff will only have a certified primary market claim against the corporate defendants. Discovery commenced in the fall of 2018 and is ongoing. The initial discovery documents were produced by us to the plaintiffs in March 2019 and additional documents were produced in July 2019. A mediation hearing has held on November 12, 2019, but no agreement was reached.
With respect to the two class action cases, we have no obligation to fund any of the legal costs. All of these costs are being paid by the directors and officers insurers on our behalf and any settlement payment or ultimate damage award would also be paid by the insurers. The bankruptcy court specifically recognized that any liability related to these two cases will be covered by Seller’s insurance and absolved us of any obligation.
On February 7, 2020, a purported class action complaint was filed by a purported holder of Seller warrants, in the Court of Chancery of the State of Delaware against Seller and MUDS. The complaint seeks a declaratory judgment that the transactions contemplated under the Purchase Agreement constitute a “Fundamental Change” under the terms of the Seller Warrant Agreement and thereby requiring that the Seller warrants be assumed by MUDS as part of the transactions, in addition to asserting claims for (i) breach or anticipatory breach of contract against Seller, (ii) breach or anticipatory breach of the implied covenant of good faith and fair dealing against Seller, and (iii) tortious interference with contractual relations against MUDS. The complaint seeks unspecified money damages and also seeks an injunction enjoining Seller and MUDS from consummating the transactions. On February 26, 2020, MUDS and Seller entered into an Amendment to the Purchase Agreement whereby Seller's liabilities and obligations under the Seller Warrant Agreement shall be included as a Parent Assumed Liability under the Purchase Agreement. On March 27, 2020, MUDS and Seller filed motions to dismiss the complaint.
Properties
Our sole property is the Hycroft Mine. The Hycroft Mine is an open-pit (surface) gold and silver mine with a long history of operations as discussed below. Beginning in July 2015, we suspended mining operations and operated the Hycroft Mine solely in a care and maintenance mode through December 31, 2018. Commencing in January 2019, efforts to ramp up and restart mining operations began. During the first quarter of 2019, we worked to bring our six haul trucks, two hydraulic shovels and one wheel loader back into operation. In addition, we began the rehabilitation of our crushing system and the construction of leach pad space to enable mining operations to begin in the second quarter of 2019. Initial gold and silver production occurred in August 2019.
Historically, we held as many as 75 mineral exploration properties, all of which were sold in 2015 as part of the bankruptcy process.
Operating Properties
Hycroft Technical Report
The information that follows relating to the Hycroft Mine is derived, for the most part, from, and in some instances is an extract from, the Hycroft Technical Report prepared with respect to Hycroft’s heap leaching feasibility study in compliance with the SEC’s New Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Hycroft Technical Report, which has been filed as an exhibit to the Registration Statement of which this joint proxy statement/prospectus forms a part. The Hycroft Technical Report is incorporated herein by reference and made a part hereof.
Overview and Highlights
The Hycroft Mine is a senior-scale asset with an expected average annual production of approximately 366,000 ounces of gold equivalents, based on a 34 year mine life for mining and processing mineral reserves, and the following chart illustrates the current projected production schedule for the Hycroft Mine as outlined in the Hycroft Technical Report:

The Hycroft Technical Report sets forth a revised process for mining that significantly reduces capital expenditures when compared to the prior plans to build a mill to process sulfide ores. A summary of the estimated capital expenditures for the first five years of operations at the Hycroft Mine based upon the Hycroft Technical Report is set forth below:

($ 000's)	Years 1-5	Year 1	Year 2	Year 3	Year 4	Year 5
Leach Pad & Pond Construction	**$50,831**	$31,951	$18,425	--	$455	--
Mobile Equipment	**$312**	--	$312	--	--	--
M3 Capital:						
General	**$4,595**	--	--	$4,595	--	--
Primary Crushing	**$400**	--	--	$400	--	--
Secondary & Tertiary Crushing	**$42,202**	--	--	$10,350	$9,459	$22,393
Converying & Stacking	**$55,596**	--	--	$15,778	$3,506	$36,311
Reagents	**$19,016**	--	--	--	--	$19,016
Rail Unloading & Storage	**$33,773**	--	--	--	$10,792	$22,981
De-watering	**$10,401**	--	$3,850	$376	$2,385	$3,791
Owner's Team	**$5,148**	$4,548	$600	--	--	--
Other Annual Sustaining	**$2,500**	$500	$500	$500	$500	$500
Total	**$224,774**	**$36,999**	**$23,687**	**$32,000**	**$27,097**	**$104,991**

Hycroft Open Pit Mine
The following shows where the Hycroft Mine is located.

HYCROFT
MINE
Gerlach
Hycroft
Mine
Winnemucca
Elko
Gerlach
Reno
Las Vegas
N
0 25 50 100 Miles
Hycroft Mine
Property Location
Humboldt & Pershing Counties
Nevada
HYCROFT

Additionally, the below map shows the current property and facilities layout.

North
Process Facility
Bay
Pit
North
Pad
Brimstone
Process Facility
Offices &
Maintenance
Lewis
Pad
Crusher
Complex
Brimstone
Pad
Railway
Brim C6
Pit
Porter
Pit
Vortex
Dump

Title: Site Map	Scale: 1:17500	HYCROFT RESOURCES & DEVELOPMENT, INC.
Author: MK	Note 1:	
Date: 24-Jul-2019	Note 2:	
Bench:	Note 3:

The Hycroft Mine and related facilities are located 54 miles west of Winnemucca, Nevada. Winnemucca, a city with a population of approximately 7,000, is a commercial community on Interstate 80, 164 miles northeast of Reno. The mine property straddles Townships 34, 35, 35 1∕2 and 36 North and Ranges 28, 29 and 30 East (MDB&M) with an approximate latitude 40°52’ north and longitude 118°41’ west.
The town is served by a transcontinental railroad and has a municipal airport. Access to Hycroft from Winnemucca is by Jungo Road, formerly designated as State Route 49, a good-quality, unpaved road, and a short access road to the main entrance of the mine. Well-maintained mine and exploration roads provide access throughout the property. Access is also possible from Imlay, Gerlach and Lovelock by unpaved roads intersecting Interstate 80 and Nevada State Route 447. The majority of our employees live in the Winnemucca area. The site receives electrical power provided by NV Energy from the northwestern Nevada power grid. Initial surveys indicate that the town of Winnemucca has the required infrastructure (shopping, emergency services, schools, etc.) to support the maximum workforce and dependents. The Hycroft Mine currently has water rights which are adequate to support our planned future heap leach operations. The mine is situated on the eastern edge of the Black Rock Desert and on the western flank of the Kamma Mountains between Winnemucca and Gerlach, Nevada. There are no streams, rivers or major lakes in the general area. Elevations in the mine area range between 4,500 and 5,500 feet above sea level.
The climate of the region is arid, with precipitation averaging 7.7 inches per year. Average temperatures during the summer range from 50°F to 90°F and average winter temperatures range from 20°F to 40°F.
We hold 30 private patented claims and 3,247 unpatented mining claims that constitute our Hycroft Mine operating property. The total acreage covered by unpatented claims is approximately 68,759 acres and an additional 1,912 acres is covered by patented claims. Combining the patented and unpatented claims, total claims cover approximately 70,671 acres. Our Hycroft Mine patented claims occupy private lands and our unpatented claims occupy public lands, administered by the BLM. These claims are governed by the laws and regulations of the U.S. federal government and the state of Nevada. To maintain the patented claims in good standing, we must pay the annual property tax payments to the county in which the claims are held. To maintain the unpatented claims in good standing, we must file a notice of intent to maintain the claims within the county and pay the annual mineral claim filing fees to the BLM. Such filing fees amounted to $0.6 million in 2019. As long as we file the annual notice and pay the claim filing fees, there is no expiration date for our unpatented claims.
A portion of Hycroft Mine is subject to a mining lease requiring us to pay 4% net profit royalty to the owner of certain patented and unpatented mining claims, subject to a maximum of $7.6 million, of which $5.1 million remained payable as of December 31, 2019. There is no expiration date on the net profit royalty.
Hycroft Mine was formerly known as the Crofoot-Lewis open pit mine, which was a small heap leaching operation that commenced in 1983. Vista Gold Corp., a corporation incorporated under the laws of the Yukon Territory, which we refer to as “Vista,” acquired the Crofoot-Lewis claims and mine in 1987 and 1988. During this first operating period the mine produced over 1.0 million ounces of gold and 2.5 million ounces of silver. The mine production continued until it was placed on a care and maintenance program in December 1998 due to low gold prices. We acquired the Hycroft Mine in 2007 pursuant to an arrangement agreement where Vista transferred to us its Nevada mining properties. We restarted the Hycroft Mine in 2008 and suspended mining operations on July 8, 2015. During 2016 we were actively processing and producing gold from the ore within the heap leach pads. On January 1, 2017, we went into a care and maintenance mode when we stopped adding lime to the leach pads and continued to operate in a care and maintenance mode throughout 2017 and 2018. Prior to restarting operations, production of gold and silver was a byproduct of our maintenance activities on the Hycroft Mine. In January 2019 we began the restart of mining operations. During the first quarter of 2019 we worked to bring our six haul trucks, two hydraulic shovels and one wheel loader back into operation. In addition, we began the rehabilitation of our crushing system and the construction of new leach pad space to enable mining operations to begin in the second quarter of 2019. Initial gold and silver production occurred in August, 2019.
Future Development
As of January 1, 2019, we began the restart of the Hycroft Mine and implementation of the plan outlined above under “Business Strategy”. We completed the Hycroft Technical Report demonstrating the economic feasibility of oxidizing and leaching our transition and sulfide material in a heap leach application, which was issued effective July 31, 2019.
On site facilities include administration buildings, a mobile maintenance shop, light vehicle maintenance shop, warehouse, leach pads, crushing system, two Merrill-Crowe process plants and a refinery. The components for a second refinery are on-site and will be constructed as part of the expansion of mining activities. The crushing system is being refurbished as part of the restart activities and all other facilities are operational. The gross book value of property, plant and equipment associated with the Hycroft Mine as of December 31, 2019, was $68.4 million.
Geology
The Hycroft Mine is located on the western flank of the Kamma Mountains. The deposit is hosted in a volcanic eruptive breccia and conglomerates associated with the Tertiary Kamma Mountain volcanics. The volcanics are mainly acidic to intermediate tuffs, flows and coarse volcanoclastic rocks. Fragments of these units dominate the clasts in the eruptive breccia. The Central Fault and East Fault control the distribution of mineralization. A post-mineral range-front fault separates the ore-body from the adjacent Pleistocene Lahontan Lake sediments in the Black Rock Desert. The geological events have created a physical setting ideally suited to the open-pit, heap-leach mining operation at the Hycroft Mine. The heap leach method is widely used in the southwestern United States and allows the economical treatment of oxidized low-grade ore deposits in large volumes.
The deposit is typically broken into six major zones based on geology, mineralization, and alteration. These zones include Brimstone, Vortex, Central, Bay, Boneyard, and Camel. Breaks between the zones are major faults.
Mineralization at Hycroft has been deposited through multiple phases. An early silica sulfide flooding event deposited relatively low-grade gold and silver mineralization, generally along bedding. This mineralization is cross cut by later, steeply dipping quartz alunite veins. Late stage silver bearing veins are found in the Vortex zone and at depth in the Central area. Late to present supergene oxidation along faults has liberated precious metals from sulfides and further enriched gold and silver mineralization, along water table levels.
The known gold mineralization extends for a distance of three miles in a north-south direction by 1.5 miles in an east-west direction. Mineralization extends to a depth of less than 330 feet in the outcropping to near-outcropping portion of the deposit on the northwest side to over 2,500 feet in the Vortex deposit in the east.
Proven and Probable Mineral Reserves
Our mineral reserve estimates are calculated in accordance with subpart 1300 of Regulation S-K under the New Mining Rules of the Exchange Act. Proven and probable reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance of other countries. We conduct ongoing studies of our ore bodies to optimize economic values and to manage risk. We revise our mine plans and estimates of proven and probable mineral reserves as required and in accordance with the latest available studies. Our estimates of proven and probable reserves are prepared by and are the responsibility of our employees.
Our estimated proven and probable reserves are as of June 30, 2019, using prices of $1,200 per ounce for gold and $16.50 per ounce for silver. The gold and silver prices used in estimating reserves are lower than the trailing 3-year average price of $1,272.66 per ounce for gold and $16.53 per ounce for silver. The average London Bullion Market spot metal prices for each of the years ended December 31, 2019, 2018 and 2017 was $1,393, $1,268 and $1,257 per ounce for gold, respectively, and $16.21, $15.71 and, $17.04 per ounce for silver, respectively. Below is a summary of our estimated proven and probable ore reserves as of June 30, 2019.

	Tons	Grades, oz/t		Contained Oz (000s)
	(000s)	Au	Ag	Au	Ag
Proven (Heap Leach)
Oxide ROM	22,476	0.009	0.230	205	5,211
Transition ROM	4,095	0.008	0.190	32	759
Oxide 3∕4” Crushed	15,252	0.012	0.720	184	10,926
Transition 3∕4” Crushed	4,399	0.005	0.310	24	1,367
Transition 1∕2” Crushed	90,206	0.011	0.450	948	40,365
Sulfide 1∕2” Crushed	250,906	0.012	0.470	2,940	116,818
Total Proven Heap Leach	387,334	0.011	0.450	4,333	175,446
Probable (Heap Leach)
Oxide ROM	13,145	0.005	0.230	71	3,005
Transition ROM	3,660	0.005	0.140	20	505
Oxide 3∕4” Crushed	3,001	0.010	0.690	29	2,063
Transition 3∕4” Crushed	1,304	0.004	0.490	5	644
Transition 1∕2” Crushed	52,467	0.010	0.460	504	24,043
Sulfide 1∕2” Crushed	663,071	0.010	0.410	6,936	272,271
Total Probable Heap Leach	736,648	0.010	0.410	7,565	302,531
Total Probable Sulfide Stockpile 1∕2” Crushed	9,079	0.011	0.380	98	3,422
TOTAL PROVEN & PROBABLE MINERAL RESERVES	1,133,061	0.011	0.425	11,996	481,399
Waste	1,321,853
Total Tons	2,454,914
Strip Ratio	1.17

•
Mineral Reserves estimated according to the New Mining Rules definitions.

•
Mineral Reserves estimated at $1,200/oz Au and $16.50/oz Ag.

•
Cut-off grades used a Net Smelter Return (NSR) calculation.

•
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Hycroft did not use metal or equivalent metal cut-off grades in estimating proven and probable mineral reserves set forth in the table above and the complexity of the ore body resulted in the use of multiple metallurgical recovery factors by domain and process method, as reflected in the NSR calculations contained in Section 12 of the Hycroft Technical Report. NSR calculations were used as the basis of proven and probable mineral reserve estimations and for decisions influencing operating strategy, mine planning and design, because of differing mining and processing costs, recoveries, and the influence of both gold and silver. Factors including the variable ore types and mineralogy, different process streams and metallurgical recoveries, and related haulage distance can all cause variability in mining and processing costs and block value. Consequently, calculation of the breakeven NSR contained no profit assumptions and breakeven NSR cut-off as used by Hycroft in the mine plan has been determined to be US$0/t. Metallurgical recovery factors used to estimate proven and probable mineral reserves set forth in the table above are variable based upon the domain and processing method applied. Detailed domain specific metallurgical recoveries used to estimate proven and probable mineral reserves are set forth in Table 12-3 in Section 12 of the Hycroft Technical Report, including Au and Ag recoveries by domain for ROM Heap Leach Recovery, ¾” Crushed Heap Leach Recovery, and 1∕2” Crushed Heap Leach Recovery.

The reference point for mineral reserves is ore delivered to the leach pad and does not include reductions attributed to anticipated leach recoveries. In the case of the Hycroft Mine’s open pit, all costs are accounted for during the optimization phase of pit limit planning. Once the optimum pit extents have been determined, the decision to mine the material has been made and the cost incurred; the only task remaining then is to determine the optimal routing of the material. General and administrative expenses, as applied at Hycroft, are a fixed cost and do not vary by the tons mined or processed. As such, general and administrative costs are applied as an annual cost in the mine planning and not applied as a dollar to ton of ore processed. All material routing is based on optimal destination determination accounting for all applicable costs, recoveries, and limits (i.e., crushing capacity).
Typical break-even individual single metal cut-off grade listed for informational reference in the Hycroft Technical Report (Table 12-7) is as follows:
Process Method	Au (opt)	Ag (opt)
ROM Oxide Leach Recovery	0.006	0.938
ROM Transitional Leach Recovery	0.008	1.115
3/4” Crushed Oxide Leach Recovery	0.005	0.793
3/4” Crushed Transitional Leach Recovery	0.007	0.835
1/2” Crushed Transitional Leach Recovery	0.006	0.420
1/2” Crushed Sulfide Leach Recovery	0.007	0.519
The NSR calculation incorporates more than the typical single metal cutoff grades shown above, and the cutoff grades above, while typical, are not utilized in the estimation or reporting of mineral reserves. The NSR calculation covers all fixed and variable costs including mining, processing, sustaining capital deemed to be directly proportional to ore tonnage, general and administration, gross royalties, transport and shipping costs, smelting and refining costs, limits to payable metals, and refining penalties for deleterious metals. The following is an example of the method used to calculate the NSR expressed in US dollars per ton (US$/t):
NSR (US$/t) is calculated from the following equation:
NSR = (((Au Price - Au Selling) * Au Grade * Recovery Au * Au Refine) + ((Ag Price - Ag Selling) * Ag Grade * Recovery Ag * Ag Refine)) * (1 - Royalty) - Mine Cost - Process Cost - Soda Ash Cost - Sustaining Cost - G&A Cost
Where:
NSR	=	Net Smelter Return
Au Price	=	Au selling price in $ per troy ounce
Au Selling	=	bullion treatment and refining cost in $ per troy ounce
Au Grade	=	Au fire grade in troy ounces per ton
Recovery Au	=	% metallurgical recovery of Au by process route & domain
Au Refine	=	% payable for Au refining losses and deductions
Ag Price	=	Ag selling price in $ per troy ounce
Ag Selling	=	bullion treatment and refining cost in $ per troy ounce
Ag Grade	=	Ag fire grade in troy ounces per ton
Recovery Ag	=	% metallurgical recovery of Ag by process route & domain
Ag Refine	=	% payable for Ag refining losses and deductions
Royalty	=	% royalty (note due to very limited royalty remaining, no royalty has been included)
Mine Cost	=	mining cost per ton by material type
Process Cost	=	process cost per ton by process type & domain

Soda Ash Cost	=	soda ash cost per ton
Sustaining Cost	=	sustaining cost per ton
G&A Costs	=	general and administrative cost per ton
In addition to the factors listed above, methods, material assumptions and criteria used for estimating mineral reserves, as set forth in Section 12 of the Hycroft Technical Report, are as follows:
•
Costs were generated by Hycroft personnel, metallurgical recoveries were developed by M3 Engineering, and slope inputs supplied by Call and Nicholas and Golder Associates.

•
An NSR was generated for each 40 ft x 40 ft x 40 ft block for each of the processing methods available at Hycroft, which are the following:

•
Run-of-Mine (ROM) Heap Leaching of oxide and transitional material;

•
3∕4” Crushed Heap Leaching of oxide and transitional material;

•
1∕2” Crushed Heap Leaching of transitional and sulfide material; and

•
Assumed gold and silver prices of $1,200 and $16.50 per ounce, respectively.

•
Economic pit limits were determined with Geovia Whittle® Strategic Planning software.

•
Open pit designs were completed utilizing Maptek Vulcan 3D mine design software.

•
Mine planning was completed using Minemax strategic and operational mine planning software and selected the processing method that returned the highest net value was selected. If all processing methods returned a negative value, the block was classified as waste.

Soda ash assumptions set forth in Table 12-4 in Section 12 of the Hycroft Technical Report were as follows:
Soda Ash Cost	=	Cost of Soda Ash x Soda Ash Required
Cost of Soda Ash	=	$0.11 per pound
Soda Ash Required	=	% Oxidation x 2000 x%Sulfide Sulfur x 1.57
% Oxidation	=	(Target Oxidation — ratio_au) / Liberation Rate
Target Oxidation	:	Bay = 55%; All Others = 70%
ratio_au	=	aucn block grade / aufa block grade
Liberation Rate		if (ratio_au le 0.05) then = 1.77
if (ratio_au le 0.10) then = 1.89
if (ratio_au le 0.15) then = 1.99
if (ratio_au le 0.20) then = 2.09
if (ratio_au le 0.25) then = 2.18
if (ratio_au le 0.30) then = 2.27
if (ratio_au le 0.35) then = 2.36
if (ratio_au le 0.40) then = 2.44
if (ratio_au le 0.45) then = 2.53
if (ratio_au le 0.50) then = 2.60
if (ratio_au le 0.55) then = 2.68
if (ratio_au le 0.60) then = 2.70
if (ratio_au le 0.70) then = 2.78
Additional parameters used to calculate NSR included: (i) Whittle input parameters of the heap leach for oxide, transitional and sulfide ores and multiple cost and recovery factors by domain, as set forth in Table 12-2 of the Hycroft Technical Report; and (ii) heap leach metallurgical recoveries utilized in the Whittle optimization in mineral reserve determinations varying by redox, domain and process method, as set forth in Table 12-3 of the Hycroft Technical Report.

Measured, Indicated and Inferred Mineral Resources
Our mineral resource estimates are calculated in accordance with subpart 1300 of Regulation S-K under the New Mining Rules of the Exchange Act and are exclusive of mineral reserves. Measured, indicated and inferred mineral resources may not be comparable to similar information regarding mineral resources disclosed in accordance with the guidance of other countries. The estimates of Mineral Resources may be materially affected if mining, metallurgical, or infrastructure factors change from those currently anticipated at the Hycroft Mine. Estimates of inferred mineral resources have significant geological uncertainty and it should not be assumed that all or any part of an inferred mineral resource will be converted to the measured or indicated categories. Mineral resources that are not mineral reserves do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves.
Our most recent resource estimated measured, indicated and inferred mineral resources, as reflected in the Hycroft Technical Report as prepared by SRK Consulting (U.S.), Inc. (“SRK”) as of June 30, 2019, used prices of $1,400 per ounce for gold and $18.00 per ounce for silver. Below is a summary of our estimated measured, indicated and inferred resources as of June 30, 2019.
Classification	Material	Tons (kt)	Contained Grade				Contained Metal
			AuFa OPT	AuCn OPT	AgFa OPT	S%	Au (koz)	Ag (koz)
Measured Mineral Resources	Oxide	5,650	0.011	0.008	0.224	1.79	60	1,267
	Transition	21,746	0.011	0.005	0.186	1.80	232	4,038
	Sulfide	37,512	0.010	0.002	0.273	1.85	356	10,248
		64,908	0.010	0.004	0.240	1.83	649	15,554
Indicated Mineral Resources	Oxide	2,619	0.006	0.005	0.229	1.89	17	599
	Transition	16,293	0.007	0.003	0.329	1.79	117	5,369
	Sulfide	310,102	0.009	0.002	0.282	1.81	2,916	87,470
		329,014	0.009	0.002	0.284	1.81	3,050	93,438
Measured And Indicated Mineral Resources	Oxide	8,268	0.009	0.007	0.226	1.82	77	1,867
	Transition	38,039	0.009	0.004	0.247	1.80	349	9,407
	Sulfide	347,614	0.009	0.002	0.281	1.81	3,272	97,718
		393,922	0.009	0.002	0.277	1.81	3,699	108,992
Inferred Mineral Resources	Oxide	6,191	0.007	0.005	0.267	1.72	44	1,651
	Transition	20,148	0.008	0.004	0.276	1.74	156	5,570
	Sulfide	568,704	0.010	0.002	0.214	1.76	5,516	121,930
	Fill	4,018	0.013	0.008	0.150	0.63	53	603
		599,062	0.010	0.002	0.217	1.76	5,769	129,754

•
Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves and no Mineral Resources are assumed to be converted ino Mineral Reserves in the Hycroft Technical Report.

•
Open pit mineral resources stated as contained within a potentially economically minable open pit; pit optimization was based on assumed prices for gold of $1,400/oz, and for silver of $18/oz, variable Au and Ag Recoveries based on geo-metallurgical domains, a mining cost of $1.45/ton, variable ore processing costs based on geo-metallurgical domains, and G&A cost of $0.65/ton, and a pit slope of 45 degrees.

•
Open pit mineral resources are reported based on calculated NSR block values and the cutoff therefore varies from block to block. The NSR incorporates Au and Ag sales costs of $0.75/oz beyond the costs used for pit optimization.

•
Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

•
Mineral Resources are reported exclusive of Mineral Reserves.

Hycroft did not use metal or equivalent metal cut-off grades in estimating measured, indicated or inferred mineral resources set forth in the table above, as no mining of mineral resources has been incorporated into the Hycroft Mine plan, and the complexity of the ore body resulted in the use of multiple metallurgical recovery factors by ore body, as reflected in the NSR calculations contained in Section 11 of the Hycroft Technical Report. NSR block calculations were used as the basis for measured, indicated and inferred mineral resources estimations and open pit mineral resources are reported based on calculated NSR block values and the cutoff therefore varies from block to block. SRK worked with Hycroft to construct updated three dimensional wireframes for alteration and oxidation zones uses geo software. Estimation of gold, silver, sulfur and rock hardness in a three dimensional block model was completed by Tim Carew, P. Geo. of SRK and is reflected in Section 11 of the Hycroft Technical Report.
Metallurgical recovery factors used to estimate measured, indicated or inferred mineral resources set forth in the table above, are variable based upon the domain and processing method applied. Detailed domain specific metallurgical recoveries used to estimate measured, indicated or inferred mineral resources are set forth in Table 11-21 in Section 11 of the Hycroft Technical Report, including Au and Ag recoveries by domain for ROM Heap Leach Recovery, 3∕4” Crushed Heap Leach Recovery, and 1∕2” Crushed Heap Leach Recovery.
Measured, indicated and inferred mineral resources were estimated based upon an open pit optimization utilizing the following assumptions:
•
assumed prices for gold of $1,400/oz and for silver of $18/oz;

•
variable Au and Ag Recoveries based on geo-metallurgical domains;

•
mining cost of $1.45/ton;

•
variable ore processing costs based on geo-metallurgical domains;

•
G&A cost of $0.65/ton;

•
pit slope of 45 degrees; and

•
NSR incorporates Au and Ag sales costs of  $0.75/oz beyond the costs used for pit optimization.

Please see Table 11-21 in Section 11 of the Hycroft Technical Report for a more detailed tabular presentation of the resource pit optimization parameters for oxide, transitional and sulfide ores and multiple cost and metallurgical recovery factors by domain that were also used in the calculation of block NSR values for reporting purposes.
Information concerning our mineral properties in the Hycroft Technical Report and in this joint proxy statement/prospectus includes information that has been prepared in accordance with the requirements of the New Mining Rules set forth in subpart 1300 of Regulation S-K pursuant to the early adoption of such rules by HYMC in connection with the filing of the Registration Statement of which this joint proxy statement/prospectus forms a part. These disclosures differ in material respects from the requirements set forth in Industry Guide 7, which remains applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC that have not early adopted the New Mining Rules. These standards differ significantly from the disclosure requirements of Industry Guide 7 in that mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies that have not early adopted the New Mining Rules promulgated by the SEC.
Under SEC standards, mineralization, such as mineral resources, may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. The term “economically,” as used in the SEC’s Industry Guide 7 definition of reserves, means that profitable extraction or production has been established or analytically demonstrated in a feasibility study to be viable and justifiable under reasonable investment and market assumptions. The term “legally” as used in the SEC’s Industry Guide 7 definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, we must have a justifiable expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with our current mine plans. As used in this joint proxy statement/prospectus, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined and used in accordance with the New Mining Rules set forth in subpart 1300 of Regulation S-K, even though such terms are not recognized under Industry Guide 7 which the New Mining Rules will replace beginning January 1, 2021 for companies that do not early adopt the New Mining Rules. You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.
You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under the New Mining Rules, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.
For the above reasons, certain of the information contained in this joint proxy statement/prospectus may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under Industry Guide 7 of and that have not early adopted the New Mining Rules.
Internal Controls and Material Assumptions
The HMC drill hole database has been validated by the Hycroft exploration group. A review and validation of the Hycroft collar coordinate, down-hole survey, and geology data was completed in the third quarter of 2014 by Hycroft geologists.
SRK completed data verification and validation in advance of geological modeling and resource estimation, first between May and July 2017, for gold, silver, sulfide sulfur, and total sulfur analytical results, and for logged geological data. During this review, the analytical databases were found to be incomplete. SRK worked with Hycroft to extract all available analytical data from the acQuire database. This resulted in a 58% increase in the sulfide sulfur dataset. The compilation of gold and silver assay values in parts per million (PPM) units resulted in more intervals with valid Au CN:FA values for oxide modeling, and greater precision for grade estimation. SRK completed data verification for the new analytical database in September 2017.
Model validation was approached through visual and statistical methods. Visual comparison was done on sections and in plan for each area of the deposit. Statistical comparison was achieved using comparative population statistics and swath plots. Reconciliation of the model, excluding fill, to available production data was completed. Material mined by Seller’s predecessor between 2008 and 2015 was compared to blocks in the mined volume. Model and production data are summarized in the Hycroft Technical Report. The model compared well to historical production records for total gold ounces. The model has about 5% more tonnage, and about 4% lower gold grade, than the reported production. Reported silver grade was about 7% lower than what was predicted by the model and resulted in silver ounces produced about 12% less than what was predicted from the block model.
A visual inspection of the model in plan and section confirmed that grades were well correlated between the blocks and the composite data in each area.
Statistics by interpolation domain (grade shell) were used to compare the Au and Ag NN (polygonal) and OK and IDW, where applicable, grades against each other. The NN interpolation method provides a declustered representation of the sample grades and therefore, the resulting mean grades of any other method should be similar to the mean grade of the NN estimate at a zero-cutoff grade. For Au, the OK estimates were within acceptable tolerances of the NN; approximately ±3% for each domain. The global mean estimated OK grade at zero cut-off was within ~1% of the NN estimate. For Ag, the OK and IDW estimates were within acceptable tolerances of the NN; approximately ±5% for each domain, with the higher variances corresponding to the poorly sampled Bay and Lewis domains. The global mean estimated grade at zero cut-off was within ~1.2% of the NN estimate.
A swath plot is a graphical display of the grade distribution derived from a series of bands, or swaths, generated in several directions through the deposit. Using the swath plot, grade variations from the OK and IDW (where applicable) model are compared to the distribution derived from the NN grade model.
On a local scale, the NN model does not provide reliable estimations of grade, but on a much larger scale it represents an unbiased estimation of the grade distribution based on the underlying data. Therefore, if the OK/IDW model is unbiased, the grade trends may show local fluctuations on a swath plot, but the overall trend of the OK/IDW data should be similar to the NN distribution of grade.
Swath plots were generated along east-west and north-south directions, and also for elevation. Swath widths were 200 feet wide for both east-west and north-south orientations, and 80 feet wide in the vertical. Au grades were plotted by OK/IDW (red traces) and NN (blue traces) for all estimated blocks.
Based on the swath plots, it was concluded that there is a reasonable correlation between the modeling methods. The degree of smoothing in the OK/IDW model is evident in the peaks and valleys shown in some swath plots; however, this comparison shows close agreement between the OK/IDW and NN models in terms of overall grade distribution as a function of easting, northing, and elevation; especially where there are high tonnages (as shown by the vertical bars on the plots).
Given that process recoveries and costs in the resource model are grade and/or domain dependent, the application of standard cut-off grades for resource reporting purposes is not feasible. The resources are, therefore, reported with respect to a block Net Smelter Return (NSR) value which is calculated on a block-by-block basis. The resource is also constrained by an optimized (Whittle) resource pit, in order to demonstrate that the defined resources have reasonable prospects of eventual economic extraction, a part of the New Mining Rules criteria. All classification categories were considered in the resource pit optimization. The estimation of the NSR values and development of the Whittle resource pit requires assumptions around technical and economic parameters such as process recoveries, mining methods and operating costs.
Drilling
The Hycroft exploration model includes data from 1981 to December 2018 and includes 5,501 holes, representing 2.5 million feet of drilling. Exploration drilling was started in 1974 by Duval Corporation, and continued through various owners. We commenced systematic exploration and resource development drilling starting in late 2006. Drilling has been focused on oxide reserve delineation, sulfide resource definition, sulfide exploration, condemnation drilling for facilities, silver data and both geotechnical and metallurgical core samples. A combination of rotary, reverse circulation and core drilling techniques has been utilized to verify the nature and extent of mineralization. From late-2006 to August 31, 2016, we completed 1,970 exploration holes, totaling approximately 1.45 million feet.
We additionally drilled 54 holes, totaling 4,644 feet starting in December 2018 through April 2019 confirming the grades of the previously mined sulfide ore stockpiles, which we have been using as the initial ore feed for our restart operations.

Drill hole collar locations are shown in the figure below.

Drillholes
Pre-2006
2006-2014
2018 Sonic
N

Sulfide Stockpile

Coordinates in Hycroft Mine Grid (feet)
Aerial photo from 2016 survey

srk consulting

Job No: 172300.030
Filename: Fig10-1_HycroftDHLocationMap.pptx

Hycroft Mining Corporation

Hycroft Project

2019 Feasibility Study Update

Drillhole Collar Location Map

Date: June 28, 2019
Approved: XX
Figure: **10-1**

Consistent with our suspension of mining operations and conducting only care and maintenance activities on the Hycroft Mine, during 2017 and through December 2018, we did not conduct additional drilling activities, other than to obtain ore for testing purposes. In December 2018, we began confirmation drilling of certain sulfide ore stockpiles that we planned to mine.

Any expansion of the Hycroft Mine necessary to exploit any additional reserves that may be established through our exploration drilling program that are not located within our current mine plan, will require us to obtain all permits, approvals and consents of regulatory agencies responsible for the use and development of mines in Nevada.
Government Regulation of Mining-Related Activities
Government Regulation
Mining operations and exploration activities are subject to various federal, state and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We have obtained or have pending applications for those licenses, permits or other authorizations currently required to conduct our mining, exploration and other programs. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in Nevada and the United States. Although we are not aware of any current claims, orders or directions relating to our business with respect to the foregoing laws and regulations, changes to, or more stringent application or interpretation of, such laws and regulations in Nevada, or in jurisdictions where we may operate in the future, could require additional capital expenditures and increased operating and/or reclamation costs, which could adversely impact the profitability levels of our projects.
Environmental Regulation
Our mining projects are subject to various federal and state laws and regulations governing protection of the environment. These laws and regulations are continually changing and, in general, are becoming more restrictive. They, among other things:
•
impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites (the Comprehensive Environmental Response, Compensation, and Liability Act);

•
govern the generation, treatment, storage and disposal of solid waste and hazardous waste (the Federal Resource Conservation and Recovery Act);

•
restrict the emission of air pollutants from many sources, including mining and processing activities (the Clean Air Act);

•
require federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including the issuance of permits to mining facilities and assessing alternatives to these actions (the National Environmental Policy Act);

•
regulate the use of federal public lands to prevent undue and unnecessary degradation of the public lands (the Federal Land Policy and Management Act of 1976 );

•
restrict and control the discharge of pollutants and dredged and fill materials into waters of the United States (the Clean Water Act); and

•
regulate the drilling of subsurface injection wells (the Safe Drinking Water Act and the Underground Injection Control program promulgated thereunder).

At the state level, mining operations in Nevada are regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, which has the authority to implement and enforce many of the federal regulatory programs described above as well as state environmental laws and regulations. Compliance with these and other federal and state laws and regulations could result in delays in obtaining, or failure to obtain, government permits and approvals, delays in beginning or expanding operations, limitations on production levels, incurring additional costs for investigation or cleanup of hazardous substances, payment of fines, penalties or remediation costs for non-compliance, and post-mining closure, reclamation and bonding.

It is our policy to conduct business in a way that safeguards public health and the environment. We believe that our operations are, and will be, conducted in material compliance with applicable laws and regulations. However, our past and future activities in the United States may cause us to be subject to liability under such laws and regulations noted above. For information about the risks to our business related to environmental regulation, see “Risk Factors — Risks Related to Seller’s Industry.”
During the years ended December 31, 2019 and 2018, there were no material environmental incidents or non-compliance with any applicable environmental regulations on the properties now held by us, except as follows: On March 19, 2019, we executed an Administrative Order of Consent and agreed to a payment of $11,521 to the State of Nevada acting by and through the Division to settle a Finding of Alleged Violation and Order issued November 7, 2018 for non-compliance with the Resource Conservation and Recovery Act requirements to remove hazardous waste within 90 days of accumulation of such waste. We did not incur material capital expenditures for environmental control facilities during such years and do not expect to incur any material expenditures in 2019 for such environmental control facilities. Additionally, on December 11, 2019, the Division held an enforcement conference with Hycroft management to determine whether the issuance of Notices of Alleged Air Quality Violation Order No 2701 was or was not warranted. The Division issued a formal warning and has indicated that it does not intend to take any further action.
Reclamation
We are required to mitigate long-term environmental impacts by stabilizing, contouring, re-sloping and re-vegetating various portions of a site after mining and mineral processing operations are completed. These reclamation efforts will be conducted in accordance with detailed plans, which must be reviewed and approved by the appropriate regulatory agencies. Our reclamation liability is related to the Hycroft Mine and is fully secured by surface management surety bonds that meet the financial bonding requirements of the BLM. Our most recent reclamation cost estimate was approved by the BLM in a May 2017 decision letter and totaled $58.3 million. At December 31, 2019, our surface management surety bonds totaled $59.9 million, which were partially collateralized by restricted cash of $39.5 million. Based on our December 31, 2019 estimate, no significant reclamation expenditures will be incurred until 2047 and the reclamation work will be completed by 2065. If we were to carry out unanticipated reclamation work in the future, our financial position could be adversely affected or our posted bonds may be insufficient.
Mine Safety and Health Administration Regulations
Safety and health is our highest priority which is why we have mandatory mine safety and health programs that include employee and contractor training, risk management, workplace inspection, emergency response, accident investigation and program auditing. We consider these programs to be essential at all levels to ensure that our employees, contractors, and visitors only operate in the safest and healthiest environment possible.
Our operations and exploration properties are subject to regulation by the Federal Mine Safety and Health Administration, or “MSHA,” under the Federal Mine Safety and Health Act of 1977 or the “Mine Act.” Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 which we refer to as the “Dodd-Frank Act,” issuers are required to disclose specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities in periodic reports. MSHA inspects our Hycroft Mine on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. The number of citations and orders charged against mining operations, and the dollar penalties assessed for such citations, have generally increased in recent years. When the MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. We received aggregate fines of $3,000 and less than $2,000 during the years ended December 31, 2019 and 2018.
Property Interests and Mining Claims
Our development activities are conducted in the State of Nevada. Mineral interests may be owned in Nevada by the United States, Nevada or private parties. Where prospective mineral properties are held by the United States, mineral rights may be acquired through the location of unpatented mineral claims upon unappropriated federal land. Where prospective mineral properties are owned by Nevada or private parties, some type of property acquisition agreement is necessary in order for us to explore or develop such property. Mining claims are subject to the same risk of defective title that is common to all real property interests. Additionally, mining claims are self-initiated and self-maintained and, therefore, possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims solely from an examination of the public real estate records and, therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of a claim. For information about the risks to our business related to our property interests and mining claims, see “Risk Factors — Risks Related to Seller’s Industry.”

SELLER’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “the Company,” “Seller”, “Hycroft” or “our Company” refer to Hycroft Mining Corporation and its subsidiaries as they currently exist. The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes of Seller included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this joint proxy statement/prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
General
We are a U.S.-based development stage gold mining company that mines oxide, transition and sulfide heap ore at our sole property, the Hycroft Mine. The Hycroft Mine is an open-pit heap leach operation located in Nevada. Gold and silver sales represent 100% of our revenues and the market prices of gold and silver significantly impact our financial position, operating results and cash flows.
The Hycroft Mine restarted mining operations during the first half of 2019 after being in a care and maintenance mode for more than two years. From the beginning of 2017 through the first three months of 2019, the Hycroft Mine was in a care and maintenance mode, which it entered when it was determined that we could no longer economically recover metal. While in care and maintenance, our gold and silver production was a byproduct of our maintenance activities.
Effective July 31, 2019, M3, in conjunction with SRK and us, completed the Hycroft Technical Report, which is a feasibility study, compliant with the SEC’s New Mining Rules, for a two-stage, heap oxidation and subsequent leaching of transition and sulfide ores. As of June 30, 2019, based on the Hycroft Technical Report, the Hycroft Mine had proven and probable mineral reserves of 12.0 million ounces of gold and 481.4 million ounces of silver, which are contained in oxide, transition and sulfide ores. Pursuant to the current 34-year life of mine plan in the Hycroft Technical Report, once fully operational, mining will range from approximately 85 – 100 million tons per year. As set forth in the Hycroft Technical Report, we expect mining will be performed by a contract mining company during the initial five-year ramp-up using customary truck and shovel open pit mining methods. After the initial ramp-up, we expect to self-perform mining.
The Hycroft Technical Report classifies the ore into three categories based on how the ore will be processed. Category 1 ore, which is comprised of low-grade ore with high cyanide soluble gold, will not go through a pre-oxidation step nor will it be crushed due to its low-grade. Category 1 ore accounts for 4% of the ore over the current life of the mine. Category 2 ore, which is comprised of high-grade ore with high cyanide soluble gold, will be crushed, but will not go through a pre-oxidation step. Category 2 ore accounts for 2% of the ore over the current life of the mine. Category 3 ore, which is comprised of low cyanide soluble gold, will be crushed and go through a pre-oxidation step. Category 3 ore accounts for 94% of the ore over the current life of the mine. Categories 2 and 3 ore will each be crushed to increase surface area and will follow a slightly different process once crushed. As part of the crushing process, Category 3 ore will be mixed with soda ash to induce a pre-oxidation process, rinsed with fresh water and a saturated lime solution and then leached with lime and cyanide. The pre-oxidation period will vary based on the character of the ore. Once crushed, Category 2 ore will be leached using lime and cyanide. Category 1 ore will be stacked as run-of-mine (not crushed) and then leached using lime and cyanide. The focus of the Hycroft Technical Report was the test work done on the two-stage pre-oxidation and cyanide leaching of the Category 3 ores, which was determined to be economically effective.
Pregnant solution from the heap leach pads, which will include solution from each of the three ore types, will be processed at our two existing Merrill-Crowe zinc-cementation facilities. The gold and silver doré produced at the mine site will be further refined by a third party to meet the required market standards of 99.95% pure gold and 99.90% pure silver, which will then be sold at current spot gold and silver prices.

Bankruptcy and Emergence from Chapter 11
Completion of Financial Restructuring and Emergence from Bankruptcy
On October 8, 2015, with the support of our debt holders and creditors, our reorganization plan was approved by the Bankruptcy Court and effective October 22, 2015, we completed our financial restructuring process and emerged from chapter 11 proceedings, eliminating $463.5 million of debt and related interest expense from our balance sheet.
Upon our emergence from the chapter 11 proceedings on October 22, 2015, we adopted fresh-start accounting as required by Accounting Standards Codification (“ASC”) 852 governing reorganizations. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair value as of October 22, 2015, the fresh-start reporting date. The fair values of our assets and liabilities in conformity with ASC 805 governing business combinations, as of that date differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated financial statements. Adopting fresh-start accounting resulted in a new reporting entity with no beginning retained earnings or deficits. The cancellation of all existing shares of common stock outstanding on the effective date of our emergence from chapter 11 and the issuance of new common shares of our reorganized entity caused a change of control under ASC 852. Fresh-start accounting also required that the reporting entity allocate the reorganization value to its assets and liabilities in relation to their fair values upon emergence from chapter 11 proceedings.
In connection with our emergence from bankruptcy proceedings, we entered into the $126.7 million First Lien Credit Agreement and issued $95.0 million of Second Lien Notes. Proceeds from the first lien loan were used to repay our outstanding loan obligations related to our revolving credit agreement and the amounts owed under our diesel and cross currency swap arrangements to our secured lenders. The proceeds from the issuance of the Second Lien Notes were used to pay back and retire the $67.1 million outstanding, including accrued interest, under our debtor-in-possession credit agreement, $5.5 million for the backstop put option and upfront put option payments related to the debtor-in-possession facility and certain other payments required under our amended reorganization plan. The remaining proceeds after such payments were used for ongoing corporate needs.
The Second Lien Notes were issued pursuant to the senior secured convertible notes indenture dated as of October 22, 2015 and bore interest at a rate of 15% per annum, paid in kind (“PIK”) on a quarterly basis. Pursuant to our reorganization plan, our unsecured notes and general unsecured claims were canceled. We agreed to issue a total of 3.0 million new shares of common stock to our creditors, all of which had been issued as of September 30, 2019. By order of the bankruptcy court entered on October 3, 2019, the chapter 11 proceeding was terminated and an order of final decree pursuant to Section 350(a) of the Federal Bankruptcy code was issued.
Stockholders in our predecessor company prior to our bankruptcy filing received Seller warrants to purchase shares of Seller common stock pursuant to the Seller Warrant Agreement. The Seller warrants have a 7-year term and if fully exercised will represent 17.5% of the outstanding new shares of Seller common stock. The exercise price of the Seller warrants upon exercise will be equal to the product of  (i) the amount obtained by dividing (A) the adjusted equity value as of such exercise date, as defined in the Seller Warrant Agreement by (B) the total share number on such exercise date, multiplied by (ii) the cheap stock factor on such exercise date, as defined in the Seller Warrant Agreement. The number of shares of Seller common stock for which a Seller warrant is exercisable, and the exercise price per share of such Seller warrant are subject to adjustment from time to time pursuant to the Seller Warrant Agreement upon the occurrence of certain events, including the issuance of a dividend, the issuance of additional Second Lien Notes, including those issued as pay-in-kind interest, and the issuance of additional shares of Seller common stock.
As of May 1, 2020, the exercise price of the Seller warrants was $5.03 per share and each Seller warrant was exercisable to purchase 2.239 shares of Seller common stock.
Emergence from Bankruptcy
See “Information about Seller and the Hycroft Business — Recent History of Hycroft” for a further description of the chapter 11 cases and our emergence from bankruptcy. During the period from our emergence from bankruptcy in 2015 through the first quarter of 2019, we generated only nominal revenues from the recovery of gold and silver following the suspension of mining operations at the Hycroft Mine in 2015 and shifted to care and maintenance activities at the start of 2017. As a result, we have incurred losses of  $98.9 million and $55.8 million for each of the years ended December 31, 2019 and 2018, respectively.
During the year ended December 31, 2019, we restarted open pit mining at the Hycroft Mine, produced, and sold gold and silver. However, based on the financial results for the year ended December 31, 2019, the significant debt burden and the need for additional cash to expand the operations, we believe that our operations cannot currently generate enough cash to make scheduled principal and interest payments required by our debt obligations and/or cover operating and general and administrative costs necessary to operate the business.
Our recurring net losses and negative cash flows from operations have raised substantial doubt regarding our ability to continue as a going concern and, as a result, our independent registered public accounting firm has noted this in the opinion they issued on our consolidated financial statements for the years ended December 31, 2019 and 2018. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on (1) the timing and cost to ramp-up mining operations and (2) the effectiveness and profitability of our new two-stage heap leach process using soda ash to manage pH and alkalinity during the oxidation process prior to leaching with sodium cyanide. Our prior losses and expected future losses had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.
The ability to continue as a going concern is contingent upon our ability to expand mining operations to an economic level and to refinance our existing debt obligations. On January 13, 2020, we entered into the Purchase Agreement to effect the business combination. The business combination is intended to provide the financing we need to expand our mining operations to an economic level and refinance existing debt obligations. For a description of the conditions to the completion of the business combination, see the section entitled “ The Purchase Agreement and Related Agreements — Conditions to Closing of the Business Combination.”
Recently Issued Accounting Pronouncements
For a discussion of Recently Issued Accounting Pronouncements, see Note 2 — Summary of Significant Accounting Policies to Notes to Consolidated Financial Statements.
Critical Accounting Estimates
“Seller’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, which we refer to as “GAAP”. The preparation of these statements requires us to make assumptions, estimates, and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our assumptions, estimates, and judgments on historical experience, current trends and other factors that we believe to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ, and such differences could be material.
We consider an accounting estimate to be critical if it requires significant management judgment and assumptions about matters that are highly uncertain at the time the estimate is made and if changes in the estimate that are reasonably possible could materially impact our consolidated financial statements. Although other estimates are used in preparing our consolidated financial statements, we believe that the following accounting estimates are the most critical to understanding and evaluating our reported financial results. For information on all of our significant accounting policies, see Note 2 — Summary of Significant Accounting Policies to Notes to Consolidated Financial Statements.

Ore on Leach Pads
Estimate Required
The recovery of gold and silver at the Hycroft Mine has been accomplished through a heap leaching process, the nature of which limits our ability to precisely determine the recoverable gold and silver ounces in ore on leach pads. We estimate the quantity of recoverable gold and silver ounces in ore on leach pads using surveyed volumes of material, ore grades determined through sampling and assaying of blastholes, and estimated recovery rates based on ore type, domain and level of oxidation actually achieved prior to leaching. The estimated recoverable gold and silver ounces placed on the leach pads and recovery rates are periodically reconciled by comparing the related ore processed to the actual gold and silver ounces recovered (metallurgical balancing) from such ore. The ultimate recoverable gold and silver ounces over the life-of-mine is unknown until mining operations cease. A change in the recovery rate or the quantity of recoverable gold and silver ounces in our ore on leach pads could materially impact our consolidated financial statements.
Impact of Change in Estimate
Changes in recovery rate estimates or estimated recoverable gold and silver ounces that do not result in write-downs are accounted for on a prospective basis; however, if a write-down is required, ore on leach pads would be adjusted to market values before prospectively accounting for the remaining costs and revised estimated recoverable gold ounces.
During the year ended December 31, 2019, we recognized a $16.4 million write-down of our ore on leach pads as a result of metallurgical balancing. Cash production costs written-off were $15.1 million and capitalized depreciation and amortization costs written-off were $1.3 million. Based on metallurgical balancing results, Seller determined that 11,680 ounces of gold that had been placed on the leach pads were no longer recoverable and wrote-off these ounces. The write-off of these ounces was primarily a result of mismanagement of solution flows. The lost gold and silver ounces were leached and captured in solution. However, prior to the solution being processed through the Merrill-Crowe plant, it was inadvertently commingled with barren solution and pumped to older leach pads, keeping it from being recovered in the future.
In addition to the write-off related to metallurgical balancing during 2019, we performed our lower of cost or net realizable value test for the Ore on leach pads at December 31, 2019, which resulted in a $2.2 million write-off of production inventories. Cash production costs written-off were $2.0 million and capitalized depreciation and amortization costs written-off were $0.2 million. The write-off was primarily driven by an increase in cost per gold ounce placed on the leach pads, particularly during the fourth quarter of 2019. The increase in cost was mainly due to higher maintenance costs as there were more mechanical issues than expected and higher contractor costs to supplement our workforce. The recognition of the write-off is based on the Company’s application of the lower of cost or net realizable value accounting policy.
As of December 31, 2019 and 2018, the balance of ore on leach pads was $22.1 million and $0, respectively. During the year ended December 31, 2019, we resumed mining and, as a result, have a balance in ore on leach pads.
Impairment of Long-Lived Assets
Estimate Required
Our long-lived assets, which consist of plant and equipment, are evaluated for recoverability annually and at interim periods if triggering events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is determined to exist if the total projected future cash flows on an undiscounted basis are less than the carrying amount of a long-lived asset group. An impairment loss is measured and recorded based on the excess carrying value of the impaired long-lived asset group over fair value.
To determine fair value, we use a discounted cash flow model based on quantities of estimated recoverable minerals and incorporate projections and probabilities involving metal prices (considering current and historical prices, price trends and related factors), production levels, operating and production costs, and the timing and capital costs of expansion and sustaining projects, all of which are based on life-of-mine plans. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The assumptions, projections and probabilities used to determine estimates of future cash flows are consistent or reasonable in relation to internal budgets and projections. Any change in the assumptions, projections, or probabilities used in our impairment calculations could materially impact our consolidated financial statements.
Impact of Change in Estimate
During the year ended December 31, 2019, we recorded impairments of our long-lived assets of $0.1 million. The impairment recorded during 2019 related to a leach-pad expansion project that the Company determined it would not utilize and, therefore, did not complete. There were no such impairments during the year ended December 31, 2018.
Reclamation Liability
Estimate Required
We will be required to perform reclamation activity at the Hycroft Mine in the future. As a result of this requirement, we have recorded a reclamation liability on our consolidated balance sheets that is based on our expectation of the costs we will incur years in the future. Any underestimate or unanticipated reclamation costs or any changes in governmental reclamation requirements could require us to record or incur additional reclamation costs. Reclamation liabilities are accrued when they become known, are probable and can be reasonably estimated.
Impact of Change in Estimate
Whenever a previously unrecognized reclamation liability becomes known, or a previously estimated reclamation cost is increased, the amount of that liability and additional cost will be recorded at that time and could materially reduce our consolidated net income attributable to stockholders. For the years ended December 31, 2019 and 2018, we recorded reductions in our asset retirement obligation of $1.9 million and $17.0 million, respectively. The 2019 reduction was driven by an increase in our credit-adjusted risk-free rate, which is used to discount the future estimated reclamation activity, but was partially offset by an increase in projected equipment and diesel costs. Our reduction recorded in 2018 was primarily due to our increase of the estimated life of mine to 34 years. As a result of extending the life of mine, reclamation expenditures were delayed by approximately 25 years from the prior estimated schedule. As of December 31, 2019, the Company estimated that no significant reclamation expenditures will be made until 2047 and that reclamation work will be completed by the end of 2065.
Proven and Probable Ore Reserves
Estimate Required
Proven and probable ore reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. Our proven and probable reserves are periodically updated, usually on an annual basis. Estimated recoverable gold ounces in our proven and probable reserves at the Hycroft Mine are used in units-of-production amortization calculations and are the basis for future cash flow estimates utilized in impairment calculations. When determining proven and probable reserves, we must make assumptions and estimates of future commodity prices, the mining methods we use and intend to use in the future, and the related costs incurred to develop, mine, and process our reserves. Our estimates of recoverable gold and silver ounces in proven and probable reserves are prepared by and are the responsibility of our employees. Any change in estimate or assumption used to determine our proven and probable reserves could change our estimated recoverable gold and silver ounces in such reserves, which may have a material impact on our consolidated financial statements and/or our calculations of units-of-production amortization and impairment charges (if any).

Impact of Change in Estimate
Future changes in estimates of recoverable gold ounces will be used in our units-of-production calculations and impairment calculations on a prospective basis.
Income Taxes
Estimate Required
We account for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of our liabilities and assets and the related income tax basis for such liabilities and assets. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future income, we make estimates about future gold and silver sales, metals prices and future production costs. Additionally, significant judgment must be used in determining how much weight to give each piece of evidence considered in determining realizability. Changes to any of these estimates or assumptions could change our conclusions regarding the realizability of deferred tax assets and corresponding income tax, which may have a material impact on our consolidated financial statements.
Impact of Change in Estimate
As of December 31, 2019 and 2018, based on the weight of available evidence, we determined that it was more likely than not that the benefit of our net deferred tax assets would not be realized and recorded full valuation allowances of  $256.5 million and $231.9 million, respectively, against such assets. In considering the evidence, we gave significant weight to recent operating results and future projections.
Hycroft Mine
Restart of Mining Activities
On July 8, 2015, we suspended mining operations, but continued to operate the processing facilities to produce gold and silver from the ore that had been previously placed on the leach pads. At the beginning of 2017, the Hycroft Mine entered a care and maintenance mode to minimize expenditures and conserve cash. As part of the care and maintenance mode we stopped the use of cyanide and lime on the leach pads.
In late 2018, we began construction of new leach pads to demonstrate our recently developed heap oxidation and leach process, as discussed in the Hycroft Technical Report, in a commercial setting. Additionally, we began preparing the mine, including its facilities and mining equipment for a restart. We began mining in April 2019, with a focus on transition and sulfide ores, but supplemented with oxide ores to improve near-term cash flow and support crusher and equipment commissioning. Ore has been placed on the new leach pads and is in the active oxidation and leaching phase.
For the years ended December 31, 2019 and 2018 we recovered and sold 8,593 and 145 ounces of gold and 52,036 and 124 ounces of silver, respectively, at average realized prices of  $1,490 and $1,228 per ounce of gold and $17 and $16 per ounce of silver, respectively.
Our proven and probable reserves are contained in oxide, transition and sulfide ores. We have previously recovered metals contained in oxide and transition ores through our heap leach operations. Based on the Hycroft Technical Report, we intend to focus on heap leach oxidation of our transition and sulfide ores using soda ash to manage pH and alkalinity during the oxidation process and then subsequent cyanidation of the oxidized ores. The following simplified schematic outlines the process that is outlined in the Hycroft Technical Report.

Mining
We mine using typical truck and shovel open pit mining methods. The mine plan developed for the Hycroft Technical Report requires a range of approximately 85 – 100 million tons per year to be mined (both ore and waste) throughout the 34-year mine life. Production will ramp up gradually from 20 million tons in year two (2020) to 85 million tons in year six. Another ramp-up in production is projected to occur in year 10 to 100 million tons. We currently have a small existing fleet of mine equipment that we own and began using again during 2019, but we plan on using contract mining or leasing equipment during the ramp up in years two through six. After year six we expect to begin to transition back to our own fleet, which we will have significantly expanded.
Processing
The ore is being processed and will continue to be processed using the following methods:
Ore Category 1 — low-grade ore with high cyanide soluble gold will be cyanide leached to extract the gold and silver. This ore will not be pre-oxidized and will be stacked on the leach pads as run-of-mine ore. We expect this ore to account for 4% of the ore over the current life of the mine.
Ore Category 2 — high-grade ore with high cyanide soluble gold will be crushed to a P80 of 3∕4” and cyanide leached to extract the gold and silver. This ore will not be pre-oxidized. We expect this ore to account for 2% of the ore over the current life of the mine.
Ore Category 3 — low cyanide soluble ratio ores will be crushed to a P80 of 1∕2”. The crushed ore will be mixed with soda ash to induce an alkaline pre-oxidation process. After this ore has been oxidized to the desired extent, we will rinse the ore with fresh water and a saturated lime solution and then cyanide leach the ore to extract the gold and silver. We expect this ore to account for 94% of the ore over the current life of the mine. This process is the subject of a pending patent application.
Crushing Plant
The crushing system is initially designed to run a nominal capacity of 65,750 tons per day ramping up to 98,630 tons per day with the addition of two more tertiary crushers. Category 2 and Category 3 ores are transported to the primary crusher dump pocket via haul truck. Prior to the primary crusher, the ore that is being routed as Category 3 passes under a soda ash silo where a pre-determined amount of soda ash is added to the ore to begin the pre-oxidation process. The ore proceeds through three stages of crushing and exits the tertiary crushers routed as either 3∕4” crushed or 1∕2” crushed. It is then hauled to the leach pads.
Pre-Oxidation
We begin the pre-oxidation of the Category 3 ore at the crusher using in-situ moisture and solid soda ash. The amount of soda ash required for the ore is relative to the percent sulfide-sulfur content of the ore. We regularly sample the mined ore for reagent addition control.
Once we have placed Category 3 ore on the heap, additional soda ash solution is applied to bring the ore to field capacity (8 – 10% moisture). The solution in the heap is replenished on a regular basis using soda ash solution in order to offset evaporation and carbonate consumption.
We determine the pre-oxidation duration by the characteristics of the ore and the measured extent of oxidation based upon sulfate production. The extent of the oxidation will be determined by the target recoveries for each domain and the initial cyanide soluble gold, which is translated to degrees of oxidation already achieved. The number of days required to attain target oxidation is dependent upon the sulfide-sulfur content of the ore, with higher sulfide-sulfur corresponding to longer oxidations cycles. The majority of the Category 3 ore is expected to take between 30 and 120 days to complete pre-oxidation.
Rinse Cycle
When the pre-oxidation cycle has been completed, we rinse the Category 3 ore first with fresh water and then with a saturated lime solution prior to the commencement of cyanidation leach. This is necessary to remove sulfate and bicarbonate from the heap and reduce cyanide loss during leaching. The alkalinity of the solution in the heap is monitored to ensure rinse completion prior to the start of cyanidation.
Heap Leach Cyanidation
The cyanidation conditions for all placed ore is the same regardless of crush size or the use of pre-oxidation. The pH is controlled using lime. Category 1 and Category 2 ores, those ores not going through pre-oxidation or rinse, undergo a 200-day primary leach cycle. Category 3 ore, having already been oxidized and rinsed, undergo a nominal 60-day primary leach cycle.
Merrill-Crowe and Refinery
Due to the high silver content of the pregnant solution, gold and silver are recovered by zinc cementation. We have two existing Merrill-Crowe plants, which are used to process pregnant solution from the heap leach operation. The older plant has a capacity of 4,500 gallons per minute. The newer plant is considerably larger, with a present capacity of 21,500 gallons per minute.
The wet filter cakes from the Merrill-Crowe circuits will be transferred to retort pans, which are then put into a retort furnace to remove water and mercury. Water and then mercury are sequentially volatilized from the precipitate by heating the precipitate under a partial vacuum. The dried filter cake is mixed with flux, a clarifying agent used to remove certain impurities and reduce the melting point of elements in the precipitate, and then transferred to an electric arc furnace where it is smelted to produce doré.
COVID-19
In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak to constitute a “Public Health Emergency of International Concern”. In February 2020, the first death due to the virus was reported in the United States. Subsequently, the virus has spread throughout the United States with a significant number of deaths reported. On March 13, 2020, President Trump declared a national state of emergency and issued guidelines including working from home whenever possible, avoiding social gatherings and discretionary travel and other protective measures of socially distancing to reduce the spread of COVID-19. The COVID-19 outbreak has and continues to disrupt supply chains and affect production and sales across a range of industries. Through the date of this joint proxy statement/prospectus, while we have been able to maintain operations at the mine, some of our employees have been directly and indirectly impacted by COVID-19 and missed work resulting in inefficiencies in our mining process. The extent of the continuing impact of COVID-19 on our operational and financial performance will depend on certain developments including the duration and spread of the outbreak, and the direct and indirect impacts on our employees and vendors all of which are uncertain and cannot be fully anticipated or predicted.
Results of Operations
Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
Metal sales
As a result of the suspension of mining operations in 2015 and entering a care and maintenance mode January 1, 2017, we had nominal sales from the recovery of gold and silver in 2017, which further declined in 2018. While in care and maintenance, gold and silver production were considered a byproduct of maintaining the Hycroft Mine. Thus, beginning January 1, 2017, we recorded all metal sales as a reduction to Care and maintenance, net in the consolidated statements of operations. Due to not having any revenue, we did not record any costs as cost of sales or production costs. Additionally, all depreciation and amortization were related to the Hycroft Mine being in care and maintenance.
During the year ended December 31, 2019, Hycroft restarted operating activities and, as a result, reported metal sales as revenue. Additionally, we recorded production costs and depreciation and amortization related to the production of metal as costs of sales. Depreciation and amortization expense that were incurred during 2019, but prior to the restart of mining operations was included as Pre-production depreciation and amortization in the Consolidated Statements of Operations.
Gold sales
The table below summarizes changes in gold sales, ounces sold and average realized prices for the following periods:
	Year Ended December 31,
	2019	2018
	(dollars in thousands, except ounce amounts)
Gold sales	$12,803	$178
Gold ounces sold	8,593	145
Average realized price (per ounce)	$1,490	$1,228
2019 vs. 2018
The change in gold sales was attributable to:
Increase in ounces sold	$10,371
Increase in average realized price	38
Effect of average realized price increase on ounces sold increase	2,216
Total change in gold sales	$12,625
During the year ended December 31, 2019, our gold sales were $12.8 million, which is included as Revenues on our consolidated statements of operations, an increase of more than $12.6 million over the prior year. The increase was mostly driven by selling an additional 8,448 ounce of gold and, to a lesser extent, a 21% increase in the average realized price per ounce. As discussed above in Metal sales, operations were restarted during the 2019 period which drove the increase in gold ounces sold.

Silver sales
The table below summarizes changes in silver sales, ounces sold and average realized prices for the following periods:
	Year Ended December 31,
	2019	2018
	(dollars in thousands, except ounce amounts)
Silver sales	$906	$2
Silver ounces sold	52,036	124
Average realized price (per ounce)	$17	$16
2019 vs. 2018
The change in silver sales was attributable to:
Increase in ounces sold	$837
Increase in average realized price	—
Effect of average realized price increase on ounces sold increase	67
Total change in silver sales	$904
During the year ended December 31, 2019, our silver sales were $0.9 million, which is included as Revenues on our consolidated statements of operations, compared to practically no sales during 2018. The increase was due to selling an additional 51,912 ounces of silver sold and, to a lesser extent, a 6% increase in the average realized price per ounce. As discussed above in Metal Sales, operations were restarted during the 2019 period which resulted in the increase in silver ounces sold.
Total cost of sales
Total cost of sales consists of production costs and depreciation and amortization. The table below summarizes changes in total cost of sales for the following periods:
	Year Ended December 31,
	2019	2018
	(dollars in thousands)
Production costs	$11,041	$—
Depreciation and amortization	1,011	—
Write-down of production inventories	18,617	—
Total cost of sales	$30,669	$—

2019 vs. 2018
The change in cost of sales was attributable to:
Increase in ounces sold	$12,052
Write-down of production inventories due to metallurgical balancing	16,443
Write-down of production inventories due to net realizable value	2,174
Total change in cost of sales, excluding write-down of production inventories	$30,669
As discussed above in Metal Sales, operations were restarted during 2019 and, as a result, we began to record Production costs and Depreciation and amortization as Cost of sales in the Consolidated Statements of Operations.
Production costs
For the year ended December 31, 2019, we recognized $11.0 million in production costs, or $1,285 per ounce of gold sold. The cost per ounce of gold sold was higher than we expect in future periods and was driven by, (1) the use of contractors to supplement our mobile mine maintenance employees and crusher maintenance employees and (2) additional repair costs for the crushing and conveying system. Beginning in the third quarter of 2019, we increased our focus on replacing contractors with full time employees and expect this to have a positive impact in future periods. However, given the low unemployment levels across the United States and competition from other nearby mining companies, we anticipate that this will continue to be an area of focus and challenge for us in 2020. Unplanned crushing and conveying system repair resulted in unexpected downtime, inefficiencies in our mining process, changes to our mining plan and additional expenditures. Due to unplanned crushing and conveying system repair, ounces produced was less than we had budgeted and resulted in an increase in cost per ounce. With the assistance of the crusher manufacturer, we have created a planned maintenance schedule for the crushing and conveying system which we expect to decrease the unplanned repairs and decrease expenditures in the future. However, we continue to expect that maintenance will continue to challenge us in early 2020.
Depreciation and amortization
Depreciation and amortization expense was $1.0 million, or $118 per ounce of gold sold for the year ended December 31, 2019. Depreciation and amortization expense mostly relates to buildings, processing equipment and the leach pad. Construction on the leach pad for the initial restart began late in 2018 and was completed during 2019.
Write-down of production inventories
As discussed in Note 2 — Summary of Significant Accounting Policies in the notes to the consolidated financial statements the estimated recoverable gold ounces placed on the leach pads are periodically reconciled by comparing the related gold ore contents to the actual gold ounces recovered (metallurgical balancing). Based on metallurgical balancing results, we determined that 11,680 ounces of gold that had been placed on the leach pads were no longer recoverable and wrote-off these ounces. As a result of the write-off we recognized a Write-down of production inventories on the consolidated statements of operations of $16.4 million. Cash production costs written-off were $15.1 million and capitalized depreciation and amortization costs written-off were $1.3 million. The write-off of these ounces was primarily a result of mismanagement of solution flows. The lost gold and silver ounces were leached and captured in solution. However, prior to the solution being processed through the Merrill-Crowe plant, it was inadvertently commingled with barren solution and pumped to older leach pads, keeping it from being recovered in the future.
As discussed in Note 2 — Summary of Significant Accounting Policies in the notes to the consolidated financial statements, production-related inventories are carried at the lower of cost or net realizable value. As discussed above, we incurred increased production costs due to various operating issues, which resulted in a $2.2 million net realizable value write-down of Ore on leach pads.
Operating expenses
Project and development
Project and development costs increased by $2.8 million from $4.9 million for the year ended December 31, 2018 to $7.7 million for the year ended December 31, 2019. The increase was primarily driven by costs incurred in 2019 related to the restart of the Hycroft Mine, such as maintenance and repair of mobile mining equipment and processing equipment (crusher, Merrill-Crowe facility and refinery), to prepare for use after sitting idle for several years. Additionally, during both 2018 and 2019, we incurred costs to prepare feasibility studies, including the Hycroft Technical Report, which were a large portion of the cost for each period.
Care and maintenance, net
Care and maintenance, net decreased from $9.0 million for the year ended December 31, 2018 to $3.5 million for 2019. The decrease in Care and maintenance, net on the consolidated statements of operations was primarily driven by the restart of mining operations at the Hycroft Mine. Upon restarting in April 2019, we no longer recorded any costs to care and maintenance, net. The Hycroft Mine was in care and maintenance during all of 2018.

Pre-production depreciation and amortization
Pre-production depreciation and amortization represents expense recognized prior to the restart of mining operations at the Hycroft Mine. For the year ended December 31, 2019 pre-production depreciation and amortization was $1.1 million compared to $3.5 million for the prior year. The decrease in pre-production depreciation and amortization was due to restarting mining operation and, therefore, recording depreciation and amortization to ore on the leach pads (beginning April 2019), which was recognized on the Consolidated Statements of Operations as part of Total cost of sales as ounces of gold are sold.
Accretion
For the years ended December 31, 2019 and 2018, we recognized $0.4 million and $1.3 million, respectively, in accretion expense. The amount of accretion expense for 2019 was reduced as a result of the expectation of a longer mine life.
General and administrative
General and administrative costs for the years ended December 31, 2019 and 2018 were $6.1 million and $5.3 million, respectively. For 2019, we incurred stock-based compensation expense of $1.1 million related to restricted stock units granted during 2019, while for 2018 there was no stock-based compensation expense. Also during 2019, our expense recognition for phantom shares increased $0.5 million due to an increase in the fair value of the 2015 and 2016 grants, whereas during 2018 there was a decrease in the fair value of the phantom shares. The stock-based compensation and phantom share increases were partially offset by a $0.4 million decrease in legal fees and a $0.6 million decrease in compensation and benefits. During 2018, in order to comply with one of our debt covenants, we incurred legal fees related to confidential regulatory filings which resulted in increased legal fees. During 2019, compensation and benefits decreased because certain corporate employees were assisting with the restart of the mine rather than corporate matters, and their salaries were allocated accordingly.
Reduction in asset retirement obligation
We recognized reductions in asset retirement obligations of $1.9 million and $17.0 million during the years ended December 31, 2019 and 2018. The 2019 reduction was primarily driven by an increase in our credit-adjusted risk-free rate, which is used to discount our estimated future reclamation expenditures, but was partially offset by an increase in equipment and diesel costs. Our reduction recorded in 2018 was primarily due to our increase in the estimated life of the mine to 34 years. As a result of extending the life of mine, reclamation expenditures were delayed by approximately 25 years from the prior estimated schedule.
Impairment of long-lived assets
During the year ended December 31, 2019, we recorded impairments of our long-lived assets of $0.1 million. The impairments recorded during 2019 related to a leach pad expansion project that the Company determined it would not utilize and, therefore, did not complete.
Interest expense
For the years ended December 31, 2019 and 2018, interest expense was $64.8 million and $50.9 million, respectively, an increase of $13.9 million, or 27%. The increase was primarily due to an increase in the average debt balance from $397.8 million for 2018 to $492.3 million for 2019, an increase of 24%. The average debt balance increased due to PIK interest on our Second Lien Notes and the 1.5 Lien Notes and the issuance of 1.25 Lien Notes in 2019. The 1.25 Lien Notes were issued to fund the restart of mining operations. Interest expense for 2019 was reduced by $0.6 million for interest that was capitalized to projects during the year.
Gain on retirement of debt
During the year ended December 31, 2018, we paid $0.1 million to retire $3.4 million of Second Lien Notes resulting in a $3.3 million gain.

Reorganization items, net
Expenses directly associated with finalizing the chapter 11 cases before the bankruptcy court were reported as Reorganization items, net in the Consolidated Statements of Operations. We incurred legal and professional fees of $0.9 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively. The increase was driven by payments to the U.S. Trustee that were calculated based on a percentage of total disbursements, which increased as a result of restarting mining operations.
Income tax expense and benefit
For the year ended December 31, 2018, we recorded an income tax expense of $0.1 million as a result of attribute reduction which eliminated a previously recorded income tax receivable. There was no income tax expense or benefit recognized during 2019.
Net loss
Due to the activity discussed above, we realized net losses of $98.9 million and $55.8 million for the years ended December 31, 2019 and 2018, respectively.
Liquidity and Capital Resources
General
In the absence of profitable operations following our emergence from chapter 11 bankruptcy proceedings, our primary source of liquidity beginning in 2016 and through the end of 2018 was from the issuance of 1.5 Lien Notes to the Fund Lenders. Our primary continuing liquidity needs prior to restarting operations were to finance our operational needs for care and maintenance of the leach pads, to continue to conduct test work related to the two-stage oxidation and subsequent leaching of our sulfide and transition ores, preparation of the Hycroft Technical Report, our general and administrative costs, and debt service, primarily interest payments pursuant to the First Lien Credit Agreement.
During the year ended December 31, 2018, our most important near-term operating strategy and goal was to progress the feasibility of a two-stage, heap oxidation and subsequent leaching of transition and sulfide ores while maintaining the integrity of the existing leach pads. Accordingly, during 2018 we performed care and maintenance with a minimal workforce and did technical work on the feasibility of the two-stage, heap oxidation and subsequent leaching of our ore. We closely and actively managed our liquidity and capital resources by taking a very disciplined approach to control our costs by managing or eliminating discretionary operational and general and administrative spending.
Two-stage heap leach oxidation and subsequent cyanide leach tests began with traditional column lab work. Core samples for metallurgical testing were selected to represent the most significant domains within the orebody, Central, Brimstone and Vortex, which will be the main sources of ore going forward. We also built and ran two 5,000 ton test pads. Late in 2018, based on the positive results, the Company made the decision to restart mining operations at the Hycroft Mine.
We began the restart of mining operations in 2019. We have financed the restart with the issuance of 1.25 Lien Notes to the holders of the 1.5 Lien Notes. We expect to recapitalize our business with both debt and equity which will be used to finance the remaining cash requirements of the restart as we begin to ramp up the operations and related gold and silver production and sales.
Our consolidated financial statements for the years ended December 31, 2019 and 2018 have been prepared on a “going concern” basis, which means that the continuation of Hycroft is presumed even though events and conditions exist that, when considered in the aggregate, raise substantial doubt about our ability to continue as a going concern because it is probable that, without additional capital injections, we will be unable to meet our obligations as they become due within one year after the date that such consolidated financial statements were issued.
During 2018, we continued to process and produce gold and silver as a byproduct of maintaining the Hycroft Mine, while during 2019 we began to produce and sell gold from mining performed in 2019. However, we continued to incur losses in 2019 due to the costs expended on the restart.

We did not generate sufficient cash flow from our operations during either 2019 or 2018 to cover our operating costs, general and administrative costs, and the development costs related to feasibility study work and we were reliant upon additional debt funding to continue operations. We have been reliant on debt issuances to fund the restart of mining operations in 2019 and expect to be required to continue to rely on debt issuances until we have recapitalized the Company through the business combination.
Assuming that we receive net cash proceeds of at least $60 million from the recapitalization of our balance sheet through the business combination and are able to restart mining operations and produce and sell those volumes outlined in the Hycroft Technical Report as outlined above in “Hycroft Mine — Restart of Operations at the Hycroft Mine”, we believe that we will be able to meet our funding needs for at least the next twelve months.
We expect to utilize as much as $40 million of the cash proceeds for capital expenditures in 2020 to expand our processing capacity. This includes $30 million to $35 million to construct a new leach pad, $2.5 million to $3.0 million of capital expenditures associated with our cone crushers, and approximately $2.5 million of miscellaneous sustaining capital expenditures.
First Lien Credit Agreement
As discussed above, on October 22, 2015 in conjunction with the completion of the financial restructuring process and emergence from chapter 11 proceedings, we entered into the First Lien Credit Agreement, with proceeds used to repay our outstanding loan obligations related to our revolving credit agreement and the amounts owed under our diesel and cross currency swap arrangements. The First Lien Credit Agreement originally matured March 31, 2017 and now matures on May 31, 2020. For the period from December 13, 2019 through January 31, 2020 the First Lien Credit Agreement bore interest at either LIBOR plus 7.0% or an Alternate Base Rate Canada, as defined in the First Lien Credit Agreement, plus 7.0% and thereafter increased to either LIBOR plus 7.5% or an Alternate Base Rate Canada plus 7.5%. Prior to December 13, 2019, the First Lien Credit Agreement bore interest at either LIBOR plus 5.5% or an Alternate Base Rate Canada plus 4.5%. Fifty percent of the monthly Excess Cash Flow, as defined in the First Lien Credit Agreement and subject to minimum cash balance restrictions, is required to be paid to reduce the outstanding amount under the First Lien Credit Agreement. The maximum outstanding amount under the First Lien Credit Agreement was determined by a Borrowing Base (as defined in the First Lien Credit Agreement) that was based upon 80% of the net realizable value of the gold and silver in our ore on leach pads, in-process and finished goods inventories less estimated selling and processing costs.
After a series of short-term maturity extensions through July 14, 2017, we amended the First Lien Credit Agreement to provide for a maturity of January 31, 2019. After two short-term maturity extensions through February 22, 2019, the First Lien Credit Agreement maturity was extended to December 13, 2019 (the “February 2019 Extension”). The February 2019 Extension requires that we maintain at all times a cash balance of at least $5.0 million, including a balance in a segregated account that is the greater of $2.0 million or an amount sufficient to pay projected First Lien Credit Agreement interest payments for the succeeding three months. In conjunction with the closing of the February 2019 Extension, we issued $18.0 million of 1.25 Lien Notes (discussed below). We also obtained commitments from the holders of the 1.5 Lien Notes to purchase an additional $9.0 million of 1.25 Lien Notes in 2019, which was fulfilled in May 2019. Additionally, pursuant to the February 2019 Extension, the maximum outstanding amount under the First Lien Credit Agreement is no longer determined by the Borrowing Base, however, we are to maintain at all times at least 175,000 recoverable gold equivalent ounces on the leach pads. We have agreed to various operational and reporting milestones during the remaining term of the First Lien Credit Agreement. In compliance with the February 2019 Extension on July 2, 2019 and October 28, 2019, holders of the 1.5 Lien Notes reduced the Bank of Nova Scotia’s holdings under the First Lien Credit Agreement by purchasing $5.0 million of the bank’s holdings at each date.
The Company completed two additional maturity amendments in December 2019 and January 2020. As stated above, the First Lien Credit Agreement now matures May 31, 2020. In connection with these two amendments, the Company has agreed to certain operational and reporting milestones during the remaining life of the First Lien Credit Agreement.
The First Lien Credit Agreement contains customary default provisions including, among others:

•
failure to make payments when due;

•
change of control and bankruptcy;

•
non-compliance with covenants;

•
defaults under other material indebtedness; and

•
occurrence of any of which could result in the lenders under the First Lien Credit Agreement accelerating the maturity of the indebtedness and foreclosing upon the collateral pledged thereunder.

At December 31, 2019, we were in compliance with all of the covenants under the First Lien Credit Agreement. Amounts outstanding under the First Lien Credit Agreement are included within the payoff amount and in connection with the consummation of the business combination, the First Lien Credit Agreement will be repaid and terminated.
Second Lien Convertible Notes
On October 22, 2015, we issued $95.0 million of Second Lien Notes under an indenture among us, the guarantors party thereto, the purchasers party thereto and Wilmington Trust, National Association, as trustee, which we refer to as the “Notes Indenture.” The Second Lien Notes mature on October 22, 2020 and bear interest at a rate of 15% per annum, payable in kind on a quarterly basis.
Of the initial $95.0 million in Second Lien Notes issued, we received $90.0 million in cash. The remaining $5.0 million in Second Lien Notes were issued in satisfaction of a backstop put option payment. The Second Lien Noteholders provided a backstop to the commitments in respect of the Second Lien Notes to the extent there was a shortfall in exchange for a backstop put option payment. Each of the lenders providing such shortfall commitments received a portion of the backstop put option payment of $5.0 million in Second Lien Notes.
On December 2, 2015, we issued, pursuant to the Notes Indenture, $10.0 million in aggregate principal amount of additional Second Lien Notes and issued an additional $10.0 million in aggregate principal amount of Second Lien Notes in two subsequent tranches of $5.0 million each, which were exercised on January 6, 2016 and March 24, 2016 pursuant to binding commitments. During the years ended December 31, 2015, 2016, 2017, 2018 and 2019, we issued $3.0 million, $18.7 million, $21.7 million, $24.9 million and $28.5 million, respectively, in Second Lien Notes representing PIK interest payments on the outstanding Second Lien Notes, including $0.3 million that was prepaid upon issuance of additional Second Lien Notes. Also, during the year ended December 31, 2018, we repurchased and retired Second Lien Notes with a face value of $3.4 million for $0.1 million. As of December 31, 2019, including issuances of PIK interest, we had an aggregate of $208.4 million in outstanding principal amount of Second Lien Notes.
The Second Lien Notes are convertible at an initial conversion price of $1.67 per share, subject to anti-dilution protection. There was no beneficial conversion feature as it was determined that the conversion price was equal to the commitment date value of the common stock. The obligations under the Second Lien Notes and the guarantees by the guarantors in respect thereof are secured by liens on substantially all of our assets and the assets of our guarantors, subject to the priority of the liens that secure the obligations under the First Lien Credit Agreement, the 1.25 Lien Notes and the 1.5 Lien Notes. In connection with the issuance of the Second Lien Notes, an intercreditor agreement was entered into by and among the agent under the First Lien Credit Agreement and the trustee under the Notes Indenture. Subsequently, in connection with the 1.5 Lien Notes and the 1.25 Lien Notes, additional intercreditor agreements were entered into by and among the agent under the First Lien Credit Agreement and the trustee under the Notes Indenture.
The Notes Indenture under which all tranches of the Second Lien Notes were issued, contains covenants that, among other things, and subject to certain specified exceptions, limit our ability to:
•
incur additional indebtedness;

•
make restricted payments, including the payment of dividends;

•
enter into transactions with affiliates;

•
create, incur, assume or suffer to exist any liens;

•
consummate assets dispositions;

•
merge or consolidate with, or dispose of all or substantially all assets to, a third party; and

•
create or cause to exist any consensual encumbrance or restriction on the ability of restricted subsidiaries to pay dividends, make distributions, make loans or make certain transfers of property or assets.

As of December 31, 2019, we were in compliance with all covenants under the Notes Indenture.
Upon consummation of the business combination, pursuant to the Second Lien Conversion Agreement, holders of all of the outstanding Second Lien Notes have agreed and consented to convert their Second Lien Notes to Seller common stock in accordance with the terms of such notes in connection with the consummation of the business combination.
1.5 Lien Notes
In order to fund our ongoing care and maintenance operations and feasibility studies for heap leaching of sulfide ores, we issued 1.5 Lien Notes to the 1.5 Lien Noteholders, each holders of our Second Lien Notes, in multiple tranches beginning in 2016 and continuing through December 2018.
On May 3, 2016, pursuant to a note purchase agreement, we issued $10.0 million of the 1.5 Lien Notes bearing interest at a rate of 15% per annum, payable in kind on a quarterly basis, and maturing May 1, 2020. The obligations under the 1.5 Lien Notes and the guarantees by the guarantors in respect thereof are secured by liens on substantially all of our assets and the assets of our guarantors, subject to the priority of the liens that secure the obligations of the First Lien Credit Agreement and 1.25 Lien Notes and superior in priority to the liens that secure the obligations of the Second Lien Notes and our unsecured obligations. In connection with the issuance of the 1.5 Lien Notes, an intercreditor agreement was entered into by and among the agent under the First Lien Credit Agreement and the collateral agent, WBox 2015-5 Ltd. (an affiliate of Whitebox), under the note purchase agreement. Additionally, an intercreditor agreement was entered into by and among the collateral agent under the note purchase agreement and the trustee under the Notes Indenture. As of January 13, 2020, the maturity of the 1.5 Lien Notes was extended to June 30, 2020 by the holders thereof.
Also during 2016 and subsequent to the initial issuance of the 1.5 Lien Notes, we issued a total of an additional $16.2 million of 1.5 Lien Notes. While issued in each case pursuant to a new note purchase agreement, these additional 1.5 Lien Notes had the same terms, including maturity date, and security priority as the original issuance in May 2016. We also issued during 2016 an additional $1.5 million in 1.5 Lien Notes representing PIK interest payments on the outstanding 1.5 Lien Notes.
During 2017, we issued a total of an additional $41.0 million of 1.5 Lien Notes. While issued in each case pursuant to a new note purchase agreement, these additional 1.5 Lien Notes also had the same terms, including maturity date, and security priority as the original issuance. We also issued during 2017 an additional $7.5 million in 1.5 Lien Notes representing PIK interest payments on the outstanding 1.5 Lien Notes.
During 2018, we issued a total of an additional $28.0 million of 1.5 Lien Notes. While issued in each case pursuant to a new note purchase agreement, these additional 1.5 Lien Notes also had the same terms, including maturity date, and security priority as the original issuance. We also issued during the 2018 period an additional $14.0 million in 1.5 Lien Notes representing PIK interest payments on the outstanding 1.5 Lien Notes.
During 2019, we issued an additional $18.8 million in 1.5 Lien Notes representing PIK interest payments on the outstanding 1.5 Lien Notes.
Among other covenants, each of the note purchase agreements under which the 1.5 Lien Notes were issued, contain covenants that, subject to certain specified exceptions, limit our ability to:
•
incur additional indebtedness;

•
make restricted payments, including the payment of dividends;

•
enter into transactions with affiliates;

•
create, incur, assume or suffer to exist any liens;

•
consummate assets dispositions;

•
merge or consolidate with, or dispose of all or substantially all assets to, a third party; and

•
create or cause to exist any consensual encumbrance or restriction on the ability of restricted subsidiaries to pay dividends, make distributions, make loans or make certain transfers of property or assets.

The 1.5 Lien Notes provide the holders the right upon a change of control, as defined in the note purchase agreement, to require us to repurchase all of the holder’s notes for 110% of the outstanding principal balance, plus accrued and unpaid interest. Furthermore, the 1.5 Lien Notes give us the right upon a change of control to redeem the 1.5 Lien Notes for 110% of the outstanding principal balance, plus accrued and unpaid interest.
As of December 31, 2019, we were in compliance with all covenants under the notes purchase agreements related to the 1.5 Lien Notes.
The holders of the 1.5 Lien Notes have agreed that immediately prior to the consummation of the business combination, pursuant to the terms of the Exchange Agreement, the 1.5 Lien Noteholders will transfer the 1.5 Lien Notes to Acquisition Sub in exchange for the value of 110% of the principal aggregate amount of such 1.5 Lien Notes. The consideration will include either shares of HYMC Class A common stock valued at $10.00 per share and/or the 1.5 Lien Note Cash Payment Amount, if any, which, if paid, will be used to pay down the 1.5 Lien Notes pro rata and the 1.5 Lien Share Payment will be reduced accordingly. Thereafter, the 1.5 Lien Notes will be transferred to Seller as part of the consideration in the business combination and cancelled by Seller in full satisfaction of all outstanding obligations thereunder.
1.25 Lien Notes
In order to fund the restart of mining operations, we issued 1.25 Lien Notes to the 1.25 Lien Noteholders, each holders of our 1.5 Lien Notes, in multiple tranches beginning in February 2019 pursuant to note purchase agreements.
On February 22, 2019, pursuant to a note purchase agreement, we issued $18.0 million of the 1.25 Lien Notes bearing interest at a rate of 15% per annum, PIK on a quarterly basis, and maturing December 31, 2019. The obligations under the 1.25 Lien Notes and the guarantees by the guarantors in respect thereof are secured by liens on substantially all of our assets and the assets of our guarantors, subject to the priority of the liens that secure the obligations of the First Lien Credit Agreement and superior in priority to the liens that secure the obligations of the 1.5 Lien Notes and Second Lien Notes and our unsecured obligations. In connection with the issuance of the 1.25 Lien Notes, an intercreditor agreement was entered into by and among the agent under the First Lien Credit Agreement and the collateral agent, WBox 2015-5 Ltd. (an affiliate of Whitebox), under the 1.25 lien note purchase agreements, and an Intercreditor Agreement was entered into by and among the collateral agents under the 1.5 Lien Notes and the collateral agent under the 1.25 lien note purchase agreements. Additionally, an intercreditor agreement was entered into by and among the collateral agent under the 1.25 lien note purchase agreements and the trustee under the Notes Indenture. The maturity of the 1.25 Lien Notes was extended as of December 13, 2019 to June 30, 2020 by the holders thereof.
Also during 2019 and subsequent to the initial issuance of the 1.25 Lien Notes, we issued a total of an additional $54.0 million of 1.25 Lien Notes. While issued in each case pursuant to a new note purchase agreement, these additional 1.25 Lien Notes had the same terms, including maturity date, and security priority as the original issuance in February 2019. We also issued during 2019 an additional $5.2 million in 1.25 Lien Notes representing PIK interest payments on the outstanding 1.25 Lien Notes.
As of December 31, 2019, we were in compliance with all of the covenants under the note purchase agreements related to the 1.25 Lien Notes.
The holders of the 1.25 Lien Notes have agreed that immediately prior to the consummation of the business combination, pursuant to the terms of the 1.25 Lien Exchange Agreement, the holders will exchange

$80 million in aggregate principal amount of the 1.25 Lien Notes for New Subordinated Notes that will be assigned to and assumed by MUDS pursuant to the Purchase Agreement at the consummation of the business combination. The 1.25 Lien Noteholders have agreed that all Excess Notes outstanding immediately prior to the consummation of the business combination will be transferred to Acquisition Sub in exchange for the value of 100% of the principal aggregate amount of such Excess Notes in consideration for either shares of HYMC Class A common stock valued at $10.00 per share and/or the Excess Notes Cash Payment Amount, if any, which if paid, will be used to pay down the Excess Notes pro rata and the Excess Notes Share Payment will be reduced accordingly. Thereafter, the Excess Notes will be transferred to Seller as part of the consideration in the business combination and cancelled by Seller in full satisfaction of all outstanding obligations thereunder.
Other Notes Payable
On October 15, 2014, we entered into a Release and Settlement Agreement, which we refer to as the “Settlement Agreement,” resolving and settling any and all disputes between Jacobs Field Services North America and Hycroft. A first amendment to the Settlement Agreement was executed on April 5, 2016, a second amendment was executed on October 6, 2016, a third amendment was executed on December 21, 2017 (the “Third Amendment”), a fourth amendment was executed on December 31, 2018 (the “Fourth Amendment”) and a fifth amendment was executed on June 27, 2019 (the “Fifth Amendment”). The Fourth Amendment amended the Jacobs Note to begin accruing interest on January 1, 2019 at the rate of 5% per annum, to be added to the principal of the Jacobs Note. Interest for 2018 was prepaid coincident with the execution of the Third Amendment. The Fourth Amendment extended the maturity of the Jacobs Note to June 30, 2019. The Fifth Amendment further extended the maturity of the Jacobs Note to December 31, 2019. A sixth amendment was executed on December 19, 2019 (the “Sixth Amendment”), which extended the Jacobs Note maturity date to June 30, 2020.
Delayed payment fees totaling $0.4 million were added to the principal balance of the Jacobs Note during 2017. On December 31, 2018, coincident with the execution of the Fourth Amendment, a delayed payment fee of 2% of the principal balance equal to $0.1 million, was added to the principal balance of the Jacobs Note and coincident with the execution of the Fifth Amendment, a delayed payment fee of 5.5% of the principal balance equal to $0.3 million, including accrued interest, was added to the principal balance of the Jacobs Note. On December 31, 2019, coincident with the execution of the Sixth Amendment, a delayed payment fee of 2% of the principal balance equal to $0.1 million, was added to the principal balance of the Jacobs Note.
The Settlement Agreement, as amended also requires the Company to settle the Jacobs Note on the earlier of either the sale of Hycroft’s assets or the refinancing of the First Lien Credit Agreement. The Jacobs Note is secured by a Deed of Trust on the real property known as the North Merrill Crowe Facility.
As of December 31, 2019, the aggregate outstanding principal amount of the Jacobs Note was $6.8 million, and we were in compliance with all covenants under such promissory note.
Repayment of the Jacobs Note in full is included within the payoff amount in connection with the consummation of the business combination.
Debt covenants
We are subject to the representations, warranties, events of default and covenants in our First Lien Credit Agreement, the Notes Indenture, and the note purchase agreements under which our 1.25 Lien Notes and 1.5 Lien Notes were issued.
The First Lien Credit Agreement includes restrictions on liens, asset dispositions, risk management agreements, investments, capital expenditures and additional indebtedness as defined in the First Lien Credit Agreement. Fifty percent of the monthly Excess Cash Flow, as defined in the First Lien Credit Agreement, and subject to minimum cash balance restrictions, is required to be paid to reduce the outstanding amount under the First Lien Credit Agreement. The maximum outstanding amount under the First Lien Credit Agreement was determined by a borrowing base (as defined in the First Lien Credit Agreement), which was amended July 14, 2017 and February 22, 2019 and is no longer applicable. As amended, we are now required to maintain at all times at least 175,000 recoverable gold equivalent ounces on the leach pads.
The Notes Indenture under which our Second Lien Notes were issued and each of the note purchase agreements under which the 1.25 Lien Notes were issued and each of the note purchase agreements under which the 1.5 Lien Notes were issued contain covenants that, among other things, and subject to certain specified exceptions, limit our ability to:
•
incur additional indebtedness;

•
make restricted payments, including the payment of dividends;

•
enter into transactions with affiliates;

•
create, incur, assume or suffer to exist any liens;

•
consummate assets dispositions;

•
merge or consolidate with, or dispose of all or substantially all assets to, a third party; and

•
create or cause to exist any consensual encumbrance or restriction on the ability of restricted subsidiaries to pay dividends, make distributions, make loans or make certain transfers of property or assets.

New Equity Issuances
As part of our plan of reorganization in the bankruptcy proceedings, existing unsecured notes and general unsecured claims of the predecessor were canceled and holders of such claims received equity in Hycroft or cash in amounts negotiated by the major creditor groups. We were authorized to issue 3.0 million new shares of common stock to our creditors, all of which had been issued as of September 30, 2019.
During 2017, the phantom share grant agreements with Michael Feehan, a non-employee member of our Board during 2016 and 2017, were amended to provide for Mr. Feehan to receive one share of our common stock for each phantom share at the date of payment instead of a cash payment. Following Mr. Feehan’s resignation from the Board on January 2, 2018, he was issued 90,000 shares of Seller common stock as payment.
Treasury Stock
During the years ended December 31, 2019 and 2018, we repurchased 37,428 and 95,082 shares of Seller common stock, respectively, for a total purchase price in each year of $1 (one dollar).
Cash and liquid assets
We have placed substantially all of our cash in operating accounts with two well-capitalized financial institutions, thereby ensuring balances remain readily available. Due to the nature of our operations and the composition of our current assets, our cash and metal inventories balances represent substantially all of our liquid assets on hand. As of December 31, 2019, we had existing cash of $6.2 million, a decrease of $2.9 million from $9.1 million at December 31, 2018.
Restricted cash
As of December 31, 2019, we held $42.7 million in restricted cash accounts. The majority of the restricted cash, or $39.4 million, was held as collateral for our surface management surety bonds while the remaining $3.3 million was held in accordance with certain of our debt covenants. All the restricted cash was held by well-capitalized financial institutions.

Available sources of liquidity
The following table summarizes our available sources of liquidity:
	December 31,
	2019	2018
Cash	$6,220	$9,138
Metal inventories(1)	1,894	478
Ore on leach pads(2)	22,062	—
Total liquidity sources	$30,176	$9,616

(1)
Metal inventories contained approximately 1,443 ounces of gold which are expected to be sold within the next 12 months. Assuming a gold selling price of $1,514.75 per ounce (the December 31, 2019 P.M. fix) and excluding any proceeds from silver sales, the sale of all gold ounces estimated to be recovered from our metal inventories would provide us with $2.2 million of revenue.

(2)
Ore on leach pads contained approximately 17,019 ounces of gold which are expected to be sold within the next 12 months. Assuming a gold selling price of $1,514.75 per ounce (the December 31, 2019 P.M. fix) and excluding any proceeds from silver sales, the sale of all gold ounces estimated to be recovered from our ore on leach pads would provide us with $25.8 million of revenue.

Sources and uses of cash:
Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
	Year Ended December 31,
	2019	2018
	(dollars in thousands)
Net loss	$(98,895)	$(55,803)
Net non-cash adjustments	75,393	26,059
Net change in operating assets and liabilities	(36,269)	2,819
Net cash used in operating activities	(59,771)	(26,925)
Net cash used in investing activities	(12,296)	(1,146)
Net cash provided by financing activities	68,173	27,595
Net decrease in cash	(3,894)	(476)
Cash, beginning of period	52,861	53,337
Cash, end of period	$48,967	$52,861
Cash used in and provided by operating activities
For the year ended December 31, 2019, we used $59.8 million of cash for operating activities primarily attributable to a net loss of $98.9 million, a reduction in the asset retirement obligations of $1.9 million and increases in the following operating assets; production-related inventories ($38.6 million), materials and supplies inventories ($1.0 million) and prepaid and other ($0.4 million). The cash outflows driven by the items described above were partially offset by certain non-cash expenses such as $54.8 million non-cash portion of interest expense, $18.6 million write-down of production inventories, $2.1 million depreciation and amortization, $1.1 million stock-based compensation and $0.4 million of accretion. There were also increases in accounts payable ($3.4 million) and other liabilities ($0.8 million) that partially offset the cash outflows.
For the year ended December 31, 2018, we used $26.9 million of cash for operating activities primarily attributable to a net loss of $55.8 million and non-cash income or gains such as the reduction of our asset retirement obligation ($17.0 million) and the gain on retirement of debt ($3.3 million). The negative impact on cash flow from operations of the net loss, reduction in asset retirement obligation and gain on retirement of debt were partially offset by certain non-cash expenses, including a $40.8 million non-cash portion of interest expense, $3.5 million depreciation and amortization, $1.3 million accretion and $1.0 million write-down of mineral property. There were also several significant changes in assets and liabilities that offset the negative impact on cash flow from operations of the net loss, reduction in asset retirement obligation and gain on retirement of debt, such as the following, a $1.2 million increase in other liabilities, a $0.9 million decrease in prepaids and other, and a $0.5 million increase in interest payable.
Cash used in investing activities
For the years ended December 31, 2019 and 2018, we used $12.3 million and $1.1 million, respectively, in investing activities. For 2019, the vast majority of the costs related to (1) construction of new leach pad space for the restart of $6.2 million, (2) the purchase and installation of four new cone crushers for $4.0 million and (3) replacement and significant repairs of existing processing equipment for $0.8 million. For the 2018 period the spend was mostly in the last quarter of the year as we were beginning our restart preparations.
Cash used in and provided by financing activities
Cash generated by financing activities was $68.2 million for the year ended December 31, 2019, which was mostly driven by net issuances of $71.8 million in aggregate principal amount of 1.25 Lien Notes (net of issuance costs). The 1.25 Lien Notes were used to fund the restart of mining operations. We spent $2.9 million for legal and consulting fees related to the business combination and the review of our other strategic alternatives and $0.8 million for extending the maturity of the First Lien Credit Agreement, partially offsetting the net cash received from the issuance of 1.25 Lien Notes.
The amount of cash generated by financing activities was $27.6 million for the year ended December 31, 2018, which was mostly driven by net issuances of $27.9 million in aggregate principal amount of 1.5 Lien Notes (net of issuance costs). The proceeds from the issuance of 1.5 Lien Notes was partially offset by cash outflows of $0.1 million each from refinancing issuance costs and retirement of convertible notes.
See “Certain Relationships and Related Transactions — Seller Related Party Transactions” for further information regarding the Second Lien Notes, the 1.5 Lien Notes and the 1.25 Lien Notes.
Future capital and cash requirements
The following table provides our gross contractual cash obligations as of December 31, 2019, which are grouped in the same manner as they were classified in the Condensed Consolidated Statements of Cash Flows in order to provide a better understanding of the nature of the obligations and to provide a basis for comparison to historical information. We believe the following provides the most meaningful presentation of our near-term obligations expected to be satisfied using our current and available sources of liquidity:
		Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(dollars in thousands)
Operating activities
Interest related to debt(1)	$15,086	$15,086	$—	$—	$—
Remediation and reclamation expenditures(2)	62,213	—	—	—	62,213
Financing activities
Repayments of debt principal(3)	554,914	554,914	—	—	—
Repayment of pay-in-kind interest(4)	32,514	32,514	—	—	—
	$664,727	$602,514	$—	$—	$62,213

(1)
Interest payments were calculated based on the debt outstanding as of December 31, 2019 and includes interest that will be paid at maturity, but not added to the principal balance as pay-in-kind interest.

(2)
Mining operations are subject to extensive environmental regulations in the jurisdictions in which they are conducted and we are required, upon cessation of operations, to reclaim and remediate the lands that our operations have disturbed. The estimated undiscounted cash outflows of these remediation and reclamation obligations are reflected here.
(3)
Repayments of principal on debt consists of amounts due under term obligations.

(4)
Repayments of pay-in-kind interest will occur at debt maturity and only includes interest that will be added to the principal during 2020.

Off-balance sheet arrangements
As of December 31, 2019 and December 31, 2018, our off-balance sheet arrangements consisted of an operating lease agreement and royalty agreements. The operating lease for our office space in Denver, Colorado is $0.1 million annually and expires in January 2022. As we have elected to take advantage of the extended transition period for complying with new or revised accounting standards, this liability will remain off of our balance sheet until the new lease accounting rules apply to privately-held companies in accordance with the JOBS Act or we are no longer an emerging growth company.
A portion of the Hycroft Mine is subject to a mining lease that requires a 4% net profit royalty be paid to the owner of patented and unpatented mining claims relating to the Hycroft Mine. The mining lease also requires an annual advance payment of $120,000 every year mining occurs on the leased claims. An additional advance payment is required in any year in which five million tons or more are mined from the property, subject to the 4% net profit royalty. This lease is classified as an off-balance sheet arrangement because the royalty payments are contingent upon mining activity and other events. All advance payments are credited against the future payments due under the 4% net profit royalty. The total payments due under the mining lease are capped at $7.6 million. Through December 31, 2019 and December 31, 2018, we had paid $2.5 million and $2.4 million, respectively.
We have entered into a bonus plan whereby, upon the consummation of a sale transaction or certain other transformative transactions as defined in the plan, including the consummation of the business combination, we will be obligated to pay certain senior level employees a total of $5.8 million to $7.3 million, depending on the value of the transaction.
Subsequent Events
Write-down of production inventories due to metallurgical balancing
During the three months ended March 31, 2020, based on metallurgical balancing results, we determined that 3,980 ounces of gold that had been placed on the leach pads were no longer recoverable and wrote-off these ounces. As a result of writing-off these ounces, we wrote-off cash production and capitalized depreciation and amortization costs of $6.4 million and $0.5 million, respectively. The write-off of these ounces was primarily due to poor execution of maintaining the critical variables necessary for oxidation and ultimately recovery of a specific cell of the leach pads. As a result, we determined that we would recover 20% less than planned of the mismanaged section of the leach pads.
Cost per ounce of gold sold
For the three months ended March 31, 2020, our production costs and depreciation and amortization per ounce of gold increased significantly from the costs per ounce recognized for the year ended December 31, 2019. The increases in costs per ounce were primarily a result of maintenance and repairs that cost more than budgeted and took longer to complete than anticipated. This resulted in the crushing system being down longer than expected, which in addition to the increased costs of the work drove a decrease in the number of recoverable ounces we were able to place on the leach pads.

SELLER MANAGEMENT
Directors and Executive Officers
Seller’s directors and executive officers, their positions and their ages as of April 24, 2020 are set forth below:
Name	Age	Position
Randy Buffington	60	Chairman of the Board of Directors, President and Chief Executive Officer
John Ellis	84	Director
Michael Harrison	48	Director
David Kirsch	40	Director
Jacob Mercer	45	Director
Jonathan Segal	38	Director
Stephen M. Jones	61	Executive Vice President, Chief Financial Officer and Secretary
Randy Buffington has served as our Executive Chairman of the Board, President and Chief Executive Officer since November 5, 2015. Mr. Buffington is also a member of the Technical Committee. He was appointed President and Chief Executive Officer on July 8, 2013. Prior to his appointment, Mr. Buffington served as our Executive Vice President and Chief Operating Officer from February 2013 until July 2013. Prior to joining Hycroft, Mr. Buffington was Senior Vice President of Operations of Coeur Mining, Inc. (formerly Coeur d’Alene Mines Corporation) (a silver mining company) from January 2012 to January 2013. Mr. Buffington also held various positions with Barrick Gold Corporation (a global mining company), including: Managing Director of Zambia from September 2011 to January 2012; General Manager of North American Operations for Barrick Goldstrike Mines, Inc. from August 2009 to September 2011; and General Manager for Barrick Ruby Hill Mine from August 2006 to August 2009. From September 2014 to November 2016, Mr. Buffington was a director of Rye Patch Gold Corp. (a gold exploration company listed on the TSX Venture Exchange). Mr. Buffington’s 35 years of operational experience in the gold and silver mining industry as well as his unique “hands-on” knowledge of the Hycroft Mine provides invaluable insight and knowledge to the Seller Board.
John Ellis has been a member of the Seller Board since December 2017 and Chair of the Technical Committee. Mr. Ellis is a seasoned mining professional with a more than 50-year history of large-scale mine development and operations globally and has provided consulting services to multiple mining companies for the past 18 years. Mr. Ellis began his career in operations with Kennecott Copper, where he progressed from operating roles to management roles before moving on to new opportunities. He has most recently held various senior management roles for CVRD-Inco, including Managing Director of Voisey Bay Nickel and VP Operations for PT Indonesia. Prior to that, he was Chairman and CEO of Anglo Gold North America, Independence Mining Company and Hudson Bay Mining and Smelting Company. He has also provided technical advice in a consulting capacity to major global producers such as CVRD-Inco, BHP (Australia), Queenstake Resources, AngloGold Ashanti and Anglo American. Mr. Ellis currently serves as a member of the board of directors of Jaguar Mining Inc. (JAG: TSX), a gold mining company. Mr. Ellis also served as a member of the board of directors of International Tower Hill Mines Ltd., a mineral exploration company (THM: NYSE American) from February 2014 to May 2019 and of Sunshine Silver Mines, a privately held silver mining company from September 2011 to November 2018 and of Jaguar Mines from June 2016 to present. Mr. Ellis is a graduate of the Haileybury School of Mines and holds a B.Sc. from Montana Tech University. Mr. Ellis brings extensive experience and knowledge of historic and current mining operations coupled with his leadership experience in the mining industry to the Seller Board.
Michael Harrison has been a member of the Seller Board since December 2017 and is a member of the Audit and Technical Committees. Since May 7, 2019, Mr. Harrison has served as the Interim President and Chief Executive Officer of Sprott Resource Holdings Inc. (“SRHI”) and prior to such date served as a Managing Director in the mining and metals group of SRHI since February 2017. Prior to joining SRHI, he held the position of President and CEO of Adriana Resources Inc. from October 2015 to February 2017, and Vice President, Corporate Development for Coeur Mining Inc. from February 2011 to August 2015.

Mr. Harrison previously served on the Board of Directors of Corsa Coal Corp. (CSO: TSXV) from March 2011 to March 2017 and on the board of directors of Macusani Yellowcake (PLU:TSXV) from May 2011 to January 2013. He also previously worked for Cormark Securities Inc. and National Bank Financial in the mining investment banking groups raising funds and providing mergers and acquisition advice to listed and private mining companies, including the creation of Seller’s predecessor company. Previously, he worked internationally for BHP Billiton Exploration Division as a Project Geophysicist. Mr. Harrison holds a B.Sc.E (Honours) in Geophysics from Queen’s University, and an MBA (with Distinction) from the University of Western Ontario. Mr. Harrison brings over 20 years of executive, financial and technical knowledge in the mining industry to the Seller Board and adds a valuable perspective.
Stephen M. Jones is our Executive Vice President and Chief Financial Officer and Secretary, having been appointed in March 2012. Mr. Jones was formerly with EPM Mining Ventures, Inc., as the Chief Financial Officer from May 2011 to August 2011, the President and Secretary from March 2010 to May 2011, and a director from March 2010 to April 2012. Mr. Jones also served as Katanga Mining Limited’s Senior Vice President and Chief Financial Officer from June 2006 until December 2008.
David Kirsch has been a member of the Seller Board since October 2015, Chair of the Audit Committee and a member of the Compensation and Nominating and Governance committees. Mr. Kirsch is a Managing Director and Senior Analyst at Mudrick Capital, where he is responsible for analyzing distressed credit and equity opportunities across a diverse range of industries. Prior to joining Mudrick, from 2008 to 2010 Mr. Kirsch was a Senior Analyst and Managing Director at Miura Global Management, a large global long-short equity hedge fund, where he was responsible for coverage of the financial and consumer industries across the Americas, Europe and Asia. Mr. Kirsch gained extensive restructuring experience as a Director at Alvarez & Marsal from 2003 to 2008. At Alvarez & Marsal, he held primary or lead management roles on an interim basis for distressed companies and advised creditors on balance sheet solutions to maximize the value of their investments. Selected assignments include representing Senior Secured Creditors in the Delphi and Oneida restructurings and overseeing the Tarragon (a public real estate development company) Finance Department during its restructuring. Mr. Kirsch began his Wall Street career as an Analyst in the Healthcare Industry Group in the Investment Banking Division of Banc of America Securities. He is currently serving on the board of directors of MUDS, NJOY Holdings, a privately- held producer of e-cigs and vaping products to help adult smokers make the switch from tobacco products, Proenza Schouler, Targus Holdings and Nelson Education, where he is the Chairman of the Board. Mr. Kirsch received his B.S. magna cum laude in Economics from the Wharton School at the University of Pennsylvania. Mr. Kirsch’s qualifications to serve on the Seller Board include his extensive leadership and board experience, his experience as Managing Director and Senior Analyst of Mudrick, his current board experience, including as Chairman of the Board of Nelson Education, and his network of contacts in the distressed investing field.
Jacob Mercer has been a member of the Seller Board since October 2015, Chair of the Compensation Committee and a member of the Audit and Nominating and Governance committees. Mr. Mercer joined Whitebox in October 2007 and is Head of Special Situations and Restructuring. Previously, Mr. Mercer worked for Xcel Energy from July 2005 to October 2007 as Assistant Treasurer and Managing Director. Prior to that, he worked at Piper Jaffray as a Senior Credit Analyst and Principal and at Voyageur Asset Management as a Credit Analyst. In addition, Mr. Mercer served as a Logistics Officer in the United States Army. Mr. Mercer holds a BA in both Business Management and Economics from St. John’s University. He holds the Chartered Financial Analyst and Certified Turnaround Professional designations. Mr. Mercer serves and has served on a number of public and private companies boards of directors including: Adanac Molybdenum (AUA: TSX) since December 2015; A.M. Castle & Co. (CTAM: OTC) since August 2017; Ceres Global Ag Corp. (CRP: TSX) from September 2013 to September 2014; Jerritt Canyon Gold since July 2016; Par Pacific Holdings, Inc. (PARR: NYSE MKT) from August 2012 to June 2015; and SAExploration Holdings (SAEX: NASDAQ) from July 2016 to June 2019. Mr. Mercer brings a strong financial background to the Seller Board and leadership experience in numerous industries.
Jonathan Segal has been a member of the Seller Board since October 2015, Chair of the Nominating and Governance Committee and a member of the Audit and Compensation committees. Mr. Segal is a Portfolio Manager, Managing Director of Highbridge Capital Management, and has been at Highbridge since May 2007. Previously, Mr. Segal was an associate at Sanford C. Bernstein from 2005 to 2007. Mr. Segal has a BA summa cum laude from the University of Pennsylvania. Mr. Segal served on the board of directors of Contura Energy, Inc., a large- scale diversified provider of metallurgical and steam coal, from July 2016 to February 2018. Since August 2017, Mr. Segal has served on the board of directors of A. M. Castle & Co. (CTAM: OTC) since August 2017, a publicly-traded specialty metals distribution company. Mr. Segal also served on the board of Contura Energy (CNTE: OTCMKTS) from 2016 to 2018. Mr. Segal brings a strong financial background to the Seller Board, including having been a member of the boards of directors of another mining company and a publicly-traded company, and leadership experience in numerous industries.

EXECUTIVE COMPENSATION
MUDS
The following disclosure concerns the compensation of MUDS’ officers and directors for the fiscal years ending December 31, 2018 and 2019 (i.e., pre-business combination). After the completion of our business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the post-combination company. For a discussion of our executive compensation arrangements after the closing of the business combination, please see the section entitled “Management After the Business Combination —  HYMC Executive Officer and Director Compensation” beginning on page 274 of this proxy statement.
None of MUDS’ officers or directors have received any cash compensation for services rendered to us. There are no agreements or understandings, whether written or unwritten, with our named executive officers concerning the information specified in Item 402(t)(2) or (3) (i.e., any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to the business combination). Since our formation, we have not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of our officers or directors. Commencing on February 8, 2018, through the earlier of the consummation of an initial business combination or our liquidation, we have and will continue to pay monthly recurring expenses of $10,000 to our sponsor for office space, utilities and secretarial and administrative services. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by MUDS to sponsor, any officers or directors, or any affiliate of sponsor or MUDS’ officers prior to, or in connection with, any services rendered in order to effectuate the consummation of the initial business combination. However, MUDS’ sponsor, officers, directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than audit committee review of such payments, MUDS does not expect to have any additional controls in place governing such reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummation an initial business combination. For more information about the interests of sponsor in the business combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”
Seller
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “the Company,” “Hycroft” or “our company”refer to Seller and its subsidiaries as they currently exist.
The following disclosure concerns the compensation arrangements of Seller’s named executive officers and directors for the fiscal years ended December 31, 2017, 2018 and 2019 (i.e., pre-business combination). Such disclosure should be read together with the compensation tables and related disclosures provided below and in conjunction with Seller’s financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus.
Seller Summary Compensation Table
The following table presents information regarding the compensation awarded to, earned by, or paid in the years ended December 31, 2019, 2018 and 2017 to Randy E. Buffington and Stephen M. Jones. These officers are referred to as our named executive officers, or “NEOs”. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)		All Other Compensation(3) ($)	Total ($)
Randy E. Buffington	2019	$525,000		$—	$1,575,000	$	n/a(4)	$22,438	$2,122,438
President and CEO	2018	$525,000		$—	$—		$150,000	$21,344	$696,344
	2017	$525,000		$75,000	$—		$—	$21,344	$621,344
Stephen M. Jones	2019	$425,000	$		$1,062,500	$	n/a(4)	$23,628	$1,511,128
Executive Vice President,	2018	$425,000		$—	$—		$100,000	$43,666	$568,666
CFO and Secretary	2017	$425,000		$50,000	$—		—	$21,344	$496,344

(1)
As a result of our reorganization pursuant to the chapter 11 cases, all of the stock-based compensation plans were eliminated and all prior awards granted pursuant to the plans were cancelled. We did not grant any stock awards in 2017 or 2018. In February 2019, the Company authorized and approved time-based and performance-based equity incentive awards in the aggregate amount of $1,575,000 and $1,062,500 to Messrs. Buffington and Jones, respectively, in the form of restricted stock units convertible following vesting into shares of Seller common stock. Under the terms of those agreements and as provided in the Purchase Agreement, the obligations under such equity awards will be assumed by MUDS in connection with the business combination and mirror replacement equity awards in the form of substantially similar restricted stock units convertible into shares of HYMC Class A common stock will be issued in connection with the consummation of the business combination.

(2)
We provide incentive compensation to our NEOs in the form of an annual cash bonus, the payout amounts of which are at-risk, consistent with our emphasis on using a pay-for-performance philosophy. The 2017, 2018 and 2019 annual cash incentive payments for our NEOs were contingent upon the attainment of our goals and performance criteria, which were developed with the assistance of management and approved by the Compensation Committee before being subsequently approved by the non-management members of the Board.

(3)
During 2018 and 2019, All Other Compensation consisted of the following:

Name	Year	401K Plan Matching Contributions ($)	Life Insurance Premiums ($)	Moving Expenses ($)	Total ($)
Randy E. Buffington	2019	$16,800	$5,638	—	$22,438
	2018	$16,500	$4,844	—	$21,344
	2017	$16,500	$4,844	—	$21,344
Stephen M. Jones	2019	$16,800	$6,828	—	$23,628
	2018	$16,500	$4,844	22,322	$43,666
	2017	$16,500	$4,844	—	$21,244

(4)
Non-equity incentive bonus payments for 2019 performance have not yet been determined.

2019 Outstanding Equity Awards at Fiscal Year-End Table
Under Seller’s predecessor’s reorganization plan and in connection with its emergence from bankruptcy proceedings, on October 22, 2015, all of Seller’s stock-based compensation plans were eliminated and all prior awards pursuant to the compensation plans were cancelled. Seller did not grant any equity awards in 2017 or 2018.
Under the terms of employment agreements entered into with Messrs. Buffington and Jones, they were each entitled to an equity incentive award. In February 2019, the Company granted time-based and performance-based equity incentive awards in the aggregate amount of $1,575,000 and $1,062,500 to Messrs. Buffington and Jones, respectively, in the form of restricted stock units convertible following vesting into shares of Seller common stock. Under the terms of those agreements and as provided in the Purchase Agreement, the obligations under such equity awards will be assumed by MUDS in connection with the business combination and mirror replacement equity awards in the form of substantially similar restricted stock units convertible into shares of HYMC Class A common stock will be issued in connection with the consummation of the business combination.
Name	Grant Date	Stock Awards
		Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Randy E. Buffington	February 20, 2019	—(1)	$1,575,000
Stephen M. Jones	February 20, 2019	—(1)	$1,062,500

(1)
The number of shares into which the equity awards granted will vest is not currently determinable.

Retention Bonus Plan
In connection with our emergence from bankruptcy proceedings, we implemented a management incentive plan, which was subsequently superseded by the Hycroft Mining Corporation Retention Bonus Plan (the “Retention Bonus Plan”), that provides for the payment of cash and/or the issuance of shares of our common stock to management, including our NEOs. Seller previously paid two cash retention bonus payments under the Retention Bonus Plan to participants, including the NEOs, who remained employed as of December 29, 2017 and required the delivery to the Seller Board of the heap leach feasibility study for the profitable and feasible sulfide ore heap leach process, which was completed on June 29, 2018 and subsequently modified as of August 6, 2018. The Retention Bonus Plan also provides for a third retention bonus, equal to an aggregate amount of $250,000, plus an additional amount tied to a percentage share of an “award pool” (as described below), in the event of either of the following:
•
a “sale transaction” defined generally as the consummation of a sale of all or substantially all of our consolidated assets; or at least a majority of our then issued and outstanding shares of common stock; or

•
a “public offering” defined generally as an underwritten registered public offering pursuant to an effective registration statement covering a sale of shares of Seller Common Stock to the public that results in the listing for trading of our Common Stock on a national securities exchange or quoted on the NASDAQ Stock Market.

The amount of the award pool under the Retention Bonus Plan is determined by either the purchase price in a sale transaction or the enterprise value in connection with a public offering. The award pool shall be equal to (i) 1% of the sale proceeds in a sale transaction or enterprise value in a public offering of up to, and including, $200.0 million, plus (ii) 2% of the sale proceeds in a sale transaction or enterprise value in a public offering, if any, above $200.0 million up to, and including, $300.0 million plus (iii) 3% of the sale proceeds in a sale transaction or enterprise value in a public offering, if any, above $300.0 million.
Sale proceeds are defined under the Retention Bonus Plan as:
(i)   the total gross cash proceeds and the fair value of property other than cash actually received on the closing date of a sale transaction by our stockholders in consideration for the sale of their shares of our common stock or on account of the sale by the Company of its assets; plus
(ii)   all indebtedness for borrowed money, guarantees and capitalized leases (but not any other liabilities) assumed, refinanced, retired or extinguished by the acquirer in connection with such sale transaction; plus
(iii)   any contingent amounts, as defined in the Retention Bonus Plan; plus
(iv)   in the case such sale transaction takes the form of a sale, exchange or purchase of shares, the value of any retained equity interest, if any, of our stockholders in the Company based on the value paid for or ascribed to the shares of our common stock transferred in such sale transaction.

The Retention Bonus Plan allowed participants to elect to receive payment in respect of the third retention bonus in either cash or a combination of cash and common stock. However, in connection with the business combination, executed waivers were obtained from the participants to eliminate the payment election right, such that the third retention bonuses shall be payable in cash.
The business combination will constitute a “sale transaction” under the Retention Bonus Plan triggering both payment of the third retention bonus under the Retention Bonus Plan and an allocation under the award pool, as determined by the value of the sale transaction. The obligation to make the Retention Bonus Plan payments shall be assumed by MUDS pursuant to the Purchase Agreement and shall be payable to the participants, including the NEO’s, upon consummation of the business combination, subject to the participants’ continued employment by Seller from the date of grant of such award until the consummation of such sale transaction.
Employment Arrangements
In February 2019, in anticipation of the business combination, Seller entered into new employment agreements with its NEOs: Randy E. Buffington, President and Chief Executive Officer and Stephen M. Jones, Executive Vice President and Chief Financial Officer and Secretary. These new employment agreements superseded and replaced their prior agreements entered into upon emergence from federal bankruptcy proceedings. Upon consummation of the business combination, pursuant to their terms and in accordance with the Purchase Agreement, the new employment agreements shall be assigned to and the obligations under such agreements assumed by MUDS.
Common Defined Terms Used in the Employment Agreements
For purposes of the employment agreements with Seller’s NEOs entered into in connection with the business combination, the terms “Cause”, “Change in Control”, “Disability”, and “Good Reason” have the following definitions:
The term “Cause” shall mean that one or more of the following has occurred:
(i)   the NEO is convicted of a felony or pleads guilty or nolo contendere to a felony (whether or not with respect to Seller or any of its affiliates);
(ii)   a failure of the NEO to substantially perform his responsibilities and duties to Seller which, to the extent curable, is not remedied within 10 days after the NEO’s receipt of written notice given by the appropriate senior officer or any member of Seller’s Board identifying the failure in reasonable detail and granting the NEO an opportunity to cure such failure within such 10 day period;
(iii)   the failure of the NEO to carry out or comply with any lawful and reasonable directive of Seller’s Board (or any committee of Seller’s Board), which, to the extent curable, is not remedied within 10 days after the NEO’s receipt of written notice given by or on behalf of Seller identifying the failure in reasonable detail and granting the NEO an opportunity to cure such failure within such 10 day period;
(iv)   the NEO engages in illegal conduct, any breach of fiduciary duty (if any), any act of material dishonesty or other misconduct, in each case in this clause (iv), against Seller or any of its affiliates;
(v)   a material violation or willful breach by the NEO of any of the policies or procedures of Seller, including, without any limitation, any employee manual, handbook or code of conduct of Seller which, to the extent curable, is not remedied within 10 days after the NEO’s receipt of written notice given by or on behalf of Seller identifying the violation or breach in reasonable detail and granting the Executive an opportunity to cure such violation or breach within such 10 day period;
(vi)   the NEO fails to meet any material obligation the NEO may have under any agreement entered into with Seller which, to the extent curable, is not remedied within 10 days after the NEO’s receipt of written notice given by any member of Seller identifying the failure in reasonable detail and granting the NEO an opportunity to cure such failure within such 10 day period;

(vii)   the NEO’s failure to maintain any applicable license, permit or card required by the federal or state authorities or a political subdivision or agency thereof (or the suspension, revocation or denial of such license, permit or card); or
(viii)   the NEO’s breach of any non-compete, non-solicit, confidentiality or other restrictive covenant to which the NEO may be subject, pursuant to an employment agreement or otherwise.
The term a “Change in Control” of Seller will be deemed to occur as of the first day that one or more of the following conditions is satisfied:
(i)   The “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act of securities representing more than 50% of the combined voting power of the then outstanding voting securities of Seller entitled to vote generally in the election of directors, or “Seller Voting Securities”, is accumulated, held or acquired by a “Person” (as defined in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof) (other than Seller, any trustee or other fiduciary holding securities under an employee benefit plan of Seller, holders of capital stock of Seller as of the date hereof or a subsidiary thereof, any corporation owned, directly or indirectly, by Seller’s stockholders in substantially the same proportions as their ownership of stock of Seller); provided, however, that any acquisition from Seller or any acquisition pursuant to a transaction that complies with clauses (A), (B) and (C) of clause (iii) below will not be a Change in Control; provided further, that immediately prior to such accumulation, holding or acquisition, such Person was not a direct or indirect beneficial owner of 15% or more of Seller Voting Securities as of the date of this Agreement; or
(ii)   Individuals who, as of the date of the Agreement, constitute the Seller’s Board, or “Incumbent Board”, cease for any reason to constitute at least a majority of the Seller’s Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by Seller’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board; or
(iii)   Consummation by Seller of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of Seller or the acquisition of assets or stock of another entity, or “Business Combination”, in each case, unless immediately following such Business Combination: (A) more than 50% of the combined voting power of then outstanding voting securities entitled to vote generally in the election of directors of (x) the corporation resulting from such Business Combination, or “Surviving Corporation”, or (y) if applicable, a corporation that as a result of such transaction owns Seller or all or substantially all of Seller’s assets either directly or through one or more subsidiaries, or “Parent Corporation”, is represented, directly or indirectly by Seller Voting Securities outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Seller Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportions as their ownership, immediately prior to such Business Combination, of Seller Voting Securities; (B) no Person (excluding any employee benefit plan (or related trust) of Seller or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 40% or more of the combined voting power of the then outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) except to the extent that (x) such ownership of Seller existed prior to the Business Combination or (y) that immediately prior to such Business Combination, such Person was a direct or indirect beneficial owner of 15% or more of the Seller Voting Securities as of the date of the respective employment agreement, and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Seller’s Board, providing for such Business Combination.
Notwithstanding anything to the contrary in the foregoing, in no event will a Change in Control be deemed to have occurred with respect to the NEO (i) in connection with the initial public offering of the Parent Corporation’s Voting Securities; or (ii) if the NEO is part of a purchasing group that consummates the Change in Control transaction. The NEO will be deemed “part of a purchasing group” for purposes of the preceding sentence if the NEO is an equity participant in the purchasing company or group (except (i) passive ownership of less than two percent of the stock of the purchasing company; or (ii) ownership of equity participation in the purchasing company or group that is otherwise not significant, as determined prior to the Change in Control by a majority of the nonemployee continuing Directors; provided that, for purposes of the foregoing, participation as a management investor in such purchasing company will not be deemed to be within the exceptions provided for in these items (i) and (ii)); and/or (iii) in connection with the transaction with MUDS pursuant to which Seller would sell substantially all of the assets of its subsidiaries and certain of its assets and/or all of its common stock.
The term “Disability” means the NEO’s long-term disability as defined by and determined under Seller’s long-term disability plan, or if the NEO is not covered by a long-term disability plan sponsored by Seller, then the NEO’s inability (as determined by Seller’s Board or compensation committee thereof in its discretion) to engage in any substantial gainful activity by reason of any medically-determined physical or mental impairment that can be expected to result in death or to be of long-continued and indefinite duration.
The term “Good Reason” means the occurrence of any of the following without the NEO’s consent:
(i)   a material reduction or a material adverse alteration in the nature of the NEO’s position, responsibilities or authorities or the assigning of duties to the NEO that are materially inconsistent with those of the position of such NEO of a company of comparable size in a comparable industry;
(ii)   the NEO’s becoming the holder of a lesser office or title than that previously held;
(iii)   any material breach of this Agreement by Seller that causes an adverse change to the terms and conditions of the NEO’s employment;
(iv)   Seller requires the NEO to relocate his principal business office to a location not within 75 miles of Seller’s principal executive office located in Denver, Colorado or the Hycroft Mine;
(v)   any reduction in the NEO’s salary, other than a reduction in salary generally applicable to executive employees; or
(vi)   failure of Seller to pay the NEO any amount otherwise vested and due under this Agreement or under any plan or policy of Seller following written notice by the NEO to Seller identifying the failure and the basis for such payment and Seller’s failure to cure within 10 days following receipt of such written notice.
In no event will a resignation be deemed to occur for “Good Reason” unless the NEO provides notice to Seller, and such resignation occurs, within 90 days after the event or condition giving rise thereto. Upon receiving notice from the NEO, Seller shall have a period of 30 days during which it may remedy the event or condition.
Employment Agreement with Randy E. Buffington
Seller has entered into an amended and restated employment agreement dated as of March 15, 2019 with Mr. Buffington providing for a two-year term as President and Chief Executive Officer, following which he shall be deemed to be an at-will employee during the continuation of his employment by Seller. Under the terms of his employment agreement, Mr. Buffington is entitled to an annual base salary of $525,000, an annual cash incentive bonus initially set at 50% of his annual base salary at target, and long-term equity incentive awards initially awarded at 300% of his annual base salary at target. On February 20, 2019, the Seller Board authorized and approved the issuance of equity awards in the form of restricted stock units with a value of $1,575,000.
The initial performance metrics for the annual cash incentive bonus plan will be based upon successful financing of the Hycroft Mine development costs, Hycroft Mine operational start up, safety and other metrics to be determined by the Seller’s Board. After commencement of mining operations, Seller anticipates establishing new performance metrics under the annual cash incentive bonus plan, including: (i) gold and gold equivalent production/sales, (ii) total cash costs of production per gold or gold equivalent ounce, (iii)

health and safety, and/or (iv) such other metrics as are determined from time to time by the Seller’s Board or compensation committee thereof.
The long-term equity incentive awards will initially be in the form of restricted stock units, subject to the terms and conditions set forth in written award agreements. 50% of such awards will initially be in the form of performance-based equity awards with vesting tied to satisfaction of performance-based metrics to be determined by Seller’s Board or compensation committee thereof at the end of the performance period. The remaining 50% of such awards will initially be in the form of time-based equity awards with vesting based upon continued employment by Seller. 50% of such time-based equity awards will vest after one year of continued employment and the remaining 50% of such time-based equity awards will vest after two years of continued employment. The number of units awarded were determined by an enterprise value of $350 million, reflecting the anticipated value of the business combination. Under the terms of those equity award agreements and as provided in the Purchase Agreement, the obligations under such equity awards will be assumed by MUDS in connection with the business combination and mirror replacement equity awards in the form of substantially similar restricted stock units convertible into shares of HYMC Class A common stock will be issued in connection with the consummation of the business combination.
The initial long-term equity incentive award agreements will also include “double trigger” accelerated vesting in the event of a Change in Control (which does not include the business combination), in addition to two accelerated vesting events involving liquidity transactions that would be mutually exclusive with the consummation of the business combination.
Mr. Buffington will be subject to ongoing restrictive covenants of non-disclosure of confidential information, and non-competition and non-solicitation for a period of 18 months following the termination of his employment by Seller without Cause, by him for Good Reason or due to his Disability, or in the event that he voluntarily terminates his employment without Good Reason prior to the expiration of the initial term of his employment agreement.
Employment Agreement with Stephen M. Jones
Seller has entered into an amended and restated employment agreement dated as of March 15, 2019 with Mr. Jones providing for a three-year term as Executive Vice President and Chief Financial Officer, following which he shall be deemed to be an at-will employee during the continuation of his employment by Seller. Under the terms of his employment agreement, Mr. Jones is entitled to an annual base salary of $425,000, an annual cash incentive bonus initially set at 50% of his annual base salary at target, and long-term equity incentive awards initially awarded at 250% of his annual base salary at target. On February 20, 2019, the Seller Board authorized and approved the issuance of equity awards in the form of restricted stock units with a value of $1,062,500.
The initial performance metrics for the annual cash incentive bonus plan will be based upon successful financing of the Hycroft Mine development costs, Hycroft Mine operational start up, and other metrics to be determined by the Board. After commencement of mining operations, Seller anticipates establishing new performance metrics under the annual cash incentive bonus plan, including: (i) gold and gold equivalent production/sales, (ii) total cash costs of production per gold or gold equivalent ounce, (iii) health and safety, and/or (iv) such other metrics as are determined from time to time by the Seller’s Board or compensation committee thereof.
The long-term equity incentive awards will initially be in the form of restricted stock units, subject to the terms and conditions set forth in written award agreements. 50% of such awards will initially be in the form of performance-based equity awards with vesting tied to satisfaction of performance-based metrics to be determined by Seller’s Board or compensation committee thereof at the end of the performance period. The remaining 50% of such awards will initially be in the form of time-based equity awards with vesting based upon continued employment by Seller. 50% of such time-based equity awards will vest after one year of continued employment and the remaining 50% of such time-based equity awards vesting after two years of continued employment. The number of units awarded were determined by an enterprise value of $350 million, reflecting the anticipated value of the business combination. Under the terms of those equity award agreements and as provided in the Purchase Agreement, the obligations under such equity awards will be assumed by MUDS in connection with the business combination and mirror replacement equity awards in the form of substantially similar restricted stock units convertible into shares of HYMC Class A common stock will be issued in connection with the consummation of the business combination.
The initial long-term equity incentive award agreements will also include “double trigger” accelerated vesting in the event of a Change in Control (which does not include the business combination), in addition to two accelerated vesting events involving liquidity transactions that would be mutually exclusive with the consummation of this offering.
Mr. Jones will be subject to ongoing restrictive covenants of non-disclosure of confidential information, and non-competition and non-solicitation for a period of 18 months following the termination of his employment by Seller without Cause, by him for Good Reason or due to his Disability, or in the event that he voluntarily terminates his employment without Good Reason prior to the expiration of the initial term of his employment agreement.
Payments Upon Termination
Each of the employment agreements that we entered into with Messrs. Buffington and Jones contain provisions which entitle them to payments following termination of their employment in certain circumstances, as described below.
Termination of Employment for any Reason
Pursuant to the employment agreements that we entered into with each of Messrs. Buffington and Jones, in the event their employment with Seller is terminated for any lawful reason or no reason, they (or their estate, as applicable) will be entitled to receive any earned but unpaid base salary, any earned but unpaid annual cash incentive bonus, any amounts that may be payable under any applicable executive benefit plan, expense reimbursements and COBRA benefits provided that a timely election for COBRA continuation coverage is made and the applicable amounts are paid.
Termination of Employment by Seller other than for Cause or Voluntary Termination by Executive for Good Reason
In the event that Seller terminates either of Messrs. Buffington and Jones without Cause or either of them terminates their employment for Good Reason, they would be entitled to (i) a cash amount equal to 1.5 multiplied by their annual base salary, payable in equal installments over the 18 month period following the date of termination, (ii) 18 months of continued coverage under the Seller’s medical, dental, life and disability plans, at the same cost to the individual as in effect on the date of termination, and (iii) outplacement services until the earlier of (A) $15,000 in the aggregate having been paid by Seller to the outplacement firm or (B) 12 months following the date of termination.
Termination of Employment in the Event of Death or Disability
In the event that the employment of either of Messrs. Buffington and Jones with Seller is terminated due to their death or Disability, they (or their estate, as applicable) will be entitled to receive, the pro rata portion of any bonus payable to them under Seller’s annual cash incentive plan and/or Retention Bonus Plan for the year in which such termination for death or Disability occurs determined based on the actual bonus attained for the fiscal year in which such termination occurs.
Termination of Employment after a Change in Control
If within 90 days prior to, or one year after, a Change in Control (which does not include the business combination), Seller (or its successor) terminates the employment of either of Messrs. Buffington or Jones for reasons other than for Cause, either of them incurs a Disability or either of them voluntarily terminates his employment for Good Reason, they will be entitled to (i) a cash amount equal to 2.0 multiplied by their annual base salary, payable in a lump sum on the 60th day following the date of termination, (ii) a cash amount equal to 2.0 multiplied by the greater of (A) the actual bonus paid for the fiscal year immediately preceding the date of termination, (B) the actual bonus attained for the fiscal year in which the date of termination occurs prior to the first anniversary of the employment agreement, or (C) the target bonus for the fiscal year in which the date of termination occurs, payable in a lump sum on the 60th day following the date of termination, (iii) 24 months of continued coverage under Seller’s medical, dental, life and disability plans, at the same cost to the individual as in effect on the date of the Change in Control (or, if lower, as in effect at any time thereafter) and (iv) outplacement services until the earlier of (A) $15,000 in the aggregate having been paid by Seller to the outplacement firm or (B) 12 months following the date of termination.
Director Compensation
Phantom Stock Award Agreements
Non-executive members of the Seller Board currently receive phantom shares pursuant to the Hycroft Mining Corporation Non-Employee Director Phantom Stock Plan (the “Phantom Plan”). Non-employee members of the Seller Board receive such phantom shares as part of their annual compensation pursuant to phantom stock award agreements. Under the Phantom Plan, a phantom share is an unfunded bookkeeping unit, entitling a participant to a cash payment equal to the fair market value of a share of Seller Common Stock determined upon the date of the applicable “Payment Event” (as set forth below). Under the award agreements, each phantom share is vested upon the date of grant and is subject to forfeiture if the participant is removed from the Seller Board for reasons constituting “Cause” (as defined below). Directors who are affiliated with our significant stockholders, consisting of Messrs. Kirsch, Mercer and Segal, are entitled to be awarded a number of phantom shares equal to the greater of (i) $125,000 or (ii) the value of 75,000 phantom shares (subject to equitable adjustment for changes in capital or corporate structure). Directors who were not affiliated with our significant stockholders are entitled to be awarded $50,000 in cash payable quarterly and a number of phantom shares equal to the greater of (i) $75,000 or (ii) the value of 45,000 phantom shares (subject to equitable adjustment for changes in capital or corporate structure).
For purposes of the Phantom Plan, “Payment Event” means the first to occur of the following:
1)
the participant’s retirement from the Seller Board;

2)
the participant’s resignation from the Seller Board;

3)
the participant’s failure to stand for re-election as a non-employee director of the Seller Board;

4)
the participant’s removal from the Seller Board for reasons other than “Cause” (as defined below);

5)
the participant’s death; or

6)
a Change of Control (as defined in the Phantom Plan).

The cash payment described above to the participant in respect of his or her phantom shares shall be made within 30 days of the applicable Payment Event.
“Cause” is defined in each phantom stock award agreement as follows:
1)   the conviction of the participant for committing, or entering into a plea of nolo contendere by the participant with respect to, a felony under federal or state law or a crime involving moral turpitude;
2)   the commission of an act of personal dishonesty or fraud involving personal profit in connection with the participant’s service on the Seller Board; or
3)   the willful misconduct, gross negligence or deliberate failure on the part of the participant to perform his or her duties with us in any material respect.

Director Compensation Table
The table below sets forth information regarding compensation earned by non-employee directors as compensation for their service to us during the year ended December 31, 2019.
Name	Fees Earned or Paid in Cash ($)	Phantom Stock Awards ($)	Total ($)
John Ellis	$50,000	$75,000	$125,000
Michael Harrison	$50,000	$75,000	$125,000
David Kirsch	$—	$125,000	$125,000
Jacob Mercer	$—	$125,000	$125,000
Jonathan Segal	$—	$125,000	$125,000

MANAGEMENT AFTER THE BUSINESS COMBINATION
Management of HYMC
The current executive officers of Seller are expected to become executive officers of HYMC following the business combination. For biographical information concerning the current executive officers of Seller, who are anticipated to become the executive officers of HYMC, please see the section entitled “Seller Management — Directors and Executive Officers.” The following persons (with ages as of April 24, 2020) are anticipated to be the directors and executive officers of HYMC upon the consummation of the business combination:
Name	Age	Position(s)
Randy Buffington	60	Chairman of the Board of Directors, President and Chief Executive Officer
John Ellis	84	Director
Michael Harrison	48	Director
David Kirsch	40	Director
Eugene Davis	65	Director
Marni Wieshofer	57	Director
Thomas Weng	51	Director
Stephen M. Jones	61	Executive Vice President, Chief Financial Officer and Secretary
Information about Anticipated Executive Officers and Directors upon the Consummation of the Business Combination
Upon the consummation of the business combination, we anticipate increasing the size of the HYMC Board from five directors to seven directors, each of whom will be voted upon by MUDS’ stockholders at the MUDS special meeting. If all director nominees are elected and the business combination is consummated, the HYMC Board will initially consist of seven directors. The MUDS Board has determined that each of Messrs. Ellis, Harrison, Kirsch, Davis and Weng and Ms. Wieshofer will be “independent directors” under NASDAQ listing standards. See the biography relating to each of Messrs. Buffington, Ellis, Harrison, Kirsch and Jones set forth under the section entitled “Seller Management — Directors and Executive Officers.”
Eugene Davis currently serves as the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC (“PIRINATE”), a privately held consulting firm specializing in turnaround management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a chief executive officer, chief restructuring officer, director, chairman or committee chairman of a number of businesses operating in diverse sectors. He was the President, Vice Chairman and a director of Emerson Radio Corporation, a consumer electronics company, from 1990 to 1997 and was the Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc., a direct-mail marketer of sports equipment, from 1996 to 1997. Mr. Davis began his career in 1980 as an attorney and international negotiator with Exxon Corporation and Standard Oil Company (Indiana) and was in private practice from 1984 to 1998. Mr. Davis currently is a director of Montage Resources Corp. During the past five years, Mr. Davis has been a director of the following public or formerly public companies: Seadrill Limited, VICI Properties Inc., Verso Corporation, ALST Casino Holdco, LLC, Atlas Air Worldwide Holdings, Inc., Atlas Iron Limited, The Cash Store Financial Services, Inc., Dex One Corp., Genco Shipping & Trading Limited, Global Power Equipment Group, Inc., Goodrich Petroleum Corp., Great Elm Capital Corp., GSI Group, Inc., Hercules Offshore, Inc., HRG Group, Inc., Knology, Inc., SeraCare Life Sciences, Inc., Spansion, Inc., Spectrum Brands Holdings, Inc., Titan Energy LLC, Trump Entertainment Resorts, Inc., U.S. Concrete, Inc. and WMIH Corp. In addition, Mr. Davis is and has been a director of several private companies in various industries.Mr. Davis is well-qualified to serve as a member of the HYMC Board because of his substantial knowledge about strategic planning, mergers and acquisitions, finance, accounting, capital structure and board practices and his extensive experience serving as a director of public and private companies in various industries.
Marni Wieshofer’s professional background includes Head of Media and Managing Director in Houlihan Lokey’s TMT Corporate Finance Group, based out of Los Angeles, providing mergers and acquisitions, capital markets, financial advisory and financial restructuring services including the Weinstein Company and Relativity Media bankruptcies and subsequent sales. Before joining Houlihan Lokey, Ms. Wieshofer was Partner and Managing Director at MESA, a boutique advisory investment bank, where she spearheaded investment banking, strategy, and valuation engagements for companies throughout the media space. Her background also includes Chief Financial Officer and EVP of Corporate Development at Lionsgate Entertainment where she oversaw the company’s mergers, acquisitions, and other strategic financial initiatives including the acquisitions and integration of Trimark Pictures, Artisan Entertainment and Redbus Films Distribution U.K. to name a few, as well as the sale of Lionsgate Studios and the Canadian distribution business. Ms. Wieshofer’s experience also includes prominent roles at Media Rights Capital, Alliance Atlantis Communications and Coopers & Lybrand Chartered Accountants. Ms. Wieshofer is currently Lead Director at Thunderbird Entertainment Group Inc. (TSXV: TBRD, OTC: THBRF), a member of the Board of Directors of Film2Future, a member of the Dean’s Advisory Committee at the Rotman School of Management, Chair of the Women’s Volleyball Be Extraordinary Campaign at Western University (University of Toronto); and is a former Director and Chair of the Audit Committee of Takara Resources Inc. Ms. Wieshofer holds a BA from Western University, an MBA from the Rotman School of Management, is a Canadian Chartered Accountant and obtained the ICD.D designation in 2018. Ms. Wieshofer is well-qualified to serve as a member of the HYMC Board due to her expertise in mergers and acquisitions, capital markets, financial advisory and financial restructuring services across a range of industries.
Thomas Weng has more than 25 years of experience in the financial services sector and is a Co-Founding Partner with Alta Capital Partners, a provider of financial advisory services (since February 2011). From February 2007 to January 2011, Mr. Weng was a Managing Director at Deutsche Bank and Head of Equity Capital Markets for Metals and Mining throughout the Americas and across all industry segments for Latin America. Prior to 2007, he held various senior positions at Pacific Partners, an alternative investment firm, and Morgan Stanley and Bear Stearns. Mr. Weng currently sits on the board of International Tower Hill Mines and Jaguar Mining Inc. Mr. Weng graduated from Boston University with a Bachelor of Arts in Economics. Mr. Weng is well-qualified to serve as a member of the HYMC Board because of his extensive knowledge of strategic planning, mergers and acquisitions, finance, and mining.
HYMC Board of Directors
In accordance with the existing charter, the MUDS Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to MUDS’ first annual meeting of stockholders) serving a three-year term, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.
As part of the Charter Proposals and the Director Election Proposal, following the business combination, members of the HYMC Board will serve one-year terms, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.
Committees of the Board of Directors
Upon consummation of the business combination, HYMC will have three standing committees — an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee, composed solely of independent directors. In addition, HYMC will establish a Safety, Sustainability and Technical Committee. Each of the committees will report to the HYMC Board as it deems appropriate and as the HYMC Board may request. The composition, duties and responsibilities of these committees are set forth below.
Audit Committee
Eugene Davis, Thomas Weng, and Marni Wieshofer will be members of the Audit Committee after the business combination. Ms. Wieshofer will be chair of the Audit Committee. Under the NASDAQ listing standards and applicable SEC rules, the Audit Committee is required to have at least three members. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Mr. Davis, Mr. Weng and Ms. Wieshofer qualify as independent directors under applicable rules. Each member of the Audit Committee is financially literate and Ms. Wieshofer qualifies as an “audit committee financial expert” as defined under applicable SEC rules.
Under its charter, the functions of the Audit Committee will include:
•
the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by HYMC;

•
the pre-approval of all non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by HYMC;

•
setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•
obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•
discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response, and HYMC’s risk assessment and risk management policies, including HYMC’s major financial risk exposure and steps taken by management to monitor and mitigate such exposure; and

•
reviewing HYMC’s financial reporting and accounting standards and principles, significant changes in such standards or principles or in their application and the key accounting decisions affecting HYMC’s financial statements, including alternatives to, and the rationale for, the decisions made.

Compensation Committee
John Ellis, David Kirsch, and Marni Wieshofer will be members of the Compensation Committee after the business combination. Mr. Kirsch will be chairman of the Compensation Committee. All of the members of the Compensation Committee will be independent directors and will be considered to be a “non-employee director” under Rule 16b-3 of the Exchange Act. Under its charter, the functions of the Compensation Committee will include:
•
reviewing and approving annually corporate goals and objectives relating to the compensation of the Chief Executive Officer (“CEO”), evaluating the performance of the CEO in light of those goals and reviewing and establishing the CEO’s annual compensation and incentive plan participation levels and bases of participation;

•
reviewing and approving annually the evaluation process and compensation structure for HYMC’s or its subsidiaries’ other officers; to evaluate, review and recommend to the HYMC Board any changes to, or additional, stock-based and other incentive compensation plans; and to recommend inclusion of the Compensation Discussion and Analysis in the annual proxy statement and annual report on Form 10-K to be filed with the SEC.

In addition, on an annual basis, the Compensation Committee will conduct an in-depth, broad scope and detailed review of succession planning efforts at multiple levels of the HYMC management team.
The Compensation Committee charter also provides that the Compensation Committee shall have the sole authority to retain or obtain the advice of a compensation consultant, legal counsel or other adviser However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.
Nominating and Governance Committee
Eugene Davis, David Kirsch and Thomas Weng will be members of the Nominating and Governance Committee after the business combination. Mr. Davis will be chairman of the Nominating and Governance Committee. All of the members of the Nominating and Governance Committee will be independent directors.
Under its charter, the functions of the Compensation Committee will include:
•
identifying individuals qualified to become HYMC Board member and recommending to the HYMC Board the director nominees for the next annual meeting of stockholders;

•
recommending to the Board the corporate governance guidelines applicable to HYMC;

•
leading the HYMC Board in its annual review of the performance of (a) the HYMC Board; (b) the HYMC Board committees; and (c) management;

•
recommending to the HYMC Board nominees for each HYMC Board committee; and

•
reviewing and recommending annually for approval by the Board, the form and amount of non-management director compensation and benefits.

The Nominating and Governance Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms.
The Nominating and Governance Committee has not set specific minimum qualifications for director positions. Instead, the Nominating and Governance Committee will review nominations for election or re-election to the Board on the basis of on a particular candidate’s merits and HYMC’s needs after taking into account the current composition of the HYMC Board. When evaluating candidates annually for nomination for election, the Nominating and Governance Committee will consider an individual’s skills, diversity, independence, experience in areas that address the needs of the HYMC Board and ability to devote adequate time to HYMC Board duties. The Nominating and Governance Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election. Whenever a new seat or a vacated seat on the HYMC Board is being filled, candidates that appear to best fit the needs of the HYMC Board and HYMC will be identified, interviewed and evaluated by the Nominating and Governance Committee. Candidates selected by the Nominating and Governance Committee will then be recommended to the full HYMC Board.
Safety, Sustainability and Technical Committee
John Ellis, Michael Harrison and Randy Buffington will be members of the Safety, Sustainability and Technical Committee after the business combination. Mr. Ellis will be chairman of the Safety, Sustainability and Technical Committee.
Under its charter, the functions of the Safety, Sustainability and Technical Committee will include the authority to:
•
investigate any activity of HYMC relating to health, safety, loss prevention and operational security, sustainable development, environmental affairs, public policy and relations with communities and civil society, government relations, human rights and communication matters;

•
review HYMC’s developmental, construction and operational activities;

•
retain, at HYMC’s expense, outside counsel, experts and other advisors as the Safety, Sustainability and Technical Committee may deem appropriate in its sole discretion to assist HYMC in fulfilling its responsibilities.

Code of Ethics
HYMC is expected to adopt a Code of Ethics applicable to its directors, executive officers and employees that complies with the rules and regulations of the NASDAQ. The Code of Ethics will codify the business and ethical principles that govern all aspects of HYMC’s business. A copy of the Code of Ethics that will be in effect after the business combination will be filed with the SEC and will be provided without charge upon written request after the business combination to Tracey Thom, Vice President Investor Relations and Corporate Communications in writing at 8181 E.Tufts Ave., Suite 510, Denver, CO 80237 c/o Hycroft Mining Corporation. Following the business combination, HYMC intends to disclose any amendments to or waivers of certain provisions of its Code of Ethics on HYMC’s website.
HYMC Executive Officer and Director Compensation
The following disclosure concerns the compensation of individuals who will serve as HYMC’s named executive officers (“NEOs”) and directors following the completion of the business combination. As an emerging growth company, MUDS provides the disclosures required for “smaller reporting companies,” as such term is defined under the Securities Exchange Act.
Summary Compensation Table
MUDS did not pay any compensation to its NEOs in 2017, 2018 or 2019. Following the business combination, the NEOs of Seller will become the NEOs of HYMC. Please see “Executive Compensation — Seller” at page 260 of this joint proxy statement/prospectus, for a presentation of information regarding the compensation of HYMC’s prospective NEOs for services rendered to Seller for operation of the Hycroft business during the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019.
Messrs. Buffington and Jones each are party to an amended and restated employment agreement with Seller described above in the section entitled “Executive Compensation — Seller” at page 263 of this joint proxy statement/prospectus, which provides, among other things, for payments and benefits to the NEO of cash and equity compensation as well as in connection with a termination of employment and/or change in control. These employment agreements expressly provide for their assignment to and the assumption of obligations by MUDS in connection with the business combination.
Outstanding Equity Awards at Fiscal Year End
MUDS did not issue any equity awards to its NEOs in 2017, 2018 or 2019. Following the business combination, the NEOs of Seller will become the NEOs of HYMC. Please see “Executive Compensation — Seller” at page 260 of this joint proxy statement/prospectus, for a presentation of information regarding the equity awards to be issued upon consummation of the business combination to HYMC’s prospective NEOs under the terms of their agreements with Seller and the Purchase Agreement.
Under the terms of employment agreements entered into with Messrs. Buffington and Jones, they were each entitled to an equity incentive award. In February, 2019, the Company authorized time-based and performance-based equity incentive awards in the aggregate amount of $1,575,000 and $1,062,500 to Messrs. Buffington and Jones, respectively, in the form of restricted stock units convertible following vesting into shares of Seller common stock. Under the terms of those agreements and as provided in the Purchase Agreement, the obligations under such equity awards will be assumed by MUDS in connection with the business combination and mirror replacement equity awards in the form of substantially similar restricted stock units convertible into shares of HYMC Class A common stock will be issued in connection with the consummation of the business combination.
Director Compensation
MUDS
During the year ended December 31, 2019, MUDS did not pay its directors for their service on the board of directors and as of December 31, 2019, none of the directors held any options.

We intend to reconsider the amount and form of director compensation to be paid following the consummation of the business combination.
Seller
For a discussion of the compensation paid by Seller to its directors for their service on the board of directors during the years ended December 31, 2018 and December 31, 2019, please see the section entitled “Executive Compensation — Seller” beginning on page 260 of this joint proxy statement/prospectus.
Compensation Philosophy and Objectives Following the Business Combination
Following the consummation of the business combination, HYMC intends to develop an executive compensation program that is consistent with Seller’s existing compensation policies and philosophies, which are designed to align compensation with HYMC’s business objectives and the creation of stockholder value, while enabling HYMC to attract, motivate and retain individuals who contribute to the long-term success of HYMC.
Decisions on the executive compensation program will be made by the Compensation Committee of the HYMC Board, which will be established at the consummation of the business combination. The following discussion is based on the present expectations as to the executive compensation program to be adopted by the Compensation Committee of the HYMC Board. The executive compensation program actually adopted will depend on the judgment of the members of the Compensation Committee of the HYMC Board and may differ from that set forth in the following discussion.
HYMC anticipates that decisions regarding executive compensation will reflect HYMC’s belief that the executive compensation program must be competitive in order to attract and retain HYMC’s executive officers. HYMC anticipates that the Compensation Committee of the HYMC Board will seek to implement HYMC’s compensation policies and philosophies by linking a significant portion of HYMC’s executive officers’ cash compensation to performance objectives and by providing a portion of their compensation as long-term incentive compensation in the form of equity awards. This was the approach taken by the Compensation Committee of Seller Board and reflected in the compensation arrangements entered into with Messrs. Buffington and Jones, the NEOs of Seller and the expected NEOs of HYMC following the business combination, as well as other officers of Seller who are expected to continue in their current roles following the business combination.
HYMC anticipates that compensation for its executive officers will have three primary components: base salary, an annual cash incentive bonus and long-term equity-based incentive compensation.
Base Salary
It has been Seller’s historical practice to assure that base salary is fair to the executive officers, competitive within the industry and reasonable in light of Seller’s cost structure. Upon completion of the business combination, the Compensation Committee of the HYMC Board will determine base salaries, subject to the terms of any employment agreements, and will review base salaries annually based upon advice and counsel of its advisors.
Annual Bonuses
The Compensation Committee of the HYMC Board intends to use annual cash incentive bonuses for the NEOs to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year. HYMC expects that, near the beginning of each year, the Compensation Committee of the HYMC Board will select the performance targets, target amounts, target award opportunities and other term and conditions of annual cash bonuses for the named executive officers. Following the end of each year, the Compensation Committee of the HYMC Board will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.
Equity-Based Awards
The Compensation Committee of the HYMC intends to use equity-based awards to reward long-term performance of the NEOs under the Incentive Plan. HYMC believes that providing a meaningful portion of the total compensation package in the form of equity-based awards is an essential element to compensation arrangements to align the incentives of its officers, including its NEOs, with the interests of its stockholders and serve to motivate and retain the individual NEOs. See the section entitled “Proposal No. 10 — The Incentive Plan Proposal” for further information.
Executive Agreements
Seller has entered into compensation arrangements with its officers, including employment agreements and time-based and performance-based equity award agreements as part of its policy to pay and compensate key executives as appropriate to attract, retain and compensate executive talent following the business combination. Those the obligations under those agreements will be assigned and assumed by HYMC in connection with the business combination as expressly provided in such agreements and the Purchase Agreement. The Compensation Committee of the HYMC Board expects to continue such approach following the business combination.
Other Compensation
HYMC expects to continue to maintain the various employee benefit plans, including medical, dental, life insurance and 401(k) plans, offered by Seller in which the NEOs will participate.
Deductibility of Executive Compensation
Section 162(m) of the Code denies a federal income tax deduction for certain compensation in excess of $1.0 million per year paid to certain current and former executive officers of a publicly-traded corporation.
Director Compensation Following the Business Combination
Following the completion of the business combination, the Nominating and Governance Committee of the HYMC Board will determine the annual compensation to be paid to the members of the HYMC Board.

DESCRIPTION OF SECURITIES
The following summary of the material terms of HYMC’s securities following the business combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of HYMC’s proposed charter is attached as Annex F to this joint proxy statement/prospectus. We urge you to read the proposed charter in its entirety for a complete description of the rights and preferences of HYMC’s securities following the business combination.
Authorized and Outstanding Stock
The proposed charter authorizes the issuance of HYMC shares of capital stock, each with a par value of $0.0001, consisting of (a) 400,000,000 shares of Class A common stock and (b) 10,000,000 shares of preferred stock. The outstanding shares of MUDS common stock are, and the shares of common stock issuable in connection with the business combination, the private investment, an incremental equity investment, the forward purchase, the underwriting commission issuance and the lender issuance will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the MUDS special meeting, there were (i) 6,909,287 shares of MUDS Class A common stock outstanding, held of record by one holder (which amount is inclusive of the number of shares of MUDS Class A common stock underlying the public units set forth in clause (vi) below), (ii) 5,200,000 shares of MUDS Class B common stock outstanding, held of record by 1 holder, (iii) no shares of preferred stock outstanding, (iv) 7,740,000 private placement warrants outstanding, held of record by two holders, (v) 20,800,000 public warrants outstanding, held of record by one holder (which amount is inclusive of the number of public warrants underlying the public units set forth in clause (vi) below) and (vi) 70,823 public units outstanding, held of record by one holder. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.
Pursuant to the terms of MUDS’ existing charter, issued and outstanding shares of MUDS Class B common stock will automatically convert into an equal number of shares of HYMC Class A common stock upon the consummation of the business combination. The initial stockholders have waived any adjustment to the exchange ratio upon conversion of the MUDS Class B common stock into HYMC Class A common stock.
HYMC Class A common stock
The proposed charter provides that the HYMC Class A common stock will have identical rights, powers, preferences and privileges to current MUDS Class A common stock.
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the existing charter and the proposed charter, the holders of common stock possess or will possess, as applicable, all voting power for the election of directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. The holders of HYMC Class A common stock will at all times vote together as one class on all matters submitted to a vote of the common stock under both the existing charter and the proposed charter.
Dividends
Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, under both the current charter and the proposed charter, holders of common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the HYMC Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.
Liquidation, Dissolution and Winding Up
In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of HYMC, the holders of HYMC Class A common stock will be entitled to receive all the remaining assets of HYMC available for distribution to stockholders, ratably in proportion to the number of shares of common stock held by them, after the rights of creditors of HYMC and the holders of the preferred stock have been satisfied.
Preemptive or Other Rights
The holders of HYMC Class A common stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to HYMC Class A common stock.
Election of Directors
The MUDS Board is currently divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to MUDS’ first annual meeting of stockholders) serving a three-year term. The term of office of the Class I director, whose initial term expired at MUDS’ first annual meeting of stockholders held on December 19, 2019 and was re-elected at such meeting, will expire at the fourth annual meeting of stockholders. The term of office of the Class II directors will expire at the second annual meeting of stockholders. The term of office of the Class III directors will expire at the third annual meeting of stockholders. However, if the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are approved at the MUDS special meeting, this structure will change.
Following the completion of the business combination, the structure of the HYMC Board will change, as discussed in greater detail in “Charter Proposals — Proposal No. 3” and “Proposal No. 9 — The Director Election Proposal.” Under the terms of the proposed charter, upon the effectiveness thereof, the term of all directors shall be for one year and will expire at the next annual meeting of HYMC stockholders or until their respective successors are duly elected and qualified.
Under both the current charter and the proposed charter, there is no cumulative voting with respect to the election of directors, with the result that directions will be elected by a plurality of the votes cast at a meeting of stockholders by holders of common stock.
Capital Stock Prior to the Business Combination
Pursuant to the existing charter, a holder of MUDS’ public shares may request that MUDS redeem all or a portion of such stockholder’s public shares for cash upon the completion of the business combination.
If the business combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercise its rights to redeem its public shares and timely delivers its shares to the transfer agent, MUDS will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the business combination, including interest not previously released to MUDS to pay its franchise and income taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of April 17, 2020, this would have amounted to approximately $10.40 per MUDS public share.
The initial stockholders have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the consummation of the business combination. The outstanding founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.
MUDS will consummate the business combination only if a majority of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon are voted in favor of the Business Combination Proposal at the MUDS special meeting, and additionally the Charter Proposals and the NASDAQ Proposal are approved. The participation of sponsor and MUDS’ officers and directors, or their affiliates, in privately negotiated transactions, if any, could result in the approval of the business combination even if a majority of the stockholders vote, or indicate their intention to vote, against the business combination.

The initial stockholders have agreed to vote their founder shares and any public shares they may hold in favor of the business combination. As of the date of filing this joint proxy statement/prospectus, the initial stockholders and MUDS’ directors and officers do not currently hold any public shares.
Pursuant to the existing charter, if MUDS is unable to consummate a business combination by August 12, 2020, MUDS will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the MUDS public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to MUDS to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish MUDS’ public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MUDS’ remaining stockholders and the MUDS Board, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The initial stockholders have agreed (A) to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the consummation of the business combination, (B) to waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the existing charter (x) to modify the substance or timing of MUDS’ obligation to redeem 100% of its public shares if MUDS does not complete its initial business combination by August 12, 2020, or (y) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (C) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if MUDS fails to complete its business combination by August 12, 2020, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if MUDS fails to complete its business combination within such time period.
In the event of a liquidation, dissolution or winding up of MUDS after the initial business combination, holders of Class A common stock are entitled to share ratably in proportion to the number of shares of Class A common stock (on an as converted basis with respect to the Class B common stock) in all assets remaining available for distribution to them after payment of the debts and other liabilities and after provision is made for each class of stock, if any, having preference over the common stock.
MUDS’ stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to MUDS’ common stock, except that upon the consummation of the business combination, subject to the limitations described herein, MUDS will provide its public stockholders will the opportunity to redeem their shares of MUDS Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account as of two business days prior to the closing of the business combination, including interest not previously released to MUDS to pay its franchise and income taxes.
MUDS Units
Each unit consists of one share of Class A common stock and one warrant. Each warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share. The Class A common stock and warrants comprising the units began separate trading on March 12, 2018, whereby holders were given the option to continue to hold units or separate their units into the component securities. Holders who wish to separate their units into Class A common stock and warrants in connection with the redemption of shares of Class A common stock need to have their brokers contact MUDS’ transfer agent and request such separation.
Upon the consummation of the business combination, MUDS intends to apply to continue the listing of its publicly traded HYMC Class A common stock and warrants on NASDAQ under the symbols “HYMC” and “HYMCW,” respectively, upon the closing of the business combination. As a result, MUDS’ publicly traded units will separate into the component securities upon consummation of the business combination and, as a result, will no longer trade as a separate entity.

MUDS Founder Shares
The founder shares are identical to shares of MUDS Class A common stock and holders of founder shares have the same stockholders rights as MUDS public stockholders, except that (i) the outstanding founder shares are subject to certain transfer restrictions, as described in more detail below, (ii) sponsor, officers and directors have entered into agreements with MUDS, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the consummation of the business combination, (B) to waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the existing charter (x) to modify the substance or timing of MUDS’ obligation to redeem 100% of its public shares if MUDS does not complete its initial business combination by August 12, 2020 or (y) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (C) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if MUDS fails to complete its business combination by August 12, 2020, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if MUDS fails to complete its business combination within such time period, (iii) the founder shares of MUDS Class B common stock that will automatically convert into shares of MUDS Class A common stock on a one-for-one basis, subject to adjustment pursuant to applicable anti-dilution provisions and (iv) are entitled to registration rights.
The outstanding founder shares may not be transferred, assigned or sold until the earlier of (A) one year after the completion of the business combination or (B) subsequent to the business combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the business combination, or (y) the date on which MUDS completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of MUDS’ stockholders having the right to exchange their shares of common stock for cash, securities or other property.
The initial stockholders have agreed to vote their founder shares and any public shares they may hold in favor of the business combination and have waived any adjustment to the exchange ratio upon conversion into HYMC Class A common stock.
Preferred Shares
The proposed charter provides that shares of preferred stock may be issued from time to time in one or more series. The HYMC Board will be authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The HYMC Board will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the HYMC Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. MUDS has no preferred stock outstanding at the date hereof. Although MUDS does not currently intend to issue any shares of preferred stock, it cannot assure you that it (or after consummation of the business combination, HYMC) will not do so in the future.
Seller Assumed Equity Awards
As a condition to the business combination and as provided in MUDS’ Incentive Plan Proposal, HYMC will adopt and approve the Incentive Plan and will issue to each holder of Seller equity awards in connection with the consummation of the business combination mirror replacement equity incentive awards in the form of an equivalent value of restricted stock units convertible into shares of HYMC Class A common stock and upon substantially identical terms and vesting conditions.
Warrants
MUDS Public Warrants
Each MUDS public warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of the business combination. Pursuant to the MUDS warrant agreement, a public warrant holder may exercise its public warrants only for a whole number of shares of Class A common stock. The warrants will expire five years after the completion of the business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
HYMC is not obligated to deliver any shares of HYMC Class A common stock pursuant to the exercise of a MUDS public warrant and will have no obligation to settle such MUDS warrant exercise unless a registration statement under the Securities Act with respect to the shares of HYMC Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to HYMC satisfying its obligations described below with respect to registration. No MUDS public warrant will be exercisable, and HYMC will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the shares of HYMC Class A common stock issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a MUDS public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such MUDS public warrant may have no value and expire worthless. In no event will HYMC be required to net cash settle any MUDS warrant.
MUDS has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the consummation of the business combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of HYMC Class A common stock issuable upon exercise of the MUDS public warrants. HYMC will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of HYMC Class A common stock issuable upon exercise of the MUDS warrants is not effective by the sixtieth (60th) day after the closing of the business combination, MUDS public warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
Once the MUDS warrants become exercisable, HYMC may call the MUDS warrants for redemption:
•
in whole and not in part;

•
at a price of $0.01 per public warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30 day redemption period”) to each MUDS public warrant holder; and

•
if, and only if, the last reported sale price of the HYMC Class A common stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending three business days prior to the date HYMC sends the notice of redemption to the MUDS warrant holders.

If and when the MUDS public warrants become redeemable, HYMC may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the foregoing conditions are satisfied and HYMC issues a notice of redemption of the MUDS public warrants, each public warrant holder will be entitled to exercise his, her or its MUDS public warrant prior to the scheduled redemption date. However, the price of the HYMC Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 per share warrant exercise price after the redemption notice is issued.
If HYMC calls the MUDS public warrants for redemption as described above, HYMC’s management will have the option to require any holder that wishes to exercise his, her or its MUDS public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” HYMC’s management will consider, among other factors, HYMC’s cash position, the number of MUDS warrants that are outstanding and the dilutive effect on stockholders of issuing the maximum number of shares of HYMC Class A common stock issuable upon the exercise of its MUDS warrants. If the HYMC Board takes advantage of this option, all holders of MUDS warrants would pay the exercise price by surrendering their MUDS warrants for that number of shares of HYMC Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of HYMC Class A common stock underlying the MUDS warrants, multiplied by the difference between the exercise price of the MUDS warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the HYMC Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If HYMC’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of HYMC Class A common stock to be received upon exercise of the MUDS public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a MUDS warrant redemption. If HYMC’s management does not take advantage of this option, sponsor and its permitted transferees would still be entitled to exercise their MUDS private placement warrants for cash or on a cashless basis using the same formula described above that other MUDS warrant holders would have been required to use had all MUDS warrant holders been required to exercise their MUDS warrants on a cashless basis, as described in more detail below.
A holder of a MUDS public warrant may notify HYMC in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the MUDS warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as specified by the holder) of the shares of HYMC Class A common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of HYMC Class A common stock is increased by a stock dividend payable in shares of HYMC Class A common stock, or by a split-up of HYMC Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of HYMC Class A common stock issuable on exercise of each MUDS public warrant will be increased in proportion to such increase in outstanding HYMC Class A common stock. A rights offering to holders of shares of HYMC Class A common stock entitling holders to purchase shares of HYMC Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of HYMC Class A common stock equal to the product of (i) the number of shares of HYMC Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for HYMC Class A common stock) and (ii) the quotient of (x) the price per share of HYMC Class A common stock paid in such rights offering and (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for HYMC Class A common stock, in determining the price payable for the HYMC Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of the HYMC Class A common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the HYMC Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if HYMC, at any time while the MUDS public warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of shares of HYMC Class A common stock on account of such HYMC Class A common stock (or other shares of our share capital into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of shares of MUDS Class A common stock in connection with the business combination, (d) to satisfy the redemption rights of the holders of MUDS Class A common stock in connection with a stockholder vote to amend the existing charter (i) to modify the substance or timing of our obligation to redeem 100% of our Class A common stock if we do not complete our initial business combination within 24 months from the closing of IPO or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of HYMC Class A common stock in respect of such event.
If the number of outstanding shares of HYMC Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of HYMC Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of HYMC Class A common stock issuable on exercise of each MUDS public warrant will be decreased in proportion to such decrease in outstanding share of HYMC Class A common stock.
Whenever the number of shares of HYMC Class A common stock purchasable upon the exercise of the MUDS public warrants is adjusted, as described above, the MUDS warrant exercise price will be adjusted by multiplying the MUDS warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of HYMC Class A common stock purchasable upon the exercise of the MUDS public warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of HYMC Class A common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of HYMC Class A common stock (other than those described above or that solely affects the par value of such common stock), or in the case of any merger or consolidation of HYMC with or into another corporation (other than a consolidation or merger in which HYMC is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of HYMC Class A common stock), or in the case of any sale or conveyance to another corporation or entity of HYMC’s assets or other property as an entirety or substantially as an entirety in connection with which HYMC is dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the MUDS public warrants and in lieu of the shares of HYMC Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the MUDS warrants would have received if such holder had exercised his, her or its warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of HYMC Class A common stock in such transaction is payable in the form of shares of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the MUDS warrant properly exercises the MUDS warrant within 30 days following public disclosure of such transaction, the MUDS warrant exercise price will be reduced as specified in the MUDS warrant agreement based on the Black-Scholes value (as defined in the MUDS warrant agreement) of the MUDS public warrant. The purpose of such exercise price reduction is to provide additional value to holders of the MUDS warrants when an extraordinary transaction occurs during the exercise period of the MUDS warrants pursuant to which the holders of the MUDS warrants otherwise do not receive the full potential value of the MUDS warrants.
The MUDS public warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and MUDS. You should review a copy of the MUDS warrant agreement, which is filed as an exhibit to the registration statement pertaining to the IPO, for a complete description of the terms and conditions applicable to the MUDS warrants. The MUDS warrant agreement provides that the terms of the MUDS warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then issued and outstanding MUDS public warrants to make any change that adversely affects the interests of the registered holders of MUDS public warrants, including any modification or amendment to increase the MUDS warrant price or shorten the exercise period.
The MUDS public warrants may be exercised upon surrender of the MUDS warrant certificate on or prior to the expiration date at the offices of the MUDS warrant agent, with the exercise form on the reverse side of the MUDS warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to

HYMC, for the number of MUDS warrants being exercised. The MUDS public warrant holders do not have the rights or privileges of holders of shares of HYMC Class A common stock and any voting rights until they exercise their MUDS warrants and receive shares of HYMC Class A common stock. After the issuance of shares of HYMC Class A common stock upon exercise of the MUDS warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the MUDS public warrants. If, upon exercise of the MUDS public warrants, a holder would be entitled to receive a fractional interest in a share, HYMC will, upon exercise, round down to the nearest whole number the number of shares of HYMC Class A common stock to be issued to the MUDS warrant holder.
MUDS Private Placement Warrants
The MUDS private placement warrants (including the shares of HYMC Class A common stock issuable upon exercise of the MUDS private placement warrants) are not transferable, assignable or salable until 30 days after the completion of the business combination (except, among other limited exceptions, to MUDS’ officers and directors and other persons or entities affiliated with the sponsor or Cantor) and they will not be redeemable so long as they are held by the sponsor, Cantor or their permitted transferees. The sponsor, Cantor or their permitted transferees, have the option to exercise the MUDS private placement warrants on a cashless basis. Except as described below, the MUDS private placement warrants have terms and provisions that are identical to those of the MUDS public warrants. If the MUDS private placement warrants are held by holders other than the sponsor, Cantor or their permitted transferees, the MUDS private placement warrants will be redeemable by HYMC and exercisable by the holders on the same basis as the MUDS public warrants. For as long as the MUDS private placement warrants are held by Cantor or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement filed in connection with the IPO.
If holders of the MUDS private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of HYMC Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of HYMC Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the MUDS warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the HYMC Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of MUDS warrant exercise is sent to the MUDS warrant agent.
On January 2, 2020, in order to finance transaction costs in connection with the business combination, MUDS issued an unsecured promissory note to sponsor in an amount up to $1,500,000. Such note bears no interest and is repayable in full upon consummation of the business combination.
PIPE Warrants Issued in Private Investment
In connection with the private investment, MUDS entered into the Subscription/Backstop Agreements with the Initial Subscribers for the purchase and sale of 6,500,000 shares of Class A common stock of the Company at a purchase price of $10.00 per share, and the issuance to such investors of 3,250,000 warrants to purchase HYMC Class A common stock at a price of $11.50 per share, for an aggregate purchase price of up to $65,000,000, through a private placement offered pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, which number of shares of Class A common stock issued and aggregate purchase price shall be subject to reduction if (i) prior to the consummation of the business combination, MUDS enters into subscription agreements or other instruments pursuant to which MUDS agrees to issue and sell to certain Third-Party Private Investors all or any portion of the shares to be issued in connection with the transactions contemplated by such subscription/backstop agreements or (ii) in connection with the consummation of the business combination, the cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions exceeds $10,000,000. The PIPE warrants issued to the Initial Subscribers in the private investment, which shall not be subject to reduction, shall have substantially the same terms as the private placement warrants.

Assumed Seller Warrants
Stockholders of Seller’s predecessor received warrants pursuant to a warrant agreement dated October 22, 2015, between Hycroft, Computershare Inc., and its wholly-owned subsidiary, Computershare Trust Company N.A., collectively as warrant agent (the “Seller Warrant Agreement”), with a 7-year term that represented 17.5% of the outstanding shares of Seller common stock (including shares of Seller common stock issuable upon conversion of outstanding Second Lien Notes) as of the effective date. The exercise price of the Seller warrants on any exercise date will be equal to the product of (i) the amount obtained by dividing (A) Seller’s adjusted equity value as of such exercise date, as defined in the Seller Warrant Agreement by (B) the total share number on such exercise date multiplied by (ii) the cheap stock factor on such exercise date, each as defined in the Seller Warrant Agreement. The number of shares of Seller common stock for which a warrant is exercisable, and the exercise price per share of such warrant are subject to adjustment from time to time pursuant to the Seller Warrant Agreement upon the occurrence of specified events, including the issuance of a dividend of Seller common stock. The Warrants expire on the earlier of October 22, 2022 or the occurrence of certain merger or consolidation transactions set forth in the Seller Warrant Agreement.
On October 22, 2015, pursuant to the terms of the Seller Warrant Agreement, Seller issued Seller warrants to purchase up to an aggregate of 12,727,273 shares of Seller common stock and as of April 1, 2020 there were 12,721,623 outstanding Seller warrants. The holders of the Seller warrants were initially entitled to purchase one share of Seller common stock at an exercise price of $8.40 per share, subject to adjustments from time to time required by the Seller Warrant Agreement. As a result of the issuance of additional Second Lien Notes (primarily in the form of payment-in-kind interest) and increases in “general unsecured claims” of Seller’s predecessor, as of May 1, 2020, each Seller warrant was exercisable at a price of $5.03 per share and each Seller warrant is entitled to purchase 2.239 shares of Seller common stock. Assuming all outstanding Seller warrants were exercised as of May 1, 2020, Seller would issue approximately 28.50 million additional shares of Seller common stock in consideration for an aggregate of approximately $143.4 million in exercise price proceeds. As described below in more detail, the Seller warrants are substantially out of the money as the exercise price substantially exceeds the value attributable to the Seller common stock in the business combination.
The initial number of Warrant Shares was determined by the Bankruptcy Court pursuant to Seller’s plan of reorganization. Pursuant to the Seller Warrant Agreement, the number of shares of Seller common stock for which a Seller warrant is exercisable, and the exercise price per share, are subject to adjustment from time to time upon the occurrence of certain events, including (i) any issuance of a dividend on Seller common stock, payable in cash or additional shares of Seller common stock, (ii) any subdivision, split, reclassification or recapitalization of outstanding Seller common stock into a greater number of shares, or (iii) any combination, reclassification or recapitalization of outstanding Seller common stock into a smaller number of shares. As set forth in the Seller Warrant Agreement, the exercise price of the Seller warrants on any exercise date will be equal to the product of (i) the amount obtained by dividing (A) Seller's adjusted equity value, as defined in the Seller Warrant Agreement, as of such exercise date by (B) the total share number, as defined in the Seller Warrant Agreement, as of such date multiplied by (ii) the cheap stock factor, as defined in the Seller Warrant Agreement, as of such date. Additionally, in the case of any reclassification or capital reorganization of Seller’s capital stock, the holder of each Seller Warrant outstanding immediately prior to the occurrence of such reclassification or reorganization shall have the right to receive upon exercise of the applicable Seller warrant, the kind and amount of stock, other securities, cash or other property that such holder would have received if such Seller warrant had been exercised. Accordingly, in connection with the assumption of the Seller Warrant Agreement by MUDS in connection with the consummation of the business combination, the Seller warrants, subject to an equitable adjustment, will become exercisable into shares of HYMC Class A common stock. As noted, as of May 1, 2020, the exercise price of a Seller warrant was $5.03 per share of Seller common stock and each Seller warrant was exercisable for 2.239 such shares. The Seller warrants are currently out-of-the money as the exercise price of $5.03 per share is substantially higher than the value attributable to the shares of Seller common stock in the business combination, which, based upon the foregoing assumptions of outstanding shares of Seller common stock (including an assumed conversion of the Second Lien Notes) as of May 29, 2020, is estimated to range from approximately $1.01 in the no redemption scenario to approximately $1.12 per share in the maximum redemption scenario. As the Seller warrants will be subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, the exercise price following consummation of the business combination will be significantly higher and the number of shares of HYMC Class A common stock into which the Seller warrants will become exercisable to purchase will be significantly lower than the number of shares of Seller common stock for which they were exercisable; and the Seller warrants are expected to be substantially out-of-the money following the business combination.
Under certain circumstances, such as a liquidity event, as defined in the Seller Warrant Agreement, the Seller warrants may be exercised on a cashless basis to the extent that, as of the exercise date, the fair market value, as defined in the Seller Warrant Agreement, of a share of Seller common stock exceeds the exercise price, which cashless exercise would reduce the number of shares of Seller common stock issuable. In the event of a liquidity event in which the fair market value, as defined in the Seller Warrant Agreement, of a share of Seller common stock, as of the exercise date, exceeds the exercise price, no cashless exercise would be available. The transactions contemplated under the business combination will not trigger this cashless exercise right. If any exercise of a Seller warrant would result in a fraction of a share of Seller common stock, in lieu of issuing such fractional share, Seller may elect to make a cash payment in respect of such fractional share, in an amount equal to the product of such fraction multiplied by the fair market value, as defined in the Seller Warrant Agreement, of a share of Seller common stock, as of the exercise date.
In addition, if Seller issues (or, as provided in the Seller Warrant Agreement, is deemed to issue), after the effective date of the Seller warrants, any additional shares, as defined in the Seller Warrant Agreement, of its common stock, without consideration or for consideration per share less than the fair market value of Seller common stock immediately prior to such issuance or, if such additional shares are issued (or deemed to be issued) to any restricted person, as defined in the Seller Warrant Agreement, then the cheap stock factor, as defined in the Seller Warrant Agreement, shall be reduced, thereby increasing the number of shares of Seller common stock for which a Seller warrant is exercisable and reducing the per share exercise price of the Seller warrants.
Pursuant to the Seller Warrant Agreement, no Seller warrants may be transferred if (i) such transfer would result in any violation of the Securities Act or any state securities laws or regulations, or any other applicable federal or state laws or order, unless Seller is then already subject to the reporting obligations under Sections 13 or 15(d) of the Exchange Act, (ii) such transfer would result in Seller having, in the aggregate, 450 or more holders of record of shares of common stock, warrants or Second Lien Notes, excluding (x) such transfers made to certain qualified institutional buyers and accredited investors and (y) such holders that acquire shares of common stock from Seller other than through the exercise of Seller warrants or the conversion of Second Lien Notes, or (iii) such transfer would require Seller to register its common stock or any other equity securities under the Exchange Act (as a result of the number of stockholders or otherwise).
Pursuant to the Seller Warrant Agreement, holders of Seller warrants are not entitled to any of the rights of a stockholder or a holder of any other securities of Seller. Holders of Seller warrants have no right to vote or to receive dividends or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of Seller or of any other matter, or any rights whatsoever as stockholders of Seller (including appraisal rights, dissenters rights, subscription rights or otherwise), or be deemed the holder of capital stock of Seller.
Pursuant to the Seller Warrant Agreement, if Seller issues or sells equity securities to any person who was a stockholder of Seller's predecessor on the effective date of the Seller warrants for consideration per share that is greater than the then exercise price of the Seller warrants, then each registered holder (or in the case of Seller warrants evidenced by global warrant certificates, each beneficial holder) that is an accredited investor would have the right for a period of 20 days after Seller delivers notice of such issuance or sale to such eligible holder, to participate in such issuance or sale on a pro rata basis (based on such eligible holder's percentage ownership of shares of Seller common stock assuming full conversion, exercise or exchange of the Seller warrants and Second Lien Notes (and all indebtedness, debt securities or equity securities issued pursuant to any initial or successive refinancing of the Second Lien Notes), and all other outstanding options, warrants, or convertible securities that also have a pro rata right to participate in such issuance or sale).
The transactions contemplated under the business combination will not trigger this purchase right under the Seller warrants. In addition, eligible holders are not entitled to participate in any of the following exempted issuances: (i) issuances of the Second Lien Notes and issuances of equity securities upon conversion thereof, (ii) issuances of equity securities in connection with the refinancing or repayment of any indebtedness or debt securities of Seller or any of its subsidiaries, (iii) issuances of equity securities to employees, directors, consultants and other service providers pursuant to an equity compensation plan approved by the Seller Board, (iv) issuances of equity securities by means of a pro rata distribution to all holders of Seller's common stock, (v) issuances of equity securities in a public offering, and (vi) issuances of equity securities upon exercise, conversion or exchange of any equity securities that were issued in any issuance described in any of the foregoing exempted issuances. Pursuant to the Seller Warrant Agreement, if Seller's common stock is listed for trading on a national securities exchange, Seller must use commercially reasonable efforts to list the Seller warrants for trading on such national securities exchange (subject to applicable listing requirements). In addition, if any holder of shares of Seller common stock is granted piggy-back registration rights, the holders of Seller common stock issued upon exercise of the Seller warrants would also be granted piggyback registration rights on substantially the same terms as such other holder.
Pursuant to the Seller Warrant Agreement, in the event of a merger of Seller into, or a consolidation of Seller with, or a sale of all or substantially all of Seller's assets to, any other person, or any merger of another person into Seller, in each case, in which the previously outstanding shares of Seller common stock are cancelled, reclassified or converted or changed into or exchanged for securities of Seller and/or other property (including cash), and such transaction is not a liquidity event, as defined in the Seller Warrant Agreement, the holder of each Seller warrant would have the right upon any subsequent exercise (and payment of the applicable exercise price) to receive (out of legally available funds) the kind and amount of stock, other securities, cash and assets that such holder would have received if such Seller warrant had been exercised immediately prior to such transaction.
Pursuant to the Seller Warrant Agreement, if Seller shall be a party to or otherwise engage in any transaction or series of related transactions constituting (x) a merger of Seller into, a consolidation of Seller with, or a sale of all or substantially all of Seller’s assets to, any other person, or (y) any merger of another person into Seller in which, in the case of clause (x) or clause (y), the previously outstanding shares of Seller common stock shall be cancelled, reclassified or converted or changed into or exchanged for securities of Seller or other property (including cash) or any combination of the foregoing; and (ii) such transaction or series of related transactions is not a liquidity event (as defined in the Seller Warrant Agreement) (any such transaction or series of related transactions, is referred to as a “Fundamental Change” under the Seller Warrant Agreement), the holder of each Seller warrant outstanding immediately prior to the occurrence of such Fundamental Change will have the right upon any subsequent exercise (and payment of the applicable exercise price) to receive the kind and amount of stock, other securities, cash and assets that such holder of a Seller warrant would have received if such Seller warrant had been exercised pursuant to the terms provided in the Seller Warrant Agreement immediately prior to such Fundamental Change (assuming such holder of a Seller warrant failed to exercise his, her or its rights of election, if any, as to the kind or amount of stock, securities, cash or other property receivable upon such Fundamental Change); provided, however, that the amount of such stock, other securities, cash and assets that would be received upon exercise of a Seller warrant following the consummation of such Fundamental Change shall be calculated on the applicable exercise date in a manner consistent with, and on terms as nearly as equivalent as practicable to, the provisions of the Seller Warrant Agreement regarding (i) the number of securities into which the Seller warrant shall be exercisable and (ii) the exercise price for the purchase of such securities under the Seller warrant, with respect to the aggregate consideration received by Seller stockholders in such Fundamental Change. The Seller Warrant Agreement further provides that upon each Fundamental Change, appropriate adjustment shall be deemed to be made, including, without limitation, with respect to the kind and amount of stock, securities, cash or assets thereafter acquirable upon exercise of each Seller warrant, such that the provisions of the Seller Warrant Agreement shall thereafter be applicable, as nearly as possible, to any shares of stock, securities, cash or assets thereafter acquirable upon exercise of each Seller warrant. If Seller is not the surviving or resulting person from such Fundamental Change, Seller may not consummate a Fundamental Change transaction unless the surviving or resulting person assumes, by written instrument substantially similar in form and substance to this Agreement, the obligation to deliver to the holders of Seller warrants such shares of stock, securities, cash or assets which such holder would be entitled to receive upon exercise of each Seller warrant. The Purchase Agreement was amended on February 26, 2020 to provide for the assumption by HYMC of the liabilities and obligations under the Seller Warrant Agreement upon consummation of the transactions contemplated under the Purchase Agreement. Seller has elected to treat the business combination as if it constituted a Fundamental Change. Subject to the terms and conditions of the Purchase Agreement, each Seller warrant outstanding and unexercised immediately prior to the effective time will be assumed by HYMC and be exercisable into HYMC Class A common stock subject to an equitable adjustment of the exercise price and number of shares into which such Seller warrants will be exercisable, in accordance with the Seller Warrant Agreement, following consummation of the transactions contemplated under the Purchase Agreement.
Dividends
MUDS has not paid any cash dividends on its shares to date, nor does it intend to pay cash dividends prior to the completion of the business combination. The payment of cash dividends in the future (following consummation of the business combination) will be dependent upon HYMC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to the business combination will be within the discretion of the HYMC Board at such time. In addition, MUDS is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if HYMC incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.
Transfer Agent and Warrant Agent
The transfer agent for the MUDS common stock and warrant agent for the MUDS warrants is Continental Stock Transfer & Trust Company. MUDS has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.
Continental Stock Transfer & Trust Company has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any distribution of, the trust account, and waives any and all rights to seek any recourse, reimbursement, payment or satisfaction for any claim against the trust account. Accordingly any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against MUDS and MUDS’ assets outside the trust account and not against the any monies in the trust account or interest earned thereon.
Certain Anti-Takeover Provisions of Delaware Law, MUDS’ Certificate of Incorporation and Bylaws
Provisions of the DGCL and MUDS’ existing charter and bylaws as well as provisions of the proposed charter and proposed bylaws could make it more difficult to acquire HYMC by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the post-combination company to first negotiate with the board of directors. MUDS believes that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability the our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of the MUDS Class A common stock.
MUDS is currently subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Assuming the approval of Proposal No. 6 at the MUDS special meeting, MUDS will no longer be subject to Section 203 upon the effectiveness of Proposal No. 6. Instead, MUDS would “opt out” of Section 203 and, instead, our certificate of incorporation would include a provision that is substantially similar to Section 203, but excludes the investment funds affiliated with sponsor and their respective successors and affiliates and the investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and their respective successors and affiliates (the “Sponsor Holders”) from the definition of “interested stockholder,” and to make certain related changes. Upon consummation of the business combination, the Sponsor Holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203, as the MUDS Board approved the business combination in which the Sponsor Holders became interested stockholders prior to such time as they became interested stockholders. Assuming adoption of Proposal No. 6 at the MUDS special meeting, the provision set forth in Proposal No. 6 would take effect upon the filing of the proposed charter with the Delaware Secretary of State.
Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
•
A stockholder who owns fifteen percent (15%) or more of MUDS’ outstanding voting stock (otherwise known as an “interested stockholder”);

•
an affiliate of an interested stockholder; or

•
an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent (10%) of MUDS’ assets. However, the above provisions of Section 203 do not apply if:
•
the MUDS Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of MUDS’ voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•
on or subsequent to the date of the transaction, the business combination is approved by the MUDS Board and authorized at a meeting of MUDS stockholder, and not by written consent, by an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder.

In addition, both MUDS’ existing charter and the proposed charter provide for certain other provisions that may have an anti-takeover effect:
•
There is no cumulative voting with respect to the election of directors.

•
The MUDS Board is empowered to elect a director to fill a vacancy created by the expansion of the MUDS Board or the resignation, death, or removal of a director in certain circumstances.

•
Stockholders are prohibited from calling a special meeting and a meeting of stockholders may only be called by members of the MUDS Board, which may delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors.

•
MUDS’ authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Rule 144
Pursuant to Rule 144 of the Securities Act, which we refer to as “Rule 144”, a person who has beneficially owned restricted shares or MUDS warrants for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of MUDS’ affiliates at the time of, or at any time during the three months preceding, a sale and (ii) MUDS is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as MUDS was required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares or MUDS warrants for at least six months but who are affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•
one percent (1%) of the total number of shares of MUDS Class A common stock then issued and outstanding, on an as converted basis; or

•
the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by MUDS’ affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this joint proxy statement/prospectus, MUDS had 6,909,287 shares of Class A common stock outstanding and 5,200,000 shares of Class B common stock outstanding. All of the 5,200,000 founder shares owned by the initial stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the business combination is approved, the HYMC Class A common stock we issue to the investors in connection with the private investment and the exchange and to sponsor in connection with the Forward Purchase Contract will be restricted securities for purposes of Rule 144 and the HYMC Class A common stock that stockholders of Seller receive in connection with the business combination will be freely tradable without restriction or further registration under the Securities Act, except for any shares issued to one of HYMC’s affiliates within the meaning of Rule 144 under the Securities Act.
As of the date of this joint proxy statement/prospectus, there are 28,540,000 warrants of MUDS outstanding, consisting of 20,800,000 public warrants originally sold as part of the units issued in the IPO, inclusive of the partial exercise of the underwriters’ over-allotment option, and 7,740,000 private placement warrants (of which 6,700,000 warrants were sold to sponsor and 1,040,000 were sold to Cantor) that were sold in a private sale in connection with the IPO, including in connection with the partial exercise of the over-allotment option. Each warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, in accordance with the terms of the warrant agreements governing the warrants. 20,800,000 of these warrants are public warrants and are freely tradable. In addition, HYMC will be obligated to file no later than 15 business days after the consummation of the business combination a registration statement under the Securities Act covering the 20,800,000 shares of HYMC Class A common stock that may be issued upon the exercise of the public warrants, and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the warrants.
MUDS anticipates that, following the consummation of the business combination, HYMC will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights
At the closing of the business combination, MUDS and the restricted stockholders will enter into an Amended and Restated Registration Rights Agreement in respect of shares of HYMC Class A common stock and, to the extent applicable, warrants, held by them, providing for, among other things, customary registration rights, including demand, shelf and piggy-back rights, subject to cut-back provisions. HYMC may be required to register up to approximately 63 million shares of HYMC Class A common stock pursuant to the Amended and Restated Registration Rights Agreement. The restricted stockholders will agree not to sell, transfer, pledge or otherwise dispose of shares of HYMC Class A common stock they hold or receive, subject to certain exceptions, for certain time periods specified therein. For more information on the Amended and Restated Registration Rights Agreement, please see the section entitled “The Purchase Agreement and Related Agreements — Related Agreements — Amended and Restated Registration Rights Agreement.”
Listing of Securities
Upon the consummation of the business combination, MUDS intends to apply to continue the listing of its publicly traded HYMC Class A common stock and warrants on NASDAQ under the symbols “HYMC” and “HYMCW,” respectively, upon the closing of the business combination. As a result, our publicly traded units will separate into the component securities upon consummation of the business combination and, as a result, will no longer trade as a separate entity.

DESCRIPTION OF CERTAIN INDEBTEDNESS
New Subordinated Notes
The New Subordinated Notes will be issued to the 1.25 Lien Noteholders in exchange for their 1.25 Lien Notes pursuant to the 1.25 Lien Exchange Agreement immediately prior to the consummation of the business combination. The New Subordinated Notes will be secured and subordinate in priority to the senior debt obligations under the Sprott Credit Agreement. The New Subordinated Notes will bear interest at a rate of 10% per annum, payable in kind on a quarterly basis. The principal on the New Subordinated Notes will be due six months after the maturity of the first lien notes issued under the Sprott Credit Agreement. In connection with the business combination, and as part of the debt and warrant assumption thereunder, HYMC will assume $80,000,000 in aggregate principal amount of the New Subordinated Notes on a pro rata basis across holders of the New Subordinated Notes.
Sprott Credit Agreement
On October 4, 2019, Seller and certain of its subsidiaries entered into a credit agreement (the “Sprott Credit Agreement”) with Sprott Private Resource Lending II (Collector), LP, (“Lender”), for a secured multi-advance term credit facility with an original aggregate principal amount not in excess of $110,000,000. The Sprott Credit Agreement will close and it is expected that the initial two advances will be funded in connection with the consummation of the business combination. Pursuant to the terms of the Purchase Agreement, the Sprott Credit Agreement will be assigned to and assumed by HYMC at the closing of the business combination. Upon closing and funding under the Sprott Credit Agreement, HYMC will be the borrower and, in addition to Lender’s rights to interest and principal payments under such agreement, HYMC will issue to Lender a number of shares of HYMC Class A common stock equal to one percent (1%) of the HYMC Class A common stock outstanding as of the date of the business combination after giving effect to all equity offerings of Seller up to and including the date of the business combination.
The obligations of the borrower under the Sprott Credit Agreement will be guaranteed by (i) Hycroft Resources & Development, Inc. (“HRDI”) and Allied VGH and their respective successors and permitted assigns and (ii) any existing or future subsidiary of the guarantors or the borrower, which we collectively refer to as the “Credit Parties,” other than the guarantors, that acquires or holds any assets with a book value greater than $1,000,000 other than certain equity interests disclosed to Lender. The obligations under the credit agreement will be secured by a lien on all properties and assets now owned, leased or hereafter acquired or leased by any Credit Party including a pledge to Lender of all of the issued and outstanding shares in the capital of HRDI and Allied VGH.
The Sprott Credit Agreement will be accessed by the borrower through one or more advances. The initial two advances are expected to be in the principal amounts of $55,000,000 and $15,000,000, respectively, assuming satisfaction of applicable conditions and milestones, including specified test results, and the borrower may make a subsequent advance, assuming satisfaction of applicable conditions and production milestones, for up to an additional $40,000,000 in aggregate principal amount. The Sprott Credit Agreement will be made available at an original issue discount of 2%. The Sprott Credit Agreement will be used for (i) repayment of indebtedness and liabilities under the existing first lien secured facility with Scotia Bank, as administrator, and other payoff amounts, (ii) payment of costs and expenses to put the Hycroft Mine into commercial production and/or to maintain or increase commercial production, and (iii) payment of Lender’s fees and expenses incurred in connection with the Sprott Credit Agreement.
Advances under the Sprott Credit Agreement shall bear interest monthly at a floating rate equal to seven percent (7%) plus the greater of (i) US Dollar 3 month LIBOR and (ii) one and one-half percent (1.50%), per annum, accruing daily and compounded monthly. For a period of twelve (12) months following the initial advance, no cash payments of interest or principal will be due, with 100% of interest accruing being capitalized on a monthly basis and added to the outstanding principal balance of the Sprott Facility.
For each calendar quarter commencing on October 1, 2020 and ending on the maturity date, the borrower shall pay Lender additional interest on the last business day of such calendar quarter, calculated according to a formula set forth in the Sprott Credit Agreement. Upon the prepayment of the entire Sprott

Credit Agreement, all remaining additional interest payments and all remaining and yet unpaid additional interest must be prepaid as well.
The borrower will be required under the credit agreement to make principal repayments beginning on March 31, 2021 and on the last business day of each calendar quarter thereafter. The first four (4) principal repayments will be in an amount equal to two and one-half percent (2.50%) of the outstanding principal amount of the Sprott Credit Agreement on March 31, 2021 (including all capitalized interest thereon, if any, but excluding the principal repayment then due). All subsequent principal repayments shall be in an amount equal to seven and one-half (7.50%) of the outstanding principal amount of the Sprott Credit Agreement on March 31, 2021 (including all capitalized interest thereon, if any, but excluding the principal repayment then due). The entire outstanding balance of the Sprott Credit Agreement, together with all unpaid interest and fees (including all capitalized interest, if any), is due on the day that is five years from the last day of the month of the initial closing date, which shall be no later than May 31, 2020, the maturity date.
The Sprott Credit Agreement may be repaid in whole or in part, at any time prior to the maturity date. Each prepayment or cancellation of the Sprott Credit Agreement (including capitalized interest, if any), whether in whole or in part, voluntarily or mandatory, subject to certain exceptions, that occurs on or prior to the fourth anniversary of the date of the initial advance is subject to a prepayment premium, payable on the date of the prepayment or cancellation as follows.
Prepayment Date	Percentage of Principal Amount Outstanding
Prior to 2nd anniversary of initial advance date	5.0%
After 2nd anniversary but prior to 4th anniversary of initial advance date	3.0%
In addition to the required quarterly repayment of principal beginning on March 31, 2021, the borrower will be required under the Sprott Credit Agreement to make a mandatory prepayment (A) if at any time after the date of the initial advance, any Credit Party (i) sells or otherwise disposes of certain assets other than those permitted by the Sprott Credit Agreement in one or more transactions, to the extent that cash proceeds of such sale or other disposal exceed $500,000 when aggregated with the proceeds of all other sales and disposals of the Credit Parties, or (ii) receives any insurance proceeds greater than $1,000,000 which are not otherwise expended on the Hycroft Mine within one-hundred eighty (180) days, and (B) upon the occurrence of a change of control (in certain circumstance) other than any change of control resulting from the business combination. In addition to the amount of any such mandatory prepayment, borrower shall pay to the Lender an amount equal to the applicable prepayment premium unless otherwise excused by the Sprott Credit Agreement.
The closing of the Sprott Credit Agreement and draws under the Sprott Credit Agreement will be subject to the satisfaction of certain customary conditions. Additionally, the following conditions must be satisfied on or before the date of the initial advance:
•
the business combination shall be completed and shares of HYMC Class A common stock are listed and trading on either NASDAQ or the NYSE American and Seller shall have assigned the Sprott Credit Agreement and all rights and obligations thereunder to HYMC, which shall have assumed all such rights and obligations of Seller thereunder; and

•
Upon request of the Lender, Seller shall have delivered to the Lender a written report of the Lender’s consultant dated not earlier than 20 business days prior to, and not later than, the date of the initial borrowing notice confirming (i) that the development of the Hycroft Mine has not deviated in a material adverse respect from the financial model used by the Lender (a material adverse respect being an adverse change of 10% or more), (ii) that the unadvanced portion of the Sprott Credit Agreement, plus the Seller’s unrestricted cash or unadvanced subordinated indebtedness, if any, is sufficient for the Hycroft Mine to achieve commercial production as contemplated by the financial model and (iii) the ability of Seller to repay the amount to be advanced, as such amounts come due, and in connection therewith, the Lender may review such report and conduct a site visit of the Hycroft Mine in conjunction with such review, at Seller’s sole cost and expense;

•
Seller shall have delivered evidence satisfactory to the Lender confirming that upon the closing of the initial advance, including the proceeds of the initial advance, Seller will have available cash of not less than the greater of (A) $50,000,000, less all amounts funded by Seller for the restart of the Hycroft Mine and (B) $20,000,000.
The Sprott Credit Agreement includes customary restrictions on incurring debt and granting/permitting security interests or other encumbrances, subject to certain and customary exceptions, and usual and customary events of default.
The Sprott Credit Agreement was amended as of January 8, 2020 to extend the “Availability Period” for advances of the first two tranches until May 31, 2020.
Sprott Royalty Agreement
MUDS, HRDI and Sprott Private Resource Lending II (Co) Inc. (the “Payee”), an affiliate of the Lender, intend to enter into a royalty agreement with respect to the Hycroft Mine (the “Sprott Royalty Agreement”). Pursuant to the terms of the Sprott Royalty Agreement, at the closing of the business combination, Payee will pay to HRDI cash consideration in the amount of $30,000,000, for which HRDI will grant to Payee a perpetual royalty equal to one and one-half percent (1.50%) of net smelter returns, payable monthly. Net smelter returns for any given month are calculated by monthly production multiplied by monthly average gold price or monthly average silver price, as the case may be, minus allowable deductions.
HRDI has the right to repurchase a portion of the royalty on the each of the first and second anniversary of the effective date of the Sprott Royalty Agreement. For the first anniversary, the repurchase right is in respect of up to 33.3% of the initial royalty in consideration of a purchase price calculated pursuant to a formula described in the Sprott Royalty Agreement. For the second anniversary, the repurchase right is in respect of any remaining portion of the initial royalty that was not acquired on the first anniversary up to the ceiling of 33.3% of the initial royalty plus up to 33.3% of the increased amount of the royalty in consideration of a purchase price calculated pursuant to a formula described in the Sprott Royalty Agreement.
In addition to the terms generally described above, the Sprott Royalty Agreement contains other terms and conditions commonly contained in royalty agreements of this nature.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
MUDS’ Related Party Transactions
Interest in Seller, the Business Combination and Private Investment
Various funds managed by and affiliated with Mudrick Capital, an affiliate of sponsor of which Jason Mudrick, Chief Executive Officer and a director of MUDS, is the President and David Kirsch, a director and Vice President of MUDS, is Managing Director, may be deemed to beneficially own: 648,950 shares of Seller common stock (prior to the conversion), in connection with which such funds will receive shares of HYMC Class A common stock in connection with the issuance to Seller and distribution to Seller’s stockholders in the business combination; and, as of April 24, 2020, an aggregate of $41.8 million in principal amount of Seller First Lien Notes, which will be repaid and are included in the payoff amount; an aggregate of $57.3 million in principal amount of 1.5 Lien Notes, including accrued interest, which will be subject to the Exchange Agreement and will be repaid or exchanged for shares of HYMC Class A common stock in the exchange; an aggregate of $84.7 million in principal amount of Second Lien Notes, including accrued interest, which are subject to the Second Lien Conversion Agreement and, following the conversion, will receive shares of HYMC Class A common stock in connection with the issuance to Seller and distribution to Seller’s stockholders in the business combination; and an aggregate of $46.5 million in principal amount of 1.25 Lien Notes, including accrued interest, which will be subject to the 1.25 Lien Exchange Agreement pursuant to which the 1.25 Lien Notes will be exchanged for New Subordinated Notes, up to $80,000,000 in aggregate principal amount of which will be assumed on a pro rata basis by HYMC in the business combination as part of the debt and warrant assumption, and Excess Notes, if any, which will be repaid or exchanged for shares of HYMC Class A common stock in the exchange. In addition, in connection with the private investment, the Initial Subscribers, including certain investment funds managed by and affiliated with Mudrick Capital, entered into Subscription/Backstop Agreements for the purchase of 6,500,000 shares of HYMC Class A common stock at a purchase price of $10.00 per share, and the issuance to such investors of 3,250,000 PIPE warrants exercisable at $11.50 per share, for an aggregate purchase price of up to $65,000,000, subject to reduction, a pro rata portion of which shares and warrants will be issued to each Initial Subscriber, including the investment funds affiliated with Mudrick Capital.
David Kirsch is a director of Seller. Mr. Kirsch was the primary representative of MUDS in respect of negotiating the business combination and asked to be recused as a director from all Seller Board meetings related to consideration of the business combination. Throughout the period from May 2018 through January 2020, Mr. Kirsch did not participate as a director in meetings of the Seller Board related to consideration of a transaction with MUDS or alternative transactions unless specifically requested to do so after acknowledgment and disclosure of his potential conflicts of interest. In connection with the private investment, negotiations on behalf of the Initial Subscribers were led by Mr. Jonathan Segal, a member of the Seller Board acting on behalf of Highbridge, and Mr. Jacob Mercer, a member of the Seller Board acting on behalf of Whitebox, and Mr. Mudrick, on behalf of the funds managed by Mudrick Capital, agreed that Mudrick Capital would participate on a pro rata basis with the other investors on the terms to which the other Initial Subscribers agreed.
Founder Shares
On September 25, 2017, sponsor purchased 5,750,000 founders shares for an aggregate price of $25,000. Holders of founder shares may also elect to convert their founder shares into an equal number of shares of Class A common stock, subject to adjustment, at any time. As a result of the underwriters’ election to partially exercise their over-allotment option on February 28, 2018, 550,000 founder shares were forfeited so that the founder shares held by the initial stockholders would represent 20% of the outstanding shares of common stock following the completion of the IPO.
The founder shares are identical to the shares of Class A common stock included in the units sold in the IPO, except that (i) the founder shares will automatically convert into shares of Class A common stock at the time of business combination, or at any time prior thereto at the option of the holder, on a one-for-one-basis, subject to adjustment pursuant to certain anti-dilutions rights, (ii) the founder shares are subject to certain transfer restrictions described below and (iii) sponsor and MUDS’ officers and directors entered into a letter agreement with MUDS pursuant to which they have agreed to (a) waive their redemption rights with respect to founder shares and public shares owned in connection with the completion of the business combination and (b) waive their rights to liquidating distributions from the trust account with respect to their founder shares if MUDS fails to complete an initial business combination by August 12, 2020 (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if MUDS fails to complete the business combination within such time period).
The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their founder shares until the earlier to occur of: (A) one year after the completion of the business combination or (B) subsequent to the business combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the business combination, or (y) the date on which MUDS completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of MUDS’ stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Private Placement Warrants
Concurrently with the closing of the IPO, sponsor and Cantor purchased an aggregate of 7,500,000 private placement warrants at a price of $1.00 per warrant (6,500,000 private placement warrants by sponsor and 1,000,000 private placement warrants by Cantor) for an aggregate purchase price of $7,500,000. On February 28, 2018, MUDS consummated the sale of an additional 240,000 private placement warrants at a price of $1.00 per warrant, of which 200,000 warrants were purchased by sponsor and 40,000 warrants were purchased by Cantor, generating gross proceeds of $240,000. Each private placement warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. The proceeds from the private placement warrants were added to the proceeds from the IPO held in the trust account. If MUDS does not complete a business combination by August 12, 2020, the private placement warrants will expire worthless. The private placement warrants are non-redeemable and exercisable on a cashless basis so long as they are held by sponsor, Cantor or their permitted transferees. The private placement warrants will expire five years after the completion of the business combination or earlier upon redemption or liquidation. In addition, for as long as the private placement warrants are held by sponsor, Cantor or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the IPO.
Sponsor, Cantor and MUDS’ officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their MUDS’ private placement warrants until 30 days after the completion of the business combination.
Related Party Loans
On September 25, 2017, sponsor agreed to loan MUDS an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note. The note was non-interest bearing and was repaid in full to the sponsor at the time of the IPO.
In addition, in order to finance transaction costs in connection with a business combination, sponsor or an affiliate of sponsor, or certain of MUDS’ officers and directors may, but are not obligated to, loan MUDS funds as may be required (“Working Capital Loans”). If MUDS completes a business combination, MUDS would repay the Working Capital Loans out of the proceeds of the trust account released to MUDS. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, MUDS may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans.
On January 2, 2020, in order to finance transaction costs in connection with the business combination, MUDS issued an unsecured promissory note to sponsor in an amount up to $1,500,000. Such note bears no interest and is repayable in full upon consummation of the business combination.
MUDS and Seller have agreed in the Purchase Agreement that the loan, if drawn, may not be converted into any equity securities of MUDS upon re-payment.

Administrative Support Agreement
Commencing on February 8, 2018 through the earlier of MUDS’ consummation of a business combination or its liquidation, MUDS agreed to pay sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. For the years ended December 31, 2019 and December 31, 2018, MUDS incurred $120,000 and $110,000 of administrative service fees, respectively.
Forward Purchase Contract
On January 24, 2018, MUDS entered into a forward purchase contract with sponsor, pursuant to which sponsor committed to purchase, in a private placement for gross proceeds of $25,000,000 to occur concurrently with the consummation of the business combination, 2,500,000 units having substantially the same terms as the units sold in the IPO, and 625,000 shares of MUDS Class A common stock. The funds from the sale of the units will be used as part of the consideration in connection with the business combination and any excess funds will be used for working capital purposes in the post-business combination company.
Registration Rights
On February 7, 2018, MUDS entered into a registration rights agreement with the holders of founder shares, private placement warrants, securities issuable pursuant to the Forward Purchase Contract and MUDS warrants that may be issued upon conversion of working capital loans, if any. The parties to the registration rights agreement are entitled to certain demand and “piggyback” registration rights. MUDS will bear the expenses incurred in connection the filing of such registration statements.
Related Party Policy
MUDS has adopted a code of ethics requiring it to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the MUDS Board (or the appropriate committee of the MUDS Board) or as disclosed in MUDS’ public filings with the SEC. Under its code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving MUDS.
In addition, MUDS’ audit committee, pursuant to the audit committee charter, is responsible for reviewing and approving related party transactions to the extent that MUDS enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. MUDS also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
To further minimize conflicts of interest, MUDS has agreed not to consummate an initial business combination with an entity that is affiliated with any of its sponsor, officers or directors unless MUDS, or a committee of independent directors, has obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that the initial business combination is fair to MUDS from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by MUDS to the sponsor, officers or directors, or any affiliate of sponsor or MUDS’ officers, for services rendered to MUDS prior to, or in connection with any services rendered in order to effectuate, the consummation of the initial business combination.
Seller Related Party Transactions
The following is a summary of transactions since Seller’s emergence from bankruptcy proceedings on October 22, 2015 to which Seller has been a participant and in which the amount involved exceeded or will exceed $120,000, and in which any of Seller’s then directors, executive officers or holders of more than 5% of any class of Seller’s capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Stockholders Agreement
In connection with Seller’s reorganization plan in the bankruptcy proceedings, Seller entered into a stockholders agreement. The Seller stockholders agreement sets forth understandings and agreements with respect to corporate governance matters, including the following:
•
Each of Mudrick Capital, Whitebox and Highbridge or their respective affiliates, who are referred to as the “Significant Holders,” as long as they remain holders of 10% or more of our common stock, calculated on a fully-diluted basis, has the right to nominate and designate one director. Additionally, each of the parties to the stockholders agreement has agreed to vote its shares to support the election of the directors to Seller’s Board designated by the Significant Holders. David Kirsch, a director of MUDS, is the Mudrick Capital representative on Seller’s Board.

•
The stockholders agreement also contains restrictions upon transfer of Seller’s common stock, confidentiality agreements, tag-along rights to a sale transaction and drag along rights to a sale transaction coupled with an irrevocable proxy. Under the stockholders agreement, certain affiliate transactions require the prior written consent of each Significant Holder.

•
The stockholders agreement may be amended, modified or waived only with the written approval of (a) Seller, (b) stockholders that own or hold, together with their respective affiliates, at least 66.67% of the fully diluted common stock, who are referred to as the “Super-Majority Stockholders” in the stockholders agreement and (c) the Significant Holders, provided that they own or hold 10% or more of the fully diluted Seller common stock. Notwithstanding the forgoing, no amendment, modification to or waiver of the stockholders agreement that would materially or adversely affect the rights or increase the obligations of any stockholder in a manner that is disproportionate in any material respect to the comparable rights and obligations of the Super-Majority Stockholders shall be made without the affirmative vote or written consent of such affected stockholder.

The stockholders agreement will terminate upon implementation of the plan of dissolution.
First Lien Credit Agreement
On October 22, 2015, in conjunction with the completion of the financial restructuring process and emergence from chapter 11 proceedings entities affiliated with Mudrick Capital held a portion of the indebtedness. In connection with the amendment and restatement of the First Lien Credit Agreement in each of March 2017, July 2017 and February 2019 and pursuant to a covenant under the First Lien Credit Agreement, entities affiliated with Mudrick Capital, Whitebox and Highbridge each agreed to purchase a portion of the outstanding indebtedness under the First Lien Credit Agreement, in six tranches, to reduce the outstanding exposure of the lenders thereunder. Each of Mudrick Capital, Whitebox and Highbridge appointed David Kirsch, Jacob Mercer and Jonathan Segal, respectively, as its representative to the Seller Board pursuant to the Stockholders Agreement. Messrs. Kirsch, Mercer and Segal are officers of Mudrick Capital, Whitebox and Highbridge, respectively, and therefore may be deemed to have an indirect material interest in the purchase of loan participations under the First Lien Credit Agreement by entities affiliated with Mudrick Capital, Whitebox and Highbridge, as applicable. Additionally, Aristeia and Wolverine have purchased a portion of the outstanding indebtedness under the First Lien Credit Agreement. Mudrick Capital is an affiliate of MUDS and Mr. Kirsch is also a director of MUDS. Below is a summary table of financing transactions with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine, including the First Lien Credit Agreement.
Second Lien Convertible Notes
On October 22, 2015, in conjunction with the completion of the financial restructuring process and emergence from chapter 11 proceedings, Seller issued $95.0 million in aggregate principal amount of Second Lien Notes, under a notes indenture, dated as of October 22, 2015 to certain of Seller’s existing stockholders, including Mudrick Capital, Whitebox, Highbridge, Aristeia, and Wolverine each of whom beneficially owns more than 5% of Seller’s common stock on a fully diluted basis. In addition, on December 3, 2015, Seller issued, pursuant to the notes indenture, $10.0 million in aggregate principal amount of additional Second Lien Notes, and entered into binding commitments with the purchasers party thereto, including Mudrick Capital, Whitebox and Highbridge, to issue and sell an additional $10.0 million in aggregate principal amount of Second Lien Notes in two subsequent trances of $5.0 million, each which were exercised on January 6, 2016 and March 24, 2016.
Each of Mudrick Capital, Whitebox and Highbridge has appointed David Kirsch, Jacob Mercer and Jonathan Segal, respectively, as its representative to Seller’s Board pursuant to the Seller stockholders agreement. Messrs. Kirsch, Mercer and Segal are officers of Mudrick Capital, Whitebox and Highbridge, respectively, and therefore may be deemed to have an indirect material interest in the Second Lien Note issuances to entities affiliated with Mudrick Capital, Whitebox and Highbridge, as applicable. Mudrick Capital is an affiliate of MUDS and Mr. Kirsch is also a director of MUDS.
The Second Lien Notes bear interest at a rate of 15% per annum, payable in kind on a quarterly basis. The principal balance of the Second Lien Notes is due and payable in full on October 22, 2020, subject to acceleration of payment in the event of default. The principal amount of the Second Lien Notes plus unpaid accrued interest is convertible at the election of the holder, subject to certain conditions, into shares of Seller common stock at any time prior to maturity at an initial conversion price of $1.67 per share. As of April 24, 2020, the outstanding balance under the Second Lien Notes was $218.4 million, including accrued interest to be issued as additional PIK notes.
In connection with and conditioned upon the consummation of the business combination, pursuant to the Second Lien Conversion Agreement, holders of all of the Second Lien Notes have agreed to convert all of the Second Lien Notes that they hold.
Below is a summary table of financing transactions with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine, including the Second Lien Notes.
1.5 Lien Notes Issuance
In order to fund ongoing operations in the absence of revenues, in each of 2016, 2017 and 2018, Seller issued in multiple individual tranches an aggregate of $26.2 million, $41.0 million and $28.0 million in principal amount of 1.5 Lien Notes (not including those issued as PIK notes), to several holders of Seller’s Second Lien Notes, consisting of entities affiliated with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine. While issued in each case pursuant to a new note purchase agreement, each issuance of 1.5 Lien Notes had the same terms, including maturity date, and security priority as the original issuance in May 2016. Messrs. Kirsch, Mercer and Segal, each a member of Seller’s Board, are officers of Mudrick Capital, Whitebox and Highbridge, respectively, and therefore may be deemed to have an indirect material interest in the 1.5 Lien Notes issuances to affiliates of Mudrick Capital, Whitebox and Highbridge, as applicable. Mudrick Capital is an affiliate of MUDS and Mr. Kirsch is also a director of MUDS.
The 1.5 Lien Notes are secured and subordinate in priority to the senior debt obligations under the First Lien Credit Agreement and the 1.25 Lien Notes and superior in priority to the secured obligations under the notes indenture for the Second Lien Notes. The 1.5 Lien Notes bear interest at a rate of 15% per annum, payable in kind on a quarterly basis. The principal on the 1.5 Lien Notes is due on the maturity date of June 30, 2020. As of April 24, 2020, the outstanding balance under the 1.5 Lien Notes was $143.6 million, including accrued interest to be issued as additional PIK notes.
In connection with and conditioned upon the consummation of the business combination, pursuant to the Exchange Agreement, the holders of the 1.5 Lien Notes will transfer the 1.5 Lien Notes to Acquisition Sub in exchange for an amount equal to 110% of the total principal amount outstanding thereunder (plus accrued but unpaid interest and outstanding fees thereon), paid in cash to the extent there is remaining Cash Available for Payment after any cash payments with respect to the Excess Notes are made (provided, that such cash payment amounts will be reduced such that MUDS has not less than $70 million in unrestricted and available cash after giving effect to the business combination and the cash payments in respect of the Excess Notes and 1.5 Lien Notes), and the balance, if any, to be paid in respect of the 1.5 Lien Notes shall be paid in HYMC Class A common stock, valued at $10.00 per share.

Below is a summary table of financing transactions with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine, including the 1.5 Lien Notes.
1.25 Lien Notes Issuance
On February 22, 2019, Seller entered into a commitment letter with the holders of Seller’s 1.5 Lien Notes, consisting of entities affiliated with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine, to purchase an aggregate of $27.0 million of secured notes subordinate in priority to the First Lien Notes and superior in priority to the 1.5 Lien Notes and the Second Lien Notes, which notes are referred to as the “1.25 Lien Notes.” The 1.25 Lien Notes were issued in two tranches of $18.0 million on February 22, 2019 and $9.0 million on May 21, 2019. In addition, Seller issued an aggregate of $80.0 million in principal amount of 1.25 Lien Notes in multiple individual tranches during 2019 and 2020. As of April 24, 2020, an aggregate of $107.0 million in principal amount of 1.25  Lien Notes (not including those issued as PIK notes), has been issued by Seller. While issued in each case pursuant to a new note purchase agreement, each issuance of 1.25 Lien Notes had the same terms, including maturity date, and security priority as the original issuance in February 2019. Messrs. Kirsch, Mercer and Segal, each a member of Seller’s Board, are officers of Mudrick Capital, Whitebox and Highbridge, respectively, and therefore may be deemed to have an indirect material interest in the 1.25 Lien Notes issuances to affiliates of Mudrick Capital, Whitebox and Highbridge, as applicable. Mudrick Capital is an affiliate of MUDS and Mr. Kirsch is also a director of MUDS.
The 1.25 Lien Notes are secured and subordinate to the senior debt obligations under the First Lien Credit Agreement and superior in priority to the secured obligations under the notes indenture for the Second Lien Notes and the note purchase agreements for the 1.5 Lien Notes. The 1.25 Lien Notes bear interest at a rate of 15% per annum, payable in kind on a quarterly basis. The principal on the 1.25 Lien Notes is due on the maturity date of June 30, 2020 and the terms of the 1.25 Lien Notes are substantially similar to the terms of the 1.5 Lien Notes with the exception of a 10% change of control premium on the 1.5 Lien Notes that is not applicable to the 1.25 Lien Notes. As of April 24, 2020, the outstanding balance under the 1.25 Lien Notes was $116.7 million, including accrued interest to be issued as additional PIK notes.
In connection with and conditioned upon the consummation of the business combination, pursuant to the 1.25 Lien Exchange Agreement, the holders of the 1.25 Lien Notes have agreed to exchange $80 million in aggregate principal amount of 1.25 Lien Notes for New Subordinated Notes, which will be assumed by HYMC in the business combination, and Excess Notes, which will be repaid to the extent that there is Cash Available for Payment (provided that such cash payments will be reduced such that MUDS has not less than $70 million of unrestricted and available cash after giving effect to the buiness combination) or exchanged for shares of HYMC Class A common stock at a price of $10.00 per share.
Below is a summary table of financing transactions with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine, including the 1.25 Lien Notes.

	First Lien Notes			1.5 Lien Notes		Second Lien Convertible Notes		1.25 Lien Notes
Related Party Transaction Date	Funding	Repayments	Interest Earned	Funding	PIK Interest	Funding	PIK Interest	Funding	PIK Interest
		(dollars in thousands)
Aristeia
2015	$—	$—	$—	$—	$—	$10,795	$306	$—	$—
2016	—	—	—	2,826	166	1,028	1,924	—	—
2017	3,506	—	143	4,423	810	—	2,230	—	—
2018	809	—	300	3,020	1,513	—	2,583	—	—
2019	1,618		410	—	2,026	—	2,993	7,767	562
2020	—	—	170	—	708	—	1,047	3,775	482
April 24, 2020 Balance	$5,933	$—	$1,023	$10,269	$5,222	$11,823	$11,083	$11,542	$1,044
Highbridge
2015	$—	$—	$—	$—	$—	$15,981	$453	$—	$—
2016	—	—	—	4,196	246	1,575	2,857	—	—
2017	7,002	—	302	6,567	1,203	—	3,311	—	—
2018	4,751	—	854	4,485	2,246	—	3,836	—	—
2019	2,402		1,036	—	3,008	—	4,444	11,532	835
2020	—	—	406	—	1,051	—	1,554	5,606	716
April 24, 2020 Balance	$14,156	$—	$2,599	$15,248	$7,754	$17,557	$16,455	$17,138	$1,551
Mudrick
2015	$25,492	$—	$289	$—	$—	$39,257	$1,112	$—	$—
2016	—	(251)	1,568	10,447	612	4,467	7,113	—	—
2017	11,177	—	2,155	16,348	2,995	—	8,242	—	—
2018	2,991	(3,550)	2,631	11,165	5,591	—	9,549	—	—
2019	5,981		3,106	—	7,488	—	11,064	28,709	2,078
2020	—	—	1,200	—	2,616	—	3,869	13,956	1,782
April 24, 2020 Balance	$45,641	$(3,801)	$10,949	$37,960	$19,303	$43,724	$40,950	$42,665	$3,861
Whitebox
2015	$—	$—	$—	$—	$—	$28,032	$794	$—	$—
2016	—	—	—	7,360	431	2,763	5,012	—	—
2017	9,115	—	371	11,518	2,110	—	5,807	—	—
2018	2,107	—	780	7,866	3,939	—	6,728	—	—
2019	4,214		1,067	—	5,276	—	7,795	20,227	1,464
2020	—	—	443	—	1,843	—	2,726	9,832	1,256
April 24, 2020 Balance	$15,436	$—	$2,661	$26,744	$13,600	$30,795	$28,862	$30,059	$2,720
Wolverine
2015	$—	$—	$—	$—	$—	$5,719	$162	$—	$—
2016	—	—	—	1,370	80	—	933	—	—
2017	1,700	—	69	2,144	393	—	1,081	—	—
2018	392	—	145	1,464	733	—	1,253	—	—
2019	785		199	—	982	—	1,451	3,766	273
2020	—	—	83	—	343	—	507	1,831	234
April 24, 2020 Balance	$2,877	$—	$496	$4,979	$2,532	$5,719	$5,388	$5,596	$506

(1)
During 2018, Highbridge purchased $3.6 million of the indebtedness held by Mudrick.

(2)
On any interest payment date, Seller issues to each holder of debt additional debt in the amount of the interest due on such interest payment date.

Second Lien Conversion Agreement for Second Lien Notes
In connection with and conditioned upon the consummation of the business combination, pursuant to the Second Lien Conversion Agreement, holders of all of the outstanding Second Lien Notes have agreed and consented to convert their Second Lien Notes to Seller common stock in accordance with the terms of such notes immediately prior to the consummation of the business combination.

Exchange Agreement for 1.5 Lien Notes and Excess Notes
Pursuant to the terms of the Exchange Agreement, the holders of the 1.5 Lien Notes and the Excess Notes have agreed that in connection with and conditioned upon the consummation of the business combination, (1) the holders of the Excess Notes will transfer the Excess Notes to Acquisition Sub in exchange, at 100% of the principal aggregate amount of such Excess Notes, for shares of HYMC Class A common stock valued at $10.00 per share and the Excess Note Cash Payment Amount, if any, and (2) the 1.5 Lien Noteholders will transfer the 1.5 Lien Notes to Acquisition Sub in exchange, at 110% of the principal aggregate amount of such 1.5 Lien Notes, for shares of HYMC Class A common stock valued at $10.00 per share and the 1.5 Lien Cash Payment Amount, if any. Thereafter, the Excess Notes and the 1.5 Lien Notes will be transferred to Seller as part of the consideration in the business combination and cancelled by Seller in full satisfaction of all outstanding obligations thereunder.
Registration Rights Agreement
In connection with the consummation of the business combination, HYMC will enter into an Amended and Restated Registration Rights Agreement with the restricted stockholders to register the shares of HYMC Class A common stock and, to the extent applicable, warrants, currently held or subsequently acquired by such holders, whether through conversion, exchange or otherwise. The Amended and Restated Registration Rights Agreement would provide the parties with demand and piggyback registration rights for underwritten offerings and shelf registration rights for underwritten and non-underwritten offerings, in each case with the costs associated with such preparation and registration to be borne by HYMC other than any applicable underwriting fees for the sale of securities. HYMC may be required to register up to approximately 63 million shares of HYMC Class A common stock pursuant to the Amended and Restated Registration Rights Agreement. The restricted stockholders will agree not to sell, transfer, pledge or otherwise dispose of shares of HYMC Class A common stock they hold or receive, subject to certain exceptions, for certain time periods specified therein.
Employment Arrangements
In contemplation of the business combination, Seller entered into amended and restated employment agreements with its named executive officers. For more information regarding these agreements with Seller’s named executive officers, please see “Executive Compensation — Seller — Employment Arrangements” of this joint proxy statement/prospectus.
Equity Award Grants to Executive Officers
As a condition to the business combination and as provided in MUDS’ Incentive Plan Proposal, HYMC will adopt and approve the Incentive Plan. HYMC will issue to each holder of Seller equity awards replacement equity incentive awards in connection with the consummation of the business combination in the form of an equivalent value of restricted stock units convertible into shares of HYMC Class A common stock and upon substantially identical terms and vesting conditions. Seller has granted equity awards to each of its officers, including its named executive officers.
Under the terms of employment agreements entered into with Messrs. Buffington and Jones, they were each entitled to an equity incentive award. In February, 2019, the Company authorized time-based and performance-based equity incentive awards to Messrs. Buffington and Jones, respectively, in the form of restricted stock units convertible following vesting into shares of Seller common stock. Under the terms of those agreements and as provided in the Purchase Agreement, the obligations under such equity awards will be assumed by MUDS in connection with the business combination and mirror replacement equity awards in the form of substantially similar restricted stock units convertible into shares of HYMC Class A common stock will be issued in connection with the consummation of the business combination. For more information regarding the equity awards granted to Seller’s named executive officers please see “Executive Compensation — Seller — 2019 Outstanding Equity Awards at Fiscal Year-End Table” of this joint proxy statement/prospectus.
Indemnification Agreements
Seller has entered into indemnification agreements with each of its directors and officers. The indemnification agreements and the amended and restated bylaws to be in effect upon the consummation of the business combination require HYMC to indemnify all directors and officers to the fullest extent permitted by Delaware law against any and all expenses, judgments, liabilities, fines, penalties, and amounts paid in settlement of any claims. The indemnification agreements will also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to HYMC if it is found that such indemnitee is not entitled to such indemnification under applicable law.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to MUDS regarding (i) the actual beneficial ownership of MUDS common stock as of the record date (pre-business combination) and (ii) expected beneficial ownership of HYMC Class A common stock immediately following consummation of the business combination (post-business combination), assuming that no public shares are redeemed, and alternatively the maximum number of public shares are redeemed, by:
•
each person who is, or is expected to be, the beneficial owner of more than five percent (5%) of the outstanding shares of our common stock;

•
each of MUDS’ current officers and directors;

•
each person who will become a named officer or director of MUDS; and

•
all current executive officers and directors of MUDS, as a group, and all executive officers and directors of HYMC following consummation of the business combination, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of MUDS common stock pre-business combination is based on 12,109,287 shares of common stock (of which 6,909,287 are MUDS Class A common stock and 5,200,000 are founder shares held by the initial stockholders) issued and outstanding as of April 17, 2020.
The expected beneficial ownership of shares of HYMC Class A common stock post-business combination, assuming no public shares are redeemed, has been determined based upon the following assumptions: (i) no public stockholder has exercised its redemption rights to receive cash from the trust account in exchange for its shares of MUDS Class A common stock, (ii) there will be an aggregate of 50,000,610 shares of HYMC Class A common stock issued and outstanding at the closing of the business combination, (iii) 315,163 shares of Class A common stock have been issued in the private investment, (iv) 1,000,000 shares of Class A common stock have been issued in an incremental equity investment, (v) approximately 20,871,243 shares of Class A common stock have been issued in the exchange, (vi) 625,000 shares of Class A common stock and 2,500,000 units have been issued to sponsor in the forward purchase, (vii) approximately 1,941,667 shares of Class B common stock have been surrendered by sponsor pursuant to the Parent Sponsor Letter Agreement, (viii) approximately 456,104 shares of Class A common stock have been issued in the underwriting commission issuance, (ix) approximately 495,056 shares of Class A common stock have been issued to lender in the lender issuance, (x) approximately 13,570,423 shares of Class A common stock have been issued to Seller and promptly distributed to Seller stockholders in the business combination and (xi) none of the public warrants, private placement warrants, PIPE warrants or Seller warrants have been exercised.
The expected beneficial ownership of shares of HYMC Class A common stock post-business combination, assuming all public shares have been redeemed, has been determined based upon the following assumptions: (i) public stockholders have exercised their redemption rights with respect to 6,909,287 shares of MUDS Class A common stock, (ii) there will be an aggregate of 50,057,687 shares of HYMC Class A common stock issued and outstanding at the closing of the business combination, (iii) 6,500,000 shares of Class A common stock have been issued in the private investment, (iv) 2,000,000 shares of Class A common stock have been issued in an incremental equity investment, (v) approximately 20,871,243 shares of Class A common stock have been issued in the exchange, (vi) 625,000 shares of Class A common stock and 2,500,000 units have been issued to sponsor in the forward purchase, (vii) approximately 3,584,616 shares of Class B common stock have been surrendered by sponsor pursuant to the Parent Sponsor Letter Agreement, (viii) approximately 237,067 shares of Class A common stock have been issued in the underwriting commission issuance, (ix) approximately 495,621 shares of Class A common stock have been issued to lender in the lender issuance, (x) approximately 15,213,372 shares of Class A common stock have been issued to Seller and promptly distributed to Seller stockholders in the business combination and (xi) none of the public warrants, private placement warrants, PIPE warrants or Seller warrants have been exercised.

Unless otherwise indicated, MUDS believes that all persons named in the table below have sole voting and investment power with respect to all MUDS securities beneficially owned by them.
			After the Business Combination
	Before the Business Combination(1)		No redemption		With maximum redemption
Beneficial owners(2)	Number of Shares	% owned	Number of Shares	% owned	Number of Shares	% owned
Mudrick Capital Acquisition Holdings LLC(3)	5,200,000	42.9%	6,383,333	12.8%	4,740,384	9.5%
Jason Mudrick(3)(9)	5,200,000	42.9%	20,043,951	40.0%	21,498,231	42.9%
Victor Danh(4)	—	—	—	—	—	—
David Kirsch(4)	—	—	—	—	—	—
Glenn Springer(4)	—	—	—	—	—	—
Dennis Stogsdill(4)	—	—	—	—	—	—
Timothy Daileader(4)	—	—	—	—	—	—
Dr. Brian Kushner(4)	—	—	—	—	—	—
All directors and executive officers of MUDS as a group (7 individuals)	5,200,000	42.9%	20,043,951	40%	21,498,231	42.9%
Glazer Capital, LLC(5)	2,001,857	16.5%	2,001,857	4.0%	0	0%
Bank of Montreal(6)	1,150,000	9.5%	1,150,000	2.3%	0	0%
Karpus Investment Management(7)	1,245,345	10.3%	1,245,345	2.5%	0	0%
Weiss Asset Management LP (8)	940,199	7.8%	940,199	1.9%	0	0%
Mudrick Capital Management L.P. and affiliated entities(9)	—	—	13,660,618	27.3%	16,757,847	33.5%
Whitebox Advisors and affiliated entities(10)	—	—	9,628,657	19.3%	11,811,296	23.6%
Highbridge Capital Management LLC and affiliated entities(11)	—	—	5,497,288	11.0%	6,742,601	13.5%
Aristeia Capital, LLC and affiliated entities(12)	—	—	3,690,548	7.4%	4,527,823	9.0%
Wolverine Asset Management, LLC and affiliated entities(13)	—	—	1,790,698	3.6%	2,196,823	4.4%
Randy Buffington	—	—	—	—	—	—
Stephen M. Jones	—	—	—	—	—	—
John Ellis	—	—	—	—	—	—
Michael Harrison(14)	—	—	—	—	—	—
Eugene Davis	—	—	—	—	—	—
Marni Wieshofer	—	—	—	—	—	—
Thomas Weng	—	—	—	—	—	—
All directors and executive officers of HYMC as a group (8 individuals)(15)	—	—	—	—	—	—
Total Shares	10,537,401	87.0%	45,988,543	92.0%	46,776,774	93.4%

*
Less than 1 percent.

(1)
Note that public information regarding the beneficial ownership of shares of Class A common stock is only available for a date prior to the redemption of shares of Class A common stock and therefore the ownership reported equals greater than 100% of the accurate outstanding shares of Class A common stock.

(2)
Unless otherwise noted, the business address of each of the following entities or individuals is 527 Madison Avenue, 6th Floor, New York, New York 10022.

(3)
Interests shown before the business combination consist solely of founder shares, classified as shares of Class B common stock. Such shares are convertible into shares of Class A common stock on a one-for-one basis, subject to adjustment. Our sponsor is the record holder of such shares. Mudrick Capital Management, L.P. is the managing member of our sponsor and has voting and investment discretion with respect to the securities held by our sponsor. Jason Mudrick is the sole member of Mudrick Capital Management, LLC, the general partner of Mudrick Capital Management, L.P. As such, Mudrick Capital Management, L.P., Mudrick Capital Management, LLC and Jason Mudrick may be deemed to have beneficial ownership of the common stock held directly by our sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Our sponsor is 100% owned by investment funds and separate accounts managed by Mudrick Capital Management, L.P.

(4)
Such individual has a pecuniary interest in shares of Class B common stock of the issuer through his ownership of membership interests of our sponsor but does not beneficially own such shares.

(5)
Based on a Schedule 13G filed with the SEC on February 14, 2020. Such shares are held by certain funds and managed accounts to which Glazer Capital, LLC, a Delaware limited liability company (“Glazer Capital”), served as investment manager. Paul J. Glazer serves as the managing member of Glazer Capital and share with Glazer Capital the power to vote and the power to direct the disposition of all Shares held by the Fund. Ari Glass is the Managing Member of the Adviser. The business address of such holders is 250 West 55 Street Suite 30A, New York, New York 10019. The share numbers and percentages reflect most recently publicly available information, which pre-date the redemption of shares of Class A common stock.

(6)
Based on a Schedule 13G filed with the SEC on February 14, 2020. These securities are held through BMO Capital Markets Corp., a subsidiary of Bank of Montreal, for certain employee benefit plans, trust and/or customer accounts The business address of Bank of Montreal is 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1. The business address of BMO Capital Markets Corp. is 3 Times Square, New York, NY 10036. The share numbers and percentages reflect most recently publicly available information, which pre-date the redemption of shares of Class A common stock.

(7)
Based on a Schedule 13G filed with the SEC on February 14, 2020. Such shares are held by Karpus Management, Inc. d/b/a Karpus Investment Management. The business address of such holders is 183 Sully’s Trail, Pittsford, New York 14534. The share numbers and percentages reflect most recently publicly available information, which pre-date the redemption of shares of Class A common stock.

(8)
Based on a Schedule 13G filed with the SEC on February 13, 2020. Such shares are held by Weiss Asset Management LP and BIP GP LLC. Shares reported for BIP GP LLC include shares beneficially owned by a private investment partnership (the “Partnership”) of which BIP GP LLC is the sole general partner. Weiss Asset Management LP is the sole investment manager to the Partnership. WAM GP LLC is the sole general partner of Weiss Asset Management LP. Andrew Weiss is the managing member of WAM GP LLC and BIP GP LLC. Shares reported for WAM GP LLC, Andrew Weiss and Weiss Asset Management LP include shares beneficially owned by the Partnership. The business address of such holders is 527 Madison Avenue, 6th Floor, New York, NY 10022. The share numbers and percentages reflect most recently publicly available information, which pre-date the redemption of shares of Class A common stock.

(9)
Mudrick Capital Management, L.P. is the investment manager of Blackwell Partners LLC — Series A, Boston Patriot Batterymarch St. LLC, Boston Patriot Newbury St. LLC, Mercer QIF Fund PLC, Mudrick Distressed Opportunity Drawdown Fund, L.P., Mudrick Distressed Opportunity Fund Global

L.P., Mudrick Distressed Opportunity Specialty Fund, LP, Mudrick Distressed Senior Secured Fund Global, L.P., (the “Mudrick Funds”) and holds voting and dispositive power over the shares of Class A common stock held by the Mudrick Funds. Mudrick Capital Management, LLC is the general partner of Mudrick Capital Management, L.P., and Jason Mudrick is the sole member of Mudrick Capital Management, LLC. As such, Jason Mudrick may be deemed to have beneficial ownership of the shares of Class A common stock held by the Mudrick Funds. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(10)
Whitebox Advisors LLC is the investment manager of Whitebox Institutional Partners, LP, Whitebox Asymmetric Partners, LP, Whitebox Credit Partners, LP, Whitebox Multi-Strategy Partners, LP (the “Whitebox Funds”) and holds voting and disposable power over the shares of the Company held by the Whitebox Funds. Whitebox Advisors LLC is owned by Robert Vogel, Paul Twitchell, Jacob Mercer, Paul Roos, and Mark Strefling. The address of these persons is 3033 Excelsior Blvd, Suite 500, Minneapolis, Minnesota 55416.

(11)
Highbridge Capital Management, LLC (“HCM”), the trading manager of Highbridge MSF International Ltd. (“MSF”) and Highbridge Tactical Credit Master Fund, L.P. (“TCF” and, together with MSF, the “Highbridge Funds”), may be deemed to be the beneficial owner of the shares held by the Highbridge Funds. Mark Vanacore is responsible for the investment and voting decisions made by HCM with respect to the shares held by MSF, and Jonathan Segal and Jason Hempel are responsible for the investment and voting decisions made by HCM with respect to the shares held by TCF. The Highbridge Funds and the foregoing individuals disclaim any beneficial ownership of these shares. The business address of HCM is 277 Park Avenue, 23rd Floor, New York, NY 10172 and the business address of the Highbridge Funds is c/o HedgeServ (Cayman) Ltd., Cricket Square, Floor 6, George Town, Grand Cayman KY1-1104, Cayman Islands.

(12)
Aristeia Capital, L.L.C. and Aristeia Advisors, L.P. (collectively, “Aristeia”) may be deemed the beneficial owners of the securities described herein in their capacity as the investment manager and/or general partner, as the case may be, of Aristeia Master, L.P. and Windermere Ireland Fund PLC (collectively, the “Aristeia Funds”), which are the holders of such securities. As investment manager, trading advisor and/or general partner of each Aristeia Fund, Aristeia has voting and investment control with respect to the securities held by each Aristeia Fund. Anthony M. Frascella and William R. Techar are the Co-Chief Investment Officers of Aristeia. Each of Aristeia and such individuals disclaim beneficial ownership of the securities referenced herein except to the extent of its or his direct or indirect economic interest in the Aristeia Funds.The business address of such holders is One Greenwich Plaza, Third Floor, Greenwich, Connecticut 06830.

(13)
Wolverine Asset Management, LLC is wholly owned by Wolverine Holdings, L.P. (“Wolverine Holdings”). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings. The business address of such holders is 175 W. Jackson Blvd., Suite 340, Chicago, Illinois 60604.

(14)
Mr. Harrison disclaims beneficial ownership of securities to be issued to Sprott entities pursuant to the Purchase Agreement.

(15)
As to disclaimers of beneficial ownership with respect to Mr. Kirsch, see footnote (4) above.

MUDS’ initial stockholders beneficially own approximately 42.9% of MUDS’ issued and outstanding common stock and hold all of the outstanding founder shares. Because of their ownership block, MUDS’ initial stockholders may be able to effectively influence the outcome of all other matters requiring approval by MUDS’ stockholders, including amendments to MUDS’ existing charter and approval of significant corporate transactions.

PRICE RANGE OF SECURITIES AND DIVIDENDS
MUDS
Price Range of MUDS’ Securities
MUDS units, each of which consists of one share of MUDS Class A common stock, par value $0.0001 per share, and one MUDS warrant to purchase one shares of Class A common stock, began trading on NASDAQ under the symbol “MUDSU” on February 8, 2018. On March 8, 2018, MUDS announced that holders of public units could elect to separately trade the MUDS Class A common stock and the MUDS warrants included in the public units, or to continue to trade the MUDS units without separating them. On March 12, 2018, the MUDS Class A common stock and MUDS warrants began trading on NASDAQ under the symbols “MUDS” and “MUDSW,” respectively. Each MUDS warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustments as described in MUDS’ final prospectus dated February 8, 2018, which was filed with the SEC. MUDS warrants may only be exercised for a whole number of shares of Class A common stock and will become exercisable 30 days after the completion of an initial business combination. MUDS warrants will expire five years after the completion of an initial business combination or earlier upon redemption or liquidation as described in this joint proxy statement/prospectus.
The following table sets forth, for the calendar quarter indicated, the high and low sales prices per MUDS public unit, MUDS Class A common stock and MUDS’ public warrant as reported on NASDAQ for the periods presented.
		Q2 2019	Q3 2019	Q4 2019	Q1 2020
Public unit	High	$10.65	$10.85	$10.85	$13.49
	Low	$10.45	$10.35	$10.63	$10.35
MUDS Class A common stock	High	$10.20	$10.29	$10.34	$10.41
	Low	$10.04	$10.17	$10.18	$9.80
MUDS Public Warrant	High	$0.56	$2.19	$0.65	$0.35
	Low	$0.40	$0.43	$0.45	$0.30
On January 13, 2020, the last trading day before the public announcement of the business combination, the public units, MUDS Class A common stock and MUDS’ public warrants closed at $10.67, $10.37 and $0.70, respectively.
Dividend Policy of MUDS
MUDS has not paid any cash dividends on the MUDS Class A common stock to date and does not intend to pay cash dividends prior to the completion of the business combination. Following completion of the business combination, the HYMC Board will consider whether or not to institute a dividend policy. It is the present intention of MUDS to retain any earnings for use in its business operations and, accordingly, MUDS does not anticipate the MUDS Board declaring any dividends in the foreseeable future.
Seller
Price Range of Seller Securities
Historical market price information regarding Seller is not provided because there is no public market for Seller’s shares. Seller has not paid any dividends or made any distributions on its equity since its emergence from federal bankruptcy proceedings.
Following approval of the plan of dissolution and the consummation of the business combination, Seller will promptly file its certificate of dissolution and distribute the purchase shares to its stockholders on a pro-rata basis pursuant to the plan of dissolution.

Holders of outstanding Seller warrants do not have any rights as stockholders of Seller and will not receive any assets upon distribution pursuant to the plan of dissolution unless such holders duly and validly exercise such Seller warrants prior to the consummation of the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants will be exercisable to purchase shares of HYMC Class A common stock, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement. The distribution is expected to be made promptly following the issuance to Seller of purchase shares of HYMC Class A common stock in the business combination. Holders of Seller warrants that wish to participate in the distribution of purchase shares must exercise their Seller warrants at a price as of May 1, 2020 of $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination.

APPRAISAL RIGHTS
MUDS Stockholder Appraisal Rights
MUDS stockholders do not have appraisal rights in connection with the business combination under Delaware law.
Seller Stockholder Appraisal Rights
Seller stockholders do not have appraisal rights in connection with the business combination under Delaware law.

MUDS PROPOSALS
PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
MUDS is asking its stockholders to adopt the Purchase Agreement, the Exchange Agreement, the Second Lien Conversion Agreement and approve the transactions contemplated thereby. MUDS stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Purchase Agreement and the Exchange Agreement, which are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively.
Please see the subsection entitled “The Business Combination” beginning at page 100 of this joint proxy statement/prospectus for additional information and a summary of certain terms of the business combination and please see the subsection entitled “The Purchase Agreement and Related Agreements” beginning at page 159 of this joint proxy statement/prospectus for additional information and a summary of certain terms of the Purchase Agreement and the Exchange Agreement. You are urged to read carefully the Purchase Agreement in its entirety before voting on this proposal.
Vote Required for Approval
The transactions contemplated by the Purchase Agreement, the Exchange Agreement and the Second Lien Conversion Agreement will be consummated only if the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are approved at the MUDS special meeting. Each of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal are cross-conditioned on the approval of each other. The Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal.
This Business Combination Proposal (and consequently, the Purchase Agreement, the Exchange Agreement, the Second Lien Conversion Agreement and the transactions contemplated thereby) will be adopted and approved only if a majority of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon vote “FOR” the Business Combination Proposal. Failure to vote by proxy or to vote in person at the MUDS special meeting will have no effect on the vote. An abstention from voting will have no effect on the vote with respect to the Business Combination Proposal.
As of the date of this joint proxy statement/prospectus, the initial stockholders have agreed to vote their founder shares and any public shares they may hold in favor of the business combination. Currently, the initial stockholders own approximately 42.9% of MUDS’ issued and outstanding common stock, including all of the outstanding founder shares.
Recommendation of the Board of Directors
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR”
THE BUSINESS COMBINATION PROPOSAL.

PROPOSALS NO. 2 THROUGH 8 — THE CHARTER PROPOSALS
If the business combination is to be consummated, MUDS will replace its existing charter with the proposed charter in the form attached to this joint proxy statement/prospectus as Annex F, which, in the judgment of the MUDS Board, is necessary to adequately address the needs of the post-business combination company.
MUDS’ stockholders are asked to consider and vote to approve seven separate proposals in connection with the replacement of the existing charter with the proposed charter. The Charter Proposals are conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal. Accordingly, if the Business Combination Proposal or the NASDAQ Proposal is not approved, the Charter Proposals will have no effect, even if approved by holders of MUDS common stock.
The following table summarizes the principal proposed changes and the differences between the existing charter and the proposed charter. This summary is qualified by reference to the complete text of the proposed charter, a copy of which is attached to this joint proxy statement/prospectus as Annex F. All stockholders are encouraged to read the proposed charter in its entirety for a more complete description of its terms.
	Existing Charter	Proposed Charter
Number of Authorized Shares (Proposal No. 2)
The existing charter provides that the total number of authorized shares of all classes of capital stock is 111,000,000 shares, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of Class A common stock and (ii) 10,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.
See Section 4.1 of the existing charter.

The proposed charter increases the total number of authorized shares of all classes of capital stock to 410,000,000, consisting of (a) 400,000,000 shares of Class A common stock and (b) 10,000,000 shares of preferred stock. The post-business combination company will not have Class B common stock.
See Section 4.1 of the proposed charter.

Board Declassification (Proposal No. 3)
The existing charter requires that the board of directors be divided into three classes, with only one class of directors being elected each year and members of each class (except for those directors appointed prior to MUDS’ first annual meeting of stockholders) serving a three-year term.
See Article V of the existing charter.
The proposed charter provides for annual board elections for all directors. Directors elected will hold office until the next annual meeting of stockholders. See Article V of the proposed charter.
Corporate Opportunities (Proposal No. 4)	The existing charter provides that the “corporate opportunities” doctrine shall apply to any of the directors or officers, but only with respect to such opportunities that (i) the company is legally and contractually permitted to undertake and would otherwise be reasonable for the company to pursue and (ii) the director or	The proposed charter provides that certain transactions would not be considered “corporate opportunities” and that each Exempted Person (which shall include Mudrick Capital, Highbridge, Whitebox, Aristeia, Wolverine and their respective affiliates, directors and officers) is not subject to the doctrine of

	Existing Charter	Proposed Charter
officer is permitted to refer that opportunity to the company without violating any legal obligation. See Article X of the existing charter.
corporate opportunity and does not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the company or any of its subsidiaries.
See Section Article IX of the proposed certificate.

Action By Written Consent (Proposal No. 5)
The existing charter prohibits actions required or permitted to be taken by stockholders from being effected by written consent of the stockholders and requires that such actions be effected by a duly called annual or special meeting.
See Article VII of the existing charter.

The proposed charter permits stockholders to take any action required or permitted to be taken at a meeting to be taken by written consent, provided that notice shall be given to stockholders who have not consented in writing.
See Article VII of the proposed charter.

Opt Out of Section 203 of the DGCL (Proposal No. 6)	Section 203 of the DGCL is a default provision of the DGCL. Because the existing charter does not “opt out” of this provision, the company is currently subject to the requirements of Section 203 of the DGCL.
The proposed charter provides that the company will not be governed by Section 203 of the DGCL and, instead, includes a provision that is substantially similar to Section 203 of the DGCL, but excludes each Sponsor Holder (which shall include funds affiliated with sponsor, funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and their respective affiliates) from the definition of “interested stockholder” and makes certain related changes.
See Article X of the proposed certificate.

	Existing Charter	Proposed Charter
Limitation of Exclusive Forum Provision (Proposal No. 7)
The existing charter adopts the Court of Chancery of the State of Delaware (the “Chancery Court”) as the sole and exclusive forum for certain stockholder litigation, except for any action as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court and to which jurisdiction such party does not consent, which is vested in the exclusive jurisdiction of another court or forum, or for which the Chancery Court does not have subject matter jurisdiction.
See Article XII of the existing charter.

The proposed charter modifies such provision to clarify that the exclusive jurisdiction of the Chancery Court shall not apply to any action to enforce any liability or duty under the Securities Act or the Exchange Act for which there is exclusive federal or concurrent federal and state jurisdiction.
See Article XII of the proposed charter.

VOTE REQUIRED FOR APPROVAL OF EACH OF THE CHARTER PROPOSALS
The approval of each of Proposal No. 2 through Proposal No. 8 below requires the affirmative vote of holders of a majority of MUDS’ outstanding shares of common stock entitled to vote at the MUDS special meeting.
PROPOSAL NO. 2: NUMBER OF AUTHORIZED SHARES
The 410,000,000 authorized shares of capital stock in the proposed charter, consisting of 400,000,000 shares of Class A common stock and 10,000,000 shares of preferred stock, represents an increase from the existing authorization of 111,000,000 shares of capital stock, consisting of 110,000,000 shares of common stock (of which 100,000,000 are authorized shares of Class A common stock and 10,000,000 are authorized shares of Class B common stock) and 1,000,000 shares of preferred stock in the existing charter. It is anticipated that there will be approximately 48,442,303 shares issued in connection with the business combination, the private investment, an incremental equity investment, the forward purchase, the underwriting commission issuance and the lender issuance, resulting in approximately 50,057,687 shares of HYMC Class A common stock outstanding immediately following the business combination (assuming the maximum redemption scenario). The HYMC 2020 Performance and Incentive Pay Plan (the “Incentive Plan”) will reserve for issuance a number of shares equal to 5% of the issued and outstanding shares of HYMC Class A common stock immediately following the business combination (giving effect to the redemptions of MUDS’ public shares), which is estimated to be approximately 2,502,884 shares, also assuming the maximum redemption scenario. An additional 34,290,000 shares will be reserved for issuance in connection with the public warrants, the private placement warrants, the PIPE warrants and the warrants included in the forward purchase units, which will remain outstanding following the consummation of the business combination. In addition, subject to the terms and conditions of the Purchase Agreement, each Seller warrant outstanding and unexercised immediately prior to the effective time of the business combination will be assumed by HYMC following the consummation of the business combination and, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, will be exercisable to purchase shares of HYMC Class A common stock.
Although MUDS has a sufficient number of authorized but unissued shares of common stock to complete the business combination and the other issuances described in this joint proxy statement/prospectus, the MUDS Board has determined that the increase in the number of shares of authorized HYMC Class A common stock is desirable and in the best interests of stockholders because it will enhance HYMC’s flexibility to consider and respond to future business needs and opportunities as they arise from time to time following the consummation of the business combination, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. Although there is no present intention to issue any shares beyond those contemplated by the Purchase Agreement, the exchange, the private investment, the forward purchase, the underwriting commission issuance or the lender issuance, or otherwise in the ordinary course of business, the additional authorized shares of common stock would be issuable for any proper corporate purpose, including without limitation, stock splits, stock dividends, future acquisitions, investment opportunities, capital raising transactions of equity or convertible debt securities, issuances under current or future equity compensation plans or for other corporate purposes. HYMC’s authorized but unissued shares of Class A common stock and preferred stock will be available for future issuances without stockholder approval (except to the extent otherwise required by law or NASDAQ rules) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.
Since stockholders of HYMC will have no preemptive rights, the HYMC Board may issue shares, including the additional authorized shares, at any time without further authorization from such stockholders, except to the extent otherwise required by law or NASDAQ rules. The terms upon which any such securities may be issued will be determined by the HYMC Board.
If approved, the additional shares of HYMC Class A common stock will have rights as described in “Description of Securities” beginning on page 277. Incidental effects of the increase in the outstanding number of shares of HYMC Class A common stock may include dilution of ownership and voting power of existing holders of MUDS common stock. HYMC could also use the increased number of shares of HYMC Class A common stock for potential strategic transactions, including, among other things, acquisitions, strategic partnerships, joint ventures, restructurings, business combinations and investments, although there are no immediate plans to do so. No assurance can be given that any such transactions will (i) be completed on favorable terms or at all, (ii) enhance stockholder value or (iii) not adversely affect the business or trading price of common stock of HYMC.
The determination to increase the number of authorized shares of HYMC Class A common stock has been prompted by business and financial considerations and not by the threat of any known or threatened hostile takeover attempt. However, stockholders should be aware that, while not the current intention, approval of this Proposal No. 4 could facilitate future efforts by HYMC to deter or prevent changes in control of HYMC, including transactions the HYMC Board determines are not in the best interests of HYMC or its stockholders. For example, without further stockholder approval, the HYMC Board could sell shares of HYMC Class A common stock in a private transaction to purchasers who would oppose a takeover or favor the HYMC Board. At the present time, there is no intention to use any additional shares for anti-takeover purposes.
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR”
PROPOSAL NO. 2.
PROPOSAL NO. 3: BOARD DECLASSIFICATION
As many U.S. companies continue to declassify their board structures largely in response to investor sentiment and greater commitment to good corporate governance, the MUDS Board believes that following the consummation of the business combination, all MUDS directors should be elected annually. Accordingly, implementing annual elections for all directors would support MUDS’ (and, after the consummation of the business combination, HYMC’s) efforts to adopt governance “best practices” that are in-line with evolving corporate governance practices. Annual elections enhance the accountability of directors to stockholders, as such elections provide stockholders with the opportunity to register their views on the entire board at each annual meeting. In addition, Delaware law permits directors of a declassified board to be removed upon the requisite stockholder vote, whether for cause or without cause.
The MUDS Board has evaluated the merits of a declassified board structure in light of MUDS’ continuing commitment to accountability and high standards of corporate governance, and determined that the annual election of all directors is in the best interests of MUDS’ stockholders.
The approval of Proposal No. 3 would eliminate the classification of the HYMC Board effective immediately upon the consummation of the business combination and provide for the annual election of all directors beginning at the next annual meeting thereafter. As indicated in Proposal No. 9 (The Director Election Proposal), if this Proposal No. 3 is approved, Randy Buffington, John Ellis, Michael Harrison, David Kirsch, Eugene Davis, Marni Wieshofer and Thomas Weng, will, if elected, each serve until HYMC’s 2020 annual meeting and until their respective successors are duly elected and qualified.
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3.
PROPOSAL NO. 4: CORPORATE OPPORTUNITIES
The amendment to Article X (Corporate Opportunity) provides that certain transactions are not “corporate opportunities” and that each of Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and the investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and their respective successors and affiliates and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any of the foregoing who serve as officers or directors of HYMC (each, an “Exempted Person”) are not subject to the doctrine of corporate opportunity and do not have any fiduciary duty from refraining from engaging directly or indirectly in the same or similar business activities or lines of businesses as HYMC or any of its subsidiaries. The existing charter provides that the doctrine of corporate opportunity would not apply to MUDS or its officers or directors, with certain exceptions.
In connection with the direct or indirect holdings of HYMC by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine, and in recognition of the benefits derived from HYMC’s relationships with Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and the difficulties attendant to any directors to satisfy his or her fiduciary duties to HYMC, the MUDS Board recommends the approval of the proposed corporate opportunities amendment that permits Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and any of their respective managers, officers, directors, agents, stockholders, members, partners affiliates and subsidiaries (other than HYMC and its subsidiaries) to engage in a business or business line that is the same as or similar to HYMC and for HYMC to renounce their respective interest or expectancy in any corporate opportunity offered to such directors unless such opportunity is expressly offered to such director or officer in his or her capacity as a director or officer of HYMC.
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4.
PROPOSAL NO. 5: ACTION BY WRITTEN CONSENT
The existing charter provides that no action required or permitted to be taken at any annual or special meeting of stockholders of MUDS may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of an action, is specifically denied. In effect, the stockholders of MUDS have no right to act by written consent in lieu of meeting. As a result, any stockholder vote at any time other than during an annual meeting of stockholders requires MUDS to convene a special meeting of stockholders. This provision of the existing charter therefore acts as a bar to the stockholder franchise and may have the effect of entrenching management. Allowing stockholders to act by written consent in lieu of meeting could also act as a cost-saving mechanism, saving HYMC the expense of proxy solicitation for matters requiring a stockholder vote which occur between annual meetings.
The amendment to Article VII of the proposed charter proposes that any action required or permitted to be taken at an annual or special meeting of stockholders of HYMC may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of the issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 5.

PROPOSAL 6: OPT OUT OF SECTION 203 OF THE DGCL
The proposed charter includes an election for HYMC not to be governed by Section 203 of the DGCL and, instead, includes the addition of a provision that is substantially similar to Section 203 of the DGCL, but excludes the investment funds affiliated with sponsor and the investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and their respective successors and affiliates (the “Sponsor Holders”) from the definition of “interested stockholder,” and to make certain related changes. Upon the consummation of the business combination, the Sponsor Holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203, as the MUDS Board approved the business combination in which the Sponsor Holders became interested stockholders prior to such time as they became interested stockholders.
The amendment is intended to shield stockholders from the coercions of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction. HYMC will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning fifteen percent (15%) or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the outstanding stock of the corporation at the time of the transaction (excluding stock owned by certain persons), or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds (66 2∕3%) of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in the certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.
The MUDS Board has elected to opt out of Section 203, but the MUDS Board believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the HYMC Board and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of HYMC. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the corporation that have not been approved by HYMC Board. The MUDS Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of HYMC without paying a fair premium to all stockholders. Thus, the MUDS Board has determined that the provisions included in Article X of the proposed charter are in the best interests of HYMC.
The proposed charter contains provisions that have the same effect as Section 203, except that they provide that the Sponsor Holders will not be deemed to be “interested stockholders,” regardless of the percentage of HYMC’s voting stock owned by them, and accordingly will not be subject to such restrictions. The MUDS Board has determined to exclude investment funds affiliated with sponsor and investment funds affiliated with or managed by Mudrick Capital, Whitebox, Highbridge, Aristeia and Wolverine and their affiliates from the definition of “interested stockholder” because sponsor currently holds voting power in excess of and immediately following the business combination these parties will hold voting power in excess of the 15% threshold under Section 203, such that “creeping control” without paying a fair premium to all stockholders, which Section 203 of the DGCL is intended to prevent, would not be applicable to such parties and their affiliates and transferees.
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6.

PROPOSAL 7: LIMITATION ON EXCLUSIVE FORUM PROVISION
The existing charter adopts the Court of Chancery of the State of Delaware (the “Chancery Court”) as the sole and exclusive forum for certain stockholder litigation, except for any action as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court and to which jurisdiction such party does not consent, which is vested in the exclusive jurisdiction of another court or forum, or for which the Chancery Court does not have subject matter jurisdiction. The proposed charter seeks to clarify that the current exclusive forum provision adopting the Chancery Court as the exclusive forum for certain stockholder litigation is also not applicable to any action to enforce any liability or duty under the Securities Act or the Exchange Act for which there is exclusive federal or concurrent federal and state jurisdiction.
The MUDS Board believes that clarifying that the exclusive forum provision of the proposed charter does not apply to actions asserted to enforce any liability or duty created by the Securities Act or Exchange Act or, in each case, the rules or regulations promulgated thereunder, will permit HYMC to comply with the jurisdictional limitations imposed by the federal securities laws and to provide clear notice of such limitations to HYMC’s stockholders, in conformity with recent SEC guidance regarding such limitations.
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” OF
PROPOSAL NO. 7.
PROPOSAL NO. 8: UPDATE OF OTHER PROVISIONS
Approval of each of the Charter Proposals, assuming the approval of each of the other condition precedent proposals, will result, upon consummation of the business combination, in the wholesale replacement of the existing charter with the proposed charter. While certain material changes between the existing charter and the proposed charter have been unbundled into distinct proposals, there are other differences between the existing charter and the proposed charter arising from, among other things, (i) the consummation of the business combination, including changing the post-business combination corporate name from “Mudrick Capital Acquisition Corporation” to “Hycroft Mining Holding Corporation” and removing certain obsolete provisions relating to MUDS’ status as a blank check company, such as its purpose of effecting a business combination and the establishment of a trust account and stockholder redemption rights, and the MUDS Class B common stock, such as conversion and voting rights related thereto, that will no longer apply upon consummation of the business combination, or (ii) administrative or clarifying revisions, including (a) providing that a majority of the votes cast may increase or decrease (but not below the current number) the number of shares of any class or classes of stock, and (b) the removal of language without substantive effect. The MUDS Board believes that all such changes are necessary to adequately address the needs of HYMC after the business combination and are appropriate for a public operating company.
These changes will be implemented (subject to the approval of the aforementioned related proposed and consummation of the business combination) if the MUDS stockholders approve this Proposal No. 8. We encourage stockholders to carefully review the terms of the proposed charter, attached hereto as Annex F.
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8.

PROPOSAL NO. 9 — THE DIRECTOR ELECTION PROPOSAL
Overview
The MUDS Board is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to MUDS’ first annual meeting of stockholders) serving a three-year term. If Proposal No. 3 is approved, the proposed charter will declassify the HYMC Board, with each director serving until his or her respective successor is duly elected and qualified, or until his or her earlier resignation, removal or death. In Proposal No. 9, we are requesting that stockholders approve and adopt a proposal to elect seven directors to the HYMC Board, effective immediately upon the closing of the business combination, to serve until HYMC’s 2020 annual meeting and until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death.
For more information on the experience of Randy Buffington, John Ellis, Michael Harrison, David Kirsch, Eugene Davis, Marni Wieshofer and Thomas Weng, please see the section entitled “Management After the Business Combination” commencing on page 270 of this joint proxy statement/prospectus.
Vote Required for Approval
If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the seven nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. Failure to vote by proxy or to vote in person at the MUDS special meeting, abstentions and broker non-votes will have no effect on the vote for the Director Election Proposal.
This proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal. If the Business Combination Proposal, the Charter Proposals or the NASDAQ Proposal is not approved, this proposal will have no effect, even if approved by MUDS’ stockholders.
Recommendation of the Board of Directors
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR”
THE ELECTION OF EACH OF THE SEVEN DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 10 — THE INCENTIVE PLAN PROPOSAL
Overview
In Proposal No. 10, we are requesting that stockholders approve and adopt the HYMC 2020 Performance and Incentive Pay Plan (the “Incentive Plan”) and the material terms thereunder. Pursuant to the terms of the Incentive Plan, a number of shares equal to 5% of the issued and outstanding shares of HYMC Class A common stock immediately following the business combination (after giving effect to the redemptions) will be reserved for issuance under the Incentive Plan. As of May 5, 2020, the latest practicable date, the closing price on the NASDAQ Capital Market per share of MUDS Class A common stock was $10.12. The MUDS Board approved the Incentive Plan on May 7, 2020, subject to stockholder approval at the MUDS special meeting. The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this joint proxy statement/prospectus as Annex C.
The HYMC 2020 Performance and Incentive Pay Plan
The purposes of the Incentive Plan are to (i) promote the interests of HYMC, its affiliates and its stockholders by using stock-based and cash-based incentives to attract, retain and motivate its management of other persons, including officers, directors, key employees and consultants; (ii) reward such persons’ contributions to the performance of HYMC; and (iii) to align their interests with the interests of HYMC’s stockholders.
Principal Provisions of the Performance and Incentive Pay Plan
The following summary of the Incentive Plan is not a complete description of the Incentive Plan and is qualified in its entirety by references to the full text of the Incentive Plan, copy of which is attached to this joint proxy statement/prospectus as Annex C.
Term of Incentive Plan.   The Incentive Plan will terminate ten years after its effective date, unless terminated earlier by the HYMC Board. The effective date of the Incentive Plan will be the date of the closing of the business combination, subject to stockholder approval at the MUDS special meeting.
Shares Subject to Incentive Plan.    The total number of shares of HYMC Class A common stock available for all grants under the Incentive Plan is equal to 5% of the issued and outstanding shares of HYMC Class A common stock immediately following the business combination (giving effect to the redemptions of MUDS’ public shares), which is estimated to be approximately 2,502,884 shares, assuming the maximum redemption scenario.
Administration.    The Compensation Committee, which will be comprised solely of non-employee directors, will administer the Incentive Plan. The Compensation Committee shall have the exclusive authority, subject to the terms of the Incentive Plan, to (i) interpret the terms of the Incentive Plan and any award agreement; (ii) select participants; and (iii) establish the terms and conditions of awards.
Eligibility.    Participants in the Incentive Plan consist of the officers, other key employees, non-employee directors, consultants and advisors of HYMC and its subsidiaries and affiliated entities. As of April 20, 2020, Seller had five officers and eight key employees, five non-employee directors, and approximately five consultants and advisors. The Compensation Committee of the Board of Directors, in its discretion, will select the individuals to whom awards will be granted, the time or times when such awards are granted, and the number of shares subject to each grant. A “subsidiary” is generally defined as any corporation or entity, other than HYMC, in an unbroken chain of corporations or other entities beginning with HYMC if each of the corporations, or other entities other than the last corporation or entity in the unbroken chain, owns 50% or more of the voting stock in one of the other corporations in such chain. An “affiliated entity” means any corporation or other entity controlled by HYMC and designated by the Compensation Committee as such.
Limitations.    The Incentive Plan provides that the maximum number of shares of HYMC Class A common stock that may be granted during any calendar year subject to restricted stock or restricted stock unit (“RSU”) awards to any one participant is 1,000,000. In addition, the maximum number of shares that may be issued through stock options (including incentive stock options) or stock appreciation rights during any calendar year to any one participant is 1,000,000. Further, the maximum number of shares that may be issued through awards of performance shares and performance units in any calendar year to any one participant is 1,000,000. The maximum number of shares that may be issued through other stock-based awards in any calendar year to one participant is 250,000. The aggregate maximum amount of any cash-based awards granted in any one calendar year to any one participant is not in excess of $5,000,000.
The maximum number of shares of HYMC Class A common stock that may be granted to non-employee directors shall be limited to an amount equal to 1,000,000 divided by the Fair Market Value of a share of HYMC Class A common stock on the applicable date of grant. In addition, the maximum aggregate number of shares of HYMC Class A common stock that may be issued to insiders (such as the Chief Executive Officer, the Chief Financial Officer and Chief Operating Officer, non-employee directors or significant stockholders), whether under the Incentive Plan or any other arrangement, may not exceed 10% of the total number of shares of HYMC Class A common stock outstanding.
Terms and Conditions of Options.    Each option will be evidenced by an award agreement. The Compensation Committee determines the exercise price of an option at the time it is granted, but that exercise price must equal at least 100% of the fair market value of HYMC common stock at the time the option is granted. “Fair market value” is generally based on the opening, closing, actual, high, low or average selling price of a share of HYMC Class A common stock reported on any established stock exchange or national market system including, without limitation, the NYSE and NASDAQ on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days as determined by the Compensation Committee in its discretion. Notwithstanding the foregoing, if the HYMC Class A common stock is not traded on an established exchange or national market system, the “Fair Market Value” means as applied to a specific date, the price of a share of HYMC Class A common stock that is based on the opening, closing, actual, high, low or average selling prices of a share of HYMC Class A common stock reported on any established stock exchange or national market system including without limitation the New York Stock Exchange and the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Compensation Committee in its discretion. Unless the Compensation Committee determines otherwise or unless otherwise specified in an award agreement, Fair Market Value shall be deemed to be equal to the closing price of a share of HYMC Class A common stock on the most recent date on which shares of HYMC Class A common stock were publicly traded. Notwithstanding the foregoing, if the HYMC Class A common stock is not traded on any established stock exchange or national market system, the Fair Market Value means the price of a share HYMC Class A common stock as established by the Compensation Committee acting in good faith based on a reasonable valuation method that is consistent with the requirements of Section 409A of the Code and the regulations thereunder.
Exercise of Options.   An option vests and becomes exercisable according to the terms specified in the award agreement that covers the option. The Compensation Committee may establish performance measures that must be satisfied as a condition to the grant of an option or to the exercisability of all or a portion of an option. Whether and under what circumstances an option may be exercised after the participant’s death, retirement, disability or other termination of employment are specified in the award agreement. The award agreement also specifies the means of payment that will be permitted. Among the forms of payment that may be permitted under the Incentive Plan are cash, surrender of shares the optionee holds, by requesting that HYMC withhold shares otherwise issuable upon exercise of the option, in cash by a broker-dealer acceptable to HYMC to whom the optionee has submitted an irrevocable notice of exercise or any combination of the foregoing.
Stock Appreciation Rights.    A stock appreciation right (“SAR”) gives the participant the right to receive the appreciated value in the HYMC Class A common stock when the SAR vests and the participant exercises it. The exercised SAR will generally be settled in HYMC Class A common stock, but the award agreement may permit the participant to choose to receive cash instead. The Compensation Committee may also elect to settle the SAR in cash. A SAR may be a freestanding SAR or a tandem SAR. A freestanding SAR is granted by itself. In contrast, a tandem SAR is granted in tandem with an option award.

Restricted Stock and Restricted Stock Units.   The Compensation Committee may grant awards of restricted stock and RSUs under the Incentive Plan. The number of shares of HYMC Class A common stock, subject to a restricted stock award, the number of share equivalent units subject to an RSU award and the performance measures (if any) and restriction period applicable to a restricted stock award or RSUs will be determined by the Compensation Committee. The award agreement covering a restricted stock award or RSUs will generally provide for: (i) a requirement that participants pay a stipulated purchase price for each share of restricted stock or RSU; (ii) restrictions based on achievement of specific performance goals; (iii) time-based restrictions on vesting; (iv) holding requirements; and/or (v) sale restrictions. Unless otherwise set forth in an award agreement, the holder of a restricted stock award will generally have all rights as a stockholder of HYMC, including voting rights and the right to receive dividends. Participants awarded RSUs may in the discretion of the Compensation Committee receive dividend equivalent units that are subject to terms and conditions set by the Compensation Committee.
Performance Shares and Performance Units.    The Compensation Committee may grant performance shares and performance units under the Incentive Plan. The number of performance shares or performance units subject to such awards will be determined by the Compensation Committee. The agreement relating to an award of performance shares or performance units will generally provide for the vesting of such awards if specified performance measures are met during the specified performance period. The award agreement will also specify whether such awards maybe settled in shares of HYMC Class A common stock, cash, or a combination of both and may specify whether the holder will be entitled to dividend equivalents at the time of payout of a performance share or performance unit award.
Other Stock-Based Awards.    The Compensation Committee may grant other equity-based or equity-related awards, including unrestricted shares of HYMC common stock that upon grant may be fully vested and non-forfeitable.
Cash-Based Incentive Awards.    The Compensation Committee may grant cash awards subject to the attainment of specified objective performance goals set forth in an award agreement.
Employment or Service Termination.    All of the terms relating to the vesting, exercise, cancellation or other disposition of awards granted under the Incentive Plan upon the holder’s termination of employment or separation from service to HYMC, whether because of disability, retirement, death, or other termination will generally be determined by the Compensation Committee. The determination will generally be made at the time of grant the award and will specified in the applicable award agreement.
Transferability of Plan Awards.    Unless otherwise specified in an award agreement, no award will be transferable other than by will or the laws of descent and distribution. In general, except as provided in the preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment, or similar process.
Amendment, Modification and Termination.    The HYMC Board may amend the Incentive Plan as it deems advisable, subject to any requirement of stockholder approval required by applicable law, rule, or regulation, including Section 422 of the Internal Revenue Code. Stockholder approval will be required for any amendment that would (i) increase the maximum number of shares of HYMC Class A common stock available for issuance under the Incentive Plan, (ii) effect any change inconsistent with Section 409A of the Internal Revenue Code, (iii) extend the term of the Incentive Plan, (iv) reduce the exercise price that would benefit an insider, (v) extend the term of an award granted under the Incentive Plan that would benefit an insider or (vi) remove or exceed insider and non-employee director participation limits imposed under the Incentive Plan. No amendment may impair the rights of a holder of an outstanding award without the consent of the holder. The HYMC Board may terminate the Incentive Plan. Termination of the Incentive Plan may not affect the terms or conditions of any award granted prior to termination.
Adjustments.   In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, or other similar change in capitalization or event, or any distribution to holders of HYMC Class A common stock other than a regular cash dividend, the Compensation Committee will appropriately adjust (i) the number and class of securities available for issuance under the Incentive Plan, (ii) the number and class of securities subject to each outstanding award, (iii) the exercise price of each outstanding option or SAR, (iv) the performance goals and the lengths of performance periods, (v) the limitations on the number of securities that may be awarded to any one participant in any calendar year, as set forth above and (vi) the number of shares that may be granted to non-employee directors and insiders.
Change in Control.    If a change in control, as defined in the Incentive Plan, occurs, the Compensation Committee may, but will not be required to, make adjustments to outstanding awards as it deems appropriate, including electing that each outstanding award will be surrendered to HYMC, and that each such award will be cancelled immediately by HYMC, with the holder to receive, within a specified period of time from the occurrence of the change in control, a cash payment from HYMC. In the event of a change in control, the Compensation Committee may, but will not be required to, substitute for each share of HYMC Class A common stock available under the Incentive Plan, whether or not then subject to an outstanding award, the number and class of shares into which each outstanding share of HYMC Class A common stock will be converted pursuant to such change in control. In the event of any such substitution, the purchase price per share in the case of an option and the base price in the case of a SAR will be appropriately adjusted by the Compensation Committee. The Compensation Committee may in its discretion accelerate the vesting of any or all awards upon a change in control.
Summary of U.S. Federal Income Tax Consequences of Participating in the Incentive Plan
The following is a general description of the United States federal income tax consequences to participants and HYMC relating to options, SARs, restricted stock, RSUs and other awards that may be granted under the Incentive Plan. The Incentive Plan is not qualified under Section 401(a) of the Internal Revenue Code. This discussion only applies to U.S. citizens and/or residents and does not purport to cover all tax consequences relating to options, SARs, restricted stock, RSUs and other awards.
Non-qualified Stock Options.    A participant generally will not recognize income, and HYMC will not be entitled to a deduction from income, at the time of grant of a non-qualified stock option. When the option is exercised, the participant will recognize ordinary income equal to the difference, if any, between the aggregate exercise price paid and the fair market value, as of the date the option is exercised, of the shares received. The participant’s tax basis in shares acquired upon exercise will equal the exercise price paid plus the amount recognized by the participant as ordinary income. HYMC will generally be entitled to a federal income tax deduction (which may be limited by the deductibility limit on compensation in excess of $1,000,000 that is paid in any one year to any “covered employee,” as set forth in Section 162(m) of the Internal Revenue Code), in the tax year in which the option is exercised, equal to the ordinary income recognized by the participant as described above. If the participant holds shares acquired through exercise of a non-qualified stock option for more than one year after the exercise of the option, the capital gain or loss realized upon the sale of those shares will be a long-term capital gain or loss. The participant’s holding period for shares acquired upon the exercise of an option will begin on the date of exercise.
Incentive Stock Options.    A participant generally will not recognize income, and HYMC will not be entitled to a deduction from income, at the time of grant of an incentive stock option. If the option is exercised during employment, or within three months thereafter (or one year in the case of a permanently and totally disabled employee), the participant will generally not recognize any income and HYMC will not be entitled to a deduction. However, the excess of the fair market value of the shares on the date of exercise over the exercise price generally is included in computing the participant’s alternative minimum taxable income.
Generally, if the participant disposes of shares acquired by exercise of an incentive stock option within either two years after the date of grant or one year after the date of exercise, the participant will recognize ordinary income, and HYMC will be entitled to a deduction (which may be limited by Section 162(m) of the Internal Revenue Code), equal to the excess of the fair market value of the shares on the date of exercise over the exercise price (limited generally to the gain on the sale). The balance of any gain or loss will be treated as a capital gain or loss to the participant. If shares are disposed of after the two-year and one-year periods described above expire, HYMC will not be entitled to any deduction, and the entire gain or loss for the participant will be treated as a long-term capital gain or loss.

Stock Appreciation Rights.    A participant generally will not recognize income, and HYMC will not be entitled to a deduction from income, at the time of grant of a SAR. When the SAR is exercised, the participant will recognize ordinary income equal to the difference between the aggregate grant price and the fair market value, as of the date the SAR is exercised, of HYMC common stock. The participant’s tax basis in shares acquired upon exercise of a stock-settled SAR will equal the amount recognized by the participant as ordinary income. HYMC will generally be entitled to a federal income tax deduction (which may be limited by Section 162(m) of the Internal Revenue Code), in the tax year in which the SAR is exercised, equal to the ordinary income recognized by the participant as described above. If the participant holds shares acquired through exercise of a stock-settled SAR for more than one year after the exercise of the SAR, the capital gain or loss realized upon the sale of those shares will be a long-term capital gain or loss. The participant’s holding period for shares acquired upon the exercise of a stock-settled SAR will begin on the date of exercise.
Restricted Stock.    Except as described below, a participant generally will not recognize income, and HYMC will not be entitled to a deduction from income, at the time of grant of an award of restricted stock. Instead, the participant will recognize income equal to the fair market value of the shares over the purchase price (if any) only at the time the restrictions lapse.
If a participant makes an election pursuant to Section 83(b) of the Internal Revenue Code within 30 days of a grant of restricted stock, the participant will recognize ordinary income at the time of grant in an amount equal to the difference between the fair market value of the restricted shares on the grant date and the amount, if any, paid for such restricted shares. If the participant makes such an election, he or she will not recognize any further income with respect to such shares solely as a result of a later lapse of the restrictions.
If a participant holds the restricted stock as a capital asset after the earlier of either (1) the vesting of such restricted stock or (2) the making of a timely Section 83(b) election with respect to such restricted stock, any subsequent gain or loss will be taxable as long-term or short-term capital gain or loss, depending upon the holding period. For this purpose, the basis in the restricted stock generally will be equal to the sum of the amount (if any) paid for the restricted stock and the amount included in ordinary income as a result of the vesting event or Section 83(b) election, as applicable; provided, however, that, if a participant forfeits restricted stock with respect to which a Section 83(b) election was made prior to vesting, the participant’s capital loss is limited to the amount (if any) paid for such restricted stock.
In general, at the time a participant recognizes ordinary income with respect to the restricted stock, HYMC will be entitled to a deduction (which may be limited by Section 162(m) of the Internal Revenue Code) in an amount equal to the ordinary income recognized by the participant.
Taxation of Restricted Stock Units, Performance Shares, Performance Units and Dividend Equivalents.    In general, a participant will not incur any tax upon the grant of either RSUs, performance shares or performance units. However, when the restrictions lapse, the participant will recognize ordinary income in an amount equal to the sum of the cash and the fair market value of any shares received. The participant will generally recognize ordinary income on any dividend equivalents at the time of payment. In each of the foregoing cases, the Corporation will generally have (at the time the participant recognizes income) a corresponding deduction (which may be limited by Section 162(m) of the Internal Revenue Code).
Taxation of Other Stock-Based Awards.    Other stock-based awards may be granted under the Incentive Plan. Since the amount, character and timing of income recognized in connection with such awards will vary depending upon the specific terms and conditions of such awards, no information regarding the tax consequences of the receipt of such awards may be provided at this time.
Cash Awards.    The participant will generally recognize ordinary income on cash awards at the time of payment. HYMC will generally have (at the time the participant recognizes income) a corresponding deduction (which may be limited by Section 162(m) of the Internal Revenue Code).
Tax Withholding.    The obligations of HYMC under the Incentive Plan will be conditioned upon proper arrangements being in place with participants in the Incentive Plan for the payment of withholding tax obligations. Unless otherwise determined by the Compensation Committee, withholding tax obligations may be settled with shares of HYMC Class A common stock, including shares that are part of the award that gives rise to the withholding obligation.
Compliance with Section 409A of the Internal Revenue Code
The American Jobs Creation Act of 2004, enacted on October 22, 2004, revised the federal income tax law applicable to certain types of awards that may be granted under the Incentive Plan. It is intended that any grants made under the Incentive Plan either be exempt from or in compliance with the provisions of Section 409A of the Internal Revenue Code. HYMC intends to administer the Incentive Plan and any grants made thereunder in a manner consistent with the requirements of Section 409A to the extent necessary. Any reference to Section 409A will also include any proposed temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of Treasury or the Internal Revenue Service.
Vote Required for Approval
The approval of the Incentive Plan Proposal requires that a majority of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy at the MUDS special meeting and entitled to vote thereon vote “FOR” the Incentive Plan Proposal. Failure to vote by proxy or to vote in person at the MUDS special meeting will have no effect on the vote. Abstentions will have no effect on the vote for this proposal.
This proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal. If the Business Combination Proposal, the Charter Proposals or the NASDAQ Proposal is not approved, this proposal will have no effect, even if approved by MUDS’ stockholders.
Recommendation of the Board of Directors
THE MUDS BOARD RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF
THE INCENTIVE PLAN
AND THE MATERIAL TERMS THEREUNDER

PROPOSAL NO. 11 — THE NASDAQ PROPOSAL
APPROVAL OF THE ISSUANCE OF
COMMON STOCK CONSIDERATION IN CONNECTION WITH
THE BUSINESS COMBINATION, THE PRIVATE INVESTMENT,
AN INCREMENTAL EQUITY INVESTMENT THE FORWARD PURCHASE,
THE UNDERWRITING COMMISSION ISSUANCE AND THE LENDER ISSUANCE
Overview
Assuming the Business Combination Proposal is approved, a portion of the consideration payable in connection with the consummation of the business combination will be paid to Seller through stock consideration, consisting of a number of newly issued shares of HYMC Class A common stock, equal to (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount divided by (2) $10.00, which stock consideration will be distributed, pursuant to the plan of dissolution, on a pro rata basis to the holders of issued and outstanding shares of Seller common stock, including holders of Seller common stock as a result of the conversion, in connection with the business combination and the filing of the certificate of dissolution. As part of the debt and warrant assumption that will occur in connection with the business combination, MUDS will assume the Sprott Credit Agreement. Pursuant to the terms of the Sprott Credit Agreement, as of the date of the initial advance thereunder, which will occur upon the consummation of the business combination, HYMC shall issue to Lender such number of HYMC Class A common stock equal to one percent (1%) of the total issued and outstanding shares of HYMC Class A common stock after giving effect to all equity offerings of MUDS up to and including the date of the business combination. As part of the exchange that will occur in the business combination, MUDS has entered into the Exchange Agreement, pursuant to which (i) the Excess Noteholders will transfer the Excess Notes to Acquisition Sub in exchange for the Excess Notes Cash Payment Amount and the Excess Notes Share Payment, in each case if and to the extent applicable, and (ii) the 1.5 Lien Noteholders will transfer the 1.5 Lien Notes to Acquisition Sub in exchange for the 1.5 Lien Cash Payment Amount and the 1.5 Lien Share Payment, in each case if and to the extent applicable.
MUDS has also entered into Subscription/Backstop Agreements with the Initial Subscribers pursuant to which MUDS will issue and sell to the Initial Subscribers 6,500,000 shares of MUDS Class A common stock and issue 3,250,000 PIPE warrants, for an aggregate purchase price of $65,000,000, pursuant to the private investment, which number of shares of MUDS Class A common stock and aggregate purchase price shall be subject to reduction if (i) prior to the consummation of the business combination, MUDS enters into subscription agreements or other instruments pursuant to which MUDS agrees to issue and sell to certain Third-Party Private Investors all or any portion of the shares to be issued in connection with the transactions contemplated by such Subscription/Backstop Agreements or (ii) in connection with the consummation of the business combination, the cash remaining in MUDS’ trust account following the satisfaction of stockholder redemptions exceeds $10,000,000.
Concurrently with the consummation of the business combination, sponsor will purchase 2,500,000 MUDS units having substantially the same terms as the units sold in the IPO and 625,000 shares of MUDS Class A common stock, for gross proceeds of $25,000,000, in accordance with the terms of the Forward Purchase Contract.
Concurrently with the consummation of the business combination, MUDS will issue to Cantor up to 478,000 shares of MUDS Class A common stock in partial satisfaction of Cantor’s deferred underwriting commission, in accordance with the terms of the Amended Underwriting Agreement, pursuant to the underwriting commission issuance.
At the closing of the business combination, MUDS, sponsor and the restricted stockholders will enter into an Amended and Restated Registration Rights Agreement in respect of shares of HYMC Class A common stock held by them, providing for, among other things, customary registration rights, including demand, shelf and piggy-back rights, subject to cut-back provisions. HYMC may be required to register up to approximately 63 million shares of HYMC Class A common stock pursuant to the Amended and Restated Registration Rights Agreement. The restricted stockholders will agree not to sell, transfer, pledge or otherwise dispose of shares of HYMC Class A common stock they hold or receive, subject to certain exceptions, for certain time periods specified therein.
As contemplated by the Incentive Plan Proposal, MUDS intends to reserve a number of shares equal to 5% of the issued and outstanding shares of HYMC Class A common stock immediately following the business combination (after giving effect to the redemptions) for issuance under the Incentive Plan.
The terms of the stock consideration in the business combination, the private investment, the forward purchase, the underwriting commission issuance and the lender issuance are complex and only briefly summarized above. For further information, please see the full text of the Purchase Agreement, which is attached as Annex A hereto, the Exchange Agreement, which is attached as Annex B hereto, the form of Subscription/Backstop Agreement, which is attached hereto as Annex K, the form of the Amended and Restated Registration Rights Agreement, which is attached as Annex D hereto, the UA Amendment, which is attached hereto as Annex L and the form of the Incentive Plan, which is attached hereto as Annex C. The discussion herein is qualified in its entirety by reference to such documents.
Why MUDS Needs Stockholder Approval
We are seeking stockholder approval in order to comply with NASDAQ Listing Rules 5635(a), (b) and (d).
Under NASDAQ Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, MUDS (and HYMC, as successor to MUDS) may issue 20% or more of MUDS’ outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, in connection with the business combination, the private investment, the forward purchase, the underwriting commission issuance, the lender issuance and the Incentive Plan Proposal.
Under NASDAQ Listing Rule 5635(b), stockholder approval is required where the issuance of securities will result in a change of control. Because the issuances to certain Seller stockholders (including stockholders as a result of the conversion of the Second Lien Notes), the 1.5 Lien Noteholders and, if applicable, the Excess Noteholders in the business combination and to the Initial Subscribers in connection with the private investment, in each case as described above, may result in certain of such investors owning more than 20% of MUDS’ common stock outstanding before the issuance, such issuances may be deemed a change of control. Therefore, we are seeking the approval of our stockholders.
Under NASDAQ Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
Effect of Proposal on Current Stockholders
If the NASDAQ Proposal is adopted and the business combination is consummated, it is estimated that up to 36,383,334 shares of common stock could be issued pursuant to the terms of the Purchase Agreement and the Exchange Agreement as stock consideration in the business combination, which collectively represents approximately 300% of the 12,109,287 shares outstanding on the date hereof. Additionally, in connection with the private investment, HYMC will issue up to 6,500,000 shares of HYMC Class A common stock and 3,250,000 PIPE warrants. In connection with the Forward Purchase Contract, 625,000 shares of HYMC Class A common stock and 2,500,000 shares of Class A common stock included in the forward purchase units will be issued to sponsor. Lastly, up to 478,000 shares of HYMC Class A common stock will be issued to Cantor in connection with the underwriting commission issuance, up to 2,000,000 shares of HYMC Class A common stock will be issued in an incremental equity investment and a number shares of HYMC Class A common stock equal to 1% of HYMC’s post-closing shares outstanding will be issued to Lender in connection with the lender issuance. HYMC will also reserve a number of shares equal to 5% of the issued and outstanding shares of HYMC Class A common stock immediately following the business combination under the Incentive Plan and an additional 34,290,000 shares in connection with the public warrants, private placement warrants, PIPE warrants and warrants included in the forward purchase units. In addition, subject to the terms and conditions of the Purchase Agreement, each Seller warrant outstanding and unexercised immediately prior to the effective time of the business combination will be assumed by HYMC following the consummation of the business combination and, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement, will be exercisable to purchase shares of HYMC Class A common stock. The issuance of such shares would result in significant dilution to MUDS’ stockholders, and would afford MUDS’ stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of MUDS.
Vote Required for Approval
The approval of the NASDAQ Proposal requires that a majority of the votes cast by holders of MUDS’ outstanding shares of common stock represented in person or by proxy and entitled to vote at the MUDS special meeting vote “FOR” the NASDAQ Proposal. Failure to vote by proxy or to vote in person at the MUDS special meeting will have no effect on the vote. Abstentions will have no effect on the vote for this proposal.
This proposal is conditioned upon the approval of the Business Combination Proposal and the Charter Proposals. If the Business Combination Proposal or the Charter Proposals are not approved, this proposal will have no effect, even if approved by MUDS’ stockholders.
Recommendation of the Board of Directors
THE MUDS BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR”
THE ISSUANCE OF COMMON STOCK CONSIDERATION TO BE ISSUED
IN CONNECTION WITH THE BUSINESS COMBINATION, THE PRIVATE INVESTMENT, AN INCREMENTAL EQUITY INVESTMENT, THE FORWARD PURCHASE, THE UNDERWRITING COMMISSION ISSUANCE AND THE LENDER ISSUANCE.

SELLER PROPOSALS
PROPOSAL NO. 1 — SELLER BUSINESS COMBINATION PROPOSAL
We are asking Seller stockholders to approve and adopt the Purchase Agreement and the transactions contemplated thereby. Seller stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Purchase Agreement, which is attached as Annex A to this joint proxy statement/prospectus.
The terms of, reasons for and other aspects of the Purchase Agreement and the business combination are described in detail in the other sections in this joint proxy statement/prospectus. Seller stockholders are urged to read carefully the Purchase Agreement in its entirety before voting on this proposal.
Please see the section entitled “The Business Combination” beginning at page 100 of this joint proxy statement/prospectus for additional information and a summary of certain terms of the business combination and please see the section entitled “The Purchase Agreement and Related Agreements” beginning at page 159 of this joint proxy statement/prospectus for additional information and a summary of certain terms of the Purchase Agreement. You are urged to read carefully the Purchase Agreement in its entirety before voting on this proposal.
Vote Required for Approval
The Seller Business Combination Proposal requires the approval of a majority of the outstanding shares of Seller common stock entitled to vote under the DGCL.
The transactions contemplated by the Purchase Agreement will be consummated only if the Seller Business Combination Proposal is approved at the Seller special meeting.
The Seller Business Combination Proposal is not conditioned on the approval of any other proposals set forth in this joint proxy statement/prospectus. The Seller Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this joint proxy statement/prospectus. Holders of outstanding warrants to purchase Seller common stock are not entitled to vote at the Seller special meeting.
Recommendation of the Seller Board of Directors
THE SELLER BOARD RECOMMENDS
THAT STOCKHOLDERS VOTE “FOR”
THE SELLER BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE SELLER DISSOLUTION PROPOSAL
General
Seller is seeking stockholder approval at the special meeting of the plan of dissolution to authorize the dissolution and liquidation of Seller to distribute the purchase shares to Seller’s stockholders promptly following business combination. The plan of dissolution was approved by Seller Board on February 7, 2020, subject to (i) the approval of the Seller Business Combination Proposal, (ii) consummation of the business combination and (iii) approval of the Seller Dissolution Proposal. The following summary describes the material provisions of the plan of dissolution. This summary does not purport to be complete and may not contain all of the information about the plan of dissolution that is important to you. The plan of dissolution is attached to this joint proxy statement/prospectus as Annex E and is incorporated by reference into this joint proxy statement/prospectus, and Seller encourages you to read it carefully in its entirety for a more complete understanding of the plan of dissolution. By approving the plan of dissolution, Seller’s stockholders will be approving the dissolution and liquidation of Seller under Section 275 of the DGCL pursuant to which the purchase shares would be distributed to Seller’s stockholders on a pro rata basis.
The transactions contemplated by the Purchase Agreement, the Exchange Agreement, the 1.25 Lien Exchange Agreement and the Second Lien Conversion Agreement will be consummated only if the Seller Business Combination Proposal is approved at the Seller special meeting. The Seller Business Combination Proposal is not conditional upon approval of the Seller Dissolution Proposal but the Seller Dissolution Proposal is conditioned upon approval of the Seller Business Combination Proposal. The plan of dissolution will only be effected if both proposals are approved by Seller’s stockholders. The Seller Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this joint proxy statement/prospectus.
Please review the matters referred to under “Risk Factors” beginning on page 87 of this joint proxy statement/prospectus for a discussion of the risks related to approving the Seller Business Combination Proposal and the Seller Dissolution Proposal.
MUDS will play no role in the plan of dissolution and has no responsibility for the plan of dissolution, including the pro-rata distribution of the purchase shares to Seller’s stockholders pursuant to the plan of dissolution promptly following the consummation of the business combination. The information contained in this joint proxy statement/prospectus under the heading “Proposal No. 2 — The Seller Dissolution Proposal” and all other information in this joint proxy statement/prospectus relating to the plan of dissolution is the responsibility of Seller.
Principal Provisions of the Plan of Dissolution
Pursuant to the terms of the Purchase Agreement, upon the closing of the business combination contemplated thereby, Seller will transfer the Hycroft business, which represents substantially all of Seller’s assets and liabilities. Following the closing of the business combination, Seller’s assets will primarily consist of the shares of HYMC Class A common stock, the 1.5 Lien Notes and the Excess Notes received as consideration for the sale of the Hycroft Business (which 1.5 Lien Notes and Excess Notes will be cancelled as contemplated by the Purchase Agreement) and a cash reserve equal to the lesser of $2.25 million and the amount of cash on hand at Seller as of the closing of the Purchase Agreement. Promptly following the consummation of the business combination, will:
•
distribute on a pro rata basis to its stockholders of record as of the dissolution date the shares of HYMC Class A common stock received upon consummation of the business combination;

•
pay all outstanding transaction fees and expenses payable to its professional advisors and public accountants;

•
make required payments to its employees under existing contracts and arrangements, including amounts payable for work prior to the closing of the business combination; and then

•
file a certificate of dissolution with the Secretary of State of the State of Delaware.

In accordance with the plan of dissolution, after Seller pays its creditors and reserves amounts for payment for future obligations, including amounts required to cover as-yet unknown or contingent liabilities, Seller will distribute any remaining amount of assets less any reserved amounts for the payment of its ongoing expenses, to its stockholders.
If the Seller Dissolution Proposal is approved, the Seller Board will take such actions as it deems, in its absolute discretion, necessary, appropriate or advisable to effect Seller’s dissolution and liquidation. Likely included in this process are the steps set forth below.
A certificate of dissolution will be filed with the Secretary of State of the State of Delaware pursuant to Section 275 of the DGCL. Although it is intended that Seller will file the certificate of dissolution with the Secretary of State of the State of Delaware promptly following the consummation of the business combination, the timing of such filing is within the absolute discretion of the Seller Board. Seller’s dissolution will become effective, in accordance with Section 275 of the DGCL, upon proper filing of the certificate of dissolution with the Secretary of State of Delaware or upon such later date as may be specified in the certificate of dissolution, which is referred to as the dissolution date, but in no event later than ninety days after the filing. Pursuant to the DGCL, Seller will continue to exist for at least three years after the dissolution date, for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against it, and enabling Seller gradually to settle and close its business, to dispose of and convey its property, to discharge its liabilities and to distribute to its stockholders any remaining assets, but not for the purpose of continuing the business for which Seller was organized. Moreover, Seller will continue after such period for the purpose of any then-pending legal actions.
From and after the dissolution date, Seller will not engage in any business activities except to the extent necessary to preserve the value of its assets, wind-up its business and affairs, and distribute its assets in accordance with the plan of dissolution and pursuant to Section 278 of the DGCL.
The plan of dissolution provides that the Seller Board will liquidate Seller’s remaining assets in accordance with an applicable provision of the DGCL, including Sections 280 or 281. Without limiting the flexibility of the Seller Board, the Seller Board may, at its option, cause Seller to follow the procedures set forth in 281(b) of the DGCL, which provide for Seller to:
•
pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional or unmatured contractual claims known to Seller;

•
make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against Seller which is the subject of a pending action, suit or proceeding to which Seller is a party; and

•
make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to Seller or that have not arisen but that, based on facts known to Seller, are likely to arise or to become known to Seller within ten years after the dissolution date.

Notwithstanding the foregoing, the Seller Board may elect to dissolve and liquidate Seller in accordance with the provisions of Section 281(a) of the DGCL.
Seller may, from time to time, make liquidating distributions of the remaining cash and assets of Seller not owed or held as security for creditors or held in reserve, if any, in cash or in-kind, to the holders of record of Seller common stock at the close of business on the dissolution date. Such liquidating distributions, if any, will be made to the holders of Seller common stock on a pro rata basis. All determinations as to the time for and the amount and kind of distributions will be made by the Seller Board in its absolute discretion, so long as the Seller Board does not distribute amounts owed to creditors or held as security for creditors.
Seller will close its stock transfer books and discontinue recording transfers of shares of Seller common stock on the dissolution date, at which time Seller common stock, and stock certificates evidencing the shares of Seller common stock, will not be assignable or transferable on Seller’s books. Holders of outstanding Seller warrants do not have rights as stockholders of Seller and will not receive any assets upon distribution pursuant to the Seller plan of dissolution unless such holders duly and validly exercise such warrants prior to the consummation of the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants will be exercisable to purchase shares of HYMC

Class A common stock. Holders of Seller warrants that wish to participate in the distribution of purchase shares pursuant to the plan of dissolution must exercise their Seller warrants at a price (as of May 1, 2020) of $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination.
Under the plan of dissolution, the Seller Board may modify, amend or abandon the plan of dissolution, notwithstanding stockholder approval, to the extent permitted by the DGCL. Seller will not amend or modify the plan of dissolution under circumstances that would require additional stockholder solicitations under the DGCL or the federal securities laws without complying with the DGCL and the federal securities laws. While the Seller Board retains the right to modify, amend or abandon the plan of dissolution, Seller has no present plans or intentions to modify, amend or abandon the plan of dissolution.
Liquidating Distributions to Stockholders; Nature, Amount and Timing
Assuming approval by Seller’s stockholders of the Seller Dissolution Proposal and the Seller Business Combination Proposal, the Seller Board currently intends to distribute the purchase shares to Seller’s stockholders promptly following the consummation of the business combination and the filing of the certificate of dissolution pursuant to the plan of dissolution. Any additional distributions in connection with the dissolution and liquidation of Seller pursuant to the plan of dissolution would be made subject to the process of dissolution it adopts and contingencies inherent in winding up Seller’s business, and the establishment of the proper form and amount of reserves to be held by Seller. Seller is unable to determine with certainty if or when any such additional distribution might occur. The Seller Board will have the ability to establish a liquidating trust for the benefit of the Seller stockholders, subject to the claims of Seller’s creditors, and may transfer Seller’s assets to such trust.
In connection with the plan of dissolution, Seller is required by Delaware law to pay or provide for payment of all of its liabilities and obligations, including making reasonable provision for the payment of contingent obligations. After adoption and approval of the plan of dissolution, Seller’s activities will be limited to:
•
filing a certificate of dissolution with the Delaware Secretary of State and thereafter remaining in existence as a non-operating entity;

•
distributing the purchase shares received as consideration in the business combination to Seller’s stockholders on a pro-rata basis;

•
paying or otherwise resolving all of Seller’s known, non-contingent obligations and liabilities;

•
establishing a reserve, consisting of cash or other assets, that Seller believes will be adequate for the satisfaction of all unknown, contingent or conditional claims and liabilities;

•
terminating any of Seller’s remaining relationships or obligations;

•
paying operating and liquidation expenses and satisfying any contingent liabilities as they become due out of funds available in the reserve;

•
completing tax filings; and

•
distributing pro rata in one or more additional liquidating distributions all of Seller’s remaining assets, if any.

Delaware law provides that, following the approval of the plan of dissolution by Seller stockholders, the Seller Board may take such actions as it deems necessary in furtherance of the dissolution of Seller and the winding up of its operations and affairs.
Seller will pay all of its expenses (including operating and wind-down expenses to be incurred throughout the dissolution and wind-down process) and other known, non-contingent liabilities (which Seller presently estimates at between $2.0 million and $2.25 million). Seller has used and anticipates continuing to use cash until the end of the three-year period following the effective time of the filing of the certificate of dissolution for a number of items, including, but not limited to, the following:
•
ongoing operating expenses;

•
expenses, including retention amounts, incurred in connection with extending Seller’s directors’ and officers’ insurance coverage;

•
expenses incurred in connection with the implementation of the plan of dissolution;

•
taxes imposed upon Seller and any of its assets;

•
professional, legal, consulting and accounting fees.

Uncertainties as to the amount of Seller’s liabilities make it impossible to predict precisely the aggregate amount, if any, that will ultimately be available for distribution to Seller’s stockholders. Seller will continue to incur claims, liabilities and expenses following the closing of the business combination and the filing of the certificate of dissolution. These claims, liabilities and expenses will reduce the amount of assets available for ultimate distribution to Seller’s stockholders.
While there can be no guarantee of the amount that will be distributed to Seller stockholders in the dissolution process, Seller currently expects to distribute to each holder of issued and outstanding shares of Seller common stock a pro rata number of shares of HYMC Class A common stock, equal to (1) (A) $325,000,000, plus (B) the value of the Surrendered Shares valued at $10.00 per share, minus (C) the sum of the 1.5 Lien Share Payment Amount and the 1.5 Lien Cash Payment Amount, minus (D) the sum of the Excess Notes Share Payment Amount and the Excess Notes Cash Payment Amount divided by (2) $10.00. The number of outstanding shares of Seller common stock at the time of distribution will include shares of Seller common stock issued in connection with the conversion of the Second Lien Notes as provided in the Second Lien Conversion Agreement. Seller currently expects to distribute the purchase shares promptly following the consummation of the business combination and the filing of the certificate of dissolution.
Holders of outstanding Seller warrants do not have rights as stockholders of Seller and will not receive any assets upon distribution pursuant to the Seller plan of dissolution unless such holders duly and validly exercise such warrants prior to the consummation of the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants will be exercisable to purchase shares of HYMC Class A common stock, subject to an equitable adjustment in accordance with the terms of the Seller Warrant Agreement. Holders of Seller warrants that wish to participate in the distribution of purchase shares pursuant to the plan of dissolution must exercise their Seller warrants at a price (as of May 1, 2020) of  $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination, which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants, subject to equitable adjustment, will be exercisable to purchase shares of HYMC Class A common stock.
Seller’s assets following the consummation of the business combination, other than assets retained in reserve to implement the plan of dissolution, will consist primarily of the purchase shares received as consideration in the business combination. Seller’s estimate of the remaining assets (other than the purchase shares) that may be available for subsequent distribution to Seller’s stockholders assumes, among other things, that:
•
the closing of the business combination will occur in May, 2020;

•
there will be no lawsuits filed against Seller or its officers or directors following the date of this joint proxy statement/prospectus ;

•
the dissolution and wind-up of Seller will be substantially completed by May 29, 2023;

•
all unknown or contingent liabilities of Seller that arise between the date of this joint proxy statement/prospectus and the date of any final distribution to Seller’s stockholders are resolved for not more than the available balance of Seller’s cash reserve; and

•
the amount of Seller anticipated liabilities will not exceed the estimates contained in the table below.

Any one or more of these assumptions may prove to be wrong, which could reduce the amount available to distribute to Seller’s common stockholders.
The following table sets forth Seller’s basis for calculating its estimate of the aggregate amount of assets that may be remaining for distribution to its common stockholders in connection with the dissolution and liquidation of Seller pursuant to the plan of dissolution after distribution of the purchase shares. The following table is based upon the assumptions set forth above and estimates of certain liabilities and is for illustrative purposes only. If the above assumptions or estimates contained therein prove to be incorrect, the amount available to distribute to Seller’s common stockholders could be substantially less. Seller does not plan to resolicit stockholder approval for the plan of dissolution even if the value of the assets ultimately distributed to its stockholders changes significantly from the estimates set forth in this joint proxy statement/prospectus.
Legal	$100,000
Consultants	10,000
IT support	15,000
Accounting fees	50,000
Insurance	2,000,000
General operating and miscellaneous	75,000
$2,250,000
Liquidating Trust
Although no decision has been made, if deemed advisable by the Seller Board for any reason, Seller may, following the filing of the certificate of dissolution, transfer its assets to one or more trusts established for the benefit of Seller’s stockholders, subject to the claims of Seller’s creditors or directly for the benefit of certain creditors. Thereafter, these assets will be sold or distributed on terms approved by the trustees. Seller’s Board is authorized to appoint one or more trustees of the liquidating trust and to cause Seller to enter into a liquidating trust agreement with the trustee(s) on such terms and conditions as may be approved by the Seller Board. Stockholder approval of the plan of dissolution will also constitute approval of any such appointment and any liquidating trust agreement. The formation and use of a liquidating trust may result in tax consequences to Seller’s stockholders.
Indemnification and Plan of Dissolution Expenses
Under the plan of dissolution, Seller will continue to indemnify its officers, directors, employees, agents and liquidating trustee, if any, in accordance with its certificate of incorporation, bylaws, any contractual arrangements and applicable law for actions taken in connection with the plan of dissolution and the winding up of Seller’s affairs. Seller intends to maintain its current directors’ and officers’ insurance policy through the date of dissolution and to obtain runoff coverage for at least an additional six years after filing the certificate of dissolution. The Seller Board, in its absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover such indemnification obligations.
In connection with and for the purpose of implementing and assuring completion of the plan of dissolution, Seller may, in the absolute discretion of its board of directors or its liquidating trustee, pay any brokerage, agency, professional and other fees and expenses of persons rendering services to Seller in connection with the collection, sale, exchange or other disposition of Seller’s remaining property and assets after the closing of the business combination and the implementation of the plan of dissolution.
Liabilities of Stockholders and Directors
If a dissolved corporation follows the requirements for dissolution in the DGCL, a Seller stockholder will not be liable for any claim against the dissolved corporation in an amount in excess of the lesser of

(a) such stockholder’s pro rata share of the claim and (b) the amount distributed to the such stockholder. In no event will the aggregate liability of a stockholder of a dissolved corporation for claims against the dissolved corporation exceed the amount distributed to the stockholder in dissolution. If a dissolved corporation follows the requirements in the DGCL, then Seller’s directors will not be personally liable to the dissolved corporation’s claimants.
Seller’s Conduct Following the Dissolution Date
Following the dissolution date, Seller’s activities will be limited to winding up its affairs, taking such actions as may be necessary to preserve the value of its assets and distributing its assets in accordance with the plan of dissolution. Seller will seek to distribute or liquidate all of its assets in such manner and upon such terms as the Seller Board determines to be in the best interests of Seller’s creditors and stockholders.
The Seller Board and the officers of Seller will oversee the dissolution and liquidation following the closing of the business combination.
Listing and Trading of Seller Common Stock
Seller currently intends to close its stock transfer books on the dissolution date and at such time cease recording stock transfers and issuing stock certificates (other than replacement certificates).
Upon consummation of the business combination, the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants, subject to an equitable adjustment, will be exercisable to purchase shares of HYMC Class A common stock. Consequently, after consummation of the business combination Seller warrants will no longer be exercisable to purchase shares of Seller common stock.
Regulatory Approvals
No United States federal or state regulatory requirements must be complied with or approvals obtained in connection with the plan of dissolution, other than the requirements of the DGCL.
Appraisal Rights
Under Delaware law, Seller stockholders are not entitled to appraisal rights for their shares of Seller common stock in connection with the transactions contemplated by the plan of dissolution or to any similar rights of dissenters under Delaware law.
Required Vote
The Seller Dissolution Proposal requires the approval of a majority of the outstanding shares of Seller common stock entitled to vote under the DGCL.
Holders of outstanding Seller warrants do not have rights as stockholders of Seller and will not receive any assets upon distribution pursuant to the consummation of the business combination. Holders of Seller warrants that wish to participate in the distribution of purchase shares pursuant to the plan of dissolution must exercise their Seller warrants at a price (as of May 1, 2020) of $5.03 per share, which is substantially in excess of the value attributed to shares of Seller common stock in the business combination; which is estimated, as of May 29, 2020, to range from approximately $1.01 per share to $1.12 per share depending upon the number of shares of MUDS Class A common stock redeemed and the number of shares of HYMC Class A common stock issued to Seller and Seller’s noteholders in the business combination, at which time the Seller Warrant Agreement will be assumed by HYMC and the Seller warrants, subject to equitable adjustment in accordance with the terms of the Seller Warrant Agreement, will be exercisable to purchase shares of HYMC Class A common stock.
THE SELLER BOARD RECOMMENDS
THAT STOCKHOLDERS VOTE “FOR”
THE SELLER DISSOLUTION PROPOSAL.

PROPOSAL NO. 3 — THE SELLER ADJOURNMENT PROPOSAL
Overview
The Seller Adjournment Proposal, if adopted, will allow the Seller Board to adjourn the Seller special meeting to a later date or dates to permit further solicitation of proxies. The Seller Adjournment Proposal will only be presented to Seller’s stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Seller Business Combination Proposal and/or Seller Dissolution Proposal at the Seller special meeting.
Consequences if the Seller Adjournment Proposal is Not Approved
If the Seller Adjournment Proposal is not approved by Seller’s stockholders, the Seller Board may not be able to adjourn the Seller special meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Seller Business Combination Proposal and/or the Seller Dissolution Proposal at the Seller special meeting.
Vote Required for Approval
Presuming a quorum is present, the affirmative vote of the holders of a majority of the stock present in person or represented by proxy at the Seller special meeting is required to adjourn the Seller special meeting.
Recommendation of the Board of Directors
THE SELLER BOARD RECOMMENDS
THAT STOCKHOLDERS VOTE “FOR”
THE APPROVAL OF THE SELLER ADJOURNMENT PROPOSAL.

LEGAL MATTERS
Weil, Gotshal & Manges LLP, legal counsel to MUDS, has provided a legal opinion regarding the validity of the securities being offered by this document.
EXPERTS
The consolidated financial statements of Hycroft Mining Corporation as of December 31, 2019 and 2018 and for each of the years in the two-year period ended December 31, 2019 have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as stated in their report thereon and have been included in this joint proxy statement/prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The balance sheets of Mudrick Capital Acquisition Corporation as of December 31, 2019 and December 31, 2018 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2019 and December 31, 2018, have been included in this joint proxy statement/prospectus in reliance upon the report of WithumSmith+Brown, PC, an independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.
M3 Engineering & Technology Corporation, Steven Newman (RM-SME), Brooke Miller Clarkson (CPG), Tim Carew (P.Geo), Matt Hartmann (Member MAusIMM, RM-SME), and Richard F. DeLong (P.Geo) have prepared the Hycroft Technical Report and each is a qualified person as defined in subpart 1300 of Regulation S-K. Steven Newman is the Director of Feasibility Studies at Hycroft Mining Corporation and is an employee of Hycroft. Brooke Miller Clarkson, Tim Carew, and Matt Hartmann are employees of SRK Consulting (U.S.), Inc.(“SRK”) and Richard F. DeLong is an employee of EM Strategies, Inc. Other than Steven Newman, none of the qualified persons, or the employers of any of the qualified persons, is an affiliate of Hycroft.
HOUSEHOLDING INFORMATION
Unless MUDS has received contrary instructions, MUDS may send a single copy of this joint proxy statement/prospectus to any household at which two or more stockholders reside if MUDS believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:
•
If the shares are registered in the name of the stockholder, the stockholder should contact MUDS at its offices at 27 Madison Avenue, 6th Floor, New York, NY 10022 to inform MUDS of his or her request; or

•
If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR
The transfer agent for MUDS’ securities is Continental Stock Transfer & Trust Company.
SUBMISSION OF STOCKHOLDER PROPOSALS
The MUDS Board is aware of no other matter that may be brought before the MUDS special meeting. Under Delaware law, only business that is specified in the notice of MUDS special meeting to stockholder may be transacted at the MUDS special meeting.
FUTURE STOCKHOLDER PROPOSALS
For any proposal to be considered for inclusion in HYMC’s proxy statement and form of proxy for submission to the stockholders at HYMC’s 2020 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and its bylaws.
The bylaws of HYMC will provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to the principal executive offices of HYMC not later than the close of business on the 90th nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of the close of business on the 90th day before the meeting or the close of business on the 10th day following the day on which public announcement of the date of such annual meeting is first made by HYMC.
WHERE YOU CAN FIND MORE INFORMATION
MUDS files reports, proxy statements and other information with the SEC as required by the Exchange Act. Following the business combination, HYMC will file reports, proxy statements and other information with the SEC. You can read MUDS’ SEC filings, including this joint proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document MUDS files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
We also incorporate by reference any future filings of MUDS made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the MUDS special meeting, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference in this prospectus. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.
If you would like additional copies of this joint proxy statement/prospectus or if you have questions about the business combination or the proposals to be presented at the MUDS special meeting, you should contact MUDS at the following address and telephone number:
Jason Mudrick, Chief Executive Officer and Secretary or Glenn Springer, Chief Financial Officer
Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022
Email: info@mudrickcapital.com
Tel: (646) 747-9500

You may also obtain these documents, without charge, by requesting them in writing or by telephone from MUDS’ proxy solicitation agent at the following address and telephone number:
Advantage Proxy, Inc.
PO Box 13581
Des Moines, WA 98198
Tel: (877) 870-8565 (toll free)
Banks and brokers can call collect at: (206) 870-8565
Email: ksmith@advantageproxy.com
If you are a stockholder of MUDS and would like to request documents, please do so by May 22, 2020, in order to receive them before the MUDS special meeting. If you request any documents from us, we will mail them to you, without charge, by first class mail, or another equally prompt means.
All information contained in this joint proxy statement/prospectus relating to MUDS has been supplied by MUDS, and all such information relating to Seller and the Hycroft business has been supplied by Seller. Information provided by either MUDS or Seller does not constitute any representation, estimate or projection of any other party.
This document is a proxy statement of MUDS for the MUDS special meeting. MUDS has not authorized anyone to give any information or make any representation about the business combination, MUDS, Seller or the Hycroft business that is different from, or in addition to, that contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus, unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
Mudrick Capital Acquisition Corporation
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Mudrick Capital Acquisition Corporation (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity and cash flows, for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a Business Combination by August 12, 2020, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2017.
New York, New York
March 11, 2020

MUDRICK CAPITAL ACQUISITION CORPORATION
BALANCE SHEETS
	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash	$208,536	$535,946
Prepaid income taxes	95,275	—
Prepaid expenses	3,966	52,295
Total Current Assets	307,777	588,241
Investments held in Trust Account	215,385,757	212,916,691
TOTAL ASSETS	$215,693,534	$213,504,932
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$334,619	$201,392
Income taxes payable	—	555,449
Total Current Liabilities	334,619	756,841
Deferred underwriting fees	7,280,000	7,280,000
Total Liabilities	7,614,619	8,036,841
Commitments and Contingencies
Common stock subject to possible redemption, $0.0001 par value; 20,106,823 and 19,848,325 shares as of December 31, 2019 and 2018, respectively (at redemption value of $10.10 per share)	203,078,914	200,468,083
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding as of December 31, 2019 and 2018	—	—
Class A Common stock, $0.0001 par value; 100,000,000 shares authorized; 693,177 and 951,675 shares issued and outstanding (excluding 20,106,823 and 19,848,325 shares subject to possible redemption) as of December 31, 2019 and 2018, respectively	69	95
Class B Common stock, $0.0001 par value; 10,000,000 shares authorized; 5,200,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	520	520
Additional paid-in capital	711,409	3,322,214
Retained earnings	4,288,003	1,677,179
Total Stockholders’ Equity	5,000,001	5,000,008
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$215,693,534	$213,504,932
The accompanying notes are an integral part of the unaudited financial statements.

MUDRICK CAPITAL ACQUISITION CORPORATION
STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2019	2018
General and administrative expenses	$875,900	$609,581
Loss from operations	(875,900)	(609,581)
Other income:
Interest income	6,634	8,302
Interest earned on marketable securities held in Trust Account	4,379,894	2,836,691
Other income	4,386,528	2,844,993
Income before provision for income taxes	3,510,628	2,235,412
Provision for income taxes	(899,804)	(555,449)
Net income	$2,610,824	$1,679,963
Weighted average shares outstanding of Class A common stock	20,800,000	20,800,000
Basic and diluted income per common share, Class A	$0.16	$0.10
Weighted average shares outstanding of Class B common stock	5,200,000	5,200,000
Basic and diluted loss per common share, Class B	$(0.13)	$(0.08)
The accompanying notes are an integral part of the unaudited financial statements.

MUDRICK CAPITAL ACQUISITION CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – December 31, 2017	—	$—	5,750,000	$575	$24,425	$(2,784)	$22,216
Sale of 20,800,000 Units, net of underwriting discounts and offering expenses	20,800,000	2,080	—	—	196,023,832	—	196,025,912
Sale of 7,740,000 Private Placement Warrants	—	—	—	—	7,740,000	—	7,740,000
Forfeiture of founder shares	—	—	(550,000)	(55)	55	—	—
Common stock subject to possible redemption	(19,848,325)	(1,985)	—	—	(200,466,098)	—	(200,468,083)
Net income	—	—	—	—	—	1,679,963	1,679,963
Balance – December 31, 2018	951,675	95	5,200,000	520	3,322,214	1,677,179	5,000,008
Change in value of common stock subject to possible redemption	(258,498)	(26)	—	—	(2,610,805)	—	(2,610,831)
Net income	—	—	—	—	—	2,610,824	2,610,824
Balance – December 31, 2019	693,177	$69	5,200,000	$520	$711,409	$4,288,003	$5,000,001
The accompanying notes are an integral part of the unaudited financial statements.

MUDRICK CAPITAL ACQUISITION CORPORATION
STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2019	2018
Cash Flows from Operating Activities:
Net income	$2,610,824	$1,679,963
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(4,379,894)	(2,836,691)
Changes in operating assets and liabilities:
Prepaid income taxes	(95,275)	—
Prepaid expenses	48,329	(52,295)
Accounts payable and accrued expenses	133,227	200,859
Income taxes payable	(555,449)	555,449
Net cash used in operating activities	(2,238,238)	(452,715)
Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay franchise and income taxes	1,910,828	—
Investment of cash in Trust Account	—	(210,080,000)
Net cash provided by (used in) investing activities	1,910,828	(210,080,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting fees paid	—	203,840,000
Proceeds from sale of Private Placement Warrants	—	7,740,000
Repayment of promissory note – related party	—	(242,331)
Payment of offering costs	—	(293,953)
Net cash provided by financing activities	—	211,043,716
Net Change in Cash	(327,410)	511,001
Cash – Beginning of period	535,946	24,945
Cash – End of period	$208,536	$535,946
Supplementary cash flow information:
Cash paid for income taxes	$1,550,528	$—
Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$—	$198,787,536
Change in value of common stock subject to possible redemption	$2,610,831	$1,680,547
Deferred underwriting fees charged to additional paid in capital	$—	$7,280,000
Payment of deferred offering costs and expenses by Sponsor	$—	$240,135
The accompanying notes are an integral part of the unaudited financial statements.

1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Mudrick Capital Acquisition Corporation (the “Company”) was incorporated in Delaware on August 28, 2017. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on companies that have recently emerged from bankruptcy court protection. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2019, the Company had not commenced any operations. All activity through December 31, 2019 relates to the Company’s formation, its Initial Public Offering, which is described below, identifying a target company for a Business Combination and activities in connection with the potential acquisition of Hycroft Mining Corporation, a Delaware corporation (“Hycroft”) (see Note 5). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and marketable securities from the proceeds derived from the Initial Public Offering, as defined below.
The registration statement for the Company’s initial public offering (“Initial Public Offering”) was declared effective on February 7, 2018. On February 12, 2018, the Company consummated the Initial Public Offering of 20,000,000 units (“Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $200,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Company’s sponsor, Mudrick Capital Acquisition Holdings LLC ($6,500,000) (the “Sponsor”) and Cantor Fitzgerald & Co. ($1,000,000) (“Cantor”), generating gross proceeds of $7,500,000, which is described in Note 4.
Following the closing of the Initial Public Offering on February 12, 2018, an amount of $202,000,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.
On February 28, 2018, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company consummated the sale of an additional 800,000 Units at $10.00 per Unit and the sale of an additional 240,000 Private Placement Warrants at $1.00 per warrant, generating total gross proceeds of $8,240,000. Following the closing, an additional $8,080,000 of net proceeds ($10.10 per Unit) was placed in the Trust Account, resulting in $210,080,000 ($10.10 per Unit) initially held in the Trust Account.
Transaction costs amounted to $11,974,088, consisting of $4,160,000 of underwriting fees, $7,280,000 of deferred underwriting fees payable (which are held in the Trust Account) and $534,088 of other costs. In addition, as of December 31, 2019, cash of $208,536 was held outside of the Trust Account and is available for working capital purposes. As described in Note 5, the $7,280,000 deferred underwriting fees payable is contingent upon the consummation of a Business Combination.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding shares of its Class A common stock, par value $0.0001, (“Class A common stock”), sold in the Initial Public Offering (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below in Note 3) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.10 per Public Share). The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination.
If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, as amended (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, public stockholders may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares held by them in favor of approving a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A common stock sold in the Initial Public Offering, without the prior consent of the Company.
The Sponsor and the Company’s officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their shares of Class A common stock in conjunction with any such amendment.
The Company initially had until February 12, 2020 to complete a Business Combination. If the Company is unable to complete a Business Combination by the Extended Termination Date (as defined below), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
On February 10, 2020, the Company’s stockholders approved an amendment to its Amended and Restated Certificate of Incorporation (the “Extension Amendment”) to extend the period of time for which the Company was required to consummate a Business Combination from February 12, 2020 to August 12, 2020 (the “Extended Termination Date”). In connection with the Extension Amendment, stockholders elected to redeem an aggregate of 13,890,713 shares of the Company’s Class A common stock. As a result, an aggregate of approximately $144,218,760 (or approximately $10.38 per share) was removed from the Trust Account to pay such stockholders.
The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by the Extended Termination Date. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination by the Extended Termination Date. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination by the Extended Termination Date and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.10 per share held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity and Going Concern
As of December 31, 2019, the Company had a cash balance of approximately $209,000, which excludes interest income of approximately $5,306,000 from the Company’s investments in the Trust Account which is available to the Company for tax obligations. Subsequent to the redemption of common stock by the Company’s stockholders in connection with the Extension Amendment, there was approximately $71.7 million remaining in the Trust Account. During the year ended December 31, 2019, the Company withdrew approximately $1,911,000 of interest income from the Trust Account to pay its franchise and income taxes.
The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete its initial Business Combination. To the extent necessary, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required, up to $1,500,000. Such loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants (see Note 4).
If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the

Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination.
The liquidity condition and date for mandatory liquidation unless there is a Business Combination, the consummation of which is uncertain, raise substantial doubt about the Company’s ability to continue as a going concern through August 12, 2020, the scheduled liquidation date of the Company. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 12, 2020.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging growth company
The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019 and 2018.
Marketable securities held in Trust Account
At December 31, 2019 and 2018, substantially all of the assets held in the Trust Account were held in money market funds.
Common stock subject to possible redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2019 and 2018, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.
Offering costs
Offering costs consist principally of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $11,974,088 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of and December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net income (loss) per common share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and Private Placement to purchase 28,540,000 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.
The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account (net of applicable franchise and income taxes of approximately $1,099,900 and $755,400 for the year ended December 31, 2019 and December 31, 2018, respectively, by the weighted average number of Class A redeemable common stock outstanding during the period. Net loss per common share, basic and diluted for Class A and Class B non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to Class A redeemable common stock, by the weighted average number of Class A and Class B non-redeemable common stock outstanding for the period. Class A and Class B non-redeemable common stock includes the Founder Shares and the Placement Units as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
The following table reflects the calculation of basic and diluted net income (loss) per common share:
	Year Ended December 31, 2019	Year Ended December 31, 2018
Redeemable Common Stock
Numerator: Earnings allocable to Redeemable Common Stock
Interest Income	$4,379,894	$2,836,691
Income and Franchise Tax	$(1,099,904)	$(744,449)
Net Earnings	$3,279,990	$2,081,242
Denominator: Weighted Average Redeemable Common Stock
Redeemable Common Stock, Basic and Diluted	20,800,000	20,800,000
Earnings/Basic and Diluted Redeemable Common Stock	$0.16	$0.10
Non-Redeemable Common Stock
Numerator: Net Loss minus Redeemable Net Earnings
Net Income	$2,610,824	$1,679,963
Redeemable Net Earnings	$(3,279,990)	$(2,081,242)
Non-Redeemable Net Loss	$(669,166)	$(401,279)
Denominator: Weighted Average Non-Redeemable Common Stock
Non-Redeemable Common Stock, Basic and Diluted (1)	5,200,000	5,200,000
Loss/Basic and Diluted Non-Redeemable Common Stock	$(0.13)	$(0.08)
Note: As of December 31, 2019 and 2018, basic and diluted shares are the same as there are no securities that are dilutive to the Company’s common stockholders
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance

Coverage of $250,000. At December 31, 2019 and 2018, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.
Recent accounting pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 20,800,000 units at a price of $10.00 per Unit, inclusive of 800,000 Units sold on February 28, 2018 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one share of Class A common stock (such shares of Class A common stock included in the Units being offered, the “Public Shares”), and one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).
4.   RELATED PARTY TRANSACTIONS
Founder Shares
On September 25, 2017, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock, par value $0.0001 (“Class B common stock”) for an aggregate price of $25,000. The Founder Shares will automatically convert into shares of Class A common stock at the time of the Company’s initial Business Combination and are subject to certain transfer restrictions, as described in Note 6. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment, at any time. As a result of the underwriters’ election to partially exercise their over-allotment option on February 28, 2018, 550,000 Founder Shares were forfeited.
The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Private Placement Warrants
Concurrently with the closing of the Initial Public Offering, the Sponsor and Cantor purchased an aggregate of 7,500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant (6,500,000 Private Placement Warrants by the Sponsor and 1,000,000 Private Placement Warrants by Cantor) for an aggregate purchase price of $7,500,000. On February 28, 2018, the Company consummated the sale of an additional 240,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, of which 200,000 Private Placement Warrants were purchased by the Sponsor and 40,000 Private Placement Warrants were purchased by Cantor, generating gross proceeds of $240,000. Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination by the Extended Termination

Date, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor or their permitted transferees. The warrants will expire five years after the completion of the Company’s Business Combination or earlier upon redemption or liquidation. In addition, for as long as the Private Placement Warrants are held by Cantor or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the Initial Public Offering.
The Private Placement Warrants have been deemed compensation by Financial Industry Regulatory Authority, or FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Manual commencing on the effective date of the registration statement for the Initial Public Offering. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement for the Initial Public Offering. Additionally, the Private Placement Warrants purchased by Cantor may not be sold, transferred, assigned, pledged or hypothecated for 180 days following the effective date of the Initial Public Offering except to any selected dealer participating in the Initial Public Offering and the bona fide officers or partners of the underwriter and any such participating selected dealer.
The Sponsor, Cantor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Loans
On September 25, 2017, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Proposed Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of March 31, 2018 or the completion of the Initial Public Offering. The Note was repaid upon the consummation of the Initial Public Offering.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.
On January 2, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor in the aggregate amount of $1,500,000 in order to finance transaction costs in connection with a Business Combination. The Promissory Note is non-interest bearing and repayable by the Company to the Sponsor upon the consummation of a Business Combination. The Promissory Note will be forgiven if the Company is unable to consummate a Business Combination except to the extent of any funds held outside of the Trust Account. The Promissory Note may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant, other than in connection with the Hycroft Business Combination. The warrants would be identical to the Private Placement Warrants.
Administrative Support Agreement
The Company entered into an agreement whereby, commencing on February 8, 2018 through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. For the years ended December 31, 2019 and 2018, the Company incurred $120,000 and $110,000 of administrative service fees, respectively. At December 31, 2019 and 2018, $10,000 and $-0- of such fees are included in accounts payable and accrued expenses in the accompanying balance sheets.
5.   COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on February 7, 2018, the holders of Founder Shares, Private Placement Warrants, securities issuable pursuant to the Forward Purchase Contract (see below), and warrants that may be issued upon conversion of Working Capital Loans are entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock). These holders have certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $4,160,000 in the aggregate. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $7,280,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
On February 12, 2020, the Company entered into an amendment (the “UA Amendment”) to its underwriting agreement with Cantor, pursuant to which the deferred underwriting fees provided for by the underwriting agreement, which were originally payable by the Company to the underwriters in cash upon completion of an initial Business Combination, shall be payable upon completion of the Hycroft Business Combination (as defined below) through a combination of (i) $2,500,000, payable in cash and directly from the Trust Account, (ii) $2,000,000, payable in shares of Class A common stock, valued for these purposes at $10.00 per share and (iii) an amount up to $2,780,000, determined as follows: (A) if Third Party Equity Value (as defined in the UA Amendment) is less than or equal to $75,000,000, an amount payable in Class A common stock, valued for these purposes at $10.00 per share, equal to the product of (x) 2,780,000 and (y) a fraction, the numerator of which is the Third Party Equity Value and the denominator of which is $75,000,000 or (B) if Third Party Equity Value is greater than $75,000,000, $2,780,000 payable in cash and directly from the Trust Account (collectively, the “Deferred Underwriting Commission”); provided, however, to the extent Cantor continues to beneficially own and hold for its own account the Specified Shares (as defined in the UA Amendment) on the date of the consummation of the Hycroft Business Combination (the “Acquisition Closing Date”), (1) the Deferred Underwriting Commission payable in Class A common stock pursuant to clauses (ii) and (iii) above shall be reduced by an amount equal to the product of (x) $10.00 and (y) the number of Specified Shares beneficially owned and held by Cantor for its own account on the Acquisition Closing Date, and (2) the Deferred Underwriting Commission payable in cash and directly from the Trust Account pursuant to this sentence shall be increased by such same and equal amount. As of the opinion date the trust value was approximately $72,000,000 which is below the threshold for situation (A) as described above. Therefore, the amount payable for (iii) as of the opinion date would be approximately $2,670,000. The UA Amendment does not amend, modify or supplement any other terms of the underwriting agreement.
Forward Purchase Contract
On January 24, 2018, the Company entered into a forward purchase contract (the “Forward Purchase Contract”) with the Sponsor, pursuant to which the Sponsor committed to purchase, in a private placement for gross proceeds of $25,000,000 to occur concurrently with the consummation of a Business Combination, 2,500,000 Units (the “Forward Units”) on substantially the same terms as the sale of Units in Initial Public Offering at $10.00 per Unit, and 625,000 shares of Class A common stock. The funds from the sale of Forward Units will be used as part of the consideration to the sellers in a Business Combination; any excess funds from this private placement will be used for working capital purposes in the post-transaction company. This commitment is independent of the percentage of stockholders electing to redeem their Public Shares and provides the Company with a minimum funding level for a Business Combination.

Purchase Agreement
On January 13, 2020, the Company entered into a Purchase Agreement (as amended on February 26, 2020, and as may be further amended from time to time, the “Purchase Agreement”) with MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Acquisition Sub”), and Hycroft, pursuant to which the parties thereto intend to consummate a business combination transaction (the “Hycroft Business Combination”) pursuant to which Hycroft will sell to Acquisition Sub, and Acquisition Sub will purchase from Hycroft, all of the issued and outstanding equity interests of Hycroft’s subsidiaries and substantially all of Hycroft’s other assets (collectively, the “Transferred Assets”).
In consideration for the Transferred Assets and in connection with the consummation of the Hycroft Business Combination, Acquisition Sub will deliver, or cause to be delivered on its behalf, to Hycroft (a) a number of shares of the Company’s Class A common stock equal to (i) (A) $325,000,000, plus (B) the Surrendered Shares Value (as defined in the Purchase Agreement), minus (C) the 1.5 Lien Share Payment Value (as defined in the Purchase Agreement), minus (D) the 1.5 Lien Cash Payment Amount (as defined in the Purchase Agreement), minus (E) the Excess Notes Share Payment Amount (as defined in the Purchase Agreement), minus (F) the Excess Notes Cash Payment Amount (as defined in the Purchase Agreement), divided by (ii) $10.00, which Hycroft will promptly distribute to its stockholders and (b) the Excess Notes (as defined in the Purchase Agreement) and Hycroft’s 1.5 lien notes acquired by Acquisition Sub in connection with the consummation of the Hycroft Business Combination and pursuant to the transactions described in the Purchase Agreement. In addition, (x) the Company and Acquisition Sub will assume certain of Hycroft’s liabilities, including the Company’s assumption of certain debt obligations of Hycroft and Hycroft’s liabilities and obligations under its existing warrant agreement, and (y) Acquisition Sub will pay off, or cause to be paid off, Hycroft’s other outstanding indebtedness for borrowed money, on Hycroft’s behalf, including under Hycroft’s first lien debt and promissory note.
The Hycroft Business Combination will be consummated subject to the deliverables and provisions as further described in the Purchase Agreement.
6.   STOCKHOLDERS’ EQUITY
Common Stock
Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2019 and 2018, there were 693,177 and 951,675 shares of Class A common stock issued and outstanding (excluding 20,106,823 and 19,848,325 shares of common stock subject to possible redemption), respectively.
Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of December 31, 2019 and 2018, there were 5,200,000 shares of Class B common stock outstanding.
Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, as is the case with the Hycroft Business Combination) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company or any securities issued pursuant to the Forward Purchase Contract (see Note 5)). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.
Warrants — Public Warrants may only be exercised for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
The Company may redeem the Public Warrants (except with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
at any time during the exercise period;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

•
If, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.
The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination by the Extended Termination Date and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
7. INCOME TAX
The Company’s net deferred tax assets are as follows:
	December 31, 2019	December 31, 2018
Deferred tax asset
Organizational costs/Startup expenses	$227,930	$86,012
Total deferred tax assets	227,930	86,012
Valuation allowance	(227,930)	(86,012)
Deferred tax asset, net of allowance	$—	$—
The income tax provision consists of the following:
	Year Ended December 31, 2019	Year Ended December 31, 2018
Federal
Current	$899,804	$555,449
Deferred	(141,918)	(86,012)
State
Current	—	—
Deferred	—	—
Change in valuation allowance	141,918	86,012
Income tax provision	$899,804	$555,449
As of December 31, 2019, the Company had no U.S. federal and state net operating loss carryovers (“NOLs”) available to offset future taxable income. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company’s NOLs may be subject to an annual limitation in the event of a change in control as defined under the regulations.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2019 and 2018, the change in the valuation allowance was $141,918 and $86,012, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2019 sand 2018 is as follows:
	Year Ended December 31, 2019	Year Ended December 31, 2018
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
True-ups	0.6%	0.0%
Change in valuation allowance	4.0%	3.8%
Income tax provision	25.6%	24.8%
The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions and is subject to examination by the various taxing authorities. The Company considers New York to be a significant state tax jurisdiction.
8. FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2019 and 2018, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2019	December 31, 2018
Assets:
Trust Account – U.S. Treasury Securities Money Market Fund	1	$215,385,757	$212,916,691
See Note 1 for details on the subsequent redemptions and adjustment to the Trust Account.

9. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
On February 7, 2020, a purported class action complaint was filed by a purported holder of warrants, of Hycroft Mining Corporation (“Seller”), in the Court of Chancery of the State of Delaware against the Company and Seller. The complaint seeks a declaratory judgment that the transactions contemplated under the Purchase Agreement constitute a “Fundamental Change” under the terms of the Seller warrant agreement and thereby requiring that the Seller warrants be assumed by the Company as part of the business combination, in addition to asserting claims for (i) breach or anticipatory breach of contract against Seller, (ii) breach or anticipatory breach of the implied covenant of good faith and fair dealing against Seller, and (iii) tortious interference with contractual relations against the Company. The complaint seeks unspecified money damages and also seeks an injunction enjoining Seller and the Company from consummating the business combination. On February 26, 2020, the Company and Seller entered into an Amendment to the Purchase Agreement whereby Seller’s liabilities and obligations under the Seller warrant agreement shall be included as Parent Assumed Liability under the Purchase Agreement.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of Hycroft Mining Corporation
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Hycroft Mining Corporation (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, stockholders’ equity, and cash flows for each year in the two year period ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the the two year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s significant recurring operating losses, lack of liquidity and capital, and significant capital needed to expand operations raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Plante & Moran, PLLC
Denver, Colorado
February 21, 2020
We have served as the Company’s auditor since 2017.

HYCROFT MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except per share amounts)
	December 31,
	2019	2018
Assets:
Cash	$6,220	$9,138
Restricted cash – Note 5	3,270	5,030
Accounts receivable	97	—
Inventories – Note 3	4,453	2,060
Ore on leach pads – Note 3	22,062	—
Prepaids and other – Note 4	2,648	2,261
Current assets	38,750	18,489
Restricted cash – Note 5	39,477	38,693
Plant, equipment and mine development, net – Note 6	51,207	41,404
Other assets, non-current – Note 4	5,203	1,158
Total assets	$134,637	$99,744
Liabilities:
Accounts payable	$10,746	$3,824
Interest payable	846	1,049
Other liabilities, current – Note 8	3,939	1,790
Debt, current – Notes 9 and 20	553,965	131,386
Current liabilities	569,496	138,049
Other liabilities, non-current – Note 8	18	18
Debt, non-current – Notes 9 and 20	—	296,201
Asset retirement obligation, non-current – Note 10	4,374	5,832
Total liabilities	573,888	440,100
Commitments and contingencies – Note 19
Stockholders’ (Deficit) Equity: – Note 11
Common stock, $0.001 par value; 400,000,000 shares authorized for both periods; 3,095,650 and 2,758,689 issued; and 2,897,568 and 2,598,035 outstanding at December 31, 2019 and 2018, respectively	3	3
Additional paid-in capital	5,184	5,184
Accumulated deficit	(444,438)	(345,543)
Total stockholders’ (deficit)	(439,251)	(340,356)
Total liabilities and stockholders’ (deficit)	$134,637	$99,744
The accompanying notes are an integral part of these statements.

HYCROFT MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)
	Year Ended December 31,
	2019	2018
Revenues – Note 12	$13,709	$—
Cost of sales:
Production costs	11,041	—
Depreciation and amortization	1,011	—
Write-down of production inventories – Note 3	18,617	—
Total cost of sales	30,669	—
Operating expenses:
Project and development	7,708	4,916
Care and maintenance	3,529	8,961
Pre-production depreciation and amortization	1,067	3,472
Accretion – Note 10	422	1,271
General and administrative	6,072	5,342
Reduction in asset retirement obligation	(1,880)	(16,987)
Impairment of long-lived assets – Note 6	63	—
Write-down of supplies inventories	—	144
Write-down of mineral properties – Note 7	—	1,032
Loss from operations	(33,941)	(8,151)
Other income (expense):
Interest expense, net of capitalized interest of $551 and $0, respectively – Notes 9 and 20	(64,844)	(50,893)
Interest income	795	464
Gain on retirement of debt – Note 9	—	3,321
Loss before reorganization items, net and income taxes	(97,990)	(55,259)
Reorganization items, net	(905)	(399)
Loss before income taxes	(98,895)	(55,658)
Income tax – Note 14	—	(145)
Net loss	$(98,895)	$(55,803)
Loss per share:
Basic – Note 15	$(36.10)	$(21.10)
Diluted – Note 15	$(36.10)	$(21.10)
Weighted average shares outstanding:
Basic – Note 15	2,739,505	2,645,194
Diluted – Note 15	2,739,505	2,645,194
The accompanying notes are an integral part of these statements.

HYCROFT MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(98,895)	$(55,803)
Adjustments to reconcile net loss for the period to net cash used in operating activities:
Depreciation and amortization	2,078	3,472
Accretion – Note 10	422	1,271
Stock-based compensation – Note 13	1,102	—
Non-cash portion of interest expense – Note 9	54,810	40,839
Write-down of production inventories – Note 3	18,617	—
Reduction in asset retirement obligation – Note 10	(1,880)	(16,987)
Change in value of phantom shares – Note 16	181	(391)
Impairment of long-lived assets – Note 6	63	—
Write-down of supplies inventories – Note 3	—	144
Write-down of mineral property – Note 7	—	1,032
Gain on retirement of debt – Note 9	—	(3,321)
Changes in operating assets and liabilities:
Accounts receivable	(97)	—
Materials and supplies inventories	(977)	(182)
Production-related inventories	(38,627)	(138)
Prepaids and other	(387)	947
Income tax receivable	—	145
Other assets, non-current	(120)	—
Accounts payable	3,384	271
Interest payable	(203)	548
Other liabilities	758	1,228
Net cash used in operating activities	(59,771)	(26,925)
Cash flows from investing activities:
Additions to plant and equipment	(12,296)	(1,146)
Net cash used in investing activities	(12,296)	(1,146)
Cash flows from financing activities:
Proceeds from debt issuances, net	71,831	27,881
Refinancing of First Lien	(762)	—
Refinancing issuance costs	(2,896)	(133)
Repayments of principal on capital lease obligations	—	(47)
Retirement of convertible notes – Note 11	—	(106)
Net cash provided by financing activities	68,173	27,595
Net decrease in cash	(3,894)	(476)
Cash, beginning of period	52,861	53,337
Cash, end of period	$48,967	$52,861
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$6,220	$9,138
Restricted cash – current	3,270	5,030
Restricted cash – non-current	39,477	38,693
Total cash, cash equivalents and restricted cash	$48,967	$52,861
The accompanying notes are an integral part of these statements.

HYCROFT MINING CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
(U.S. dollars in thousands, except share amounts)
	Common Stock		Treasury Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	2,668,689	$3	65,572	$—	$5,184	$(289,740)	$(284,553)
Net loss	—	—	—	—	—	(55,803)	(55,803)
Shares issued	90,000	—	—	—	—	—	—
Shares repurchased	—	—	95,082	—	—	—	—
Balance at December 31, 2018	2,758,689	3	160,654	—	5,184	(345,543)	(340,356)
Net loss	—	—	—	—	—	(98,895)	(98,895)
Shares issued(1)	336,961	—	—	—	—	—	—
Shares repurchased	—	—	37,428	—	—	—	—
Balance at December 31, 2019	3,095,650	$3	198,082	$—	$5,184	$(444,438)	$(439,251)

(1)
Shares issued during the twelve months ended December 31, 2019 were related to settling the remaining bankruptcy claims.

The accompanying notes are an integral part of these statements.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
1.   Company Overview
Hycroft Mining Corporation (formerly known as Allied Nevada Gold Corp.) and its subsidiaries (collectively, “HMC”, the “Company”, “we”, “us”, “our”, etc.) is a U.S.-based gold producer that is focused on mining, developing, and exploring properties in the state of Nevada in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of the Company’s operating revenues and, when operating, the market prices of gold and silver significantly impact the Company’s financial position, operating results, and cash flows. The Hycroft Mine is located in the state of Nevada and the corporate office is located in Denver, Colorado.
2.   Summary of Significant Accounting Policies
Basis of presentation
The Consolidated Financial Statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain amounts in the 2018 Consolidated Financial Statements have been reclassified to conform to the 2019 presentation. References to “$” refers to United States dollars.
Going concern
The Consolidated Financial Statements of the Company have been prepared on a “going concern” basis, which means that the continuation of the Company is presumed even though events and conditions exist that, when considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern because it is probable that, without additional capital injections, the Company will be unable to meet its obligations as they become due within one year after the date that these financial statements were issued.
On March 10, 2015, the Company filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in an effort to recapitalize the Company’s balance sheet by reducing its debt balances while concurrently providing additional liquidity. The Company continued to operate and produce gold and silver at its Hycroft Mine during the bankruptcy process. However, on July 8, 2015, the Company announced that it had suspended mining operations to maximize cash flow and minimize spending through the remainder of the Chapter 11 process. Effective October 22, 2015 (the “Effective Date”), the Company completed its financial restructuring process and emerged from bankruptcy.
From July 2015 through December 31, 2016, the Company produced gold and silver from its leach pads, actively running its processing facilities. The operation went into a care and maintenance mode as of January 1, 2017 when the Company stopped adding lime to the leach pads and wrote-down the remaining gold and silver on the leach pads to $0 due to the inability to economically recover the metal. As a result of going into care and maintenance, gold and silver production became a byproduct of maintaining the Hycroft Mine. Beginning January 1, 2017, the Company recorded all metal sales as a reduction to Care and maintenance, net in the consolidated statements of operations (see Note 12 — Gold and Silver Sales). The Company did not generate sufficient cash flow from its operations during 2018 to cover its operating costs, general and administrative costs, and the development costs related to the feasibility of its sulfide expansion project and was reliant upon additional debt funding to continue operations.
During 2019, the Company restarted open pit mining at the Hycroft Mine, and produced and sold gold and silver. However, based on the financial results for the year ended December 31, 2019, the significant debt burden and the need for additional cash to expand the operations, the Company believes its operations cannot currently generate enough cash to make scheduled principal and interest payments required by its debt obligations and/or cover operating and general and administrative costs necessary to operate the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
concern, since the Company is reliant on receiving future cash flows from financing activities to meet its obligations. While the Company has entered into a purchase agreement with MUDS, (the “MUDS transaction”) (as discussed in Note 21 — Subsequent Events) the MUDS transaction has yet to close and is subject to customary and other closing conditions, including regulatory approvals and receipt of approvals from MUDS and Hycroft stockholders.
The ability to continue as a going concern is contingent upon the Company’s ability to expand mining operations to an economic level and to refinance its existing debt obligations, which the MUDS transaction is designed to support. During August 2019, M3 Engineering and Technology Corp. in association with SRK Consulting US and the Company completed a feasibility study (the “2019 Hycroft Technical Report”). The 2019 Hycroft Technical Report projects the economic viability and potential future cash flows for the Hycroft Mine when mining operations expand.
As part of the 2019 restart of mining operations, existing equipment was re-commissioned, including haul trucks, shovels and a loader, upgrades were made to the crushing system and new leach pad space was added to the existing leach pads. The 2019 restart of mining operations through December 31, 2019 was funded by the issuance of $72.0 million in Senior Secured Notes due June 30, 2020 (the “1.25 Lien Notes”), discussed below. Additional short-term funding continues to be required. See Note 21 — Subsequent Events for more information. The Company plans to refinance its existing debt obligations and obtain the funds necessary to expand its mining operations with the proceeds from the MUDS transaction.
These Consolidated Financial Statements do not include any adjustments related to the recoverability and classification of recorded assets or any other adjustments that might be necessary should the Company be unable to continue as a going concern.
Use of estimates
The preparation of the Company’s Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in these Consolidated Financial Statements and accompanying notes. The more significant areas requiring the use of management estimates and assumptions relate to recoverable gold and silver on the leach pads and in-process inventories; the useful lives of long-lived assets; probabilities of future expansion projects; environmental reclamation and closure costs; deferred taxes and related valuation allowances; and estimates of fair value for asset impairments and financial instruments. The Company bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate is made. Actual results may differ from amounts estimated in these Consolidated Financial Statements, and such differences could be material.
Principles of consolidation
The Consolidated Financial Statements include the accounts of HMC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
Cash
Cash and cash equivalents have historically consisted of cash balances and highly liquid investments with an original maturity of three months or less. The Company has not experienced any losses on cash balances and believes that no significant risk of loss exists with respect to its cash. As of December 31, 2019 and 2018, the Company held no cash equivalents. Restricted cash is excluded from cash and is listed separately on the consolidated balance sheets. See Note 5 — Restricted Cash for additional information.
Ore on leach pads and inventories
The Company’s production-related inventories include: ore on leach pads; in-process inventories; and doré finished goods. Production-related inventories are carried at the lower of average cost or net realizable

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
value. Cost includes mining (ore and waste); processing; refining costs incurred during production stages, and mine site overhead and depreciation and amortization relating to mining and processing operations. Net realizable value represents the estimated future sales price of production-related inventory quantities computed using the London Bullion Market Association’s (“LBMA”) quoted period-end metal prices, less any further estimated processing, refining, and selling costs. Losses that result from the application of the lower of cost or net realizable value accounting policy are recorded as a component of Cost of sales in the consolidated statements of operations. See Note 3 — Inventories for additional information.
The recovery of gold and silver at the Hycroft Mine is accomplished through a heap leaching process, the nature of which limits the Company’s ability to precisely determine the recoverable gold ounces in ore on leach pads. The Company estimates the quantity of recoverable gold ounces in ore on leach pads using surveyed volumes of material, ore grades determined through sampling and assaying of blastholes, crushed ore sampling, solution sampling, and estimated recovery percentages based on ore type and domain. The estimated recoverable gold ounces placed on the leach pads are periodically reconciled by comparing the related ore gold contents to the actual gold ounces recovered (metallurgical balancing). Changes in recovery rate estimates from metallurgical balancing that do not result in write-downs are accounted for on a prospective basis. If a write-down is required, production-related inventories would be adjusted to net realizable value and recorded as a component of Cost of sales in the consolidated statements of operations. See Note 3 — Inventories for additional information.
Ore on leach pads
Ore on leach pads represents ore that is being treated with a chemical solution to dissolve the contained gold. Costs are added to ore on leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. As gold-bearing materials are further processed, costs are transferred from ore on leach pads at an average cost per estimated recoverable ounce of gold to in-process inventories.
In-process inventories
In-process inventories represent gold-bearing concentrated materials that are in the process of being converted to a saleable product using a Merrill-Crowe or carbon in column processing method. As gold ounces are recovered using the Merrill-Crowe process, costs are transferred from in-process inventories at an average cost per ounce of gold to doré finished goods inventory. In-process inventories are valued at the average cost of the material fed into the process, plus the in-process conversion costs, including applicable depreciation and amortization relating to the process facilities incurred to that point in the process.
Precious metals inventory
Precious metals inventory consists of doré containing both gold and silver. While operations are actively producing gold and silver, and as the Company sells its in-process inventories, costs are recognized in Production costs in the consolidated statements of operations at an average cost per gold ounce sold. While the Hycroft Mine is in care and maintenance, costs to maintain the mine are recognized in Care and maintenance, net in the consolidated statements of operations as incurred.
Materials and supplies
Materials and supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight.
Fair value measurements
Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements, defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis;
Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain financial instruments, including cash, prepaids and other, accounts payable, and other liabilities are carried at cost, which approximates their fair value due to the short-term nature of these instruments.
Plant, equipment, and mine development
Expenditures for new facilities and equipment, and expenditures that extend the useful lives or increase the capacity of existing facilities or equipment are capitalized and recorded at cost. Such costs are depreciated using either the straight-line method over the estimated productive lives of such assets or using the units-of-production method (when actively operating) at rates sufficient to depreciate such costs over the estimated proven and probable reserves as gold ounces are recovered. See Note 6 — Plant, Equipment, and Mine Development, Net for additional information.
Mine development
Mine development costs include the cost of engineering and metallurgical studies, drilling and assaying costs to delineate an ore body, environmental costs and the building of infrastructure. Additionally, interest is capitalized to mine development until such assets are ready for their intended use. Any of the above costs incurred before mineralization is classified as proven and probable reserves are expensed. During the second half of 2019, the Company established proven and probable reserves.
Drilling, engineering, metallurgical, and other related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body, converting non-reserve mineralization to proven and probable reserves, infrastructure planning, or supporting the environmental impact statement. All other drilling costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs to be included as a component of Total cost of sales on the consolidated statements of operations.
Mine development costs are amortized using the units-of-production method based upon estimated recoverable ounces in proven and probable reserves. To the extent such capitalized costs benefit an entire ore body, they are amortized over the estimated life of that ore body. Capitalized costs that benefit specific ore blocks or areas are amortized over the estimated life of that specific ore block or area. Recoverable ounces are determined by the Company based upon its proven and probable reserves and estimated metal recoveries associated with those reserves.
Impairment of long-lived assets
The Company’s long-lived assets consist of plant, equipment and mine development. The Company reviews and evaluates its long-lived assets for recoverability annually and at interim periods if triggering events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Events that may trigger a test for recoverability include, but are not limited to, significant adverse changes to projected revenues, costs, or future expansion plans or changes to federal and state regulations (with which

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
the Company must comply) that may adversely impact the Company’s current or future operations. An impairment is determined to exist if the total projected future cash flows on an undiscounted basis are less than the carrying amount of a long-lived asset group. An impairment loss is measured and recorded based on the excess carrying value of the impaired long-lived asset group over fair value.
To determine fair value, the Company uses a discounted cash flow model based on quantities of estimated recoverable minerals and incorporates projections and probabilities involving metal prices (considering current and historical prices, price trends, and related factors), production levels, operating and production costs, and the timing and capital costs of expansion and sustaining projects, all of which are based on life-of-mine plans. The term “recoverable minerals” refers to the estimated amount of gold and silver that will be sold after taking into account losses during ore processing and treatment. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions, which are consistent or reasonable in relation to internal budgets and projections, and actual future cash flows may be significantly different than the estimates, as actual future quantities of recoverable gold and silver, metal prices, operating and production costs, and the timing and capital costs of expansion and sustaining projects are each subject to significant risks and uncertainties. See Note 6 — Plant, Equipment, and Mine Development, Net for additional information.
Mineral properties
Mineral properties are tangible assets recorded at cost and include royalty interests, asset retirement costs, and land and mineral rights to explore and extract minerals from properties. Once a property is in the production phase, mineral property costs are amortized using the units-of-production method based upon the estimated recoverable gold ounces in proven and probable reserves at such properties. Costs to maintain mineral properties are expensed in the period they are incurred. As of December 31, 2019 and 2018, there was no value assigned to mineral properties as the value had been written-down to $0 in previous periods.
Asset retirement obligation
The Company’s mining and exploration activities are subject to various federal and state laws and regulations governing the protection of the environment. The Company’s asset retirement obligation (“ARO”), consisting of estimated future mine reclamation and closure costs, may increase or decrease significantly in the future as a result of changes in regulations, mine plans, estimates, or other factors. The Company’s ARO relates to its operating property, the Hycroft Mine, and was recognized as a liability at fair value in the period incurred. An ARO, which is initially estimated based on discounted cash flow estimates, is accreted to full value over time through charges to Accretion expense in the consolidated statements of operations. Resultant ARO cost assets (recorded in Mineral properties, net on the consolidated balance sheets) are depreciated on a straight-line method over the related long-lived asset’s useful life. The Company’s ARO is adjusted annually, or more frequently if necessary, to reflect changes in the estimated present value resulting from revisions to the timing or amount of reclamation and closure costs.
Derivative instruments
The fair value of the Company’s derivative instruments is reflected as liabilities on the consolidated balance sheets. The Company does not hold derivative instruments for trading purposes.
Derivative Instruments Not Designated as Hedges
Previous equity stockholders of the Company received warrants with a seven-year term that represent 17.5% of the outstanding new common shares. These warrants were accounted for as a derivative instrument and included in Other liabilities, non-current on the consolidated balance sheets at fair value with periodic changes in fair value included in Other, net in the consolidated statements of operations. During the years ended December 31, 2019 and 2018 there were no adjustments recorded as a result of no change in the fair value.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
See Note 11 — Stockholders’ Equity and Note 16 — Fair Value Measurements for additional information on the Company’s derivative instruments.
Treasury Stock
The Company records repurchases of common shares as Treasury stock at cost.
Revenue recognition
When actively operating, the Company recognizes revenue on gold and silver sales. During the year ended December 31, 2019, the Company began actively operating the Hycroft Mine and, as such, recorded gold and silver sales as Revenue. When in care and maintenance, gold and silver sales are recorded as a reduction to Care and maintenance, net on the consolidated statements of operations. During 2018, the Hycroft Mine was in care and maintenance and, as a result, all gold and silver sales were recorded as a reduction to Care and maintenance, net. For 2019 and 2018, 93% and 99%, respectively, of the Company’s gold and silver sales were attributable to gold sales.
The Company recognizes revenue for gold and silver production when it satisfies the performance obligation of transferring gold inventory to the customer, which generally occurs when the refiner notifies the customer that gold has been credited or irrevocably pledged to their account at which point the customer obtains the ability to direct the use and obtain substantially all of the remaining benefits of ownership of the asset. The transaction amount is determined based on the agreed upon market price and the number of ounces delivered. Concurrently, the payment date is agreed upon, which is usually within one week. All sales are final.
Stock-Based Compensation
Stock-based compensation costs for eligible employees are measured at fair value on the date of grant and charged to expense over the requisite service period. The fair value of awards is determined using the stock price on either the date of grant (if subject only to service conditions) or the date that the Compensation Committee of the Board of Directors establishes applicable performance targets (if subject to performance conditions). The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods through the final vesting date. See Note 13 — Stock-Based Compensation for additional information.
Phantom shares
Non-employee members of the Company’s board of directors receive phantom shares of stock pursuant to a Non-Employee Director Phantom Stock Plan. For grants issued during the years ended 2015 and 2016, the cash payment is equal to the fair market value of one share of common stock of the Company at the date of payment. Under the grant agreements, each phantom share vests on the date of grant and entitles the participant to a cash payment. For grants issued during 2019 and 2018, the cash payment is equal to the greater of the (1) grant date value and (2) the fair market value of one share of common stock of the Company at the date of payment. The fair market value at date of grant of the phantom shares was based upon the valuation of the Company determined in the bankruptcy process. During the twelve months ended December 31, 2019, the Company recorded a $0.2 million increase in the value of phantom shares granted in 2015 and 2016, which is included in General and administrative on the consolidated statements of operations and increased the compensation expense in 2019. During the twelve months ended December 31, 2018, the Company recorded a $0.4 million decrease in the value of phantom shares granted in 2015 and 2016, which is included in General and administrative on the consolidated statements of operations and decreased the compensation expense in 2018. For the twelve months ended December 31, 2019 and 2018 the Company recognized $0.5 million in each period in compensation expense related to the vesting of the phantom shares granted during each respective period, which are included in General and administrative on the consolidated statements of operations. See Note 16 — Fair Value Measurements for additional information.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
Reorganization items, net
Expenses directly associated with finalizing the Chapter 11 cases before the Bankruptcy Court are reported as Reorganization items, net in the consolidated statements of operations. The Company incurred legal and professional fees of $0.9 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively.
Income taxes
The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates either a net deferred income tax liability or asset for the Company, as measured by the statutory tax rates in effect at the anticipated time of reversal. The Company derives its deferred income tax provision or benefit by recording the change in either the net deferred income tax liability or asset balance for the year. See Note 14 — Income Taxes for additional information.
The Company’s deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. Evidence evaluated includes past operating results, forecasted earnings, estimated future taxable income, and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates used to manage the underlying business.
As necessary, the Company also provides reserves against the benefits of uncertain tax positions taken on its tax filings. The necessity for and amount of a reserve is established by determining, based on the weight of available evidence, the amount of benefit which is more likely than not to be sustained upon audit for each uncertain tax position. The difference, if any, between the full benefit recorded on the tax return and the amount more likely than not to be sustained is recorded as a liability on the Company’s consolidated balance sheets unless the additional tax expense that would result from the disallowance of the tax position can be offset by a net operating loss, a similar tax loss, or a tax credit carryforward. In that case, the reserve is recorded as a reduction to the deferred tax asset associated with the applicable net operating loss, similar tax loss, or tax credit carryforward.
Recently issued accounting pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes current revenue recognition requirements and industry-specific guidance. The codification was amended through additional ASUs and, as amended, requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company’s only revenue stream is from the sale of precious metals, which is scoped into ASU 2014-09.
The Company adopted ASU 2014-09 on January 1, 2019 using a modified retrospective approach. As there were no unfulfilled contracts outstanding as of December 31, 2018, there was no cumulative effect adjustment required to be recognized at January 1, 2019.
In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2020, including interim periods within the year. A modified retrospective transition approach is required to either the beginning of the earliest period presented

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
or the beginning of the year of adoption. The Company is evaluating the potential impact on its Consolidated Financial Statements.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires companies to include restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 was adopted on January 1, 2019 on a retrospective basis. The adoption of ASU 2016-18 eliminated the activity related to transfers between cash and restricted cash for the twelve months ended December 31, 2018. The adoption of ASU 2016-18 did not have a material impact on our statements of cash flows for the periods presented.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurements (“ASU 2018-13”), which amends the disclosure requirements for fair value measurements in Topic 820 based on the considerations of costs and benefits. Under ASU 2018-13, certain disclosures were eliminated, while others were modified and there were some additions. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019. The Company will adopt ASU 2018-13 in 2020, but will not have a material effect on the financial statement disclosures.
3.   Inventories
The following table provides the components of inventories and the estimated recoverable gold ounces therein (in thousands, except ounces):
	December 31, 2019		December 31, 2018
	Amount	Gold Ounces	Amount	Gold Ounces
Materials and supplies	$2,559	—	$1,582	—
Merrill-Crowe in process	1,004	691	—	—
Carbon column in-process	478	474	478	482
Doré finished goods	412	278	—	—
Total	$4,453	1,443	$2,060	482
As of December 31, 2019 and 2018, in-process Inventories included $0.1 million and $0, respectively, of capitalized depreciation and amortization costs.
The following table summarizes ore on leach pads and the estimated recoverable gold ounces therein (in thousands, except ounces):
	December 31, 2019		December 31, 2018
	Amount	Gold Ounces	Amount	Gold Ounces
Ore on leach pads	$22,062	17,019	$—	—
As of December 31, 2019 (including the both write-downs discussed below) and 2018, Ore on leach pads included $2.0 million and $0, respectively, of capitalized depreciation and amortization costs.
Write-down of production inventories
As discussed in Note 2 — Summary of Significant Accounting Policies, the estimated recoverable gold ounces placed on the leach pads are periodically reconciled by comparing the related ore gold contents to the actual gold ounces recovered (metallurgical balancing). During the 2019 fourth quarter, based on metallurgical balancing results, the Company determined that 11,680 ounces of gold that had been placed on the leach pads were no longer recoverable and wrote-off these ounces. As a result of the write-off the Company recognized a Write-down of production inventories on the consolidated statements of operations of

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
$16.4 million. Cash production costs written-off were $15.1 million and capitalized depreciation and amortization costs written-off were $1.3 million. The write-off of these ounces was primarily a result of mismanagement of solution flows. The lost gold and silver ounces were leached and captured in solution. However, prior to the solution being processed through the Merrill-Crowe plant, it was inadvertently commingled with barren solution and pumped to leach pads no longer in use, which will prevent it from being recovered in the future.
In addition to the write-down related to metallurgical balancing during 2019, the Company performed its lower of cost or net realizable value test for the Ore on leach pads at December 31, 2019 and that resulted in a $2.2 million write-down of production inventories. The $2.2 million write-down includes $2.0 million of cash production costs and $0.2 million of capitalized depreciation and amortization which is included in Write-down of production inventories on the consolidated statements of operations. The recognition of the write-down is based on the Company’s application of the lower of cost or net realizable value accounting policy.
4.   Prepaids and Other Assets
The following table provides the components of prepaids and other assets (in thousands):
	December 31,
	2019	2018
Prepaids and other
Prepaids	$2,109	$1,722
Deposits	539	539
Total	$2,648	$2,261
Other assets, non-current
Deferred future financing costs	5,083	1,158
Royalty – advance payment	120	—
Total	$5,203	$1,158
5.   Restricted Cash
The following table provides the components of restricted cash (in thousands):
	December 31,
	2019	2018
First Lien agreement restricted cash – Note 9	3,270	5,030
Asset retirement obligation surety bonds (collateralized obligation)	39,477	38,693
Total	$42,747	$43,723

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
6.   Plant, Equipment, and Mine Development, Net
The following table provides the components of plant, equipment, and mine development, net (in thousands):
	Depreciation Life of Method	December 31,
		2019	2018
Process equipment	5 – 13 years	$14,770	$6,759
Leach pads	Units-of-production	11,190	11,190
Buildings and leasehold improvements	10 years	10,507	10,507
Restart leach pads	18 months	6,229	—
Mine equipment	5 – 7 years	4,716	3,905
Vehicles	3 – 5 years	136	41
Furniture and office equipment	7 years	129	22
Mine development	Units-of-production	119	—
Construction in progress and other		20,619	20,750
		$68,415	$53,174
Less: accumulated depreciation and amortization		(17,208)	(11,770)
Total		$51,207	$41,404
During the year ended December 31, 2019, leach pads were constructed and used for the restart of mining operations. New processing equipment was also placed into service. For the years ended December 31, 2019 and 2018, the Company recorded depreciation and amortization related to plant, equipment and mine development of $5.4 million and $3.4 million, respectively. The Company capitalized $4.3 million of depreciation and amortization during 2019 to Ore on leach pads on the consolidated balance sheets.
Impairment of long-lived assets
During the years ended December 31, 2019, the Company recorded impairments of long-lived assets of $0.1 million. The impairment recorded during 2019 related to a leach pad expansion project that the Company determined it would not utilize and, therefore, did not complete.
7.   Mineral Properties, Net
The following table summarizes changes in the Company’s mineral properties, net (in thousands):
	December 31,
	2019	2018
Balance, beginning of year	$—	$1,093
Amortization of asset retirement cost asset	—	(61)
Write-down of mineral property	—	(1,032)
Balance, end of year	$—	$—
During the year ended December 31, 2018, the Company wrote-down the asset retirement cost asset to $0 based on a decrease in the ARO.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
8.   Other Liabilities
The following table summarizes the components of other liabilities, current and non-current (in thousands):
	December 31,
	2019	2018
Other liabilities, current
Accrued compensation for phantom shares – Note 16	$1,590	$884
Restricted stock units – Note 13	1,210	—
Other accrued compensation	1,139	892
Other	—	14
Total	$3,939	$1,790
Other liabilities, non-current
Warrant liability – Notes 11 and 16	$18	$18
9.   Debt
Debt covenants
The Company’s debt agreements contain representations and warranties, events of default, and covenants that are customary for agreements of these types. The Company’s First Lien Term Loan Credit Agreement (the “First Lien Agreement”) contains financial covenants that, among other things, restrict or limit the ability of the Company to enter into liens, dispose of its assets, enter into hedging arrangements, pay dividends, purchase or redeem shares, incur or guarantee additional indebtedness, and make capital expenditures. The Second Lien Convertible Notes (the “Convertible Notes”), the Senior Secured Notes due June 30, 2020 (the “1.5 Lien Notes”) and the 1.25 Lien Notes contain provisions that, among other things, restrict or limit the ability of the Company to incur or guarantee additional debt, pay dividends, enter into liens, or dispose of its assets.
The Company’s First Lien Agreement, the Convertible Notes, the 1.5 Lien Notes and the 1.25 Lien Notes include customary events of default, including those relating to a failure to pay principal or interest, a breach of a covenant, representation or warranty, a cross-default to other indebtedness, and non-compliance with security documents.
As of December 31, 2019, we believe we were in compliance with all covenants related to the debt obligations.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
Debt balances
The following table summarizes the components of debt (in thousands):
	December 31,
	2019	2018
Debt, current:
Convertible Notes	$208,411	$—
1.5 Lien Notes	137,050	—
First Lien Agreement	125,468	125,468
1.25 Lien Notes	77,212	—
Other note payable	6,773	5,989
Less debt issuance costs	(949)	(71)
Total	$553,965	$131,386
Debt, non-current:
Convertible Notes	$—	$179,874
1.5 Lien Notes	—	118,270
Less debt issuance costs	—	(1,943)
Total	$—	$296,201
Debt issued at the Effective Date
First lien term loan agreement
The Company entered into the First Lien Agreement on the Effective Date for an aggregate principal amount of $126.7 million. The First Lien Agreement originally matured March 31, 2017 and now matures on May 31, 2020. For the period from December 13, 2019 through January 31, 2020 the First Lien Agreement bore interest at either LIBOR plus 7.0% or an Alternate Base Rate Canada, as defined in the First Lien Agreement, plus 7.0% and thereafter increased to either LIBOR plus 7.5% or an Alternate Base Rate Canada plus 7.5%. Prior to December 13, 2019, the First Lien Agreement bore interest at either LIBOR plus 5.5% or an Alternate Base Rate Canada plus 4.5%. Fifty percent of the monthly Excess Cash Flow, as defined in the First Lien Agreement and subject to minimum cash balance restrictions, is required to be paid to reduce the outstanding amount under the First Lien Agreement. The maximum outstanding amount under the First Lien Agreement was initially determined by a Borrowing Base (as defined in the First Lien Agreement) that is based upon 80% of the net realizable value of the gold and silver in the Company’s ore on leach pads, in-process and finished goods inventories less estimated selling and processing costs. The repayment of the First Lien Agreement and other obligations under the First Lien Agreement are guaranteed by all of the direct and indirect domestic subsidiaries of the Company. The First Lien Agreement, the guarantees by the guarantors in respect thereof and all obligations under the First Lien Agreement, and such guarantees are secured by liens on substantially all of the assets of the Company and its subsidiaries.
After a series of short-term maturity extensions through July 14, 2017, the Company amended the First Lien Agreement to provide for a maturity of January 31, 2019. After several short-term maturity extensions through February 22, 2019, the First Lien Agreement maturity was extended to December 13, 2019 (the “February 2019 Extension”). The extended amendment requires that the Company will maintain at all times a cash balance of $5.0 million, including a balance in a segregated account sufficient to pay projected First Lien Agreement interest payments for the succeeding three months. In conjunction with the close of the February 2019 Extension, the Company issued $18.0 million of 1.25 Lien Notes (discussed below). Pursuant to the February 2019 Extension, the Company obtained commitments from the holders of

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
the 1.5 Lien Notes to purchase an additional $9.0 million of 1.25 Lien Notes during 2019, which was fulfilled in May 2019. Additionally, pursuant to the February 2019 Extension, the maximum outstanding amount under the First Lien Agreement is no longer determined by the Borrowing Base, however, the Company is to maintain at all times at least 175,000 recoverable gold equivalent ounces on the leach pads. The Company has agreed to certain operational and reporting milestones during the remaining life of the First Lien Agreement. Also, the Company agreed that it will ensure that the holders of the 1.5 Lien Notes or other parties acceptable to the Administrative Agent (as defined in the First Lien Agreement) will reduce the Bank of Nova Scotia’s holdings under the First Lien Agreement by $5.0 million within two banking days of each of June 30, 2019, if a certain milestone is not met, and October 28, 2019. Both buy-down obligations were met by the holders of the 1.5 Lien Notes.
The Company completed two additional maturity amendments in December 2019 and January 2020. As stated above, the First Lien Agreement now matures May 31, 2020. In connection with these two amendments, the Company has agreed to certain operational and reporting milestones during the remaining life of the First Lien Agreement.
Second lien convertible notes
The Company issued $95.0 million of Convertible Notes on the Effective Date pursuant to the Indenture. Of the initial $95.0 million in Convertible Notes issued, $90.0 million was received by the Company in cash. The remaining $5.0 million in Convertible Notes were issued in satisfaction of a backstop put option payment. Certain lenders provided a backstop to the commitments in respect of the Convertible Notes to the extent there was a shortfall (in such capacity, collectively, the “Backstop Note Lenders”) in exchange for a backstop put option payment. Each of the Backstop Note Lenders received a portion of the backstop put option payment of $5.0 million.
Since the initial issuance of the $95.0 million in Convertible Notes, the Company issued, pursuant to the Indenture, an additional $20.0 million in aggregate principal amount of Convertible Notes upon substantially the same terms and conditions as those issued on October 22, 2015. In August 2018, the Company paid $0.1 million to retire $3.4 million of Convertible Notes resulting in a gain of $3.3 million.
The Convertible Notes mature on October 22, 2020 and bear interest at a rate of 15% per annum, payable in-kind on a quarterly basis. The issuance of an additional $96.8 million in Convertible Notes has been made through December 2019, representing interest payments on the outstanding Convertible Notes, including $0.3 million that was prepaid upon issuance of additional notes.
The Convertible Notes are convertible at an initial conversion price of $1.67 per share, subject to anti-dilution protection. There was no beneficial conversion feature as it was determined that the conversion price was equal to the commitment date value of the common stock. The obligations under the Convertible Notes and the guarantees by the guarantors in respect thereof are secured by liens on substantially all assets of the Company and the guarantors, subject to the priority of the liens that secure the obligations under the First Lien Agreement, the 1.25 Lien Notes and the 1.5 Lien Notes. In connection with the issuance of the Convertible Notes, an Intercreditor Agreement was entered into by and among the agent under the First Lien Agreement and the trustee under the Indenture.
Additional debt issued
1.5 Lien Notes
In May, 2016, the Company issued $10.0 million of the 1.5 Lien Notes, pursuant to a Note Purchase Agreement (the “Note Purchase Agreement”). The 1.5 Lien Notes bear interest at a rate of 15% per annum, which is payable in-kind on a quarterly basis, and mature June 30, 2020. The obligations under the 1.5 Lien Notes and the guarantees by the guarantors in respect thereof are secured by liens on substantially all assets of the Company and the guarantors, subject to the priority of the liens that secure the obligations of the First Lien Agreement and the 1.25 Lien Notes but superior in priority to the liens that secure the obligations

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
of the Convertible Notes and the unsecured obligations of the Company. In connection with the issuance of the 1.5 Lien Notes, an Intercreditor Agreement was entered into by and among the agent under the First Lien Agreement and the collateral agent under the Note Purchase Agreement. Additionally, an Intercreditor Agreement was entered into by and among the collateral agent under the Note Purchase Agreement and the trustee under the Indenture.
The following table summarizes the issuance of 1.5 Lien Notes bifurcated by note issuances and interest in-kind during the years ended December 31, 2019, 2018, 2017 and 2016 (in thousands):
Transaction Period	Note Issuances	Interest In-Kind	Total
Year ended December 31, 2016	$26,200	$1,535	$27,735
Year ended December 31, 2017	41,000	7,512	48,512
Year ended December 31, 2018	28,000	14,023	42,023
Year ended December 31, 2019	—	18,780	18,780
Total	$95,200	$41,850	$137,050
While each 1.5 Lien Notes issuance is pursuant to a new note purchase agreement, all the 1.5 Lien Notes have the same terms and security priority as the original issuance in May 2016.
The 1.5 Lien Notes provide the holders the right upon a change of control, as defined in the Note Purchase Agreement, to require the Company to repurchase all of the holder’s notes for 110% of the outstanding principal balance, plus accrued and unpaid interest. Furthermore, the 1.5 Lien Notes give the Company the right upon a change of control, as defined in the Note Purchase Agreement, to redeem the notes for 110% of the outstanding principal balance, plus accrued and unpaid interest.
1.25 Lien Notes
On February 22, 2019, the Company issued $18.0 million of the 1.25 Lien Notes, pursuant to a Note Purchase Agreement (the “1.25 Note Purchase Agreement”). The 1.25 Lien Notes bear interest at a rate of 15% per annum, which is payable in-kind on a quarterly basis, and mature June 30, 2020. The obligations under the 1.25 Lien Notes and the guarantees by the guarantors in respect thereof are secured by liens on substantially all assets of the Company and the guarantors, subject to the priority of the liens that secure the obligations of the First Lien Agreement but superior in priority to the liens that secure the obligations of the 1.5 Lien Notes, the Convertible Notes and the unsecured obligations of the Company. In connection with the issuance of the 1.25 Lien Notes, an Intercreditor Agreement was entered into by and among the agent under the First Lien Agreement and the collateral agent under the 1.25 Note Purchase Agreement, and an Intercreditor Agreement was entered into by and among the collateral agent under the Note Purchase Agreement and the collateral agent under the 1.25 Note Purchase Agreement. Additionally, an Intercreditor Agreement was entered into by and among the collateral agent under the 1.25 Note Purchase Agreement and the trustee under the Indenture.
Additional 1.25 Lien Notes were issued in 2019 pursuant to new note purchase agreements. All of the 1.25 Lien Notes have the same terms and security priority as the original issuance in February 2019. A total of $77.2 million of 1.25 Lien Notes were issued during 2019, including $5.2 million of interest in-kind notes.
Other notes payable
On October 15, 2014, the Company entered into a Release and Settlement Agreement (the “Settlement Agreement”) and a Promissory Note (the “Promissory Note”) resolving and settling any and all disputes between Jacobs Field Services North America and the Company. A First Amendment to the Settlement Agreement was executed on April 5, 2016, a Second Amendment was executed on October 6, 2016, a Third Amendment was executed on December 21, 2017 (the “Third Amendment”), a Fourth Amendment was

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
executed on December 31, 2018 (the “Fourth Amendment”) and a Fifth Amendment was executed on June 27, 2019 (the “Fifth Amendment”). The Fourth Amendment amended the Promissory Note to begin accruing interest January 1, 2019, at the rate of 5% per annum, to be added to the principal of the Promissory Note. Interest for 2018 was prepaid coincident with the execution of the Third Amendment. Pursuant to the Fourth Amendment, a delayed payment fee of 5.5% of the principal balance as of June 30, 2019, including accrued interest, was added to the principal balance of the Promissory Note. The due date of the Promissory Note was extended to December 31, 2019, pursuant to the Fifth Amendment. A Sixth Amendment was executed on December 19, 2019 (the “Sixth Amendment”), which extended the Promissory Note due date to June 30, 2020.
On each of December 31, 2019 and 2018, coincident with the execution of the Sixth Amendment and Fourth Amendment, delayed payment fees of 2% of the principal balance at each date, or $0.1 million and $0.1 million, respectively, were added to the principal balance of the Promissory Note.
Interest expense
The following table summarizes the components of recorded interest expense (in thousands):
	Year Ended December 31,
	2019	2018
Second Lien Convertible Notes	$28,537	$24,923
1.5 Lien Notes	18,763	14,012
First Lien Agreement	10,022	9,589
1.25 Lien Notes	5,241	—
Amortization of debt issuance costs	2,047	1,802
Promissory Note	785	567
Capitalized interest	(551)	—
Total interest expense	$64,844	$50,893
We capitalize interest to Property and equipment, net on the consolidated balance sheets for construction projects in accordance with ASC Topic 835, Interest.
10.   Asset Retirement Obligation
The following table summarizes changes in the Company’s ARO (in thousands):
	December 31,
	2019	2018
Balance, beginning of year	$5,832	$21,548
Accretion expense	422	1,271
Changes in estimates	(1,880)	(16,987)
Balance, end of year	$4,374	$5,832
Changes in estimates during the year ended December 31, 2019 were driven by increased equipment and diesel costs but were more than offset by an increase in our credit-adjusted risk free rate, which is used to discount the future reclamation costs. Changes in estimate during 2018 were primarily a result of the Company extending the life-of-mine estimate to 30 years. Due to the extended life of mine, reclamation expenditures are delayed by approximately 25 years from the prior estimated schedule. As of December 31, 2019, the Company estimated that no significant reclamation expenditures will be made until 2047 and that reclamation work will be completed by the end of 2065.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
11.   Stockholders’ Equity
Common stock
In connection with the Company’s emergence from bankruptcy and as detailed in the plan of reorganization, the Company’s then-existing unsecured notes and general unsecured claims were canceled and holders of such claims received equity in the reorganized Company or received cash in amounts negotiated by the major creditor groups. The Company was required to issue 3.0 million new common shares to its creditors, but has not listed the new common shares for public trading and is not a reporting company with the United States Securities and Exchange Commission. Previous equity stockholders of the Company received warrants with a seven-year term that represent 17.5% of the outstanding new common shares.
As of December 31, 2019, all bankruptcy claims had been settled and all 3.0 million shares had been issued. For additional information see Note 16 — Fair Value Measurements. As of December 31, 2019, the Company had 400.0 million shares of common stock authorized at $.001 par value per share.
Preferred stock
In addition to common stock, the authorized share capital of the Company includes 10,000,000 shares of undesignated preferred stock with a par value of $0.001 per share, none of which has been issued.
Treasury stock
During the year ended December 31, 2019, the Company repurchased 37,428 shares of its common stock outstanding for a total purchase price of $1 (one dollar). During the year ended December 31, 2018, the Company repurchased 95,082 shares of its common stock outstanding for a total purchase price of $1 (one dollar).
Dividend policy
The Company has never paid dividends and currently has no intention to do so. The Company’s Convertible Notes, 1.5 Lien Notes, 1.25 Lien Notes and First Lien Agreement contain provisions that restrict its ability to pay dividends. For additional information see Note 9 — Debt.
Warrant issuance at effective date:
As discussed above, the previous equity stockholders of the Company were issued 12.7 million warrants with a seven-year term that represent 17.5% of the outstanding new common shares on the Effective Date. At issuance, each warrant was convertible into one share of the Company’s common stock. As the number of shares of common stock issuable upon conversion of the Convertible Notes increases, the conversion ratio of the warrants increases such that the warrants continue to represent 17.5% of the shares of common stock outstanding, assuming that all Convertible Notes have been converted to common shares. As of December 31, 2019, each warrant was convertible into 2.13 shares of common stock for a total of 27.2 million shares. The exercise price per share was $5.20 as of December 31, 2019. The warrants were accounted for as a derivative instrument and included as of December 31, 2019 and 2018 in Other liabilities, non-current on the consolidated balance sheets at fair value.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
12.   Gold and Silver Sales
The table below is a summary of the Company’s gold and silver sales (in thousands, except ounces sold):
	Year Ended December 31,
	2019		2018
	Amount	Ounces Sold	Amount	Ounces Sold
Gold sales	$12,803	8,593	$178	145
Silver sales	906	52,036	2	124
Total gold and silver sales	$13,709		$180
For the year ended December 31, 2019, gold and silver sales of $13.7 million were reported as Revenue as the Hycroft Mine was operating. Nearly all gold and silver sales during 2019 were to the same customer. However, the Company is not obligated to sell all of its gold and silver to one customer. As discussed in Note 2 — Summary of Significant Accounting Policies, as of January 1, 2017 the Hycroft Mine went into a care and maintenance mode. While in care and maintenance, gold and silver sales are considered a byproduct of maintaining the Hycroft Mine and reported as a reduction to Care and maintenance, net on the consolidated statements of operations. Gold and silver sales of $0.2 million for the year ended December 31, 2018, were included as a reduction to Care and maintenance, net on the consolidated statements of operations.
13.   Stock-Based Compensation
The Company has a stock-based compensation plan, the Performance and Incentive Pay Plan (the “PIPP”), to attract, retain and motivate employees while directly linking incentives to increases in stockholder value. Terms and conditions (including performance-based vesting criteria) of awards granted under the PIPP are established by the Board of Directors or the Compensation Committee of the Board of Directors, who administer the plan.
On February 20, 2019, the Board of Directors of the Company approved the PIPP, which makes available up to 4,277,000 shares of common stock for award. The awards may be granted in a variety of forms, including restricted stock, restricted stock units, stock options, stock appreciation rights, performance awards, and other stock-based awards. As of December 31, 2019, all awards granted under the PIPP were in the form of restricted stock units.
Restricted stock units granted under the PIPP without performance-based vesting criteria typically vest in equal annual installments over two or three years. Awards granted with performance-based vesting criteria typically vest in annual installments over two or three years subject to achievement of certain financial and operating results of the Company.
For the restricted stock units granted in 2019, a price per share was not determined as of the grant date. The number of shares of common stock of the Company to be issued upon vesting will be calculated on the vesting date based on the grant date value. The first tranche of restricted stock units will vest upon the closing of the MUDS transaction, which the Company expects to close in the first half of 2020. Restricted stock units set to vest during 2020 are convertible into shares of MUDS common stock as of December 31, 2020, if the MUDS transaction closes. The remainder of the restricted stock unites vest through March 2022. The restricted stock units are included in Other liabilities, current on the consolidated balance sheets.
The fair value of restricted stock units is recognized as expense over the vesting period. During the year ended December 31, 2019, the Company recognized $1.2 million in stock-based compensation cost related to the issuance of the restricted stock units of which $0.1 million was capitalized to ore on leach pads.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
14.   Income Taxes
The Company’s loss before income taxes was attributable solely to domestic operations in the United States. The components of the Company’s income tax expense (benefit) were as follows (in thousands):
	Year Ended December 31,
	2019	2018
Current:
Federal	$—	$145
Deferred:
Federal	(24,609)	(18,842)
Change in valuation allowance	24,609	18,842
Income tax benefit	$—	$145
The following table provides a reconciliation of income taxes computed at the United States federal statutory tax rate of 21% in 2019 and 2018 to the income tax provision (in thousands):
	Year Ended December 31,
	2019	2018
Loss before income taxes	$(98,895)	$(55,658)
United States statutory income tax rate	21%	21%
Income tax (benefit) at United States statutory income tax rate	$(20,768)	$(11,688)
Change in valuation allowance	24,609	18,842
Return to provision adjustment	(2,624)	(7,029)
Tax rate changes	(1,028)	—
State tax benefit	(195)	—
Other	6	20
Income tax benefit	$—	$145
For the year ended December 31, 2019, the effective tax rate was driven by an increase in the valuation allowance of $24.6 million that was partially offset by adjustments related to the apportionment of taxable loss to the state of Colorado. The apportionment of taxable loss caused return to provision adjustments of $2.6 million, rate change adjustments of $1.0 million and state tax benefits of $0.2 million.
For the year ended December 31, 2018, the effective tax rate was driven by return to provision adjustments of $7.0 million. The largest adjustment was related to the deferred tax asset for reorganization costs, which was not previously recorded. Additionally, the income tax receivable that was recorded during the year ended December 31, 2017 was eliminated during 2018 as a result of attribute reduction, which caused an income tax expense of $0.1 million for the year ended December 31, 2018.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
The components of the Company’s deferred tax assets are as follows (in thousands):
	December 31,
	2019	2018
Net operating loss	$146,382	$126,143
Plant, equipment, and mine development	60,840	65,760
Interest expense carryforward	24,369	10,590
Inventories	12,289	17,163
Reorganization costs	7,701	7,437
Assets held-for-sale	3,149	3,106
Asset retirement obligation	927	1,225
Other liabilities	609	490
Stock-based compensation	257	—
Credits and other	(6)	(6)
Valuation allowance	(256,517)	(231,908)
Total net deferred tax assets	$—	$—
Based on the weight of evidence available as of both December 31, 2019, and 2018, which included recent operating results, future projections, and historical inability to generate operating cash flow, the Company concluded that it was more likely than not that the benefit of its net deferred tax assets would not be realized and, as such, recorded a full valuation allowance of $256.5 million and $231.9 million, respectively, against its net deferred tax assets.
The Company had net operating loss carryovers as of December 31, 2019 of $683.7 million for federal income tax and financial statement purposes. The Company also had net operating loss carryovers as of December 31, 2019 of $76.3 million for state income tax and financial statement purposes. Historical differences between the federal income tax purposes and financial statement purposes amounts were eliminated through fresh start accounting. Substantially all of the Company’s net operating loss carryovers expire in years 2036 through 2039. Additional analysis of the Internal Revenue Code (“IRC”) section 382 limitations will be done upon the release of the valuation allowance and could result in a change to the value of the net operating losses.
The Company believes that the benefits of uncertain tax positions recorded in the calculation of the current year income tax benefit and on prior year tax returns did not exceed benefits calculated using the more likely than not threshold. As a result, the Company has not recorded any income tax reserves or related interest or penalties for the year ended December 31, 2019. With limited exception, the Company is no longer subject to U.S. federal income tax audits by taxing authorities for tax years 2015 and prior; however, net operating loss and credit carryforwards from all years are subject to examinations and adjustments for at least three years following the year in which the attributes are used.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
15.   Earnings (Loss) Per Share
The table below shows our basic and diluted earnings (loss) per share calculations (in thousands, except share and per share amounts):
	Year Ended December 31,
	2019	2018
Net loss	$(98,895)	$(55,803)
Weighted average shares outstanding
Basic	2,739,505	2,645,194
Diluted	2,739,505	2,645,194
Basic earnings per common share	$(36.10)	$(21.10)
Diluted earnings per common share	$(36.10)	$(21.10)
There was no dilutive effect of common stock equivalents for the twelve months ended December 31, 2019 or 2018 because the effect of their inclusion would have been anti-dilutive.
There was no dilutive effect of common stock equivalents for the years ended December 31, 2019 and 2018 because the effect of their inclusion would have been anti-dilutive. Using the treasury stock method, the weighted-average common stock equivalents excluded from diluted EPS were 152.2 million shares and 131.5 million shares for the years ended December 31, 2019 and 2018, respectively. The restricted stock units are not included in the common stock equivalents because the number of shares used to settle them in not known.
16.   Fair Value Measurements
Recurring fair value measurements
The following table sets forth by level within the fair value hierarchy, the Company’s assets and liabilities measured at fair value on a recurring basis (in thousands).
	Hierarchy Level	December 31,
		2019	2018
Liabilities
Accrued compensation for phantom shares	3	$1,590	$884
Derivative instruments:
Warrant liability – Note 11	2	$18	$18
Accrued compensation
During each of the years ended December 31, 2019 and 2018, non-executive members of the Company’s board of directors were granted a total of 315,000 phantom shares of stock, which vested upon grant, pursuant to a Non-Employee Director Phantom Stock Plan. Under the grant agreements, the phantom shares entitle the participant to a cash payment equal to the greater of the (1) grant date fair value and (2) the fair market value of one share of common stock of the Company at the date of payment. The cash payments are to be made to a participant upon the first of the following to occur: (i) retirement from the Board; (ii) resignation from the Board; (iii) failure to stand for re-election as a non-employee director of the Board; (iv) removal from the board for reasons other than cause; (v) death of the participant; or (vi) a change of control.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
During 2017, the grant agreements with one of the non-executive members of the board of directors were amended to provide for the participant to receive one share of common stock of the Company for each phantom share at the date of payment instead of a cash payment. The non-executive member of the board of directors received 90,000 shares of the common stock of the Company upon resigning in January 2018.
During 2019 and 2018, the Company performed fair value analyses of the phantom shares. A valuation of the Company based on negotiated financing arrangements with several unrelated parties was used to determine the value at both December 31, 2019 and December 31, 2018. The phantom shares issued during 2018 and 2019 were recorded at the grant date fair value and, pursuant to the grant agreements, cannot be written-down below the grant date fair value. During 2019, the fair market value of the 2015 and 2016 phantom shares issuances were increased by $0.2 million, which was recorded to General and administrative on the consolidated statements of operations. During 2018, the fair market value of the 2015 and 2016 phantom shares issuances were decreased by $0.4 million, which was recorded to General and administrative on the consolidated statements of operations.
The fair market value at date of grant of the phantom shares was based upon the valuation of the Company determined in the bankruptcy process. The liability will be marked-to-market on a recurring basis using a quoted price if the Company’s common stock is actively traded on a national securities market exchange or in the over the counter market. Since the common stock is not quoted, a reasonable valuation method in accordance with treasury regulations was used.
Derivative instruments
The fair values (as prescribed by GAAP) of the warrants, the Company’s only derivative instrument, were computed by independent third-party consultants (and validated by the Company) using models that require a variety of inputs, including contractual terms, market prices, exercise prices, and correlations of such inputs. In general, model inputs that are significant to the fair value measurements of the Company’s derivative instruments trade in active markets or are observable in markets that are not active, and, as such, derivative instruments are classified within Level 2 of the fair value hierarchy.
The fair value of the Company’s warrant liability as of December 31, 2019 and 2018, for the warrants issued at the Effective Date, was determined using a Monte Carlo simulation-based valuation model. The warrants have a seven-year term and an initial exercise price of $8.40 per share. The assumptions used include a risk-free interest rate of 1.74%, an expected volatility of 70%, and a dividend rate of 0%.
Items disclosed at fair value
The carrying amount and fair value of the debt as of December 31, 2019 and 2018 are disclosed in the following table (in thousands):
	December 31, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Total current and non-current debt	$553,965	$471,890	$427,587	$350,000
As of December 31, 2019 and 2018, the fair value of the Company’s debt was determined using level 3 inputs and the phantom shares were marked to market based on level 3 inputs. There were no changes to the Company’s valuation techniques, and no transfers in or out of Levels 1, 2, or 3.
During 2018, the Company considered various financing alternatives to finance the restart of the Hycroft Mine. In considering the financing alternatives the Company determined that as of December 31, 2018 the fair value of the debt no longer approximated the carrying value. The Company determined the fair value of the debt at December 31, 2019 and 2018 using potential financing options that have been presented to the Company, which are considered level 3 inputs.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
17.   Supplemental Cash Flow Information
The following table provides supplemental cash flow information (in thousands):
	Year Ended December 31,
	2019	2018
Cash paid for interest	$10,239	$9,409
Significant non-cash financing and investing activities:
Increase in Second Lien convertible notes from in-kind interest	$28,537	$24,869
Increase in 1.5 Lien Notes from in-kind interest	$18,780	$14,023
Increase in 1.25 Lien Notes from in-kind interest	$5,212	$—
Increase in the Promissory Note from in-kind interest	$785	$117
Accrual of deferred future financing costs	$1,029	$1,025
Plant and equipment additions	$2,458	$—
18.   Employee Benefit Plans
401(k) Plan
The Hycroft Mining Corporation 401(k) Plan (the “401(k) Plan”) is a defined contribution plan that is available to all employees of the Company upon their date of hire and is sponsored by the Company. The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and Section 401(k) of the IRC. Administrative fees of the 401(k) Plan are paid by the Company.
Participants in the 401(k) Plan exercise control and direct the investment of their contributions and account balances among various investment alternatives. The Company matches a percentage of employee deferrals to the 401(k) Plan up to certain limits. For the year ended December 31, 2019 and 2018, the Company’s matching contributions totaled $0.5 million and $0.2 million, respectively.
19.   Commitments and Contingencies
From time to time, the Company is involved in various legal actions related to its business, some of which are class actions lawsuits. Management does not believe, based on currently available information, that contingencies related to any pending or threatened legal matter will have a material adverse effect on the Company’s Consolidated Financial Statements, although a contingency could be material to the Company’s results of operations or cash flows for a particular period depending on the results of operations and cash flows for such period. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources, and other factors.
Financial commitments not recorded in the Consolidated Financial Statements
Net profit royalty
A portion of the Hycroft Mine is subject to a mining lease that requires a 4% net profit royalty be paid to the owner of certain patented and unpatented mining claims. The mining lease also requires an annual advance payment of $120,000 every year mining occurs on the leased claims. All advance annual payments are credited against the future payments due under the 4% net profit royalty. The total payments due under the mining lease are capped at $7.6 million, of which the Company has paid $2.5 million through December 31, 2019.
Transaction bonus plan
The Company has entered into a bonus plan whereby, upon the consummation of a sale transaction or certain other transformative transactions as defined in the plan, the Company will be obligated to pay certain senior level employees a total of $5.8 million to $7.3 million, depending on the value of the transaction.

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
20.   Related Party Transactions
As disclosed in Note 9 — Debt, the Company has issued numerous tranches of debt since emerging from bankruptcy primarily to five financial institutions. These financial institutions, Aristeia Capital LLC (“Aristeia”), Highbridge Capital Management, LLC (“Highbridge”), Mudrick Capital Management, L.P (“Mudrick”) Whitebox Advisors, LLC (“Whitebox”) and Wolverine Asset Management, LLC (“Wolverine”), each hold beneficial ownership (assuming conversion of the Convertible Notes) of 5% or more of the Company’s common stock. Additionally, Highbridge, Mudrick and Whitebox, as long as they remain holders of 10% or more of the Company’s common stock, have the right to nominate and designate one director pursuant to the Company’s stockholder agreement. As a result of their owning 5% or more of the Company’s common stock, Aristeia, Highbridge, Mudrick, Whitebox, and Wolverine are each considered a related party (the “Related Parties”) in accordance with ASC 850, Related Party Disclosures.
The following table provides the recorded interest expense by Related Party (in thousands):
	Year Ended December 31,
	2019	2018
Aristeia	$5,993	$4,394
Highbridge	9,325	6,934
Mudrick	23,743	17,766
Whitebox	15,607	11,444
Wolverine	2,906	2,130
Total related party interest expense	$57,574	$42,668
The following table provides debt balances by Related Party (in thousands):
	December 31,
	2019	2018
Aristeia	$50,905	$35,939
Highbridge	80,930	58,709
Mudrick	208,078	152,757
Whitebox	132,559	93,583
Wolverine	24,683	23,998
Total related party debt	$497,155	$364,986
21.   Subsequent Events
Issuance of Additional 1.25 Lien Notes
On January 17, 2020 and February 7, 2020 additional 1.25 Lien Notes of $5.0 million and $10.0 million, respectively, were issued. The 1.25 Lien Notes issued in January and February have the same terms and security priority as the original issuance of 1.25 Lien Notes in February 2019.
Extension of First Lien Agreement
On January 31, 2020, the First Lien Agreement maturity was extended to May 31, 2020, as stated in Note 9 — Debt.
Purchase Agreement Signed
On January 13, 2020, — Mudrick Capital Acquisition Corporation (“MUDS”), a publicly traded blank check company, and Hycroft entered into a definitive purchase agreement (the “Purchase Agreement”),

HYCROFT MINING CORPORATION
Notes to Consolidated Financial Statements
under which Hycroft will sell substantially all of its assets to MUDS, and MUDS will discharge and pay or assume certain of Hycroft’s liabilities. Following the closing of the transaction, Hycroft will be listed on the Nasdaq Stock Exchange under the ticker symbol “HYMC”.
Pursuant to the terms of the transaction MUDS will have at least $50.0 million of unrestricted and available cash on hand at closing. Cash sources for the transaction include (a) a $110.0 million multi-tranche credit agreement arranged by Sprott Resource Lending Corp. (the “Sprott Credit Agreement”), of which $70.0 million is expected to be drawn at closing, (b) a $30.0 million 1.5% net smelter royalty agreement arranged by Sprott Resource Lending Corp. and (c) consummation of the $25 million forward purchase of MUDS units and shares by Mudrick Capital Acquisition Holdings LLC, (d) a $65 million backstop agreement to purchase MUDS shares by certain existing stockholders of Hycroft and (e) the net cash remaining in MUDS’ trust account following any stockholder redemptions.
MUDS post-transaction indebtedness will include amounts drawn from the Sprott Credit Agreement plus newly issued subordinated notes not to exceed $80.0 million. All other indebtedness of Hycroft will be retired, exchanged for MUDS shares, converted into Hycroft shares or assumed by MUDS in the transaction.
The transaction will be funded through a combination of stock consideration payable to Hycroft (which Hycroft will promptly distribute to is stockholders), cash and stock to repay certain Hycroft indebtedness and the assumption of certain Hycroft obligations. The boards of directors of MUDS and Hycroft have approved the transaction and recommend that their respective stockholders approve the transaction. Stockholders of Hycroft holding a majority of the outstanding stock of Hycroft have agreed to support approval of the transaction at any meeting of Hycroft stockholders, subject to customary exceptions.
Completion of the proposed transaction, which is expected in the first half of 2020, is subject to customary and other closing conditions, including regulatory approvals and receipt of approvals from MUDS and Hycroft stockholders.
On February 7, 2020, the Company became aware that a purported class action complaint was filed by Travus Pope, a purported holder of Company warrants, in the Court of Chancery of the State of Delaware against the Company and Mudrick Capital Acquisition Corporation (“MUDS”). As filed, the complaint seeks a declaratory judgment that the transactions contemplated under the Purchase Agreement constitute a “Fundamental Change” under the terms of that certain Warrant Agreement dated as of October 22, 2015 and thereby require that the warrants issued thereunder be assumed by MUDS as part of the transactions, in addition to asserting claims for (i) breach or anticipatory breach of contract against the Company, (ii) breach or anticipatory breach of the implied covenant of good faith and fair dealing against the Company, and (iii) tortious interference with contractual relations against MUDS. The complaint seeks unspecified money damages and also seeks an injunction enjoining the Company and MUDS from consummating the transactions.
Other
The Company has evaluated all subsequent events through February, 21, 2020, which is the date these Consolidated Financial Statements were available to be issued. There were no additional material subsequent events that required recognition or additional disclosure in these Consolidated Financial Statements.

Annex A
EXECUTION VERSION
PURCHASE AGREEMENT
BY AND AMONG
MUDRICK CAPITAL ACQUISITION CORPORATION,
MUDS ACQUISITION SUB, INC.,
and
HYCROFT MINING CORPORATION
DATED AS OF JANUARY 13, 2020

A-i

A-ii

A-iii

EXHIBITS
Exhibit A	Form of Seller Support Agreement
Exhibit B	Form of Post-Closing Parent Charter
Exhibit C	Form of Trust Termination Letter
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Sprott Royalty Agreement
Exhibit F	Allocation Principles
SCHEDULES
Schedule A	Defined Terms

A-iv

PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT is made and entered into as of January 13, 2020, by and among Mudrick Capital Acquisition Corporation, a Delaware corporation (“Parent”), MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Acquisition Sub”), and Hycroft Mining Corporation, a Delaware corporation (the “Seller”). Each of the Seller, Parent and Acquisition Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Purchase Agreement, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Seller Disclosure Letter and the Parent Disclosure Letter. Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located).
RECITALS
A.   Parent is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
B.   The Seller is the sole owner of (i) all of the issued and outstanding limited liability company interests of Allied Nevada Gold Holdings LLC, a Nevada limited liability company (“Nevada Gold”), (ii) all of the issued and outstanding shares of capital stock of Allied VGH Inc., a Nevada corporation (“Allied VGH”) and (iii) all of the issued and outstanding shares of capital stock of Allied Nevada Delaware Holdings Inc., a Delaware corporation (“Allied Delaware” and, together with Nevada Gold and Allied VGH, the “Direct Subsidiaries”). The equity interests of the Direct Subsidiaries as of the date of this Agreement and as of the Closing (in each case, the “Direct Subsidiary Equity Interests”) and the Transferred Assets (as defined below) constitute all or substantially all of the assets of the Seller.
C.   Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (as amended, the “DGCL”) and other applicable Law, the Parties intend to enter into a business combination transaction pursuant to which, following the consummation of the LLC Conversions, the Seller will sell to Acquisition Sub, and Acquisition Sub will purchase from the Seller, the Direct Subsidiary Equity Interests and the Transferred Assets (the “Acquisition”).
D.   The board of directors of the Seller (the “Seller Board”) has (i) deemed it expedient and for the best interests of the Seller and the Seller Stockholders to enter into this Agreement providing for the Acquisition in accordance with the DGCL, (ii) approved this Agreement and the Transactions, including the Acquisition, in accordance with the DGCL, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending this Agreement, the Acquisition and the other Transactions be approved and adopted by the Seller Stockholders.
E.   Stockholders of the Seller holding at least a majority of the shares of common stock, par value $0.001 per share, of the Seller (the “Seller Common Stock”) issued and outstanding as of the date hereof will execute and deliver to Parent a Support Agreement (the “Seller Support Agreement”), substantially in the form attached hereto as Exhibit A, within 24 hours of the execution of this Agreement.
F.   The board of directors of Parent (the “Parent Board”) has (i) determined that it is in the best interests of Parent and the Parent Stockholders, and declared it advisable, to enter into this Agreement providing for the Acquisition in accordance with the DGCL, (ii) approved this Agreement and the Transactions, including the Acquisition, in accordance with the DGCL, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending this Agreement, the Acquisition and the other Transactions be approved and adopted by the Parent Stockholders (the “Parent Recommendation”).
G.   In connection with the Closing, Acquisition Sub shall pay or cause to be paid, on behalf of the Seller, or the applicable Seller Subsidiary, the Payoff Amounts to the lenders under the First Lien Debt and the Jacobs Note in full satisfaction of the Seller’s, or the applicable Seller Subsidiary’s, obligations thereunder.

H.   The holders of 100% of the 1.25 Lien Notes are executing and delivering to the Seller, concurrently with the execution and delivery of this Agreement, a Note Exchange Agreement (the “1.25 Lien Exchange Agreement”), pursuant to which the holders of the 1.25 Lien Notes and the Seller have mutually agreed that (i) the holders of the 1.25 Lien Notes will exchange the outstanding 1.25 Lien Notes for New Subordinated Notes immediately prior to the Closing and (ii) not more than $80,000,000 in aggregate principal amount of New Subordinated Notes, on a pro rata basis (the “Assumed New Subordinated Notes”), will be assigned to and assumed by Parent at the Closing.
I.   The holders of 100% of the 1.25 Lien Notes and the 1.5 Lien Notes are executing and delivering to Acquisition Sub, concurrently with the execution and delivery of this Agreement, an Exchange Agreement (the “Exchange Agreement”), pursuant to which the holders of the 1.25 Lien Notes and the 1.5 Lien Notes and Acquisition Sub have mutually agreed that the holders of any New Subordinated Notes in excess of the Assumed New Subordinated Notes (the “Excess Notes”) and the 1.5 Lien Notes will transfer the Excess Notes and 1.5 Lien Notes to Acquisition Sub in exchange for Acquisition Sub transferring to the holders of the Excess Notes and the 1.5 Lien Notes, the Excess Notes Share Payment and the Excess Notes Cash Payment Amount, if any, and the 1.5 Lien Share Payment and the 1.5 Lien Cash Payment Amount, if any, respectively, at the Closing.
J.   The holders of more than 75% of the Second Lien Notes are executing and delivering to the Seller, concurrently with the execution and delivery of this Agreement, a Conversion and Consent Agreement (the “Second Lien Conversion Agreement”), pursuant to which such holders have agreed to convert the Second Lien Notes into Seller Common Stock in accordance with the terms of the Second Lien Notes immediately prior to the Closing, and to modify the indenture governing the Second Lien Notes to eliminate substantially all of the restrictive covenants included therein.
K.   No later than the Business Day prior to the Closing Date, the Seller shall cause the LLC Conversions to be consummated.
L.   Concurrently with the Closing, Parent will consummate an equity financing (the “Private Investment”) in an aggregate amount of at least the difference (not below zero) between (a) $65,000,000 and (b) the cash remaining in the Trust Account in excess of $10,000,000 following the satisfaction of the Parent Stockholder Redemptions, if any, which shall be funded in accordance with the terms of (i) subscription agreements entered into with the Initial Subscribers as of the date hereof and (ii) subscription agreements or similar instruments, if any, entered into with Third-Party Private Investors prior to the Closing.
M.   Concurrently with the Closing, Parent and Sponsor will consummate the transactions contemplated by that certain Forward Purchase Contract, dated as of January 24, 2018, by and between Sponsor and Parent (the “Forward Purchase Contract”), pursuant to which Sponsor will purchase 2,500,000 Parent Units and 625,000 shares of Parent Class A Common Stock for an aggregate purchase price of $25,000,000.
N.   Concurrently with the execution and delivery of this Agreement, Sponsor and Parent have entered into a letter agreement (the “Parent Sponsor Letter Agreement”), pursuant to which, immediately prior to the Closing, Sponsor shall surrender to Parent the Surrendered Shares, upon the terms and subject to the conditions set forth therein.
O.   Concurrently with the Closing, the Sprott Credit Agreement will be assigned to and assumed by Parent in accordance with the terms thereof, and an amount not less than $55,000,000 will be funded under the Sprott Credit Agreement.
P.   Concurrently with the Closing, Parent and Hycroft Resources & Development, LLC, which shall be the successor of Hycroft Resources & Development, Inc., a Nevada corporation and an indirect, wholly-owned Subsidiary of the Seller (“HR&D”) following the consummation of the LLC Conversions, will enter into the Sprott Royalty Agreement.
Q.   As promptly as practicable following the consummation of the Acquisition, the Seller will distribute the Purchase Shares pro rata to the Seller Stockholders.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
THE CLOSING TRANSACTIONS
1.1   Purchase and Sale.   Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller will sell to Acquisition Sub, and Acquisition Sub will purchase from the Seller, the Direct Subsidiary Equity Interests, free and clear of all Liens, and the Transferred Assets, free and clear of all Liens (other than Permitted Liens (but excluding any Liens set forth in clause (v) of the definition of “Permitted Lien” herein)). The aggregate purchase price for the Direct Subsidiary Equity Interests and the Transferred Assets will be (a) the Aggregate Acquisition Consideration and (b)(i) Acquisition Sub’s assumption of the Acquisition Sub Assumed Liabilities and (ii) Parent’s assumption of the Parent Assumed Liabilities.
1.2   Closing.   Unless this Agreement shall have been validly terminated pursuant to Section 7.1, the Parties shall cause the Transactions to be consummated (the “Closing”), at the offices of Weil Gotshal & Manges LLP, counsel to Parent, 767 Fifth Avenue, New York, NY 10153 at a time and date to be specified in writing by the Parties, which shall be no later than the second (2nd) Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the “Closing Date”). The Closing shall be deemed to be effective at 9:00 a.m. New York time on the Closing Date (the “Effective Time”). The Parties agree that the Closing signatures may be transmitted by email pdf files.
1.3   Closing Transactions.
(a)   At the Closing, the Parties shall cause the consummation of the following transactions upon the terms and subject to the conditions of this Agreement:
(i)   The 1.25 Lien Notes will be exchanged for the New Subordinated Notes pursuant to the 1.25 Lien Exchange Agreement.
(ii)   Sponsor shall surrender to Parent the Surrendered Shares pursuant to the Parent Sponsor Letter Agreement.
(iii)   The Private Investment shall be consummated (if applicable).
(iv)   Parent and Sponsor shall consummate the transactions contemplated by the Forward Purchase Contract.
(v)   Parent shall utilize cash available in the Trust Account to satisfy the Parent Stockholder Redemptions, if any.
(vi)   The parties to the Exchange Agreement shall consummate the transactions contemplated thereby.
(vii)   The parties to the Second Lien Conversion Agreement shall consummate the transactions contemplated thereby.
(viii)   Acquisition Sub shall deliver, or cause to be delivered on its behalf, the Aggregate Acquisition Consideration to the Seller (other than the Payoff Amounts, which Acquisition Sub shall deliver, or cause to be delivered on its behalf, to the accounts specified in the Payoff Letters on behalf of the Seller (or the applicable Seller Subsidiary) as set forth in Section 1.4(b)).
(ix)   The Seller shall deliver, or cause to be delivered, the Direct Subsidiary Equity Interests and the Transferred Assets to Acquisition Sub, and (A) Acquisition Sub shall assume the Acquisition Sub Assumed Liabilities and (B) Parent shall assume the Parent Assumed Liabilities.

(x)   The Seller shall cancel the 1.5 Lien Notes and the Excess Notes.
(b)   The Seller shall distribute the Purchase Shares pro rata to the Seller Stockholders as promptly as practicable following the consummation of the Transactions.
1.4   Closing Deliveries.   At the Closing, the Parties shall cause the delivery of the following items, as applicable, upon the terms and subject to the conditions of this Agreement:
(a)   Parent shall:
(i)   deliver to the Seller resignation letters from the then-current directors and officers of Parent and Acquisition Sub, which letters shall be effective as of the Closing;
(ii)   deliver to the Seller the certificate contemplated by Section 6.2(g);
(iii)   deliver a counterpart of the Registration Rights Agreement, duly executed by Parent; and
(iv)   deliver all other closing certificates and documents required to be delivered by Parent at the Closing pursuant to this Agreement.
(b)   Acquisition Sub shall:
(i)   deliver, or cause to be delivered on its behalf, by wire transfer of immediately available funds to accounts specified in the Payoff Letters, an amount equal to the Payoff Amounts on behalf of the Seller (or the applicable Seller Subsidiary);
(ii)   deliver, or cause to be delivered on its behalf, to the Seller the Purchase Shares;
(iii)   transfer the 1.5 Lien Notes and any Excess Notes to the Seller;
(iv)   deliver a counterpart of a Bill of Sale and Assignment and Assumption Agreement in form and substance reasonably acceptable to Parent, pursuant to which (A) the Seller shall transfer the Transferred Assets to Acquisition Sub, (B) Acquisition Sub shall assume the Acquisition Sub Assumed Liabilities and (C) Parent shall assume the Parent Assumed Liabilities (the “Assignment and Assumption Agreement”), duly executed by Acquisition Sub and Parent; and
(v)   deliver all other closing certificates and documents required to be delivered by Acquisition Sub at the Closing pursuant to this Agreement.
(c)   The Seller shall:
(i)   deliver to Acquisition Sub certificates representing all of the Direct Subsidiary Equity Interests, as well as duly executed stock powers or other transfer documents or instruments reasonably requested by and acceptable to Parent and Acquisition Sub;
(ii)   deliver to Parent resignation letters from each then-current director (or other similar position) of each of the Seller Subsidiaries who are not designated in Section 5.1(j) of the Seller Disclosure Letter, which letters shall be effective as of the Closing;
(iii)   deliver to Acquisition Sub evidence reasonably satisfactory to Acquisition Sub that the LLC Conversions have been consummated;
(iv)   deliver to Acquisition Sub a counterpart of the Assignment and Assumption Agreement, duly executed by the Seller;
(v)   deliver to Acquisition Sub the certificate contemplated by Section 6.3(g);
(vi)   deliver to Acquisition Sub the certificate contemplated by Section 6.3(h); and
(vii)   deliver all other closing certificates and documents required to be delivered by the Seller at the Closing pursuant to this Agreement, including with respect to the transfer of the Transferred Assets to Acquisition Sub.

1.5   Adjustments to Aggregate Acquisition Consideration.   The portion of the Aggregate Acquisition Consideration constituting the Purchase Shares shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Class A Common Stock), extraordinary cash dividend, share capitalization, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Common Stock occurring on or after the date hereof until the Effective Time.
1.6   Withholding Taxes.   Notwithstanding anything in this Agreement to the contrary, Parent, Acquisition Sub and their Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law. To the extent that amounts are so properly withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
1.7   Further Actions.   If, at any time after the Closing Date, any further action is reasonably necessary or reasonably desirable to carry out the purposes of this Agreement and to vest Acquisition Sub with full right, title and possession to the Direct Subsidiary Equity Interests and the Transferred Assets, the officers and directors of the Seller and Acquisition Sub will take all such lawful and reasonably necessary action.
1.8   Transfer of Transferred Assets and Assumed Liabilities.
(a)   The entire beneficial interest in and to, and the risk of loss with respect to, (a) the Transferred Assets and the Acquisition Sub Assumed Liabilities shall pass to Acquisition Sub when the legal title thereto shall be transferred to Acquisition Sub and (b) the Parent Assumed Liabilities shall pass to Parent when the legal title thereto shall be transferred to Parent.
(b)   Notwithstanding anything in this Agreement to the contrary, if the legal interest or legal title to or in any of the Transferred Assets, or any claim, right or benefit arising thereunder or resulting therefrom, cannot be sold, assigned, transferred or conveyed hereunder as of the Effective Time because (i) any waiting or notice period has not expired, (ii) any consents or approvals required for such transfer have not been obtained or waived or (iii) such transfer would constitute a violation of applicable Law, then the legal interest in such Transferred Assets shall not be sold, assigned, transferred or conveyed at the Effective Time. Seller shall use commercially reasonable efforts to obtain such consents or approvals as may be necessary to complete such transfers as soon as practicable after the Closing.
(c)   For so long as any such consent or approval shall not be obtained, (i) Seller, to the maximum extent permitted by Law, shall cooperate with Acquisition Sub in any commercially reasonable arrangement designed to provide for Acquisition Sub all benefits intended to be assigned to Acquisition Sub under the relevant Seller Contract, Permit or Transferred Asset, including (A) enforcement of any and all rights of Seller against the other party thereto arising out of a breach thereof by such other party or otherwise and (B) paying to Acquisition Sub any monies received under such Seller Contract, Permit or Transferred Asset; and (ii) Acquisition Sub shall, at its own cost and for its own benefit, perform, to the maximum extent permitted by Law, the obligations of Seller with respect to any such Seller Contract, Permit or Transferred Asset to the extent it is obtaining all benefits of such Seller Contract, Permit or Transferred Asset.
(d)   Acquisition Sub shall bear all costs and expenses associated with the assignment to Acquisition Sub and its Affiliates of all the Transferred Assets that could not be sold, assigned, transferred or conveyed at the Closing pursuant to Section 1.8(b), including any such Transferred Assets constituting Seller Registered Intellectual Property, and Acquisition Sub shall bear all costs and expenses associated with the recordation by Acquisition Sub of such Seller Registered Intellectual Property. For the avoidance of doubt, Acquisition Sub shall not be required to expend monies in order to obtain any consent or approval required in connection with the assignment, transfer or conveyance of the Transferred Assets pursuant to this Section 1.8.
(e)   As of the Effective Time, (i) Acquisition Sub agrees and undertakes to assume the Acquisition Sub Assumed Liabilities and to duly and properly perform and discharge the outstanding obligations under the Acquisition Sub Assumed Liabilities and (ii) Parent agrees and undertakes to assume the

Parent Assumed Liabilities and to duly and properly perform and discharge the outstanding obligations under the Parent Assumed Liabilities.
(f)   Nothing in this Agreement shall be construed as an attempt to assign to Acquisition Sub or Parent any legal interest in any of the Transferred Assets, the Acquisition Sub Assumed Liabilities or the Parent Assumed Liabilities which, as a matter of Law or by the terms of any legally binding Seller Contract to which the Seller is subject, is not assignable without the consent of any other party, unless such consent shall have been given.
ARTICLE II
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER
The Seller hereby represents and warrants to Parent and Acquisition Sub as follows:
2.1   Seller Subsidiaries.
(a)   All of the Seller’s direct and indirect Subsidiaries, together with their state of incorporation or formation, as applicable, and each jurisdiction in which they are qualified or licensed to do business, are listed in Part 1 of Section 2.1(a) of the letter dated as of the date of this Agreement delivered by the Seller to Parent and Acquisition Sub prior to or in connection with the execution and delivery of this Agreement (the “Seller Disclosure Letter”) (as of the date of this Agreement and as of the Closing, the “Seller Subsidiaries”). Except as set forth in Part 2 of Section 2.1(a) of the Seller Disclosure Letter, the Seller or one or more of the Seller Subsidiaries owns, and following the LLC Conversions will own, all of the outstanding equity securities of the Seller Subsidiaries, free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws). Except as set forth in Part 3 of Section 2.1(a) of the Seller Disclosure Letter, the Direct Subsidiary Equity Interests and the Transferred Assets constitute, and following the LLC Conversions will constitute, all of the Seller’s assets. All of the Seller’s assets that will be transferred to Acquisition Sub in connection with the Closing, other than the Direct Subsidiary Equity Interests, are described in Part 4 of Section 2.1(a) of the Seller Disclosure Letter (the “Transferred Assets”). Except for the Seller Subsidiaries, the Seller does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make any future investment in or capital contribution to any other Person.
(b)   Each Seller Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the laws of its state of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to be material to the Seller and the Seller Subsidiaries, taken as a whole. Each Seller Subsidiary that is a limited liability company is and, following the LLC Conversions, each Seller Subsidiary that is a corporation as of the date of this Agreement but will be a limited liability company following the LLC Conversions will be, duly organized or formed, validly existing and in good standing under the laws of its state of organization or formation and has (and will have, in the case of a Seller Subsidiary that is a corporation as of the date of this Agreement but will be a limited liability company following the LLC Conversions) the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to be material to the Seller and the Seller Subsidiaries, taken as a whole. Complete and correct copies of the Charter Documents of each Seller Subsidiary, as amended and currently in effect, have been heretofore delivered or made available to Parent. No Seller Subsidiary is in violation of any of the provisions of its Charter Documents.
(c)   Each Seller Subsidiary is (and, following the LLC Conversions, to the extent applicable, will be) qualified or licensed to do business as a foreign entity in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
(d)   Allied Nevada (Cayman) Corp., an exempted company formed under the Laws of the Cayman Islands, (i) underwent a strike-off dissolution pursuant to Section 156 of the Companies Law (2016 Revision) of the Cayman Islands, effective as of March 30, 2018, (ii) thereafter ceased to exist and (iii) is therefore no longer a Subsidiary of the Seller.
2.2   Capitalization.
(a)   Section 2.2(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, for each Seller Subsidiary, the number of shares or other equity interests (i) authorized with respect to such Seller Subsidiary, (ii) issued and outstanding with respect to such Seller Subsidiary and (iii) the holder of such shares or equity interests, as applicable (collectively, the “Subsidiary Equity Interests”). Other than the Subsidiary Equity Interests, no Seller Subsidiary has any class or series of securities or ownership interests authorized by its Charter Documents. Section 2.2(a) of the Seller Disclosure Letter lists, as of the date of this Agreement, each holder of Subsidiary Equity Interests and all Subsidiary Equity Interests owned by such Person. All outstanding Subsidiary Equity Interests have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights. Each Subsidiary Equity Interest has been issued in compliance in all material respects with (x) applicable Law and (y) the applicable Seller Subsidiary’s Charter Documents. Following the consummation of the LLC Conversions, the information set forth in Section 2.2(a) of the Seller Disclosure Letter will continue to be accurate with respect to the limited liability company interests of the Seller Subsidiaries into which the Subsidiary Equity Interests convert in connection with the consummation of the LLC Conversions. Upon the consummation of the LLC Conversions, all outstanding limited liability company interests into which the Subsidiary Equity Interests convert will have been duly authorized, validly issued, fully paid and will be non-assessable and will not be subject to preemptive rights. Each such limited liability company interest will have been issued in compliance in all material respects with (A) applicable Law and (B) the applicable Seller Subsidiary’s Charter Documents.
(b)   The Seller Warrants are not subject to Section 409A of the Code. Other than as set forth in Section 2.2(b) of the Seller Disclosure Letter, no securities or ownership interests are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase Seller Common Stock.
(c)   Except as set forth in Section 2.2(c) of the Seller Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Seller or any Seller Subsidiary is a party or by which it is bound obligating the Seller or any Seller Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of any Seller Subsidiary or obligating the Seller or any Seller Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Other than as set forth in Section 2.2(c) of the Seller Disclosure Letter, there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Seller or any Seller Subsidiary.
(d)   Except as set forth in the Seller’s Charter Documents, the Charter Documents of the Seller Subsidiaries and the Stockholders Agreement, or as contemplated by this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which the Seller or any Seller Subsidiary is a party or by which the Seller or any Seller Subsidiary is bound with respect to any ownership interests of the Seller or any Seller Subsidiary.
(e)   Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Seller or any Seller Subsidiary are issuable and no rights in connection with any shares, warrants, options or other securities of the Seller or any Seller Subsidiary accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise). The Seller Warrants will remain outstanding obligations of the Seller after the Closing.
(f)   Except as set forth in Section 2.2(f) of the Seller Disclosure Letter, no outstanding shares of Seller Common Stock or Subsidiary Equity Interests are unvested or subjected to a repurchase option, risk of forfeiture or other similar condition under any applicable agreement with the Seller or any Seller Subsidiary.
2.3   Authority Relative to this Agreement; Financial Advisor Opinion.
(a)   The Seller has the requisite power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and perform its obligations hereunder and thereunder and to consummate the Transactions (including the Acquisition), subject to receipt of the Requisite Seller Stockholder Approval. The execution and delivery by the Seller of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Seller of the Transactions (including (i) the Acquisition and (ii) the distribution of the Purchase Shares pro rata to the Seller Stockholders as promptly as practicable following the consummation of the Transactions) have been duly and validly authorized by the Seller, and, subject to receipt of the Requisite Seller Stockholder Approval, no other proceedings on the part of the Seller or any of the Seller Subsidiaries are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been, and the other Transaction Agreements to which it is a party shall be when delivered, duly and validly executed and delivered by the Seller and, assuming the due authorization, execution and delivery thereof by the other Parties hereto and thereto, this Agreement constitutes, and the other Transaction Agreements to which it is a party shall constitute when delivered, the legal and binding obligations of the Seller, enforceable against the Seller in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies (the “Enforceability Exceptions”).
(b)   The Seller Board has received an oral opinion of Greenhill & Co., Canada, Ltd., which will be subsequently confirmed in writing, that as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Aggregate Acquisition Consideration to be received by the Seller, together with the assumption by Parent of the Assumed New Subordinated Notes, in each case, pursuant to this Agreement is fair, from a financial point of view, to the Seller.
2.4   No Conflict; Required Filings and Consents.
(a)   Except as set forth in Section 2.4(a) of the Seller Disclosure Letter, the execution and delivery by the Seller of this Agreement and the other Transaction Agreements to which it is a party do not, and the performance of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Charter Documents of the Seller or any of the Seller Subsidiaries, (ii) conflict with or violate applicable Law, (iii) require any consent, approval authorization or permit of, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to any third party any rights of termination, amendment, acceleration or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on the ownership interests in the Seller Subsidiaries or any of the properties or assets of any of the Seller Subsidiaries pursuant to, any Seller Contracts, except, with respect to clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
(b)   Except as set forth in Section 2.4(b) of the Seller Disclosure Letter and subject to receipt of the Requisite Seller Stockholder Approval, the execution and delivery of this Agreement by the Seller, or the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for (i) filings required with Nasdaq with respect to the Transactions, (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which the Seller is licensed or qualified to do business, (iii) the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration of the required waiting period thereunder, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or, after the Closing, a Parent Material Adverse Effect.
2.5   Compliance.   Except as set forth in Section 2.5 of the Seller Disclosure Letter, the Seller, each of the Seller Subsidiaries and each of their respective properties and assets are, and since October 22, 2015 (the “Emergence Date”) have been, in compliance with all applicable Laws, including with respect to the conduct of its business and the ownership or operation of its business (and assuming the Seller’s emergence from “care and maintenance mode” and recommencement of production and mining operations at the Mine), except for failures to comply or violations which would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. The properties, assets, businesses and activities of the Seller and each Seller Subsidiary have not been and are not being maintained, utilized or conducted in violation of applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. Since the Emergence Date, no written notice of non-compliance with applicable Law has been received by the Seller or any of the Seller Subsidiaries (and the Seller has no Knowledge of any such notice delivered to any other Person). Neither the Seller nor any Seller Subsidiary is in violation of any term of any Material Seller Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
2.6   Financial Statements.
(a)   The Seller has made available to Parent true and complete copies of the audited consolidated balance sheets and the related audited consolidated statements of operations, cash flows and stockholders’ equity (deficit) (including any related notes thereto) of the Seller and the Seller Subsidiaries for the fiscal years ended December 31, 2018 and 2017 (the “Seller Audited Financial Statements”). The Seller Audited Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved, except as indicated in Section 2.6(a) of the Seller Disclosure Letter (except as otherwise indicated in the notes thereto), and fairly present in all material respects the consolidated financial position of the Seller and the Seller Subsidiaries at the date thereof and the consolidated results of their operations and cash flows for the period indicated.
(b)   The Seller has made available to Parent true and complete copies of the unaudited consolidated balance sheets and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) of the Seller and the Seller Subsidiaries for the nine months ended September 30, 2019 (the “Seller Interim Financial Statements” and, together with the Seller Audited Financial Statements, the “Seller Financial Statements”). The Seller Interim Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. GAAP applied on a consistent basis throughout the periods involved, subject to the absence of footnotes and normal and recurring year-end adjustments (none of which are reasonably expected to be material to the Seller or the Seller Subsidiaries), and fairly present in all material respects the consolidated financial position of the Seller and the Seller Subsidiaries at the date thereof and the consolidated results of their operations and cash flows for the period indicated.
(c)   The Seller has established and maintained a system of internal controls and, to the Knowledge of the Seller, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Seller’s financial reporting and the preparation of the Seller Financial Statements for external purposes in accordance with U.S. GAAP.
(d)   There are no outstanding loans or other extensions of credit made by the Seller to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Seller or any Seller Subsidiary.

2.7   No Undisclosed Liabilities.
(a)   Section 2.7(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, all outstanding Indebtedness of the Seller and any Seller Subsidiaries. Following the consummation of the transactions contemplated by the 1.25 Lien Exchange Agreement, the Exchange Agreement, the Second Lien Conversion Agreement and the payment of the Payoff Amounts, at the Closing, neither the Seller nor any of the Seller Subsidiaries will have any outstanding Indebtedness other than pursuant to the Sprott Credit Agreement.
(b)   The Seller and the Seller Subsidiaries have no material liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with U.S. GAAP, except for liabilities (i) incurred or accrued since the date of the most recent Seller Financial Statements (A) in the Ordinary Course of Business (none of which relate to tort) or (B) in connection with this Agreement or the transactions contemplated hereby, (ii) that arise under any Seller Contract, none of which arose out of a breach of Contract or violation of Law, (iii) that are disclosed in the Seller Financial Statements, or (iv) disclosed in Part 1 of Section 2.7(b) of the Seller Disclosure Letter. Disclosed in Part 2 of Section 2.7(b) of the Seller Disclosure Letter are all liabilities of the Seller and the Seller Subsidiaries associated with leases recognized under GAAP as operating leases to be reflected on the Seller and the Seller Subsidiaries’ balance sheet pursuant to FASB Accounting Standards Update No. 2016, 02.
2.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2018 and through the date of this Agreement, except in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the Seller and the Seller Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business.
(b)   Since December 31, 2018, except as set forth in Section 2.8(b) of the Seller Disclosure Letter, there has not been (i) any Seller Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of the shares of Seller Common Stock or the ownership interests of any Seller Subsidiary, or any purchase, redemption or other acquisition by the Seller of any of the shares of Seller Common Stock or any other securities of the Seller (including any options, warrants, calls or rights to acquire any such Seller Common Stock), (iii) any split, combination or reclassification of any of the shares of Seller Common Stock, (iv) any material change by the Seller or any of the Seller Subsidiaries in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP (or any interpretation thereof) or applicable Law, (v) any change in the auditors of the Seller, (vi) any issuance of shares of Seller Common Stock or the ownership interests of any Seller Subsidiary, or (vii) any revaluation by the Seller of any of its assets, including any sale of assets of the Seller other than in the Ordinary Course of Business.
2.9   Litigation.   There are no Legal Proceedings pending or, to the Knowledge of the Seller, threatened in writing against the Seller or any of the Seller Subsidiaries before any Governmental Entity, except, if adversely determined, as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
2.10   Employee Benefit Plans.
(a)   Section 2.10(a) of the Seller Disclosure Letter sets forth a correct and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, phantom or incentive equity or equity-based, termination, severance, retention, change in control, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and each other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, which the Seller or any of the Seller Subsidiaries sponsors, maintains, contributes to or is required to contribute to for the benefit of its current or former employees, contractors, directors, officers, or with respect to which the Seller or any of the Seller Subsidiaries has or could reasonably be expected to have any direct or indirect present or future liability (including on account of an ERISA Affiliate) (collectively, the “Employee Benefit Plans”).
(b)   With respect to each Employee Benefit Plan, the Seller has made available to Parent a true, correct and complete copy of the following documents, to the extent applicable: (i) all plan documents, including any related trust documents, insurance contracts or other funding arrangements, and all amendments thereto, (ii) for the most recent plan year, (A) the IRS Form 5500 and all schedules thereto, (B) financial statements for such Employee Benefit Plan, if any, and (C) actuarial or other valuation reports; (iii) the most recent IRS determination letter or opinion letter, as applicable, (iv) the most recent summary plan description and other material communications to participants regarding the Employee Benefit Plans, (v) written summaries of all non-written Employee Benefit Plans, (vi) any non-routine correspondence with any Governmental Authority regarding Employee Benefits Plans during the past three years and (vii) non-discrimination testing for the most recently completed plan year.
(c)   Each Employee Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and with all applicable Law. No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan that would reasonably be expected to result in material liability to the Seller or any of the Seller Subsidiaries.
(d)   Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code does so qualify and has timely received a favorable determination letter from the IRS or is in the form of a prototype or volume submitter document that is the subject of a favorable opinion or advisory letter from the IRS, and any trusts intended to be exempt from federal income taxation under the provisions of Section 501(a) of the Code are so exempt. Nothing has occurred and no condition or circumstance exists that could reasonably be expected to cause the denial or loss of such qualification or exemption.
(e)   No Employee Benefit Plan is, and none of the Seller, the Seller Subsidiaries or any of their respective ERISA Affiliates has at any time sponsored or has ever been obligated to contribute to, or had any liability in respect of, (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f)   No Employee Benefit Plan provides for, and none of the Seller, the Seller Subsidiaries or any of their respective ERISA Affiliates has any liability in respect of, post-retiree or post-employment health, welfare or life insurance benefits or coverage for any individual, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state Law and at the sole expense of such individual.
(g)   With respect to any Employee Benefit Plan, (i) no Legal Proceedings (other than routine claims for benefits in the ordinary course) or audits are pending, or, to the Knowledge of the Seller, threatened with respect to any Employee Benefit Plan, the assets of any of the trusts under such plans or the plan sponsor or administrator, or any fiduciary of any Employee Benefit Plan with respect to the operation thereof, and (ii) to the Knowledge of the Seller, no facts or circumstances exist that could reasonably be expected to give rise to any such Legal Proceedings or audits, in either case that would reasonably be expected to result in material liability to the Seller or any of the Seller Subsidiaries. With respect to any Employee Benefit Plan, since the Emergence Date, no event has occurred, and to the Knowledge of the Seller, no condition exists that would subject the Seller to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Laws (including by reason of the Seller’s affiliation with any ERISA Affiliates).
(h)   All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Employee Benefit Plans have been timely made or accrued. The Seller does not have any plan or commitment to establish any new Employee Benefit Plan or to modify any Employee Benefit Plan (except to the extent required by applicable Law or to conform any such Employee Benefit Plan to the requirements of applicable Law).

(i)   Except as set forth in Section 2.10(i) of the Seller Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event, directly or indirectly, (i) result in any payment or benefit becoming due to any current or former employee, contractor, director or officer of the Seller or the Seller Subsidiaries or under any Employee Benefit Plan, (ii) increase any benefits otherwise payable under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any such benefits to any current or former employee, contractor, director or officer of the Seller or the Seller Subsidiaries or under any Employee Benefit Plan or (iv) limit the right to merge, amend or terminate any Employee Benefit Plan.
(j)   Except as set forth in Section 2.10(j) of the Seller Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event, directly or indirectly, give rise to any payments or benefits that, separately or in the aggregate, could result in any excise tax owing under Section 4999 of the Code or that could be non-deductible under Section 280G of the Code.
(k)   Neither the Seller nor any of the Seller Subsidiaries has any obligation to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.
(l)   Each Employee Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects.
2.11   Labor Matters.
(a)   Neither the Seller nor the Seller Subsidiaries is a party to any collective bargaining agreement or other labor union contract. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Seller, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or threatened within the last three years. There is no organizing activity involving the Seller or the Seller Subsidiaries pending or, to the Knowledge of the Seller, threatened by any labor organization or group of employees.
(b)   From July 8, 2015 through December 31, 2018, the Seller and the Seller Subsidiaries had ceased mining operations, and their operations consisted primarily of care and maintenance of the Mine, including producing gold and silver from the Seller’s existing leach pads. Beginning in 2019, the Seller and the Seller Subsidiaries commenced the restart and “ramp up” of mining operations at the Mine. Except as set forth in Section 2.11(b) of the Seller Disclosure Letter, neither the Seller nor any of the Seller Subsidiaries has experienced any strikes, slowdowns, lockouts, arbitrations, material grievances or other labor disputes, unfair labor practice charges, grievances or complaints by or on behalf of any employee, former employee, or labor organization, nor, to the Knowledge of the Seller, is any such action or activity presently threatened in writing against the Seller or any Seller Subsidiary.
(c)   Each employee and consultant of the Seller and the Seller Subsidiaries is terminable “at will” subject to applicable notice periods as set forth by Law or in any applicable employment agreement other than severance obligations thereunder, and there are no agreements or understandings between the Seller or the Seller Subsidiaries and any of their employees or consultants that their employment or services will be for any particular period. To the Knowledge of the Seller, as of the date hereof, none of the Seller’s officers or key employees has given written notice of any intent to terminate his or her employment with the Seller. The Seller and the Seller Subsidiaries are in compliance in all material respects with the terms of any employment and consulting agreements between the Seller or the Seller Subsidiaries and such individual.
(d)   There are no complaints, charges or claims against the Seller or the Seller Subsidiaries pending or, to Knowledge of the Seller, threatened that is reasonably likely to be brought or filed, with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Seller or the Seller Subsidiaries, of any individual. Each of the Seller and the Seller Subsidiaries is and for the last three (3) years has been in material compliance with all applicable Law respecting employment, employment practices, terms and conditions of employment and wages, hours, the Worker Adjustment and Retraining Notification (“WARN”) Act, and any similar state or local “mass layoff” or “plant closing” laws, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax except for non-compliance that has not had, or would not, individually or in the aggregate, reasonably be expected to result in material liability to the Seller or any of the Seller Subsidiaries. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Seller or the Seller Subsidiaries within the last three (3) years. The Seller and the Seller Subsidiaries are not liable for any material arrears of wages or penalties with respect thereto, except in each case as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Seller and the Seller Subsidiaries, taken as a whole. The Seller has no Knowledge of any circumstance that is reasonably likely to give rise to any valid material claim by any individual for compensation on termination of employment (beyond any severance pay to which such individual may be entitled under any applicable employment agreement). All amounts that the Seller or the Seller Subsidiaries are legally required to withhold from their employees’ wages and to remit to any Governmental Entity as required by applicable Law have been withheld and remitted, and the Seller and the Seller Subsidiaries do not have any outstanding obligation to make any such withholding or remittance, other than with respect to an open payroll period. There are no pending, or to the Knowledge of the Seller, threatened in writing Legal Proceedings against the Seller or any of the Seller Subsidiaries by any employee in connection with such employee’s employment or termination of employment by the Seller or the Seller Subsidiaries.
(e)   Except as would not reasonably be expected to result in the Seller’s incurring a material liability, (i) no individual is owed any wages, benefits or other compensation for past services to the Seller or any Seller Subsidiary (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Law, are payable in the future, such as but not limited to accrued vacation, recreation leave and severance pay) and (ii) each individual who is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.
2.12   Restrictions on Business Activities.   There is no agreement, commitment, or Order binding upon the Seller, any of the Seller Subsidiaries or their respective assets or to which the Seller or any of the Seller Subsidiaries is a party which has had, or would reasonably be expected to have, the effect of prohibiting or materially impairing the ability of the Seller to restart or conduct mining operations in the Ordinary Course of Business, other than such effects which, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Seller or the Seller Subsidiaries, taken as a whole.
2.13   Title to Property.
(a)   Section 2.13(a)(i) of the Seller Disclosure Letter contains a true, correct, and complete list or description of all parcels of real property and real property interests (including mining claims) owned in fee and/or subject to claims held by the Seller and Seller Subsidiaries (the “Owned Property”). The Seller and Seller Subsidiaries have no options, contracts, or other agreements under which the Seller or any of the Seller Subsidiaries has a right to purchase, lease or otherwise acquire, or the obligation to sell, lease, or otherwise divest, any real property or interests in real property. The Seller or the applicable Seller Subsidiary has fee title to all Owned Property, free and clear of all Liens, except for Permitted Liens, Unpatented Claims and any matters listed on Section 2.13(a)(ii) of the Seller Disclosure Letter.
(b)   Section 2.13(b) of the Seller Disclosure Letter contains a true, correct, and complete list or description of all leases, subleases, surface use agreements, licenses, easements, and other agreements for use or occupancy of real property or real property interests held by the Seller and Seller Subsidiaries (the “Real Property Leases”) and descriptions of the real property subject to the Real Property Leases (“Leased Real Property”). The Seller has made available to Parent true, correct and complete copies of the Real Property Leases and all extensions, amendments, modifications and supplements, thereof and subordination and nondisturbance agreements, if any, related thereto. Each of the Seller and Seller Subsidiaries, as applicable, has valid leasehold title to all of the Real Property Leases, free and clear of all Liens, except for Permitted Liens. Each of the Real Property Leases are in full force and effect and is a legal, valid and binding obligation of the Seller or the applicable Seller Subsidiary, and to the Knowledge of the Seller, any counterparty, enforceable against them in accordance with its terms. There is not, under any of the Real Property Leases, any existing default or event of default of the Seller or any Seller Subsidiary or, to the Knowledge of the Seller, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the existence of such default or event of default would not reasonably be expected to, individually or in the aggregate, be material to the Seller’s or any Seller Subsidiary’s rights to, or the use or operation of, the Mine and any tangible property on, in or under the Owned Real Property or Leased Real Property or otherwise used in connection with mining and processing minerals or related activities.
(c)   The applicable Seller and Seller Subsidiaries have undivided title and/or a valid and enforceable leasehold interest in the Mine, Minerals, and surface of the land, together with all easements, rights of way, licenses, privileges, rights and appurtenances thereto, as are necessary for the operation at full capacity of the Mine in the Ordinary Course of Business, including mining, removal, processing, decommissioning, and transporting of Minerals, subject only to Permitted Liens and the Crofoot Royalty Agreements. The Seller has made available to Parent true, correct and complete copies of all material documents evidencing title to the Owned Property and to mining claims or rights (notwithstanding that the same may be pursuant to Real Property Leases) including all muniments of title, deeds, claims, notice of claims, title searches, title reports, title insurance policies, existing title opinions, and surveys. The Owned Property and Leased Real Property constitute all of the real property used and operated by the Seller and Seller Subsidiaries in connection with Ordinary Course of Business mining and mining related activities and the Mine. No other Person has a right to use or occupy any of the Owned Property or Leased Real Property in a manner that would materially interfere with or impair the conduct of the Ordinary Course of Business of the Seller and the Seller Subsidiaries. Except as disclosed in Section 2.13(c) of the Seller Disclosure Letter, (i) there are no royalties, net profit interests, production payments or other similar burdens on the Mine or Minerals, or production from the Mine or Minerals, payable to any Person, and (ii) the Seller has not granted or conveyed to any Person an interest in production or in the proceeds of production from the Mine or Minerals, including any dedication of production or right to take-in-kind in lieu of production.
(d)   None of the Seller or the Seller Subsidiaries has received any notice of any pending condemnation, action in eminent domain, taking or revocation (or intent to revoke) by any Governmental Authority with respect to any of the Owned Property or Leased Real Property (including, for the avoidance of doubt, mining claims) that is material to the Seller or operation of the Mine in the Ordinary Course of Business. All mining maintenance fees together with the applicable forms have been timely paid to the Nevada state office of the Bureau of Land Management sufficient to maintain in good standing any unpatented mining claims. All property tax payment in connection with the patented mining claims have been paid to the applicable county in which such claims are held when due.
(e)   The Seller has made available to Parent true, correct, and complete copies of all material current reserve estimates, reserve reports and engineering studies. The Seller represents that the internally-prepared reserve estimates provided to Parent were prepared in compliance, in all material respects, with industry standards and practices in the preparation of mineral reserve reports, and such estimates represent the Seller’s good faith estimate of the mineral reserves held by the Seller and Seller Subsidiaries, as applicable, as of the date thereof.
(f)   To the extent required by U.S. GAAP, all leases of real property or real property interests held by the Seller and any Seller Subsidiary, if any, and all material personal and other property and assets of the Seller and the Seller Subsidiaries owned, used or held for use in connection with the business of the Seller (the “Personal Property”) are shown or reflected on the balance sheet included in the most recent Seller Financial Statements, other than those entered into or acquired on or after the date of the most recent Seller Financial Statements in the Ordinary Course of Business.
(g)   All leases pursuant to which the Seller and any Seller Subsidiary, if any, leases from others Personal Property, if any, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default of the Seller and any Seller Subsidiary, if any, or, to the Knowledge of the Seller and any Seller Subsidiary, if any, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the existence of such default or event of default has not had and would not reasonably be expected to, individually or in the aggregate, have a Seller Material Adverse Effect.
2.14   Taxes.
(a)   All income and other material Tax Returns required to be filed by or on behalf of the Seller and each of the Seller Subsidiaries have been duly and timely filed with the appropriate Governmental Entity (subject to applicable extensions) and all such Tax Returns are true, correct and complete in all material respects. All income and other material amounts of Taxes payable by or on behalf of the Seller and each of the Seller Subsidiaries have been fully and timely paid.
(b)   The Seller and each of the Seller Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding and collecting of Taxes and has timely withheld, collected and paid all material amounts of Taxes required to have been withheld, collected and paid to the relevant Governmental Entity in connection with any amounts paid or owing to any Person.
(c)   No deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity against the Seller or any of the Seller Subsidiaries which has not been paid or resolved.
(d)   No Tax audit or other examination of the Seller or any of the Seller Subsidiaries by any Governmental Entity is presently in progress, nor has the Seller been notified in writing of any request for such an audit or other examination. No issue has been raised by a Governmental Entity in any prior audit or examination of the Seller or any of the Seller Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for a material amount of Tax for any subsequent taxable period.
(e)   There are no liens for Taxes (other than Permitted Liens) upon any of the assets of the Seller or the Seller Subsidiaries.
(f)   The Seller and each of the Seller Subsidiaries has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Seller Financial Statements, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of the Seller and the Seller Subsidiaries in the Ordinary Course of Business.
(g)   Neither the Seller nor any of the Seller Subsidiaries (i) has any liability for the Taxes of another Person (other than the Seller or any of the Seller Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or a successor or by contract (other than pursuant to commercial agreements the principal purpose of which is not related to Taxes) or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding customary provisions of commercial agreements the principal purpose of which is not related to Taxes).
(h)   Neither the Seller nor any of the Seller Subsidiaries (i) has consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity which extension is still in effect, (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A of the Code, (iii) has executed or entered into any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law, (iv) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code or (v) has any liability pursuant to Section 965(h) of the Code.
(i)   Neither the Seller nor any of the Seller Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.
(j)   Neither the Seller nor any Seller Subsidiary will be required to include any material item of income in or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, which income was realized prior to the Closing Date, as a result of (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date, (ii) any change in method of accounting on or prior to the Closing Date, (iii) a prepaid amount received on or prior to the Closing Date, (iv) any deferred intercompany transactions or excess loss accounts or (v) an election under Section 108(i) of the Code.
(k)   The Seller and the Seller Subsidiaries have sufficient net operating losses for U.S. federal and state income tax purposes to offset any income incurred in connection with the consummation of the Transactions, and there will be no Tax liability payable as a result of the consummation of the Transactions that is not offset by available net operating losses.
(l)   The Seller is not a “foreign person” as defined in Section 1445 of the Code.
(m)   The Seller has at all times been treated as a corporation for U.S. federal income (and applicable state and local) tax purposes. Following the LLC Conversion and through the Closing Date, each of the Seller Subsidiaries will be treated as an entity disregarded as separate from its single owner for U.S. federal income (and applicable state and local) tax purposes.
(n)   The representations and warranties in this Section 2.14 and in Section 2.10 represent the sole and exclusive representations regarding Taxes, including compliance with Tax laws, the payment of Taxes, and accruals for Taxes on any financial statement or books and records.
2.15   Environmental Matters.
(a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect or as set forth in Section 2.15(a) of the Seller Disclosure Letter, since the Emergence Date:
(i)   The Seller and the Seller Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under applicable Environmental Laws (“Environmental Permits”) and no Legal Proceeding is pending or, to the Knowledge of the Seller, threatened to revoke, modify or terminate any such Environmental Permit, and, to the Knowledge of the Seller, no facts, circumstances or conditions currently exist that would adversely affect such continued compliance with Environmental Laws and Environmental Permits in the Ordinary Course of Business;
(ii)   Neither the Seller nor the Seller Subsidiaries are party to any unresolved, pending or, to the Knowledge of the Seller, threatened Legal Proceedings arising under or related to Environmental Laws;
(iii)   No conditions currently exist with respect to the Mine, the Owned Property or Leased Real Property, or any property currently or, to the Knowledge of the Seller, formerly owned, leased or operated by the Seller or the Seller Subsidiaries, or any property to which the Seller or the Seller Subsidiaries arranged for the disposal or treatment of Hazardous Substances that would reasonably be expected to result in the Seller or the Seller Subsidiaries incurring unbudgeted material liabilities or obligations under Environmental Laws; and
(iv)   Neither the Seller nor the Seller Subsidiaries has assumed or provided an indemnity with respect to any liability of any other Person relating specifically and expressly to Environmental Laws; and
(v)   No material capital expenditures are currently proposed or required to be incurred by the Seller or the Seller Subsidiaries for the purpose of complying with Environmental Law or Environmental Permits, except in the Ordinary Course of Business or as reflected in the Seller Financial Statements.
(b)   Except as set forth in Section 2.15(b) of the Seller Disclosure Letter, no consent, approval or authorization of or registration or filing with any Governmental Entity is required with respect to Environmental Laws or Environmental Permits in connection with the Ordinary Course of Business or the execution and delivery of this Agreement or the consummation of the Transactions, the failure of which to obtain would reasonably be expected to, individually or in the aggregate, adversely and materially affect Mine operations following the Closing Date.
(c)   Notwithstanding the foregoing, the Seller and the Seller Subsidiaries have evaluated their restoration, rehabilitation, mine closure, reclamation, remediation, and other post-operational obligations in the Ordinary Course of Business, have complied in all material respects with all requirements under Environmental Laws and applicable Environmental Permits respecting those obligations, and have sufficient financial assurance in place to satisfy those obligations. A true, correct, and complete list of all financial assurance mechanisms (including their amounts) posted or provided by the Seller and the Seller Subsidiaries to comply with Environmental Laws and Environmental Permits is set forth in Section 2.15(c) of the Seller Disclosure Letter. Neither the Seller nor the Seller Subsidiaries have received any written notice from Governmental Entities indicating that such financial assurance is or may be insufficient to satisfy the requirements of Environmental Laws, Environmental Permits, or any applicable closure or reclamation plans.
(d)   The Seller and the Seller Subsidiaries have made available to Parent copies of all material environmental assessments, studies, audits, analyses or reports relating to the Owned Property or Leased Real Property or any property currently or formerly owned, leased or operated by the Seller or the Seller Subsidiaries and copies of all material, non-privileged documents relating to any material and outstanding liabilities of the Seller or the Seller Subsidiaries under Environmental Law to the extent such are in the possession, custody, or reasonable control of the Seller or the Seller Subsidiaries.
2.16   Brokers; Third Party Expenses.   Except as set forth in Section 2.16 of the Seller Disclosure Letter, the Seller and the Seller Subsidiaries have not incurred, nor will any of them incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions.
2.17   Intellectual Property.
(a)   Section 2.17(a) of the Seller Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all of the following Intellectual Property included in the Seller Intellectual Property: (i) registered Patents and pending applications for Patents, (ii) registered Trademarks and pending applications for registration of Trademarks, (iii) Internet domain names, (iv) registered Copyrights and pending applications for registration of Copyrights (the Intellectual Property referred to in clauses (i) through (iv), collectively, the “Seller Registered Intellectual Property”), and (v) material unregistered Trademarks (for which there are no pending applications). Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Seller Material Adverse Effect, all of the Seller Registered Intellectual Property is subsisting and in full force and effect, and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Seller Registered Intellectual Property in full force and effect.
(b)   The Seller or a Seller Subsidiary is the sole and exclusive owner of all right, title and interest in and to all of the Seller Intellectual Property and has a valid and continuing license or otherwise possesses a legally enforceable right pursuant to a valid written agreement (each, an “Intellectual Property License Agreement”) to use all other Intellectual Property used in the conduct of the business of the Seller or the Seller Subsidiaries as presently conducted (the “Licensed Intellectual Property”), free and clear of all Liens. The Seller Intellectual Property and the Licensed Intellectual Property include all of the Intellectual Property necessary and sufficient to enable the Seller and the Seller Subsidiaries to conduct the business of the Seller and the Seller Subsidiaries as presently conducted.
(c)   The conduct of the business of the Seller and the Seller Subsidiaries has not infringed, misappropriated or otherwise violated and, to the Knowledge of the Seller, is not infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party in a way that would, individually or in the aggregate, reasonably be expected to result in a material liability to the Seller and the Seller Subsidiaries, taken as a whole. To the Knowledge of the Seller, no third party has infringed, misappropriated or otherwise violated or is infringing, misappropriating or otherwise violating any material Seller Intellectual Property, and no such claims have been made against any third party by the Seller or a Seller Subsidiary in writing.
(d)   As of the date of this Agreement, there is no Legal Proceeding pending or, to the Knowledge of the Seller, threatened, against the Seller or the Seller Subsidiaries, and the Seller and the Seller Subsidiaries have not received any written notice from any Person since the Emergence Date, in each case, pursuant to which any Person is (i) alleging that the conduct of the business of the Seller or a Seller Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party, or (ii) contesting the use, ownership, validity or enforceability of any of the Seller Intellectual Property, except, in the case of clauses (i) and (ii), as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Seller Material Adverse Effect.
(e)   Since the Emergence Date, the Seller and the Seller Subsidiaries have executed valid and enforceable written agreements with each of their past and present employees, consultants and independent contractors involved in the creation or development of any Intellectual Property for the Seller or a Seller Subsidiary in the course of such Person’s employment or retention thereby, pursuant to which such Person has (i) agreed to hold all Trade Secrets of the Seller and the Seller Subsidiaries in confidence both during and after their employment or retention, as applicable and (ii) presently assigned to the Seller or Seller Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Seller or Seller Subsidiary in the course of such Person’s employment or retention thereby. To the Knowledge of the Seller, there is no material uncured breach by either party under any such agreement.
(f)   The Seller and each of the Seller Subsidiaries have taken commercially reasonable steps to maintain the secrecy and confidentiality of all material Trade Secrets included in the Seller Intellectual Property. No Trade Secret that is material to the business of the Seller or the Seller Subsidiaries as presently conducted has been authorized to be disclosed, or, to the Knowledge of the Seller, has been disclosed to any of the Seller’s or the Seller Subsidiaries’ past or present employees or any third person, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret.
(g)   The Seller or a Seller Subsidiary owns or has a valid right to access and use all computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information and functions used in connection with the business of the Seller and the Seller Subsidiaries (the “Seller Systems”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Seller Material Adverse Effect, (i) the Seller Systems are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Seller and the Seller Subsidiaries and (ii) do not, to the Knowledge of the Seller, contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of any Seller Systems, except as disclosed in their documentation, or (B) enable or assist any third party to access without authorization any Seller Systems.
2.18   Agreements, Contracts and Commitments.
(a)   Section 2.18(a) of the Seller Disclosure Letter sets forth a complete and accurate list of all Material Seller Contracts as of the date of this Agreement, specifying the parties thereto. For purposes of this Agreement, (i) the term “Seller Contracts” shall mean all Contracts to which the Seller or a Seller Subsidiary is a party or by or to which any of the properties or assets of the Seller or a Seller Subsidiary is bound (including notes or other instruments payable to the Seller or a Seller Subsidiary) and (ii) the term “Material Seller Contracts” shall mean (x) each Seller Contract not terminable by the Seller or a Seller Subsidiary upon ninety (90) days or less notice without material financial penalty (A) providing for payments (present or future) to the Seller or a Seller Subsidiary in excess of $250,000 in the aggregate and (B) under or in respect of which the Seller or a Seller Subsidiary presently has any outstanding contractual liability or obligation (whether absolute, contingent or otherwise) in excess of $250,000, and (y) each Seller Contract that otherwise is material to the businesses, operations, assets or condition (financial or otherwise) of the Seller, and (z) the limitations of subclause (x) and subclause (y) notwithstanding, each of the following Seller Contracts:
(i)   any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from the Seller (including any borrowing of money by or from any Insider of the Seller);
(ii)   any guaranty, direct or indirect, by the Seller or a Seller Subsidiary or any Insider of the Seller of any obligation for borrowings of any other Person (other than the Seller or a Seller Subsidiary), excluding endorsements made for collection in the Ordinary Course of Business;
(iii)   any Seller Contract (x) providing for the grant of any right of first refusal (or similar right) to purchase or lease any material asset of the Seller or (y) providing for any exclusive right to sell, market or distribute, any material product or service of the Seller;
(iv)   any Seller Contract of employment, consulting relationship or management providing for annual compensation in excess of $200,000;
(v)   any Seller Contract (x) providing for the grant of any preferential rights to purchase or lease any asset of the Seller or (y) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any material product or service of the Seller;
(vi)   any obligation to register any Seller Common Stock or other securities of the Seller or any Seller Subsidiary with any Governmental Entity;
(vii)   any unsatisfied obligation to make payments, contingent or otherwise, arising out any acquisition by the Seller or any Seller Subsidiary of any other Person or all or part of a business division (whether structured as an acquisition of stock or assets);
(viii)   any collective bargaining agreement with any labor union;
(ix)   any lease or similar arrangement for the use by the Seller or any Seller Subsidiary of real property or Personal Property where the annual lease payments are greater than $200,000 (other than any lease of vehicles, office equipment or operating equipment made in the Ordinary Course of Business);
(x)   any Seller Contract under which the Seller or any Seller Subsidiary licenses Intellectual Property from or to any third party (other than generally commercially available, off-the-shelf software programs available at a cost of not more than $100,000 in aggregate); and
(xi)   any Seller Contract to which any Insider of the Seller, or any entity owned or controlled by an Insider, is a party, excluding any Employee Benefit Plan or other plans, programs, policies, commitments or arrangements that would constitute an Employee Benefit Plan (except to the extent otherwise included under Section 2.18(a)(iv)).
(xii)   any written offer or proposal which, if accepted, would constitute any of the foregoing.
(b)   Each Material Seller Contract was entered into at arms’ length, is in full force and effect and, to the Knowledge of the Seller, is valid and binding upon and enforceable against each of the parties thereto, subject to the Enforceability Exceptions. True, correct and complete copies of all Material Seller Contracts have been heretofore made available to Parent or Parent’s counsel.
(c)   (x) Neither the Seller (or the applicable Seller Subsidiary) nor, to the Knowledge of the Seller, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a material breach of or material default under, any Material Seller Contract, and (y) no party to any Material Seller Contract has given any written notice of any claim of any such breach or default.
(d)   To the Knowledge of the Seller, neither the Seller nor any of the Seller Subsidiaries has received any written indication or notice from the counterparty to any Material Seller Contract (or any of such counterparty’s Affiliates) regarding an intention to terminate, cancel or fail to renew any Material Seller Contract (whether as a result of a change of control or otherwise).
(e)   Neither the Seller nor any of the Seller Subsidiaries has granted to any third party any rights that would constitute a breach of any Material Seller Contract, except as would not reasonably be expected to have a Seller Material Adverse Effect.
2.19   Title to Personal Property.   The Company has good and marketable title to, or a valid leasehold interest in or right to use, (a) all of the Transferred Assets constituting Personal Property and (b) all Personal Property held by the Seller Subsidiaries, in each case, free and clear of all Liens other than (i) Permitted Liens and (ii) the rights of lessors under leasehold interests.
2.20   Insurance.   The Seller and the Seller Subsidiaries maintain appropriate insurance policies or fidelity or surety bonds covering their respective assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”). The coverages provided by such Insurance Policies are adequate in amount and scope for the Seller’s business and operations as currently conducted, including any insurance required to be maintained by Material Seller Contracts.
2.21   Interested Party Transactions.   Except as set forth in Section 2.21 of the Seller Disclosure Letter, no employee, officer, director, or Seller Stockholder or a member of his or her immediate family is indebted to the Seller for borrowed money, nor is the Seller indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, other than (i) for payment of salary, bonuses and other compensation for services rendered, (ii) reimbursement for reasonable expenses incurred in connection with the operation of the Seller’s business by the Seller and the Seller Subsidiaries in the Ordinary Course of Business, and (iii) for other employee benefits made generally available to all employees. Except as set forth in Section 2.21 of the Seller Disclosure Letter, to the Knowledge of the Seller, no Insider or any member of an Insider’s immediate family is, directly or indirectly, interested in any Material Seller Contract with the Seller (other than such contracts as relate to any such Person’s ownership of Seller Common Stock or other securities of the Seller or such Person’s employment or consulting arrangements with the Seller).
2.22   Permits.   The Seller and the Seller Subsidiaries possess all Permits that are required to own, lease and operate the properties it owns, leases or operates and to carry on its business in the Ordinary Course of Business, each of which is set forth in Section 2.22 of the Seller Disclosure Letter, and true, complete and correct copies of which have heretofore been made available to Parent. The Seller and the Seller Subsidiaries are and have been in compliance with such Permits in all material respects. There is no Legal Proceeding pending or, to the Knowledge of the Seller, threatened against, and, to the Knowledge of the Seller, there is no investigation by or before any Governmental Entity pending against, the Seller or any of the Seller Subsidiaries seeking to revoke, suspend or otherwise limit any such Permit which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. To the Knowledge of the Seller, no event has occurred and in continuing which would reasonably be expected to lead to any modification or termination of any such Permit. Except as set forth in Section 2.22 of the Seller Disclosure Letter, the consummation of the Transactions will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Permits.
2.23   Mining and Precious Metals.
(a)   Section 2.23(a) of the Seller Disclosure Letter sets forth a true, correct, and complete list of all patented mining claims owned by the Seller or any of the Seller Subsidiaries or otherwise forming part of the Mine (“Patented Claims”) and identifies which entity owns each such Patented Claim. The Seller Subsidiaries hold good and marketable title to all Patented Claims, in each case free and clear of all Liens, except for Permitted Liens. Neither the Seller nor any of the Seller Subsidiaries currently lease any Patented Claims to any third party.
(b)   Section 2.23(b) of the Seller Disclosure Letter sets forth a true, correct, and complete list of all unpatented mining claims (including any and all lode, placer, mill site and tunnel site claims) owned or leased or subleased by the Seller or any of the Seller Subsidiaries or otherwise forming part of the Mine (“Unpatented Claims”) and identifies which entity holds each such claim or site. Neither Seller nor any of the Seller Subsidiaries currently lease any Unpatented Claims to any third party.

(c)   With respect to the Unpatented Claims:
(i)   Subject to the paramount title of the United States of America, the Seller Subsidiaries are the sole owner of each Unpatented Claim, free and clear of all Liens, except for Permitted Liens
(ii)   Each Unpatented Claim was validly located, recorded and filed with all appropriate Governmental Entities, and the monuments of location for the Unpatented Claims are on federal public land open for mineral claim staking.
(iii)   All affidavits of assessment work or applicable holding fees in lieu thereof paid and all other filings required to maintain the Unpatented Claims in good standing have been properly and timely recorded or filed with appropriate Governmental Entities.
(d)   Except as set forth in Section 2.23(d) of the Seller Disclosure Letter, the Seller Subsidiaries are in exclusive possession or control of the right to develop the Precious Metals and Minerals that are locatable under the Mining Law of 1872, as amended, located in, on or under the Hycroft Mine.
(e)   The Seller Subsidiaries have all surface and access rights, including as applicable fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Entities, permitting the use of land by the Seller Subsidiaries, and other interests that are required for the current state of exploiting the development potential of the Mine, and no third party or group holds any such rights that would be required to conduct mineral exploration and drilling activities on the Mine.
(f)   There are no conflicting patented or unpatented claims owned by third parties which overlay with any of the Mine.
(g)   The Patented Claims and Unpatented Claims include all claims, leases, subleases, licenses, permits, access rights, and other rights and interest necessary to explore for minerals, ores, or metals without any Liability to pay any commission, royalty, license fee, net smelter royalty/return/receipt, net profits or net proceeds interests, or any similar payment to any Person except as disclosed in Section 2.23(g) of the Seller Disclosure Letter and to use or transfer the Patented Claims and Unpatented Claims pursuant to applicable Law, except for Permits or Environmental Permits from Governmental Entities.
(h)   Neither the Seller nor any of the Seller Subsidiaries is party to any, and to the Knowledge of the Seller, there is no, joint venture agreement, shareholder agreement, partnership agreement, voting agreement, powers of attorney, co-ownership agreement, co-tenancy agreements, management agreements or any other existing oral or written agreement of any kind which does or could have any material adverse impact whatsoever on record or possessory title to the mineral estate of the Patented Claims and Unpatented Claims, or the access to, exploration, development or mining of same and no other Person has any interest in the Patented Claims and Unpatented Claims or any right to acquire or otherwise obtain any such interest.
(i)   Except as set forth in Section 2.23(i) of the Seller Disclosure Letter, there are no existing restrictions which would have any adverse effect on the right to explore, develop and mine gold and silver from the Patented Claims or Unpatented Claims.
(j)   Except as set forth in Section 2.23(j) of the Seller Disclosure Letter, there are no options, back-in rights, earn-in rights, rights of first refusal, rights of first offer, preemptive rights, off-take rights or similar provisions or rights which would affect Parent’s or any of its Subsidiaries’ interest in the Patented Claims and Unpatented Claims after the Closing Date. There are no restrictions on the ability of the Seller Subsidiaries to use, transfer or exploit the Patented Claims and Unpatented Claims, except pursuant to applicable Law.
(k)   Neither the Seller nor any of the Seller Subsidiaries has received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke the Seller’s or any of the Seller Subsidiaries’ interests in the Patented Claims or Unpatented Claims.

(l)   The Seller and the Seller Subsidiaries have made available to the Parent such information and data pertaining to the Patented Claims and Unpatented Claims in its possession, including plans of operation; notices of intent; including those related to exploration drilling, pad and road construction; mining exploration; land and survey records; the existence of minerals within the Patented Claims and Unpatented Claims, including relevant reserve and resource estimates; metallurgical testwork and sampling data; drill data and assay results; any reclamation and bond release information; and all information concerning record, possessory, legal or equitable title to the Patented Claims and Unpatented Claims which is within its possession or control.
(m)   The Seller Subsidiaries have the right, title, ownership and right to use all information and data pertaining to the Patented Claims and Unpatented Claims in its possession.
(n)   The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources of the Seller and the Seller Subsidiaries have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices, and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Seller and the Seller Subsidiaries from the amounts so disclosed.
(o)   Seller has made available to Parent a true, correct and complete list or description of the water rights, water leases and water supply agreements, ditch rights or other interests in water conveyance rights owned or leased by the Seller or any of the Seller Subsidiaries, including the owner and lessee with respect to each such right or interest (the “Water Rights”). The Seller Subsidiaries have valid title or leaseholder interest or otherwise holds valid permits for the Water Rights free and clear of all Liens. Neither the Seller nor the Seller Subsidiaries has received from any Governmental Entity or person any notice or claim materially affecting title to the Water Rights, including notice of non-use regarding such Water Rights. To the Knowledge of the Seller, there are no current facts or conditions that would adversely impact the Water Rights and such Water Rights are sufficient to address current and projected operational requirements of the Mine in the Ordinary Course of Business.
2.24   Privacy and Data Security.   The Seller, the Seller Subsidiaries, and to the Seller’s Knowledge, any Person acting for or on the Seller’s or any Seller Subsidiary’s behalf have since the Emergence Date materially complied with (i) all applicable Privacy Laws, (ii) all of the Seller’s and any Seller Subsidiary’s policies and notices regarding Personal Information, and (iii) all of the Seller’s and any Seller Subsidiary’s contractual obligations with respect to Personal Information. None of the Seller’s or any Seller Subsidiary’s privacy policies or notices have contained any material omissions or been materially misleading or deceptive. The Seller and the Seller Subsidiaries have implemented and since the Emergence Date have maintained reasonable safeguards, consistent in all material respects with practices in the industry by similarly situated companies in which the Seller and the Seller Subsidiaries operate, to protect Personal Information and other confidential data in their possession or under their control against loss, theft, misuse or unauthorized access, use, modification or disclosure, and the Seller and the Seller Subsidiaries have taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of the Seller or the Seller Subsidiaries has implemented and maintained the same. To the Seller’s Knowledge, since the Emergence Date, there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Seller or the Seller Subsidiaries or collected, used or processed by or on behalf of the Seller or the Seller Subsidiaries. Since the Emergence Date, the Seller and the Seller Subsidiaries have not provided or been legally required to provide any notices to any Person in connection with a disclosure of Personal Information. Since the Emergence Date, the Seller has not received any written notice of any claims (including written notice from third parties acting on their behalf), of or been charged with, the violation of, any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information and to the Seller’s Knowledge, there are no facts or circumstances that would reasonably be expected to form the basis of any such notice or claim.
2.25   Certain Provided Information.
(a)   The information relating to the Seller and the Seller Subsidiaries supplied in writing by the Seller for inclusion in the Registration Statement will not, as of the date on which the Registration

Statement (or any amendment or supplement thereto) is first distributed to holders of Parent Common Stock or at the time of the Parent Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
(b)   All information provided in writing pursuant to Section 5.4(a) shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
2.26   Board Approval.   The Seller Board (including any required committee thereof, if applicable) has, as of the date of this Agreement, duly approved this Agreement and the Transactions.
2.27   Disclaimer of Other Warranties.   THE SELLER HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE III, NONE OF PARENT, ACQUISITION SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES, INSIDERS OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE SELLER, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, ACQUISITION SUB, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY, (A) NONE OF PARENT, ACQUISITION SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES, INSIDERS OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE SELLER, ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT AND ACQUISITION SUB TO THE SELLER IN ARTICLE III AND (B) NONE OF PARENT, ACQUISITION SUB, NOR ANY OF THEIR RESPECTIVE AFFILIATES, INSIDERS OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE SELLER OR ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT OR ACQUISITION SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS, (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, ACQUISITION SUB, OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE SELLER HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT. THE SELLER ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, ACQUISITION SUB, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE SELLER HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE III OF THIS AGREEMENT.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB
Except as set forth in the letter dated as of the date of this Agreement and delivered by Parent and Acquisition Sub to the Seller on or prior to the date of this Agreement (the “Parent Disclosure Letter”), and except as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are related to forward-looking statements, Parent and Acquisition Sub represent and warrant to the Seller as follows:
3.1   Organization and Qualification.
(a)   Each of Parent and Acquisition Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.
(b)   Each of Parent and Acquisition Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent and its Subsidiaries, taken as a whole.
(c)   Parent and each of its Subsidiaries is in possession of all Permits necessary to own, lease and operate the properties it owns, leases or operates and to carry on its business as it is now being conducted. Complete and correct copies of Parent’s Charter Documents and the Charter Documents of each of its Subsidiaries, as amended and currently in effect, have been delivered to the Seller. Neither Parent nor Acquisition Sub is in violation of any of the provisions of its Charter Documents.
(d)   Parent and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent or any of its Subsidiaries is so qualified or licensed is listed in Section 3.1(d) of the Parent Disclosure Letter.
3.2   Parent Subsidiaries.   Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Acquisition Sub. Acquisition Sub does not have any assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have, at the Closing, no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Acquisition Sub is an entity that has been formed solely for the purpose of engaging in the Transactions.
3.3   Capitalization.
(a)   As of the date of this Agreement: (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (the “Parent Preferred Stock”) are authorized and none are issued and outstanding; (ii) 100,000,000 shares of Class A common stock of Parent, par value $0.0001 per share (the “Parent Class A Common Stock”), are authorized and 20,800,000 are issued and outstanding; (iii) 10,000,000 shares of Class B common stock, par value $0.0001 per share (the “Parent Class B Common Stock”, and together with the Parent Class A Common Stock, the “Parent Common Stock” and, collectively with the Parent Preferred Stock, the “Parent Stock”) are authorized and 5,200,000 are issued and outstanding; (iv) 7,740,000 warrants to purchase one share of Parent Class A Common Stock (the “Private Placement Warrants”) are outstanding and (v) 20,800,000 warrants to purchase one share of Parent Class A Common Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Stock and Parent Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights. All outstanding shares of capital stock of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens. Except for the Parent Warrants, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any Parent Stock or other equity interests in Parent or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for Parent Stock or capital stock in any of its Subsidiaries. Except as set forth in this Section 3.3(a), there are no: (A) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for Parent Stock or other voting securities of Parent or any Subsidiary of Parent, or (B) options, warrants, calls, rights (including preemptive rights and registration rights), puts, commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any other equity securities of Parent or of any Subsidiary of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts, proxies or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting of any equity securities of Parent. Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of Parent are issuable and no rights in connection with any shares, warrants, options or other securities of Parent accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(b)   The authorized capital stock of Acquisition Sub consists of 100 shares of common stock, par value $0.01 per share (the “Acquisition Sub Common Stock”). As of the date hereof, 100 shares of Acquisition Sub Common Stock are issued and outstanding. All outstanding shares of Acquisition Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held indirectly by Parent.
(c)   Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Common Stock to be issued in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, (i) will be duly authorized and validly issued in compliance in all material respects with (A) applicable Law, and (B) all requirements set forth in Parent’s Charter Documents, and (ii) will be fully paid and nonassessable, and will not be subject to preemptive rights of any other Parent Stockholder and will be capable of effectively vesting in the Seller title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Law).
3.4   Authority Relative to this Agreement.   Each of Parent and Acquisition Sub has the requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which each of them is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement, and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions. The execution and delivery by Parent and Acquisition Sub of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent and Acquisition Sub of the Transactions (including the Acquisition) have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Acquisition Sub, and no other proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters by the Requisite Parent Stockholder Approval. This Agreement and the other Transaction Agreements to which each of them is a party have been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Parent and Acquisition Sub (as applicable), enforceable against Parent and Acquisition Sub (as applicable) in accordance with their terms, subject to the Enforceability Exceptions.
3.5   No Conflict; Required Filings and Consents.
(a)   Neither the execution, delivery nor performance by Parent and Acquisition Sub of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained by the Requisite Parent Stockholder Approval) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents, (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 3.5(b) are duly and timely obtained or made, conflict with or violate applicable Law, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Contracts, except with respect to clauses (ii) or (iii), as would not individually or in the aggregate, have a Parent Material Adverse Effect, or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any Parent Contract, including any “change of control” or similar provision.

(b)   The execution and delivery by Parent and Acquisition Sub of this Agreement and the other Transaction Agreements to which either or both are a party, does not, and the performance of their obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for filings required with Nasdaq or the SEC with respect to the Transactions, (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business, (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent consummation of the Acquisition.
3.6   Compliance.   Since its incorporation or organization, as applicable, (i) Parent and each of its Subsidiaries has been in compliance with all applicable Law in all material respects and (ii) neither Parent nor any of its Subsidiaries has received written notice alleging any violation of applicable Law in any material respect by Parent or such Subsidiary. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened, other than those the outcome of which would not reasonably be likely to be material, individually or in the aggregate, to Parent or such Subsidiary.
3.7   Parent SEC Reports and Financial Statements.
(a)   Parent has timely filed all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Act and/or the Exchange Act since its formation (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Parent SEC Reports”). Except to the extent such Parent SEC Reports are available on the SEC’s web site through EDGAR, Parent has delivered to the Seller copies, in the form filed with the SEC, of all Parent SEC Reports. The Parent SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, and none of the Parent SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, (i) the Parent Class A Common Stock and Public Warrants are listed on Nasdaq, (ii) Parent has not received any written deficiency notice from Nasdaq for non-compliance with any Nasdaq listing rule which is not subject to any compliance extension or ability to remedy, in each case, pursuant to Nasdaq continued listing rules, (iii) Parent is in compliance with the applicable corporate governance rules of Nasdaq and (iv) there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to Parent or the Parent SEC Reports. To the Knowledge of Parent, as of the date hereof, (A) none of the Parent SEC Reports is the subject of ongoing SEC review or outstanding SEC comment and (B) neither the SEC nor any other Governmental Entity is conducting any investigation or review of any Parent SEC Report.
(b)   The audited financial statements of Parent (the “Parent Audited Financial Statements”) (including, in each case, the notes and schedules thereto) included in the Parent SEC Reports and the unaudited condensed balance sheets and the related unaudited condensed statements of operations, cash flows and changes in stockholders’ equity of Parent included in the Parent SEC Reports (the “Parent Interim Financial Statements” and, together with the Parent Audited Financial Statements, the “Parent Financial Statements”), (x) complied as to form in all material respects with, and in the case of Parent Financial Statements filed following the date hereof will comply with, the published rules and regulations of the SEC with respect thereto, (y) were prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and Regulation S-X or Regulation S-K, as applicable, subject in the case of the Parent Interim Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or

Regulation S-K, as applicable, and (z) fairly present, and in the case of Parent Financial Statements filed following the date hereof, will fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments (none of which are reasonably expected to be material to Parent and its Subsidiaries) and the absence of complete footnotes), in all material respects, the consolidated financial position of Parent and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.
(c)   Parent (including its Subsidiaries) has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with U.S. GAAP that are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except: (i) liabilities provided for in or otherwise disclosed or reflected in the balance sheet included in the most recent Parent Financial Statements, and (ii) liabilities arising in the Ordinary Course of Business since the most recent Parent Financial Statements which are not material in amount or nature.
(d)   Parent makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case as required pursuant to Section 13(b)(2) under the Exchange Act. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the Nasdaq. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”).
(e)   Parent has established and maintained a system of internal controls sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with U.S. GAAP.
(f)   There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(g)   The books of account, minute books and transfer ledgers and other similar books and records of Parent and its Subsidiaries have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.
3.8   Absence of Certain Changes or Events.   Except as contemplated by this Agreement, since December 31, 2018, there has not been: (a) any Parent Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities, (c) any split, combination or reclassification of any of Parent’s capital stock, (d) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP (or any interpretation thereof) or applicable Law, (e) any change in the auditors of Parent, (f) any issuance of capital stock of Parent, or (g) any revaluation by Parent of any of its assets, including any sale of assets of Parent other than in the Ordinary Course of Business.
3.9   Litigation.   There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing against or otherwise relating to Parent or any of its Subsidiaries, before any Governmental Entity.
3.10   Business Activities.   Since their respective incorporation, Parent and Acquisition Sub have not conducted any business activities other than activities (a) in connection with its organization or (b) directed toward the accomplishment of a Business Combination. Except as set forth in Parent’s Charter Documents, there is no agreement, contract, commitment or Order binding upon Parent or its Subsidiaries or to which

Parent or its Subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing). Acquisition Sub does not have any operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Transactions.
3.11   Parent Contracts.
(a)   There are no material Contracts to which Parent or any of its Subsidiaries is a party or by or to which any of the properties or assets of Parent or any of its Subsidiaries may be bound, subject or affected (“Parent Contracts”).
(b)   Each Parent Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto, subject to the Enforceability Exceptions. True, correct and complete copies of all Parent Contracts (or written summaries in the case of oral Parent Contracts) have heretofore been provided to the Seller or Seller’s counsel other than those that are exhibits to the Parent SEC Reports filed prior to the date of this Agreement.
(c)   Neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Parent Contract, and no party to any Parent Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, would reasonably likely be expected to have a Parent Material Adverse Effect. Each agreement, contract or commitment to which Parent or any of its Subsidiaries is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect would not reasonably be expected to have a Parent Material Adverse Effect.
3.12   Interested Party Transactions.   Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement: (a) no employee, officer, director or Parent Stockholder or any of its Subsidiaries or a member of his or her immediate family is indebted for borrowed money to Parent nor is Parent indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of Parent, and (b) to the Knowledge of Parent, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any contract with Parent (other than such contracts as relate to any such individual ownership of capital stock or other securities of Parent).
3.13   Parent Listing.   The Parent Units, the Parent Class A Common Stock and the Public Warrants are registered pursuant to the Exchange Act and are listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “MUDSU”, “MUDS”, and “MUDSW”, respectively. Parent has not been notified by Nasdaq that it does not comply with any Nasdaq listing rule, which noncompliance is not subject to any compliance extension or ability to remedy, in each case as permitted by the Nasdaq continued listing rules. There is no Legal Proceeding pending or, to the Knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to prohibit or terminate the listing of Parent Class A Common Stock or Public Warrants on Nasdaq, other than Legal Proceedings where a compliance extension or ability to remedy is available under applicable Law. None of Parent or any of its Affiliates has taken any action to intentionally terminate the registration of Parent Class A Common Stock or Public Warrants under the Exchange Act.
3.14   Trust Account.
(a)   As of December 31, 2019, Parent had $215,385,757 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) dated as of February 7, 2018, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”) for the benefit of its public stockholders.
(b)   The Trust Agreement is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Exceptions. There are no separate contracts, side letters or other understandings (whether written or unwritten, express or implied) (i) that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect, or (ii) to the Knowledge of Parent, that would entitle any Person (other than Parent Stockholders holding Parent Class A Common Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Common Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account will be released except (A) to pay income and franchise taxes from any interest income earned in the Trust Account and (B) to redeem Parent Class A Common Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to the Trust Account.
(c)   Parent has made available to the Seller true, correct and complete copies of the executed and delivered Trust Agreement. The Trust Agreement has not been amended or modified, no such amendment or modification is contemplated by Parent and, to the Knowledge of Parent, the obligations and the commitments contained therein have not been withdrawn or rescinded in any respect. The Trust Agreement is in full force and effect as of the date hereof. The Trust Agreement constitutes the legal, valid and binding obligations of Parent and, to the Knowledge of Parent, the other parties thereto. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a material default or breach under the Trust Agreement on the part of Parent or its Subsidiaries or, to the Knowledge of Parent, any other parties thereto. There are no side letters or other agreements, contracts or arrangements to which Parent or any of its Affiliates is a party related to the transactions contemplated by the Trust Agreement.
3.15   Finders and Brokers.   Except as set forth in Section 3.15 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Parent, the Seller or any of their respective Subsidiaries or Affiliates in connection with the Transactions, the IPO or any other Business Combination (whether or not consummated) based upon arrangements made by or on behalf of Parent.
3.16   Investment Company Act.   Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.
3.17   Information Supplied.   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) any report, form, registration or other filing made with any Governmental Entity (including the SEC) with respect to the Transactions, (b) the Registration Statement or (c) the mailings or other distributions to the Seller Stockholders with respect to the consummation of the Transactions will, when filed, mailed, made available or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement (other than with respect to information supplied by the Seller for inclusion therein) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
3.18   Disclaimer of Other Warranties.   PARENT AND ACQUISITION SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE II, NONE OF THE SELLER, ANY OF THE SELLER SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES, INSIDERS OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, ACQUISITION SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY INSIDER, THE SELLER OR ANY OF THE SELLER SUBSIDIARIES, RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY, (A) NONE OF THE SELLER, ANY OF THE SELLER SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES, INSIDERS OR REPRESENTATIVES SHALL BE DEEMED TO

MAKE TO PARENT, ACQUISITION SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE SELLER TO PARENT AND ACQUISITION SUB IN ARTICLE II AND (B) NONE OF THE SELLER NOR ANY OF THE SELLER SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES, INSIDERS OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, ACQUISITION SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE SELLER IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS, (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE SELLER, ANY OF THE SELLER SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT AND ACQUISITION SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE II OF THIS AGREEMENT. EACH OF PARENT AND ACQUISITION SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE SELLER, THE SELLER SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT AND ACQUISITION SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE SELLER EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE II OF THIS AGREEMENT.
ARTICLE IV
CONDUCT PRIOR TO THE CLOSING DATE
4.1   Conduct of Business by the Seller and the Seller Subsidiaries.   During the period from the date of this Agreement and continuing until the earlier of the valid termination of this Agreement pursuant to its terms and the Closing, the Seller shall, and shall cause the Seller Subsidiaries to, carry on their business in the Ordinary Course of Business, and in compliance with applicable Law, except (i) to the extent that Parent shall otherwise consent in writing or (ii) as expressly contemplated by this Agreement or the Seller Disclosure Letter. In addition, except (x) as required or expressly permitted by the terms of this Agreement or the Seller Disclosure Letter or (y) as required by applicable Law, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the valid termination of this Agreement pursuant to its terms or the Closing, the Seller shall not, and shall cause the Seller Subsidiaries not to, do any of the following:
(a)   Compensation and Benefits.   Except as required by applicable Law, or an existing Employee Benefit Plan, (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director, independent contractor or officer other than in the Ordinary Course of Business; (ii) grant or pay any change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director, independent contractor or officer; (iii) enter into, amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Benefit Plan; (v) grant any equity or equity-based compensation awards; (vi) hire any person to be employed by the Seller or any of the Seller Subsidiaries, other than the hiring of employees with total annual compensation not in excess of $300,000 in the Ordinary Course of Business; or (vii) terminate the employment of the Chief Executive Officer or Chief Financial Officer of the Seller other than for cause;

(b)   Intellectual Property.   Transfer, sell, assign, license, sublicense, encumber, impair, abandon, or otherwise dispose of any right, title or interest of the Seller or any of the Seller Subsidiaries in any Seller Intellectual Property, other than non-exclusive licenses granted to third parties in the Ordinary Course of Business;
(c)   Distributions; Changes in Stock.   Except for transactions solely among the Seller and the Seller Subsidiaries, or as set forth in Section 4.1(c) of the Seller Disclosure Letter, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in the Seller or the Seller Subsidiaries, (iii) grant, issue, sell or otherwise dispose, or authorize to issue sell, or otherwise dispose any membership interests, capital stock or any other equity interests or rights convertible into or exchangeable for equity interests (other than the issuance of shares of Seller Common Stock upon the exercise of Seller Warrants outstanding as of the date of this Agreement), as applicable, in the Seller or any Seller Subsidiary, (iv) declare, set aside or pay any dividend or make any other distribution, or (v) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests of any securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;
(d)   Governing Documents; Subsidiaries.   Amend its Charter Documents, or form or establish any Subsidiary;
(e)   No Acquisitions.   (i) Merge, consolidate, combine or amalgamate with any Person, (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or (iii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course of Business, or (B) other assets acquired by the Seller or any Seller Subsidiary, or to which the Seller or any Seller Subsidiary obtains rights, pursuant to an Excluded Seller Contract;
(f)   No Dispositions.   Sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of, any portion of its assets (including any Patented Claims or Unpatented Claims) or properties or any rights related thereto, other than any sale, lease or disposition in the Ordinary Course of Business;
(g)   Indebtedness; Liens, Capital Expenditures.   (i) Issue or sell any debt securities or rights to acquire any debt securities of the Seller or any of the Seller Subsidiaries or guarantee any debt securities of another Person (ii) make, incur any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than the Seller or any Seller Subsidiary except for (A) loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of this Agreement, in each case set forth in Section 4.1(g) of the Seller Disclosure Letter and (B) the incurrence of 1.25 Lien Debt or 1.5 Lien Debt in the Ordinary Course of Business, (iii) except in the Ordinary Course of Business, create any material Liens on any material property or assets of the Seller or any of the Seller Subsidiaries in connection with any Indebtedness thereof other than Permitted Liens, (iv) cancel or forgive any Indebtedness in excess of $250,000 owed to the Seller or any of the Seller Subsidiaries or make, or (v) incur or commit to make or incur any capital expenditures other than in the Ordinary Course of Business;

(h)   Litigation.   (i) Pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or material litigation, arbitration or other judicial or administrative dispute or proceeding (whether or not commenced prior to the date of this Agreement) other than (A) the payment, discharge, settlement or satisfaction in accordance with their terms, or liabilities recognized or disclosed in the Seller Financial Statements and (B) settlements or compromises of litigation in the Ordinary Course of Business, which in any event do not exceed, in any individual case, $250,000 and would not prohibit or materially restrict the Seller or the Seller Subsidiaries from operating their respective businesses in the Ordinary Course of Business, (ii) waive the benefits of, agree to modify in any manner, terminate, release any Person from or knowingly fail to enforce any confidentiality or similar agreement to which the Seller or any of the Seller Subsidiaries is a party or of which the Seller or any of the Seller Subsidiaries is a beneficiary, or (iii) settle any litigation, arbitration or other judicial or administrative dispute or proceeding (whether or not commenced prior to the date of this Agreement) to which an Insider is a party;
(i)   No Modifications.   Except in the Ordinary Course of Business, (i) modify, amend or terminate any Material Seller Contract, Permit or Environmental Permit, (ii) enter into any contract that would have been a Material Seller Contract had it been entered into prior to the date of this Agreement, (iii) waive, delay the exercise of, release or assign any material rights or claims under any Material Seller Contract or (iv) incur or enter into any agreement, contract or commitment requiring the Seller and/or any of the Seller Subsidiaries to pay in excess of $1,000,000 in any 12 month period in the aggregate;
(j)   Accounting.   Except as required by U.S. GAAP (or any interpretation thereof) or applicable Law, revalue any of its assets or make any change in accounting methods, principles or practices;
(k)   Tax Matters.   Make, change or rescind any Tax elections (including any election on IRS Form 8832 to be treated as an association taxable as a corporation), settle or compromise any material tax liability or, except as required by applicable Law, materially change any method of accounting for Tax purposes or prepare, amend or file any Tax Return in a manner inconsistent with past practice;
(l)   No Dissolution.   Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up;
(m)   Related Party Agreements.   Enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, executive employees, holders of 10% or more of the Seller Common Stock or other Affiliates, other than as contemplated by this Agreement, the 1.25 Lien Exchange Agreement or the Exchange Agreement and other arms-length commercial transactions pursuant to the agreements set forth on Section 4.1(m) of the Seller Disclosure Letter as existing on the date of this Agreement; or
(n)   Agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 4.1(a) through (m) above.
4.2   Conduct of Business by Parent and its Subsidiaries.   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall, and shall cause its Subsidiaries to, carry on its business in the Ordinary Course of Business and in compliance with applicable Law, except to the extent that the Seller shall otherwise consent in writing or as contemplated by this Agreement. In addition, except as required or permitted by the terms of this Agreement or as required by applicable Law, without the prior written consent of the Seller, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:
(a)   Declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant or unit) or split, combine or reclassify any capital stock (or warrant or unit) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, warrant or unit;

(b)   Purchase, redeem or otherwise acquire, directly or indirectly, any ownership interests of Parent or any of its Subsidiaries;
(c)   Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock, units or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock, units or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock, units or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock, units or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock, units, equity securities or other ownership interests or convertible or exchangeable securities;
(d)   Amend its Charter Documents;
(e)   Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances or other arrangements, or any agreement, contract, arrangement or understanding that provides for exclusivity of territory or otherwise restricts Parent’s or any of its Subsidiaries’ ability to compete or to offer or sell any products or services;
(f)   Incur any Indebtedness or guarantee any Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the Ordinary Course of Business;
(g)   Modify, amend or terminate any Parent Contract, or waive, delay the exercise of, release or assign any material rights or claims thereunder;
(h)   Except as required by applicable Law, revalue any of its assets or make any change in accounting methods, principles or practices;
(i)   Liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent or its Subsidiaries;
(j)   Purchase any equity securities of any Person;
(k)   Amend the Trust Agreement or any other agreement related to the Trust Account;
(l)   Except as required by U.S. GAAP (or any interpretation thereof) or applicable Law, revalue any of its assets or make any change in accounting methods, principles or practices;
(m)   Make, change or rescind any Tax elections (including any election on IRS Form 8832 to be treated as an association taxable as a corporation), settle or compromise any material tax liability or, except as required by applicable Law, materially change any method of accounting for Tax purposes or prepare, amend or file any Tax Return in a manner inconsistent with past practice;
(n)   Enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, executive employees, holders of 10% or more of Parent Class A Common Stock or Parent Class B Common Stock, other than payments or distributions relating to obligations in respect of the 1.25 Lien Debt, the Transactions and other arms-length commercial transactions pursuant to the agreements set forth on Section 4.2 of the Parent Disclosure Letter as existing on the date of this Agreement; or
(o)   Agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 4.2(a) through 4.2(n) above.

ARTICLE V
ADDITIONAL AGREEMENTS
5.1    Registration Statement; Special Meetings.
(a)   As promptly as reasonably practicable following the receipt by Parent from the Seller of all financial and other information relating to the Seller as Parent may reasonably request for its preparation but, subject to the Seller complying with its obligations pursuant to Section 5.4(a), Parent and the Seller shall, in accordance with this Section 5.1, use reasonable best efforts to jointly prepare and Parent shall cause to be filed with the SEC, in preliminary form, a registration statement on Form S-4 for the purpose of registering under the Securities Act the shares of Parent Class A Common Stock to be issued to the Seller and, ultimately, the Seller Stockholders, in connection with the Acquisition (as amended or supplemented, the “Registration Statement”), which Registration Statement will constitute a joint proxy statement/prospectus for the purpose of (i) soliciting proxies from the Parent Stockholders to vote at the Parent Special Meeting in favor of the Parent Stockholder Matters and providing the Parent Stockholders with the opportunity to redeem their shares of Parent Class A Common Stock pursuant to a Parent Stockholder Redemption and (ii) soliciting proxies from the Seller Stockholders to vote at the Seller Special Meeting in favor of the adoption and approval of this Agreement and the Transactions (including the Acquisition) by the Requisite Seller Stockholder Approval. The Registration Statement will contain financial and other information about the Transactions in accordance with and as required by Parent’s Charter Documents, applicable Law and any applicable rules and regulations of the SEC and Nasdaq.
(b)   The Registration Statement shall include proxy materials for the purpose of soliciting proxies from the Parent Stockholders to vote, at a special meeting of the Parent Stockholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of (i) the adoption and approval of this Agreement and the Transactions (including the Acquisition), (ii) the issuance of a number of shares of Parent Class A Common Stock that equals or exceeds twenty percent (20%) of the voting power or total number of shares of Parent Class A Common Stock outstanding, in either case, prior to such issuance, (iii) an increase in the number of authorized shares of Parent Class A Common Stock, (iv) amendments to Parent’s Charter Documents to be effective from and after the Closing as set forth in the Form of Parent Certificate of Incorporation attached hereto as Exhibit B (the “Post-Closing Parent Charter”), (v) the adoption and approval of a new equity incentive plan in a form and substance reasonably acceptable to Parent and the Seller (the “Incentive Plan”), and which Incentive Plan will provide for awards for a number of shares of Parent Class A Common Stock equal to five percent (5%) of the aggregate number of shares of Parent Class A Common Stock issued and outstanding immediately after the Closing (giving effect to the Parent Stockholder Redemptions, if any), (vi) the election of the members of the board of directors of Parent in accordance with Section 5.1(j) hereof and (vii) such other matters as mutually agreed upon between the Seller and Parent, (the matters set forth in clauses (i) through (vii) being referred to herein as the “Parent Stockholder Matters”).
(c)   The Registration Statement shall include proxy materials for the purpose of soliciting proxies from the Seller Stockholders to vote, at a special meeting of the Seller Stockholders to be called and held for such purpose (the “Seller Special Meeting”), in favor of the adoption and approval of (i) this Agreement and the Transactions (including the Acquisition) by the Requisite Seller Stockholder Approval and (ii) the adjournment of the Seller Special Meeting, if necessary or desirable in the reasonable determination of the Seller.
(d)   The Registration Statement will comply as to form and substance with the applicable requirements of the Securities Act and the rules and regulations thereunder. The Seller and its counsel shall be given a reasonable opportunity to review, comment on and approve in writing the preliminary Registration Statement and any amendment or supplement thereto prior to its filing with the SEC. Parent, with the reasonable assistance, participation and written approval of the Seller, shall promptly respond to any written or oral SEC comments on the Registration Statement. Parent will advise the Seller promptly after receipt of notice thereof, of (i) the time when the Registration Statement has been filed, (ii) in the event the preliminary Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (iii) the filing of any supplement or amendment to the Registration Statement, (iv) the issuance of any stop order by the SEC with respect to the Registration Statement, (v) any request by the SEC for amendment of the Registration Statement, (vi) any comments from the SEC relating to the Registration Statement and responses thereto, or (vii) requests by the SEC for additional information. Parent shall (x) provide the Seller and its legal counsel opportunity to participate in all written or oral communications with the SEC relating to the Registration Statement and responses to comments thereto and requests by the SEC for additional information and (y) use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after the filing thereof.
(e)   The Seller agrees to reasonably promptly provide Parent with all information concerning the Seller and the Seller Subsidiaries, management, operations and financial condition, in each case reasonably requested or required by Parent for inclusion in the Registration Statement as filed in preliminary form and in definitive form, any amendment or supplement to the Registration Statement and any other filing required to be made by Parent in respect of the Transactions. The Seller shall make senior management of the Seller reasonably available to Parent in connection with the drafting of the preliminary Registration Statement and the definitive Registration Statement, and responding in a timely manner to any comments on the Registration Statement received from the SEC.
(f)   Parent shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL and Parent’s Charter Documents in the preparation, filing and distribution of the Registration Statement, the solicitation of proxies thereunder, and the calling and holding of the Parent Special Meeting. Without limiting the foregoing, Parent shall ensure that the Registration Statement does not, as of the date on which it is first distributed to Parent Stockholders, and as of the date of the Parent Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided, that Parent shall not be responsible for the accuracy or completeness of any information relating to the Seller or any other information furnished by the Seller for inclusion in the Registration Statement). Parent, acting through the Parent Board, shall include in the Registration Statement the Parent Recommendation. Neither the Parent Board nor any committee or agent or representative thereof shall withdraw, modify in a manner adverse to the Seller or fail to include, or propose to withdraw, modify in a manner adverse to the Seller or fail to include, the Parent Recommendation.
(g)   The Seller shall comply with all applicable provisions of the DGCL and the Seller’s Charter Documents in the distribution of the Registration Statement, the solicitation of proxies thereunder, and the calling and holding of the Seller Special Meeting. The Seller, acting through the Seller Board, shall recommend to the Seller Stockholders that they vote in favor of the Transactions (including the Acquisition) at the Seller Special Meeting and shall include such recommendation in the Registration Statement, subject to the Seller Board’s right to effect a change in recommendation if required pursuant to the Seller Board’s fiduciary duties under applicable Law. Prior to the date on which the Registration Statement becomes effective, the Seller Board shall set a record date for determining the Seller Stockholders entitled to vote at the Seller Special Meeting.
(h)   As soon as is reasonably practicable after the receipt by Parent from the Seller of all information contemplated under Section 5.1(a) (including the Seller Financial Statements), Parent shall prepare and file the Registration Statement in definitive form with the SEC under the Exchange Act, and with all other applicable regulatory bodies, all in accordance with and as required by Parent’s Charter Documents, applicable Law and any applicable rules and regulations of the SEC and Nasdaq.
(i)   As promptly as practicable after the Registration Statement shall have become effective:
(i)   Parent shall distribute the Registration Statement to the Parent Stockholders and, pursuant thereto, shall call the Parent Special Meeting in accordance with Parent’s Charter Documents and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Parent Stockholder Matters and the other matters presented for approval or adoption at the Parent Special Meeting, including the matters described in Section 5.1(b), and Parent shall otherwise use commercially reasonable efforts to obtain the approval of the Parent Stockholder Matters. If, on the date upon which the

Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Requisite Parent Stockholder Approval, whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Special Meeting; and
(ii)   the Seller shall distribute the Registration Statement to the Seller Stockholders of record as of the record date and, pursuant thereto, call the Seller Special Meeting in accordance with Section 211 of the DGCL. The Seller shall (A) use its commercially reasonable best efforts to solicit from the Seller Stockholders proxies in favor of the adoption and approval of this Agreement and the Transactions (including the Acquisition) by the Requisite Seller Stockholder Approval prior to the Seller Special Meeting and (B) take all actions necessary or advisable to secure the Requisite Seller Stockholder Approval at the Seller Special Meeting, including enforcing the Seller Support Agreement pursuant to its terms, subject to the Seller Board’s right to effect a change in recommendation if required pursuant to the Seller Board’s fiduciary duties under applicable Law.
(j)   The Parties shall take all necessary action so that the Persons listed in Section 5.1(j) of the Seller Disclosure Letter (and only such Persons) are elected and appointed to the positions of officers and directors of Parent, as members of the committees of the Parent Board, to the positions of officers and directors of Acquisition Sub, and to the positions of officers and directors (or other similar position) of the Seller Subsidiaries, as set forth therein, to serve in such positions effective immediately following the Closing. In furtherance of the foregoing, (a) Parent shall take all necessary action to remove (or cause the resignation of) the directors serving on the Parent Board and/or the board of directors of Acquisition Sub as of immediately prior to the Closing and (b) the Seller shall take all necessary action to remove (or cause the resignation of) the directors (or other similar position) serving on the boards of directors or other similar governing bodies of the Seller Subsidiaries as of immediately prior to the Closing who are not designated in Section 5.1(j) of the Seller Disclosure Letter to serve as members of such boards of directors or other similar governing bodies as of immediately following the Closing. If any Person listed in Section 5.1(j) of the Seller Disclosure Letter is unable to serve, Parent shall designate a successor.
5.2   HSR Act.   As promptly as practicable, and in any event within ten (10) Business Days, after the date of this Agreement, Parent and the Seller shall each prepare and file the notification required of it under the HSR Act in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission and U.S. Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Seller shall (a) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions, (b) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto, (c) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions and (d) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend, (e) keep the other reasonably informed as to the status of any such Legal Proceeding and (f) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective Representatives, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Filing fees with respect to the notifications required under the HSR Act shall be borne equally by Parent and the Seller.

5.3   Filings and Other Documents.
(a)   As promptly as reasonably practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (“Signing Form 8-K”), the form and substance of which shall be approved in advance in writing by the Seller.
(b)   Promptly after the execution of this Agreement, Parent and the Seller shall also issue a joint press release announcing the execution of this Agreement (the “Signing Press Release”).
(c)   At least ten (10) days prior to the Closing, the Seller shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Seller and its accountant, and such other information that may be required to be disclosed with respect to the Acquisition in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved in advance in writing by Parent. Prior to the Closing, Parent and the Seller shall prepare a joint press release announcing the consummation of the Acquisition hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall issue the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.
(d)   At or prior to the Closing, the Seller will deliver to Parent: (i) copies of resolutions and actions taken by the Seller Board and the Seller Stockholders in connection with the approval of this Agreement and the Transactions, and (ii) such other documents or certificates as shall reasonably be required by Parent and its counsel in order to consummate the Transactions.
(e)   At or prior to the Closing, Parent will deliver to the Seller (i) copies of resolutions and actions taken by Parent’s board of directors and stockholders in connection with the approval of this Agreement and the Transactions, and (ii) such other documents or certificates as shall reasonably be required by the Seller and its counsel in order to consummate the Transactions.
5.4   Required Information.
(a)   In connection with the preparation of the Signing Form 8-K, the Signing Press Release, the Registration Statement, the Closing Form 8-K and the Closing Press Release, or any other statement, filing notice or application made by or on behalf of Parent or the Seller to any Governmental Entity, or any other public statement or announcement, in connection with the Acquisition and the other Transactions (each, a “Reviewable Document”), and for such other reasonable purposes, each of the Seller and Parent shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers and stockholders (including the directors of Parent to be elected effective as of the Closing as contemplated by Section 5.1 hereof) and such other matters as may be reasonably necessary or advisable in connection with the Transactions.
(b)   At a reasonable time prior to the filing, issuance or other submission or public disclosure of a Reviewable Document by either Parent or Acquisition Sub, on the one hand, or the Seller, on the other hand, the other Party shall be given an opportunity to review and comment upon such Reviewable Document and give its prior written consent to the form thereof, such consent not to be unreasonably withheld, and each Party shall accept and incorporate all reasonable comments from the other Party to any such Reviewable Document prior to filing, issuance, submission or disclosure thereof.
(c)   Any language included in a Reviewable Document, following its filing, issuance or submission, may thereafter be used by such Party in other Reviewable Documents and in other documents distributed by the other Party in connection with the Transactions without further review or consent of the reviewing Party.
(d)   Prior to the Closing Date (i) the Seller and Parent shall notify each other as promptly as reasonably practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, a Reviewable Document that has been filed with the SEC, and (ii) the Seller and Parent shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments from the SEC on, or of any written or oral request by the SEC for amendments or supplements to, any such Reviewable Document, and shall promptly supply the other with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings. Parent and the Seller shall use their respective commercially reasonable efforts, after consultation with each other, to resolve all such requests or comments with respect to any Reviewable Document as promptly as reasonably practicable after receipt of any comments from the SEC. All correspondence and communications to the SEC made by Parent or the Seller with respect to the Transactions or any agreement ancillary hereto shall be considered to be Reviewable Documents subject to the provisions of this Section 5.4.
5.5   Confidentiality; Access to Information.
(a)   Confidentiality.   Any confidentiality agreement previously executed by and between the Seller or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, shall be superseded in its entirety by the provisions of this Agreement. Beginning on the date hereof and ending on the second (2nd) anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions or, in the case of Parent and Acquisition Sub, the conduct of the business of Parent and/or its Subsidiaries following the Closing. Such confidentiality obligations will not apply to (i) information which was known to one Party or their respective Representatives prior to receipt thereof from the Seller to the extent such information was received from a source not known by Parent to be subject to a confidentiality obligation to the Seller, on the one hand, or Parent and Acquisition Sub, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents from a third party who was not bound by an obligation of confidentiality; (iv) disclosure required by applicable Law or stock exchange rule; or (v) disclosure consented to in writing by Parent or Acquisition Sub (in the case of the Seller) or the Seller (in the case of Parent or Acquisition Sub); provided, that (x) prior to any disclosure contemplated by clause (iv) above, the Party required to disclose such non-public information will provide prompt written notice of such requirement to the other Party so that the other Party may seek, at such other Party’s cost, a protective order or other remedy and (y) in the event that such protective order or other remedy is not obtained the Party required to disclose such non-public information will disclose or furnish only that portion of non-public information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such non-public information. In the event this Agreement is terminated as provided in ARTICLE VII hereof, each Party will destroy or return or cause to be destroyed or returned to the other all documents and other material obtained from the other in connection with the Acquisition contemplated hereby; provided, that neither Party shall be required to return or destroy any electronic copy of any non-public information that is created pursuant to such Party’s standard electronic backup and archival procedures and outside legal counsel shall be permitted to retain one copy for record purposes.
(b)   Access to Information.
(i)   The Seller will afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Seller during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel, of the Seller, as Parent may reasonably request in connection with the consummation of the Transactions.
(ii)   Parent will afford the Seller and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel, of Parent, as the Seller may reasonably request in connection with the consummation of the Transactions.
5.6   Commercially Reasonable Efforts.   Upon the terms and subject to the conditions set forth in this Agreement, each Party agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Acquisition and the other Transactions, including using commercially reasonable efforts to accomplish the following: (a) causing the conditions precedent set forth in ARTICLE VI to be satisfied, (b) obtaining all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities, including with respect to Permits or Environmental Permits, and making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and taking all commercially reasonable steps to avoid any Legal Proceeding, (c) obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including the consents referred to in Section 2.4(a) of the Seller Disclosure Letter (it being understood, for the avoidance of doubt, that nothing herein shall require the Seller in connection therewith to incur any liability or expense or subject itself, any of the Seller Subsidiaries or the business of the foregoing to any imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their assets or properties), (d) defending any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (e) delivery of any required notices regarding the Transactions to holders of the Seller’s Indebtedness and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to Continental substantially in the form attached hereto as Exhibit C (the “Trust Termination Letter”). In connection with and without limiting the foregoing, Parent and the Parent Board and the Seller and the Seller Board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Acquisition, this Agreement or any of the Transactions, use its commercially reasonable efforts to enable the Acquisition and the other Transactions to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Seller to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock, or the incurrence of any liability or expense.
5.7   No Parent Securities Transactions.   Neither the Seller nor any of its controlled Affiliates, directly or indirectly, shall knowingly engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding the Transactions. The Seller shall use its best efforts to require each of its officers, directors and employees, and shall use commercially reasonable efforts to require each of its other Representatives, associates, clients and customers, to comply with the foregoing requirement.
5.8   No Claim Against Trust Account.   The Seller hereby waives all right, title, interest or claim of any kind against Parent to collect from the Trust Account any monies that may be owed to it by Parent for any reason whatsoever, including but not limited to a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Account at any time for any reason whatsoever. Notwithstanding the foregoing, in the event this Agreement is terminated pursuant to any of Section 7.1(b) (but only if the Transactions have failed to close by the date specified therein because of Parent’s or Acquisition Sub’s breach of an obligation herein), Section 7.1(d) or Section 7.1(h), and Parent or any of its Subsidiaries completes a Business Combination with another company, the Seller shall not be prohibited from filing and pursuing a claim for damages in connection with this Agreement or the Transactions following consummation by Parent or any of its Subsidiaries of an alternative Business Combination, in each case against Parent, any of its Subsidiaries or any other Person that is party to such alternative Business Combination or any Affiliate thereof. Furthermore, Parent and Acquisition Sub shall not execute any definitive agreement related to such Business Combination that (x) attempts to prevent the Seller from so filing or pursuing any such claim, or (y) permits the Person that survives such Business Combination not to assume Parent and Acquisition Sub’s obligation for damages in connection with this Agreement and the Transactions. This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of Parent and the Seller.

5.9   Notification of Certain Matters.   Each of Parent, Acquisition Sub and the Seller will promptly provide the other Parties with prompt written notice of any event, development or condition of which they have Knowledge that (a) is reasonably likely to cause any of the conditions set forth in Section 6.1 not to be satisfied, (b) would require any amendment or supplement to the Registration Statement so that such Registration Statement would not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading or (c) constitutes, or is reasonably likely to result in, any Transaction Litigation. Each of Parent and Acquisition Sub will promptly provide the Seller with written notice of any event, development or condition of which they have Knowledge that is reasonably likely to cause any of the conditions set forth in Section 6.1(k) not to be satisfied. The Seller will promptly provide Parent with written notice of any event, development or condition of which it has Knowledge that is reasonably likely to cause any of the conditions set forth in Section 6.3 not to be satisfied. No notice or failure to provide notice pursuant to this Section 5.9 shall in and of itself affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties, or result, in and of itself, in the failure of a condition set forth in Article VI.
5.10   Assumption of Assumed Liabilities.   Effective as of the Closing Date, the Seller shall (a) transfer to Acquisition Sub, and Acquisition Sub shall assume from the Seller, the liabilities and obligations of the Seller and the Seller Subsidiaries set forth in Section 5.10 of the Seller Disclosure Letter (the “Acquisition Sub Assumed Liabilities” which, for the avoidance of doubt, shall not include the Parent Assumed Liabilities) and (b) transfer to Parent, and Parent shall assume from the Seller, the liabilities and obligations of the Seller and the Seller Subsidiaries under the Assumed New Subordinated Notes and the Sprott Credit Agreement (the “Parent Assumed Liabilities”). Parent and the Seller shall cooperate and take all actions reasonably necessary to effectuate Parent and Acquisition Sub’s respective assumption of such liabilities.
5.11   Employee Matters.
(a)   Acquisition Sub shall, no later than five (5) days prior to the Closing Date, offer employment to each Employee commencing on the Closing Date in a substantially similar position, with (i) similar salary and total cash bonus opportunity as in effect prior to the Closing Date and (ii) employee benefits substantially comparable in the aggregate (including any exchange or conversion of equity or rights to equity held by an Employee as of the date hereof and either (A) set forth on Section 5.11(a) of the Seller Disclosure Letter or (B) included in the Data Room no later than 10:00 p.m., New York City time, on the second (2nd) Business Day prior to the date of this Agreement) as in effect prior to the Closing Date. Neither Parent nor any of its Subsidiaries shall be liable or have any obligations to provide any notice of termination, termination pay or severance pay, whether under contract, statute or common law, or otherwise to any Retained Employee. The Seller shall take all actions as are required to assign to Acquisition Sub all employment agreements and employment-related agreements, including all equity award agreements entered into between the Seller and any Transferred Employee, the Management Incentive Plan and all consulting agreements entered into between the Seller and an individual, in each case, as in effect on the date hereof, and Acquisition Sub shall assume all obligations under all such agreements assigned by the Seller hereunder.
(b)   Effective as of the Closing Date, the Seller shall transfer to Acquisition Sub, and Acquisition Sub shall assume from the Seller, each of the Assumed Benefit Plans and all liabilities in respect of any Assumed Benefit Plans. Acquisition Sub and the Seller shall cooperate and take all actions reasonably necessary to effectuate the transfer of such plans. Effective immediately after the Closing Date, the Retained Employees and their covered dependents shall cease active participation in the Assumed Benefit Plans. Acquisition Sub shall be responsible for all expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents.
(c)   With respect to any Assumed Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) maintained by Acquisition Sub for Transferred Employees following the Closing Date, Acquisition Sub shall (i) subject to any required approval by the applicable insurance provider, cause there to be waived any pre-existing condition, actively at work requirements and waiting periods and (ii) subject to any required approval by the applicable insurance provider, cause such plans to honor any expenses incurred by the Transferred Employees and their beneficiaries under similar plans of Seller during the portion of the calendar year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses.
(d)   Transferred Employees shall be given credit for all service with the Seller, to the same extent as such service was credited for such purpose by the Seller, under each Assumed Benefit Plan and any other employee benefit and compensation arrangement maintained by Acquisition Sub or one of its Affiliates in which such Transferred Employees are eligible to participate following the Closing Date for purposes of eligibility, vesting and benefit accrual (other than benefit accrual under a defined benefit pension plan); provided, however, that no such service recognition shall result in any duplication of benefits.
(e)   Effective as of the Closing Date, Acquisition Sub shall assume or retain, as the case may be, all obligations of Seller for any accrued but unused vacation time to which any Transferred Employee is entitled pursuant to the vacation policy applicable to such Transferred Employee immediately prior to the Closing Date to the extent consistent with applicable Law.
(f)   The Seller and its Affiliates shall not engage in any activity intended to discourage any Employee from accepting an offer of employment from Acquisition Sub and shall use commercially reasonable efforts to assist Acquisition Sub in its efforts to secure employment arrangements satisfactory to Acquisition Sub with the Employees. The Seller and its Affiliates shall not enforce against any Employee any confidentiality, non-compete, non-solicit or similar contractual obligations, or otherwise assert with respect to any such Employee or Parent or any of its Affiliates claims that would otherwise prohibit or place conditions on any such Employee’s acceptance of an offer of employment by Parent or any of its Subsidiaries, any such Employee’s employment by Parent or any of its Subsidiaries, or any actions taken by any such Employee as an employee of Parent or any of its Subsidiaries. The Seller shall provide Parent with such employment information as to the Employees as Acquisition Sub may reasonably request to carry out its obligations pursuant to this Section 5.11.
(g)   Nothing contained in this Agreement shall confer upon any Transferred Employee any right with respect to an offer of employment or continuance of employment by Acquisition Sub, nor shall anything herein interfere with the right of Acquisition Sub to terminate the employment of any of the Transferred Employees at any time, with or without cause, or restrict Acquisition Sub in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of the Transferred Employees following the Closing Date subject to the terms and conditions of applicable employment or other agreements entered into prior to the date of this Agreement. Notwithstanding anything to the contrary set forth herein, this Agreement is not intended, and it shall not be construed, to amend or create third party beneficiary rights in the Transferred Employees or any other Person who is a participant in, any benefit plans (including any beneficiaries or dependents thereof) under or with respect to any agreement, plan, program or arrangement described in or contemplated by this Agreement.
5.12   Securities Listing.   Parent will use its reasonable best efforts to cause the shares of Parent Class A Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at the Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to keep the Parent Class A Common Stock and Public Warrants listed for trading on Nasdaq. After the Closing, Parent shall use commercially reasonable efforts to continue the listing for trading of the Parent Class A Common Stock and Public Warrants on Nasdaq.
5.13   No Solicitation.
(a)   The Seller will not, will cause the Seller Subsidiaries and its Affiliates not to, and will direct its Representatives not to, directly or indirectly, (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or provide any information regarding the Seller or the Transactions to, any Person (other than Parent and its Representatives), in each case, concerning any Alternative Transaction, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to, an Alternative Transaction, (iii) commence, continue or renew any due diligence investigation regarding an Alternative Transaction, or (iv) encourage or respond to any inquiries or proposals by any Person (other than Parent and its Representatives) concerning any Alternative Transaction, except, in the case of clause (iv) (and clause (i) to the extent an action described in clause (iv) would also constitute an action described in clause (i)), to the extent failure to do so would be inconsistent with the fiduciary duties of the Seller Board under applicable Law. Parent and Acquisition Sub will not, will cause their respective Subsidiaries not to, and will direct their respective Representatives not to, directly or indirectly, (A) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Seller, the Seller Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of Parent, recapitalization or similar transaction (including a Business Combination) (each, a “Parent Business Combination”), (B) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to, a Parent Business Combination or (C) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. In addition, (x) the Seller will, will cause the Seller Subsidiaries to, and will direct their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction (other than with Parent and its Representatives) and (y) Parent and Acquisition Sub will, and will cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Business Combination (other than with the Seller and its Representatives). Following the execution and delivery of this Agreement, each Party will promptly (and in no event later than twenty four (24) hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its Representatives, receives any inquiry, proposal, offer or submission with respect to an Alternative Transaction (including the identity of the Person making such inquiry or submitting such proposal, offer or submission and a copy thereof). Notwithstanding anything to the contrary herein, nothing in this Section 5.13(a) shall be deemed to modify or otherwise affect the obligation of the Seller to submit this Agreement and the Transactions to the Seller Stockholders and to solicit the Requisite Seller Stockholder Approval in accordance with Section 5.1(i)(ii).
(b)   For purposes of this Agreement, an “Alternative Transaction” shall mean (A) with respect to the Seller, a transaction (other than the Transactions) concerning the sale of twenty percent (20%) or more of the voting securities of the Seller (other than in the Ordinary Course of Business) or twenty percent (20%) or more of any class of equity interests or profits of the Seller, in any case, whether such transaction takes the form of a sale of shares or other equity, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise or (B) with respect to Parent and its Affiliates, a transaction (other than the Transactions) concerning a Parent Business Combination.
5.14   Trust Account.   Upon the satisfaction or waiver of the conditions set forth in Article VI and the provision of notice thereof to Continental (which notice Parent shall provide to Continental in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent (x) shall cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with the Trust Termination Letter and (y) shall use its commercially reasonable efforts to cause Continental to, and Continental shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
5.15   Directors’ and Officers’ Liability Insurance.
(a)   From and after the Effective Time, Parent shall or shall cause Acquisition Sub to fulfill and honor in all respects the obligations of Parent and the Seller Subsidiaries, pursuant to (i) each indemnification agreement in effect between Parent, any of its Subsidiaries, or any Seller Subsidiary, on the one hand, and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a member of the board of directors or managers or officer or special advisor of Parent, any of its Subsidiaries, or any Seller Subsidiary, on the other hand (each, an “Indemnified Party”); and (ii) any indemnification provision and any exculpation provision set forth in the Charter Documents of Parent or the Seller Subsidiaries as in effect on the date of this Agreement, in each case, to the fullest extent permitted under applicable Law. From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent’s Charter Documents shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the Charter Documents of the Seller Subsidiaries as in effect on the date of this Agreement.
(b)   Prior to the Closing, the Seller shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy containing terms and conditions no less favorable in the aggregate to the protection provided by the policies maintained by the Seller and the Seller Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts, events, errors or omissions which occurred on or prior to the Effective Time covering each such Person currently covered by the Seller’s (and the Seller Subsidiaries’) officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six (6)-year period following the Closing and at a price not to exceed 300% of the amount per annum the Seller or its Subsidiaries paid in its last full fiscal year prior to the date of this Agreement. If the Seller or Parent obtains prepaid “tail” or “runoff” policies prior to the Effective Time in accordance with this Section 5.15(b), Parent shall maintain such policies in full force and effect for their full term and continue to honor the obligations thereunder. If the Seller fails to purchase such “tail” or “runoff” policy prior to the Closing, then either (i) Parent may purchase such “tail” or “runoff” policy or (ii) Parent shall maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Seller Subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of this Agreement for a period of six (6) years after the Effective Time; provided, further, that in satisfying its obligation under this Section 5.15(b), neither Parent nor any of its Subsidiaries shall be obligated to pay annual premiums in excess of 300% of the amount per annum the Seller Subsidiaries paid in its last full fiscal year prior to the date of this Agreement, and if such premiums for such insurance would at any time exceed 300% of the of the amount per annum the Seller Subsidiaries paid in its last full fiscal year prior to the date of this Agreement, then Parent shall cause to be maintained policies of insurance that, in Parent’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the of the amount per annum the Seller Subsidiaries paid in its last full fiscal year prior to the date of this Agreement.
(c)   Prior to the Closing, Parent may purchase an officers’ and directors’ liability insurance policy in respect of facts or omissions occurring prior to the Effective Time covering each such Person that shall have served as an officer or director of Parent or its Subsidiaries prior to the Effective Time.
(d)   Except as otherwise required by applicable Law, from and after the Effective Time, Parent shall indemnify and hold harmless, and provide advancement of expenses to, each Indemnified Party in respect of acts or omissions in their capacity as a director or officer of a Seller Subsidiary or as an officer, director, employee, fiduciary or agent of another enterprise if the Indemnified Party was serving in such capacity at the request of a Seller Subsidiary, in any case occurring at or prior to the Effective Time, to the fullest extent permitted by applicable Law or provided under Parent’s Charter Documents, any indemnification agreements and any other governing documents of the Seller Subsidiaries in effect on the date hereof. In the event of any threatened or pending litigation to which an Indemnified Party is, has been or becomes a party or with respect to which an Indemnified Party is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Party is or was an officer or director of a Seller Subsidiary or is or was serving at the request of a Seller Subsidiary as an officer, director, employee, fiduciary or agent of another enterprise (including any litigation arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to this Agreement and the Transactions), to the fullest extent permitted by applicable Law, Parent shall advance fees, costs and expenses (including attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such litigations, such fees, costs and expenses (including attorney’s fees and disbursements) to be advanced within thirty (30) days of receipt by Parent from the

Indemnified Party of a request therefor, provided, that such Indemnified Party provides a written affirmation of such Indemnified Party’s good faith belief that he or she has met all applicable standards of conduct applicable to indemnification and an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification under this Section 5.15(d) or otherwise.
(e)   If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.15.
(f)   Notwithstanding anything herein to the contrary, if an Indemnified Party is or has been a party to or is or has been otherwise involved (including as a witness) in any litigation (whether arising before, at or after the Effective Time) on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.15 shall continue in effect until the final disposition of such litigation.
(g)   The provisions of this Section 5.15 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Seller’s Charter Documents, by contract, or otherwise.
5.16   Tax Matters.
(a)   Filing of Tax Returns; Payment of Taxes.   The Seller shall prepare, or cause to be prepared, and shall timely file or cause to be timely filed, all Tax Returns required to be filed by or with respect to the Seller and, for periods prior to the Closing, each Seller Subsidiary, including Tax Returns that are filed on an affiliated, consolidated, combined or unitary basis with the Seller, and shall pay or cause to be paid all Taxes due with respect thereto. All Tax Returns described in this Section 5.16(a) shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. The Seller shall use commercially reasonable best efforts to provide Parent with copies of completed drafts of such Tax Returns at least fifteen (15) days prior to the due date for filing thereof (or if such filing date is sooner, as soon as reasonably practicable), along with supporting work papers, for Parent’s review comment and approval, such approval not to be unreasonably withheld, conditioned or delayed.
(b)   Aggregate Acquisition Consideration Allocation.   The Aggregate Acquisition Consideration shall be allocated among the assets of the Seller and the Seller Subsidiaries in accordance with the methodology set forth on Exhibit F (the “Allocation”). The Allocation shall be mutually agreed by the Seller and Parent and shall be final and binding on the parties. No party shall take, or shall permit or allow any affiliate to take, any position on any Tax Return or before any Governmental Entity that is inconsistent with the Allocation as agreed by the Parties, except as otherwise required pursuant to a final determination under applicable law.
(c)   Intended Tax Treatment.   The parties agree that the acquisition of the Direct Subsidiary Equity Interests pursuant to this Agreement be treated as a taxable acquisition of the assets of the Seller and the Seller Subsidiaries for U.S. federal income tax purposes and no party shall take, or shall permit or allow any affiliate to take, any position on any Tax Return or before any Governmental Entity that is inconsistent with such treatment.
5.17   280G Approval.   The Seller shall (i) no later than five (5) Business Days prior to the Closing, use reasonable best efforts to obtain waivers of the right to any payments and/or benefits that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code) from each Person who, with respect to the Seller, would be a “disqualified individual” (within the meaning of Section 280G of the Code) (such waived amounts, the “Waived 280G Benefits”), and (ii) following the execution of the waivers described in clause (i), solicit approval by the Seller Stockholders of the Waived 280G Benefits by a vote that satisfies the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder. Prior to, and in no event later than five (5) Business Days prior to soliciting such waivers and approval, the Seller shall provide drafts of such waivers and approval materials to Parent for its reasonable review and the Seller shall reflect in such waivers and approval materials any changes reasonably requested by Parent. As soon as practicable following the date hereof, and no later than seven (7) Business Days prior to soliciting the waivers, the Seller shall provide Parent with the calculations and related documentation required to determine whether and to what extent the vote described in this Section 5.17 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code. At least three (3) Business Days prior to the Closing Date, the Seller shall deliver to Parent evidence that a vote of the Seller Stockholders was solicited in accordance with the foregoing and whether the requisite number of votes of Seller Stockholders was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained.
5.18   Certain Financial Information.   Within thirty (30) Business Days after the end of each month between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated, the Seller shall deliver to Parent unaudited consolidated financial statements of the Seller for such month, including a balance sheet, statement of operations and statement of cash flows.
5.19   Access to Financial Information.   The Seller will, and will direct its auditors to (a) continue to provide Parent and its advisors such reasonable access to the Seller’s financial information used in the preparation of its financial statements and the financial information furnished pursuant to Section 5.18 hereof and (b) cooperate with any reasonable reviews performed by Parent or its advisors of any such financial statements or information, in each case, to the extent necessary to allow Parent to reasonably review such information being provided hereunder.
5.20   Parent Borrowings.   Through the Closing, Parent shall be allowed to borrow up to $1,500,000 in the aggregate from its Affiliates, directors, officers and stockholders to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest bearing basis and otherwise on arm’s length terms and conditions and repayable at Closing; provided, that Parent shall not exercise any right or term therein that permits or requires such loans to be converted into, or repaid with, equity securities, including warrants, of Parent, and any such breach of this provision shall be deemed to be a material breach of this Agreement.
5.21   Section 16 Matters.   Prior to the Effective Time, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.
5.22   Qualification as an Emerging Growth Company.   Each of the Seller and Parent shall, at all times during the period from the date hereof until the Closing, (a) take all actions necessary to cause Parent to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause Parent to not qualify as an “emerging growth company” within the meaning of the JOBS Act.
5.23   Trust Account Disbursement.   Parent shall cause the Trust Account to be disbursed as contemplated by this Agreement and the Trust Agreement immediately upon the Closing. All liabilities and obligations of Parent due and owing or incurred at or prior to the Closing Date shall be paid as and when due, including all amounts payable (a) to stockholders who elect to have their Parent Class A Common Stock converted to cash in accordance with the provisions of Parent’s Charter Documents, (b) for income tax or other tax obligations of Parent prior to the Closing, (c) as repayment of loans and reimbursement of expenses to directors, officers and Parent Stockholders and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to Parent in connection with its operations and efforts to effect a Business Combination, including the Transactions, which amount shall include the Outstanding Parent Expenses.
5.24   Debt Payoff.   Not later than two (2) Business Days prior to the Closing Date, the Seller shall deliver to Acquisition Sub copies of executed payoff letters (the “Payoff Letters”) with respect to the First Lien Debt and the Jacobs Note, in customary form, which Payoff Letters shall (a) specify the aggregate outstanding principal amounts (including any accrued interest and/or fees to be paid in kind), all accrued and unpaid interest, all outstanding fees and all other amounts owing that constitute the payoff amounts under the First Lien Debt and the Jacobs Note (the “Payoff Amounts”) and (b) acknowledge that upon receipt of the applicable Payoff Amount, (i) each of the First Lien Debt and the Jacobs Note and its related instruments evidencing the First Lien Debt and the Jacobs Note (including any guarantees and collateral documents) shall be terminated or satisfied and discharged, (ii) all guarantees in connection therewith relating to the borrowings or obligations under the First Lien Debt and the Jacobs Note shall be automatically released and terminated and (iii) all of the Liens securing the borrowings or obligations under the First Lien Debt and the Jacobs Note shall be automatically released and terminated and that the Seller or its designee is authorized to make all necessary or appropriate Lien termination and/or release filings. The Seller shall use reasonable best efforts to facilitate the termination and/or release, in connection with such repayment, of any guarantees and Liens securing the Payoff Amounts.
5.25   Exchange, Conversion and Assumption of Certain Seller Indebtedness.   Subject to the satisfaction (or waiver, if permissible) of the conditions set forth in Article VI, in connection with the Closing:
(a)   The Seller shall take all steps as may be required with respect to (i) the exchange of the 1.25 Lien Notes for the New Subordinated Notes issued by the Seller in accordance with the 1.25 Lien Exchange Agreement; (ii) the cancellation by the Seller, following the transactions set forth in Section 5.25(c)(ii), of the Excess Notes and the 1.5 Lien Notes in full satisfaction of all outstanding obligations thereunder and (iii) the conversion of the Second Lien Notes into Seller Common Stock and the amendment of the indenture governing the Second Lien Notes as set forth in the Second Lien Conversion Agreement, including with respect to releasing the collateral under the Second Lien Notes and otherwise enforcing the terms of the Second Lien Conversion Agreement;
(b)   Acquisition Sub shall take all steps as may be required with respect to (i) the payment of the Excess Notes Cash Payment Amount, if any, and/or the Excess Notes Share Payment, if any, by Acquisition Sub to the holders of the Excess Notes, in exchange for the Excess Notes in accordance with the Exchange Agreement and (ii) the payment of the 1.5 Lien Share Payment and the 1.5 Lien Cash Payment Amount, if any, by Acquisition Sub to the holders of the 1.5 Lien Notes, in exchange for the 1.5 Lien Notes in accordance with the Exchange Agreement; and
(c)   The Seller and Acquisition Sub shall take all steps as may be required with respect to the transfer by Acquisition Sub, following the transactions set forth in Section 5.25(b)(ii), of the Excess Notes and the 1.5 Lien Notes to the Seller.
5.26   Support Agreement.   Within twenty four (24) hours of the date hereof, Seller Stockholders holding at least a majority of the shares of Seller Common Stock issued and outstanding as of the date hereof shall execute and deliver to Parent the Seller Support Agreement.
5.27   Private Investment.   Parent shall use its commercially reasonable best efforts to obtain the Private Investment from Third-Party Private Investors prior to the Closing on terms reasonably acceptable to the Seller and substantially similar to the terms of the subscription agreements entered into with the Initial Subscribers as of the date hereof, and the Seller agrees to, and shall cause the Seller Subsidiaries and Affiliates to, reasonably cooperate with Parent in connection therewith.
5.28   Registration Rights Agreement.   At or prior to the Closing, Parent shall execute and deliver a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit D pursuant to which, among other things, Parent will agree to register for resale under the Securities Act the shares of Parent Class A Common Stock to be issued to (a) certain of the Seller’s securityholders pursuant to the Exchange Agreement and Second Lien Conversion Agreement in the circumstances specified therein and (b) directors and officers of Parent who will be Affiliates of Parent after the Closing.
5.29   LLC Conversions.   The Seller shall, and shall cause the Seller Subsidiaries to, take all steps as may be required with respect to the consummation of the LLC Conversions such that the LLC Conversions will be consummated no later than one Business Day prior to the Closing.
5.30   Transferred Assets.   At or prior to the Closing, the Seller shall, and shall cause the Seller Subsidiaries to, take all actions necessary and cooperate with Parent’s reasonable requests in connection with the transfer to Acquisition Sub and/or a Seller Subsidiary of the Transferred Assets such that, as of the Effective Time, the Transferred Assets will be owned exclusively by Acquisition Sub and/or the Seller Subsidiaries, including:
(a)   the cash at the Seller in excess of the Retained Cash;
(b)   the Insurance Policies to which the Seller is a party;
(c)   the Assumed Benefit Plans;
(d)   the Seller Contracts to which the Seller is a party or by or to which any of the properties or assets of the Seller is bound (including notes or other instruments payable to the Seller);
(e)   the Permits (including Environmental Permits) held in the name of the Seller;
(f)   the Seller Intellectual Property owned by or held in the name of the Seller;
(g)   the Intellectual Property License Agreements relating to the Licensed Intellectual Property used in the conduct of the business of the Seller;
(h)   the Seller Systems (or the valid right to access or use thereof);
(i)   the Operating Equipment and Facilities held in the name of the Seller;
(j)   the Patented Mining Claims held in the name of the Seller;
(k)   the Unpatented Claims held in the name of the Seller;
(l)   the Owned Property held in the name of the Seller;
(m)   the Leased Real Property subject to the Real Property Leases held in the name of the Seller; and
(n)   the Personal Property held in the name of the Seller.
5.31   Distribution of Purchase Shares.   As promptly as practicable following the consummation of the Acquisition, the Seller shall distribute the Purchase Shares pro rata to the Seller Stockholders.
5.32   Owned Property Liens.   At or prior to the Closing, the Seller either (a) shall cause all Liens set forth on Section 5.32 of the Seller Disclosure Letter to be released, rectified, satisfied or terminated of record, as applicable, to be indexed or filed in the appropriate office or jurisdiction or (b) shall have provided documentary evidence reasonably satisfactory to Parent that such Liens do not affect Owned Property.
5.33   SPAC Extension.   Following the date hereof, Parent shall use its commercially reasonable efforts to obtain the approval of the Parent Stockholders to extend the deadline for Parent to consummate its initial business combination transaction beyond February 12, 2020 (the “Extension”) to a date no later than August 12, 2020 (the “Extended Business Combination Date”).
ARTICLE VI
CONDITIONS TO THE TRANSACTION
6.1   Conditions to Obligations of Each Party to Effect the Acquisition.   The respective obligations of each Party to this Agreement to effect the Acquisition shall be subject to the satisfaction at or prior to the Closing of the following conditions:
(a)   Parent Stockholder Matters.   At the Parent Special Meeting (including any adjournments thereof), the Parent Stockholder Matters shall have been duly approved and adopted by the Parent Stockholders by the Requisite Parent Stockholder Approval.
(b)   Requisite Seller Stockholder Approval.   At the Seller Special Meeting, the Seller shall have obtained the Requisite Seller Stockholder Approval.

(c)   Parent Net Tangible Assets.   Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) following the exercise by the holders of Parent Class A Common Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to convert their Parent Class A Common Stock held by them into a pro rata share of the Trust Account in accordance with Parent’s Charter Documents.
(d)   HSR Act; No Order.   All specified waiting periods under the HSR Act shall have expired or been terminated and no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, Law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Acquisition illegal or otherwise restraining, enjoining or prohibiting consummation of the Transactions on the terms and conditions contemplated by this Agreement.
(e)   Listing; Registration Statement.   (i) The shares of Parent Class A Common Stock to be issued in connection with the Closing shall be listed on Nasdaq upon the Closing, subject to any compliance extension or ability to remedy non-compliance, in each case as permitted by the Nasdaq continued listing rules, and (ii) the Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC. All necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of Parent Class A Common Stock to be issued in connection with the Acquisition shall have been obtained and shall be in effect.
(f)   Private Investment.   The Private Investment shall have been consummated (if applicable).
(g)   1.25 Lien Exchange Agreement.   The transactions contemplated by the 1.25 Lien Exchange Agreement shall have been consummated.
(h)   Exchange Agreement.   The transactions contemplated by the Exchange Agreement shall have been consummated.
(i)   Second Lien Conversion Agreement.   The transactions contemplated by the Second Lien Conversion Agreement shall have been consummated.
(j)   Parent Sponsor Letter Agreement.   The transactions contemplated by the Parent Sponsor Letter Agreement shall have been consummated.
(k)   Minimum Cash.   (x) Immediately prior to the Effective Time, after taking into account (i) the anticipated payments required to satisfy the Parent Stockholder Redemptions, if any, (ii) the net proceeds from the Private Investment, (iii) the net proceeds from the consummation of the transactions contemplated by the Forward Purchase Contract and (iv) the net proceeds available to the Seller Subsidiaries and/or Parent immediately following the Closing pursuant to the Sprott Credit Agreement and the Sprott Royalty Agreement, Parent and the Seller Subsidiaries shall have at least $210,000,000 in available cash (including the cash remaining in the Trust Account following the satisfaction of the Parent Stockholder Redemptions, if any) and (y) immediately after the Effective Time after making all payments to satisfy the Parent Stockholder Redemptions, if any, and after payment of all Payoff Amounts pursuant to the Payoff Letters and cash payments to the holders of the Excess Notes in an aggregate amount equal to the Excess Notes Cash Payment Amount, if any, and to the holders of the 1.5 Lien Notes in an aggregate amount equal to the 1.5 Lien Cash Payment Amount, if any, Parent and the Seller Subsidiaries shall have at least $50,000,000 in unrestricted and available cash.
6.2   Additional Conditions to Obligations of the Seller.   The obligations of the Seller to consummate and effect the Acquisition shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Seller:
(a)   Representations and Warranties.   Each of the representations and warranties of Parent and Acquisition Sub set forth in Article III of this Agreement shall be true and correct (without giving effect to any “materiality” or “material adverse effect”, “in all material respects”, “Parent Material Adverse

Effect” or any other similar qualifiers therein) as of the date of this Agreement and on and as of the Closing as if made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date, except to the extent that any failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect.
(b)   Agreements and Covenants.   Parent and Acquisition Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects.
(c)   Material Adverse Effect.   No Parent Material Adverse Effect with respect to Parent or Acquisition Sub shall have occurred since the date of this Agreement.
(d)   Resignations.   Each director and officer of Parent and Acquisition Sub shall have resigned from such positions and offices with Parent and Acquisition Sub.
(e)   Forward Purchase Contract.   The transactions contemplated by the Forward Purchase Contract shall have been consummated.
(f)   Trust Account.   Parent shall have made all appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 5.23, disbursed as set forth in this Agreement upon the Closing.
(g)   Parent Closing Certificate.   Parent shall have delivered to the Seller a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 6.1(a), Section 6.2(a), Section 6.2(b) and Section 6.2(c).
6.3   Additional Conditions to the Obligations of Parent and Acquisition Sub.   The obligations of Parent and Acquisition Sub to consummate and effect the Acquisition shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:
(a)   Representations and Warranties.   (i) Each of the Seller Fundamental Representations shall be true and correct (without giving effect to any “materiality” or “material adverse effect”, “in all material respects”, “Seller Material Adverse Effect” or any other similar qualifiers therein) in all material respects, as of the date of this Agreement and on and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) each of the other representations and warranties of the Seller set forth in Article II of this Agreement shall be true and correct (without giving effect to any “materiality” or “material adverse effect”, “in all material respects”, “Seller Material Adverse Effect” or any other similar qualifiers therein) as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date, in each case, except to the extent that any failure to be true and correct would not reasonably be expected to have a Seller Material Adverse Effect.
(b)   Agreements and Covenants.   The Seller shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case, in all material respects.
(c)   Material Adverse Effect.   No Seller Material Adverse Effect with respect to the Seller shall have occurred since the date of this Agreement.
(d)   Resignations.   Each director (or Person holding a similar position) of each of the Seller Subsidiaries shall have resigned from such positions with the Seller Subsidiaries to the extent required by Section 5.1(j).
(e)   Payoff Letters.   The Payoff Letters shall have been delivered to Acquisition Sub and shall remain in full force and effect.

(f)   LLC Conversions.   The LLC Conversions shall have been consummated, and Seller shall have delivered to Acquisition Sub evidence thereof reasonably satisfactory to Acquisition Sub.
(g)   FIRPTA Certificates.   Acquisition Sub shall have been furnished at the Closing with a certificate on behalf of the Seller, reasonably acceptable to Acquisition Sub prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Section 1.1445-2(b), certifying that the Seller is not a “foreign person” as defined in Section 1445 of the Code.
(h)   Seller Closing Certificate.   The Seller shall have delivered to Parent a certificate, signed by an executive officer of the Seller and dated as of the Closing Date, certifying as to the matters set forth in Section 6.1(b), Section 6.3(a), Section 6.3(b) and Section 6.3(c).
ARTICLE VII
TERMINATION
7.1   Termination.   This Agreement may be terminated at any time prior to the Closing:
(a)   by mutual written agreement of the Parties at any time;
(b)   by either Parent or the Seller if the Transactions shall not have been consummated by February 12, 2020 (the “Outside Date” (provided, that if Parent receives approval of the Parent Stockholders of the Extension, the Outside Date shall be extended to the Extended Business Combination Date)); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;
(c)   by either Parent or the Seller if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Acquisition, which Order is final and nonappealable;
(d)   by the Seller, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent or Acquisition Sub, or if any representation or warranty of Parent or Acquisition Sub shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent or Acquisition Sub is curable by Parent or Acquisition Sub prior to the Closing, then the Seller must first provide written notice of such breach and may not terminate this Agreement under this Section 7.1(d) until the earlier of (i) thirty (30) days after delivery of written notice from the Seller to Parent of such breach and (ii) the Outside Date; provided, further, that Parent and each of its Subsidiaries continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Seller may not terminate this Agreement pursuant to this Section 7.1(d) if (x) it shall have materially breached this Agreement and such breach has not been cured, or (y) if such breach by Parent or Acquisition Sub is cured during such thirty (30)-day period);
(e)   by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Seller, or if any representation or warranty of the Seller shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Seller prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 7.1(e) until the earlier of (i) thirty (30) days after delivery of written notice from Parent to the Seller of such breach and (ii) the Outside Date; provided, further, that the Seller continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(e) if (x) it shall have materially breached this Agreement and such breach has not been cured, or (y) if such breach by the Seller is cured during such thirty (30)-day period);

(f)   by either Parent or the Seller, if, at the Parent Special Meeting (including any adjournments thereof), the Parent Stockholder Matters are not duly approved and adopted by the Requisite Parent Stockholder Approval;
(g)   by either Parent or the Seller, if Parent shall have less than $5,000,001 of net tangible assets following the exercise by the holders of Parent Class A Common Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their rights to convert the Parent Class A Common Stock held by them into a pro rata share of the Trust Account in accordance with Parent’s Charter Documents;
(h)   by Parent, if Seller Stockholders holding at least a majority of the outstanding Seller Common Stock do not enter into the Seller Support Agreement within twenty four (24) hours following the date hereof; or
(i)   by either Parent or the Seller, if the Requisite Seller Stockholder Approval shall not have been obtained by the twenty fifth (25th) Business Day following the effectiveness of the Registration Statement (provided, that the Registration Statement continues to be effective throughout such twenty five (25) Business Day period).
7.2   Notice of Termination; Effect of Termination.
(a)   Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.
(b)   Subject to Section 7.2(c), in the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and the Acquisition shall be abandoned, except for and subject to the following: (i) Section 5.5(a), Section 5.8, this Section 7.2, Section 7.3 and Article VIII (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for any breach of this Agreement, including a breach by a Party electing to terminate this Agreement pursuant to Section 7.1(b) caused by an action or failure to act of such Party which action or failure to act constituted the principal cause of, or resulting in the failure of, the Acquisition to occur on or before the Outside Date.
(c)   In the event of the termination of this Agreement as provided in Section 7.1(i), the Seller shall pay or cause to be paid to Parent in immediately available funds an amount equal to $12,730,000 (the “Termination Fee”), in the case of a termination by Parent, within two (2) Business Days after such termination and, in the case of a termination by the Seller, immediately before and as a condition to such termination.
(d)   Notwithstanding anything in this Agreement to the contrary, Parent and Acquisition Sub hereby acknowledge and agree that in the event that the Termination Fee becomes payable by, and is paid by, the Seller and accepted by Parent pursuant to Section 7.2(c), the Termination Fee shall be Parent’s and Acquisition Sub’s sole and exclusive remedy for monetary damages pursuant to this Agreement. If the Seller fails to promptly pay the amount due pursuant to this Section 7.2, and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Seller for the fees set forth in this Section 7.2 or any portion of such fees, the Seller shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on the amount of the fee at the prime rate shown at the end of the trading day on Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher, on the date such payment was required to be made through the date of payment.
7.3   Fees and Expenses.   Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses.
ARTICLE VIII
GENERAL PROVISIONS
8.1   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized courier service guaranteeing overnight delivery, or sent via email to the Parties at the following addresses:

if to Parent or Acquisition Sub, to:
Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022
Attention: John O’Callaghan
Telephone: (646) 747-9500
Email: JOCallaghan@mudrickcapital.com
with a copy to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Jaclyn L. Cohen
Telephone: (212) 310-8891
Email: jackie.cohen@weil.com
if to the Seller to:
Hycroft Mining Corporation
8181 E. Tufts Ave., Suite 510
Denver, CO 80237
Attention: Stephen M. Jones, Executive Vice President and CFO
Telephone: 303-524-1947
Email: steve.jones@hycroftmining.com
with a copy to:
Neal, Gerber & Eisenberg LLP
2 N. LaSalle Street, Suite 1700
Chicago, IL 60602
Attention: David S. Stone
Telephone: 312-269-8411
Email: dstone@nge.com
Unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date delivered, if delivered personally, (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery, and (c) on the date delivered, if delivered by email. Each of the Parties will be entitled to specify a different address by delivering notice as aforesaid to each of the other Parties.
8.2   Interpretation.   The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement unless otherwise indicated. Unless otherwise indicated, the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. References to the term “made available” shall be deemed to have been satisfied by such document, data, information or other item having been made available to Parent and its Representatives in the electronic data room hosted by Dropbox (the “Data Room”) prior to the date of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation shall be deemed to include all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case, as amended or otherwise modified from time to time. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.
8.3   Counterparts; Electronic Delivery.   This Agreement and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.
8.4   Entire Agreement; Third Party Beneficiaries.   This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to Section 5.15 (which shall be enforceable by the Persons specified therein) are not intended to confer upon any other Person other than the Parties any rights or remedies.
8.5   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such term, provision, covenant or restriction to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable term, provision, covenant or restriction of this Agreement with a valid and enforceable term, provision, covenant or restriction that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable term, provision, covenant or restriction.
8.6   Other Remedies; Specific Performance.   Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to enforce specifically the terms and provisions hereof in the Chosen Courts and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
8.7   Governing Law.   This Agreement and each other document executed in connection with the Transactions, and the consummation thereof, and any Legal Proceeding arising out of this Agreement and each other document executed in connection with the Transactions, and the consummation thereof, or the validity, interpretation, breach or termination of this Agreement and each other document executed in connection with the Transactions, and the consummation thereof, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.
8.8   Consent to Jurisdiction; Waiver of Jury Trial.   Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Chosen Courts in connection with any matter based upon or arising out of this Agreement and each other document executed in connection with the Transactions, and the consummation thereof, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that (a) such Person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (b) such Legal Proceeding may not be brought or is not maintainable in the Chosen Courts, (c) such Person’s property is exempt or immune from execution, (d) such Legal Proceeding is brought in an inconvenient forum or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third party beneficiary hereby agrees not to commence or prosecute any such Legal Proceeding other than before the Chosen Courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such Legal Proceeding to any court other than the Chosen Courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.1. Notwithstanding the foregoing in this Section 8.8, a Party may commence any Legal Proceeding in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS, AND THE CONSUMMATION THEREOF, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS, AND THE CONSUMMATION THEREOF. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
8.9   Rules of Construction.   Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
8.10   Assignment.   No Party may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 8.10, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
8.11   Amendment.   This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

8.12   Extension; Waiver.   At any time prior to the Closing, any Party may, to the extent not prohibited by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreements in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.
8.13   Currency.   All references to currency amounts in this Agreement shall mean United States dollars.
8.14   No Recourse.   Other than the rights, at and after the Effective Time, of Persons pursuant to Section 5.15, no Person who is not a Party, including any current, former or future director, officer, employee, consultant, incorporator, partner, manager, stockholder (including the Seller Stockholders), member, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, consultant, incorporator, partner, manager, stockholder, member, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement and the Transactions, or based on, in respect of, or by reason of this Agreement and the Transactions or the negotiation, execution, performance, or breach thereof, and, to the maximum extent permitted by applicable Law, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Law, (a) each Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.
8.15   Release.
(a)   Seller Release.   The Seller, on behalf of itself and its Affiliates, hereby irrevocably waives, releases and discharges, effective as of the Closing, Parent, Acquisition Sub, their Affiliates and each of their respective predecessors, successors, Subsidiaries and Affiliates, and any of Parent, Acquisition Sub or their Affiliates’ respective current and former stockholders, officers, directors, employees, consultants, agents, representatives and advisors, in each case from any and all liabilities and obligations of any kind or nature whatsoever that such Person or its Affiliates has or may have, now or in the future, arising out of, relating to, or resulting from any matter or cause whatsoever arising prior to the Closing in connection with the ownership by any Person of Parent Common Stock or any Person’s service as a director of the Seller or any of its Subsidiaries, in each case, whether known or unknown, absolute or contingent, liquidated or unliquidated, and whether arising under any agreement or understanding or otherwise, at law or equity.
(b)   Parent Release.   Each of Parent and Acquisition Sub, on behalf of itself and its Affiliates, hereby irrevocably waives, releases and discharges, effective as of the Closing, the Seller and its predecessors, successors, Subsidiaries and Affiliates, Seller Stockholders, and any of their respective current and former officers, directors, employees, consultants, agents, representatives and advisors, in each case from any and all liabilities and obligations of any kind or nature whatsoever that such Person or its Affiliates has or may have, now or in the future, arising out of, relating to, or resulting from any matter or cause whatsoever prior to the Closing in connection with the ownership by the Seller of the Direct Subsidiary Equity Interests or the Transferred Assets or any Person’s service as a director of the Seller or any of its Subsidiaries, in each case, whether known or unknown, absolute or contingent, liquidated or unliquidated, and whether arising under any agreement or understanding or otherwise, at law or equity.
8.16   Public Announcements.   From the date hereof until and including the Closing Date, none of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the Transactions without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that no such consent or prior notice shall be required in connection with any public announcement or press release the content of which is consistent with that of any prior or contemporaneous public announcement or press release by any Party in compliance with this Section 8.16. Nothing in this Section 8.16 shall limit any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Law or the requirements of any national securities exchange to make, issue or release; provided, further, that to the extent practicable, the Party making such announcement, statement or acknowledgment shall provide such announcement, statement or acknowledgment to the other Parties prior to release and consider in good faith any comments from such other Parties.
8.17   Survival of Representations and Warranties.   The representations and warranties in Article II and Article III of this Agreement and in any instrument delivered pursuant to this Agreement with respect to the accuracy of such representations and warranties, shall terminate and be of no further force and effect as of the Closing.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.
MUDRICK CAPITAL ACQUISITION CORPORATION
By:
/s/ Jason Mudrick

Name:
Jason Mudrick

Title:
Chief Executive Officer

[Signature Page to Purchase Agreement]

MUDS ACQUISITION SUB, INC.
By:
/s/ Jason Mudrick

Name:
Jason Mudrick

Title:
President

[Signature Page to Purchase Agreement]

HYCROFT MINING CORPORATION
By:
/s/ Stephen M. Jones

Name:
Stephen M. Jones

Title:
Executive Vice President and Chief Financial Officer

[Signature Page to Purchase Agreement]

SCHEDULE A
DEFINED TERMS
1.1.    Defined Terms.   Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:
“1.25 Lien Debt”	Schedule A, Section B(a)
“1.25 Lien Exchange Agreement”	Recital 8
“1.25 Lien Note Purchase Agreement”	Schedule A, Section B(b)
“1.25 Lien Notes”	Schedule A, Section B(c)
“1.5 Lien Cash Payment Amount”	Schedule A, Section B(d)
“1.5 Lien Debt”	Schedule A, Section B(e)
“1.5 Lien Notes”	Schedule A, Section B(f)
“1.5 Lien Share Payment”	Schedule A, Section B(g)
“1.5 Lien Share Payment Value”	Schedule A, Section B(h)
“Acquisition”	Recital 3
“Acquisition Sub”	Preamble
“Acquisition Sub Assumed Liabilities”	Section 5.10
“Acquisition Sub Common Stock”	Section 3.3(b)
“Affiliate”	Schedule A, Section B(i)
“Aggregate Acquisition Consideration”	Schedule A, Section B(j)
“Agreement”	Preamble
“Allied Delaware”	Recital 2
“Allied VGH”	Recital 2
“Allocation”	Section 5.16(b)
“Alternative Transaction”	Section 5.13(b)
“Assignment and Assumption Agreement”	Section 1.4(b)(iv)
“Assumed Benefit Plans”	Schedule A, Section B(k)
“Assumed New Subordinated Notes”	Recital 8
“Business Combination”	Schedule A, Section B(l)
“Business Day”	Schedule A, Section B(m)
“Cash Available for Payment”	Schedule A, Section B(m)
“Charter Documents”	Schedule A, Section B(o)
“Chosen Courts”	Schedule A, Section B(p)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Closing Form 8-K”	Section 5.3(c)
“Closing Press Release”	Section 5.3(c)
“Code”	Schedule A, Section B(q)
“Continental”	Section 3.14(a)
“Contracts”	Schedule A, Section B(r)
“Copyrights”	Schedule A, Section B(jj)
“Crofoot Royalty Agreements”	Schedule A, Section 1.2(s)

Sch. A-1

“Current 1.25 Lien Note Purchase Agreements”	Schedule A, Section B(b)
“Data Room”	Section 8.2
“DGCL”	Recital 3
“DLLCA”	Schedule A, Section 1.2(t)
“Direct Subsidiaries”	Recital B
“Direct Subsidiary Equity Interests”	Recital 2
“Effective Time”	Section 1.2
“Emergence Date”	Section 2.5
“Employee Benefit Plans”	Section 2.10(a)
“Employees”	Schedule A, Section 1.2(u)
“Enforceability Exceptions”	Section 2.3(a)
“Environmental Law”	Schedule A, Section 1.2(v)
“Environmental Permits”	Section 2.15(a)(i)
“ERISA”	Schedule A, Section 1.2(w)
“ERISA Affiliate”	Schedule A, Section 1.2(x)
“Excess Notes”	Recital 9
“Excess Notes Cash Payment Amount”	Schedule A, Section 1.2(y)
“Excess Notes Share Payment”	Schedule A, Section 1.2(z)
“Excess Notes Share Payment Value”	Schedule A, Section 1.2(aa)
“Exchange Act”	Schedule A, Section 1.2(bb)
“Exchange Agreement”	Recital 9
“Excluded Seller Contract”	Schedule A, Section 1.2(cc)
“Extended Business Combination Date”	Section 5.33
“Extension”	Section 5.33
“First Lien Debt”	Schedule A, Section 1.2(dd)
“Forward Purchase Contract”	Recital 13
“Governmental Entity”	Schedule A, Section 1.2(ee)
“Hazardous Substance”	Schedule A, Section 1.2(ff)
“HR&D”	Recital 16
“HSR Act”	Section 2.4(b)
“Incentive Plan”	Section 5.1(b)
“Indebtedness”	Schedule A, Section B(gg)
“Indemnified Party”	Section 5.15(a)
“Initial Subscribers”	Schedule A, Section B(hh)
“Insider”	Schedule A, Section B(ii)
“Insurance Policies”	Section 2.20
“Intellectual Property”	Schedule A, Section B(jj)
“Intellectual Property License Agreement”	Section 2.17(b)
“IPO”	Schedule A, Section B(kk)
“IPO Prospectus”	Schedule A, Section B(ll)
“Jacobs Note”	Schedule A, Section B(mm)
“JOBS Act”	Section 5.22
“Knowledge”	Schedule A, Section B(nn)
“Law”	Schedule A, Section B(oo)

Sch. A-2

“Leased Real Property”	Section 2.13(b)
“Legal Proceeding”	Schedule A, Section B(pp)
“Licensed Intellectual Property”	Section 2.17(b)
“Lien”	Schedule A, Section B(qq)
“LLC Conversions”	Schedule A, Section B(rr)
“Material Seller Contracts”	Section 2.18(a)
“Mine”	Schedule A, Section B(ss)
“Minerals”	Schedule A, Section B(tt)
“Mining Restart Plan”	Schedule A, Section B(uu)
“Nasdaq”	Section 3.13
“Nevada Gold”	Recital 2
“New Subordinated Notes”	Schedule A, Section B(vv)
“Nonparty Affiliates”	Section 8.14
“Operating Equipment and Facilities”	Schedule A, Section B(ww)
“Order”	Schedule A, Section B(xx)
“Ordinary Course of Business”	Schedule A, Section B(yy)
“Outside Date”	Section 7.1(b)
“Outstanding Parent Expenses”	Schedule A, Section B(zz)
“Owned Property”	Section 2.13(a)
“Parent”	Preamble
“Parent Assumed Liabilities”	Section 5.10
“Parent Audited Financial Statements”	Section 3.7(b)
“Parent Board”	Recital 6
“Parent Business Combination”	Section 5.13(a)
“Parent Class A Common Stock”	Section 3.3(a)
“Parent Class B Common Stock”	Section 3.3(a)
“Parent Common Stock”	Section 3.3(a)
“Parent Contracts”	Section 3.11(a)
“Parent Disclosure Letter”	Article III
“Parent Financial Statements”	Section 3.7(b)
“Parent Interim Financial Statements”	Section 3.7(b)
“Parent Material Adverse Effect”	Schedule A, Section B(aaa)
“Parent Preferred Stock”	Section 3.3(a)
“Parent Recommendation”	Recital 6
“Parent SEC Reports”	Section 3.7(a)
“Parent Special Meeting”	Section 5.1(b)
“Parent Sponsor Letter Agreement”	Recital 14
“Parent Stock”	Section 3.3(a)
“Parent Stockholder”	Schedule A, Section B(bbb)
“Parent Stockholder Matters”	Section 5.1(b)
“Parent Stockholder Redemption”	Schedule A, Section B(ccc)
“Parent Stockholder Redemptions”	Schedule A, Section B(ddd)
“Parent Units”	Schedule A, Section B(eee)
“Parent Warrants”	Section 3.3(a)

Sch. A-3

“Party” or “Parties”	Preamble
“Patented Claims”	Section 2.23(a)
“Patents”	Schedule A, Section B(jj)
“Payoff Amounts”	Section 5.24
“Payoff Letters”	Section 5.24
“Permit”	Schedule A, Section B(fff)
“Permitted Lien”	Schedule A, Section 1.2(ggg)
“Person”	Schedule A, Section 1.2(hhh)
“Personal Information”	Schedule A, Section 1.2(iii)
“Personal Property”	Section 2.13(f)
“Post-Closing Parent Charter”	Section 5.1(b)
“Precious Metals”	Schedule A, Section 1.2(jjj)
“Privacy Laws”	Schedule A, Section 1.2(kkk)
“Private Investment”	Recital 12
“Private Investment Value”	Schedule A, Section 1.2(lll)
“Private Placement Warrants”	Section 3.3(a)
“Public Warrants”	Section 3.3(a)
“Purchase Shares”	Schedule A, Section 1.2(mmm)
“Real Property Leases”	Section 2.13(b)
“Registration Statement”	Section 5.1(a)
“Registration Rights Agreement”	Section 5.28
“Representatives”	Schedule A, Section 1.2(nnn)
“Requisite Parent Stockholder Approval”	Schedule A, Section 1.2(ooo)
“Requisite Seller Stockholder Approval”	Schedule A, Section 1.2(ppp)
“Retained Cash”	Schedule A, Section 1.2(qqq)
“Retained Employees”	Schedule A, Section 1.2(rrr)
“Reviewable Document”	Section 5.4(a)
“Sarbanes-Oxley Act”	Section 3.7(d)
“SEC”	Schedule A, Section 1.2(sss)
“Second Lien Conversion Agreement”	Recital 10
“Second Lien Notes”	Schedule A, Section 1.2(ttt)
“Securities Act”	Schedule A, Section 1.2(uuu)
“Seller”	Preamble
“Seller Audited Financial Statements”	Section 2.6(a)
“Seller Board”	Recital 4
“Seller Common Stock”	Recital 5
“Seller Contracts”	Section 2.18(a)
“Seller Disclosure Letter”	Section 2.1(a)
“Seller Financial Statements”	Section 2.6(b)
“Seller Fundamental Representations”	Schedule A, Section 1.2(vvv)
“Seller Intellectual Property”	Schedule A, Section 1.2(www)
“Seller Interim Financial Statements”	Section 2.6(b)
“Seller Material Adverse Effect”	Schedule A, Section 1.2(xxx)
“Seller Registered Intellectual Property”	Section 2.17(a)

Sch. A-4

“Seller Special Meeting”	Section 5.1(c)
“Seller Stockholder”	Schedule A, Section 1.2(yyy)
“Seller Subsidiaries”	Section 2.1(a)
“Seller Support Agreement”	Recital 5
“Seller Systems”	Section 2.17(g)
“Seller Warrant”	Schedule A, Section 1.2(zzz)
“Signing Press Release”	Section 5.3(b)
“Signing Form 8-K”	Section 5.3(a)
“Sponsor”	Schedule A, Section 1.2(aaaa)
“Sprott Credit Agreement”	Schedule A, Section 1.2(bbbb)
“Sprott Royalty Agreement”	Schedule A, Section 1.2(cccc)
“Stockholders Agreement”	Schedule A, Section 1.2(dddd)
“Subsidiary”	Schedule A, Section 1.2(eeee)
“Subsidiary Equity Interests”	Section 2.2(a)
“Surrendered Shares”	Schedule A, Section 1.2(ffff)
“Surrendered Shares Value”	Schedule A, Section 1.2(gggg)
“Tax/Taxes”	Schedule A, Section 1.2(hhhh)
“Tax Return”	Schedule A, Section 1.2(iiii)
“Third-Party Private Investment Value”	Schedule A, Section 1.2(jjjj)
“Third-Party Private Investors”	Schedule A, Section 1.2(kkkk)
“Termination Fee”	Section 7.2(c)
“Trademarks”	Schedule A, Section B(jj)
“Transaction Agreements”	Schedule A, Section 1.2(llll)
“Transaction Litigation”	Schedule A, Section 1.2(mmmm)
“Transactions”	Schedule A, Section 1.2(nnnn)
“Transferred Assets”	Section 2.1(a)
“Transferred Employees”	Schedule A, Section 1.2(oooo)
“Treasury Regulation”	Schedule A, Section 1.2(pppp)
“Trust Account”	Section 3.14(a)
“Trust Agreement”	Section 3.14(a)
“Trust Termination Letter”	Section 5.6
“U.S. GAAP”	Section 2.6(a)
“Unpatented Claims”	Section 2.23(b)
“Waived 280G Benefits”	Section 5.17
“WARN”	Section 2.11(d)
“Water Rights”	Section 2.23(o)
1.2.    Additional Terms.   For purposes of this Agreement:
(a)    the term “1.25 Lien Debt” shall mean the aggregate outstanding Indebtedness represented by the 1.25 Lien Notes from time to time;
(b)    the term “1.25 Lien Note Purchase Agreement” shall mean, collectively, (i) those certain Note Purchase Agreements dated as of February 22, 2019, May 21, 2019, June 27, 2019, August 6, 2019, August 29, 2019, September 25, 2019, October 16, 2019, November 21, 2019 and December 17, 2019 (the “Current 1.25 Lien Note Purchase Agreements”), by and among (A) the Seller, (B) each of the direct or indirect subsidiaries of the Seller listed on the signature pages thereto, (C) each of the entities signatories thereto and/or their investment advisors, managers, managed funds or accounts,

Sch. A-5

intermediaries or nominees set forth on Schedule 1.1 thereto, and (D) WBox 2015-5 Ltd., in its capacity as Collateral Agent (as such term is defined therein), and (ii) any other note purchase agreement entered by the Seller upon terms substantially similar to those set forth in the Current 1.25 Lien Note Purchase Agreements pursuant to which 1.25 Lien Notes may be issued from time to time;
(c)    the term “1.25 Lien Notes” shall mean the notes issued from time to time pursuant to the 1.25 Lien Note Purchase Agreement;
(d)    the term “1.5 Lien Cash Payment Amount” shall mean the positive difference, if any, between (i) the Cash Available for Payment and (ii) the Excess Notes Cash Payment Amount; provided, however, that the amount of such 1.5 Lien Cash Payment Amount shall be adjusted and reduced to an amount not less than zero, as necessary, such that in the event that immediately after the Effective Time after making all payments to satisfy the Parent Stockholder Redemptions, if any, and after payment of all Payoff Amounts pursuant to the Payoff Letters and cash payments to the holders of the 1.5 Lien Notes of the 1.5 Lien Cash Payment Amount, if any, Parent and the Seller Subsidiaries shall have not less than $70,000,000 in unrestricted and available cash;
(e)    the term “1.5 Lien Debt” shall mean the aggregate outstanding Indebtedness represented by the 1.5 Lien Notes;
(f)    the term “1.5 Lien Notes” shall mean the notes issued pursuant the Note Purchase Agreements, dated as of May 3, 2016, July 29, 2016, September 22, 2016, November 30, 2016, February 2, 2017, April 12, 2017, June 30, 2017, July 14, 2017, December 20, 2017, March 8, 2018, May 10, 2018, July 10, 2018, August 22, 2018, November 1, 2018, December 19, 2018 and such other dates on which such notes may be issued from time to time pursuant to Note Purchase Agreements between the Seller, the guarantors and the purchasers named therein and WBox 2015-5 Ltd., as collateral agent;
(g)    the term “1.5 Lien Share Payment” shall mean the number of shares of Parent Class A Common Stock equal to (i) the 1.5 Lien Share Payment Value, divided by (ii) $10.00;
(h)    the term “1.5 Lien Share Payment Value” shall mean (i) 110% of the total principal amount outstanding of 1.5 Lien Notes, plus (ii) the accrued but unpaid interest on the 1.5 Lien Notes, plus (iii) any outstanding fees on the 1.5 Lien Notes, in each case of (i), (ii) and (iii), immediately prior to the Effective Time, minus (iv) the 1.5 Lien Cash Payment Amount, if any;
(i)    the term “Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise;
(j)    the term “Aggregate Acquisition Consideration” shall mean (i) the Excess Notes, (ii) the 1.5 Lien Notes, (iii) cash equal to the Payoff Amounts and (iv) the Purchase Shares;
(k)    the term “Assumed Benefit Plans” shall mean the Employee Benefit Plans set forth on Section B(k) of the Seller Disclosure Letter;
(l)    the term “Business Combination” shall have the meaning given to such term in Parent’s Charter Documents;
(m)    the term “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close;
(n)    the term “Cash Available for Payment” shall mean the positive difference, if any, between (i) the sum of (A) cash remaining in the Trust Account following the satisfaction of the Parent Stockholder Redemptions, if any, (B) the Private Investment Value, (C) the net proceeds from the consummation of the transactions contemplated by the Forward Purchase Contract and (D) the net

Sch. A-6

proceeds available to the Seller Subsidiaries and/or Parent immediately following the Closing pursuant to the Sprott Credit Agreement and the Sprott Royalty Agreement and (ii) $220,000,000;
(o)    the term “Charter Documents” with respect to a Person shall mean the certificate of incorporation and by-laws (or other comparable governing instruments with different names, including an operating or similar agreement in the case of a limited liability company) of such Person;
(p)    the term “Chosen Courts” shall mean the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided, that if subject matter jurisdiction over the matter that is the subject of the Legal Proceeding is vested exclusively in the U.S. federal courts, such Legal Proceeding shall be heard in the U.S. District Court for the District of Delaware;
(q)    the term “Code” shall mean the Internal Revenue Code of 1986, as amended;
(r)    the term “Contracts” shall mean all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto);
(s)    the term “Crofoot Royalty Agreements” shall mean those certain agreements, by and between or among Henry C. Crofoot, Jr., and/or Daniel M. Crofoot and/or Theodore Kolb, on the one hand, and HR&D, on the other hand, including all amendments and related agreements;
(t)    the term “DLLCA” shall mean the Delaware Limited Liability Company Act, as amended;
(u)    the term “Employees” shall mean, as of any date, all of the employees of the Seller listed on Section 1.2(u) of the Seller Disclosure Letter;
(v)    the term “Environmental Law” shall mean any Law relating to (i) the protection, investigation or restoration of the environment, health and safety (concerning exposure to Hazardous Substances), or natural resources, (ii) reclamation or restoration, (iii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, (iv) mine safety and health or (v) protection of cultural or historic resources;
(w)    the term “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;
(x)    the term “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Seller or any of the Seller Subsidiaries would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(a)(15) of ERISA;
(y)    the term “Excess Notes Cash Payment Amount” shall mean the sum of (i) 100% of the total principal amount outstanding of the Excess Notes, plus (ii) all accrued but unpaid interest on the Excess Notes, if any, plus (iii) any outstanding fees on the Excess Notes; provided, however, that in no event shall the Excess Notes Cash Payment Amount be greater than the Cash Available for Payment;
(z)    the term “Excess Notes Share Payment” shall mean the number of shares of Parent Class A Common Stock equal to (i) the Excess Notes Share Payment Value, divided by (ii) $10.00;
(aa)    the term “Excess Notes Share Payment Value” shall mean (i) the sum of (x) 100% of the total principal amount outstanding of the Excess Notes, plus (y) all accrued but unpaid interest on the Excess Notes, if any, plus (z) any outstanding fees on the Excess Notes, minus (ii) the Excess Notes Cash Payment Amount;
(bb)    the term “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
(cc)    the term “Excluded Seller Contract” shall mean any Seller Contract: (i) concerning a license for computer software and/or other Intellectual Property that is generally available to the public on non-discriminatory terms at a cost of not more than $50,000 in the aggregate; (ii) that is a non-disclosure

Sch. A-7

or confidentiality arrangement entered into by the Seller or any Seller Subsidiary; or (iii) that has expired on its terms or been terminated, and with respect to which only customary confidentiality, indemnification and like obligations survive;
(dd)    the term “First Lien Debt” shall mean the outstanding Indebtedness issued and/or incurred by the Seller pursuant to that certain First Lien Term Loan Credit Agreement, by and among the Seller, as borrower, The Bank of Nova Scotia, as administrative agent and collateral agent, and the several lenders from time to time parties thereto, dated as of October 22, 2015 (as amended by the First Amendment to First Lien Term Loan Credit Agreement, dated as of April 6, 2016, as further amended by: the Second Amendment to First Lien Term Loan Credit Agreement, dated as of May 3, 2016; the Third Amendment to First Lien Term Loan Credit Agreement, dated as of July 29, 2016; the Fourth Amendment to First Lien Term Loan Credit Agreement, dated as of September 22, 2016; the Fifth Amendment to First Lien Term Loan Credit Agreement, dated as of October 10, 2016; the Sixth Amendment to First Lien Term Loan Credit Agreement, dated as of November 30, 2016; the Seventh Amendment to First Lien Term Loan Credit Agreement, dated as of February 2, 2017; the Eighth Amendment to First Lien Term Loan Credit Agreement, dated as of March 31, 2017; the Ninth Amendment to First Lien Term Loan Credit Agreement, dated as of April 12, 2017; the Tenth Amendment to First Lien Term Loan Credit Agreement, dated as of May 30, 2017; the Eleventh Amendment to First Lien Term Loan Credit Agreement, dated as of June 30, 2017; the Twelfth Amendment to First Term Loan Credit Agreement, dated as of July 14, 2017; the Thirteenth Amendment to First Lien Term Loan Credit Agreement, dated as of July 30, 2018; the Fourteenth Amendment to First Lien Term Loan Credit Agreement, dated as of January 9, 2019; the Fifteenth Amendment to First Lien Term Loan Credit Agreement, dated as of January 31, 2019, 2019; the Sixteenth Amendment to First Lien Term Loan Credit Agreement, dated as of February 15, 2019, 2019; the Seventeenth Amendment to First Lien Term Loan Credit Agreement, dated as of February 22, 2019; the Eighteenth Amendment to First Lien Term Loan Credit Agreement, dated as of September 25, 2019; and the Nineteenth Amendment to First Lien Term Loan Credit Agreement, dated as of December 13, 2019);
(ee)    the term “Governmental Entity” shall mean (i) any federal, provincial, state, local, municipal, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body, (ii) any self-regulatory organization or (iii) any political subdivision of any of the foregoing;
(ff)    the term “Hazardous Substance” shall mean any substance, material or waste that is: listed, classified or otherwise characterized pursuant to any Environmental Law as “hazardous,” “toxic,” “radioactive” or as a “pollutant” or “contaminant” or words of similar meaning or effect, including any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, radioactive materials or radon;
(gg)    the term “Indebtedness” of any Person shall mean, without duplication, (i) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (ii) obligations for the deferred purchase price of property or services (other than trade payables incurred in Ordinary Course of Business), (iii) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (iv) all obligations of such Person under leases that should be classified as capital leases in accordance with U.S. GAAP, (v) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (vi) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (vii) all obligations secured by a Lien on any property of such Person, (viii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (ix) all obligations described in clauses (i) through (viii) above of any other Person that is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss;

Sch. A-8

(hh)    the term “Initial Subscribers” shall mean investment funds affiliated with or managed by Mudrick Capital Management, L.P., Whitebox Advisors LLC, Highbridge Capital Management, LLC, Aristeia Capital, LLC and Wolverine Asset Management, LLC (together with any permitted assigns under the subscription agreements entered into with the Initial Subscribers as of the date hereof).
(ii) the term “Insider” shall mean any officer, director, executive employee or holder of 10% of more of equity interests or derivative securities, of the Seller or Parent, as applicable;
(jj)    the term “Intellectual Property” shall mean all rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) all patents, patent applications, and provisional patent applications, including any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, or the like (collectively, “Patents”); (ii) all copyrights, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (collectively, “Copyrights”); (iii) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (iv) all Internet domain names; (v) trade secrets, technology, discoveries and improvements, know-how, formulae, confidential and proprietary information, technical information, techniques, inventions, designs, drawings, procedures, processes, models, formulations, whether or not patentable or copyrightable, in each case, which have actual or potential commercial value and are not available in the public domain (collectively “Trade Secrets”); and (vi) all other intellectual property rights, proprietary rights, or confidential information and materials;
(kk)    the term “IPO” shall mean the initial public offering of Parent Class A Common Stock and Public Warrants pursuant to the IPO Prospectus;
(ll)    the term “IPO Prospectus” shall mean the final prospectus of Parent, dated February 7, 2018, filed with the SEC pursuant to Rule 424(b) under the Securities Act;
(mm)   the term “Jacobs Note” shall mean that certain Promissory Note, dated as of October 15, 2014, by and between HR&D and Jacobs Field Services North America Inc., as amended by the First Amendment to Release and Settlement Agreement and Promissory Note, dated as of April 5, 2016, as further amended by the Second Amendment to Release and Settlement Agreement and Promissory Note, dated as of October 10, 2016, as further amended by the Third Amendment to Release and Settlement Agreement and Promissory Note, dated as of December 21, 2017, as further amended by the Fourth Amendment to Release and Settlement Agreement and Promissory Note, dated as of December 31, 2018, as further amended by the Fifth Amendment to Release and Settlement Agreement and Promissory Note, dated as of June 27, 2019, and as further amended by the Sixth Amendment to Release and Settlement Agreement and Promissory Note, dated as of December 19, 2019;
(nn)    the term “Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, without further inquiry, of (i) with respect to the Seller, the individuals listed in Section B(nn) of the Seller Disclosure Letter and (ii) with respect to Parent or Acquisition Sub, the individuals listed in Section B(nn) of the Parent Disclosure Letter;
(oo)    the term “Law” shall mean, in any applicable jurisdiction, any applicable statute or law (including common law), constitution, ordinance, rule, treaty, code, directive or regulation and any decree, injunction, judgment, order, ruling, edict, assessment, writ or other legal requirement, in any such case, enacted, adopted, promulgated or implemented by any applicable Governmental Entity or otherwise having the force of law;
(pp)    the term “Legal Proceeding” shall mean any action, suit, hearing, claim, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity;

Sch. A-9

(qq)    the term “Lien” shall mean any mortgage, pledge, security interest, encumbrance, license, lien, restriction, servitude, easement, reservation, exception, covenant or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest);
(rr)    the term “LLC Conversions” shall mean the conversion of each of Allied VGH, Allied Delaware, HR&D and Victory Exploration Inc., a Nevada corporation and a wholly-owned Subsidiary of Allied VGH, to a Delaware limited liability company in accordance with the DGCL and DLLCA pursuant to statutory conversion following which each such entity shall be treated as disregarded from its single owner for U.S. federal (and applicable state and local) tax purposes;
(ss)    the term “Mine” shall mean the open-pit heap leach operation and related facilities located approximately 54 miles west of Winnemucca, Nevada, known colloquially as the “Hycroft Mine” (and formerly known as the “Crofoot-Lewis open pit mine”), together with access thereto, and all facilities and tangible property located on, in, or under all or any part of such Owned Property or Leased Real Property used or useful in connection with mining and processing Minerals (which as used herein shall include ores and concentrates, if any, bearing the same) or in connection with any related activities, including exploration and evaluation of Minerals, development, operation, shutdown and closures of a mine, storage, transport, haulage, handling, processing and refining of Minerals, disposal of mine waste, waste water, tailings, slag, overburden and waste rock, reclamation of land, and any monitoring, maintaining, treatment and restoring of the environment and mitigation of pollution; and shall include all improvements, buildings, and Operating Equipment and Facilities used in the operation of the Mine;
(tt)    the term “Minerals” shall mean Precious Metals and any other minerals (other than sulfur) which the Seller and Seller Subsidiaries have the right to mine, whether or not similar to the foregoing or found or produced in association therewith, including all existing and future ores, minerals, mineral elements and compounds, veins, lodes and mineral deposits;
(uu)    the term “Mining Restart Plan” shall mean the mining restart plan delivered to Parent on September 3, 2019;
(vv)    the term “New Subordinated Notes” shall mean the 10% PIK junior lien promissory notes issued by Seller in exchange for the 1.25 Lien Notes pursuant to 1.25 Lien Exchange Agreement;
(ww)   the term “Operating Equipment and Facilities” shall mean all fixtures, equipment, facilities, plants, machinery, tools used in the Mine, including mine offices; maintenance and equipment repair shops; carpentry, tool, and electrical shops; parts and supplies warehouses; change houses; laboratory and assay facilities; ore bins; air compressors, electrical generators and buildings for same; dynamos; roads, and haulage ways; conveyor belts; electrical wire, apparatus, and controls (including transformers and switch boxes); pipe; water and fuel supply tanks and pumps; rolling stock; explosives and explosives storage facilities; loaders and loading equipment; tipples, dewatering facilities, including pumps; sewage facilities; waste water treatment and disposal facilities; ditches, water drainage courses, dams, and silt ponds; wells for the extraction or injection of water or for the monitoring of water supply or quality; telephones and other communications equipment; pipelines (including slurry and pneumatic pipelines); tractors; scrapers; power shovels; backhoes, haulage and graders; electrical power lines; processing plants; loading docks; wells; augers; overburden, waste rock or spoil, and other mine wastes; conveyors (including screw and bucket conveyors); crushers (including jaw crushers, gyratory crushers, cone crushers, wire crushers, impact crushers, roll crushers, hammer mills, shredders, and roller mills); screens (including grizzlies); magnets; leaching circuits; filters (including drum, disk, belt, and plate filters); smelting furnaces (including reverberatory furnaces and flash smelters); converters; slag, tailings; tailings ponds; and computer equipment, including data acquisition and control systems;
(xx)    the term “Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction;
(yy)    the term “Ordinary Course of Business” shall mean, (a) with respect to the Seller or a Seller Subsidiary, to the extent applicable given the context, (i) initial production from the Seller’s existing leach

Sch. A-10

pads and operation in “care and maintenance” mode following the suspension of mining operations at the Mine on July 8, 2015 through December 31, 2018 and (ii) thereafter, the proposed conduct of the Seller’s business after giving effect to the Seller’s emergence from “care and maintenance” mode and preparation for and recommencement of mining operations at the Mine, all as set forth in the Mining Restart Plan that has been made available to Parent, and (b) with respect to any other Person, the conduct by such Person of the relevant business in accordance with such Person’s normal day-to-day customs, practices and procedures consistent with past practice. For avoidance of doubt, for purposes of this Agreement the Parties acknowledge and agree that all actions taken prior to the date hereof, or after the date hereof in accordance in all material respects with the Mining Restart Plan, related to (I) entering into a long-term supply agreement for soda ash, (II) cleaning diatomaceous earth ponds, (III) the incurrence of Indebtedness and funding of operations through the issuance of 1.5 Lien Debt and/or 1.25 Lien Debt, including all amendments or extensions of the First Lien Debt and Jacobs Notes; (IV) the sale and financing processes conducted by the Seller, (V) the purchase and acquisition of substantial capital assets, including crushers and other equipment to be used in the restart of mining operations and capital expenditures not in excess of $100 million in connection with the construction of leach pads and (VI) the hiring of new and additional employees and contractors in connection with the restart of mining operations, are deemed to have been conducted in the Ordinary Course of Business;
(zz)    the term “Outstanding Parent Expenses” shall mean (i) all outstanding deferred, unpaid or contingent underwriting, broker’s or similar fees, commissions or expenses owed (or that may be owed) by Parent or their respective Affiliates (to the extent Parent or Acquisition Sub is responsible for or obligated to reimburse or repay any such amounts) and (ii) other outstanding fees and expenses of Parent for any other agents, advisors, legal counsel, consultants, experts and financial advisors employed or engaged, in each case, including in connection with the Acquisition, any other Business Combination involving Parent (whether or not consummated) or the IPO;
(aaa)   the term “Parent Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole or (ii) is reasonably likely to prevent the ability of Parent or Acquisition Sub to consummate the Transactions; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect has occurred pursuant to clause (i): (1) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Entity, (2) changes or proposed changes in U.S. GAAP (or any interpretation thereof), (3) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; provided, however, that if a change or effect related to clauses (1) through (3) disproportionately adversely affects Parent and its Subsidiaries, taken as a whole, compared to other Persons operating in the same industry as Parent and its Subsidiaries, then such disproportionate impact may be taken into account in determining whether a Parent Material Adverse Effect has occurred;
(bbb)   the term “Parent Stockholder” shall mean, at the relevant time of measurement, a holder of a share of Parent Stock then issued and outstanding;
(ccc)   the term “Parent Stockholder Redemption” shall mean the election of an eligible (as determined in accordance with Parent’s Charter Documents) holder of Parent Class A Common Stock to redeem all or a portion of the Parent Class A Common Stock held by such stockholder at a per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with Parent’s Charter Documents and the IPO Prospectus) in connection with the approval of the Parent Stockholder Matters;
(ddd)   the term “Parent Stockholder Redemptions” shall mean the aggregate of each Parent Stockholder Redemption, taken together;

Sch. A-11

(eee)   the term “Parent Units” shall mean the units of Parent, with each unit consisting of one share of Parent Class A Common Stock and one warrant to purchase one share of Parent Class A Common Stock;
(fff)    the term “Permit” shall mean any franchise, grant, easement, variance, exception, waiver, accreditation, license, certificate of compliance, authorization, consent, order, permit, approval, or other action of, or any filing, registration or qualification with, any Governmental Entity or any third party;
(ggg)   the term “Permitted Lien” shall mean (i) Liens for current Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves are maintained on the Seller Audited Financial Statements in accordance with U.S. GAAP, (ii) statutory Liens of landlords with respect to leased real property, (iii) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course of Business and not yet delinquent, (iv) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere or would reasonably be likely to interfere in any material respect with the present or proposed use of or occupancy of the affected parcel by the Seller or any of the Seller Subsidiaries or which are otherwise violated thereby, (v) Liens securing the Indebtedness of the Seller or any of the Seller Subsidiaries permitted hereunder to the extent such Indebtedness has been disclosed to Parent, (vi) in the case of Intellectual Property, non-exclusive licenses granted in the Ordinary Course of Business, (vii) Liens incurred in connection with capital lease obligations of the Seller or any of the Seller Subsidiaries and (viii) certain rights retained under the Crofoot Royalty Agreements, including sulfur rights;
(hhh)   the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;
(iii)   the term “Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Law, or by the Seller in any of its privacy policies, notices or contracts, all information that identifies, could be used to identify or is otherwise associated with an individual Person or device, whether or not such information is associated with an identifiable individual. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise;
(jjj)    the term “Precious Metals” shall mean gold and silver;
(kkk)   the term “Privacy Laws” shall mean any and all applicable Law and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Federal Trade Commission Ac and any and all applicable Laws relating to breach notification in connection with Personal Information;
(lll)    the term “Private Investment Value” shall mean an amount equal to the difference (not below zero) between (a) $65,000,000 and (b) the cash remaining in the Trust Account in excess of $10,000,000 following the satisfaction of the Parent Stockholder Redemptions, if any;
(mmm)   the term “Purchase Shares” shall mean a number of shares of Parent Class A Common Stock to be issued to the Seller equal to (i) (A) $325,000,000, plus (B) the Surrendered Shares Value, minus (C) the 1.5 Lien Share Payment Value, minus (D) the 1.5 Lien Cash Payment Amount, minus (E) the Excess Notes Share Payment Value, minus (F) the Excess Notes Cash Payment Amount, divided by (ii) $10.00;
(nnn)   the term “Representatives” shall mean, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors

Sch. A-12

(including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates;
(ooo)   the term “Requisite Parent Stockholder Approval” shall mean the affirmative vote (in person or by proxy) (A) with respect to clauses (i), (ii) and (v) in the definition of “Parent Stockholder Matters,” of the holders of a majority of the issued and outstanding shares of Parent Common Stock entitled to vote and actually cast thereon in favor of such matters, (B) with respect to clauses (iii) and (iv) in the definition of “Parent Stockholder Matters,” of the holders of a majority of the issued and outstanding shares of Parent Common Stock entitled to vote thereon in favor of such matters, (C) with respect to clause (vi) in the definition of “Parent Stockholder Matters,” of the holders of a plurality of the issued and outstanding shares of Parent Common Stock entitled to vote and actually cast thereon in favor of such matter(s) and (D) with respect to clause (vii) in the definition of “Parent Stockholder Matters” (which matters may be determined after the date hereof) of the holders, of such number of the issued and outstanding shares of Parent Common Stock as required by applicable Law or the applicable Charter Documents, in favor of such matter(s);
(ppp)   the term “Requisite Seller Stockholder Approval” shall mean, with respect to the approval of this Agreement, the Acquisition (in accordance with Section 271 of the DGCL) and the other transactions contemplated hereby, the affirmative vote (in person or by proxy) of the holders of a majority of the issued and outstanding shares of Seller Common Stock entitled to vote thereon in favor thereof;
(qqq)   the term “Retained Cash” shall mean an amount of cash equal to $2,000,000, which shall be used for post-Closing expenses of the Seller;
(rrr)   the term “Retained Employees” shall mean those Employees who do not accept an offer of employment by Parent;
(sss)   the term “SEC” shall mean the United States Securities and Exchange Commission;
(ttt)   the term “Second Lien Notes” shall mean the notes issued pursuant to (a) that certain Note Purchase Agreement, dated as of October 22, 2015, by and among the Seller, certain of its Affiliates and the purchasers named therein and (b) that certain Note Purchase Agreement, dated as of December 2, 2015, by and among the Seller, certain of the Seller Subsidiaries and the purchasers named therein, in each case, entered into pursuant to the 15% Senior Secured Convertible Notes Due 2020 Indenture, dated as of October 22, 2015, by and among the Seller, the Guarantors (as defined therein) and Wilmington Trust, National Association, as trustee and collateral agent as of January 6, 2016 and March 24, 2016;
(uuu)   the term “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;
(vvv)   the term “Seller Fundamental Representations” shall mean the representations and warranties of the Seller set forth in the first three sentences of Section 2.1(a), Section 2.2(b), Section 2.2(c), and Section 2.16;
(www)   the term “Seller Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Seller or the Seller Subsidiaries;
(xxx)   the term “Seller Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition or results of operations of the Seller and the Seller Subsidiaries, taken as a whole or (ii) is reasonably likely to prevent the ability of the Seller to consummate the Transactions; provided, however, with respect to clause (i) only, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Seller Material Adverse Effect has occurred: (1) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions, (2) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters, (3) changes attributable to the public announcement or pendency of the Transactions,

Sch. A-13

(4) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Entity, (5) changes or proposed changes in U.S. GAAP (or any interpretation thereof), (6) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world, (7) events or conditions generally affecting the gold and silver mining industries, (8) any change (on a current or forward basis) in the price of gold or silver, (9) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a Seller Material Adverse Effect; (10) any action taken at the written request of Parent in accordance with such request; and (11) compliance with the terms of, or the taking of any actions expressly required by, this Agreement; provided, however, that if a change or effect related to clauses (4) through (8) disproportionately adversely affects the Seller and the Seller Subsidiaries, taken as a whole, compared to other Persons operating in the same industry as the Seller and the Seller Subsidiaries, then such disproportionate impact may be taken into account in determining whether a Seller Material Adverse Effect has occurred;
(yyy)   the term “Seller Stockholder” shall mean, at the relevant time of measurement, a holder of a share of Seller Common Stock then issued and outstanding;
(zzz)    the term “Seller Warrant” shall mean each warrant to acquire shares of Seller Common Stock that is outstanding;
(aaaa)   the term “Sponsor” shall mean Mudrick Capital Acquisition Holdings LLC, a Delaware limited liability company;
(bbbb)   the term “Sprott Credit Agreement” shall mean that certain Credit Agreement, dated as of October 4, 2019, by and among the Seller, as borrower, HR&D and Allied VGH, as guarantors, Sprott Private Resource Lending II (Collector), LP, as lender, and Sprott Resource Lending Corp., as arranger, pursuant to which the Seller will incur (and Parent will assume) Indebtedness with an original principal amount not in excess of $110,000,000 in connection with the Closing;
(cccc)   the term “Sprott Royalty Agreement” shall mean that certain Royalty Agreement with Sprott Private Resource Lending II (CO) Inc., substantially in the form attached hereto as Exhibit E, pursuant to which HR&D will receive $30,000,000 and will incur a royalty payment obligation relating to the Mine in connection with the Closing;
(dddd)   the term “Stockholders Agreement” shall mean that certain Stockholders Agreement dated as of October 22, 2015 by and among the Seller and the Seller Stockholders;
(eeee)   the term “Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (ii) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (iii) in any case, such Person controls the management thereof;
(ffff)    the term “Surrendered Shares” shall mean the number of shares of Parent Class B Common Stock equal to (i) 1,941,667 plus (ii) the product of (A) 1,941,667 and (B) the difference between (I) 1 and (II) a fraction (not greater than 1), the numerator of which is the sum of (x) the Third-Party Private Investment Value and (y) the amount of cash remaining in the Trust Account following the satisfaction of the Parent Stockholder Redemptions and the denominator of which is $65,000,000.
(gggg)   the term “Surrendered Shares Value” shall mean the product of (i) $10.00 and (ii) the number of Surrendered Shares;

Sch. A-14

(hhhh)   the term “Tax” or “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, including gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat and unclaimed property, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and (ii) any liability in respect of any items described in clause (i) payable by reason of contract, assumption, transferee liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any similar provision of law);
(iiii)    the term “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof;
(jjjj)    the term “Third-Party Private Investment Value” shall mean an amount in cash equal to the portion of the Private Investment (but in no event greater than $65,000,000) that is funded by Third-Party Private Investors at the Closing.
(kkkk)   the term “Third-Party Private Investors” shall mean any Person other than the Initial Subscribers, any member of the Sprott Group (but solely with respect to an amount of equity financing up to $10,000,000, with any such member being deemed to be a “Third-Party Private Investor” to the extent of any amount in excess thereof), or their respective Affiliates that (a) has a substantive and pre-existing relationship with Parent or its advisors, (b) was contacted prior to the date hereof regarding the Private Investment and (c) enters into subscription agreements or similar instruments prior to the Closing pursuant to which such Person agrees to purchase Parent Class A Common Stock in an equity financing transaction concurrently with the Closing.
(llll)    the term “Transaction Agreements” shall mean this Agreement, the Seller Support Agreement, the 1.25 Lien Exchange Agreement, the Exchange Agreement, the Second Lien Conversion Agreement, the Registration Rights Agreement, the Post-Closing Parent Charter, and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto;
(mmmm)    the term “Transaction Litigation” shall mean any shareholder litigation related to this Agreement or the Transactions brought against the Seller or members of the Seller Board from and following the date of this Agreement and prior to the Effective Time;
(nnnn)   the term “Transactions” shall mean the transactions contemplated pursuant to this Agreement, the 1.25 Lien Exchange Agreement and the Exchange Agreement, including the Acquisition;
(oooo)   the term “Transferred Employees” shall mean those Employees who accept offers of employment with Parent effective as of the Closing Date pursuant to Section 5.11; and
(pppp)   the term “Treasury Regulation” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

Sch. A-15

Annex A-1
Execution Version
AMENDMENT TO PURCHASE AGREEMENT
This AMENDMENT (this “Amendment”), dated as of February 26, 2020, to that certain Purchase Agreement, made and entered into as of January 13, 2020 (the “Purchase Agreement”), is by and among Mudrick Capital Acquisition Corporation, a Delaware corporation (“Parent”), MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Acquisition Sub”), and Hycroft Mining Corporation, a Delaware corporation (the “Seller” and, together with Parent and Acquisition Sub, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.
RECITALS
WHEREAS, the Seller is a party to that certain warrant agreement, made as of October 22, 2015 (the “Warrant Agreement”), by and between the Seller and Computershare Inc., a Delaware corporation, and its wholly-owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company, collectively as warrant agent, pursuant to which the Seller issued warrants to acquire the Seller common stock in connection with the Seller’s plan of reorganization under the U.S. federal bankruptcy laws;
WHEREAS, the Parties desire to amend the Purchase Agreement to provide that the Seller’s liabilities and obligations under the Warrant Agreement shall be included as an additional Parent Assumed Liability under the Purchase Agreement;
WHEREAS, Section 8.11 of the Purchase Agreement provides that any amendment of the Agreement requires an instrument in writing signed on behalf of each of the Parties; and
WHEREAS, the Parties desire to amend the Purchase Agreement pursuant to this Amendment.
NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the Parties hereby agree as follows:
1.
Amendment of the Purchase Agreement. Effective as of the date of this Amendment, the following provisions of the Purchase Agreement shall be amended as follows:

(a)
Schedule A, Section 1.2 of the Purchase Agreement is hereby amended by adding the following definition:

the term “Warrant Agreement” shall mean that certain warrant agreement, made as of October 22, 2015, by and between the Seller and Computershare Inc., a Delaware corporation, and its wholly-owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company, collectively as warrant agent.
(b)
Section 2.2(e) of the Purchase Agreement is hereby amended by deleting the last sentence thereof and replacing it with the following: “The Seller Warrants will remain outstanding obligations to be assumed by Parent pursuant to Section 5.10.”

(c)
Section 5.10 of the Purchase Agreement is hereby amended by deleting clause (b) of the first sentence thereof and replacing it with the following: “(b) transfer to Parent, and Parent shall assume from the Seller, the liabilities and obligations of the Seller and the Seller Subsidiaries under the Assumed New Subordinated Notes, the Warrant Agreement and the Sprott Credit Agreement (the “Parent Assumed Liabilities’).”

2.
Amendment of Section 5.10 of the Seller Disclosure Letter. Effective as of the date of this Amendment, the introductory language in Section 5.10 of the Seller Disclosure Letter shall be amended to remove clause (b) in its entirety.

A-1-1

3.
Authority. Each of the Parties hereby warrants, covenants and represents that it has the full authority to execute this Amendment and that, when executed, this Amendment shall be valid, binding, and legally enforceable.

4.
Agreement. From and after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the Agreement as amended by this Amendment. Except as specifically set forth above, the Purchase Agreement shall remain unaltered and in full force and effect and the respective terms, conditions and covenants thereof are hereby in all respects ratified and confirmed. In the event of any conflict between this Amendment and the Purchase Agreement, the terms of this Amendment shall control.

5.
Governing Law. THIS AMENDMENT, AND THE CONSUMMATION THEREOF, AND ANY LEGAL PROCEEDING ARISING OUT OF THIS AMENDMENT, AND THE CONSUMMATION THEREOF, OR THE VALIDITY, INTERPRETATION, BREACH OR TERMINATION OF THIS AMENDMENT, AND THE CONSUMMATION THEREOF, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF THE STATE OF DELAWARE REGARDLESS OF THE LAW THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

6.
Counterparts; Electronic Delivery. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

[signature page follows]

A-1-2

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.
MUDRICK CAPITAL ACQUISITION CORPORATION
By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Chief Executive Officer
[Signature Page to Amendment to Purchase Agreement]

A-1-3

MUDS ACQUISITION SUB, INC.
By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	President
[Signature Page to Amendment to Purchase Agreement]

A-1-4

HYCROFT MINING CORPORATION
By:	/s/ Stephen M. Jones
Name:	Stephen M. Jones
Title:	Executive Vice President and Chief Financial Officer
[Signature Page to Amendment to Purchase Agreement]

A-1-5

Annex B
EXECUTION VERSION
EXCHANGE AGREEMENT
This EXCHANGE AGREEMENT is made and entered into as of January 13, 2020, by and among MUDS Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and an indirect, wholly-owned subsidiary of Mudrick Capital Acquisition Corporation, a Delaware corporation (“Parent”), Hycroft Mining Corporation, a Delaware corporation (the “Seller”), the entities listed on Schedule A attached hereto (each a “1.5 Lien Noteholder” and collectively, the “1.5 Lien Noteholders”) and the entities listed on Schedule B attached hereto (each a “New Subordinated Noteholder” and collectively, the “New Subordinated Noteholders” and together with the 1.5 Lien Noteholders, the “Noteholders”). Each of Acquisition Sub, Seller and each of the Noteholders shall individually be referred to herein as a “Party” and, collectively, the “Parties.” The term “Agreement” as used herein refers to this Exchange Agreement, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in that certain Purchase Agreement, dated as of the date hereof, by and among Parent, Acquisition Sub and Seller, substantially in the form attached hereto as Exhibit A (the “Purchase Agreement”).
RECITALS
WHEREAS, the Seller has outstanding $137,049,873 principal amount of the 15% PIK Secured Notes due 2020 (the “1.5 Lien Notes”), issued pursuant to the Note Purchase Agreements, dated as of May 3, 2016, July 29, 2016, September 22, 2016, November 30, 2016, February 2, 2017, April 12, 2017, June 30, 2017, July 14, 2017, December 20, 2017, March 8, 2018, May 10, 2018, July 10, 2018, August 22, 2018, November 1, 2018 and December 19, 2018 (collectively, the “1.5 Lien Note Purchase Agreements”) between the Seller, the guarantors party thereto, the 1.5L Noteholders party thereto and WBox 2015-5 Ltd., as collateral agent;
WHEREAS, the Seller has outstanding as of the date hereof $77,211,723 principal amount of Senior Secured Notes (the “1.25 Lien Notes”), issued pursuant to the Note Purchase Agreements dated as of February 22, 2019, May 21, 2019, June 27, 2019, August 6, 2019, August 29, 2019, September 25, 2019, October 16, 2019, November 21, 2019 and December 17, 2019 (the “Current 1.25 Lien Note Purchase Agreements”) by and among the Seller, the guarantors party thereto, the New Subordinated Noteholders party thereto and WBox 2015-5 Ltd., as collateral agent and may issue additional 1.25 Lien Notes pursuant to additional note purchase agreements entered by the Seller upon terms substantially similar to those set forth in the Current 1.25 Lien Note Purchase Agreements pursuant to which additional 1.25 Lien Notes may be issued from time to time (together with the Current 1.25 Lien Note Purchase Agreements, the “1.25 Lien Note Purchase Agreements”);
WHEREAS, the Seller will issue 10% PIK junior lien promissory notes (the “New Subordinated Notes”) to each New Subordinated Noteholder in exchange for such New Subordinated Noteholder’s 1.25 Lien Notes (the “1.25 Lien Exchange”) pursuant to the 1.25 Lien Exchange Agreement, dated as of January 13, 2020 (the “1.25 Lien Exchange Agreement”) between the Seller and the New Subordinated Noteholders party thereto, of which up to $80,000,000 will be assigned to and assumed by Parent upon the consummation of the Acquisition (as defined below) (the “Assumed New Subordinated Notes”);
WHEREAS, each 1.5 Lien Noteholder is the Beneficial Owner of the aggregate principal amount of the 1.5 Lien Notes set forth opposite its name on Schedule A (the “1.5 Lien Exchange Notes”);
WHEREAS, upon consummation of the 1.25 Lien Exchange, each New Subordinated Noteholder will be the Beneficial Owner of its pro rata share of the aggregate principal amount of the New Subordinated Notes in excess of $80,000,000 (any such New Subordinated Notes, the “Excess Notes”, and together with the 1.5 Lien Exchange Notes, the “Exchange Notes”);
WHEREAS, concurrently with the execution of this Agreement, Parent, Acquisition Sub and the Seller are entering into the Purchase Agreement, pursuant to which the Seller will sell to Acquisition Sub, and Acquisition Sub will purchase from the Seller, all of the outstanding equity interests of the Seller’s direct subsidiaries and other assets held by the Seller (the “Acquisition”), subject to the terms and conditions set forth therein; and

WHEREAS, immediately prior to, and conditioned upon, the consummation of the Acquisition, and subject to the terms and conditions set forth herein, each of (A) the 1.5 Lien Noteholders desires to transfer to Acquisition Sub, and Acquisition Sub desires to acquire, the Exchange Notes held by such Noteholder in exchange for its pro rata share of (i) the 1.5 Lien Share Payment and (ii) the 1.5 Lien Cash Payment Amount, if any (the “1.5 Lien Exchange Transaction”) and (B) the New Subordinated Noteholders desires to transfer to Acquisition Sub, and Acquisition Sub desires to acquire, any Excess Notes held by such New Subordinated Noteholder in exchange for its pro rata share of (i) the Excess Notes Share Payment, if any and (ii) the Excess Notes Cash Payment Amount, if any (the “Excess Notes Exchange Transaction” and together with the 1.5 Lien Exchange Transaction, the “Exchange Transactions”).
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
1.   Exchange and Purchase.   Subject to the terms and conditions set forth in this Agreement, at the Closing, each (i) 1.5 Lien Noteholder will assign, transfer and deliver to Acquisition Sub all of its right, title and interest in and to all of the 1.5 Lien Exchange Notes Beneficially Owned by such 1.5 Lien Noteholder on the Closing Date free and clear of all Liens of any nature whatsoever, against issuance and delivery to such 1.5 Lien Noteholder of its pro rata share of (a) the 1.5 Lien Share Payment (the “1.5 Lien Acquired Shares”) and (b) the 1.5 Lien Cash Payment Amount, if any (the “1.5 Lien Cash Consideration”) and (ii) each New Subordinated Noteholder will assign, transfer and deliver to Acquisition Sub all of its right, title and interest in and to all of the Excess Notes Beneficially Owned by each such New Subordinated Noteholder, if any, on the Closing Date free and clear of all Liens of any nature whatsoever, against issuance and delivery to such New Subordinated Noteholder of its pro rata share of the Excess Notes Share Payment, if any (the “Excess Acquired Shares” and together with the 1.5 Lien Acquired Shares, the “Acquired Shares”) and the Excess Notes Cash Payment Amount, if any (the “Excess Cash Consideration” and together with the 1.5 Lien Cash Consideration, the “Cash Consideration”). Each 1.5 Lien Noteholder hereby acknowledges and agrees that receipt of the 1.5 Lien Acquired Shares and, if any, the 1.5 Lien Cash Consideration shall constitute complete satisfaction of all obligations or any other sums due to such Noteholder with respect to the 1.5 Lien Exchange Notes from the Seller, Parent, Acquisition Sub or otherwise. Each New Subordinated Noteholder hereby acknowledges and agrees that receipt of the Excess Acquired Shares, if any, and the Excess Cash Consideration, if any, shall constitute complete satisfaction of all obligations or any other sums due to such Noteholder with respect to the Excess Notes from the Seller, Parent, Acquisition Sub or otherwise.
2.   Closing and Closing Deliveries.   The closing of the Exchange Transactions (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 (or at such other place upon which the Parties may mutually agree), immediately prior to, and conditioned upon, the consummation of the Acquisition.
At the Closing:
a.   Acquisition Sub shall:
(i)   deliver to each Noteholder’s custodian by means of book-entry transfer, which custodian shall be designated in writing by such Noteholder not less than five (5) Business Days prior to the Closing, Parent Class A Common Stock registered in the name of such Noteholder representing the aggregate number of Acquired Shares issuable to such Noteholder as determined pursuant to Section 1;
(ii)   if applicable, pay to each Noteholder, by wire transfer of immediately available funds to such account or accounts as designated by each Noteholder at least five (5) Business Days prior to the Closing, the Cash Consideration payable to such Noteholder as determined pursuant to Section 1 above;
(iii)   deliver to the Noteholders a counterpart of the registration rights agreement (the “Registration Rights Agreement”) in the form attached as Exhibit H to the Purchase Agreement; and
b.   each Noteholder shall:

(i) deliver to Acquisition Sub (or its transfer agent or designee) of all of the Exchange Notes held by each such Noteholder, and all other documents and instruments reasonably requested by Acquisition Sub to effect the transfer of the Exchange Notes to Acquisition Sub; and
(ii) deliver to Acquisition Sub a counterpart of the Registration Rights Agreement duly executed by such Noteholder.
3.   Representations and Warranties of the Noteholders.   Each Noteholder, severally and not jointly nor jointly and severally, represents and warrants to Acquisition Sub as follows:
a.   Title to 1.5 Lien Notes.   Such 1.5 Lien Noteholder is the Beneficial Owner of the aggregate principal amount of the 1.5 Lien Exchange Notes set forth opposite its name on Schedule A, and has all requisite power and authority to transfer ownership of and interest in such 1.5 Lien Exchange Notes. The 1.5 Lien Exchange Notes set forth opposite the name of such Noteholder on Schedule A are held by such Noteholder free and clear of all Liens (other than Liens in favor of a broker-dealer over property held in an account with such broker-dealer generally and which Liens shall be released upon transfer of the Exchange Notes, each a “Permitted Lien”), and neither such 1.5 Lien Noteholder nor any Affiliate of such 1.5 Lien Noteholder owns or holds beneficially or of record any 1.5 Lien Notes (or any rights or interests of any nature whatsoever in or with respect to any 1.5 Lien Notes) other than the 1.5 Lien Exchange Notes set forth opposite such Noteholder’s name on Schedule A. Other than this Agreement and except for any Permitted Lien, such 1.5 Lien Noteholder is not party to or bound by any contract, option or other arrangement or understanding with respect to the purchase, sale, delivery, transfer, gift, pledge, hypothecation, encumbrance, assignment or other disposition or acquisition of (including by operation of Law) any 1.5 Lien Notes (or any rights or interests of any nature whatsoever in or with respect to any 1.5 Lien Notes), or as to voting, agreeing or consenting (or abstaining therefrom) with respect to any amendment to or waiver of any terms of, or taking any action whatsoever with respect to, the 1.5 Lien Notes and/or the Note Purchase Agreements.
b.   Title to New Subordinated Notes.   Upon consummation of the 1.25 Lien Exchange, such New Subordinated Noteholder will be the Beneficial Owner of its pro rata portion of the aggregate principal amount of the Excess Notes received pursuant to the 1.25 Lien Exchange and will have all requisite power and authority to transfer ownership of and interest in such Excess Notes. Upon consummation of the 1.25 Lien Exchange, any Excess Notes will be held by such New Subordinated Noteholder free and clear of all Liens (other than Permitted Liens), and as of the date hereof, neither such New Subordinated Noteholder nor any Affiliate of such New Subordinated Noteholder is entitled to any Excess Notes (or any rights or interests of any nature whatsoever in or with respect to any Excess Notes) other than the Excess Notes set forth opposite such Noteholder’s name on Schedule B, as updated from time to time. Other than this Agreement and the 1.25 Lien Exchange Agreement and except for any Permitted Lien, such New Subordinated Noteholder is not party to or bound by any contract, option or other arrangement or understanding with respect to the purchase, sale, delivery, transfer, gift, pledge, hypothecation, encumbrance, assignment or other disposition or acquisition of (including by operation of Law) any Excess Notes (or any rights or interests of any nature whatsoever in or with respect to any Excess Notes), or as to voting, agreeing or consenting (or abstaining therefrom) with respect to any amendment to or waiver of any terms of, or taking any action whatsoever with respect to, the Excess Notes.
c.   Organization and Qualification; Authority Relative to this Agreement.   Such Noteholder is duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Such Noteholder has the requisite power and authority to execute and deliver this Agreement and any Additional Agreements and to consummate the transactions contemplated hereby and thereby, including the exchange of the Exchange Notes. The execution and delivery by such Noteholder of this Agreement and any Additional Agreements, and the consummation by such Noteholder of the transactions contemplated hereby and thereby, have been duly and validly authorized by such Noteholder, and no other proceedings on the part of such Noteholder are necessary to authorize this Agreement or any Additional Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and any Additional Agreements shall be when delivered, duly and validly executed and delivered by such Noteholder and, assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, this Agreement constitutes, and such Additional Agreements shall constitute when delivered, the legal and binding obligations of such Noteholder, enforceable against such Noteholder in accordance with their terms, subject to the Enforceability Exceptions.
d.   No Conflict; Required Filings and Consents.
(i)   Neither the execution, delivery or performance by such Noteholder of this Agreement, nor the execution, delivery or performance by such Noteholder of any Additional Agreements, nor the consummation of the transactions contemplated hereby and thereby (including the exchange of the Exchange Notes), shall: (i) conflict with or violate the Charter Documents of such Noteholder, (ii) conflict with or violate applicable Law, (iii) require any consent, approval, authorization or permit of, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to any third party any rights of termination, amendment, acceleration or cancellation under, or result in the creation of a Lien on the 1.5 Lien Notes, the Excess Notes, or any of the properties or assets of any of such Noteholder pursuant to, any Contracts to which such Noteholder is bound, except, with respect to clause (iii), as would not reasonably be expected to prevent or materially delay the Closing or the performance by such Noteholder of any of its obligations under this Agreement or any Additional Agreements.
(ii)   The execution and delivery of this Agreement and any Additional Agreements, do not, and the performance of such Noteholder’s obligations hereunder and thereunder, including the exchange of the Exchange Notes, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.
e.   Transfer Restrictions.   The Acquired Shares to be delivered pursuant to this Agreement are intended to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Such Noteholder acknowledges and agrees that (i) the Acquired Shares are “restricted securities” (as such term is commonly used with regard to Federal and state securities Laws), (ii) the Acquired Shares may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and otherwise in accordance with applicable state securities Laws and (iii) in connection with any transfer of the Acquired Shares other than pursuant to an effective registration statement, Parent may require the transferor thereof to provide to Parent documents or other support, including, but not limited to, certain representations by such Noteholder, reasonably requested by Parent, and a customary opinion of counsel experienced in such matters and reasonably acceptable to Parent, which, for the avoidance of doubt, may include opinions of in-house legal counsel reasonably acceptable to Parent. Such Noteholder acknowledges and agrees that the Acquired Shares will contain a legend in substantially the following form (and customary corresponding instructions and stop-transfer orders will be made in the stock transfer records, electronically or otherwise, for shares in book-entry form):
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR PURSUANT TO THE SECURITIES OR “BLUE SKY” LAWS OF ANY STATE. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE ASSIGNED EXCEPT PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM OR IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR ANY APPLICABLE “BLUE SKY” LAWS.
f.   Ability to Bear Risk and Sophistication.   Such Noteholder understands that the Exchange Transactions and ownership and investment in the Acquired Shares, involves substantial risk. Such Noteholder has such knowledge and experience in financial and business matters, and its financial situation is such, that it is capable of evaluating the merits and risks of its participation in the Exchange Transactions and of bearing the economic risk of its investment in the Acquired Shares (including the complete loss of such investment).

g.   Qualified Institutional Buyer or Institutional Accredited Investor.   Such Noteholder is a “qualified institutional buyer” within the meaning of Rule 144A or an institutional accredited investor under the Securities Act, and is acquiring the Acquired Shares for investment purposes and solely for its account and not with a view to further distribution or resale in violation of the Securities Act.
h.   No Brokers or Finders.   Such Noteholder has not incurred nor become liable for any broker’s commission or finder’s fee relating to the transactions contemplated by this Agreement.
i.   Advice.   Such Noteholder has completed its own independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other advisors in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for such Noteholder and its particular circumstances.
j.   Disclaimer of Other Warranties.   Except for the representations and warranties contained in Section 4 hereof, none of Acquisition Sub nor any Affiliate or Representative of Acquisition Sub nor any other Person has made or is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied with respect to Acquisition Sub, this Agreement or the transactions contemplated hereby or thereby and such Noteholder disclaims any reliance on any representation or warranty of Acquisition Sub or any Affiliate or Representative thereof except for the representations and warranties expressly set forth in Section 4 hereof.
4.   Representations and Warranties of Acquisition Sub.   Except as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are related to forward-looking statements, Acquisition Sub represents and warrants to the Noteholders as follows:
a.   Organization and Qualification.   Each of Parent and Acquisition Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Acquisition Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent and its Subsidiaries, taken as a whole. Each of Parent and Acquisition Sub is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted. Each of Parent and Acquisition Sub is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.
b.   Authority Relative to this Agreement.   Acquisition Sub has the requisite corporate power and authority to execute, deliver and perform this Agreement and any Additional Agreements and to consummate the transactions contemplated hereby and thereby, including the delivery of the Acquired Shares to the Noteholders pursuant to this Agreement. The execution and delivery by Acquisition Sub of this Agreement and any Additional Agreements, and the consummation by Acquisition Sub of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Acquisition Sub, and no other proceedings on the part of Acquisition Sub are necessary to authorize this Agreement or any Additional Agreements or to consummate the transactions contemplated hereby and thereby, other than approval of the Parent Stockholder Matters by the Requisite Parent Stockholder Approval. This Agreement has been, and any Additional Agreements shall be when delivered, duly and validly executed and delivered by Acquisition Sub and, assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, this Agreement constitutes, and such Additional Agreements shall constitute when delivered, the legal and binding obligations of Acquisition Sub, enforceable against Acquisition Sub in accordance with their terms, subject to the Enforceability Exceptions.
c.   No Conflict; Required Filings and Consents.
(i)   Neither the execution, delivery or performance by Acquisition Sub of this Agreement, nor the execution, delivery or performance by Acquisition Sub or Parent of any Additional

Agreements, nor (assuming approval of the Parent Stockholder Matters is obtained by the Requisite Parent Stockholder Approval) the consummation of the transactions contemplated hereby or thereby (including the exchange of the Exchange Notes) shall: (i) conflict with or violate Parent’s or Acquisition Sub’s Charter Documents, (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.c(ii) are duly and timely obtained or made, conflict with or violate applicable Law, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Contracts, except with respect to clauses (ii) or (iii), as would not individually or in the aggregate, have a Parent Material Adverse Effect, or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any Parent Contract, including any “change of control” or similar provision.
(ii)   The execution and delivery by Acquisition Sub of this Agreement and the execution and delivery by Acquisition Sub and Parent of any Additional Agreements, do not, and the performance of Acquisition Sub’s obligations hereunder and Parent’s and Acquisition Sub’s respective obligations thereunder, as applicable, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for filings required with Nasdaq or the SEC with respect to the Transactions, (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business, (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent consummation of the transactions contemplated hereby (including the exchange of the Exchange Notes).
d.   Capitalization.
(i)   As of the date of this Agreement: (i) 1,000,000 shares of Parent Preferred Stock are authorized and none are issued and outstanding; (ii) 100,000,000 shares of Parent Class A Common Stock are authorized and 20,800,000 are issued and outstanding; (iii) 10,000,000 shares of Parent Class B Common Stock are authorized and 5,200,000 are issued and outstanding; (iv) 7,740,000 Private Placement Warrants are outstanding; and (v) 20,800,000 Public Warrants are outstanding. All outstanding Parent Stock and Parent Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights. All outstanding shares of capital stock of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens. Except for the Parent Warrants, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any Parent Stock or other equity interests in Parent or securities convertible into or exchangeable or exercisable for Parent Stock. Except as set forth in this Section 4.d(i) and as contemplated by the Private Investment and the Transactions, there are no: (A) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for Parent Stock or other voting securities of Parent or any Subsidiary of Parent, or (B) options, warrants, calls, rights (including preemptive rights and registration rights), puts, commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any other equity securities of Parent or of any Subsidiary of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts, proxies or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting of any equity securities of Parent.

(ii)   The authorized capital stock of Acquisition Sub consists of 100 shares of common stock, par value $0.01 per share (the “Acquisition Sub Common Stock”). As of the date hereof, 100 shares of Acquisition Sub Common Stock are issued and outstanding. All outstanding shares of Acquisition Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held, directly or indirectly, by Parent.
e.   Issuance of Shares.   Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Common Stock to be delivered by Acquisition Sub in connection with the Exchange Transactions, upon issuance in accordance with the terms of this Agreement, (i) will be duly authorized and validly issued in compliance in all material respects with (A) applicable Law and (B) all requirements set forth in Parent’s and Acquisition Sub’s respective Charter Documents and (ii) will be fully paid and nonassessable, and will not be subject to preemptive rights of any other shareholder of Parent and will be capable of effectively vesting in the Noteholders title to the Acquired Shares, free and clear of all Liens (other than Liens arising pursuant to applicable securities Laws).
f.   Offering.    Subject to the accuracy of each Noteholder’s representations and warranties in   Section 3.e, 3.f, 3.g and 3.i hereof, the offer, exchange, purchase, delivery and issuance of the Acquired Shares to each of the Noteholders constitute transactions exempt from the registration requirements of Section 5 of the Securities Act and will be issued in compliance with all applicable federal and state securities Laws.
g.   No Solicitation.   No form of general solicitation or advertising (within the meaning of Regulation D under the Securities Act) has been or will be used by Parent, Acquisition Sub or any of their respective Representatives in connection with the offer or sale of any of the Shares, including, without limitation, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.
h.   Litigation.   There are no Legal Proceedings pending or, to the Knowledge of Acquisition Sub, threatened in writing against or otherwise relating to Parent or any of its Subsidiaries, before any Governmental Entity.
i.   SEC Documents.   Parent has timely filed and furnished all Parent SEC Reports since its formation. The Parent SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, and none of the Parent SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
j.   Disclaimer of Other Warranties.   Except for the representations and warranties contained in Section 3 hereof, none of the Noteholders nor any Affiliate or Representative of the Noteholders nor any other Person has made or is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied with respect to the Noteholders, this Agreement or the transactions contemplated hereby and Acquisition Sub (on behalf of itself and each of its subsidiaries) disclaims any reliance on any representation or warranty of any Noteholder or any Affiliate or Representative thereof except for the representations and expressly set forth in Section 3 hereof.
5.   Covenants of Acquisition Sub, the Noteholders and Seller.
a.   Restrictions on Acquisition and Transfer.   From the date hereof until the earlier of (1) (x) the termination of this Agreement in accordance with its terms if such termination is the result of any reason other than a breach by Noteholder or (y) the three-month anniversary of the termination of this Agreement in accordance with its terms if such termination is the result of a breach by Noteholder and (2) the Closing, each Noteholder agrees that it shall not, and it shall cause each of its Affiliates not to, except pursuant to the terms of this Agreement, the 1.25 Lien Exchange Agreement or in respect of any Permitted Lien, directly or indirectly (A) purchase, sell, deliver, transfer, give, pledge, encumber, assign or otherwise dispose of or acquire, or enter into any contract, option or other arrangement or understanding with respect to the purchase, sale, delivery, transfer, gift, pledge, hypothecation, encumbrance, assignment or other disposition or acquisition of (including by operation of Law) any (i) 1.25 Lien Notes (or any rights or interests of any nature whatsoever in or with respect to any 1.25 Lien Notes) other than any transactions pursuant to any 1.25 Lien Note Purchase Agreement entered into after the date hereof, (ii) 1.5 Lien Notes (or any rights or interests of any nature whatsoever in or with respect to any 1.5 Lien Notes) or (iii) New Subordinated Notes (or any rights or interests of any nature whatsoever in or with respect to any New Subordinated Notes), or as to voting, agreeing or consenting (or abstaining therefrom) with respect to any amendment to or waiver of any terms of, or taking any other action whatsoever with respect to, the 1.25 Lien Notes, 1.5 Lien Notes, New Subordinated Notes and/or the Note Purchase Agreements, or (B) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (A) of this Section 5.a (collectively, a “Transfer”); provided, that any Noteholder may Transfer any such 1.25 Lien Notes, 1.5 Lien Notes and New Subordinated Notes, as applicable, to (I) any of such Noteholder’s Affiliates or subsidiaries or to any fund or investment account managed by (a) such Note Holder, (b) the same management company that manages such Noteholder or (c) any Affiliate of such Noteholder or the management company that manages such Noteholder, (II) any other Noteholder or (III) any other “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act (provided, in each case, that the transferee of such 1.25 Lien Notes, 1.5 Lien Notes or New Subordinated Notes, as applicable, evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Noteholder).
b.   Listing.   Subject to the approval of the Parent Stockholder Matters by the Requisite Parent Stockholder Approval, Acquisition Sub shall use its commercially reasonable efforts to cause the shares of Parent Class A Common Stock delivered in connection with the transactions contemplated hereby to be approved for listing on Nasdaq at the Closing (the “Listing”).
c.   Payment of Expenses.   Acquisition Sub shall pay or cause to be paid Acquisition Sub’s fees, disbursements and expenses incurred in connection with the delivery of the Acquired Shares, and the Noteholders shall pay or caused to be paid the Noteholders’ fees, disbursements and expenses incurred in connection with the Exchange Transactions, including the fees, disbursements and expenses of their respective advisors, counsel, accountants and other experts. For the avoidance of doubt, Acquisition Sub acknowledges and agrees that it will pay or cause to be paid the following: (i) the fees, disbursements and expenses of Acquisition Sub’s counsel and accountants in connection with preparation and negotiation of this Agreement and any Additional Agreements and the delivery of the Acquired Shares; (ii) all fees and expenses associated with the preparation, filing and distribution of the Registration Statement for, and the holding of, the Parent Special Meeting, (iii) all fees and expenses associated with the Listing; and (iv) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5.c. Notwithstanding the foregoing, the Noteholders acknowledge and agree that the Noteholders will pay or cause to be paid all of their respective fees, disbursements and expenses incurred in connection with this Agreement and any Additional Agreements, including all fees, disbursements and expenses of counsel for and other advisers to the Noteholders in connection herewith.
d.   Note Purchase Agreements.   Seller hereby waives and releases each Noteholders’ transfer of Exchange Notes to Acquisition Sub pursuant to this Agreement from the transfer restrictions contained in Section 7.2 of the Note Purchase Agreements.
6.   Conditions to Closing.
a.   The obligation of each Party to effect the Exchange Transactions, and to execute and deliver documents, at the Closing is subject to the satisfaction at or prior to the Closing of the following conditions: all conditions precedent to the Acquisition and the other transactions contemplated by the Purchase Agreement shall have been satisfied or waived and all deliveries and actions to occur in connection with the consummation of the Acquisition pursuant to the Purchase Agreement shall have been completed.
b.   The obligation of the Noteholders to effect the Exchange Transactions, and to execute and deliver (or cause to be executed and delivered) documents, at the Closing is subject to the satisfaction at or prior to the Closing of the following conditions:

(i)    each representation and warranty of Acquisition Sub contained in Section 4 of this Agreement shall have been true and correct (without regard to any materiality or similar qualifier contained therein) as of the date of this Agreement and on and as of the Closing Date (except for any representations and warranties made as of an earlier date, which shall be true and correct as of the specified date) with the same force and effect as if made on the Closing Date, in each case, except for such failure to be true and correct as would not reasonably be expected to have a Parent Material Adverse Effect;
(ii)   Acquisition Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by Acquisition Sub on or prior to the Closing Date, in each case in all material respects;
(iii)   Acquisition Sub shall have delivered a certificate signed on behalf of Acquisition Sub by an authorized officer of Acquisition Sub in the form attached hereto as Exhibit B; and
(iv)   no Parent Material Adverse Effect with respect to Parent or Acquisition Sub shall have occurred since the date of this Agreement.
(v)   The conditions set forth in Sections 6.1 (other than Sections 6.1(a) (solely as such condition relates to clauses (v) and (vi) of the definition of “Parent Stockholder Matters”), 6.1(b) and 6.1(h)), 6.2(c), 6.2(d), 6.2(e), 6.2(f), 6.3(c) and 6.3(e) of the Purchase Agreement shall have been satisfied.
(vi)   No amendment, waiver or modification of the provisions of the Purchase Agreement (since the time such agreement was executed on January 13, 2020) that would reasonably be expected to be material and adverse to the interests of the Noteholders have been made without the Noteholders’ written consent (it being understood that, without limitation, any amendment of the provisions of the Purchase Agreement specified in Section 6.b.v (or any defined terms used in connection with such provisions), any amendment or waiver of compliance with Section 5.27 of the Purchase Agreement or any amendment to reduce the aggregate purchase price or change the form of consideration payable pursuant to the Purchase Agreement shall be deemed material and adverse to the interests of the Noteholders).
c.   The obligation of Acquisition Sub to effect the Exchange Transactions, and to execute and deliver documents, at the Closing is subject to the satisfaction or waiver by Acquisition Sub in its sole discretion at or prior to the Closing of the following additional conditions:
(i)   (A) the representations and warranties of the 1.5 Lien Noteholders and New Subordinated Noteholders set forth in Sections 3.a and 3.b, respectively, shall be true and correct (without regard to any materiality or similar qualifier contained therein) in all respects, as of the date of this Agreement and on and as of the Closing Date and (B) each other representation and warranty of the Noteholders contained in Section 3 of this Agreement shall have been true and correct (without regard to any materiality or similar qualifier contained therein) as of the date of this Agreement and on and as of the Closing Date (except for any representations and warranties made as of an earlier date, which shall be true and correct as of the specified date) with the same force and effect as if made on the Closing Date, in each case, in all material respects;
(ii)   each Noteholder shall have delivered to Acquisition Sub, in accordance with Section 2.b hereof, each of the items required to be delivered by such Noteholder pursuant to Section 2.b;
(iii)   each Noteholder shall have delivered a certificate signed on behalf of such Noteholder by an authorized officer thereof in the form attached hereto as Exhibit C; and
(iv)   each Noteholder shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by such Noteholder on or prior to the Closing Date, in each case in all material respects.

7.   Termination.
a.   This Agreement and the rights and obligations of the Parties shall automatically terminate and be of no further force and effect upon the termination of the Purchase Agreement in accordance with its terms without any action by the Parties.
b.   Effect of Termination.   In the event of termination of this Agreement by any Party as provided in this Section 7, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party (or any other person) with respect to this Agreement or the transactions contemplated in this Agreement or any Additional Agreement; provided, however, that notwithstanding the foregoing, (a) no such termination shall relieve a Party from any breach by such Party prior to such termination and (b) the provisions of Section 3.i, Section 4.j, this Section 7.b and Section 8 (other than Section 8.p, and Section 8.q) shall survive such termination.
8.   Miscellaneous.
a.   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized courier service guaranteeing overnight delivery, or sent via email to the Parties at the following addresses:
if to Acquisition Sub, to:
c/o Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022
Attention: John O’Callaghan
Telephone: (646) 747-9500
Email: JOCallaghan@mudrickcapital.com
with a copy to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:
Jaclyn L. Cohen

Telephone:
(212) 310-8891

Email:
jackie.cohen@weil.com

if to any Noteholder, to the address for notice set forth on Schedule C hereto, with a copy to:
King & Spalding LLP
Attention:
Zach Cochran

Telephone:
(404) 572-2784

Email:
zcochran@kslaw.com

and
Neal, Gerber & Eisenberg LLP
2 N. LaSalle Street, Suite 1700
Chicago, IL 60602
Attention:
David S. Stone

Telephone:
312-269-8411

Email:
dstone@nge.com

Unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date delivered, if delivered personally, (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery and (c) on the date delivered, if delivered by email. Each of the Parties will be entitled to specify a different address by delivering notice as aforesaid to each of the other Parties.

b.   Interpretation.   The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement unless otherwise indicated. Unless otherwise indicated, the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation shall be deemed to include all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case, as amended or otherwise modified from time to time. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.
c.   Counterparts; Electronic Delivery.   This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.
d.   Entire Agreement; Third Party Beneficiaries.   This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto (i) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (ii) are not intended to confer upon any other Person other than the Parties any rights or remedies.
e.   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such term, provision, covenant or restriction to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable term, provision, covenant or restriction of this Agreement with a valid and enforceable term, provision, covenant or restriction that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable term, provision, covenant or restriction.
f.   Other Remedies; Specific Performance.   Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to enforce specifically the terms and provisions hereof in the Chosen Courts and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
g.   Governing Law.   This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, and any action, suit, dispute, controversy or claim arising out of this Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, or the validity, interpretation, breach or termination of this Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.
h.   Consent to Jurisdiction; Waiver of Jury Trial.   Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Chosen Courts in connection with any matter based upon or arising out of this Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that (i) such Person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such Legal Proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such Person’s property is exempt or immune from execution, (iv) such Legal Proceeding is brought in an inconvenient forum or (v) the venue of such Legal Proceeding is improper. Each Party hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before the Chosen Courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than the Chosen Courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.a. Notwithstanding the foregoing in this Section 8.h, a Party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

i.   Rules of Construction.   Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
j.   Assignment.   No Party may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this   Section 8.j, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
k.   Amendment.   This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties. Notwithstanding the foregoing, Schedule B shall be amended by the Company prior to Closing to reflect any additional 1.25 Lien Notes being issued to any New Subordinated Noteholder after the date hereof, and no consent from any party hereto shall be required to effect any such amendment to Schedule B.
l.   Extension; Waiver.   At any time prior to the Closing, the Noteholders, on the one hand, and Acquisition Sub, on the other hand, may, to the extent not prohibited by applicable Law, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such other Party or Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.
m.   Currency.   All references to currency amounts in this Agreement shall mean United States dollars.
n.   No Recourse.   No Person who is not a Party, including any current, former or future director, officer, employee, consultant, incorporator, partner, manager, stockholder (including the Seller Stockholders), member, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, consultant, incorporator, partner, manager, stockholder, member, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement and the transactions contemplated hereby, or based on, in respect of, or by reason of this Agreement and the transactions contemplated hereby or the negotiation, execution, performance, or breach thereof, and, to the maximum extent permitted by applicable Law, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Law, (i) each Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (ii) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.
o.   Certain Definitions.   The following terms, as used in this Agreement, shall have the meanings as set forth below:
(i)   “Additional Agreements” shall mean, with respect to a Party, all agreements, documents, instruments and certificates entered into or to be entered into by such Party in connection with this Agreement and any and all exhibits and schedules thereto.

(ii)   “Affiliate” or “Affiliated” shall have the meaning ascribed to such term in the Purchase Agreement; provided, however, that Parent and Acquisition Sub shall not be deemed an Affiliate of any Noteholder.
(iii)   “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The term “Beneficially Owned” has a corresponding meaning.
p.   Adjustments; fractional shares.   The number of shares of Parent Class A Common Stock constituting the Acquired Shares to be delivered hereunder in connection with the exchange of the Exchange Notes shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Class A Common Stock), extraordinary cash dividend, share capitalization, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Class A Common Stock occurring on or after the date hereof until the Effective Time. No fractional shares of Parent Class A Common Stock shall be issued or delivered pursuant to the consummation of the transactions contemplated hereby. In lieu of any such fractional shares otherwise issuable or deliverable to the Noteholders hereunder, the Noteholders shall be entitled to an amount in cash, without interest, rounded up to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Class A Common Stock to which such holder is entitled under Section 1 and Section 2 hereof (or would be entitled but for this Section 8.p) after aggregating all such fractional share interests for a given holder, multiplied by (ii) $10.00.
q.   Further Assurances.   From time to time, as and when requested by the Noteholders, on the one hand, and Acquisition Sub, on the other hand, the other Party or Parties will execute and deliver, or cause to be executed and delivered, all such documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.
MUDS ACQUISITION SUB, INC.
By:
/s/ Jason Mudrick

Name:
Jason Mudrick

Title:
President

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

HYCROFT MINING CORPORATION, as Seller
By:
/s/ Stephen M. Jones

Name:
Stephen M. Jones

Title:
Executive Vice President and Chief Financial Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P., as a Noteholder
By: Highbridge Capital Management, LLC, its Trading Manager
By:
/s/ Jonathan Segal

Name:
Jonathan Segal

Title:
Managing Director

HIGHBRIDGE MSF INTERNATIONAL, LTD, as a Noteholder
By: Highbridge Capital Management, LLC, its Trading Manager
By:
/s/ Jonathan Segal

Name:
Jonathan Segal

Title:
Managing Director

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

Aristeia Capital, LLC,
as investment advisor for the following investment funds, which are Noteholders:
ARISTEIA MASTER LP
By:
Aristeia Capital, LLC

By:
/s/ Robert Lynch

Name:
Robert Lynch

Title:
Manager

By:
/s/ Robert Lynch

Name:
Robert Lynch

Title:
Manager

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

BOSTON PATRIOT BATTERYMARCH ST LLC,
as a Noteholder
By: Mudrick Capital Management, L.P.,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P.,
as a Noteholder
By: Mudrick Capital Management, L.P.,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P.,
as a Noteholder
By: Mudrick Capital Management, L.P.,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

MUDRICK DISTRESSED OPP FD GLOBAL LP,
as a Noteholder
By: Mudrick Capital Management, L.P.,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

BLACKWELL PARTNERS LLC — SERIES A,
as a Noteholder
By: Mudrick Capital Management, L.P.,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

MERCER QIF FUND PLC,
as a Noteholder
By: Mudrick Capital Management, L.P.,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

WBOX 2015-5 LTD.,
as a Noteholder
By:
/s/ Mark M. Strefling

Name:
Mark M. Strefling

Title:
Director

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

WOLVERINE FLAGSHIP FUND TRADING LIMITED,
as a Noteholder
By: Wolverine Asset Management, LLC,
its investment manager
By:
/s/ Kenneth L. Nadel

Name:
Kenneth L. Nadel

Title:
Chief Operating Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

Schedule A
Noteholder	Principal Amount of 1.5 Lien Notes Beneficially Owned(1)
Aristeia Master LP	$14,783,381
Highbridge MSF International Ltd.	$14,730,129
Highbridge Tactical Credit Master Fund, L.P.	$7,220,287
Mudrick Distressed Opportunity Drawdown Fund, L.P.	$4,195,671
Mudrick Distressed Opportunity Fund Global, L.P.	$32,182,464
Blackwell Partners LLC – Series A	$8,554,838
Boston Patriot Batterymarch St LLC	$6,833,737
Mudrick Distressed Opportunity Specialty Fund, L.P.	$1,689,612
Mercer QIF Fund PLC	$1,190,445
WBox 2015-5 Ltd.	$38,501,190
Wolverine Flagship Fund Trading Limited	$7,168,119

(1)
Principal amount as of January 13, 2020. To be updated at closing.

Schedule B
Noteholder	Principal Amount of New Subordinated Notes to be Beneficially Owned(2)	Principal Amount of Assumed New Subordinated Notes to be Beneficially Owned(3)	Principal Amount of Excess Notes to be Beneficially Owned(4)
Aristeia Master LP	$8,373,833	$8,373,833	$0
Highbridge MSF International Ltd.	$8,443,328	$8,443,328	$0
Highbridge Tactical Credit Master Fund, L.P.	$3,990,181	$3,990,181	$0
Mudrick Distressed Opportunity Drawdown Fund, L.P.	$4,968,629	$4,968,629	$0
Mudrick Distressed Opportunity Fund Global, L.P.	$12,140,130	$12,140,130	$0
Blackwell Partners LLC – Series A	$4,311,103	$4,311,103	$0
Boston Patriot Batterymarch St LLC	$5,691,316	$5,691,316	$0
Mudrick Distressed Opportunity Specialty Fund, L.P.	$1,176,016	$1,176,016	$0
Mercer QIF Fund PLC	$2,666,685	$2,666,685	$0
WBOX 2015-5 LTD.	$21,808,456	$21,808,456	$0
WFF Cayman II Ltd.	$4,060,278	$4,060,278	$0

(2)
Calculated as of Monday January 13, 2020. To be updated prior to Closing.

(3)
Calculated as of Monday January 13, 2020. To be updated prior to Closing.

(4)
Calculated as of Monday January 13, 2020. To be updated prior to Closing.

Schedule C
Seller Stockholder Name	Addresses for Notice
Aristeia Master LP	c/o Aristeia Capital One Greenwich Plaza, 3rd Floor Greenwich, CT 06830 Attn: Robert Lynch; Andrew David Email: lynch@aristeiacapital.com; andrew.david@aristeiacapital.com Fax: 212-842-8901
Highbridge MSF International Ltd.	c/o Highbridge Capital Management LLC 277 Park Avenue, 23rd Floor New York, NY 100172 Attn: Glynnis Kelly Email:glynnis.kelly@highbridge.com; mo-us@highbridge.com
Highbridge Tactical Credit Master Fund, L.P.	c/o Highbridge Capital Management LLC 277 Park Avenue, 23rd Floor New York, NY 100172 Attn: Glynnis Kelly Email:glynnis.kelly@highbridge.com; mo-us@highbridge.com
Mudrick Distressed Opportunity Drawdown Fund, L.P.	527 Madison Avenue, 6th Floor New York, NY 10022 Attn: David Kirsch Email: dkirsch@mudrickcapital.com
Mudrick Distressed Opportunity Fund Global, L.P.	527 Madison Avenue, 6th Floor New York, NY 10022 Attn: David Kirsch Email: dkirsch@mudrickcapital.com
Blackwell Partners LLC – Series A	527 Madison Avenue, 6th Floor New York, NY 10022 Attn: David Kirsch Email: dkirsch@mudrickcapital.com
Boston Patriot Batterymarch St LLC	527 Madison Avenue, 6th Floor New York, NY 10022 Attn: David Kirsch Email: dkirsch@mudrickcapital.com
Mudrick Distressed Opportunity Specialty Fund, L.P.	527 Madison Avenue, 6th Floor New York, NY 10022 Attn: David Kirsch Email: dkirsch@mudrickcapital.com
Mercer QIF Fund PLC	527 Madison Avenue, 6th Floor New York, NY 10022 Attn: David Kirsch Email: dkirsch@mudrickcapital.com

Seller Stockholder Name	Addresses for Notice
WBox 2015-5 Ltd.	3033 Excelsior Boulevard, Suite 500
Minneapolis, MN 55416
Attn: Jacob Mercer, Andrew Thau
Email: WHB_LoanDocsHedgeFund_Dist@Whiteboxadvisors.com;
HS_WhiteboxBankDebt@hedgeserv.com
Fax: 612-355-2198; 646-753-8167
Wolverine Flagship Fund Trading Limited	c/o Wolverine Asset Management, LLC 175 W. Jackson Blvd., Suite 340 Chicago, IL 60604 Attn: Kenneth L. Nadel Email: notices@wolvefunds.com Fax: 312-884-4401
WFF Cayman II Ltd.	c/o Wolverine Asset Management, LLC 175 W. Jackson Blvd., Suite 340 Chicago, IL 60604 Attn: Kenneth L. Nadel Email: notices@wolvefunds.com Fax: 312-884-4401

Exhibit A
Form of Purchase Agreement
See Annex A to this joint proxy statement/prospectus.

Exhibit B
Acquisition Sub Closing Certificate
Form of
OFFICER’S CERTIFICATE
of
MUDS ACQUISITION SUB, INC.
[•], 2020
This Officer’s Certificate (this “Certificate”) is delivered by MUDS Acquisition Sub, Inc., a Delaware corporation (the “Company”) and an indirect, wholly-owned subsidiary of Mudrick Capital Acquisition Corporation, a Delaware corporation (“Parent”), to each of the entities (each, a “Noteholder” and collectively, the “Noteholders”) listed on Schedule A and Schedule B attached to that certain Exchange Agreement, dated January 13, 2020 (the “Exchange Agreement”), by and between the Company and the Noteholders, pursuant to Section 6.b.(iii) of that the Exchange Agreement. Capitalized terms used herein, and not otherwise defined herein, have the respective meanings given to such terms in the Exchange Agreement.
The undersigned officer of the Company hereby certifies on behalf of the Company, solely in his capacity as an authorized officer of the Company, and not in any individual capacity, as follows:
1.
Each representation and warranty of the Company contained in Section 4 of the Exchange Agreement was true and correct (without regard to any materiality or similar qualifier contained therein) as of the date of the Exchange Agreement and is true and correct on and as of the Closing Date (except for any representations and warranties made as of an earlier date, which are true and correct as of the specified date) with the same force and effect as if made on the Closing Date, in each case, except for such failure to be true and correct as would not reasonably be expected to have a Parent Material Adverse Effect.

2.
The Company has performed or complied with all agreements and covenants required by the Exchange Agreement to be performed or complied with by the Company on or prior to the Closing Date, in each case in all material respects.

3.
No Parent Material Adverse Effect with respect to Parent or the Company has occurred since the date of the Exchange Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Company as of the date first stated above.
MUDS ACQUISITION SUB, INC.
By:

Name:
Title:

Exhibit C
Noteholders Closing Certificate
Form of
OFFICER’S CERTIFICATE
of
[•]
[•], 2020
This Officer’s Certificate (this “Certificate”) is delivered by [], a [state] [entity type] (the “Noteholder”), to MUDS Acquisition Sub, Inc., a Delaware corporation (the “Company”), pursuant to Section 6.c.(iii) of that certain Exchange Agreement, dated January 13, 2020 (the “Exchange Agreement”), by and between the Company, the Noteholder and the other noteholders party thereto. Capitalized terms used herein, and not otherwise defined herein, have the respective meanings given to such terms in the Exchange Agreement.
The undersigned hereby certifies, solely in [his/her] capacity as an authorized officer of the Noteholder, and not in any individual capacity, as follows:
4.
The representations and warranties of the Noteholder set forth in Sections 3.a and 3.b of the Exchange Agreement, respectively, are true and correct (without regard to any materiality or similar qualifier contained therein) in all respects, as of the date of the Exchange Agreement and on and as of the Closing Date and (B) each other representation and warranty of the Noteholders contained in Section 3 of the Exchange Agreement was true and correct (without regard to any materiality or similar qualifier contained therein) as of the date of the Exchange Agreement and is true and correct on and as of the Closing Date (except for any representations and warranties made as of an earlier date, which are true and correct as of the specified date) with the same force and effect as if made on the Closing Date, in each case, in all material respects.

5.
The Noteholder has performed or complied with all agreements and covenants required by the Exchange Agreement to be performed or complied with by such Noteholder on or prior to the Closing Date, in each case in all material respects.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Noteholder as of the date first stated above.
[•]
By:

Name:
Title:

Annex C
HYMC 2020 PERFORMANCE AND INCENTIVE PAY PLAN
Effective [•]

Page
21.13. References to Successor Statutes, Regulations and Rules	C-24
21.14. Conflicts	C-24
21.15. Governing Law	C-24

HYMC 2020 PERFORMANCE AND INCENTIVE PAY PLAN
1.
PURPOSE OF PLAN

The Corporation has adopted this Plan to promote the interests of the Corporation, its Affiliated Entities and its stockholders by using stock-based and cash-based incentives to attract, retain and motivate its management and other persons, including officers, Directors, key employees and certain Consultants, to encourage and reward such persons’ contributions to the performance of the Corporation and to align their interests with the interests of the Corporation’s stockholders.
2.
DEFINITIONS

Capitalized terms used in the Plan and not otherwise defined shall have the meanings set forth below:
“Affiliated Entity” means any corporation or other entity controlled by the Corporation and designated by the Committee as such.
“Award” or “Awards,” except where referring to a particular category or grant under the Plan, shall include Restricted Stock, Restricted Stock Units, Incentive Stock Options, Non-qualified Stock Options, Stock Appreciation Rights, Performance Shares, Performance Units, Other Stock-Based Awards and Cash-Based Incentive Awards.
“Award Agreement” means either one of the following, in such form as the Committee shall from time to time approve: (i) an agreement entered into by the Corporation and a Participant setting forth the terms and provisions applicable to an Award; or (ii) a written or electronic statement issued by the Corporation to a Participant describing the terms and provisions of an Award. The Committee may provide for the use of non-paper Award Agreement(s) and acceptance and other actions related thereto that involve the use of electronic, internet, intranet or other non-paper means.
“Board” or “Board of Directors” means the board of directors of the Corporation.
“Canadian Taxpayer” means (i) a Participant who is a resident of Canada for purposes of the Tax Act or (ii) a Participant who has exercised employment duties in Canada and whose Award is subject to tax under the Tax Act.
“Cash-Based Incentive Award” means an Award payable in cash as provided pursuant to Article 12.
“Cause” shall mean, with respect to any Participant, (i) any material breach of any agreement with the Corporation, any Subsidiary of the Corporation or an Affiliated Entity, including any restrictive covenant set forth therein, that, if curable, remains uncured for thirty (30) days following written notice from the Corporation; (ii) any act of dishonesty, fraud, theft, embezzlement, fraud or misappropriation of funds with respect to the Corporation, any Subsidiary of the Corporation or an Affiliated Entity (including acceptance of any bribes or kickbacks or other acts of self-dealing); (iii) the commission of a felony or a crime involving moral turpitude; (iv) any intentional, grossly negligent or unlawful misconduct or other willful act or omission that causes material harm to the standing, business or reputation of the Corporation, any Subsidiary of the Corporation or an Affiliated Entity; (v) such Participant’s repeated failure to perform his or her duties to, or to comply with lawful directives, rules or policies, of the Corporation, any Subsidiary of the Corporation or an Affiliated Entity; (vi) the violation of any law regarding employment discrimination or sexual harassment; (vii) the unauthorized dissemination of confidential information of the Corporation or any Subsidiary of the Corporation; (viii) any material misrepresentation or materially misleading omission in any resume or other information regarding such Participant (including such Participant’s work experience, academic credentials, professional affiliations or absence of criminal record) provided by or on behalf of such Participant when applying for employment with the Corporation, any Subsidiary of the Corporation or an Affiliated Entity; (ix) the Participant’s repeated and consistent underperformance based on formal feedback; (x) the Participant’s insubordination and/or breach of Corporation ethics; or (xi) the Participant’s refusal or failure to perform specific directives of the Board or any officer or employee to whom such Participant reports to the extent that such directives are lawful and consistent with the scope and nature of the Participant’s duties and responsibilities as an employee or contractor of the Corporation. A Participant’s employment or engagement with the Corporation also shall be deemed terminated for Cause if the Participant resigns from the Corporation and the Board or the Committee determines in good faith, either before, at the time of, or after such termination, that one or more of the events described above existed as of the time of such resignation. Notwithstanding the foregoing, if the Participant and the Corporation or the Affiliated Entity have entered into an employment or services agreement that defines the term “Cause” (or a similar term), such definition shall govern for purposes of determining whether such Participant has been terminated for Cause for purposes of the Plan.
“Change in Control” shall mean the occurrence of any of the following events, each of which shall be determined independently of the others:
(i)   any Person (as defined herein) becomes a “beneficial owner” (as such term is used in Rule 13d-3 promulgated under the Exchange Act) of at least 30% of the stock of the Corporation entitled to vote in the election of directors of the Corporation. For purposes of this definition, the term “Person” is used as such term is used in Sections 13(d) and 14(d) of the Exchange Act;
(ii)   the individuals who are Continuing Directors (as hereinafter defined) of the Corporation cease to constitute a majority of the members of the Board of Directors. For purposes of this definition, “Continuing Directors” shall mean the members of the Board on the Effective Date, provided that any person becoming a member of the Board of Directors subsequent to the Effective Date whose election or nomination for election was supported by at least a majority of the directors who then comprised the Continuing Directors shall be considered to be a Continuing Director;
(iii)   the stockholders of the Corporation adopt and consummate a plan of complete or substantial liquidation or an agreement providing for the distribution of all or substantially all of the assets of the Corporation;
(iv)   the Corporation is a party to a merger, consolidation, amalgamation, plan of arrangement, other form of business combination or a sale of all or substantially all of its assets, with an unaffiliated third party, unless the business of the Corporation following consummation of such merger, consolidation, amalgamation, plan of arrangement or other business combination is continued following any such transaction by a resulting entity (which may be, but need not be, the Corporation) and the stockholders of the Corporation immediately prior to such transaction hold, directly or indirectly, at least 30% of the voting power of the resulting entity; provided, however, that a merger, consolidation, amalgamation, plan of arrangement or other business combination effected to implement a recapitalization of the Corporation (or similar transaction) shall not constitute a Change in Control; or
(v)   there is a change in control of the Corporation of a nature that is reported in response to item 5.01 of Current Report on Form 8-K or any similar item, schedule or form under the Exchange Act, as in effect at the time of the change, whether or not the Corporation, is then subject to such reporting requirements.
“Change in Control Price” means, if the Change in Control is the result of a tender or exchange offer, merger or other corporate transaction, the highest price per share of Common Stock paid in such tender or exchange offer, merger or other corporate transaction. Otherwise, “Change in Control Price” means the Fair Market Value of a share of Common Stock upon the Change in Control. To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other non-cash consideration, the value of such securities or other non-cash consideration shall be determined in the sole discretion of the Committee.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Committee” means the Compensation Committee consisting of two or more members of the Board, each of who shall meet the requirements for (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and (ii) an “independent director” under the NYSE American and other applicable listing rules and any other required independence standards.
“Common Stock” means the Class A common stock of the Corporation.

“Corporation” means Hycroft Mining Holding Corporation, a Delaware corporation.
“Consultant” means any consultant or advisor if:
(a)   the consultant or advisor renders bona fide services to the Corporation or any Affiliated Entity for a period of at least 12 months and, in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Entity;
(b)   the services rendered by the consultant or advisor are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Corporation’s securities; and
(c)   the consultant or advisor is a natural person who has contracted directly with the Corporation, any Subsidiary of the Corporation or an Affiliated Entity to render such services under a written contract.
“Deferred Payment Date” means, for a Participant, the date after the Period of Restriction to which the Participant has elected to defer payment with respect to a Restricted Stock Unit Award.
“Director” means a member of the Board of Directors who is not an Employee (including any director who has retired as an Employee).
“Effective Date” means [•].
“Eligible Person” means any Employee, Director or Consultant of the Corporation, any Subsidiary of the Corporation or of any Affiliated Entity.
“Employee” means any officer or other employee of the Corporation, any Subsidiary of the Corporation or any Affiliated Entity.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exercise Price” means the price at which the shares of Common Stock underlying an Option or SAR may be purchased upon exercise thereof.
“Expiration Date” means the tenth (10th) anniversary of the Effective Date.
“Fair Market Value” means, as applied to a specific date, the price of a share of HYMC Class Common A Stock that is based on the opening, closing, actual, high, low or average selling prices of a share of HYMC Class Common A Stock reported on any established stock exchange or national market system including without limitation the New York Stock Exchange and the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Compensation Committee in its discretion. Unless the Compensation Committee determines otherwise or unless otherwise specified in an award agreement, Fair Market Value shall be deemed to be equal to the closing price of a share of HYMC Class Common A Stock on the most recent date on which shares of HYMC Class Common A Stock were publicly traded. Notwithstanding the foregoing, if the HYMC Class Common A Stock is not traded on any established stock exchange or national market system, the Fair Market Value means the price of a share of HYMC Class Common A Stock as established by the Compensation Committee acting in good faith based on a reasonable valuation method that is consistent with the requirements of Section 409A of the Code and the regulations thereunder.
“Incentive Stock Option” or “ISO” means a Stock Option that qualifies as an incentive stock option under Section 422 of the Code.
“Insider” means:
(a)   the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Corporation, of a Significant Stockholder of the Corporation or of a major Subsidiary of the Corporation;

(b)   a Director, or a director of a Significant Stockholder of the Corporation or of a major Subsidiary of the Corporation;
(c)   a person or company responsible for a principal business unit, division or function of the Corporation;
(d)   a Significant Stockholder of the Corporation;
(e)   a Significant Stockholder based on post-conversion beneficial ownership of the Corporation’s securities and the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and every director of the Significant Stockholder of the Corporation based on post-conversion beneficial ownership;
(f)   a management company that provides significant management or administrative services to the Corporation or a major Subsidiary of the Corporation, every director of the management company, every Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the management company, and every significant stockholder of the management company;
(g)   an individual performing functions similar to the functions performed by any of the insiders described in paragraphs (a) to (f); or
(h)   any other insider that:
(i)   in the ordinary course receives or has access to information as to material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed; and
(ii)   directly or indirectly exercises, or has the ability to exercise, significant power or influence over the business, operations, capital or development of the Corporation.
“Key Employee” means a Participant if the Participant meets the requirements of Section 416(i)(1)(A)(i), (ii), or (iii) of the Code (applied in accordance with the Regulations and disregarding Section 416(i)(5)) of the Code) at any time during the 12-month period ending on the specified employee identification date (as such term is defined in Section 1.409A-1(i)(3) of the Regulations).
“Non-qualified Stock Option” means a Stock Option that is not an Incentive Stock Option.
“Option” or “Stock Option” means a right to purchase Common Stock granted under Article 8 to an Eligible Person.
“Other Stock-Based Award” means an equity-based or equity-related Award of a type other than those described in Articles 7 – 10, and which is granted pursuant to Article 11.
“Participant” means any Eligible Person who has received an Award under the Plan or such Eligible Person’s successor in interest.
“Performance Period” means the period of time during which performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.
“Performance Share” means an Award granted to a Participant pursuant to Article 10, denominated in shares of Common Stock, the value of which at the time it is payable is determined based on actual results of the corresponding performance criteria.
“Performance Unit” means an Award granted to a Participant pursuant to Article 10, denominated in units, the value of which at the time it is payable is determined based on actual results of the corresponding performance criteria.
“Period of Restriction” means the period when Restricted Stock or Restricted Stock Units (or other types of Awards as may be applicable) are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or on the occurrence of other events as determined by the Committee, in its discretion), as provided in the Plan and/or the applicable Award Agreement.

“Permanent Disability” shall mean that the Participant becomes physically or mentally incapacitated or disabled so that the Participant is unable to perform substantially the same services as the Participant performed prior to incurring such incapacity or disability (the Corporation, at its option and expense, being entitled to retain a physician to confirm the existence of such incapacity or disability, and the determination of such physician to be binding upon the Corporation and the Participant), and such incapacity or disability continues for a period of three consecutive months or any six months in any 12-month period or such other period(s) as may be determined by the Committee with respect to any Award; provided, however, that if the Participant and the Corporation or the Affiliated Entity have entered into an employment or services agreement which defines the term “Permanent Disability” (or a similar term), such definition shall govern for purposes of determining whether such Participant is subject to a Permanent Disability for purposes of the Plan. Notwithstanding the foregoing, (i) for purposes of determining the period during which an Incentive Stock Option may be exercised pursuant to Section 13.2.1 hereof, “Permanent Disability” shall mean “permanent and total disability” as defined in Section 22(e)(3) of the Code and (ii) for purposes of an Award subject to Section 409A, “Permanent Disability” shall mean “disabled” as set forth in Section 409A(a)(2)(C) of the Code.
“Plan” means this HYMC 2020 Performance and Incentive Pay Plan of the Corporation, as amended, supplemented or restated from time to time.
“Plan Term” means the period during which the Plan remains in effect (commencing on the Effective Date and ending on the Expiration Date).
“Regulations” means the regulations, as amended from time to time, which are issued under Section 409A of the Code.
“Reorganization” means any merger, consolidation, sale or other disposition of all or substantially all of the assets of the Corporation or other reorganization.
“Representative” means an executor, administrator, guardian, trustee or other representative of a Participant who has legal authority to exercise such Participant’s Options or Stock Appreciation Rights or rights under other types of Awards on behalf of such Participant or such Participant’s estate.
“Restricted Stock” means Common Stock granted under the Plan which is subject to certain restrictions and to a risk of forfeiture.
“Restricted Stock Unit” means a right granted under the Plan to receive Common Stock, cash or a combination thereof at the end of a specified period (except that Canadian Taxpayers may only receive Common Stock), which is subject to certain restrictions and to a risk of forfeiture.
“Section 409A” means Section 409A of the Code.
“Separation from Service” means separation from service as defined in Section 1.409A-1(h) of the Regulations.
“Significant Stockholder” is a person who, at the time an Award is granted to such person under the Plan, owns more than 10% of the combined voting power of all classes of stock of the Corporation or of any Affiliated Entity (after application of the attribution rules set forth in Treas. Reg. § 1.424-1(d)).
“Specified Employee” means any Participant who, as of the date of the Participant’s Separation from Service, is a Key Employee of the Company but only if any stock of the Company is publicly traded on an established securities market or otherwise. If a Participant is a Specified Employee as of the specified employee identification date, the Participant is treated as a Specified Employee for the entire 12-month period beginning on the specified employee effective date (as such term is defined in Section 1.409A-1(i)(4) of the Regulations). The Committee may, in compliance with the Regulations: (a) elect the definition of compensation which shall be used to determine whether a Participant is a Specified Employee, (b) designate the specified employee identification date, (c) designate the specified employee effective date and (d) make such other determinations as may be necessary, advisable or convenient to determine whether any Participant is a Specified Employee. In the absence of any designation by the Committee, the specified employee identification date shall be December 31 and the specified employee effective date shall be the first day of the fourth month following the specified employee identification date.

“Stock Appreciation Right” or “SAR” means a right of the type described in Article 9.
“Subsidiary” means any subsidiary corporation as defined in Section 424(f) of the Code.
“Tax Act” means the Income Tax Act (Canada).
3.
EFFECTIVE DATE AND TERM OF PLAN

3.1.   Term of Plan; Amendment and Restatement.   This Plan became effective as of the Effective Date and all Awards shall be governed by the Plan, as amended from time to time in accordance with Article 18. This Plan shall continue in effect until the Expiration Date, at which time the Plan shall automatically terminate.
3.2.   Effect on Awards.   Awards may be granted during the Plan Term. No Awards may be granted after the Plan Term. Notwithstanding the foregoing, each Award properly granted under the Plan during the Plan Term shall remain in effect after termination of the Plan until such Award has been exercised, terminated or expired, as applicable, in accordance with its terms and the terms of the Plan.
3.3.   Stockholder Approval.   This Plan will be submitted for approval by the Corporation’s stockholders on no later than [•].
4.
SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1.   Number of Shares Available for Awards.
4.1.1.   Share Authorization.   Subject to adjustment as provided in Section 4.3, the maximum number of shares of Common Stock available for issuance to Participants under the Plan on or after the Effective Date (the “Share Authorization”) shall be [•] shares, which may be issued entirely through Incentive Stock Options or through a combination of any one or more of the forms of Awards permitted under the Plan. The shares of Common Stock available for issuance under the Plan may be authorized and unissued shares or treasury shares.
4.1.2.   Shares Available for Future Grant.   Shares of Common Stock covered by an Award shall only be counted against the Share Authorization to the extent they are actually issued, provided, that, if any shares of Common Stock subject to an Award are forfeited, an Award expires or otherwise terminates without issuance of shares of Common Stock subject to such Award, or an Award is settled for cash (in whole or in part) or otherwise does not result in the issuance of all or a portion of the shares of Common Stock subject to such Award (including on payment in shares of Common Stock on exercise of a Stock Appreciation Right), such shares of Common Stock shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, be available again for grant under the Plan. In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of shares of Common Stock (either actually or by attestation) or by the withholding of shares of Common Stock by the Corporation, or (ii) withholding tax liabilities arising from such Option or other Award are satisfied by the tendering of shares of Common Stock (either actually or by attestation) or by the withholding of shares of Common Stock by the Corporation, then in each such case the shares of Common Stock so tendered or withheld shall be added to the shares of Common Stock and available again for grant under the Plan for Awards other than Incentive Stock Options.
4.1.3.   Limit on Grants to Directors.   Subject to Section 4.1.4, the maximum aggregate number of shares of Common Stock that may be granted to Directors under the Plan shall be limited to [•].
4.1.4.   Limit on Grants to Insiders.   The maximum aggregate number of shares of Common Stock that may be issuable to Insiders under the Plan and all other security based compensation arrangements of the Corporation at any time shall not exceed 10% of the total number of shares of Common Stock then outstanding. The aggregate number of shares of Common Stock that may be issued to Insiders under the Plan and all other security-based compensation arrangements of the Corporation, within a one-year period, shall not exceed 10% of the total number of shares of Common Stock then outstanding.
4.2.   Annual Award Limits.   The following limits (“Annual Award Limits”) shall apply to grants of such Awards under the Plan, subject to any adjustments pursuant to Section 4.3 or 18.2.

4.2.1.   Restricted Stock or Restricted Stock Units.   The aggregate maximum number of shares of Common Stock that may be subject to Awards of Restricted Stock or Restricted Stock Units granted in any one calendar year to any one Participant shall be 1,000,000.
4.2.2.   Options and SARs.   The aggregate maximum number of shares of Common Stock that may be subject to Awards of Options (including ISOs) or SARs granted in any one calendar year to any one Participant shall be 1,000,000.
4.2.3.   Performance Shares and Performance Units.   The aggregate maximum number of shares of Common Stock that may be subject to Awards of Performance Shares or Performance Units granted in any one calendar year to any one Participant shall be 1,000,000.
4.2.4.   Other Stock-Based Awards.   The aggregate maximum number of shares of Common Stock that may be subject to Other Stock-Based Awards granted in any one calendar year to any one Participant shall be 1,000,000.
4.2.5.   Cash-Based Awards.   The aggregate maximum amount of any Cash-Based Awards granted in any one calendar year to any one Participant shall be five million U.S. dollars ($5,000,000).
4.2.6.   Awards to Directors.   Notwithstanding Section 4.1.3, and subject to Sections 4.2.1 – 4.2.5, the aggregate maximum number of shares of Common Stock that may be granted in any one calendar year to any Director shall be equal to (x) 1,000,000 divided by (y) the Fair Market Value of a share of Common Stock on the date of grant.
4.3.   Adjustments in Authorized Shares.   If the number of outstanding shares of Common Stock is increased or decreased through a Reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, an appropriate and proportionate adjustment shall be made in: (i) the number of shares of Common Stock included in the Share Authorization in Section 4.1.1 and the share limitation in Sections 4.1.3 and 4.1.4; (ii) the number of shares of Common Stock that may be issued under outstanding Awards; and (iii) the Award limits specified in Section 4.2. Subject to Section 18.1, in the event that the shares of Common Stock are changed into or exchanged for different kinds of shares or other securities of the Corporation through transactions of the type referenced above, or in the event of an extraordinary cash dividend, the Committee, in its sole discretion, in order to prevent dilution or enlargement of Participants’ rights under the Plan and in order to preserve the intended benefits of the Plan, may substitute or adjust, as applicable, the number and kind of shares or other securities that may be issued under the Plan or under particular forms of Awards, the number and kind of shares or securities subject to outstanding Awards, the Annual Award Limits, and other value determinations applicable to outstanding Awards.
Subject to Section 18.1 and any applicable regulatory approval, the Committee, in its sole discretion, may also make appropriate adjustments in the terms of any Awards under the Plan to reflect such changes or distributions and to modify any other terms of outstanding Awards, including modifications of performance goals and changes in the length of Performance Periods, in order to preserve the intended benefits of the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan. No amendment, modification, suspension or termination may impact the distribution of any Award that is subject to Section 409A, except as permitted by such Section.
5.   ADMINISTRATION
5.1.   General.   The Committee shall be responsible for administering the Plan, subject to this Article 5 and the other provisions of the Plan. The Committee may retain attorneys, consultants, accountants, or other advisors. The Committee, the Corporation, and its officers and directors shall be entitled to rely upon the advice, opinions, or valuations of any such advisors. The fees of any such advisors shall be paid by the Corporation. All actions taken and all interpretations and determinations made by the Committee shall be final and binding on the Participants, beneficiaries, the Corporation, any Subsidiary of the Corporation, any Affiliated Entity and all other interested individuals.
5.2.   Authority of the Committee.   The Committee shall have full and, except as otherwise expressly provided in the Plan, exclusive power and discretion: (i) to interpret the terms and the intent of the Plan and any Award Agreement or other agreement or document ancillary to or entered into in connection with the Plan, and to adopt such rules, regulations, forms, instruments, and guidelines for administering the Plan as the Committee may deem necessary or proper; (ii) to select Participants; (iii) to establish the terms and conditions of all Awards, including the terms and conditions to be set forth in Award Agreements; (iv) to grant Awards as an alternative to or as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Corporation; and (v) subject to Article 18, to adopt modifications and amendments to the Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the jurisdictions in which the Corporation and/or its Affiliated Entities operate or may operate.
5.3.   Delegation.   The Committee, in its sole discretion, may delegate the Committee’s authority and duties under the Plan to the Chief Executive Officer of the Corporation, or to any other committee, in either case to the extent permitted under applicable law, under such conditions and limitations as the Board or the Committee may from time to time establish, except that only the Committee may make any determinations regarding Awards to Participants who are subject to Section 16 of the Exchange Act.
5.4.   No Liability.   No member of the Board or the Committee or any designee thereof will be liable for any action or inaction with respect to the Plan or any Award or any transaction arising under the Plan or any Award, except in circumstances constituting bad faith of such member.
6.   ELIGIBILITY
Only Eligible Persons shall be eligible to receive Awards under the Plan and may be selected from time to time to receive Awards by the Committee, in its sole and absolute discretion.
7.   RESTRICTED STOCK AND RESTRICTED STOCK UNITS
7.1.   Grant of Restricted Stock and Restricted Stock Units.   The Committee may grant Restricted Stock Awards and/or Restricted Stock Units to any Eligible Persons, except that a Restricted Stock Award may not be granted to an Eligible Person that is a Canadian Taxpayer.
7.2.   Restricted Stock or Restricted Stock Unit Award Agreement.   Each Award of Restricted Stock and/or Restricted Stock Units shall be evidenced by an Award Agreement that specifies the material terms of the Award, including, without limitation, the Period(s) of Restriction, the number of shares of Restricted Stock or the number of Restricted Stock Units granted, vesting terms (which can include, without limitation, time-based or performance-based terms) and such other provisions as the Committee shall determine in its discretion.
7.3.   Other Restrictions.   The Committee may impose such other conditions and/or restrictions on any shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, time-based restrictions, and/or restrictions under applicable laws, rules and regulations or under the requirements of any stock exchange or market upon which such shares of Common Stock are listed or traded, holding requirements or sale restrictions placed on the shares by the Corporation upon vesting of such shares of Restricted Stock or Restricted Stock Units, a requirement that Participants pay a stipulated purchase price for each share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, and/or time-based restrictions on vesting.
Except as otherwise provided in this Article 7, and subject in all cases to the requirements of applicable laws, rules and regulations, shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), and Restricted Stock Units shall be paid in cash, shares of Common Stock, or a combination of cash and shares of Common Stock as the Committee, in its sole discretion shall determine, except that Restricted Stock Units shall only be paid in shares of Common Stock to Canadian Taxpayers.
7.4.   Certificate Retention or Legend.   To the extent that a certificate is issued to evidence shares of Restricted Stock, the Committee may determine in its sole discretion that such certificate shall: (i) be retained by the Corporation until such time as all conditions and/or restrictions applicable to such shares have been satisfied or lapse; and/or (ii) bear a legend such as the following or as otherwise determined by the Committee in its discretion:
The sale or transfer of shares of Common Stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the HYMC 2020 Performance and Incentive Pay Plan, and in the associated Award Agreement. A copy of such Plan and Award Agreement may be obtained from Hycroft Mining Holding Corporation.
7.5.   Voting Rights.   Issued and outstanding shares of Restricted Stock shall at all times possess the same voting rights as all other issued and outstanding shares of Common Stock. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.
7.6.   Dividends and Dividend Equivalents.   Except as the Committee determines otherwise with respect to a particular Award and as set forth in the applicable Award Agreement, issued and outstanding shares of Restricted Stock shall be entitled to dividends if, as and when declared by the Board with respect to the Corporation’s shares of Common Stock on the same basis and on the same payment dates as all other issued and outstanding shares of Common Stock. The Committee may, in its discretion, grant dividend equivalents with respect to any Restricted Stock Units. The terms and conditions of such dividend equivalents, including the rate per Restricted Stock Unit, timing of payment and other requirements, shall be established by the Committee in its discretion, subject to the requirements of Article 17 of the Plan; such dividend equivalents may be paid by crediting the Participant’s account with additional Restricted Stock Units, with the number of such additional Restricted Stock Units determined by dividing the amount of the dividend paid on a share of Common Stock by the Fair Market Value of such shares of Common Stock on the date the dividend was paid, multiplied by the number of Restricted Stock Units credited to the Participant’s account; provided, however, that if an Award under the Plan is subject to vesting based upon the achievement of certain performance goals, any dividend and dividend equivalents, if any, with respect to such Award shall be paid only upon and to the extent that the underlying Award vests.
7.7.   Section 83(b) Election.   The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned on the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the Participant shall be required to promptly file a copy of such election with the Corporation.
7.8.   Deferred Payment Date.   A Participant who is a Canadian Taxpayer may elect to set a Deferred Payment Date with respect to any Restricted Stock Unit Award. To do so, such Participant must give the Committee written notice of the Deferred Payment Date not later than sixty (60) days prior to the expiration of the Period of Restriction. A Participant shall not be permitted to give or change any such notice after the day which is sixty (60) days prior to the expiration of the Period of Restriction. Participants who are United States-based taxpayers may not elect to set a Deferred Payment Date.
8.   STOCK OPTIONS
8.1.   Grant of Stock Options.   The Committee may grant Option Awards and determine whether an Option will be an Incentive Stock Option or a Non-qualified Stock Option, whether to couple an SAR with an Option, the number of shares of Common Stock to be subject to each Option, the Exercise Price, the number of installments, if any, in which each Option may vest, the expiration date of each Option and all other terms and conditions of each Option. Incentive Stock Option Awards may be granted only to Participants who are Employees.
8.2.   Stock Option Award Agreements.   Each Option Award granted pursuant to the Plan shall be evidenced by an Award Agreement that specifies the material terms of the Award, including, without limitation, terms consistent with the following provisions, and such other provisions as the Committee shall determine in its discretion:
8.2.1.   Duration.   Each Option and all rights associated therewith, shall expire on such date as the Committee may determine, but in no event later than the ten-year anniversary of the date of grant;

provided, however, that in the case of an Incentive Stock Option granted to a Significant Stockholder, the date of expiration may in no event be later than the five-year anniversary of the date of grant. Notwithstanding the foregoing, an Option held by a Participant will be subject to a limited extension of 10 business days if so provided in the Award Agreement in the event that the expiration date of the Option held by a Participant falls within a trading “blackout” period imposed by the Corporation and applicable to the Participant.
8.2.2.   Exercise Price.   The Exercise Price for each share of Common Stock that is the subject of an Option shall be determined by the Committee as of the date of grant, subject to adjustment pursuant to Section 18.2. The exercise price of any Option designated as a Non-qualified Stock Option shall be equal to no less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to such Option on the date of grant. The exercise price of any Option designated as an Incentive Stock Option shall be equal to (i) no less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to such Option on the date of grant, if granted to a Participant other than a Significant Stockholder; and (ii) no less than one hundred ten percent (110%) of the Fair Market Value of the Common Stock subject to such Option on the date of grant, if granted to a Significant Stockholder.
8.2.3.   Vesting.   Each Option granted under the Plan shall vest and be exercisable in such installments, if any, during the period prior to its expiration date as the Committee shall determine.
8.2.4.   No Repricing.   Except as otherwise permitted as an adjustment pursuant to Section 18.2 or as approved by the Corporation’s stockholders, the Exercise Price of an Option outstanding under the Plan may not be reduced, whether through amendment, exchange, cancellation and re-grant, repurchase or other method.
8.3.   Exercise of Options.
8.3.1.   Notice by Participant.   Each Participant (or such Participant’s Representative) who desires to exercise an Option shall give advance written notice of such exercise to the Corporation in such form as may be prescribed from time to time by the Committee or the management of the Corporation.
8.3.2.   Payment of Exercise Price.   Except as described in Section 8.3.3, in the discretion of the Committee, the Exercise Price for Stock Options may be payable in the following ways:
(a)   by cash or by check payable to the Corporation;
(b)   in shares of Common Stock (which are owned by the Participant free and clear of all liens and other encumbrances and which are not subject to vesting or other restrictions, including those set forth in Article 7) having an aggregate Fair Market Value on the date of exercise equal to the Exercise Price for the shares being purchased;
(c)   by requesting that the Corporation withhold such number of shares of Common Stock then issuable upon the exercise of the Stock Option as will have an aggregate Fair Market Value equal to the Exercise Price for the shares being acquired upon exercise of the Stock Option;
(d)   by waiver of compensation due or accrued to the Participant for services rendered;
(e)   provided that a public market for the Common Stock exists, and to the extent permitted by the Sarbanes-Oxley Act of 2002 and other applicable law:
(i)   through a “same day sale” commitment from the Participant and a broker-dealer that is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA Dealer”) whereby the Participant irrevocably elects to exercise the Stock Option and sell a portion of the shares so purchased to pay the Exercise Price (or a larger number of the shares so purchased), and whereby the FINRA Dealer irrevocably commits upon receipt of such shares to forward the Exercise Price directly to the Corporation (and any excess to the Participant); or

(ii)   through a “margin” commitment from the Participant and a FINRA Dealer whereby the Participant irrevocably elects to exercise the Stock Option and to pledge the shares so purchased to the FINRA Dealer in a margin account as security for a loan from the FINRA Dealer in the amount of the purchase price, and whereby the FINRA Dealer irrevocably commits upon receipt of such shares to forward the Exercise Price directly to the Corporation; or
(f)   by any combination of the foregoing.
If the Exercise Price for a Stock Option is paid in whole or in part in shares of Common Stock, any portion of the Exercise Price representing a fraction of a share must be paid in cash. When full payment of the Exercise Price has been made to the Corporation, the Participant will be considered for all purposes the owner of the shares with respect to which payment has been made, subject to the restrictions set forth in the Plan or in the Award Agreement.
8.3.3.   Payment of Exercise Price — Canadian Participants.   Notwithstanding the terms of Section 8.3.2, with respect to Options held by Participants who are residents of Canada for purposes of the Income Tax Act (Canada) or Participants who were granted Options, all or partially, in respect of employment rendered in Canada, the payment of the Exercise Price associated with an Option may only be made in cash or by check payable to the Corporation.
8.3.4.   Exercise by Participant’s Spouse.   Unless otherwise provided in an Award Agreement, an Option shall be exercisable during the Participant’s lifetime only by the Participant (or, in the case of the incapacity of the Participant, by the Participant’s Representative) regardless of any community property interest therein of the spouse of the Participant, or such spouse’s successors in interest. If the spouse of the Participant shall have acquired a community property interest in such Option, the Participant, or the Participant’s Representative, may exercise the Option on behalf of the spouse of the Participant or such spouse’s successors in interest.
8.4.   Special Provisions for Incentive Stock Options.   In addition to the limitation applicable to Incentive Stock Options in Section 4.2.2, to the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock underlying an Incentive Stock Option granted to a Participant under the Plan (and any other option plans of the Corporation) that become exercisable for the first time by the Participant during any calendar year exceeds $100,000 (or, if different, the maximum limitation in effect at the time of grant under Section 422 of the Code, or any successor provision), the portion of such Incentive Stock Option in excess of $100,000 (or, if different, such maximum limitation) will be treated as a Non-qualified Stock Option. Except in the case of the Participant’s death or Permanent Disability, the portion of any Incentive Stock Option not exercised within three months after termination of employment with the Corporation and its Affiliated Entities will be treated as a Non-qualified Stock Option.
9.   STOCK APPRECIATION RIGHTS
9.1.   Grant of Stock Appreciation Rights.   The Committee may grant an Award of Stock Appreciation Rights in connection with an Option Award (“Tandem SAR”) or independently of any Option Award (“Freestanding SAR”).
9.2.   SAR Award Agreement.   Each SAR Award granted pursuant to the Plan shall be evidenced by an Award Agreement that specifies the material terms of the Award, including, without limitation, terms consistent with the following provisions, and such other provisions as the Committee shall determine in its discretion:
9.2.1.   Duration.   Each SAR, and all rights associated therewith, shall expire on such date as the Committee may determine, but in no event later than the ten-year anniversary of the date of grant, subject to a limited extension of 10 business days if so provided in the Award Agreement in the event that the expiration date of an Award held by a Participant falls within a trading “blackout” period imposed by the Corporation and applicable to the Participant.

9.2.2.   Exercise Price.   The Exercise Price for each share of Common Stock that is the subject of a SAR shall be determined by the Committee and shall not be less than the Fair Market Value of a share of Common Stock on the date of grant, subject to adjustment pursuant to Section 18.2.
9.2.3.   Vesting.   Unless otherwise specified in an Award Agreement, each SAR granted under the Plan shall vest and be exercisable in such installments, if any, during the period prior to its expiration date as the Committee shall determine.
9.2.4.   No Repricing.   Except as otherwise permitted as an adjustment pursuant to Section 18.2 or as approved by the Corporation’s stockholders, the Exercise Price of a SAR outstanding under the Plan may not be reduced, whether through amendment, exchange, cancellation and re-grant, repurchase or other method.
9.2.5.   Exercise of Tandem SAR.   A Tandem SAR shall be exercisable to the extent, and only to the extent, the associated Option is exercisable and shall be exercisable only for such period as the Committee may determine. Upon exercise of a Tandem SAR, the Participant shall be required to surrender to the Corporation unexercised the Option to which it relates, or any portion thereof.
9.2.6.   Exercise of Freestanding SAR.   A Freestanding SAR may be exercised in accordance with the terms of the applicable Award Agreement.
9.2.7.   Receipt of Shares or Cash Upon Exercise.   Upon exercise of a SAR, the Participant shall receive that number of shares of Common Stock (rounded down to the nearest whole number) having an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock over the Exercise Price per share specified in the applicable Award Agreement, multiplied by the number of shares of Common Stock subject to the SAR, or portion thereof, which is exercised. However, the Committee may elect to settle, or the Award Agreement may permit the Participant to elect to receive (subject to approval by the Committee), any part or all of the Corporation’s obligation arising out of the exercise of the SAR by the payment of cash equal to the aggregate Fair Market Value of that part or all of the shares of Common Stock it would otherwise be obligated to deliver.
10.   PERFORMANCE SHARES AND PERFORMANCE UNITS
10.1.   Grant of Performance Shares and Performance Units.   The Committee may grant Performance Shares and/or Performance Units to Eligible Persons.
10.2.   Performance Share or Performance Unit Award Agreement.   Each Award of Performance Shares or Performance Units shall be evidenced by an Award Agreement that specifies the material terms of the Award, including, without limitation, any performance metrics, vesting provisions and expiration date, and such other provisions as the Committee shall determine in its discretion.
10.3.   Value of Performance Shares and Performance Units.   Each Performance Share shall have an initial value based on one share of Common Stock on the date of grant. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The Committee shall set performance metrics in its discretion that, depending on the actual performance results, will determine the number and/or value of the Performance Shares and Performance Units that will be paid to the Participant.
10.4.   Earning of Performance Shares and Performance Units.   After the applicable Performance Period has ended, the holder of Performance Shares or Performance Units shall be entitled to receive a payout on the value and number of Performance Shares or Performance Units earned by the Participant over the Performance Period, if such payout is due as determined based on the actual results of the corresponding performance criteria.
10.5.   Form and Timing of Payment of Performance Shares and Performance Units.   Payment of earned Performance Shares and Performance Units shall be made as determined by the Committee and as set forth in the applicable Award Agreements. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Shares and Performance Units in the form of shares of Common Stock or in cash (or a combination thereof) equal to their value, if any, at the end of the applicable Performance Period or as soon as practicable thereafter. Shares of Common Stock may be granted subject to any restrictions deemed appropriate by the Committee, as set forth in the applicable Award Agreements.

10.6.   No Dividends Payable.   Awards of Performance Shares or Performance Units shall not be entitled to dividends with respect to the Corporation’s shares of Common Stock, but, in the discretion of the Committee, may be entitled to dividend equivalents earned and payable to the extent, and at the time, of any payout of such Award.
11.   OTHER STOCK-BASED AWARDS
The Committee may grant Other Stock-Based Awards (which may include unrestricted shares of Common Stock) in such amounts and subject to such terms and conditions as the Committee determines appropriate, and may include, without limitation, Awards that upon grant are fully vested and non-forfeitable. Such Other Stock-Based Awards may entail the issue or transfer of actual shares of Common Stock or payment in cash or otherwise of amounts based on the value of shares of Common Stock. Each Other Stock-Based Award shall be evidenced by an Award Agreement that specifies the material terms and conditions of the Award, including, without limitation, any restrictions or vesting provisions and whether such Award is entitled to dividends or dividend equivalents, and such other provisions as the Committee shall determine in its discretion.
12.   CASH-BASED INCENTIVE AWARDS
12.1.   Eligibility.   The Committee may grant annual Cash-Based Incentive Awards to Employees in accordance with this Article 12. The terms of each Cash-Based Incentive Award shall be set forth in an Award Agreement.
12.2.   Annual Awards.
12.2.1.   Performance Goals.   The Committee shall establish objective performance goals for a calendar year Performance Period.
12.2.2.   Amount of Awards.   In conjunction with the establishment of performance goals, the Committee shall adopt an objective formula for determining the respective amount payable under a Cash-Based Incentive Award if and to the extent the performance goals are attained.
12.3.   Payment of Awards.   Cash-Based Incentive Awards will be payable to Participants in cash following written certification by the Committee of attainment of the specified performance goals for the applicable Performance Period, provided, however, that such payments shall be made no later than March 15 of the calendar year following the year of the Performance Period.
12.4.   Guidelines.   The Committee may adopt from time to time written policies for its implementation of this Article 12.
13.   FORFEITURE AND TERMINATION OF EMPLOYMENT OR SERVICE AS A DIRECTOR OR CONSULTANT
13.1.   Terms Provided in Award Agreements.   Except as otherwise determined by the Committee in connection with particular Awards and set forth in the applicable Award Agreements, the provisions of Sections 13.2 and 13.3 shall apply to outstanding Awards held by a Participant at the time of termination of the Participant’s employment or the termination of a Participant’s service as a Director or Consultant.
13.2.   Effect of Termination of Employment on Awards — Employees Only.
13.2.1.   Termination.   Subject to Section 13.2.2, and except as otherwise provided in an Award Agreement or other written agreement between the Corporation and the Participant, which may be entered into at any time before or after termination of employment of the Participant, in the event of the termination of an Employee Participant’s employment with the Corporation, a Subsidiary of the Corporation or an Affiliated Entity, (i) all of such Participant’s unvested Awards shall expire, terminate and be forfeited, and shall be void for all purposes, immediately on the date such Participant’s employment is terminated; and (ii) all of such Participant’s Awards that are vested on or prior to the date such Participant’s employment is terminated shall not expire for the applicable time period set forth below.
(a)   Death or Permanent Disability.   In the event such Participant’s employment with the Corporation, a Subsidiary of the Corporation or an Affiliated Entity terminates as a result of death or Permanent Disability, such Participant’s then vested Awards shall not expire until the earlier of (1) the date on which such Awards would have expired in accordance with their terms had such Participant remained employed; and (2) the date that is (A) one hundred eighty (180) days after the Participant’s employment is terminated, if the Award is not an Incentive Stock Option; or (B) twelve (12) months after the Participant’s employment is terminated, if the Award is an Incentive Stock Option.
(b)   Termination for Cause.   In the event such Participant’s employment with the Corporation, a Subsidiary of the Corporation or an Affiliated Entity terminates for Cause, such Participant’s then vested Awards shall expire, terminate and be forfeited upon the date the Participant’s employment is terminated. If such Participant’s employment is suspended pending an investigation of whether such Participant’s employment should be terminated for Cause, all of such Participant’s rights under any Award shall likewise be suspended during the period of such investigation.
(c)   Other Termination.   In the event such Participant’s employment with the Corporation, a Subsidiary of the Corporation or an Affiliated Entity terminates for any reason other than as a result of death, Permanent Disability or for Cause, such Participant’s then vested Awards shall not expire until the earlier of (1) the date on which such Awards would have expired in accordance with their terms had such Participant remained employed; and (2) the date that is thirty (30) days after such Participant’s employment is terminated.
13.2.2.   Alteration of Vesting and Exercise Periods.   Notwithstanding anything to the contrary in Section 13.2.1, the Committee may in its discretion designate shorter or longer periods to claim or otherwise exercise Awards following a Participant’s termination of employment; provided; however, (i) that in no event shall the term to exercise a Stock Option after termination of employment be extended beyond the original maximum term of such Stock Option; and (ii) that any shorter periods determined by the Committee shall be effective only if provided for in the Award Agreement or if such shorter period is agreed to in writing by the Participant. Notwithstanding anything to the contrary herein, Awards shall be claimed or exercisable by a Participant following such Participant’s termination of employment only to the extent that installments thereof had become exercisable on or prior to the date of such termination; provided, however, that the Committee may, in its discretion, elect to accelerate the vesting of all or any portion of any Awards that had not vested on or prior to the date of such termination.
13.3.   Effect of Termination of Engagement on Awards — Non-Employees Only.
13.3.1.   Termination.   Subject to Section 13.3.2, and except as otherwise provided in an Award Agreement or other written agreement between the Corporation and the Participant, which may be entered into at any time before or after termination of the engagement of the Participant, in the event of the termination of the engagement of a Director or Consultant, (i) all of such Participant’s unvested Awards shall expire, terminate and be forfeited, and shall be void for all purposes, immediately on the date such Director’s or Consultant’s engagement is terminated and (ii) all of such Participant’s Awards that are vested on or prior to the date such Participant’s engagement is terminated shall not expire for the applicable time period set forth below.
(a)   Death or Permanent Disability.   In the event such Participant’s engagement with the Corporation or an Affiliated Entity terminates as a result of death or Permanent Disability, such Participant’s then vested Awards shall not expire until the earlier of (1) the date on which such Awards would have expired in accordance with their terms had such Participant remained engaged; and (2) the date that is one hundred eighty (180) days after the Participant’s engagement is terminated.
(b)   Termination for Cause.   In the event such Participant’s engagement with the Corporation or an Affiliated Entity terminates for Cause, such Participant’s then vested Awards shall expire, terminate and be forfeited upon the date the Participant’s engagement is terminated. If such Participant’s engagement is suspended pending an investigation of whether such Participant’s engagement should be terminated for Cause, all of such Participant’s rights under any Award shall likewise be suspended during the period of such investigation.

(c)   Other Termination.   In the event such Participant’s engagement with the Corporation or an Affiliated Entity terminates for any reason other than as a result of death, Permanent Disability or for Cause, such Participant’s then vested Awards shall not expire until the earlier of (1) the date on which such Awards would have expired in accordance with their terms had such Participant remained engaged and (2) the date that is thirty (30) days after such Participant’s engagement is terminated.
13.3.2.   Alteration of Vesting and Exercise Periods.   Notwithstanding anything to the contrary in Section 13.3.1, the Committee may, in its discretion, designate shorter or longer periods to claim or otherwise exercise Awards following a Director or Consultant Participant’s termination of engagement; provided, however, (i) that in no event shall the term to exercise a Stock Option after termination of an engagement be extended beyond the original maximum term of such Stock Option; and (ii) that any shorter periods determined by the Committee shall be effective only if provided for in the Award Agreement or if such shorter period is agreed to in writing by the Participant. Notwithstanding anything to the contrary herein, Awards shall be claimed or exercisable by a Participant following such Participant’s termination of engagement only to the extent that the installments thereof had become exercisable on or prior to the date of such termination; provided, however, that the Committee may, in its discretion, elect to accelerate the vesting of all or any portion of any Awards that had not vested on or prior to the date of such termination.
14.   REORGANIZATIONS
14.1.   Corporate Transactions Not Involving a Change in Control.   If the Corporation shall consummate any Reorganization not involving a Change in Control in which holders of shares of Common Stock are entitled to receive in respect of such shares any securities, cash or other consideration (including, without limitation, a different number of shares of Common Stock), each Award outstanding under the Plan shall be subject to adjustment pursuant to and in accordance with Section 4.3.
14.2.   Corporate Transactions Involving a Change in Control.   Notwithstanding any other provision of the Plan to the contrary, except to the extent otherwise provided in an Award Agreement, in the event of a Change in Control:
(a)   The Committee shall have the discretion to terminate and cancel, with or without the payment of any consideration, any or all Awards (or portions thereof) that are not vested as of the date of such Change in Control;
(b)   The Committee shall have the discretion to accelerate the vesting of any or all Awards (or portions thereof) that are not vested as of the date of such Change in Control;
(c)   The Committee shall have the discretion to remove any restrictions and to terminate any repurchase rights existing with respect to any or all Awards (or portions thereof) as of the date of such Change in Control;
(d)   Outstanding Awards shall be subject to any agreement of sale, Reorganization or other corporate transaction that effects such Change in Control, which agreement shall provide for one or any combination of the following:
(i)   The continuation of the outstanding Awards by the Corporation, if the Corporation is a surviving corporation;
(ii)   The assumption of the outstanding Awards by the surviving corporation or its parent or subsidiary;
(iii)   The termination and cancellation, with or without consideration, of any outstanding Award (or portion of any outstanding Award) that is not vested;
(iv)   The substitution by the surviving corporation or its parent or subsidiary of equivalent awards for the outstanding Awards; or
(v)   Settlement of each share of Common Stock subject to an outstanding Award that is vested for the Change in Control Price (less, to the extent applicable, the per share Exercise Price),

or if the per share Exercise Price equals or exceeds the Change in Control Price, the outstanding Award shall terminate and be canceled immediately prior to giving effect to the Change in Control.
(e)   In the absence of any agreement of sale, Reorganization or other corporate transaction effecting such Change in Control, each share of Common Stock subject to an outstanding Award that is vested shall be settled for the Change in Control Price less, to the extent applicable, the per share Exercise Price, or, if the per share Exercise Price equals or exceeds the Change in Control Price, the outstanding vested Award shall terminate and be canceled immediately prior to giving effect to the Change in Control, and each unvested Award shall terminate and be canceled immediately prior to giving effect to the Change in Control without the payment of any consideration therefor.
(f)   Notwithstanding any provision of the Plan to the contrary, a Participant’s entitlement, if any, to payment pursuant to this Section 14.2 shall be forfeited on the date that is six (6) months following the Change in Control (i) if, by such date, such Participant has not responded to any notice from the Corporation with respect to such Change in Control and has failed to notify the Corporation of a new address to which notices from the Corporation may be delivered in accordance with the terms of the applicable Award Agreement; or (ii) if such Participant fails by such date to provide the Committee with a bank account to which funds can be wired, information necessary for tax withholding or any other information reasonably requested by the Committee.
15.   TRANSFERABILITY OF AWARDS
15.1.   Transferability.   Unless otherwise provided in an Award Agreement, Awards shall not be transferable either voluntarily or by operation of law other than by will or the laws of descent and distribution; no Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind; and any purported transfer in violation hereof shall be null and void.
15.2.   Domestic Relations Orders.   Without limiting the generality of Section 15.1, no domestic relations order purporting to authorize a transfer of an Award or any interest in an Award or to grant the power to exercise an Option or SAR to any person other than a Participant (or his or her Representative) shall be recognized as valid or enforceable.
16.   ARBITRATION
The Committee may, as a condition to granting an Award, require that a Participant agree in writing to submit all disputes or claims arising out of or relating to any such Award to binding arbitration in accordance with such terms as the Committee shall prescribe.
17.   COMPLIANCE WITH SECTION 409A
17.1.   Compliance.
17.1.1.   General.   Any Award that is granted under the Plan shall be designed and administered so that the Award is either exempt from the application of, or compliant with, the requirements of Section 409A.
17.1.2.   Terms of Award Agreement.   To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A, the Award Agreement shall include such terms and conditions as the Committee determines, in its discretion, are necessary or advisable to avoid the imposition on the Participant of an additional tax under Section 409A. Notwithstanding any other provision of the Plan or any Award Agreement (unless the Award Agreement provides otherwise with specific reference to this Section): (i) an Award shall not be granted, deferred, accelerated, extended, paid out, settled, substituted, adjusted or modified under the Plan in a manner that would result in the imposition of an additional tax under Section 409A on a Participant; and (ii) if an Award Agreement with a Participant who is Specified Employee provides for the deferral of compensation within the meaning of Section 409A, no distribution or payment of any amount shall be made before a date that is six (6) months following the date of such Participant’s Separation from Service or, if earlier, the date of the Participant’s death.

17.1.3.   No Warranty.   Although the Corporation intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A and the Regulations, the Corporation does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A or any other provision of federal, state, local, or non-United States law. Neither the Corporation, its Affiliated Entities nor their respective directors, officers, employees or advisers shall be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest or penalties the Participant may owe as a result of the grant, holding, vesting, exercise or payment of any Award under the Plan.
17.2.   Deferrals.   Subject to the requirements of Section 17.1, the Committee may permit or require a Participant to defer such Participant’s receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be due to such Participant by virtue of the lapse or waiver of restrictions with respect to any Award of a type that may be subject to the deferral provisions of Section 409A and the Regulations. If any such deferral election is required or permitted, the Committee shall, prior to requiring or permitting such deferral election, establish written rules and procedures for such payment deferrals that are intended to comply with the requirements of Section 409A and the Regulations including, without limitation, the time when a deferral election can or must be made, the period of the deferral, and the events that would result in payment of the deferred amount.
18.   AMENDMENT, MODIFICATION, SUSPENSION, AND TERMINATION
18.1.   Amendment, Modification, Suspension, and Termination.   Subject to Sections 17.1 and 18.3, the Board may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan without stockholder approval in whole or in part; provided, however, that, no amendment of the Plan shall be made without stockholder approval if stockholder approval is required by applicable United States or Canadian federal, state, provincial and local laws, rules, regulation, and any governmental or regulatory agency, including the TSX. Furthermore, no amendment, modification, suspension or termination may impact the distribution of any Award that is subject to Section 409A, except as permitted by such Section. For greater certainty, the Corporation shall submit for stockholder approval any amendment of the Plan required to be submitted for stockholder approval by the TSX or that otherwise would:
(a)   reduce the Exercise Price that would benefit an Insider;
(b)   extend the term of Awards granted under the Plan that would benefit an Insider;
(c)   remove or exceed the Insider and Director participation limits imposed by Section 4.1.4 and Sections 4.1.3 and 4.2.6, respectively;
(d)   increase the maximum number of shares of Common Stock for which Awards may be granted under the Plan; and
(e)   amend this Section 18.1.
For Subsection 18.1(a) – (c), the votes of securities held directly or indirectly by Insiders benefiting directly or indirectly from the amendment shall be excluded. For Subsection 18.1(d) – (e), the votes of securities held directly or indirectly by Insiders entitled to receive a benefit directly or indirectly under the arrangement shall be excluded unless the arrangement contains the Insider and Director participation limits imposed by Section 4.1.4 and Sections 4.1.3 and 4.2.6, respectively.
In addition to the above exclusions, for Subsection 18.1(e), where the amendment will disproportionately benefit one or more Insiders over other participants under the arrangement, the votes of securities held directly or indirectly by those Insiders receiving the disproportionate benefit shall be excluded.
18.2.   Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.    Subject to Section 18.1, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.3 hereof) affecting the Corporation (or any of its Affiliated Entities) or the financial statements of the Corporation (or any Subsidiary of the Corporation or any of its Affiliated Entities) or of changes in applicable laws, rules, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan. No amendment, modification, suspension or termination may impact the distribution of any Award that is subject to Section 409A, except as permitted by such Section.
18.3.   Awards Previously Granted.   Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension, or modification of the Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.
19.   WITHHOLDING
19.1.   Tax Withholding.   The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required to withhold by any law or regulation of any governmental authority whatsoever, without limiting the generality of the foregoing, through (i) the withholding of all or any portion of any payment or (ii) the withholding from the shares of Common Stock to be issued under the Plan a number of whole shares of Common Stock having a Fair Market Value not in excess of the tax withholding requirements based on the maximum statutory rates for the Participant for federal, state, provincial and local tax purposes (including the Participant’s share of payroll or similar taxes) in the applicable jurisdiction. The Corporation, in its discretion, may elect to sell such withheld shares of Common Stock on the market for and on behalf of the Participant or to a broker of the Corporation’s choosing and remit all or a portion of the cash proceeds to the applicable tax authorities to satisfy the applicable withholding requirements. The Participant shall remit to the Corporation in cash any and all applicable withholding taxes that exceed the amount available to the Corporation using whole shares.
19.2.   Share Withholding.   In the discretion of the Committee, any Award other than Options or SARs may provide that a Participant who is an Employee may elect, in accordance with any conditions set forth in such Award, to satisfy in full the tax withholding obligation by authorizing the Corporation to withhold from the shares of Common Stock to be issued under the Plan a number of whole shares of Common Stock having a Fair Market Value not in excess of the tax withholding requirements based on the maximum statutory rates for the Participant for federal, state, provincial and local tax purposes (including the Participant’s share of payroll or similar taxes) in the applicable jurisdiction (with any remainder to be withheld to be satisfied by the Participant remitting that amount to the Corporation in cash). The Corporation, in its discretion, may sell such withheld shares of Common Stock to a broker of the Corporation’s choosing and remit all or a portion of the cash proceeds to the applicable tax authorities to satisfy the applicable withholding requirements. This election and authorization to withhold shares is intended to comply with the requirements of Rule 10b5-1(c)(i)(B) of the Exchange Act and to be interpreted to comply with the requirements of Rule 10b5-1(c) of the Exchange Act.
19.3.   Option or SAR Withholding.   Upon the exercise of a Non-qualified Stock Option or a SAR, the Corporation shall have the right to: (i) require such Participant (or such Participant’s Representative) to pay the Corporation the amount of any taxes which the Corporation may be required to withhold with respect to such exercise; or (ii) deduct from all amounts paid in cash with respect to the exercise of a SAR the amount of any taxes which the Corporation may be required to withhold with respect to such cash amounts. In the discretion of the Committee, any Award may provide that a Participant or such Participant’s Representative may elect to satisfy in full the tax withholding obligations arising from the exercise of an Option or SAR by authorizing the Corporation to withhold from the shares of Common Stock to be issued under the Plan the tax withholding requirements based on the maximum statutory rates for the Participant for federal, state, provincial and local tax purposes (including the Participant’s share of payroll or similar taxes) in the applicable jurisdiction (with any remainder to be withheld to be satisfied by the Participant remitting that amount to the Corporation in cash). The Corporation, in its discretion, may sell such withheld shares of Common Stock to a broker of the Corporation’s choosing and remit all or a portion of the cash proceeds to the applicable tax authorities to satisfy the applicable withholding requirements. No Participant or Participant’s Representative shall have the right to have shares of Common Stock withheld in excess of the tax withholding requirements based on the maximum statutory rates for the Participant for federal, state, provincial and local tax purposes (including the Participant’s share of payroll or similar taxes) in the applicable jurisdiction. Shares of Common Stock used in either of the foregoing ways to satisfy tax withholding obligations will be valued at their Fair Market Value on the date of exercise.

20.   SUCCESSORS
All obligations of the Corporation under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Corporation, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Corporation.
21.   GENERAL PROVISIONS
21.1.   Gender and Number.   Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.
21.2.   Severability.   In the event that any provision of the Plan shall for any reason be held illegal, invalid or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law, rule or regulation deemed applicable by the Committee, such provision shall be construed or deemed amended to the minimum extent necessary to conform to such applicable law, rule or regulation or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.
21.3.   Requirements of Law.   The granting of Awards and the issuance of shares of Common Stock under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities or other stock exchanges as may be required.
21.4.   Delivery of Title.   The Corporation shall have no obligation to issue or deliver evidence of title for shares of Common Stock issued under the Plan prior to obtaining any approvals from governmental agencies or national securities or other stock exchanges that the Corporation determines are necessary or advisable; and completion of any registration or other qualification of the shares of Common Stock under any applicable securities, “Blue Sky” or other laws that the Corporation determines to be necessary or advisable.
21.5.   Inability to Obtain Authority.   The inability of the Corporation to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Corporation’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, shall relieve the Corporation of any liability in respect of the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained.
21.6.   Investment Representations.   The Committee may require any individual receiving shares of Common Stock pursuant to an Award under the Plan to represent and warrant in writing that the individual is acquiring the shares of Common Stock for investment and without any present intention to sell or distribute such shares of Common Stock.
21.7.   Unfunded Plan.   Participants shall have no right, title, or interest whatsoever in or to any investments that the Corporation, any Subsidiary of the Corporation and/or its Affiliated Entities may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Corporation and any Participant, beneficiary, legal representative, or any other individual. To the extent that any person acquires a right to receive payments from the Corporation, any Subsidiary of the Corporation or its Affiliated Entities under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Corporation, any Subsidiary of the Corporation or an Affiliated Entity, as the case may be. All payments to be made hereunder shall be paid from the general assets of the Corporation, any Subsidiary of the Corporation or an Affiliated Entity, as the case may be and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.
21.8.   No Fractional Shares.   No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional shares of Common Stock or whether such fractional shares of Common Stock or any rights thereto shall be forfeited or otherwise eliminated.
21.9.   Non-Exclusivity of the Plan.   The adoption of the Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.
21.10.   No Constraint on Corporate Action.   Nothing in the Plan shall be construed to: (i) limit, impair, or otherwise affect the Corporation’s, any Subsidiary’s of the Corporation or an Affiliated Entity’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (ii) limit the right or power of the Corporation, any Subsidiary of the Corporation or an Affiliated Entity to take any action which such entity deems to be necessary or appropriate.
21.11.   Non-Uniform Treatment.   The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among Participants or Eligible Persons (whether or not such individuals are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements, as to Participants under the Plan and the terms and conditions applicable to Awards made under the Plan.
21.12.   No Employment or Other Continuing Rights.   Nothing contained in the Plan (or in any Award Agreement or in any other agreement or document related to the Plan or to Awards granted hereunder) shall confer upon any Eligible Person or Participant any right to continue in the employ (or other business relationship) of the Corporation, any Subsidiary of the Corporation or any Affiliated Entity or constitute any contract or agreement of employment or engagement, or interfere in any way with the right of the Corporation, any Subsidiary of the Corporation or any Affiliated Entity to reduce such person’s compensation or other benefits or to terminate the employment or engagement of such Eligible Person or Participant, with or without Cause. Except as expressly provided in the Plan or in any Award Agreement pursuant to the Plan, the Corporation shall have the right to deal with each Participant in the same manner as if the Plan and any such Award Agreement did not exist, including without limitation with respect to all matters related to the hiring, retention, discharge, compensation and conditions of the employment or engagement of the Participant. Any questions as to whether and when there has been a termination of a Participant’s employment or engagement, the reason (if any) for such termination, and/or the consequences thereof under the terms of the Plan or any Award Agreement shall be determined by the Committee, and the Committee’s determination thereof shall be final and binding.
21.13.   References to Successor Statutes, Regulations and Rules.   Any reference in the Plan to a particular statute, regulation or rule shall also refer to any successor provision of such statute, regulation or rule.
21.14.   Conflicts.   In case of any conflict between the Plan and any Award Agreement, the Plan shall control.
21.15.   Governing Law.   The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

Annex D
Form of Registration Rights Agreement
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [], 2020, is made and entered into by and among Mudrick Capital Acquisition Corporation, a Delaware corporation (the “Company”), Mudrick Capital Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald & Co. (“Cantor”), the undersigned parties listed under Existing Holders on the signature page hereto (each such party, together with the Sponsor and Cantor and any person or entity deemed an “Existing Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, an “Existing Holder” and collectively the “Existing Holders”) and the undersigned parties listed under New Holders on the signature page hereto (each such party, together with any person or entity deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “New Holder” and collectively the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such term in the Purchase Agreement (as defined below) at the time such agreement was executed on January 13, 2020.
RECITALS
WHEREAS, on February 7, 2018, the Company and the Existing Holders entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the Existing Holders certain registration rights with respect to certain securities of the Company;
WHEREAS, the Company has entered into that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 13, 2020, by and among the Company, MUDS Acquisition Sub, Inc., a Delaware corporation, and Hycroft Mining Corporation, a Delaware corporation;
WHEREAS, upon the closing of the transactions contemplated by the Purchase Agreement and subject to the terms and conditions set forth therein, the Existing Holders and New Holders will hold shares of Class A common stock, par value $0.0001, of the Company (“Class A Common Stock”), in each case, in such amounts and subject to such terms and conditions as set forth in the Purchase Agreement;
WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Existing Holders of a majority-in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question; and
WHEREAS, the Company and all of the Existing Holders desire to amend and restate the Existing Registration Rights Agreement in order to provide the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any

Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble.
“Board” shall mean the Board of Directors of the Company.
“Cantor” shall have the meaning given in the Preamble.
“Cantor Private Placement Warrants” means the warrants purchased by Cantor pursuant to the Cantor Private Placement Warrants Purchase Agreement.
“Cantor Private Placement Warrants Purchase Agreement” means that certain Private Placement Warrants Purchase Agreement between the Company and Cantor, dated as of January 16, 2018.
“Class A Common Stock” shall have the meaning given in the Recitals hereto.
“Class B Common Stock” shall mean Class B common stock, par value $0.0001 per share, of the Company.
“Commission” shall mean the Securities and Exchange Commission.
“Company” shall have the meaning given in the Preamble.
“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.
“Demand Registration” shall have the meaning given in subsection 2.2.1.
“Demanding Holder” shall have the meaning given in subsection 2.2.1.
“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Existing Holders” shall have the meaning in the Preamble.
“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.
“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.
“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.
“Forward Purchase Units” shall mean the shares of Class A Common Stock and units purchased by the Sponsor pursuant to a Forward Purchase Contract between the Company and the Sponsor, dated as of January 24, 2018, where each unit is comprised of one share of Class A Common Stock and one warrant.
“Founder Lock-Up Period” shall mean, with respect to the Founder Shares held by the Existing Holders or their Permitted Transferees, the period ending on the earlier of (A) one year after the date hereof or (B) the first date the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any 30-trading day period commencing at least one hundred and fifty (150) days after the date hereof, but in no event prior to the expiration of the New Holder Lock-Up Period, or (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.
“Founder Shares” shall mean all shares of Class B Common Stock that are issued and outstanding as of the date hereof and all shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock.

“Holders” shall mean the Existing Holders and the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.
“Insider Letter” shall mean that certain letter agreement, dated as of February 7, 2018, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees.
“Lock-Up Period” shall mean the Founder Lock-Up Period, the New Holder Lock-Up Period and the Private Placement Lock-Up Period.
“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.
“New Holders” shall have the meaning given in the Preamble.
“New Holder Lock-Up Period” shall mean with respect to the Class A Common Stock (other than Founder Shares, the Forward Purchase Units, shares of Class A Common Stock acquired pursuant to the Private Investment, shares of Class A Common Stock issuable upon the exercise or conversion of the New Holder Private Placement Warrants, any shares of Class A Common Stock issued to any member of the Sprott Group, and any shares of Class A Common Stock acquired in the open market prior to the date hereof) held by the New Holders or their Permitted Transferees, the period ending six (6) months after the date hereof.
“New Holder Private Placement Warrants” means the warrants purchased by the New Holders pursuant to those certain Subscription/Backstop Agreements dated as of January 13, 2020.
“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Lock-Up Period, Private Placement Lock-Up Period or New Holder Lock-Up Period, as the case may be, (a) under the Insider Letter, the Cantor Private Placement Warrants Purchase Agreement, this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter and (b) with respect to a New Holder, provided that such transferee enters into a written agreement with the Company agreeing to be bound by the restrictions herein, to any of such New Holder’s affiliates or subsidiaries or to any fund or investment account managed by such New Holder, the same management company that manages such New Holder or any affiliate of such New Holder or the management company that manages such New Holder.
“Piggyback Registration” shall have the meaning given in subsection 2.3.1.
“Private Placement Lock-Up Period” shall mean, with respect to Private Placement Warrants that are held by the initial purchasers of such Private Placement Warrants or their Permitted Transferees, and any of the Class A Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants and that are held by the initial purchasers of the Private Placement Warrants or their Permitted Transferees, the period ending thirty (30) days after the date hereof.
“Private Placement Warrants” shall mean the Cantor Private Placement Warrants, the Sponsor Private Placement Warrants and the New Holder Private Placement Warrants.
“Pro Rata” shall have the meaning given in subsection 2.2.4.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) the shares of Class A Common Stock issued or issuable upon the conversion of any Founder Shares, (b) the Private Placement Warrants (including any shares of the Class A Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) the Forward Purchase Units (including any shares of Class A Common Stock included in such Forward Purchase

Units, any warrants included in such Forward Purchase Units and any shares of Class A Common Stock issued or issuable upon the exercise of the warrants included in such Forward Purchase Units), (d) any issued and outstanding share of Class A Common Stock or any other equity security (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by an Existing Holder as of the date of this Agreement, (e) any equity securities (including the shares of Class A Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by a Holder, (f) any outstanding shares of Class A Common Stock or any other equity security of the Company held by a New Holder as of the date of this Agreement (including the shares of Class A Common Stock issued or issuable upon the exercise of any such other equity security) and (g) any other equity security of the Company issued or issuable with respect to any such share of Class A Common Stock described in the foregoing clauses (a) through (f) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”) (but with no volume or other restrictions or limitations); provided, further, that any security that ceases to be a Registrable Security pursuant to clause (D) above shall again be treated as a Registrable Security if at any point such security may no longer be sold without registration pursuant to Rule 144 without any volume or other restrictions or limitations.
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Class A Common Stock is then listed;
(B)   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company;
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F)   reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration not to exceed $25,000 per Demand Registration.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holder” shall have the meaning given in subsection 2.2.1.
“Restricted Shares” shall have the meaning given in subsection 3.7.1.

“Rule 144” shall have the meaning given in the definition of “Registrable Securities.”
“Rule 415” shall have the meaning given in subsection 2.1.1.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.
“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.
“Sponsor” shall have the meaning given in the Preamble.
“Sponsor Private Placement Warrants” means the warrants purchased by the Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement between the Company and the Sponsor, dated as of January 15, 2018.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
ARTICLE II
REGISTRATIONS
2.1   Shelf Registration.
2.1.1   Initial Registration.   The Company shall, as soon as practicable, but in any event within fifteen (15) business days after the consummation of the transactions contemplated by the Purchase Agreement, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) or, if Form S-3 is not then available to the Company, on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within one (1) business day of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2   Form S-3 Shelf.   If the Company files a Form S-3 Shelf and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its reasonable best efforts to file a Form S-1 Shelf as promptly as practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.
2.1.3   Shelf Takedown.   At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, (a “Shelf Underwritten Offering”) provided that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $50,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering but in no event less than $10,000,000. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Except with respect to any Registrable Securities distributed by the Sponsor to its members following the expiration of the Founder Lock-Up Period or the Private Placement Lock-Up Period, as applicable, within five (5) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to the provisions of Section 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Holders after consultation with the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in underwritten offerings of securities by the Company.
2.1.4   Holder Information Required for Participation in Shelf Registration.   At least ten (10) business days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth business day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.
2.2   Demand Registration.
2.2.1   Request for Registration.   Subject to the provisions of subsection 2.2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 outstanding covering Registrable Securities, (a) the Existing Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Existing Holders or (b) the New Holders of at least a majority-in-interest of the then-outstanding number of Registrable Securities held by the New Holders (the “Demanding Holders”), in each case, may make a written demand for Registration of all or part of their Registrable Securities, provided that such Existing Holders or New Holders, as the case may be, (a) reasonably expect aggregate gross proceeds in excess of $50,000,000 from such offering or (b) reasonably expects to sell all of the Registrable Securities held by such Existing Holders or New Holders, as the case may be, in such offering but in no event less than $30,000,000, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than sixty (60) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than (x) an aggregate of three (3) Registrations pursuant to a Demand Registration by the Existing Holders under this subsection 2.2.1 with respect to any or all Registrable Securities held by such Existing Holders and (y) an aggregate of three (3) Registrations pursuant to a Demand Registration by the New Holders under this subsection 2.2.1 with respect to any or all Registrable Securities held by such New Holders. Notwithstanding the foregoing, (i) the Company shall not be required to give effect to a Demand Registration from a Demanding Holder if the Company has registered Registrable Securities pursuant to a Demand Registration from such Demanding Holder in the preceding 180 days, or (ii) the Company’s obligations with respect to any Demand Registration shall be deemed satisfied so long as the Registration Statement filed pursuant to subsection 2.1.1 includes all of such Demanding Holder’s Registrable Securities and is effective.
2.2.2   Effective Registration.   Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.
2.2.3   Underwritten Offering.   Subject to the provisions of subsection 2.2.4, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company.

2.2.4   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Class A Common Stock or other equity securities that the Company desires to sell and the Class A Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (in each case pro rata based on the respective number of Registrable Securities that such Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that such Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Class A Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.
2.2.5   Demand Registration Withdrawal.   Any of the Demanding Holders initiating a Demand Registration or any of the Requesting Holders (if any), pursuant to a Registration under subsection 2.2.1, shall have the right to withdraw from a Registration pursuant to such Demand Registration or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to its withdrawal under this subsection 2.2.5.
2.3   Piggyback Registration.
2.3.1   Piggyback Rights.   If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to subsection 2.1.1 or 2.1.2 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution and the name of the proposed managing

Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.
2.3.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Class A Common Stock that the Company desires to sell, taken together with (i) the Class A Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Class A Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(a)   If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Class A Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;
(b)   If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Class A Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Class A Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
2.3.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.
2.3.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.
2.4   Restrictions on Registration Rights.   If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of an Underwriter or Underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than sixty (60) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;
3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any majority-in-interest of the Holders with Registerable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3 prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and each Holder of Registrable Securities included in such Registration, and each such Holder’s legal counsel, copies of such Registration

Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriter(s) and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8 at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;
3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
3.1.10 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriter enters into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;
3.1.11 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;
3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);
3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and
3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.
3.2   Registration Expenses.   Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
3.3   Requirements for Participation in Underwritten Offerings.   No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
3.4   Suspension of Sales; Adverse Disclosure.   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose; provided, however, that the Company shall not defer its obligations in this manner more than three times in any 12-month period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Class A Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including providing any legal opinions.
3.6   Limitations on Registration Rights.   Notwithstanding anything herein to the contrary, (i) Cantor may not exercise its rights under Sections 2.1 and 2.2 hereunder after five (5) and seven (7) years after the effective date of the Registration Statement relating to the Company’s initial public offering, respectively, and (ii) Cantor may not exercise its rights under Section 2.1 more than one time.
3.7   Transfer Restrictions.
3.7.1 During their respective Lock-Up Periods, no Existing Holder or New Holder shall offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute any shares of Class A Common Stock or any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Class A Common Stock, whether now owned or hereinafter acquired, that is owned directly by such Existing Holder or New Holder (including securities held as a custodian) or with respect to which such Existing Holder or New Holder has beneficial ownership within the rules and regulations of the Commission (collectively, the “Restricted Shares”). The foregoing restriction is expressly agreed to preclude each Existing Holder or New Holder, as applicable, from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Shares even if such Restricted Shares would be disposed of by someone other than such Existing Holder or New Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Shares of the applicable Existing Holder or New Holder, or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Shares, provided, however, that the foregoing restrictions are not intended to cover liens established in the ordinary course in favor of a broker-dealer over property held in an account with such broker-dealer generally.
3.7.2 Each Existing Holder and New Holder hereby represents and warrants that it now has and, except as contemplated by this subsection 3.7.2 for the duration of the Lock-Up Period, will have good and marketable title to its Restricted Shares, free and clear of all liens, encumbrances, and claims that could impact the ability of such Existing Holder or New Holder to comply with the foregoing restrictions. For the avoidance of doubt, liens established in the ordinary course in favor of a broker-dealer over property held in an account with such broker-dealer generally would not be deemed to impact the ability of such Existing Holder or New Holder to comply with the foregoing restrictions. Each Existing Holder and New Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Restricted Shares during the Lock-Up Period.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities in such offering giving rise to such liability. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by the such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder from the sale of Registrable Securities in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by Pro Rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 8181 E. Tufts Avenue, Suite 510, Denver, CO 80237, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third Party Beneficiaries.
5.2.1 Subject to Section 5.2.3, this Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Shares, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part.

5.2.2 Prior to the expiration of the Founder Lock-Up Period, the Private Placement Lock-Up Period or the New Holder Lock-Up Period, as the case may be, no Holder who is subject to any such lock-up period may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, in violation of the applicable lock-up period, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.
5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.
5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.4   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.
5.5   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question (which majority interest must include Cantor if such amendment or modification affects in any way the rights of Cantor hereunder), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects either the Existing Holders as a group or the New Holders as a group, respectively, in a manner that is materially adversely different from Existing Holders or New Holders, as applicable, shall require the consent of at least a majority-in-interest of the Registrable Securities held by such Existing Holders, a majority-in-interest of the Registrable Securities held by such New Holders, as applicable, at the time in question so affected; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided, further, that notwithstanding the foregoing, no amendment hereto or waiver hereof that has the effect of extending the Lock-Up Period applicable to any particular Holder shall be enforceable against, or effective with respect to, such Holder without such Holder’s written consent. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.6   Other Registration Rights.   The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the

Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.7   Term.   This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement or (b) the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (c) with respect to a particular Holder, the date as of which all Registerable Securities held by such Holder have been sold (x) pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission) or (y) under Rule 144 or another exemption from registration under the Securities Act; provided that, for purposes of this Section 5.7, securities constituting Registrable Securities shall be determined without regard and without giving effect to clause (D) contained in the definition of Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
MUDRICK CAPITAL ACQUISITION CORPORATION,
a Delaware corporation
By:

Name:
Title:
EXISTING HOLDERS:
MUDRICK CAPITAL ACQUISTION
HOLDINGS LLC,
a Delaware limited liability company
By:

Name:
Title:

Name:

Name:

Name:

Name:

Name:

Name:

Name:

Name:

CANTOR FITZGERALD & CO.
By:

Name:
Title:
NEW HOLDERS:

Name:

Name:

Name:

Annex E
PLAN OF DISSOLUTION AND LIQUIDATION OF HYCROFT MINING CORPORATION
This Plan of Dissolution and Liquidation (this “Plan”) is intended to accomplish the dissolution and complete liquidation of Hycroft Mining Corporation (the “Company”), a Delaware corporation, in accordance with Section 281(b) of the General Corporation Law of the State of Delaware (the “DGCL”) as follows:
1.   Approval of Plan.   The Board of Directors of the Company (the “Board”) has adopted this Plan and it is contemplated that the holders of a majority of the Company’s outstanding common stock will take action a meeting of stockholders in accordance with the DGCL to approve the Plan and ratify the Company’s actions taken pursuant to the Plan. The Plan and the transactions contemplated thereby have been approved by the Board as being advisable and in the best interests of the Company and its stockholders. If stockholders holding a majority of the Company’s outstanding common stock vote for the adoption of this Plan, the Plan shall constitute the adopted Plan of the Company on the effective date of such action (the “Effective Date”).
2.   Payment of Franchise Taxes.   On the Effective Date or at such other time as the Board deems appropriate, the Company shall prepare and file a final annual franchise tax report and pay all franchise taxes due or assessable including all franchise taxes due or which would be due or assessable for the entire calendar month during which such dissolution occurs pursuant to Section 277 of the DGCL.
3.   Certificate of Dissolution.   On the Effective Date, or at such other time as the Board deems appropriate, the Company shall file with the Secretary of State of the State of Delaware a certificate of dissolution (the “Certificate of Dissolution”) in accordance with Section 275 of the DGCL (the time of such filing, or such later time as stated therein, the “Dissolution Date”).
4.   Cessation of Business Activities.   On the Dissolution Date, the Company shall cease to engage in any business activities, except to the extent necessary to preserve the value of its assets, wind up its business and affairs, and distribute its assets in accordance with this Plan and pursuant to Section 278 of the DGCL.
5.   Dissolution Process.   From and after the Dissolution Date, the Company shall proceed, in a timely manner, to liquidate the Company in accordance with the procedures set forth in Section 281(b) of the DGCL. In this respect, the Company:
(a)   Shall distribute on a pro rata basis to its stockholders of record as of the Dissolution Date the shares of Class A Common Stock of Mudrick Capital Acquisition Corporation (“MUDS”) received upon consummation of the transactions contemplated under that certain Asset Purchase Agreement, dated as of January 13, 2020, by and among the Company, MUDS and Muds Acquisition Sub, Inc.
(b)   Shall pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional or unmatured contractual claims known to the Company pursuant to Section 281(b)(i) of the DGCL;
(c)   Shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the Company is a party pursuant to Section 281(b)(ii) of the DGCL; and
(d)   Shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company within 10 years after the Dissolution Date pursuant to Section 281(b)(iii) of the DGCL.
If there are sufficient assets, such claims or obligations shall be paid in full, and any such provision for payment shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority, and, among claims of equal priority, ratably to the extent of assets available therefor. Any remaining assets shall be distributed to the stockholders of the Company in accordance with the provisions of the Company’s Certificate of Incorporation.
6.   Liquidating Trust.   If deemed necessary, appropriate or desirable by the Board, in its absolute discretion, in furtherance of the liquidation and distribution of the Company’s assets to the common stockholders, as a final liquidating distribution or from time to time, the Company shall transfer to one or more liquidating trustees, for the benefit of the common stockholders (the “Trustees”), under a liquidating trust (the “Trust”), all, or a portion, of the assets of the Company. If assets are transferred to the Trust, each common stockholder shall receive an interest (an “Interest”) in the Trust pro rata to its interest in the assets of the Company on that date. All distributions from the Trust will be made pro rata in accordance with the Interests. The Interests shall not be transferable except by operation of law or upon death of the recipient. The Board is hereby authorized to appoint one or more individuals, corporations, partnerships or other persons, or any combination thereof, including, without limitation, any one or more officers, directors, employees, agents or representatives of the Company, to act as the initial Trustee or Trustees for the benefit of the common stockholders and to receive any assets of the Company. Any Trustees appointed as provided in the preceding sentence shall succeed to all right, title and interest of the Company of any kind and character with respect to such transferred assets and, to the extent of the assets so transferred and solely in their capacity as Trustees, shall assume all of the liabilities and obligations of the Company, including, without limitation, any unsatisfied claims and unascertained or contingent liabilities. Further, any conveyance of assets to the Trustees shall be deemed to be a distribution of property and assets by the Company to the common stockholders. Any such conveyance to the Trustees shall be in trust for the common stockholders of the Company. The Company, as authorized by the Board, in its absolute discretion, may enter into a liquidating trust agreement with the Trustees, on such terms and conditions as the Board, in its absolute discretion, may deem necessary, appropriate or desirable. Adoption of this Plan by the holders of the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the stockholders of any such appointment and any such liquidating trust agreement as their act and as a part hereof as if herein written.
7.   Liquidation.   It is intended that this Plan shall be a plan of complete liquidation of the Company.
8.   Trading of Company Securities.   The Company will close its securities transfer books on the Dissolution Date and, at such time, cease recording securities transfers and issuing securities certificates (other than replacement certificates or transfers by will, intestate succession, or operation of law). Accordingly, it is expected that trading in the Company’s securities will cease on the Dissolution Date, or as soon thereafter as is reasonably practicable. For the avoidance of doubt, as of the Dissolution Date, the Company will not accept notice of exercise of outstanding warrants to purchase shares of the Company’s common stock and will not issue any shares of the Company’s common stock as of the Dissolution Date.
9.   Cancellation of Stock.   From and after the Dissolution Date, and subject to applicable law, each holder of shares of capital stock of the Company shall cease to have any rights in respect thereof, except the right to receive distributions, if any, pursuant to and in accordance with Section 5 hereof. As a condition to receipt of any distribution to the Company’s common stockholders, the Board or Trustee, in its absolute discretion, may require the Company’s common stockholders to (i) surrender their certificates evidencing their shares of stock to the Company, or (ii) furnish the Company with evidence satisfactory to the Board or Trustee of the loss, theft or destruction of such certificates, together with such surety bond or other security or indemnity as may be required by and satisfactory to the Board or Trustee.
10.   Unclaimed Distributions.   If any distribution to a stockholder cannot be made, whether because the stockholder cannot be located, has not surrendered its certificates evidencing the common stock as required hereunder or for any other reason, the distribution to which such stockholder is entitled (unless transferred to the Trust established pursuant to Section 6 hereof) shall be transferred, at such time as the final liquidating distribution is made by the Company, to the official of such state or other jurisdiction authorized by applicable law to receive the proceeds of such distribution. The proceeds of such distribution shall thereafter be held solely for the benefit of and for ultimate distribution to such stockholder as the sole equitable owner thereof and shall be treated as abandoned property and escheat to the applicable state or other jurisdiction in accordance with applicable law. In no event shall the proceeds of any such distribution revert to or become the property of the Company.
11.   Conduct of the Company Following Approval of the Plan.   Under the DGCL, dissolution is effective upon the filing of a Certificate of Dissolution with the Secretary of State of the State of Delaware or upon such future effective date as may be set forth in the Certificate of Dissolution. Section 278 of DGCL provides that a dissolved corporation continues to exist for three (3) years after the Dissolution Date for purposes of prosecuting and defending suits by or against the corporation and enabling it to settle and close its business and dispose of and convey its remaining assets, but not for the purpose of continuing the business of the corporation as a going concern. A corporation can continue to exist beyond the three (3) year period, if ordered by a court, for the sole purpose of prosecuting or defending any action, suit or proceeding that was brought before or during the three (3) year period after the date of dissolution, until any judgments, orders or decrees are fully executed. The powers of the directors continue during this time period in order to allow them to take the necessary steps to wind-up the affairs of the corporation.
12.   Absence of Appraisal Rights.   Under Delaware law, the Company’s stockholders are not entitled to appraisal rights for their shares of capital stock in connection with the transactions contemplated by the Plan.
13.   Stockholder Consent to Sale of Assets.   Adoption of this Plan by the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the stockholders of the liquidation of the remaining property and assets of the Company, and shall constitute ratification of all contracts for sale, exchange, or other disposition that are conditioned on adoption of this Plan.
14.   Compensation.   The Board does not intend to receive salary or benefits from the Company after the Dissolution Date. For the purpose of effecting the dissolution of the Company, the Company may hire or retain, at the discretion of the Board or Trustee, such employees, consultants and advisors as the Board or Trustee deems necessary or desirable to supervise or facilitate the dissolution and winding up of the Company. Adoption of this Plan by the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the Company’s stockholders of the hiring or retention of such employees, consultants or advisers and of any payment of compensation of fees related thereto.
15.   Indemnification.   The Company shall continue to indemnify its officers, directors, employees, agents, trustees and representatives in accordance with its certificate of incorporation, bylaws, and any contractual arrangements and applicable law for actions taken in connection with this Plan and the winding up of the Company’s affairs. The Board or the Trustee, in their absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover the Company’s indemnification obligation, including seeking an extension in time and coverage of the Company’s insurance policies currently in effect.
16.   Expenses of Dissolution.   In connection with, and for the purposes of implementing and assuring completion of, this Plan, the Company may, in the absolute discretion of the Board or the Trustee, pay any brokerage, agency, professional, and other fees and expenses of persons rendering services to the Company in connection with the collection, sale, exchange or other disposition of the Company’s property and assets and the implementation of this Plan.
17.   Modification or Abandonment of the Plan.   Notwithstanding authorization or consent to this Plan and the transactions contemplated hereby by the stockholders of the Company, the Board or Trustee may modify, amend or abandon this Plan and the transactions contemplated hereby without further action by the stockholders to the extent permitted by the DGCL.
18.   Authorization.   The Board or Trustee is hereby authorized, without further action by the stockholders, to do and perform or cause the officers of the Company, subject to approval of the Board or Trustee, to do and perform, any and all acts, and to make, execute, deliver or adopt any and all agreements, resolutions, conveyances, certificates, and other documents of every kind that are deemed necessary, appropriate, or desirable, in the absolute discretion of the Board or Trustee, to implement this Plan and the transaction contemplated hereby, including, without limiting the foregoing, all filings or acts required by any state or federal law or regulation to wind up its affairs. The Board may modify, amend, or abandon this Plan, notwithstanding stockholder approval, to the extent permitted by the DGCL, provided that the Board will not amend or modify this Plan under circumstances that would require additional stockholder solicitations under the DGCL or the federal securities laws without complying with the DGCL and the federal securities laws.
Adopted by the Board of Directors at a Special Meeting held on February 7, 2020.

Annex F
Final Form
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MUDRICK CAPITAL ACQUISITION CORPORATION
[•], 2020
Mudrick Capital Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:
1.   The name of the Corporation is “Mudrick Capital Acquisition Corporation”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 28, 2017. The Corporation filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on February 8, 2018 (the “First Amended and Restated Certificate”). The Corporation filed an amendment to the First Amended and Restated Certificate with the Secretary of State of the State of Delaware on February 10, 2020.
2.   This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”) was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).
3.   This Second Amended and Restated Certificate restates, integrates, and amends the provisions of the First Amended and Restated Certificate. Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.
4.   This Second Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.
5.   The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is Hycroft Mining Holding Corporation (the “Corporation”).
ARTICLE II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.
ARTICLE III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.
ARTICLE IV
CAPITALIZATION
Section 4.1   Authorized Capital Stock.   The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 410,000,000

F-1

shares, consisting of (a) 400,000,000 shares of Class A common stock (the “Common Stock”) and (b) 10,000,000 shares of preferred stock (the “Preferred Stock”).
Section 4.2   Preferred Stock.   The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issuance of shares of the Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.
Section 4.3   Common Stock.
(a)   Voting.
(i)   Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of Common Stock shall exclusively possess all voting power with respect to the Corporation.
(ii)   The holders of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of Common Stock are entitled to vote.
(iii)   Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.
(b)   Dividends.   Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(c)   Liquidation, Dissolution or Winding Up of the Corporation.   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
Section 4.4   Rights and Options.   The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

F-2

Section 4.5   No Class Vote on Changes in Authorized Number of Shares of Stock.   Subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of the stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.
ARTICLE V
BOARD OF DIRECTORS
Section 5.1   Board Powers.   The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Second Amended and Restated Certificate, as it may be further amended from time to time, or the Amended and Restated By-Laws of the Corporation, as they may be further amended from time to time (“By-Laws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Second Amended and Restated Certificate.
Section 5.2   Number, Election and Term.
(a)   The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be at least one, or such larger number as may be fixed from time to time by resolution of at least a majority of the directors then in office.
(b)   Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.
(c)   Subject to Section 5.5 hereof, a director shall hold office until the next annual meeting of stockholders and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
(d)   Unless and except to the extent that the By-Laws shall so require, the election of directors need not be by written ballot.
Section 5.3   Newly Created Directorships and Vacancies.   Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office until the next annual meeting of stockholders and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Section 5.4   Removal.   Subject to Section 5.5 hereof, and except as required by law, any or all of the directors may be removed from office at any time by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 5.5   Preferred Stock — Directors.   Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate (including any Preferred Stock Designation).
ARTICLE VI
BYLAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the By-Laws. The affirmative vote of a majority of the Board shall

F-3

be required to adopt, amend, alter or repeal the By-Laws. The By-Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Preferred Stock Designation), and except as set forth in Article XI, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By-Laws; and provided further, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By-Laws had not been adopted.
ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT
Section 7.1   Meetings.   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied.
Section 7.2   Advance Notice.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-Laws.
Section 7.3   Action by Written Consent.   Any action required or permitted to be taken at any meeting of stockholders may, except as otherwise required by law, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of the issued and outstanding capital stock of the Corporation not less than the minimum number of votes (determined as of the record date of such consent) that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.
ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1   Limitation of Director Liability.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
Section 8.2   Indemnification and Advancement of Expenses.
(a)   To the fullest extent permitted by the applicable laws of the State of Delaware, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (each, a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The

F-4

Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate as it may be further amended from time to time, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c)   Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d)   This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX
CORPORATE OPPORTUNITY
(a)   To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors in circumstances where the application of any such doctrine to a corporate opportunity would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate or in the future. The Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.
(b)   Without limiting the foregoing, to the extent permitted by applicable law, each of Mudrick Capital Management, L.P., Whitebox Advisors LLC, Highbridge Capital Management, LLC, Aristeia Capital, LLC and Wolverine Asset Management, LLC and the investment funds affiliated with or managed by Mudrick Capital Management, L.P., Whitebox Advisors LLC, Highbridge Capital Management, LLC, Aristeia Capital, LLC and Wolverine Asset Management, LLC and their respective successors and Affiliates (as defined in Article 10.3) (other than the Corporation and its subsidiaries) and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any of the foregoing who serve as officers or directors of the Corporation (each, an “Exempted Person”) shall not have any fiduciary duty to refrain from engaging directly or

F-5

indirectly in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries, except as otherwise expressly provided in any agreement entered into between the Company and such Exempted Person. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time available to the Exempted Persons, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation (and there shall be no restriction on the Exempted Persons using the general knowledge and understanding of the industry in which the Corporation operates which it has gained as an Exempted Person in considering and pursuing such opportunities or in making investment, voting, monitoring, governance or other decisions relating to other entities or securities) and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries or stockholders for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries, or uses such knowledge and understanding in the manner described herein, in each case, except as otherwise expressly provided in any agreement entered into between the Company and such Exempted Person. In addition to and notwithstanding the foregoing, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy. Any person or entity purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of the provisions of this Article IX.
(c)   Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article IX shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate, the Bylaws or applicable law.
ARTICLE X
BUSINESS COMBINATIONS
Section 10.1   Opt Out of DGCL 203.   The Corporation shall not be governed by Section 203 of the DGCL.
Section 10.2   Limitations on Business Combinations.   Notwithstanding the foregoing, the Corporation shall not engage in any business combination, at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:
(a)   prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or
(b)   upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

F-6

(c)   at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
Section 10.3   Definitions.   For purposes of this Article X, the term:
(a)   “Affiliate” means, with respect to any person, any other person that controls, is controlled by, or is under common control with such person.
(b)   “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(c)   “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
(i)   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation: (A) with the interested stockholder; or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 10.2 is not applicable to the surviving entity;
(ii)   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
(iii)   any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C) – (E) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
(iv)   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

F-7

(v)   any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i)-(iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(d)   “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(e)   “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that: (i) is the owner of 15% or more of the outstanding voting stock of the Corporation; or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; or (iii) an Affiliate or associate of any such person described in clauses (i) and (ii); provided, however, that the term “interested stockholder” shall not include: (A) the Sponsor Holders or their transferees; or (B) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in this clause (B) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(f)   “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:
(i)   beneficially owns such stock, directly or indirectly; or
(ii)   has: (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or
(iii)   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.
(g)   “person” means any individual, corporation, partnership, unincorporated association or other entity.
(h)   “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

F-8

(i)   “Sponsor Holders” means: (i) the investment funds affiliated with Mudrick Capital Acquisition Holdings LLC and their respective successors and Affiliates; and (ii) the investment funds affiliated with or managed by Mudrick Capital Management, L.P., Whitebox Advisors LLC, Highbridge Capital Management, LLC, Aristeia Capital, LLC and Wolverine Asset Management, LLC and their respective successors and Affiliates.
(j)   “voting stock” means stock of any class or series entitled to vote generally in the election of directors.
ARTICLE XI
AMENDMENT OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Second Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI.
ARTICLE XII
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 12.1   Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate or the By-Laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, (a) any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination) and (b) any action asserted to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal or concurrent federal and state jurisdiction.
Section 12.2   Consent to Jurisdiction.   If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 12.3   Severability.   If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
Section 12.4   Consent.   Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.
[Remainder of page intentionally left blank]

F-9

IN WITNESS WHEREOF, Mudrick Capital Acquisition Corporation has caused this Second Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set forth above.
MUDRICK CAPITAL ACQUISITION CORPORATION
By:

Name: Jason Mudrick
Title: Chief Executive Officer
[Signature Page to Second Amended and Restated Certificate of Incorporation]

Annex G
EXECUTION VERSION
SUPPORT AGREEMENT
This Support Agreement (this “Agreement”) is made and entered into as of January 13, 2020, by and among Mudrick Capital Acquisition Corporation, a Delaware corporation (“Parent”), and the other Persons whose names appear on the signature pages hereto (each such Person, a “Seller Stockholder” and, collectively, the “Seller Stockholders”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement (as defined below) at the time such agreement was executed on January 13, 2020.
RECITALS
A.   On January 13, 2020, Hycroft Mining Corporation, a Delaware corporation (the “Seller”), MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Acquisition Sub”), and Parent entered into a Purchase Agreement (the “Purchase Agreement”) that, among other things, provides for a business combination transaction pursuant to which the Seller will sell to Acquisition Sub, and Acquisition Sub will purchase from the Seller, all or substantially all of the assets of the Seller (the “Acquisition”).
B.   The Seller Stockholders agree to enter into this Agreement with respect to all shares of Common Stock, par value $0.001 per share, of the Seller (the “Seller Common Stock”) that the Seller Stockholders now or hereafter own, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record.
C.   The Seller Stockholders are the owners of, and have the sole right to vote or direct the voting of, such number of shares of Seller Common Stock as are indicated opposite each of their names on Schedule A attached hereto.
D.   As a condition to the willingness of Parent to enter into the Purchase Agreement and as an inducement and in consideration therefor, the Seller Stockholders have agreed to enter into this Agreement.
E.   Each of Parent and the Seller Stockholders has determined that it is in its best interests to enter into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.    Definitions.   When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.
“Beneficially Own”, “Beneficial Owner” or “Beneficial Ownership” shall have the meaning (or the correlative meaning, as applicable) set forth in Rule 13d-3 and Rule 13d-5(b)(i) of the rules and regulations promulgated under the Exchange Act.
“Seller Securities” means, collectively, any Seller Common Stock, any securities convertible into or exchangeable for any Seller Common Stock, or any interest in or right to acquire any of the foregoing, whether now owned or hereafter acquired by any party hereto.
“Expiration Time” shall mean the earlier to occur of (a) the Effective Time and (b) such date and time as the Purchase Agreement shall be terminated in accordance with Section 7.1 thereof.
“Transfer” shall mean any direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or entry into any Contract with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, excluding entry into this Agreement and the Purchase Agreement and the consummation of the transactions contemplated hereby and thereby.
2.   Agreement to Retain the Seller Common Stock.
2.1   No Transfer of Company Securities.   Until the Expiration Time, each Seller Stockholder agrees not to (a) Transfer any Seller Securities or (b) deposit any Seller Securities into a voting trust or enter into a voting agreement with respect to Seller Securities or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Agreement); provided that any Seller Stockholder may Transfer any such Seller Securities to any other Seller Stockholder or any Affiliate of any such Seller Stockholder, to any family member (including a trust for such family member’s benefit) of such Seller Stockholder or such other person provided that the transferee of such Seller Securities evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Seller Stockholder.
2.2   Additional Purchases.   Until the Expiration Time, each Seller Stockholder agrees that any Seller Securities that such Seller Stockholder purchases or otherwise hereinafter acquires or with respect to which such Seller Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement to the same extent as if they were owned by such Seller Stockholder as of the date hereof.
2.3   Unpermitted Transfers.   Any Transfer or attempted Transfer of any Seller Securities in violation of this Section 2 shall, to the fullest extent permitted by applicable Law, be null and void ab initio.
3.   Voting of Shares.
3.1   Hereafter until the Expiration Time, at any meeting of the stockholders of the Seller, or at any postponement or adjournment thereof, called to seek the affirmative vote of the holders of the outstanding shares of Seller Common Stock to adopt the Purchase Agreement, approve the sale of all or substantially all of the Seller’s assets or in any other circumstances upon which a vote, consent or other approval with respect to the Purchase Agreement, the Acquisition or the other transactions contemplated by the Purchase Agreement is sought, each Seller Stockholder shall vote (or cause to be voted) all shares of Seller Common Stock currently or hereinafter owned by such Seller Stockholder in favor of the foregoing.
3.2   Hereafter until the Expiration Time, at any meeting of the stockholders of the Seller or at any postponement or adjournment thereof or in any other circumstances upon which any Seller Stockholder’s vote, consent or other approval (including by written consent) is sought, each Seller Stockholder shall vote (or cause to be voted) all Seller Securities (to the extent such Seller Securities are then entitled to vote thereon), currently or hereinafter owned by such Seller Stockholder against and withhold consent with respect to any merger, purchase of all or substantially all of the Seller’s assets or other business combination transaction (other than the Purchase Agreement and the transactions contemplated thereby, including the Acquisition). No Seller Stockholder shall commit or agree to take any action inconsistent with the foregoing that would be effective prior to the Expiration Time.
3.3   Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and until the termination of the Purchase Agreement the Seller Board effects a change in recommendation with respect to the Acquisition pursuant to its fiduciary duties under applicable Law in accordance with Section 5.1(g) of the Purchase Agreement, but solely to the extent that such change in recommendation is not related to a transaction or potential transaction between the Seller or any of its Subsidiaries and any Insider of the Seller (as defined in the Purchase Agreement), including any Seller Stockholder (a “Change of Recommendation Event”), then the obligations of each Seller Stockholder to vote (or withhold consent in respect of) its Seller Securities in accordance with Section 3.1 or Section 3.2 shall be limited to the number of shares of Seller Common Stock held by such Stockholder, rounded down to the nearest whole share, equal to the product of (a) such Stockholder’s Pro Rata Share multiplied by (b) the Covered Company Common Stock (such amount for each Seller Stockholder, the “Covered Securities”); provided, further, however, that if a Change of Recommendation Event occurs, notwithstanding any other obligations hereunder, each Seller Stockholder shall be expressly permitted to vote its Seller Securities that are not Covered Securities in its sole discretion with respect to any merger, purchase of all or substantially all of the Seller’s assets (including the Purchase Agreement and the transactions contemplated thereby, including the Acquisition) or other business combination transaction. For purposes of this Agreement, (i) the term “Covered Company Common Stock” shall mean the total number of shares of Seller Common Stock outstanding as of the record date of the applicable stockholder meeting multiplied by 0.35 and (ii) such Seller Stockholder’s “Pro Rata Share” shall mean the quotient of the number of shares of Seller Common Stock held by such Seller Stockholder as of such record date divided by the number of shares of Seller Common Stock then held by all of the Seller Stockholders party to this Agreement in the aggregate.
4.   Additional Agreements.
4.1   Litigation.   Each Seller Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Acquisition Sub, the Seller or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Purchase Agreement.
5.   Representations and Warranties of the Seller Stockholders.   Each Seller Stockholder hereby represents and warrants to Parent as follows:
5.1   Due Authority.   Such Seller Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by such Seller Stockholder and constitutes a valid and binding agreement of such Seller Stockholder enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.
5.2   Ownership of the Seller Common Stock.   As of the date hereof, such Seller Stockholder is the owner of the shares of Seller Common Stock indicated on Schedule A hereto opposite such Seller Stockholder’s name, free and clear of any and all Liens, other than those (i) created by this Agreement, (ii) Liens in favor of a broker-dealer over property held in an account with such broker-dealer generally and which liens are released upon transfer of such property, including, without limitation, any shares of Seller Common Stock held on account with such broker-dealer, or (iii) as disclosed on Schedule A. Such Seller Stockholder has and, except pursuant to a transfer permitted in accordance with Section 2.1 hereof, will have until the Expiration Time sole voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in this Agreement and power to agree to all of the matters applicable to such Seller Stockholder set forth in this Agreement, in each case, over all shares of Seller Common Stock currently or hereinafter owned by such Seller Stockholder. As of the date hereof, such Seller Stockholder does not own any capital stock or other voting securities of the Seller other than the shares of Seller Common Stock set forth on Schedule A opposite such Seller Stockholder’s name. As of the date hereof, such Seller Stockholder does not own any rights to purchase or acquire any shares of capital stock or other equity securities of the Seller, except as set forth on Schedule A opposite such Seller Stockholder’s name.
5.3   No Conflict; Consents.
(a)   The execution and delivery of this Agreement by such Seller Stockholder does not, and the performance by such Seller Stockholder of the obligations under this Agreement and the compliance by such Seller Stockholder with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to such Seller Stockholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of such Seller Stockholder, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the shares of Seller Common Stock owned by such Seller Stockholder pursuant to any Contract to which such Seller Stockholder is a party or by which such Seller Stockholder is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Seller Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.
(b)   No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to such Seller Stockholder in connection with the execution and delivery of this Agreement or the consummation by such Seller Stockholder of the transactions contemplated hereby.
5.4   Absence of Litigation.   As of the date hereof, there is no action pending against, or, to the knowledge of such Seller Stockholder, threatened against such Seller Stockholder that would reasonably be expected to materially impair the ability of such Seller Stockholder to perform such Seller Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.
5.5   Absence of Other Voting Agreement.   Except for this Agreement and the Stockholders Agreement, dated as of October 22, 2015, by and among the Seller, each of the holders of Seller Common Stock on the date thereof and each person who thereafter became or becomes a holder of Seller Common Stock, such Seller Stockholder has not: (i) entered into any voting agreement, voting trust or similar agreement with respect to any Seller Common Stock or other equity securities of the Seller owned by such Seller Stockholder, or (ii) granted any proxy, consent or power of attorney with respect to any Seller Common Stock or other equity securities of the Seller owned by such Seller Stockholder (other than as contemplated by this Agreement).
5.6   Reliance by Parent.   Such Seller Stockholder understands and acknowledges that Parent is entering to the Purchase Agreement in reliance upon such Seller Stockholder’s execution and delivery of this Agreement.
6.   Fiduciary Duties.   Each Seller Stockholder is entering into this Agreement solely in its capacity as the owner of such Seller Stockholder’s shares of Seller Common Stock. Nothing contained herein shall in any way limit or affect, or shall require any Seller Stockholder to attempt to limit or affect, any actions taken by any of the Seller Stockholders’ designees serving on the Seller Board or any such Seller Stockholder in his or her capacity as a director, officer or employee of the Company or any of its Affiliates. No action taken (or omitted to be taken) in any such capacity as director, officer or employee shall be deemed to constitute a breach of this Agreement.
7.   Termination.   This Agreement shall terminate and be of no further force or effect at the Expiration Time. Notwithstanding the foregoing sentence, this Section 7 and Section 10 of this Agreement shall survive any termination of this Agreement. .
8.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Parent, any direct or indirect ownership or incidence of ownership of or with respect to the Seller Stockholders’ shares of Seller Common Stock. All rights, ownership and economic benefits of and relating to the Seller Stockholders’ shares of Seller Common Stock and shall remain vested in and belong to the Seller Stockholders, and Parent shall have no authority to direct the Seller Stockholders in the voting or disposition of any of the shares of Seller Common Stock except as otherwise provided herein.
9.   Exclusivity.   Until the Expiration Time, each Seller Stockholder agrees to comply with the obligations applicable to Affiliates of the Seller pursuant to Section 5.11 of the Purchase Agreement as if they were parties thereto.

10.   Miscellaneous.
10.1   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void, unenforceable, or against its regulatory policy, the remainder of this Agreement will continue in full force and effect and the application of such term, provision, covenant or restriction to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto such that this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The parties hereto further agree to replace such void or unenforceable term, provision, covenant or restriction of this Agreement with a valid and enforceable term, provision, covenant or restriction that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable term, provision, covenant or restriction.
10.2   Non-survival of Representations and Warranties.   None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.
10.3   Assignment.   No party hereto may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties hereto. Subject to the first sentence of this Section 10.3, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 10.3 shall be void.
10.4   Amendments and Modifications.   Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, at any time, by execution of an instrument in writing signed on behalf of each of the parties hereto with respect to any of the terms contained herein.
10.5   Specific Performance; Injunctive Relief.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to enforce specifically the terms and provisions hereof in the Chosen Courts and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties hereto. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each party hereto hereby further agrees that in the event of any action by any other party hereto for specific performance or injunctive relief, it will not assert that a remedy at Law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

10.6   Notices.   All notices, consents and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized courier service guaranteeing overnight delivery, or sent via email to the parties hereto at the following addresses:
(i)
if to Parent:

Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022
Attn: John O’Callaghan
Telephone: (646) 747-9500
Email: JOCallaghan@mudrickcapital.com
with a copy to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Jaclyn L. Cohen
Telephone: (212) 310-8891
Email: jackie.cohen@weil.com
if to any Seller Stockholder, to the address for notice set forth on Schedule A hereto, with a copy to:
Neal, Gerber & Eisenberg, LLP
2 N. LaSalle Street, Suite 1700
Chicago, IL 60602
Attention: David S. Stone
Telephone: 312-269-811
Email: dstone@nge.com
unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date delivered, if delivered personally, (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery, and (c) on the date delivered, if delivered by email. Each of the parties hereto will be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.
10.7   APPLICABLE LAW; JURISDICTION OF DISPUTES.   THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, AND ANY ACTION, SUIT, DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, OR THE VALIDITY, INTERPRETATION, BREACH OR TERMINATION OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF THE STATE OF DELAWARE REGARDLESS OF THE LAW THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
EACH OF PARENT OR THE SELLER STOCKHOLDERS IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE CHOSEN COURTS IN CONNECTION WITH ANY MATTER BASED UPON OR ARISING OUT OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION

THEREOF, AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS AND WAIVES AND COVENANTS NOT TO ASSERT OR PLEAD ANY OBJECTION WHICH THEY MIGHT OTHERWISE HAVE TO SUCH MANNER OF SERVICE OF PROCESS. EACH OF PARENT OR THE SELLER STOCKHOLDERS AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT HEREBY WAIVES, AND SHALL NOT ASSERT AS A DEFENSE IN ANY LEGAL DISPUTE, THAT (A) SUCH PERSON IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE CHOSEN COURTS FOR ANY REASON, (B) SUCH LEGAL PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE CHOSEN COURTS, (C) SUCH PERSON’S PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, (D) SUCH LEGAL PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR (E) THE VENUE OF SUCH LEGAL PROCEEDING IS IMPROPER. EACH OF PARENT OR THE SELLER STOCKHOLDERS AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY AGREES NOT TO COMMENCE OR PROSECUTE ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT OTHER THAN BEFORE THE CHOSEN COURTS, NOR TO MAKE ANY MOTION OR TAKE ANY OTHER ACTION SEEKING OR INTENDING TO CAUSE THE TRANSFER OR REMOVAL OF ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT TO ANY COURT OTHER THAN THE CHOSEN COURTS, WHETHER ON THE GROUNDS OF INCONVENIENT FORUM OR OTHERWISE. EACH OF PARENT OR THE SELLER STOCKHOLDERS HEREBY CONSENTS TO SERVICE OF PROCESS IN ANY SUCH PROCEEDING IN ANY MANNER PERMITTED BY DELAWARE LAW, AND FURTHER CONSENTS TO SERVICE OF PROCESS BY NATIONALLY RECOGNIZED OVERNIGHT COURIER SERVICE GUARANTEEING OVERNIGHT DELIVERY, OR BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, AT ITS ADDRESS SPECIFIED PURSUANT TO SECTION 10.6. NOTWITHSTANDING THE FOREGOING IN THIS SECTION 10.7, EACH OF PARENT OR THE SELLER STOCKHOLDERS MAY COMMENCE ANY ACTION, CLAIM, CAUSE OF ACTION OR SUIT IN A COURT OTHER THAN THE CHOSEN COURTS SOLELY FOR THE PURPOSE OF ENFORCING AN ORDER OR JUDGMENT ISSUED BY THE CHOSEN COURTS.
10.8   WAIVER OF JURY TRIAL.   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF PARENT OR THE SELLER STOCKHOLDERS AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NEITHER PARENT NOR THE SELLER STOCKHOLDERS NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. FURTHERMORE, NEITHER PARENT OR THE SELLER STOCKHOLDERS NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
10.9   Entire Agreement; Third-Party Beneficiaries.   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and is not intended to confer upon any other Person other than the parties hereto any rights or remedies.

10.10   Counterparts.   This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.
10.11   Effect of Headings.   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
10.12   Legal Representation.   Each of the parties hereto agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party hereto drafting such agreement or document.
10.13   Expenses.   Except as otherwise set forth in this Agreement and for the fees and expenses of counsel to the Selling Stockholders, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses.
10.14   No Recourse.   Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Purchase Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties hereto to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties hereto to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party hereto against the other parties hereto, in no event shall any party hereto or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.
10.15   Waiver.   No failure or delay on the part of Parent to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been signed on behalf of each of the parties hereto as of the date first written above.
MUDRICK CAPITAL ACQUISITION CORPORATION
By:
/s/ Jason Mudrick

Name: Jason Mudrick
Title:  Chief Executive Officer
[SIGNATURE PAGE TO SUPPORT AGREEMENT]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
HYBRIDGE TACTICAL CREDIT MASTER FUND, L.P.,
as a Seller Stockholder
By:
Highbridge Capital Management, LLC,
Its Trading Manager

By:
/s/ Jonathan Segal

Name: Jonathan Segal
Title:  Managing Director
HYBRIDGE MSF INTERNATIONAL, LTD,
as a Seller Stockholder
By:
Highbridge Capital Management, LLC,
Its Trading Manager

By:
/s/ Jonathan Segal

Name: Jonathan Segal
Title:  Managing Director
[SIGNATURE PAGE TO SUPPORT AGREEMENT]

Aristeia Capital, LLC,
As investment advisor for the following
Investment funds, which are Selling
Stockholders:
ARISTEIA MASTER LP WINDERMERE IRELAND FUND PLC,
By:
Aristeia Capital, LLC

By:
/s/ Robert H. Lynch, Jr.

Name: Robert H. Lynch, Jr.
Title:  Manager
By:
/s/ Andrew B. David

Name: Andrew B. David
[SIGNATURE PAGE TO SUPPORT AGREEMENT]

MUDRICK DISTRESSED OPP FD GLOBAL LP,
as a Seller Stockholder
By:
Mudrick Capital Management, L.P.,
Its investment manager

By:
/s/ Glenn Springer

Name: Glenn Springer
Title:  Chief Financial Officer
[SIGNATURE PAGE TO SUPPORT AGREEMENT]

BLACKWELL PARTNERS LLC — SERIES A,
as a Seller Stockholder
By:
Mudrick Capital Management, L.P.,
its investment manager

By:
/s/ Glenn Springer

Name: Glenn Springer
Title:  Chief Financial Officer
[SIGNATURE PAGE TO SUPPORT AGREEMENT]

Whitebox Advisors LLC, as Investment Manager for the following investment funds which are Seller Stockholders:
WHITEBOX ASYMMETRIC PARTNERS, LP
WHITEBOX CREDIT PARTNERS, LP
WHITEBOX MULTI-STRATEGY PARTNERS, LP
WHITEBOX INSTITUTIONAL PARTNERS, LP
By:
/s/ Mark M. Strefling

Name: Mark M. Strefling
Title:  Partner & Chief Executive Officer
[SIGNATURE PAGE TO SUPPORT AGREEMENT]

WOLVERINE FLAGSHIP FUND TRADING LIMITED,
as a Selling Stockholder
By:
Wolverine Asset Management, LLC,
its investment manager

By:
/s/ Kenneth L. Nadel

Name: Kenneth L. Nadel
Title:  Chief Operating Officer
[SIGNATURE PAGE TO SUPPORT AGREEMENT]

Schedule A
Seller Stockholder Name	Addresses for Notice	Shares of Seller Common Stock
Whitebox Asymmetric Partners, LP	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416 Attn: Jacob Mercer, Andrew Thau Email: jmercer@whiteboxadvisors.com, AThau@whiteboxadvisors.com Fax: 612-355-2004	171,196
Whitebox Credit Partners, LP	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416 Attn: Jacob Mercer, Andrew Thau Email: jmercer@whiteboxadvisors.com, AThau@whiteboxadvisors.com Fax: 612-355-2004	123,639
Whitebox Multi-Strategy Partners, LP	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416 Attn: Jacob Mercer, Andrew Thau Email: jmercer@whiteboxadvisors.com, AThau@whiteboxadvisors.com Fax: 612-355-2004	125,664
Whitebox Institutional Partners, LP	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416 Attn: Jacob Mercer, Andrew Thau Email: jmercer@whiteboxadvisors.com, AThau@whiteboxadvisors.com Fax: 612-355-2004	68,942
Aristeia Master, L.P	1140 Avenue of the Americas. New York, NY 10036 Attn: Robert Lynch Email: lynch@aristeiacapital.com Fax: 212-842-8901	116,608
Windermere Ireland Fund PLC	1140 Avenue of the Americas. New York, NY 10036 Attn: Robert Lynch Email: lynch@aristeiacapital.com Fax: 212-842-8901	5,437
Wolverine Flagship Fund Trading Limited	175 W. Jackson Blvd., Suite 340 Chicago, IL 60604 Attn: Bruce Mygatt Email: bmygatt@wolvefunds.com Fax: 312-884-4401	71,534
Highbridge MSF International Ltd.	40 West 57th Street, 32nd Floor New York, NY 10019 Attn: Glynnis Kelly Email:glynnis.kelly@highbridge.com	258,791
Highbridge Tactical Credit Master Fund, L.P.	40 West 57th Street, 32nd Floor New York, NY 10019 Attn: Glynnis Kelly Email:glynnis.kelly@highbridge.com	98,002

Seller Stockholder Name	Addresses for Notice	Shares of Seller Common Stock
Mudrick Distressed Opportunity Fund Global, L.P.	527 Madison Avenue, 6th Floor New York, NY 10022 Attn: David Kirsch Email: dkirsch@mudrickcapital.com	525,250
Blackwell partners LLC — Series A	527 Madison Avenue, 6th Floor New York, NY 10022 Attn: David Kirsch Email:dkirsch@mudrickcapital.com	111,075
Total	N/A	1,676,138

Annex H
EXECUTION VERSION
January 13, 2020
Mudrick Capital Acquisition Corporation
527 Madison Avenue
6th Floor
New York, NY 10022
RE: Surrender of Parent Class B Common Stock
Reference is made to that certain Purchase Agreement (the “Purchase Agreement”), to be dated as of the date hereof, by and among Hycroft Mining Corporation, a Delaware corporation, Mudrick Capital Acquisition Corporation, a Delaware corporation (“Parent”), and MUDS Capital Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent. This letter agreement (this “Letter Agreement”) is being entered into and delivered by Parent and Mudrick Capital Acquisition Holdings LLC, a Delaware limited liability company (“Parent Sponsor”) in connection with the transactions contemplated by the Purchase Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.
In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent Sponsor (a) represents and warrants that it collectively holds all of the issued and outstanding shares of Parent Class B common stock, par value $0.0001 per share (the “Parent Class B Common Stock”), in each case, as of the date of this Letter Agreement, (b) agrees that, subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 6.1 and 6.3 of the Purchase Agreement, immediately prior to the Closing, Parent Sponsor shall surrender a number of shares of Parent Class B Common Stock equal to (i) 1,941,667 plus (ii) the product of (A) 1,941,667 and (B) the difference between (I) 1 and (II) a fraction (not greater than 1), the numerator of which is the sum of (1) an amount in cash equal to the portion of the equity financing that is funded by any Person other than the Initial Subscribers (as defined in the Purchase Agreement), any member of the Sprott Group (but solely with respect to an amount of equity financing up to $10,000,000, with any such member not being excluded to the extent of the amount in excess thereof), or their respective Affiliates that (x) has a substantive and pre-existing relationship with Parent or its advisors, (y) was contacted prior to the date hereof regarding the equity financing and (z) enters into subscription agreements or similar instruments prior to the Closing pursuant to which such Person agrees to purchase Parent Class A Common Stock in an equity financing transaction concurrently with the Closing and (2) the amount of cash remaining in the Trust Account following the satisfaction of the Parent Stockholder Redemptions, and the denominator of which is $65,000,000 (the “Surrendered Shares”), which Surrendered Shares will be cancelled by Parent; and (c) subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 6.1 and 6.3 of the Purchase Agreement, immediately prior to the Closing, waives any and all rights Parent Sponsor has or will have under Section 4.3(b)(ii) of Parent’s Charter Documents to receive, with respect to each share of Parent Class B Common Stock held by Parent Sponsor, more than one (1) share of Parent Class A Common Stock upon automatic conversion of such shares of Parent Class B Common Stock in accordance with Parent’s Charter Documents. Subject to the terms and conditions of this Letter Agreement, Parent Sponsor agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Letter Agreement.
This Letter Agreement shall terminate, and have no further force and effect, if the Purchase Agreement is terminated in accordance with its terms prior to the Effective Time. This Letter Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Letter Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any principles of conflicts of law. This Letter Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.
[The remainder of this page left intentionally blank.]

H-1

Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.
Very truly yours,
Mudrick Capital Acquisition Holdings LLC
By:
/s/ John O’Callaghan

Name: John O’Callaghan
Title: Corporate Secretary
Acknowledged and agreed as of the date of this Letter Agreement:
Mudrick Capital Acquisition Corporation
By:
/s/ Jason Mudrick

Name: Jason Mudrick
Title: Chief Executive Officer
[Signature Page to Letter Agreement]

Annex I
Form of Trust Termination Letter
[Letterhead of Company]
[Insert date]
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: [•]
Re: Trust Account No. [•] Termination Letter
Ladies and Gentlemen:
Pursuant to Section 1(i) of the Investment Management Trust Agreement between Mudrick Capital Acquisition Corporation (the “Company”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of February 7, 2018 (the “Trust Agreement”), this is to advise you that the Company has entered into an agreement with Hycroft Mining Corporation to acquire substantially all of the assets and to discharge and pay or assume, directly or indirectly, certain liabilities of Seller (the “Business Combination”) on or about [•], 2020. The Company shall notify you at least forty-eight (48) hours in advance of the actual date of the consummation of the Business Combination (the “Consummation Date”). Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.
In accordance with the terms of the Trust Agreement, we hereby authorize you to commence to liquidate all of the assets of the Trust Account on [•] 2020, and to transfer the proceeds to a segregated account held by you on behalf of the Beneficiaries to the effect that, on the Consummation Date, all of the funds held in the Trust Account will be immediately available for transfer to the account or accounts that the Company shall direct on the Consummation Date (including as directed to it by the Representative on behalf of the Underwriters (with respect to the Deferred Discount)). It is acknowledged and agreed that while the funds are on deposit in the trust checking account at J.P. Morgan Chase Bank, N.A. awaiting distribution, the Company will not earn any interest or dividends.
On the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated concurrently with your transfer of funds to the accounts as directed by the Company (the “Notification”) and (ii) the Company shall deliver to you (a) a certificate of the Chief Executive Officer, which verifies that the Business Combination has been approved by a vote of the Company’s stockholders, if a vote is held and (b) a joint written instruction signed by the Company and the Representative with respect to the transfer of the funds held in the Trust Account, including payment of amounts owed to public stockholders who have properly exercised their redemption rights and payment of the Deferred Discount to the Representative from the Trust Account (the “Instruction Letter”). You are hereby directed and authorized to transfer the funds held in the Trust Account immediately upon your receipt of the Notification and the Instruction Letter, in accordance with the terms of the Instruction Letter. In the event that certain deposits held in the Trust Account may not be liquidated by the Consummation Date without penalty, you will notify the Company in writing of the same and the Company shall direct you as to whether such funds should remain in the Trust Account and be distributed after the Consummation Date to the Company. Upon the distribution of all the funds, net of any payments necessary for reasonable unreimbursed expenses related to liquidating the Trust Account, your obligations under the Trust Agreement shall be terminated.
In the event that the Business Combination is not consummated on the Consummation Date described in the notice thereof and we have not notified you on or before the original Consummation Date of a new Consummation Date, then upon receipt by the Trustee of written instructions from the Company, the funds held in the Trust Account shall be reinvested as provided in Section 1(c) of the Trust Agreement on the business day immediately following the Consummation Date as set forth in such notice as soon thereafter as possible.

I-1

Very truly yours,
Mudrick Capital Acquisition Corporation
By:

Name:
Title:
cc: Cantor Fitzgerald & Co.

Annex J
EXECUTION VERSION
HYCROFT MINING CORPORATION
NOTE EXCHANGE AGREEMENT
Dated as of January 13, 2020

J-i

J-ii

J-iii

Schedules
1.1	Exchanging Holders
1.3	Wire Transfer Instructions

J-iv

THIS NOTE EXCHANGE AGREEMENT is entered into as of January 13, 2020 (as amended, supplemented or otherwise modified from time to time, together with any schedules, exhibits and annexes hereto, this “Agreement”), by and among (a) Hycroft Mining Corporation, a Delaware corporation (the “Company”), (b) each of the direct or indirect subsidiaries of the Company listed on the signature pages hereto (the “Subsidiaries”), (c) each of the undersigned entities and/or their investment advisors, managers, managed funds or accounts, intermediaries or nominees set forth on Schedule 1.1 hereto (each, an “Exchanging Holder” and, collectively, the “Exchanging Holders”) and (d) WBox 2015-5 Ltd., in its capacity as Collateral Agent (as such term is defined herein). Capitalized terms used in this Agreement are defined in Section 17.3 hereof.
RECITALS
WHEREAS, on February 22, 2019, May 21, 2019, June 27, 2019, August 6, 2019, August 29, 2019, September 25, 2019, October 16, 2019, November 21, 2019 and December 17, 2019, the Company issued, pursuant to Note Purchase Agreements of even date therewith (the “1.25 Lien Note Purchase Agreements”), $18,000,000, $9,000,000, $10,000,000, $5,000,000, $5,000,000, $5,000,000, $10,000,000, $5,000,000 and $5,000,000, respectively, in aggregate principal amount of Senior Secured Notes due December 31, 2019 (the “Existing Notes”);
WHEREAS, each Exchanging Holder is the beneficial owner of the aggregate principal amount of the Existing Notes set forth opposite its name on Schedule 1.1 attached hereto;
WHEREAS, the Company desires to issue additional Senior Secured Notes subordinate in priority to the Senior Debt Obligations under the First Lien Term Loan Credit Agreement (each, a “Note” and, collectively, the “Notes”);
WHEREAS, the Exchanging Holders have agreed pursuant to that certain exchange agreement by and among the Exchanging Holders and Mudrick Capital Acquisition Corporation (“MUDS”), that up to $80,000,000 in aggregate principal amount of Notes will be assigned to and assumed by MUDS and any Notes in excess of $80,000,000 in aggregate principal amount of Notes will be repaid in full and/or exchanged for shares of MUDS common stock; and
WHEREAS, pursuant to this Agreement, on the Closing Date, the Company will issue Notes to the Exchanging Holders in the aggregate principal amount set forth opposite each Exchanging Holder’s name on Schedule 1.1 hereto.
NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties and covenants set forth herein, and other good and valuable consideration, the Company and its Subsidiaries and the Exchanging Holders agree as follows:
1.   Exchange of Notes.
1.1   Exchange.   On the basis of the representations, warranties, agreements and covenants set forth herein and subject to the terms and conditions set forth herein, at the Closing, each Exchanging Holder will assign, transfer and deliver to the Company all of its right, title and interest in and to all of the Existing Notes held by each such Exchanging Holder on the date hereof free and clear of all Liens of any nature whatsoever, against issuance and delivery to such Exchanging Holder of the Notes in the principal amount set forth opposite such Exchanging Holder’s name on Schedule 1.1 hereto. Each Exchanging Holder hereby acknowledges and agrees that receipt of the Notes shall constitute complete satisfaction of all obligations or any other sums due to such Exchanging Holder with respect to the Existing Notes from the Company and its Subsidiaries or otherwise.
1.2   Private Placement.   The Notes will be issued to the Exchanging Holders pursuant to the exemption from registration afforded by Section 3(a)(9) or Section 4(a)(2) of the Securities Act and the rules and regulations of the SEC thereunder. Upon original issuance thereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act, the Notes shall bear the legends applicable to each such Note as set forth in this Agreement.

1.3   Closing.   The closing of the exchange and issuance of the Notes hereunder (the “Closing”) will occur at 10:00 a.m., New York City time, on the Closing Date, immediately prior to and in connection with the consummation of the transactions contemplated under that certain Purchase Agreement by and among MUDS, MUDS Acquisition Sub, Inc., and the Company (the “Purchase Agreement”). At the Closing, (i) each Exchanging Holder shall effect by book entry, in accordance with the applicable procedures of the Depository Trust Company, the delivery to the Company (or its transfer agent or designee) of all of the Existing Notes set forth opposite such Exchanging Holder’s name on Schedule 1.1 hereto and all other documents and instruments reasonably requested by the Company to effect the transfer of the Existing Notes to the Company and (ii) the Company and its Subsidiaries shall deliver to each Exchanging Holder such certificates, counterparts to agreements, documents or instruments required to be delivered by the Company and its Subsidiaries (or any of them) to such Exchanging Holder pursuant to Section 2.1 hereof. The agreements, instruments, certificates and other documents to be delivered on the Closing Date by or on behalf of the Company and its Subsidiaries will be delivered to the Exchanging Holders at the offices of Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038.
1.4   Assignment and Assumption.   In connection with the business combination and closing of the transactions contemplated under the Purchase Agreement, as set forth in Section 6.19(c), up to $80,000,000 in aggregate principal of Notes will be assigned to, and assumed by, MUDS without any further action by the Parties hereto
1.5   Affiliates and Related Funds.   Anything in this Agreement to the contrary notwithstanding (but without limiting the provisions of Section 16.5 hereof), any Exchanging Holder, in its sole discretion, may designate that some or all of the Notes be issued in the name of, and delivered to, one or more of its Affiliates or Related Funds so long as any such Affiliate or Related Fund confirms in writing the representations and warranties set forth in Section 4 with respect to such Affiliate or Related Fund.
1.6   Form and Dating.
(a)   General.   The Notes shall be substantially in the form included in Exhibit A hereto, which is incorporated in and expressly made a part of this Agreement. The notations of the Note Guarantees, shall be substantially in the form of Exhibit D hereto, the terms of which are incorporated and made part of this Agreement. Notes may have notations, legends or endorsements required by Law, stock exchange rule or usage. The Notes shall be in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof.
The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a party of this Agreement and the Company, the Guarantors and the Collateral Agent, by their execution and delivery of this Agreement, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any Note conflicts with the express provisions of this Agreement, the provisions of this Agreement shall govern and be controlling.
(b)   Notes.   In connection with the payment of PIK Interest in respect of the Notes, the Company shall be entitled, without the consent of the Holders, to increase the outstanding principal amount of the Notes. The Notes shall be treated as a single class for all purposes under this Agreement, including waivers, amendments, redemptions and offers to purchase.
2.   Conditions to Closing.
2.1   Conditions Precedent to Obligations of the Exchanging Holders.   The obligation of each Exchanging Holder to exchange the Existing Notes hereunder is subject to the satisfaction (or waiver by the Requisite Holders) of each of the following conditions prior to or on the Closing Date:
(a)   Note Exchange Agreement.   Each of the Exchanging Holders, the Collateral Agent, the Company and the Subsidiaries shall have executed and delivered this Agreement.
(b)   Note Documents.   The Company and its Subsidiaries shall have executed and/or delivered, and all other parties thereto shall have executed and/or delivered, (x) each Note

Document, and (y) all other documents, instruments and agreements to be entered into and/or delivered by Company and its Subsidiaries in connection with the transactions contemplated by this Agreement.
(c)   Liens.   All liens on all of the collateral to secure the obligations under the Notes and this Agreement and the guarantees thereof shall have been perfected in a manner that is acceptable to the Requisite Holders and such liens shall be second-priority liens subject only to the priority of the liens that secure the First Lien Term Loans and certain permitted liens under the First Lien Term Loan Credit Agreement that are acceptable to the Holders and the Company.
(d)   No Injunctions or Restraints; Illegality.   No temporary restraining order, preliminary or permanent injunction, judgment or other Order preventing the consummation of any of the transactions contemplated by this Agreement shall have been entered, issued, rendered or made, nor shall any Proceeding seeking any of the foregoing be commenced, pending or threatened; nor shall there be any Law promulgated, enacted, entered, enforced or deemed applicable to the Exchanging Holders or the Company and its Subsidiaries which makes the consummation of any of the transactions contemplated by this Agreement illegal, void or rescinded.
(e)   Notices and Consents.   All Governmental Body and third party notifications, filings, waivers, authorizations and Consents necessary or required to be obtained by Company and its Subsidiaries for the consummation of any of the transactions contemplated by this Agreement, if any, shall have been made or received and shall be in full force and effect.
(f)   Representations and Warranties.   Each of (i) the representations and warranties of the Company and its Subsidiaries in this Agreement that are not qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all material respects and (ii) the representations and warranties of the Company and its Subsidiaries in this Agreement that are qualified as to “materiality” or “Material Adverse Effect” shall be true and correct, in each case of clauses (i) and (ii), at and as of the date of this Agreement.
(g)   Covenants.   Each of the Company and its Subsidiaries shall have complied in all material respects with all covenants in this Agreement which are applicable to the Company and its Subsidiaries.
(h)   Other Documentation.   The Company and its Subsidiaries shall have delivered to the Exchanging Holders any other agreement, certificate or other documentation reasonably requested by the Exchanging Holders.
(i)   No Registration; Compliance with Securities Laws.   No Proceeding shall be pending or threatened by any Governmental Body or other Person that alleges that the issuance of the Notes hereunder is not exempt from the registration and prospectus delivery requirements of Section 5 of the Securities Act.
(j)   Officer’s Certificate.   The Exchanging Holders shall have received on and as of the Closing Date a certificate of the chief financial officer of the Company confirming that the conditions set forth in Section 2.1 hereof have been satisfied.
(k)   Purchase Agreement.   The conditions set forth in Sections 6.1 (other than Sections 6.1(a) (solely as such condition relates to clauses (v) and (vi) of the definition of “Parent Stockholder Matters”), 6.1(b) and 6.1(g)), 6.2(c), 6.2(d), 6.2(e), 6.2(f), 6.3(c) and 6.3(e) of the Purchase Agreement shall have been satisfied.
(l)   No amendment, waiver or modification of the provisions of the Purchase Agreement (since the time such agreement was executed on January 13, 2020) that would reasonably be expected to be material and adverse to the interests of the Exchanging Holders have been made without the Exchanging Holders’ written consent (it being understood that, without limitation, any amendment of the provisions of the Purchase Agreement specified in Section 2.1(k) (or any defined terms used in connection with such provisions), any amendment or waiver of compliance with Section 5.27 of the Purchase Agreement or any amendment to reduce the aggregate purchase price or change the form of consideration payable pursuant to the Purchase Agreement shall be deemed material and adverse to the interests of the Exchanging Holders).
2.2   Conditions Precedent to Obligations of the Company.   The obligations of the Company to issue the Notes to each of the Exchanging Holders pursuant to Section 1 hereof are subject to the following conditions precedent, each of which may be waived in writing by the Company:
(a)   No Injunctions or Restraints; Illegality.   No temporary restraining order, preliminary or permanent injunction, judgment or other Order preventing the consummation of any of the transactions contemplated by this Agreement shall have been entered, issued, rendered or made, nor shall any Proceeding seeking any of the foregoing be commenced, pending or threatened; nor shall there be any Law promulgated, enacted, entered, enforced or deemed applicable to the Exchanging Holders or the Company and its Subsidiaries which makes the consummation of any of the transactions contemplated by this Agreement illegal, void or rescinded.
(b)   Representations and Warranties.   Each of (x) the representations and warranties of each Exchanging Holder in this Agreement that are not qualified as to “materiality” or “adverse in any material respect” shall be true and correct in all material respects and (y) the representations and warranties of each Exchanging Holder that are qualified as to “materiality” or “adverse in any material respect” shall be true and correct, in each case of clauses (x) and (y), at and as of the date of this Agreement.
(c)   Delivery of Existing Notes.    Each Exchanging Holder shall have effected, or shall effect substantially concurrently with the consummation of the transactions under this Agreement, by delivery to the Company (or its transfer agent or designee) of all of the Existing Notes set forth opposite such Exchanging Holder’s name on Schedule 1.1 hereto and all other documents and instruments reasonably requested by the Company to effect the transfer of the Existing Notes to the Company.
3.   Representations and Warranties of the Company and its Subsidiaries.   Except as otherwise disclosed in writing to the Exchanging Holders prior to the Closing Date and attached in a Schedule hereto, the Company and its Subsidiaries hereby, jointly and severally, represent and warrant to the Exchanging Holders as set forth below as of the date hereof.
3.1   Organization of the Company and its Subsidiaries.   The Company and each of its Subsidiaries is a corporation or limited liability company (as the case may be) duly organized or formed (as applicable), validly existing and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of organization or formation (as applicable), and has full corporate or limited liability company (as applicable) power and authority to conduct its business as it is now conducted. The Company and each of its Subsidiaries is duly qualified or registered to do business as a foreign corporation or limited liability company (as the case may be) and is in good standing (to the extent such concept is applicable) under the Laws of each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification or registration, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
3.2   Authority; No Conflict; Consents.
(a)   Each of the Company and its Subsidiaries (i) has the requisite corporate or limited liability company (as applicable) power and authority (A) to enter into, execute and deliver this Agreement and each other Note Document to which it is (or will be) a party, and (B) to perform and consummate any of the transactions contemplated by this Agreement, and (ii) has taken all necessary corporate or limited liability company (as applicable) action required for (x) the due authorization, execution and delivery of this Agreement and each other Note Document to which it is (or will be) a party and (y) the performance and consummation of the transactions contemplated by this Agreement. This Agreement has been (or, in the case of each other Note Document to be entered into by the Company and/or its Subsidiaries, as the case may be, at or prior to the Closing, will be) duly executed and delivered by each of the Company and its Subsidiaries (or, in the case of any other Note Document, the Company and/or its Subsidiaries, as the case may

be). This Agreement constitutes (or, in the case of each other Note Document to be entered into by the Company and/or its Subsidiaries, as the case may be, at or prior to the Closing, will constitute) the legal, valid and binding obligation of each of the Company and its Subsidiaries (or, in the case of any other Note Document, the Company and/or its Subsidiaries as the case may be), enforceable against the Company and/or its Subsidiaries, as the case may be, in accordance with its terms, except to the extent that the enforceability thereof may be limited by (I) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (II) the fact that the courts may deny the granting or enforcement of equitable remedies.
(b)   Neither the execution and delivery by the Company and/or its Subsidiaries, as the case may be, of this Agreement or any of the other Note Documents, nor the execution or the performance or consummation by the Company and/or its Subsidiaries of any of the transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time or both):
(i)   contravene, conflict with or result in a violation or breach of any provision of the Organizational Documents of any of the Company and its Subsidiaries, as the case may be;
(ii)   contravene, conflict with or result in a violation of any Law or Order to which any of the Company and its Subsidiaries, as the case may be, or any of the properties, assets, rights or interests owned or used by any of the Company and its Subsidiaries, as the case may be, may be subject;
(iii)   contravene, conflict with or result in a violation or breach of any provision of, or give rise to any right of termination, acceleration or cancellation under, any Contract to which any of the Company and its Subsidiaries, as the case may be, is a party or which any of the Company’s and its Subsidiaries’, as the case may be, properties, assets, rights or interests are bound; or
(iv)   result in the imposition or creation of any Liens (except for Permitted Liens securing the Indebtedness described in Section 6.8(b)(iv)) upon or with respect to any of the assets, properties, rights, interests or businesses owned or used by any of the Company and its Subsidiaries, as the case may be;
except, in the case of clauses (ii) and (iii) above, where such occurrence, event or result, would not, individually or in the aggregate, reasonably be expected to be adverse in any material respect to any of the Company or any of its Subsidiaries.
(c)   Subject to the Approvals, none of the Company or any of its Subsidiaries will be required to give any notice to, make any filing with or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement or any other Note Document, or the performance or consummation of any of the transactions contemplated by this Agreement.
3.3   Proceedings.    There are no pending, outstanding or, to the knowledge of the Company, threatened Proceedings to which any of the Company or any of its Subsidiaries is a party or to which any properties, assets, rights or interests of any of them are subject, except for the class action securities litigations currently pending in the Ontario Superior Court in Canada and (c) proceedings that if adversely determined to the Company and/or any of its Subsidiaries would not, individually or in the aggregate, reasonably be expected to be adverse in any material respect to the Company and its Subsidiaries taken together as a whole.
3.4   Brokers or Finders.    Neither the Company nor any of its Subsidiaries nor any of their respective Representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or any of the other Note Documents.

3.5   Exemption from Registration.    Assuming the accuracy of the Exchanging Holders’ representations set forth in Section 4 hereof, the issuance of the Notes hereunder will be exempt from the registration and prospectus delivery requirements of the Securities Act.
3.6   Issuance.
(a)   The Notes issued and delivered to the Exchanging Holders pursuant to this Agreement will be free and clear of all taxes, Liens, pre-emptive rights, rights of first refusal, subscription and similar rights (other than any such Liens created by an Exchanging Holder).
3.7   Arm’s Length.    Each of the Company and its Subsidiaries acknowledges and agrees that the Exchanging Holders are acting solely in the capacity of arm’s length contractual counterparties to the Company and its Subsidiaries with respect to the transactions contemplated hereby (including in connection with determining the terms of this Agreement and the Notes) and not as financial advisors or fiduciaries to, or agents of, the Company and its Subsidiaries or any other Person. Additionally, the Exchanging Holders are not advising the Company and its Subsidiaries or any other Person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. Each of the Company and its Subsidiaries shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Exchanging Holders shall have no responsibility or liability to the Company and its Subsidiaries with respect thereto. Any review by an Exchanging Holder of the Company and its Subsidiaries will be performed solely for the benefit of such Exchanging Holder and shall not be on behalf of the Company and its Subsidiaries.
4.   Representations and Warranties of the Exchanging Holders.   Each Exchanging Holder, severally and not jointly, hereby represents and warrants to the Company and its Subsidiaries as set forth below as of the date hereof.
4.1   Organization of Such Exchanging Holder.    Such Exchanging Holder is duly organized or formed (as applicable), validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation (as applicable), with full corporate, partnership or limited liability company (as applicable) power and authority to conduct its business as it is now conducted.
4.2   Authority; No Conflict; Consents.
(a)   Such Exchanging Holder (i) has the requisite corporate, partnership or limited liability company (as applicable) power and authority (A) to enter into, execute and deliver this Agreement and (B) to perform and consummate the transactions contemplated hereby, and (ii) has taken all necessary corporate, partnership or limited liability company (as applicable) action required for (x) the due authorization, execution and delivery of this Agreement and (y) the performance and consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Exchanging Holder. This Agreement constitutes the legal, valid and binding obligation of such Exchanging Holder, enforceable against such Exchanging Holder in accordance with its terms, except to the extent that the enforceability thereof may be limited by (1) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable remedies.
(b)   Except (x) for Consents which have been obtained, notices which have been given and filings which have been made, in each case on a timely basis, and (y) where the failure to give any notice, obtain any Consent or make any filing would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, such Exchanging Holder is not and will not be required to give any notice to, make any filing with or obtain any Consent from, any Person in connection with the execution and delivery by such Exchanging Holder of this Agreement or the consummation or performance by such Exchanging Holder of any of the transactions contemplated hereby.
4.3   Notes Not Registered.   Such Exchanging Holder has been advised by the Company and understands that (a) the Notes are being privately placed by the Company pursuant to an exemption from registration provided under Section 3(a)(9) or 4(a)(2) of the Securities Act and neither the offer nor exchange of any Notes pursuant to this Agreement has been registered under the Securities Act or any state “blue sky” laws; (b) the Notes being acquired by such Exchanging Holder pursuant to this Agreement are characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired by such Exchanging Holder from the Company in a transaction not involving a public offering and, subject to such Exchanging Holder’s rights under this Agreement, such Exchanging Holder must continue to bear the economic risk of the investment in its Notes indefinitely unless the offer and sale of its Notes are subsequently registered under the Securities Act and all applicable state securities or “blue sky” laws or an exemption from such registration is available; (c) the Notes being acquired by such Exchanging Holder pursuant to this Agreement have not been and will not be registered under the Securities Act or any state “blue sky” laws, and, except as set forth in this Agreement, the Company is under no obligation to assist such Exchanging Holder in complying with any exemption from such registration; (d) it is not anticipated that there will be any public market for the Notes; (e) a restrictive legend in the form set forth in this Agreement shall be placed on the certificates representing the Notes; and (f) a notation shall be made in the appropriate records of the Company indicating that the Notes are subject to restrictions on transfer.
4.4   Acquisition for Own Account.   Such Exchanging Holder is acquiring Notes pursuant to this Agreement for its own account (or for the accounts for which it is acting as investment advisor or manager) for investment purposes and not with a view toward, or for resale or transfer in connection with, the sale or distribution thereof within the meaning of the Securities Act that would be in violation of the Securities Act or any securities or “blue sky” laws of any state of the United States or other applicable Law, and has no contract, agreement, undertaking or arrangement, and no intention to enter into any contract, agreement, undertaking or arrangement, to pledge such Notes or any part thereof (other than pledges to its own lenders or brokers).
4.5   Institutional Accredited Investor or Qualified Institutional Buyer.   Such Exchanging Holder is an Institutional Accredited Investor or a Qualified Institutional Buyer, and has such knowledge, skill and experience in business, financial and investment matters so that such Exchanging Holder is capable of evaluating the merits, risks and consequences of an investment in the Notes and is able to bear the economic risk of loss of such investment, including the complete loss of such investment.
4.6   No Advertising or General Solicitation.   Such Exchanging Holder is not acquiring the Notes as a result of any advertisement, article, notice or other communication regarding the Notes published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to such Exchanging Holder’s knowledge, any other general solicitation or general advertisement. Neither such Exchanging Holder nor its Affiliates nor any person acting on its or any of their behalf has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of Rule 502(c) under the Securities Act) in connection with the offering of the Notes.
4.7   No ERISA Plans.   Either (a) such Exchanging Holder is not acquiring or holding Notes (or any interest in the Notes) with the assets of (i) an employee benefit plan that is subject to Title I of ERISA, (ii) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code, (iii) an entity whose underlying assets are considered to include “plan assets” of any of the foregoing by reason of such plan’s, account’s or arrangement’s investment in such entity, or (iv) a Governmental Body, church, non-U.S. or other plan that is subject to any similar Laws; or (b) the acquisition and holding of such Notes by such Exchanging Holder, throughout the period that it holds such Notes, and the disposition of such Notes or an interest therein will not constitute (x) a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, (y) a breach of fiduciary duty under ERISA or (z) a similar violation under any applicable similar Laws.
4.8   Access to Data.   Such Exchanging Holder has had an opportunity to ask questions of, and receive answers from, the officers of the Company concerning the Note Documents, the exhibits and schedules attached hereto and thereto, and the transactions contemplated by the Note Documents, as well as the Company’s business, management and financial affairs, which questions were answered to its satisfaction. Such Exchanging Holder acknowledges that any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results, but such acknowledgement is given by such Exchanging Holder only under the premise that such projections were prepared in good faith and represent the Company’s best estimate of the Company’s future financial performance and such assumptions are believed by the Company and its Subsidiaries to be fair in light of current business conditions.
4.9   No “Bad Actor” Disqualification Events.   Neither (a) such Exchanging Holder, (b) any of its directors, executive officers, general partners or managing members, nor (c) any beneficial owner of the Company’s voting equity securities (in accordance with Rule 506(d) of the Securities Act) owned by such Exchanging Holder is subject to any “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act, except for such disqualification events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed reasonably in advance of the Closing in writing in reasonable detail to the Company.
4.10   Brokers or Finders.   Such Exchanging Holder has not, and its Representatives have not, incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the other Note Documents, for which the Company and its Subsidiaries may be liable.
4.11   Proceedings.   There is no pending, outstanding or, to the knowledge of such Exchanging Holder, threatened Proceedings against such Exchanging Holder that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement, which, if adversely determined, would reasonably be expected to prohibit, materially delay or materially and adversely impact such Exchanging Holder’s performance or consummation of its obligations under this Agreement.
4.12   Title to Notes.   Such Exchanging Holder is the beneficial owner of the aggregate principal amount of the Existing Notes set forth opposite its name on Schedule 1.1 hereto and has all requisite power and authority to transfer ownership of and interest in such Existing Notes. The Existing Notes set forth opposite the name of such Exchanging Holder on Schedule 1.1 hereto are held by such Exchanging Holder free and clear of all Liens (other than Liens in favor of a broker-dealer over property held in an account with such broker-dealer generally and which Liens are released upon transfer of the Existing Notes), and neither such Exchanging Holder nor any Affiliate of such Exchanging Holder owns or holds beneficially or of record any Existing Notes (or any rights or interests of any nature whatsoever in or with respect to any Existing Notes) other than the Existing Notes set forth opposite such Exchanging Holder’s name on Schedule 1.1 hereto. Other than this Agreement and except for any Liens expressly permitted by this Section 4.12, such Exchanging Holder is not party to or bound by any contract, option or other arrangement or understanding with respect to the purchase, sale, delivery, transfer, gift, pledge, hypothecation, encumbrance, assignment or other disposition or acquisition of (including by operation of Law) any Existing Notes (or any rights or interests of any nature whatsoever in or with respect to any Existing Notes), or as to voting, agreeing or consenting (or abstaining therefrom) with respect to any amendment to or waiver of any terms of, or taking any action whatsoever with respect to, the Existing Notes and/or the 1.25 Lien Note Purchase Agreements.
5.   Redemption and Prepayment.
5.1   Optional Redemption.   The Company, at its option, in accordance with the terms of this Section 5.1, and subject to the terms and limitations of the Intercreditor Agreement, may elect to redeem the Notes, in whole or in part, at any time or from time to time (the “Redemption Date”) at a redemption price equal to 100% of the aggregate principal amount of the Notes plus accrued and unpaid interest thereon to the date of repurchase. If less than all of the outstanding Notes are to be redeemed, the Notes to be redeemed shall be selected pro rata. The Company may elect to redeem Notes pursuant to this Section 5.1 by sending a notice of redemption (the “Mandatory Redemption Notice”) to each Holder at its registered address. No later than 10 days prior to the Redemption Date, the Company shall send a Mandatory Redemption Notice to each Holder which shall state:
(a)   that an optional redemption of Notes is being made pursuant to this Section 5.1;

(b)   the redemption date for such optional redemption (which date shall be no earlier than 10 days after the date such Mandatory Redemption Notice is sent);
(c)   the redemption price for the Notes to be redeemed (which may be phrased in a descriptive manner or as an estimate if the redemption date is not known as of the date such Mandatory Redemption Notice is sent, provided a subsequent notice is sent when the price is determined);
(d)   that, unless the Company defaults in paying such redemption price, interest on Notes called for redemption ceases to accrue on and after the redemption date; and
(e)   that, if the Mandatory Redemption Notice is sent in connection with, and prior to, the occurrence of a Change of Control, the optional redemption is conditioned upon the occurrence of such Change of Control.
5.2   Mandatory Redemptions; Open Market Purchases.
(a)   If the Notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code, at the end of each “accrual period” (as defined in Section 1272(a)(5) of the Code) ending after the fifth anniversary of the Closing Date (each, an “AHYDO Redemption Date”), the Company will be required, subject to the terms and limitations of the Intercreditor Agreement, to redeem for cash a portion of each Note then outstanding equal to the Mandatory AHYDO Principal Redemption Amount (such redemption, a “Mandatory AHYDO Principal Redemption”). The redemption price (the “Mandatory AHYDO Redemption Price”) for the portion of each Note redeemed pursuant to any Mandatory AHYDO Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon to, but not including, the date of redemption. No partial redemption or repurchase of the Notes prior to any AHYDO Redemption Date pursuant to any other provision of this Agreement will alter the Company’s obligation to make any Mandatory AHYDO Principal Redemption with respect to any Notes that remain outstanding on such AHYDO Redemption Date. The Company shall be responsible for calculating the Mandatory AHYDO Principal Redemption Amount and the Mandatory Redemption Price. “Mandatory AHYDO Principal Redemption Amount” means, as of each AHYDO Redemption Date, the portion, if any, of a Note required to be redeemed to prevent such Note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. The Company will provide notice of any redemption pursuant to this Section 5.2(a) setting forth the AHYDO Redemption Date, the Mandatory AHYDO Principal Redemption Amount and the Mandatory AHYDO Redemption Price in reasonable detail, to each Holder at its registered address, not less than ten (10) days prior to such redemption.
(b)   Except as set forth in clause (a) above, the Company shall not otherwise be required to make mandatory redemption or sinking fund payments with respect to the Notes; provided, however, the Company shall comply with the provisions of Section 6.13. The Company may at any time and from time to time purchase the Notes if such purchase complies with the then-applicable provisions of this Agreement and the Intercreditor Agreement.
6.   Covenants of the Company and its Subsidiaries.   The Company and its Subsidiaries hereby, jointly and severally, agree with the Exchanging Holders as set forth in this Section 6:
6.1   Conditions Precedent.   The Company and its Subsidiaries shall use their commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Section 2.1 hereof (including, without limitation, procuring and obtaining all Consents, authorizations and waivers of, making all filings with, and giving all notices to, Persons (including Governmental Bodies) which may be necessary or required on its part in order to consummate or effect the transactions contemplated herein); provided, however, that nothing contained in this Section 6 shall obligate the Company and its Subsidiaries to waive any right or condition under this Agreement.

6.2   Reserved.
6.3   Investment Company Act.   The Company shall not, and shall not permit any of the Guarantors to, become an investment company subject to registration under the Investment Company Act of 1940, as amended.
6.4   Compliance Certificate.
(a)   The Company shall deliver to the Collateral Agent within 120 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Agreement and further stating, as to the officer signing such certificate, that to his or her knowledge the Company is not in default in the performance or observance of any of the terms, provisions and conditions of this Agreement (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) as of the date of such certificate and that to his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, and interest on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.
(b)   The Company shall, so long as any of the Notes are outstanding, deliver to the Collateral Agent, promptly upon the Company or any Officer becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default in reasonable detail and what action the Company is taking or proposes to take with respect thereto.
6.5   Taxes.
(a)   The Company shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and Governmental Body levies, except (i) such as are contested in good faith and by appropriate proceedings that are timely instituted and diligently conducted and in respect of which the Company shall have set aside on its books adequate reserves or other appropriate provisions with respect thereto in accordance with GAAP or (ii) where the failure to effect such payment would not reasonably be expected to result in a material adverse effect on the business, assets, operation or financial condition of the Company and its Subsidiaries taken as a whole.
(b)   The Company shall pay all stamp or other issuance or transfer taxes or duties other similar fees or charges which may be imposed by any Governmental Body or other regulatory authority in connection with the execution and delivery of this Agreement or the issuance of the Notes.
6.6   Stay, Extension and Usury Laws.   The Company and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Agreement.
6.7   Restricted Payments.
(a)   The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:
(i)   declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its or any of its Restricted Subsidiaries’ Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) other than:

(1)   dividends or distributions payable solely in Capital Stock of the Company (other than Disqualified Stock); and
(2)   dividends or distributions by a Restricted Subsidiary of the Company, so long as, in the case of any dividend or distribution payable on or in respect of any Capital Stock issued by a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary, the Company or any of its Restricted Subsidiaries holding such Capital Stock receives at least its pro rata share of such dividend or distribution;
(ii)   purchase, redeem, retire or otherwise acquire for value, including in connection with any merger or consolidation, any Capital Stock of the Company held by Persons other than the Company or any of its Restricted Subsidiaries (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));
(iii)   make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled repayment, scheduled sinking fund payment or scheduled maturity, any Subordinated Obligations or Guarantor Subordinated Obligations, other than:
(1)   Indebtedness of the Company owing to and held by any Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary permitted under Section 6.8(b)(vii); or
(2)   the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations of any Guarantor purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and so long as such transaction is not in violation of the terms of the Intercreditor Agreement; or
(iv)   make any Restricted Investment (all such foregoing payments and other actions referred to in Section 6.7(a)(i) through (iii) (other than any exception thereto) shall be referred to as a “Restricted Payment”), unless, at the time of and after giving effect to such Restricted Payment:
(1)   no Default shall have occurred and be continuing (or would result therefrom);
(2)   immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under Section 6.8(a);
(3)   the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Closing Date (excluding Restricted Payments made pursuant to Section 6.7(b)) would not exceed the Cumulative Credit Amount; and
(4)   with respect to any such Restricted Payment described in Section 6.7(a)(iii), such Restricted Payment is not in violation of the terms of the Intercreditor Agreement.
(b)   The provisions of Section 6.7(a) shall not prohibit:
(i)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company; provided, however, that the Net Cash Proceeds from such sale of Capital Stock will be excluded from the Cumulative Credit Amount;
(ii)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any

Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Guarantor Subordinated Obligations of a Guarantor, so long as such refinancing Subordinated Obligations or Guarantor Subordinated Obligations are permitted to be Incurred pursuant to Section 6.8 and constitute Refinancing Indebtedness;
(iii)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or any of its Restricted Subsidiaries made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, so long as such refinancing Disqualified Stock is permitted to be Incurred pursuant Section 6.8 and constitutes Refinancing Indebtedness;
(iv)   the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 110% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to Section 6.13; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement of the Subordinated Obligations, the Company has made the Change of Control Offer, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered and not withdrawn for payment in connection with such Change of Control Offer; or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with any Asset Disposition;
(v)   any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations from net cash proceeds from an Asset Disposition, unless such purchase or redemption would violate the terms of the Intercreditor Agreement;
(vi)   (i) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this Section 6.7 and (ii) the redemption of Subordinated Obligations or Guarantor Subordinated Obligations within 60 days after the date on which notice of such redemption was given, if on the date of the giving of such notice of redemption, such redemption would have complied with this Section 6.7;
(vii)   the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock or equity appreciation rights of the Company held by any existing or former employees, management or directors of the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case upon death, disability, retirement, severance or termination of employment or in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees approved by the Board of Directors; provided that such Capital Stock or equity appreciation rights were received for services related to, or for the benefit of, the Company and its Restricted Subsidiaries; and provided, further, that such redemptions or repurchases pursuant to this clause (vii) will not exceed $10.0 million in the aggregate during any calendar year (with any unused amounts in any calendar year being carried over to the immediately succeeding calendar year, not to exceed $20.0 million in any calendar year), although such amount in any calendar year may be increased by an amount not to exceed:
(1)   the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company to existing or former employees or members of management of the Company or any of its Subsidiaries that occurs after the Closing Date, to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments (provided that the Net Cash Proceeds from such sales or contributions will be excluded from the Cumulative Credit Amount); plus
(2)   the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Closing Date; less

(3)   the amount of any Restricted Payments previously made with the Net Cash Proceeds described in clauses (1) and (2) of this clause (vii);
(viii)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of this Agreement;
(ix)   repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants, other rights to purchase Capital Stock or other convertible securities or similar securities if such Capital Stock represents a portion of the exercise price thereof (or withholding of Capital Stock to pay related withholding taxes with regard to the exercise of such stock options or the vesting of any such restricted stock, restricted stock units, deferred stock units or any similar securities);
(x)   payments in lieu of the issuance of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this covenant;
(xi)   payments or distributions to holders of the Capital Stock of the Company or any of its Restricted Subsidiaries pursuant to appraisal or dissenter rights required under applicable Law or pursuant to an Order in connection with any merger, consolidation or sale, assignment, conveyance, transfer, lease or other disposition of assets;
(xii)   the payment of any dividend by a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary to the holders of Capital Stock on a pro rata basis;
(xiii)   distributions of Capital Stock, assets or Indebtedness of an Unrestricted Subsidiary;
(xiv)   Excluded Contributions;
(xv)   the repurchase, redemption or other acquisition for value of Capital Stock of the Company or any direct or indirect parent of the Company representing fractional shares of such Capital Stock in connection with a merger, consolidation or other combination involving the Company or any direct or indirect parent of the Company; and
(xvi)   other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (xvi) (as reduced by the Fair Market Value returned from any such Restricted Payments that constituted Restricted Investments) not to exceed $40.0 million.
(c)   The amount of any Restricted Payment, other than those effected in cash, shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.
(d)   The amount of all Restricted Payments paid in cash shall be its face amount. For purposes of determining compliance with any U.S. dollar-denominated restriction on Restricted Payments, the U.S. dollar-equivalent of a Restricted Payment denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date the Company or the Restricted Subsidiary, as the case may be, first commits to such Restricted Payment.
(e)   For purposes of designating any Restricted Subsidiary of the Company as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the definition of “Investment”. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of “Unrestricted Subsidiary”.
6.8   Incurrence of Indebtedness and Issuance of Disqualified Stock.
(a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness), provided, however, that the Company and the Guarantors may Incur Indebtedness, if on the date thereof and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00.
(b)   The provisions of Section 6.8(a) shall not prohibit the Incurrence of the following Indebtedness:
(i)   Indebtedness of the Company or any Restricted Subsidiary Incurred under the First Lien Term Loan Credit Agreement, including any increase of Indebtedness thereunder, without regard to the limitations on Indebtedness in Sections 6.8(b)(ii) and 6.8(b)(x);
(ii)   Indebtedness of the Company or any Restricted Subsidiary Incurred under any other Credit Facility and the issuance and creation of letters of credit, bankers’ acceptances, performance or surety bonds and other similar instruments thereunder; provided that the aggregate principal amount of Indebtedness Incurred and outstanding pursuant to this Section 6.8(b)(ii), when taken together with the aggregate principal amount of Indebtedness Incurred and outstanding pursuant to Section 6.8(b)(x), does not to exceed $400.0 million in the aggregate;
(iii)   Royalty Obligations;
(iv)   Indebtedness represented by the Notes;
(v)   Indebtedness of the Company and any of its Restricted Subsidiaries in existence on the Closing Date (other than Indebtedness described in clauses (i), (ii), (iv), (vi), (vii), (ix), (xi), (xii) and (xiii) of Section 6.8(b));
(vi)   Guarantees by (a) the Company or Guarantors of Indebtedness permitted to be Incurred by the Company or a Guarantor in accordance with the provisions of this Agreement; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Note Guarantee, as the case may be, and (b) Non-Guarantors of Indebtedness Incurred by Non-Guarantors in accordance with the provisions of this Agreement;
(vii)   Indebtedness of the Company owing to and held by any of its Restricted Subsidiaries or Indebtedness of a Restricted Subsidiary of the Company owing to and held by the Company or any other Restricted Subsidiary of the Company; provided, however,
(1)   if the Company is the obligor on Indebtedness owing to a Non-Guarantor, such Indebtedness is expressly subordinated in right of payment to all Obligations with respect to the Notes;
(2)   if a Guarantor is the obligor on such Indebtedness and a Non-Guarantor is the obligee, such Indebtedness is expressly subordinated in right of payment to the Note Guarantee of such Guarantor; and
(3)   (A)   any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or any of its Restricted Subsidiaries; and (B) any sale or other transfer of any such Indebtedness to a Person other than the Company or any of its Restricted Subsidiaries, shall be deemed, in each case under this Section 6.8(b)(vii)(3), to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;
(viii)   Indebtedness of (x) any Person Incurred and outstanding on the date on which such Person became a Restricted Subsidiary of the Company or was acquired by, or merged into or amalgamated, arranged or consolidated with, the Company or any of its Restricted Subsidiaries or (y) such Persons or the Company or any of its Restricted Subsidiaries Incurred (1) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of the Company or otherwise was acquired by, or merged into or consolidated with the Company or (2) otherwise in connection with, or in contemplation of, such acquisition, merger or consolidation; provided, however, in each case set forth in clause (x) or (y), that at the time such Person is acquired or such Indebtedness was Incurred, either:
(1)   the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to Section 6.8(a) after giving effect to the Incurrence of such Indebtedness pursuant to this Section 6.8(b)(viii); or
(2)   the Consolidated Coverage Ratio of the Company and its Restricted Subsidiaries would have been at least the same or greater than such ratio immediately prior to such acquisition, merger or consolidation, in each case after giving effect to the Incurrence of such Indebtedness pursuant to this Section 6.8(b)(viii);
(ix)   Indebtedness under Hedging Obligations that are Incurred not for speculative purposes;
(x)   Indebtedness (including Capitalized Lease Obligations) of the Company or any of its Restricted Subsidiaries Incurred to finance the purchase, design, lease, construction, repair, replacement or improvement of any property (real or personal), plant or equipment used or to be used in a Similar Business through the direct purchase of such property, plant or equipment, and any Indebtedness of the Company or any of its Restricted Subsidiaries that serves to refund or refinance any Indebtedness Incurred pursuant to this clause (x); provided that the aggregate principal amount of Indebtedness Incurred and outstanding pursuant to this Section 6.8(b)(x), when taken together with the aggregate principal amount of Indebtedness Incurred and outstanding pursuant to Sections 6.8(b)(ii), does not to exceed $400.0 million in the aggregate;
(xi)   Indebtedness Incurred by the Company or any of its Restricted Subsidiaries in respect of (a) worker’s compensation claims, health, disability or other employee benefits; (b) property, casualty or liability insurance self-insurance obligations; and (c) statutory, appeal, completion, export, import, customs, revenue, performance, bid, surety and similar bonds and completion Guarantees (not for borrowed money) provided in the ordinary course of business and reimbursement obligations relating to same;
(xii)   Indebtedness arising from agreements of the Company or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, Incurred or assumed in connection with the disposition or acquisition of any business or assets of the Company or any business, assets or Capital Stock of any of its Restricted Subsidiaries, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;
(xiii)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;
(xiv)   Indebtedness in the form of letters of credit and reimbursement obligations relating to letters of credit that are satisfied within 30 days of being drawn;
(xv)   the Incurrence or issuance by the Company or any of its Restricted Subsidiaries of Refinancing Indebtedness that serves (or will serve) to refund or refinance any Indebtedness Incurred as permitted under Section 6.8(a) and Section 6.8(b)(iv), (v) or (viii) or this Section 6.8(b)(xv), or any Indebtedness issued to so refund or refinance such Indebtedness, including additional Indebtedness Incurred to pay premiums (including reasonable, as determined in good faith by Senior Management, tender premiums), defeasance costs, accrued interest and fees and expenses in connection therewith;

(xvi)   Indebtedness of the Company or any of its Restricted Subsidiaries consisting of the financing of insurance premiums incurred in the ordinary course of business;
(xvii)   Indebtedness of the Company or any of its Restricted Subsidiaries consisting of take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;
(xviii)   Indebtedness of the Company or any of its Restricted Subsidiaries with respect to Guarantees of Indebtedness of joint ventures, in an aggregate amount under this clause (xviii) not to exceed the greater of (x) $60.0 million and (y) 5.0% of Total Assets, at any time outstanding;
(xix)   Non-Recourse Debt;
(xx)   Indebtedness of the Company, to the extent the net proceeds thereof are promptly used to purchase the Notes tendered in connection with a Change of Control Offer; and
(xxi)   other Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (xxi) and then outstanding, will not exceed the greater of (x) $100.0 million and (y) 10.0% of Total Assets at any time outstanding.
(c)   Notwithstanding anything in this Section 6.8:
(i)   The Company will not Incur any Indebtedness under Section 6.8(b) if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations.
(ii)   No Guarantor will Incur any Indebtedness under Section 6.8(b) if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Guarantor unless such Indebtedness will be subordinated to the obligations of such Guarantor under its Note Guarantee to at least the same extent as such Guarantor Subordinated Obligations.
(iii)   No Restricted Subsidiary of the Company (other than a Guarantor) may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Company or a Guarantor.
(iv)   The Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary of the Company, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under Section 6.8 the Company will be in Default of this Section 6.8).
(d)   For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 6.8:
(i)   in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the second paragraph of this Section 6.8, the Company in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and may later classify such item of Indebtedness in any manner that complies with Section 6.8(b) and only be required to include the amount and type of such Indebtedness in one of such clauses under Section 6.8(b);
(ii)   Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(iii)   if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to Section 6.8(b)(i) or 6.8(b)(ii) and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;
(iv)   the principal amount associated with any Disqualified Stock of the Company or any of its Restricted Subsidiaries, or Preferred Stock of a Non-Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;
(v)   Indebtedness permitted by this Section 6.8 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and
(vi)   the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.
(e)   Accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 6.8. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable in kind and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
(f)   For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this Section 6.8, the maximum amount of Indebtedness that the Company may Incur pursuant to this Section 6.8 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.
6.9   Asset Dispositions.
Neither the Company nor any Restricted Subsidiary will, directly or indirectly, consummate an Asset Disposition unless:
(a)   the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition; and
(b)   at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Disposition consists of:

(i)   cash and Cash Equivalents;
(ii)   any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any of its Restricted Subsidiaries (other than liabilities that are by their terms subordinated to the Notes or the Note Guarantees) that are assumed by the transferee of any such assets and from which the Company and all such Restricted Subsidiaries have been validly released by all applicable creditors in writing;
(iii)   any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this Section 6.9(b)(iii) that is at that time outstanding, not to exceed the greater of (x) $60.0 million and (y) 5.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and/or
(iv)   any securities, notes or other obligations received by the Company or any of its Restricted Subsidiaries from the transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Disposition.
The Company and/or any Restricted Subsidiary may invest or utilize the net cash proceeds from any Asset Disposition in any manner that is not prohibited by this Agreement or the Intercreditor Agreement.
6.10   Liens.
(a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries), whether owned on the Closing Date or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens:
(i)   in the case of Liens securing Subordinated Obligations or Guarantor Subordinated Obligations, the Notes and related Note Guarantees are secured by a Lien on such property or assets that is senior in priority to such Liens; or
(ii)   in all other cases, the Notes and related Note Guarantees are equally and ratably secured or are secured by a Lien on such property or assets that is senior in priority to such Liens.
(b)   Any Lien created for the benefit of Holders pursuant to this Section 6.10 shall be automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses Section 6.10(a)(i) and Section 6.10(a)(ii) above.
6.11   Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.
(a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary of the Company to:
(i)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(ii)   make any loans or advances to the Company or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to the Company or any of its Restricted Subsidiaries to other Indebtedness Incurred by the Company or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or
(iii)   sell, lease or transfer any of its property or assets to the Company or any of its Restricted Subsidiaries (it being understood that such transfers shall not include any type of transfer described in Section 6.11(a)(i) or (ii) above).
(b)   The restrictions set forth in Section 6.11(a) shall not prohibit encumbrances or restrictions existing under or by reason of:
(i)   this Agreement, the Notes or the Note Guarantees;
(ii)   any agreement or instrument existing on the Closing Date (except for this Agreement, the Notes or the Note Guarantees);
(iii)   (x) any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof) or (y) any agreement or other instrument with respect to a Restricted Subsidiary of the Company that was previously an Unrestricted Subsidiary pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Restricted Subsidiary of the Company (but not created in contemplation thereof), in the case of (x) and (y) above, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or so designated or deemed, as applicable (including after-acquired property);
(iv)   any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement or instrument referred to in clauses (ii), (iii) or (v) of this paragraph; provided, however, that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of Senior Management, not materially more restrictive, when taken as a whole, than the encumbrances and restrictions contained in the agreements referred to in clauses (ii), (iii) or (v) of this paragraph on the Closing Date or the date such Restricted Subsidiary became a Restricted Subsidiary of the Company or was merged into a Restricted Subsidiary of the Company, whichever is applicable;
(v)   (x) customary non-assignment or subletting provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder and (y) security agreements or mortgages securing Indebtedness of a Restricted Subsidiary of the Company to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;
(vi)   in the case of Section 6.11(a)(iii), Liens permitted to be Incurred under Section 6.10 that limit the right of the debtor to dispose of the assets securing such Indebtedness;
(vii)   purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations permitted under this Agreement, in each case, that impose encumbrances or restrictions of the nature described in Section 6.11(a)(iii) on the property so acquired;
(viii)   contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or a portion of the Capital Stock or assets of such Subsidiary;
(ix)   restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(x)   any customary provisions in joint venture, partnership and limited liability company agreements relating to joint ventures that are not Restricted Subsidiaries of the Company and other similar agreements entered into in the ordinary course of business;
(xi)   any customary provisions in leases, subleases or licenses and other agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;
(xii)   encumbrances or restrictions arising or existing by reason of applicable Law or any applicable Order;
(xiii)   (x) other Indebtedness Incurred or Preferred Stock issued by a Guarantor in accordance with Section 6.8 that, in the good faith judgment of Senior Management, is not materially more restrictive, taken as a whole, than the encumbrances or restrictions applicable to the Company in this Agreement on the Closing Date (which results in encumbrances or restrictions at a Restricted Subsidiary of the Company level comparable to those applicable to the Company) or (y) other Indebtedness Incurred or Preferred Stock issued by a Non-Guarantor, in each case permitted to be Incurred subsequent to the Closing Date pursuant to the provisions of Section 6.8; provided that with respect to the immediately preceding clause (y), such encumbrances or restrictions will not materially affect the Company’s ability to make anticipated principal and interest payments on the Notes (in the good faith judgment of Senior Management);
(xiv)   any agreement with a Governmental Body providing for developmental financing; and
(xv)   customary non-assignment and non-transfer provisions of any contract, license or lease entered into in the ordinary course of business.
6.12   Corporate Existence.   Subject to, and except as permitted by, Section 6 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (a) its corporate existence, and the corporate, limited liability company or other existence of each of its Subsidiaries, in accordance with the respective Organizational Documents (as the same may be amended from time to time) of the Company or any such Subsidiary and (b) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, limited liability company or other existence of any of its Subsidiaries, if (i) the Board of Directors of the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes or (ii) the effect of not preserving any such right, license or franchise, or the corporate, limited liability company or other existence of any of its Subsidiaries, would not reasonably be expected to result in a Material Adverse Effect (as defined in this Agreement).
6.13   Offer to Repurchase upon Change of Control.
(a)   If a Change of Control occurs, each Holder of Notes shall have the right, subject to the terms and limitations of the Intercreditor Agreement, to require the Company to repurchase all of such Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in this Agreement. In the Change of Control Offer, the Company shall offer payment (a “Change of Control Payment”) in cash equal to 100% of the aggregate principal amount of Notes plus accrued and unpaid interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date,” which date shall be no earlier than the date of such Change of Control).
No later than 10 days prior to any Change of Control, the Company shall send a notice to each Holder stating that a Change of Control is expected to occur, and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 10 days and no later than 30 days from the date such notice is sent, pursuant to the procedures required by this Section 6.13 and described in such notice.

The notice shall contain all instructions and materials necessary to enable such Holders to tender the Notes pursuant to the Change of Control Offer and shall state:
(i)   that the Change of Control Offer is being made pursuant to this Section 6.13;
(ii)   the amount of the Change of Control Payment and the Change of Control Payment Date, any or all of which may be phrased in a descriptive manner or as an estimate if the same are not known as of the date such notice is sent;
(iii)   that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest as of and after the Change of Control Payment Date;
(iv)   that Holders electing to have a Note purchased pursuant to any Change of Control Offer shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note, to the Company at the address specified in the notice at least three Business Days before the Change of Control Payment Date; and
(v)   that Holders shall be entitled to withdraw their election if the Company receives, not later than the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing the Holder’s election to have such Note purchased.
(b)   On the Change of Control Payment Date, the Company shall, to the extent lawful, accept for payment all Notes properly tendered pursuant to the Change of Control Offer.
(c)   The Company shall promptly (but in any case not later than five days after the Change of Control Payment Date) mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes. If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest shall be paid in cash to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Change of Control Offer. Subject to Section 6.13(d) below, the provisions described herein that require the Company to make a Change of Control Offer following a Change of Control shall be applicable regardless of whether any other provisions of this Agreement are applicable.
(d)   The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Agreement applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
(e)   The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with this Section 6.13, the Company shall comply with the applicable securities laws or regulations and shall not be deemed to have breached its obligations under this Section 6.13 by virtue of such compliance.
(f)   Notwithstanding anything to the contrary in this Section 6.13, a Change of Control Offer may be made in advance of a Change of Control, conditional upon the consummation of such Change of Control.
Notwithstanding anything to the contrary, the terms of this Section 6.13 are subject to the terms, conditions and provisions of the Intercreditor Agreement.
6.14   Transactions with Affiliates.
(a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or asset or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate consideration in excess of $10.0 million, unless:
(i)   the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained by the Company or such Restricted Subsidiary in a comparable transaction at the time of such transaction in arms’ length dealings with a Person that is not an Affiliate; and
(ii)   in the event such Affiliate Transaction involves an aggregate consideration in excess of $12.5 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company (and such majority determines that such Affiliate Transaction satisfies the criteria in Section 6.14(a)(i) above).
(b)   The following items shall be deemed not to constitute Affiliate Transactions, and therefore, shall not be subject to the provisions of Section 6.14(a):
(i)   any transaction between the Company and any of its Restricted Subsidiaries or between any Restricted Subsidiaries of the Company and any Guarantees issued by the Company or a Restricted Subsidiary of the Company for the benefit of the Company or any of its Restricted Subsidiaries, as the case may be, in accordance with Section 6.8.
(ii)   any Restricted Payment permitted to be made pursuant to Section 6.7 and any Permitted Investments;
(iii)   any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or as the funding of, employment agreements and severance and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of Officers, directors and employees approved by the Board of Directors of the Company;
(iv)   the payment of reasonable and customary fees and reimbursements or employee benefits paid to, and indemnity provided on behalf of, directors, Officers, employees or consultants of the Company or any of its Restricted Subsidiaries;
(v)   loans or advances (or cancellations of loans or advances) to employees, Officers or directors of the Company or any of its Restricted Subsidiaries in the ordinary course of business, in an aggregate amount not in excess of $2.0 million at any time outstanding (without giving effect to the forgiveness of any such loan);
(vi)   any agreement as in effect as of the Closing Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time, so long as any such amendment, modification, supplement, extension or renewal is not more disadvantageous to the Holders in any material respect in the good faith judgment of the Board of Directors of the Company, when taken as a whole, than the terms of the agreements in effect on the Closing Date;
(vii)   any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by, merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such agreement was not entered into in contemplation of such acquisition, merger or consolidation and any amendment thereto (so long as any such amendment is not disadvantageous to the Holders in the good faith judgment of the Board of Directors of the Company, when taken as a whole, as compared to the applicable agreement as in effect on the date of such acquisition, merger or consolidation);
(viii)   transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services or any management services or support agreements, in each case in the ordinary course of the business of the Company and its Restricted Subsidiaries and otherwise in compliance with the terms of this Agreement; provided that in the reasonable determination of the members of the Board of Directors or Senior Management of the

Company, such transactions or agreements are on terms that are not materially less favorable, when taken as a whole, to the Company or the relevant Restricted Subsidiary than those that could have been obtained at the time of such transactions or agreements in a comparable transaction or agreement by the Company or such Restricted Subsidiary with an unrelated Person;
(ix)   any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and any agreement that grants registration and other customary rights in connection therewith or otherwise to the direct or indirect security holders of the Company (and the performance of such agreements);
(x)   any transaction with a Restricted Subsidiary of the Company, joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or any of its Restricted Subsidiaries owns any equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity; provided that no Affiliate of the Company, other than the Company or any of its Restricted Subsidiaries, shall have a beneficial interest or otherwise participate in such Restricted Subsidiary, joint venture or similar entity other than through such Affiliate’s ownership of the Company;
(xi)   transactions between the Company or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Company or any of its Restricted Subsidiaries; provided that such director abstains from voting as a director of the Company or such Restricted Subsidiary, as the case may be, on any matter involving such other Person;
(xii)   any merger, consolidation or other reorganization of the Company with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating the Company in a new jurisdiction;
(xiii)   the entering into of a tax sharing agreement, or payments pursuant thereto, between the Company and one or more Subsidiaries, on the one hand, and any other Person with which the Company and such Subsidiaries are required or permitted to file a consolidated tax return or with which the Company and such Subsidiaries are part of a consolidated group for tax purposes, on the other hand;
(xiv)   any employment, deferred compensation, consulting, non-competition, confidentiality or similar agreement entered into by the Company or any of its Restricted Subsidiaries with its employees or directors in the ordinary course of business and payments and other benefits (including bonus, retirement, severance, health, stock option and other benefit plans) pursuant thereto;
(xv)   pledges of Capital Stock or Indebtedness of Unrestricted Subsidiaries;
(xvi)   transactions in which the Company or any of its Restricted Subsidiaries delivers to the Collateral Agent a letter from an independent financial advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable, when taken as a whole, than those that might reasonably have been obtained by the Company or such Restricted Subsidiary in a comparable transaction at such time on an arms’ length basis from a Person that is not an Affiliate; and
(xvii)   any exchange and issuance of Notes and the Note Guarantees and the grant of Liens on assets of the Company and the Guarantors to secure the same.

6.15   Designation of Restricted and Unrestricted Subsidiaries.
(a)   The Board of Directors may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary; provided, that:
(i)   any Guarantee by the Company or any of its Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described under Section 6.8;
(ii)   (A) the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any of its Restricted Subsidiaries of any Indebtedness of such Subsidiary) (such amount, the “Designated Amount”) will be deemed to be a Restricted Investment made as of the time of such designation, and such Investment would be permitted to be made under Section 6.7 or (B) the Designated Amount is less than $10,000;
(iii)   such Subsidiary does not hold any Liens on any property of the Company or any of its Restricted Subsidiaries; and
(iv)   the Subsidiary being so designated:
(1)   is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Subsidiary or any Subsidiary of such Subsidiary, in each case of clauses (i) and (ii), other than limited recourse pledges of the Equity Interests in such Subsidiary by the Company or the relevant Restricted Subsidiary in connection with a limited recourse guarantee or otherwise; and
(2)   has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and
(v)   no Default or Event of Default would be in existence following such designation.
(b)   If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under this Agreement, such deemed Incurrence shall constitute an Event of Default hereunder.
(c)   The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that:
(i)   such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under Section 6.8, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable four-quarter reference period;
(ii)   all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 6.10; and
(iii)   no Default or Event of Default would be in existence following such designation.
(d)   Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary or redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, as the case may be, shall be evidenced to the Collateral Agent by filing with the Collateral Agent a Board Resolution giving effect to such designation or redesignation and an Officer’s Certificate certifying that such designation or redesignation complied with the preceding conditions, as applicable, and was permitted by this Agreement.
6.16   Note Guarantees.
(a)   After the Closing Date, the Company will cause each Restricted Subsidiary (other than each Foreign Subsidiary) created or acquired by the Company or one or more of its Restricted Subsidiaries to execute and deliver to the Holders a joinder to this Agreement in the form of Exhibit E attached hereto pursuant to which such Restricted Subsidiary will irrevocably and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal, premium, if any, and interest on the Notes and all other obligations under this Agreement and joinders or supplements to the Collateral Documents, if applicable; provided, however, that a Restricted Subsidiary shall not be required to Guarantee the Notes if such Restricted Subsidiary is prohibited from guaranteeing any Indebtedness pursuant to the terms of any Acquired Indebtedness for so long as such Acquired Indebtedness remains outstanding and such Restricted Subsidiary does not Incur any Indebtedness other than such Acquired Indebtedness (provided that such Acquired Indebtedness was not Incurred in anticipation or contemplation of such entity becoming a Restricted Subsidiary and such Restricted Subsidiary does not guarantee any Indebtedness of any other Person).
(b)   The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any Guarantees under the First Lien Term Loan Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the Obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution Obligations under this Agreement, result in the Obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.
(c)   A Note Guarantee provided pursuant to Section 6.16 shall otherwise be subject to release in accordance with the provisions of Section 10.4 of this Agreement.
(d)   A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, except in accordance with the provisions of Section 6 and Section 10.3 of this Agreement.
6.17   Financial Reporting and Delivery of Certain Information.
(a)   So long as any Notes are outstanding, the Company will cause to be furnished to the Holders of Notes:
(i)   within 90 days after the end of each fiscal year, copies of audited annual consolidated balance sheet, income statement and cash flow statement of the Company, prepared in accordance with GAAP (including footnote disclosures required by GAAP), accompanied by a report on the annual financial statements by the Company’s certified independent accountants; and
(ii)   within 30 days after the end of each month in each fiscal year (or, during any period in which the Company is required to file reports under Section 13 or 15(d) of the Exchange Act, 45 days after the end of each fiscal quarter), the unaudited consolidated balance sheet, income statement and cash flow statement for such month, prepared in accordance with GAAP, subject to periodic adjustments.
(b)   The Company shall be deemed to have furnished to the Holders the information referred to in Section 6.17(a) (i) so long as the Company has filed all reports required to be filed under Section 13 or Section 15(d) of the Exchange Act during the preceding 12 months (or such shorter period that the Company was required to file such reports), or (ii) during any period in which the Company was not required to file such reports, if the Company has posted such information on the Company Website. For purposes of this Section 6.17, the term “Company Website” means the collection of web pages that may be accessed on the World Wide Web using the URL address http://www.hycroftmining.com or such other address as the Company may from time to time designate in writing to the Holders.
6.18   Creation and Perfection of Liens Securing Collateral; Further Assurances.
(a)   On or prior to the Closing Date, the Company and the Guarantors shall have granted, created and perfected the Liens created or purported to be created by the Collateral Documents in the Collateral in favor of the Collateral Agent for the benefit of the Collateral Agent and the Holders; provided, that to the extent any such security interest, mortgage or other Lien was not perfected by the Closing Date, the Company and the Guarantors shall use commercially reasonable efforts to have such Lien perfected as promptly as practicable following the Closing Date.
(b)   Subject to the terms, conditions and provisions of the Collateral Documents and this Agreement, the Company and the Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable Law, or that any Holders or the Collateral Agent may reasonably request, in order to grant, create, preserve, maintain, enforce, protect and perfect the validity and priority of the Liens created or purported to be created by this Agreement and the Collateral Documents in the Collateral.
(c)   Subject to the terms, conditions and provisions of the Collateral Documents and this Agreement, from time to time, the Company and the Guarantors shall reasonably and promptly secure the Note Obligations by pledging or creating, or causing to be pledged or created, perfected Liens with respect to the Collateral. Such security interests, mortgages and Liens shall be created under the Collateral Documents and other security agreements, mortgages, deeds of trust and other instruments and documents in form and substance substantially similar to the security agreements, mortgages, deeds of trust and other instruments and documents delivered in connection with the Credit Facilities (if any), with such changes as may be reasonably necessary to reflect the different obligations being secured.
(d)   The Company and each of the Guarantors shall do or cause to be done all acts and things that may be required, or that the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the Collateral Agent and the Holders, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the Closing Date), in each case, as contemplated by, and with the lien priority required under, this Agreement and the Collateral Documents; provided, that the Company and the Guarantors shall not be required to provide, and the Collateral Agent shall not request, any additional Liens in respect of any Excluded Assets.
(e)   Upon request of the Collateral Agent at any time after an Event of Default has occurred and is continuing, the Company and the Guarantors shall, and shall cause the Restricted Subsidiaries to, (i) permit the Collateral Agent or any advisor, auditor, consultant, attorney or representative acting for the Collateral Agent, upon reasonable prior notice to the Company and during normal business hours, to visit and inspect any of the property of the Company and its Subsidiaries, to review, make extracts from and copy the books and records (other than documents and records subject to any attorney-client privilege or confidentiality obligations owed to a third party) of the Company and its Subsidiaries relating to any such property, and to discuss any matter pertaining to any such property with the officers and employees of the Company and its Subsidiaries, and (ii) deliver to the Collateral Agent such reports, including valuations, relating to any such property or any Lien thereon as the Collateral Agent may reasonably request. Subject to the terms of the Intercreditor Agreement the Company shall promptly following written demand reimburse the Collateral Agent for all reasonable costs and out-of-pocket expenses incurred by the Collateral

Agent in connection therewith, including all reasonable fees and charges of any advisors, auditors, consultants, attorneys or representatives acting for the Collateral Agent.
6.19   Merger, Consolidation, or Sale of Assets.
(a)   Except as set forth in clause (c) below, the Company shall not: (x) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation), or (y) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties and assets of the Company, in one or more related transactions, to another Person, unless at the time and after giving effect thereto:
(i)   either: (A) the Company is the surviving corporation; or (B) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (the “Surviving Entity”) (x) is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and (y) assumes, by a joinder to this Agreement, all the obligations of the Company under the Notes, this Agreement and the Collateral Documents;
(ii)   immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries which becomes the obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred at the time of such transaction), no Default or Event of Default exists;
(iii)   immediately after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, the Company or the Surviving Entity (if other than the Company) would, on the date of such transaction, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in Section 6.8(a);
(iv)   each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this Section 6.19, will have confirmed in writing that its Note Guarantee will continue to apply to the obligations of the Company or the Surviving Entity in accordance with the Notes and this Agreement;
(v)   prior to the execution of any joinder pursuant to this Section 6, the Company delivers to the Collateral Agent, in addition to the documents required by Section 9.5, an Officer’s Certificate stating that such transaction complies with this Agreement, including this Section 6.19 and that all conditions precedent provided for herein relating to such transaction and any such assumption have been complied with; and
(vi)   the Company has provided notice of its intention to redeem or repurchase the Notes in connection with a Change of Control as set forth in Section 5 and Section 6.13, as the case may be.
(b)   No Guarantor may (other than any Guarantor whose Note Guarantee is to be released in accordance with the terms of this Agreement in a transaction not prohibited by Section 6.9 and Section 10.4) (i) consolidate or merge with or into another Person (whether or not such Guarantor is the surviving Person), or (ii) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties and assets of the Guarantor, in one or more related transactions to another Person unless:
(i)   the other Person is the Company or any Restricted Subsidiary that is a Guarantor or that becomes a Guarantor concurrently with the transaction;

(ii)
(1)   the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia; or
(2)   such Person (if other than the Guarantor) assumes all of the obligations of the Guarantor on the Note Guarantee; and
(3)   immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries which becomes the obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default exists, and no Default or Event of Default shall have occurred and is continuing.
(iii)   the Company has provided notice of its intention to redeem or repurchase the Notes in connection with a Change of Control as set forth in Section 5 and Section 6.13, as the case may be.
(c)   Notwithstanding anything to the contrary herein, the parties hereto expressly acknowledge and agree that the consummation of the business combination and other transactions contemplated under the Purchase Agreement are permitted hereunder, and upon (i) the consummation of the business combination and other transactions contemplated under the Purchase Agreement, (ii) the Company’s cancellation of any Notes outstanding at such time in excess of $80,000,000 in aggregate principal amount and (iii) the execution of a joinder agreement in accordance with the obligations under Section 5.10 of the Purchase Agreement by MUDS, MUDS shall succeed to (so that from and after such time, the provisions of this Agreement and each other Note Document referring to the “Company” shall refer instead to MUDS (or such other name as MUDS shall adopt upon the consummation of the business combination) and not to Hycroft Mining Corporation), and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if it had been named as the Company herein upon the effectiveness of this Agreement. Upon such assumption, Hycroft Mining Corporation shall be released and discharged from all liabilities and obligations in respect of the Notes and this Agreement.
6.20   Successor Corporation Substituted.   The Company shall not consolidate or merge, or sale, assign, transfer, convey or dispose of all or substantially all of its assets or the assets of the Company and its Restricted Subsidiaries taken as a whole, in accordance with Section 6.19(a)(i) hereof, unless the Surviving Entity shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, conveyance or other disposition, the provisions of this Agreement referring to the “Company” shall refer instead to the Surviving Entity and not to the Company), and may exercise every right and power of, the Company under this Agreement with the same effect as if such Surviving Entity had been named as the Company herein. In any such event (other than any transfer by way of lease), the predecessor Company shall be released and discharged from all liabilities and obligations in respect of the Notes and this Agreement and the predecessor Company may be dissolved, wound up or liquidated at any time thereafter.
7.   Covenants of the Exchanging Holders.   Each of the Exchanging Holders hereby agrees, severally and not jointly, with the Company and its Subsidiaries as set forth in this Section 7:
7.1   Conditions Precedent.   Each of the Exchanging Holders shall use its commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent applicable to such Exchanging Holder set forth in Section 2.2 hereof; provided, however, that nothing contained in this Section 7.1 shall obligate any Exchanging Holder to waive any right or condition under this Agreement.
7.2   Transfer Restrictions.   Each Exchanging Holder agrees not to offer, sell or otherwise transfer any Notes except (a) to MUDS, the Company or any Subsidiary thereof, (b) for so long as the

Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a Person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer to which notice is given that the transfer is being made in reliance on such Rule 144A, (c) pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Securities Act, (d) to an Institutional Accredited Investor that is acquiring the Notes for its own account, or for the account of such an Institutional Accredited Investor, for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act, (e) pursuant to a registration statement which has been declared effective under the Securities Act, or (f) pursuant to another available exemption from the registration requirements of the Securities Act and, in each case, in compliance with any applicable securities laws of any state of the United States and any other applicable jurisdiction.
8.   Defaults and Remedies.
8.1   Events of Default.   Each of the following shall constitute an “Event of Default”:
(a)   the Company fails to pay any interest on the Notes when the same becomes due and payable and such failure continues for a period of 30 days;
(b)   the Company fails to pay any principal of or premium, if any, on any of the Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, upon required repurchase, upon declaration or otherwise;
(c)   failure by the Company or any Guarantor to comply with any of the obligations under the covenants contained in Section 6 (other than (i) a failure to purchase Notes, which constitutes an Event of Default under clause (b) above or (ii) a failure to comply with Section 6.17, which constitute Events of Default under clause (d) below) and such failure continues for 45 days after written notice thereof is given to the Company by the registered Holders of not less than 35% in aggregate principal amount of the Notes then outstanding;
(d)   failure by the Company or any Guarantor to comply with all other provisions contained in this Agreement or any other Note Documents and such failure continues for 90 days after written notice thereof is given to the Company by the registered Holders of not less than 35% in aggregate principal amount of the Notes then outstanding;
(e)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Closing Date, if that default (i) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration, extension or waiver of the grace period provided in such Indebtedness on the date of such default or (ii) enables or permits (with all applicable grace periods having expired) the holder or holders of such Indebtedness or any trustee or agent on its or their behalf to cause such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided, in each case of clauses (i) and (ii), the principal amount of any such Indebtedness described in clauses (i) and (ii) aggregates $50.0 million or more (or its foreign currency equivalent) in the aggregate;
(f)   failure by the Company or any Significant Subsidiary or any Significant Group to pay any final judgment or judgments for the payment of money in an aggregate amount in excess of $50.0 million (or its foreign currency equivalent) (net of any amounts with respect to which a reputable and credit worthy insurance company has acknowledged liability in writing) rendered against the Company or any Significant Subsidiary or any Significant Group by a court of competent jurisdiction which have not been waived or discharged or stayed for a period of 60 days or more after such judgments become final and non-appealable;
(g)   the Company or a Significant Subsidiary or a Significant Group pursuant to or within the meaning of any Bankruptcy Law:

(i)   commences a voluntary case or proceeding;
(ii)   applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;
(iii)   applies for or consents to the appointment of a Custodian of it or for all or substantially all of its assets; or
(iv)   makes a general assignment for the benefit of its creditors;
(h)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(i)   is for relief against the Company or any Significant Subsidiary or any Significant Group debtor in an involuntary case or proceeding;
(ii)   appoints a Custodian of the Company or any Significant Subsidiary or any Significant Group, or a Custodian for all or substantially all of the assets of the Company or any Significant Subsidiary or Significant Group; or
(iii)   orders the liquidation of the Company or any Significant Subsidiary or any Significant Group, and the order or decree remains unstayed and in effect for 60 days;
(i)   any Note Guarantee of a Significant Subsidiary or a Significant Group ceases to be in full force and effect (except as contemplated by the terms of this Agreement or such Note Guarantee) or is declared null and void in a judicial proceeding, or any Guarantor that is a Significant Subsidiary or Significant Group denies or disaffirms its obligations under this Agreement or its Note Guarantee (other than by reason of release of such Guarantor from its Note Guarantee in accordance with the terms of this Agreement or such Note Guarantee);
(j)   failure by the Company or any Guarantor to comply with Section 6.19; and
(k)   except (i) in connection with any transaction not prohibited by this Agreement or as otherwise set forth in, or contemplated by, this Agreement or any other Note Documents (ii) due to the failure of the Senior Representative or the Collateral Agent to maintain control over possessory collateral actually received by it, any Collateral Document shall for any reason cease to be in full force and effect and enforceable in accordance with its terms with respect to a Lien on Collateral with a Fair Market Value of more than $25.0 million, if not remedied within 45 days after written notice has been given, by certified mail, to the Company by the Holders of at least 25% in aggregate principal amount of the then outstanding Notes.
8.2   Acceleration.   If any Event of Default (other than an Event of Default specified in Section 8.1(g) or (h)) occurs and is continuing, the Collateral Agent or the Holders of at least 35% in aggregate principal amount of the then outstanding Notes may declare all Note Obligations to be due and payable immediately by notice in writing to the Company specifying the Event of Default(s). Upon any such declaration, the Notes shall become due and payable in cash on the Business Day following delivery of such notice in writing. Notwithstanding the foregoing, if an Event of Default specified in Section 8.1(g) or (h) hereof occurs with respect to the Company, all outstanding Note Obligations shall become due and payable immediately without further action, notice or declaration on the part of any Holder.
After a declaration of acceleration, but before any exercise of remedies, the Requisite Holders, by written notice to the Company, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with each Holder, based on each Holder’s pro rata ownership of the outstanding Notes, a sum sufficient to pay (1) all overdue interest on all Notes then outstanding, (2) the principal of, and premium, on any Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes and (3) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes, (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in this Agreement. No such rescission shall affect any subsequent default or impair any right consequent thereon.
8.3   Other Remedies.   If an Event of Default occurs and is continuing, subject to the terms and conditions of the Intercreditor Agreement, the Collateral Agent may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes, this Agreement or any other Note Documents.
The Collateral Agent may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Collateral Agent or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.
8.4   Waiver of Past Defaults.   Subject to Section 8.7 and 9.2 hereof, the Requisite Holders by notice to the Collateral Agent may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under this Agreement or the Collateral Documents except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes (including in connection with an offer to purchase); provided, however, that the Requisite Holders may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Agreement; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.
8.5   Control by Majority.   Requisite Holders may direct, subject to the terms and conditions of the Intercreditor Agreement and the provision of security or indemnity satisfactory to the Collateral Agent, the time, method and place of conducting any proceeding for exercising any remedy available to the Collateral Agent or exercising any trust or power conferred on it; provided, however, that the Collateral Agent may refuse to follow any direction that conflicts with Law or this Agreement, that may involve the Collateral Agent in personal liability or that the Collateral Agent determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.
8.6   Limitation on Suits.   Subject to Section 8.7 hereof, Holders of the Notes may not enforce this Agreement or the Notes except as provided herein. A Holder of a Note may not pursue any remedy with respect to this Agreement or the Notes unless:
(a)   the Holder of a Note gives to the Collateral Agent written notice of a continuing Event of Default;
(b)   the Holders of at least 35% in aggregate principal amount of the then outstanding Notes make a written request to the Collateral Agent to pursue the remedy;
(c)   such Holder of a Note or Holders of Notes offer the Collateral Agent indemnity or security satisfactory to the Collateral Agent against any costs, liability or expense relating to such action or any amounts due and unpaid to the Collateral Agent under this Agreement;
(d)   the Collateral Agent does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and
(e)   during such sixty (60)-day period, the Requisite Holders do not give the Collateral Agent a direction inconsistent with the request.
A Holder of a Note may not use this Agreement to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

8.7   Rights of Holders of Notes to Receive Payment.   Notwithstanding any other provision of this Agreement (including Section 8.6) or any Collateral Document, the right of any Holder of a Note to receive payment of principal of, and premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment on or after the respective due dates expressed in the Note (including in connection with an offer to purchase) shall be absolute and unconditional and shall not be impaired or affected without the consent of such Holder, except to the extent that the institution or prosecution thereof or the entry of judgment thereon would, under applicable Law, result in the surrender, impairment, waiver or loss of any Lien of a Collateral Document upon any property subject to such Lien.
8.8   Holders May File Proofs of Claim.   Holders are authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding.
8.9   Restoration of Rights and Remedies.   If any Holder of Notes has instituted any proceeding to enforce any right or remedy under this Agreement and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to such Holder, then and in every such case the Company and the Holders shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Holders shall continue as though no such proceeding had been instituted.
8.10   Rights and Remedies Cumulative.   Except as otherwise provided in Section 14.3 hereof, no right or remedy herein conferred upon or reserved to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by Law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.
8.11   Delay or Omission Not Waiver.   No delay or omission of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Section 8 or by Law to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Holders, as the case may be.
8.12   Limitation on Remedies.   Notwithstanding anything to the contrary set forth in this Section 8, each Holder of a Note acknowledges that its remedies following the occurrence of an Event of Default are significantly limited by the terms of the Intercreditor Agreement and that it may have no remedy for such an Event of Default prior to the payment in full of the Senior Debt Obligations.
9.   Amendment, Supplement and Waiver.
9.1   Without Consent of Holders of Notes.   Notwithstanding Section 9.2 of this Agreement, the Company, the Guarantors, and the Collateral Agent, if applicable, may amend this Agreement, the Notes, the Note Guarantees or any of the Collateral Documents without the consent of any Holder of a Note:
(a)   to cure any ambiguity, defect or inconsistency;
(b)   to provide for uncertificated Notes in addition to or in place of certificated Notes;
(c)   to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets in compliance with the terms of this Agreement (including Sections 6.19 and 6.20 hereof);
(d)   to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not materially adversely affect the legal rights under this Agreement or any Collateral Document of any such Holder;

(e)   to comply with the provisions of Sections 6.16 and/or 6.18;
(f)   to evidence and provide for the acceptance of appointment by a successor Collateral Agent;
(g)   to mortgage, pledge, hypothecate or grant a security interest in favor of the Collateral Agent for the benefit of the Holders of the Notes as additional security for the payment and performance of the Company’s and any Guarantor’s obligations under this Agreement, in any property or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Collateral Agent pursuant to this Agreement or otherwise;
(h)   to provide for the succession of any parties to the Collateral Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of the Credit Facilities or any other agreement that is not prohibited by this Agreement;
(i)   to provide for the release or addition of Collateral or Guarantees (or otherwise subordinate liens under the Collateral Documents) in accordance with the terms of this Agreement and the Collateral Documents;
(j)   to provide security for borrowings under a Credit Facility that are Incurred in accordance with this Agreement;
(k)   to amend the Intercreditor Agreement or otherwise enter into a new intercreditor agreement in respect of any Credit Facility permitted hereby to the extent permitted under the Intercreditor Agreement and provided such amended or such new intercreditor agreement is not less favorable to the Holders (taken as a whole, as determined in good faith by the Company) than the Intercreditor Agreement in effect as of the Closing Date;
(l)   to conform any Note Documents to reflect amendments or modifications thereto required under the Intercreditor Agreement;
(m)   to the extent required or permitted under the Intercreditor Agreement, to conform any Collateral Documents to reflect permitted amendments or modifications to comparable provisions under any security documents in respect of obligations incurred pursuant to a Credit Facility; or
(n)   to provide for the issuance of Notes in accordance with the limitations set forth in this Agreement.
Upon the request of the Company and the Guarantors accompanied by a resolution of their respective Boards of Directors authorizing the execution of any such amendment to this Agreement, and upon receipt by the Collateral Agent of the documents described in Section 9.5 hereof, the Collateral Agent shall join with the Company and the Guarantors in the execution of any amendment to this Agreement or amendment or supplement to the Collateral Documents authorized or permitted by the terms of this Agreement, but the Collateral Agent shall not be obligated to enter into such amendment to this Agreement that affects its own rights, duties or immunities under this Agreement or otherwise.
9.2   With Consent of Holders of Notes.
Except as provided below in this Section 9.2, this Agreement, any of the Collateral Documents, the Notes and the Note Guarantees may be amended with the consent of the Requisite Holders (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and, subject to Sections 8.4 and 8.7 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Agreement or the Notes may be waived with the consent of the Requisite Holders (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).
Upon the request of the Company and the Guarantors accompanied by a resolution of their respective Boards of Directors authorizing the execution of any such amendment to this Agreement or amendment, restatement or supplement to the Collateral Documents, and upon the filing with the Collateral Agent of evidence satisfactory to the Collateral Agent of the consent of the Holders of Notes as aforesaid, and upon receipt by the Collateral Agent of the documents described in Section 9.5 hereof, the Collateral Agent shall join with the Company and the Guarantors in the execution of such an amendment to this Agreement or amendment, restatement or supplement to the Collateral Documents unless such an amendment to this Agreement or amendment, restatement or supplement to the Collateral Documents affects the Collateral Agent’s own rights, duties or immunities under this Agreement, the Collateral Documents or otherwise, in which case the Collateral Agent may in its discretion, but shall not be obligated to, enter into such an amendment to this Agreement or amendment, restatement or supplement to the Collateral Documents. It shall not be necessary for the consent of the Holders of Notes under this Section 9.2 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.
After an amendment, restatement, supplement or waiver under this Section 9.2 becomes effective, the Company shall send to the Collateral Agent and the Holders of Notes affected thereby a notice briefly describing the amendment, restatement, supplement or waiver. Any failure of the Company to send such notice or any defect therein, shall not, however, in any way impair or affect the validity of any such amended Agreement or waiver.
However, without the consent of each affected Holder, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):
(a)   reduce the percentage of principal amount of Notes whose Holders must consent to an amendment, restatement, supplement or waiver of this Agreement or the Collateral Documents;
(b)   reduce the principal of or change the fixed maturity of any Note;
(c)   reduce the rate of or extend the time for payment of interest on any Note;
(d)   waive a Default or Event of Default in the payment of principal of, or interest, or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the Requisite Holders and a waiver of the payment Default that resulted from such acceleration);
(e)   make any Note payable in money other than U.S. dollars; or
(f)   make any change in this Section 9.2, except to increase any such percentage required for such actions or to provide that certain other provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby.
9.3   Revocation and Effect of Consents.   Until an amendment, restatement, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Company receives written notice of revocation before the date the waiver, supplement, amendment or restatement becomes effective. An amendment, supplement, restatement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.
9.4   Exchange of Notes.   The Company in exchange for all Notes may issue new Notes that reflect the amendment, supplement or waiver.
Failure to issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

9.5   Collateral Agent to Sign Amendments, Etc.   The Collateral Agent shall sign any amendment to this Agreement or amendment, restatement or supplement to the Collateral Documents authorized pursuant to this Section 9. Notwithstanding any other provisions of this Agreement, the Collateral Agent shall not be required to enter into any amendment to this Agreement or amendment, restatement or supplement to the Collateral Documents if the amendment, restatement or supplement adversely affects the rights, duties, liabilities or immunities of the Collateral Agent. The Company and each Guarantor may not sign an amendment to this Agreement or amendment, restatement or supplement to the Collateral Documents until each of their respective Boards of Directors approves it. In addition to the documents specified in Section 16.2, in executing any amendment to this Agreement or amendment, restatement or supplement to the Collateral Documents, the Collateral Agent shall be entitled to receive and (subject to Section 11.9) shall be fully protected in relying upon, an Officer’s Certificate.
9.6   Delay in Exercising Rights.   Collateral may be released in accordance with this Agreement (including without limitation Sections 11.3 and 11.4 hereof) and to the extent that such a release is not prohibited by the Intercreditor Agreement. No delay on the part of any party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, nor will any waiver on the part of any party of any right, power or privilege pursuant to this Agreement, or any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement. The rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any party otherwise may have at Law or in equity.
10.   Note Guarantees.
10.1   Note Guarantees.   Each of the Guarantors hereby, jointly and severally, fully and unconditionally, guarantees to each Holder of a Note irrespective of the validity and enforceability of this Agreement, the Notes, the Collateral Documents or the obligations of the Company hereunder or thereunder, that all Note Obligations will be promptly paid in full when due or performed in accordance with the terms thereof or of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay or perform the same (as applicable) immediately. The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Agreement or the Collateral Documents, the absence of any action to enforce the same or exercise remedies against the Collateral, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby waives, to the extent permitted by Law, diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Note Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Agreement and as otherwise provided in this Agreement. If any Holder is required by any court or otherwise to return to the Company or Guarantors, or any Custodian, trustee, liquidator or other similar official acting in relation to either the Company or Guarantors, any amount paid by the Company or any Guarantor to such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full in cash of all obligations (other than unasserted contingent indemnity obligations) guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders, on the other hand, (x) the maturity of the Note Obligations guaranteed hereby may be accelerated as provided in Section 8 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of the Note Obligations as provided in Section 8, such Note Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under this Note Guarantee. Each Holder acknowledges that its right to enforce this Note Guarantee against any Guarantor is subject to the terms of the Intercreditor Agreement.
10.2   Execution and Delivery of Note Guarantee.   To evidence its Note Guarantee set forth in Section 10.1, each Guarantor hereby agrees that a notation of such Note Guarantee substantially in the form included in Exhibit D hereto shall be endorsed by an Officer of such Guarantor on each Note delivered by the Company and that this Agreement shall be executed on behalf of such Guarantor by its President or one of its Officers.
Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.1, shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.
The delivery of any Note by the Company shall constitute due delivery of the Note Guarantee set forth in this Agreement on behalf of the Guarantors. Each Person that is required to become a Guarantor pursuant to Section 6.16 will also execute and deliver to the Holders a joinder to the Agreement in the form attached hereto as Exhibit E and satisfying the requirements of Section 6.16 and joinders, restatements or supplements to the Collateral Documents. No opinion of counsel shall be required in connection with any Person becoming a Guarantor pursuant to Section 6.16.
10.3   Guarantors May Consolidate or Merge on Certain Terms.
(a)   Upon any consolidation, merger, sale or conveyance of a Guarantor as permitted by Section 6, upon the assumption by the successor Person, by a joinder to this Agreement, executed and delivered to the Holders and the due and punctual performance of all of the covenants and conditions of this Agreement to be performed by the Guarantor, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Holders. All the Note Guarantees so issued shall in all respects have the same legal rank and benefit under this Agreement as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Agreement as though all of such Note Guarantees had been issued at the date of the execution hereof.
(b)   Except as set forth in Section 6, nothing contained in this Agreement or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety, to the Company or another Guarantor.
10.4   Releases of Note Guarantees.
(a)   The Note Guarantee of a Guarantor will be released automatically:
(i)   in connection with any sale or other disposition of all of the Capital Stock, or all or substantially all of the assets, of such Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale of all such Capital Stock, or all or substantially all of the assets, of that Guarantor is not prohibited by Section 6.9;
(ii)   if the Company designates the Restricted Subsidiary that is such Guarantor as an Unrestricted Subsidiary under and in compliance with this Agreement;
(iii)   upon the applicable Guarantor ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest as security for the Senior Obligations (as defined in the Intercreditor Agreement) or the Junior Lien Obligations (as defined in the Intercreditor Agreement), subject to, in each case, the application of the proceeds of such foreclosure in the manner described in the Intercreditor Agreement; or
(iv)   upon the release of such Guarantor’s Guarantee under the First Lien Term Loan Credit Agreement to the extent required by the Intercreditor Agreement.

(b)   If all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor are sold or disposed of in compliance with Section 10.4(a)(1), then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor) or the corporation acquiring the assets (in the event of a sale or other disposition of all or substantially all of the assets of a Guarantor) shall be released and relieved of its obligations under its Note Guarantee or Section 10.3 hereof, as the case may be. The Company shall deliver such instrument or instruments reasonably requested by and prepared by the Company, evidencing such release upon receipt of a Company Request accompanied by an Officer’s Certificate certifying as to the compliance with this Section 10.4 and the other applicable provisions of this Agreement.
(c)   Any Guarantor not released from its obligations under its Note Guarantee pursuant to this Section 10.4 shall remain liable for the full amount of principal of, premium, and interest on the Notes and for the other obligations of any Guarantor under this Agreement as provided in this Section 10.
10.5   Limits on Note Guarantees.   Notwithstanding anything to the contrary in this Section 10, the aggregate amount of the Obligations guaranteed under this Agreement by any Guarantor shall be reduced to the extent necessary to prevent the Note Guarantee of such Guarantor from violating or becoming voidable under any Law relating to fraudulent conveyance or fraudulent transfer or similar Laws affecting the rights of creditors.
11.   Collateral and Security.
11.1   Collateral Documents.   The due and punctual payment of the Note Obligations are secured as provided (and subject to the terms and conditions therein) in the Collateral Documents, which the Company and the Guarantors have entered into simultaneously with the execution of this Agreement, and the other Collateral Documents in effect from time to time. Each Holder of Notes, by its acceptance thereof, consents and agrees to the terms of the Collateral Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended, supplemented or otherwise modified from time to time in accordance with their terms and authorizes and directs the Collateral Agent to enter into the Collateral Documents (including Mortgages and the Intercreditor Agreement), in its capacity as Noteholder Representative, and to perform its obligations and exercise its rights thereunder in accordance therewith. The Company and the Guarantors will deliver to the Collateral Agent copies of all documents required to be filed pursuant to the Collateral Documents, and subject to the terms and conditions of the Collateral Documents, will do or cause to be done all such acts and things as may be necessary, or as may be required by the provisions of the Collateral Documents, to assure and confirm to the Collateral Agent the security interest, mortgage or other Lien in the Collateral contemplated hereby or by the Collateral Documents, as from time to time constituted, so as to render the same available for the security and benefit of this Agreement and of the Notes secured hereby, according to the intent and purposes herein expressed.
11.2   Release of Collateral.
(a)   The Collateral Agent’s Liens upon the Collateral will no longer secure the Notes and Note Guarantees outstanding under this Agreement or any other Obligations under this Agreement (including the Note Obligations), and the right of the Holders of the Notes and such Obligations (including the Note Obligations) to the benefits and proceeds of the Collateral Agent’s Liens on the Collateral will automatically terminate and be discharged:
(i)   in whole, as to all property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;
(ii)   in whole, as to all property subject to such Liens, upon payment in full in cash of the principal of, accrued and unpaid interest and premium, if any, on the Notes;
(iii)   in part, as to any property that (A) is sold, transferred or otherwise disposed of by the Company or one of the Guarantors in a transaction not prohibited by this Agreement, at the time of such sale, transfer or disposition, to the extent of the interest sold, transferred or disposed of or (B) is owned or at any time acquired by a Guarantor that has been released from its Note Guarantee (and any guarantee of other Note Obligations), concurrently with the release of such Note Guarantee (and any guarantee of other Note Obligations);
(iv)   as to property that constitutes all or substantially all of the Collateral securing the Note Obligations, with the consent of the Requisite Holders (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes);
(v)   as to property that constitutes less than all or substantially all of the Collateral securing the Note Obligations, with the consent of the Requisite Holders (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, purchase of, the Notes); or
(vi)   in whole or in part, in accordance with the applicable provisions of the Collateral Documents, including the Intercreditor Agreement.
Upon receipt of an Officer’s Certificate certifying that all conditions precedent and covenants under this Agreement, including the specific conditions precedent set forth in any of sub-paragraphs (i) through (vi) above, as applicable, and the Collateral Documents, if any, relating to such release have been complied with, and such instruments of termination, satisfaction or release reasonably requested by and prepared by the Company and satisfactory to the Collateral Agent, the Collateral Agent shall execute, deliver or acknowledge (at the Company’s expense) without recourse or warranty, such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Agreement or the Collateral Documents. The Collateral Agent, in its capacity as Noteholder Representative, shall be not liable for any such release undertaken pursuant to the provisions of the Intercreditor Agreement or in good faith in reliance upon any such Officer’s Certificate; and notwithstanding any term hereof or in any Collateral Document to the contrary, except as provided pursuant to the Intercreditor Agreement, the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officer’s Certificate.
(b)   The release of any Collateral from the terms of the Collateral Documents, or the release, in whole or in part, of the Liens created by the Collateral Documents, will not be deemed to impair the security under this Agreement in contravention of the provisions hereof and of the Collateral Documents if and to the extent that the Collateral is released pursuant to this Agreement and the Collateral Documents, including the Intercreditor Agreement, and any Person that is required to deliver an Officer’s Certificate shall be entitled to rely upon the foregoing as a basis for delivery of such certificate.
11.3   Disposition of Collateral Without Release.
(a)   Notwithstanding Section 11.2 hereof relating to releases of Collateral, but subject to and in accordance with the provisions of the Collateral Documents and this Agreement, so long as the Collateral Agent has not exercised its rights with respect to the Collateral upon the occurrence and during the continuance of an Event of Default, the Company and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral, to operate the Collateral, to alter and repair the Collateral and to collect, invest and dispose of any income therefrom.
(b)   Notwithstanding the foregoing, the Company and the Guarantors may, among other things, without any release or consent by the Collateral Agent, use and dispose of the Collateral in any lawful manner not in violation of the provisions of this Agreement or any of the Collateral Documents, including, without limitation, (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Collateral Documents which has become worn out, defective or obsolete or that would no longer be used or useful in the business (including but not limited to certain SAG mill and certain ball mills and other mining equipment that is idle as of the Closing Date); (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of this Agreement or any of the Collateral Documents; (iii) surrendering or modifying any franchise, license or permit subject to the Lien of this Agreement or any of the Collateral Documents which it may own or under which it may be operating; (iv) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (v) granting a license of any intellectual property; (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vii) selling, collecting, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business; (viii) making cash payments (including for the scheduled repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by this Agreement and the Collateral Documents; (ix) abandoning any intellectual property which is no longer used or useful in the Company’s business and (x) selling or otherwise disposing of any property to the extent not in violation of Section 6.9 of this Agreement.
11.4   Authorization of Actions to be Taken by the Collateral Agent Under the Collateral Documents.
(a)   Subject to the provisions of this Agreement, the Intercreditor Agreement and the other Collateral Documents (including, without limitation, Section 11.9(l), the Collateral Agent, at the direction of the Requisite Holders, may take all actions necessary or appropriate in order to:
(i)   enforce any of the terms of any Collateral Document (including Mortgages); and
(ii)   collect and receive any and all amounts payable in respect of the Note Obligations of the Company and the Guarantors hereunder.
(b)   Subject to the provisions of this Agreement, the Intercreditor Agreement and the other Collateral Documents, the Collateral Agent will have the power (but without obligation) to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of this Agreement or any of the Collateral Documents, and such suits and proceedings as the Collateral Agent may deem expedient to preserve or protect its interests in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other Governmental Body enactment, rule or Order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or Order would impair the security interest hereunder or be prejudicial to the interests of the Holders of Notes).
(c)   Unless otherwise provided herein, all instructions under this Agreement or any of the Collateral Documents are to be made pursuant to the vote of Requisite Holders.
11.5   Authorization of Receipt of Funds by the Collateral Agent under the Collateral Documents.   The Collateral Agent is authorized to receive any funds for the benefit of the Holders of Notes distributed under any of the Collateral Documents, and to make further distributions of such funds to the Holders of Notes according to the provisions of this Agreement and the Intercreditor Agreement.
11.6   Intercreditor Agreement.   The Collateral Agent agrees for itself and, in its capacity as Noteholder Representative, on behalf of the Holders of the Notes, and by holding Notes each such Holder shall be deemed to agree:
(a)   that the Holders of Obligations in respect of this Agreement, the Notes and the Note Guarantees are bound by the provisions of the Intercreditor Agreement, including the provisions relating to payments, the ranking of Liens, the order of application of proceeds from enforcement of Liens and release of Liens on Collateral; and
(b)   that the Collateral Agent, in its capacity as Noteholder Representative, enter into and perform its obligations under the Intercreditor Agreement (including, without limitation, entering into instruments or releases to evidence the release of any Collateral permitted to be released) and the other Collateral Documents.

11.7   Limitation on Duty of Collateral Agent in Respect of Collateral.
(a)   Beyond the exercise of reasonable care in the custody of the Collateral in its possession, and accounting for money actually received, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto; the Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment equal to that which it accords its own property.
(b)   The Collateral Agent shall not be responsible for any of: (i) the existence, genuineness or value of any of the Collateral, (ii) the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of its failure to take actions as specifically required hereunder, except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of the Collateral Agent, (iii) the validity or sufficiency of the Collateral or any agreement or assignment contained therein, (iv) the validity of the title of the Company or any Guarantor to the Collateral, (v) insuring the Collateral or (vi) the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Agreement or the Collateral Documents by the Company, the Guarantors or the Collateral Agent.
11.8   Powers Exercisable by Receiver or Trustee.   In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Section 11 upon the Company or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Guarantor or of any officer or officers thereof required by the provisions of this Section 11.
11.9   Collateral Agent.
(a)   Each of the Holders by acceptance of the Notes hereby designates and appoints the Collateral Agent as its agent under this Agreement and the Collateral Documents, and as the Noteholder Representative under the Intercreditor Agreement, and each of the Holders by acceptance of the Notes hereby irrevocably authorizes the Collateral Agent to take such action on its behalf under the provisions of this Agreement, the Collateral Documents and as Noteholder Representative under the Intercreditor Agreement and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Agreement, the Collateral Documents and as Noteholder Representative under the Intercreditor Agreement, together with such powers as are reasonably incidental thereto, and consents and agrees to the terms of the Intercreditor Agreement and each Collateral Document, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms. The Collateral Agent agrees to act as such on the express conditions contained in this Section 11.9. Each Holder agrees that any action taken by the Collateral Agent in accordance with the provision of this Agreement, the Intercreditor Agreement (in its capacity as Noteholder Representative) and the Collateral Documents, and the exercise by the Collateral Agent of any rights or remedies set forth herein and therein shall be authorized and binding upon all Holders. Notwithstanding any provision to the contrary contained elsewhere in this Agreement, any of the Collateral Documents or the Intercreditor Agreement, the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the other Note Documents to which the Collateral Agent is a party, nor shall the Collateral Agent have or be deemed to have any fiduciary relationship with any Holder, the Company or any Guarantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement, the Collateral Documents and the Intercreditor Agreement or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Agreement with reference to the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. Except as expressly otherwise provided in this Agreement, the Collateral Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions which the Collateral Agent is expressly entitled to take or assert under this Agreement and the Collateral Documents, including the exercise of remedies pursuant to Section 8, and any action so taken or not taken shall be deemed consented to by the Holders.
(b)   The Collateral Agent may execute any of its duties under this Agreement, the Collateral Documents or the Intercreditor Agreement (in its capacity as Noteholder Representative) by or through agents, employees, attorneys-in-fact or through its Affiliates and shall be entitled to advice of counsel and to an Officer’s Certificate concerning all matters pertaining to such duties under this Agreement and the other Collateral Documents. The Collateral Agent shall not be responsible for the negligence or misconduct of any agent, employee, attorney-in-fact or Affiliate that it selects as long as such selection was made in good faith without gross negligence or willful misconduct.
(c)   None of the Collateral Agent or any of its Affiliates, agents or employees shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or the transactions contemplated hereby (except for its own gross negligence or willful misconduct) or under or in connection with any Note Document or the transactions contemplated thereby (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to any Holder for any recital, statement, representation, warranty, covenant or agreement made by the Company or any Guarantor, or any officer thereof, contained in this Agreement or any other Note Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Agreement or any other Note Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Note Document, or for any failure of the Company, any Guarantor or any other party to this Agreement or any other Note Document to perform its obligations hereunder or thereunder. None of the Collateral Agent or any of its Affiliates, agents or employees shall be under any obligation to any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Note Document or to inspect the properties, books, or records of the Company, any Guarantor or their respective Affiliates.
(d)   The Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, facsimile, telephone message or other document or conversation believed by it in good faith to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including, without limitation, counsel to the Company or any Guarantor), independent accountants and other experts and advisors selected by the Collateral Agent. The Collateral Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Note Document (i) if such action would, in the reasonable opinion of the Collateral Agent (which may be based on the opinion of legal counsel), be contrary to applicable Law or any of the Collateral Documents or any other agreement referred to herein or therein, (ii) if such action is not provided for in this Agreement or any other Note Document, (iii) if, in connection with the taking of any such action hereunder or under any of the Note Documents that would constitute an exercise of remedies hereunder or under any of the Note Documents it shall not first be indemnified to its satisfaction by the Holders against any and all risk of nonpayment, liability and expense that may be incurred by it, its agents or its counsel by reason of taking or continuing to take any such action, or (iv) if, notwithstanding anything to the contrary contained in this Agreement or any other Note Document, in connection with the taking of any such action that would constitute a payment due under any agreement or document, it shall not first have received from the Holders funds equal to the amount payable. Whenever reference is made in this

Agreement or any other Note Document to any action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Collateral Agent, it is understood that in all cases the Collateral Agent shall be fully justified in failing or refusing to take any such action under this Agreement or any other Note Document if it shall not first have received from the Holders funds equal to the amount payable. Whenever reference is made in this Agreement or any other Note Document to any action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Collateral Agent, it is understood that in all cases the Collateral Agent shall be fully justified in failing or refusing to take any such action under this Agreement if it shall not have received such advice or concurrence of the Holders (acting in accordance with this Agreement and other Note Documents, with such direction to be binding upon all of the Holders), as it deems appropriate. This provision is intended solely for the benefit of the Collateral Agent and its successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto.
(e)   The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless the Collateral Agent shall have received written notice from the Company referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.” Subject to the terms of the Intercreditor Agreement, the Collateral Agent, in its capacity as the Noteholder Representative, shall take such action with respect to such Default or Event of Default as may be requested by the Holders in accordance with Section 8 (subject to this Section 11.9); provided, however, that unless and until the Collateral Agent has received any such request, the Collateral Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.
(f)   WBox 2015-5 Ltd. and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with the Company, any Guarantor or their respective Affiliates as though it was not the Collateral Agent hereunder. The Holders acknowledge that, pursuant to such activities, WBox 2015-5 Ltd. (and any successor Collateral Agent and its respective Affiliates) or its respective Affiliates may receive information regarding the Company or any Guarantor or any of their Affiliates (including information that may be subject to confidentiality obligations in favor of the Company or any Guarantor or any of their affiliates) and acknowledge that the Collateral Agent shall not be under any obligation to provide such information to the Holders. Nothing herein shall impose or imply any obligation on the part of WBox 2015-5 Ltd. (or any successor Collateral Agent and their respective Affiliates) to advance funds.
(g)   The Collateral Agent may resign at any time upon thirty (30) days prior written notice to the Company, such resignation to be effective upon the acceptance of a successor agent to its appointment as Collateral Agent. If the Collateral Agent resigns under this Agreement, the Company shall appoint a successor collateral agent. If no successor collateral agent is appointed prior to the intended effective date of the resignation of the Collateral Agent (as stated in the notice of resignation), the Requisite Holders may appoint a successor collateral agent. If no successor collateral agent is appointed and consented to by the Company pursuant to the preceding sentence within thirty (30) days after the intended effective date of resignation (as stated in the notice of resignation) the Collateral Agent shall be entitled to petition, at the expense of the Company, a court of competent jurisdiction to appoint a successor. Upon the acceptance of its appointment as successor collateral agent hereunder, such successor collateral agent shall succeed to all the rights, powers and duties of the retiring Collateral Agent, and the term “Collateral Agent” shall mean such successor collateral agent, and the retiring Collateral Agent’s appointment, powers and duties as the Collateral Agent shall be terminated. After the retiring Collateral Agent’s resignation hereunder, the provisions of this Section 11.9 shall continue to inure to its benefit and the retiring Collateral Agent shall not by reason of such resignation be deemed to be released from liability as to any actions taken or omitted to be taken by it while it was the Collateral Agent under this Agreement.
(h)   Except as otherwise explicitly provided herein or in the other Note Documents, neither the Collateral Agent nor any of its respective officers, directors, employees or agents or other Affiliates shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own gross negligence or willful misconduct.
(i)   The Collateral Agent is authorized and directed by the Holders, and the Holders by acquiring the Notes are deemed to have authorized the Collateral Agent, to (i) enter into the Note Documents to which it is a party, (ii) enter into the Intercreditor Agreement in its capacity as Noteholder Representative, (iii) bind the Holders on the terms as set forth in the Collateral Documents and the Intercreditor Agreement (in its capacity as Noteholder Representative) and (iv) perform and observe its obligations under the Collateral Documents to which it is a party and the Intercreditor Agreement, in its capacity as Noteholder Representative; provided, however, that Collateral Agent will not enter into any amendments, restatements or supplements of the Intercreditor Agreement or any other Collateral Documents except as authorized by this Agreement.
(j)   The Collateral Agent is each Holder’s agent for the purpose of perfecting the Holders’ security interest in assets which, in accordance with Article 9 of the Uniform Commercial Code can be perfected only by possession or control. Should the Holder obtain possession of any such Collateral, upon request from the Company, such Holders shall notify the Collateral Agent thereof, and, promptly upon the Collateral Agent’s request therefor shall deliver such Collateral to the Collateral Agent or otherwise deal with such Collateral in accordance with the Collateral Agent’s instructions.
(k)   The Collateral Agent shall have no obligation whatsoever to any of the Holders to assure that the Collateral exists or is owned by any Grantor or is cared for, protected, or insured or has been encumbered, or that the Collateral Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all or any part of the Grantor’s property constituting collateral intended to be subject to the Lien and security interest of the Collateral Documents has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto, or to exercise at all or in any particular manner or under any duty of care, disclosure, or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Collateral Agent pursuant to this Agreement or any other Note Document, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, the Collateral Agent may act in any manner it may deem appropriate, in its sole discretion given the Collateral Agent’s own interest in the Collateral and that the Collateral Agent shall have no other duty or liability whatsoever to any Holder as to any of the foregoing.
(l)   No provision of this Agreement, or any other Note Document shall require the Collateral Agent to expend or risk its own funds or incur any financial liability. The Collateral Agent shall be under no obligation to enforce any of its rights or remedies under this Agreement or any other Note Document at the request of any Holder, unless such Holder shall have offered to the Collateral Agent security or indemnity satisfactory to the Collateral Agent against any loss, liability or expense related to the exercise of such right or power or amounts due and unpaid to the Collateral Agent hereunder.

(m)   The Company shall pay to the Collateral Agent from time to time such compensation as shall be agreed in writing between the Company and the Collateral Agent for its acceptance of this Agreement and all services rendered by it in any of its capacities under this Agreement. The Company shall reimburse the Collateral Agent in any of its capacities under this Agreement promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in any capacity in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Collateral Agent’s agents and counsel.
The Company shall indemnify the Collateral Agent in any of its capacities under this Agreement, any of the Collateral Documents and any other document or transaction entered into in connection herewith or therewith and its agents against any and all losses, liabilities or expenses incurred by them arising out of or in connection with the acceptance or administration of its duties under this Agreement or any such other document or transaction, including the costs and expenses of enforcing this Agreement against the Company (including this Section 11.9) and defending themselves against any claim (whether asserted by the Company or any Holder or any other person) or liability in connection with the exercise or performance of any of their powers or duties hereunder or under any such other document or transaction, except to the extent any such loss, liability or expense may be attributable to its gross negligence, willful misconduct or bad faith on the part of the Collateral Agent, its officers, directors, agents or employees, or such agent, as the case may be, as determined by a final non-appealable order of a court of competent jurisdiction. The Collateral Agent shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Collateral Agent to so notify the Company shall not relieve the Company of its obligations hereunder (except to the extent such failure prejudices the Company). The Company shall defend the claim and the Collateral Agent shall cooperate in the defense. The Company need not pay for any settlement made without its consent. The Company need not reimburse any expense or indemnify against any loss incurred by the Collateral Agent through the Collateral Agent’s own gross negligence, willful misconduct or bad faith, as determined by a final non-appealable order of a court of competent jurisdiction.
The obligations of the Company under this Section 11.9 shall constitute Note Obligations and shall survive the expiration or termination of this Agreement, the resignation or removal of the Collateral Agent and any rejection or termination of this Agreement under any Bankruptcy Law.
To secure the Company’s payment obligations in this Section 11.9, the Collateral Agent in all of its capacities hereunder and under each of the Collateral Documents shall have a Lien (which Lien shall be a Permitted Lien) prior to the Notes on all money or property held, received or collected by the Collateral Agent, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the expiration or termination of this Agreement, the resignation or removal of the Collateral Agent and any rejection or termination of this Agreement under any Bankruptcy Law.
Without prejudice to any other rights available to the Collateral Agent under applicable Law, when the Collateral Agent incurs expenses or renders services after an Event of Default specified in Section 8.1(g) or (h) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.
(n)   The Collateral Agent shall not be liable for interest on any money received by it except as the Collateral Agent may agree in writing with the Company. Money held in trust by the Collateral Agent need not be segregated from other funds except to the extent required by Law.
(o)   The Collateral Agent does not assume any responsibility for any failure or delay in performance or any breach by the Company or Guarantors under this Agreement or any other Note Document. The Collateral Agent shall not be responsible to the Holders or any other Person for any recitals, statements, information, representations or warranties contained in any of the Note Documents or in any certificate, report, statement, or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Agreement or any other Note Document; the execution, validity, genuineness, effectiveness or enforceability of any other Note Document of any other party thereto; the validity, enforceability or collectability of any Obligations of the Note Parties under the Note Documents; the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any obligor; or for any failure of any obligor to perform its Obligations under this Agreement or any other Note Document. The Collateral Agent shall have no obligation to any Holder or any other Person to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any obligor of any terms of this Agreement, or any other Note Document, or the satisfaction of any conditions precedent contained in this Agreement or any other Note Document. The Collateral Agent shall not be required to initiate or conduct any litigation or collection or other proceeding under this Agreement, or any other Note Document unless expressly set forth hereunder or thereunder. The Collateral Agent shall have the right at any time to seek instructions from the Holders with respect to the administration of the Note Documents.
(p)   Before the Collateral Agent acts or refrains from acting, the Collateral Agent may require an Officer’s Certificate. The Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate. The Collateral Agent may consult with counsel of its selection and the advice of such counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon
(q)   Notwithstanding anything in this Agreement or any other Note Document to the contrary, the Collateral Agent shall not be liable to any other party for any indirect, special or consequential damages (including but not limited to lost profits) whatsoever, even if it has been informed of the likelihood thereof and regardless of the form of action.
(r)   After the occurrence of an Event of Default, the Requisite Holders may direct the Collateral Agent in connection with any action required or permitted by this Agreement or any other Note Document.
(s)   The Collateral Agent is authorized to receive any funds for the benefit of itself and the Holders under the Collateral Documents or the Intercreditor Agreement, to make distributions of such funds to the Senior Representative as required under the Intercreditor Agreement, and, to the extent not prohibited under the Intercreditor Agreement, to make further distributions of such funds to itself and the Holders in accordance with the provisions of this Agreement and the Intercreditor Agreement.
(t)   Whether or not therein expressly so provided, every provision of this Agreement or the Collateral Document that in any way relates to the Collateral Agent is subject to the provisions of this Section 11.9.
12.   Indemnification.
The Company and its Subsidiaries hereby agree, jointly and severally, to indemnify and hold harmless each of the Exchanging Holders and each of their respective Affiliates, Related Funds, stockholders, equity holders, members, partners, managers, officers, directors, employees, attorneys, accountants, financial advisors, consultants, agents, advisors and controlling persons (each, an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, imposed on, sustained, incurred or suffered by, or asserted against, any Indemnified Party as a result of or arising out of or in any way related to, directly or indirectly, this Agreement or any of the other Note Documents, any of the transactions contemplated by this Agreement, or any breach by the Company or its Subsidiaries of any of its representations, warranties and/or covenants set forth in this Agreement, or any claim, litigation, investigation or Proceeding relating to any of the foregoing, regardless of whether any such Indemnified Party is a party thereto, and to reimburse each such Indemnified Party for the reasonable and documented legal or other out-of-pocket costs and expenses as they are incurred in connection with investigating, responding to or defending any of the foregoing; provided, that the foregoing indemnification will not, as to any Indemnified Party, apply to losses, claims, damages, liabilities or expenses to the extent that they are

(i) determined by a final, non-appealable decision by a court of competent jurisdiction to have resulted from (x) any act by such Indemnified Party that constitutes fraud, gross negligence or willful misconduct or (y) the material breach by such Indemnified Party of its obligations under this Agreement; or (ii) incurred in connection with any dispute solely among the Indemnified Parties other than as a result of, or arising from, any act or omission by any of the Company, its Subsidiaries or their respective Affiliates. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold it harmless, then the Company and its Subsidiaries shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect not only the relative benefits received by the Company and its Subsidiaries, on the one hand, and such Indemnified Party, on the other hand, but also the relative fault of the Company and its Subsidiaries, on the one hand, and such Indemnified Party, on the other hand, as well as any relevant equitable considerations. The Company and its Subsidiaries also agree that no Indemnified Party shall have any liability based on its exclusive or contributory negligence or otherwise to the Company and its Subsidiaries, any Person asserting claims on behalf of or in right of the Company and its Subsidiaries, or any other Person in connection with or as a result of this Agreement or any other Note Document, or any of the transactions contemplated by this Agreement, except as to any Indemnified Party to the extent that any losses, claims, damages, liability or expenses incurred by the Company and its Subsidiaries solely resulted from the fraud or willful misconduct of such Indemnified Party, as determined by a final, non-appealable decision by a court of competent jurisdiction. The terms set forth in this Section 12 shall survive termination of this Agreement and shall remain in full force and effect regardless of whether the transactions contemplated by this Agreement are consummated.
13.   Survival of Representations and Warranties.   Notwithstanding any investigation at any time made by or on behalf of any party hereto with respect to, or any knowledge acquired (or capable of being acquired) about, the accuracy or inaccuracy of or compliance with, any representation or warranty made by or on behalf of any party hereto, all representations and warranties contained in this Agreement and in the certificate delivered pursuant to Section 2.1(j) hereof shall survive for a period of one year after the execution, delivery and performance of this Agreement.
14.   Registration, Exchange and Replacement of Notes
14.1   Registration of Notes.   The Company shall keep at its principal executive office a register for the registration and registration of transfers and exchanges of the Notes. The Company shall keep a register of the Notes (the “Notes Register”) and of their transfer and exchange. The Notes Register shall contain the names and addresses of the Holders and principal amounts (and stated interest) of the amounts owing to each Holder pursuant to the terms hereof from time to time. The entries in the Notes Register shall be conclusive absent manifest error, and the Company and the Holders shall treat each person whose name is recorded in the Notes Register pursuant to the terms hereof as a Holder hereunder for all purposes of this Agreement. The Notes Register shall be available for inspection by any Holder at any reasonable time and from time to time upon reasonable prior notice.
14.2   Transfer and Exchange of Notes.   Upon request by a Holder of a Note, and such Holder’s compliance with the provisions of this Section 14.2, the Company shall register the transfer or exchange of the Note. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Company the Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Company duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 14.2. Each such new Note shall be payable to such Person as such Holder may request and shall be substantially in the form of note specified for the Notes of such series and tranche, if any. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon.
(a)   Restricted Notes to Restricted Notes.   Any Restricted Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Note, pursuant to the requirements in Section 16.5. if the Company receives the following:

(i)   if the transfer will be made pursuant to an available exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and opinion of counsel required by item (1)(c) thereof, if applicable.
(b)   Legends.   The following legends shall appear on the face of all Notes issued under this Agreement, unless specifically stated otherwise in the applicable provisions of this Agreement.
(i)   Intercreditor Agreement.   Each Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the following legend in substantially the following form:
“THIS NOTE AND THE NOTE EXCHANGE AGREEMENT AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY AND THEREBY ARE SUBJECT TO THAT CERTAIN INTERCREDITOR AGREEMENT DATED AS OF [           ], 2020 (AS AMENDED, RESTATED, AMENDED AND RESTATED, SUPPLEMENTED, MODIFIED, EXTENDED, RENEWED, REPLACED, REFINANCED OR RESTRUCTURED FROM TIME TO TIME) BY AND AMONG SPROTT PRIVATE RESOURCE LENDING II (COLLECTOR), LP, AS SENIOR REPRESENTATIVE (AS DEFINED THEREIN), WBOX 2015-5 LTD., AS JUNIOR PRIORITY REPRESENTATIVE (AS DEFINED THEREIN), HYCROFT MINING CORPORATION AND EACH OF THE OTHER GRANTORS (AS DEFINED THEREIN) FROM TIME TO TIME PARTY THERETO (AS IT MAY BE AMENDED, MODIFIED, SUPPLEMENTED, RESTATED, RENEWED, EXTENDED, AMENDED AND RESTATED, REPLACED, REFINANCED OR RESTRUCTURED FROM TIME TO TIME IN ACCORDANCE WITH ITS TERMS, THE “INTERCREDITOR AGREEMENT”); AND EACH HOLDER OF THIS NOTE, BY ITS ACCEPTANCE OF THE NOTE EXCHANGE AGREEMENT AND THIS NOTE, IRREVOCABLY AGREES TO BE BOUND BY THE PROVISIONS OF THE INTERCREDITOR AGREEMENT. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THE INTERCREDITOR AGREEMENT AND THE TERMS OF THE NOTE EXCHANGE AGREEMENT OR THIS NOTE, THE TERMS OF THE INTERCREDITOR AGREEMENT SHALL GOVERN. EACH OF THE PARTIES HERETO AND EACH HOLDER OF NOTES ACKNOWLEDGES, AUTHORIZES AND CONSENTS TO THE ENTRY BY WBOX 2015-5 LTD. INTO THE INTERCREDITOR AGREEMENT.
THE PAYMENT OF THE NOTE OBLIGATIONS EVIDENCED HEREBY PRIOR TO THE PAYMENT IN FULL OF SENIOR DEBT OBLIGATIONS IS SUBJECT IN ALL RESPECTS TO THE INTERCREDITOR AGREEMENT.”
(ii)   Note Exchange Agreement Legend.   Each Note (and all Notes issued in exchange therefor or substitution therefor) shall bear the legend in substantially the following form:
“THE NOTE REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO HYCROFT MINING CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.
THE NOTES ARE SUBJECT IN ALL RESPECTS TO THE RESTRICTIONS IN THE NOTE EXCHANGE AGREEMENT”
(c)   General Provisions Relating to Transfer and Exchange.
(i)   No service charge shall be made to the Holder for registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar Governmental Body charge payable in connection therewith (other than any such transfer taxes or similar Governmental Body charge payable upon exchange or transfer pursuant to Sections 5.3, 6.13, 9.5 and 14.4.

(ii)   All Notes issued upon any registration of transfer or exchange in Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Agreement, as the Notes surrendered upon such registration of transfer or exchange.
(iii)   the Company shall not be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 6.13 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.
(iv)   Prior to due presentment for the registration of a transfer of any Note, the Collateral Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Collateral Agent or the Company shall be affected by notice to the contrary.
(v)   All certifications, certificates and opinions of counsel required to be submitted to the Company pursuant to this Section 14.2 to effect a registration of transfer or exchange may be submitted by facsimile.
14.3   Replacement of Notes.   If any mutilated Note is surrendered to the Company, and the Company receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company shall issue a replacement Note. If required by the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Company to protect the Company and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.
Every replacement Note is an additional obligation of the Company and shall be entitled to all of the benefits of this Agreement equally and proportionately with all other Notes duly issued hereunder.
The provisions of this Section 14.3 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.
14.4   Temporary Notes.   Until Notes are ready for delivery, the Company may prepare and execute temporary Notes. Temporary Notes shall be substantially in the form of Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and execute Notes in exchange for temporary Notes.
Holders of temporary Notes shall be entitled to all of the benefits of this Agreement.
15.   Payments on Notes.
15.1   Place of Payment.   Subject to Section 15.2, payments of principal, premium, if any, and interest becoming due and payable on the Notes shall be made at the principal office of the Company in Denver, Colorado. The Company may at any time, by notice to each Holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company or its duly appointed paying agent in the United States of America.
15.2   Home Office Payment.   Notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, premium, if any, interest and all other amounts becoming due by the method and at the address specified for such purpose below such Exchanging Holder’s name in Schedule 1.1, or by such other method or at such other address as such Exchanging Holder shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 15.1.
15.3   Taxes.
(a)   Any and all payments made by or on behalf of the Company under this Agreement or under any other Collateral Documents (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of a Holder shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future taxes, except to the extent that such deduction or withholding is required by applicable Law or the administrative practice of any Governmental Body. If any such taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of a Holder, the Company shall:
(i)   promptly notify the Collateral Agent, if applicable, of such requirement;
(ii)   if the taxes are Indemnified Taxes, pay to such Holder in addition to the Payment to which such Holder is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Holder (free and clear of, and net of, any such Indemnified Taxes, including the full amount of any taxes required to be deducted or withheld from any additional amount paid by the Company under this Section 15.3(a), whether assessable against the Company, the Collateral Agent or such Holder) equals the full amount the Holder, would have received had no such deduction or withholding been required;
(iii)   make such deduction or withholding;
(iv)   pay to the relevant Governmental Body in accordance with applicable Law the full amount of taxes required to be deducted or withheld (including the full amount of taxes required to be deducted or withheld from any additional amount paid by the Company to a Holder under this Section 15.3(a)), within the time period required by applicable Law; and
(v)   as promptly as possible thereafter, forward to the relevant Holder an original official receipt (or a certified copy), or other documentation reasonably acceptable to the relevant Collateral Agent and such Holder, evidencing such payment to such Governmental Body.
(b)   If the Collateral Agent or any Holder is subject to Indemnified Taxes in respect of any Payment made by the Company but such taxes are not levied by way of deduction or withholding (all such taxes being “Non-Withheld Taxes”), the Company shall pay to the relevant Collateral Agent or such Holder, as the case may be, at the time the Company makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by the Collateral Agent or such Holder, as the case may be, is equal to the Payment plus the amount of Non-Withheld Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 15.3(b).
(c)   In addition, the Company agrees to pay any and all Other Taxes.
(d)   The Company shall indemnify and hold harmless each Holder for the full amount of Indemnified Taxes including Other Taxes and Non-Withheld Taxes, interest, penalties and other liabilities, levied, imposed or assessed in connection therewith against (and whether or not paid directly by) the Collateral Agent or such Holder, as applicable, and for all expenses, resulting from or relating to the Company’s failure to:
(i)   remit to the Collateral Agent or such Holder the documentation referred to in Section 15.3(a)(v);
(ii)   pay any taxes or Other Taxes when due to the relevant Governmental Body (including, without limitation, any taxes imposed by any Governmental Body on amounts payable under this Section 15.3); or

(iii)   pay to Collateral Agent or applicable Holder any Non-Withheld Taxes in accordance with this Section 15.3.
(e)   Whether or not such taxes were correctly or legally assessed, the Collateral Agent or any Holder who pays any taxes or Other Taxes (other than Non-Withheld Taxes), and the Collateral Agent or any Holder who pays any Non-Withheld Taxes in excess of the amount (if any) paid by the Company on account thereof under Section 15.3(b), shall promptly notify the Company of such payment; provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Company under this Section 15.3, except to the extent such failure results in amounts (such as interest or penalties) that reasonably could have been avoided if such notice had been delivered to Company promptly. Payment pursuant to this indemnification shall be made within 30 days from the date the Collateral Agent or the relevant Holder, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.
(f)   If the Company determines in good faith that a reasonable basis exists for contesting any taxes for which a payment has been made under this Section 15.3, the relevant Holder or the Collateral Agent, as applicable, shall, if so requested by the Company, cooperate with the Company in challenging such taxes at the Company’s expense.
(g)   If any Holder or the Collateral Agent, as applicable, receives a refund of, or credit for, taxes for which a payment has been made by the Company under this Section 15.3, which refund or credit in the good faith judgment of such Holder or the Collateral Agent, as the case may be, is attributable to the taxes giving rise to such payment made by the Company, then the Holder or the Collateral Agent, as the case may be, shall reimburse the Company for such amount (if any, but not exceeding the amount of any payment made under this Section 15.3 that gives rise to such refund or credit), net of out-of-pocket expenses of such Holder or the Collateral Agent, as the case may be, which the Collateral Agent or Holder, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such taxes had not been exigible. The Company, upon the request of a relevant Collateral Agent or any Holder, agrees to repay the Collateral Agent or such Holder, as the case may be, any portion of any such refund or credit paid over to the Company that the Collateral Agent or Holder, as the case may be, is required to pay to the relevant Governmental Body and agrees to pay any interest, penalties or other charges paid by such Holder or the Collateral Agent, as the case may be, as a result of or related to such payment to such Governmental Body. Neither the Collateral Agent nor any Holder shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit. None of the Holders or the Collateral Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Company or any other Person in connection with this Section 15.3(g) or any other provision of this Section 15.3.
(h)   [Reserved].
(i)
(i)   Each Holder shall, to the extent it is legally able to do so, on or prior to the date that it becomes a Holder, provide the Company with two original copies of such forms (such as, without limitation, Form W-9, Form W-8BEN, Form W-8BEN-E, Form W-8IMY, Form W-8ECI or Form W-8EXP, as applicable), certificates and other documents (collectively, “Exemption Forms”) as may be required by the IRS in order for the Company to be able to make Payments without having to deduct or withhold any Indemnified Taxes or having any Non-Withheld Taxes exigible against the Holder. In addition, each Holder agrees to update such Exemption Forms upon the reasonable written request of the Company where required to maintain the exempt status of the Payments pursuant to applicable Law or upon such forms expiring or becoming obsolete or inaccurate in any respect. Notwithstanding the foregoing, the updating of such Exemption Forms shall not be required if the Holder is unable to do so due to a change in Law occurring after the date on which the Holder became a Holder or if the Holder is otherwise not legally able to do so; however, the Holder shall, in such case if it is able to do so, provide the Company with two original copies of such other forms, certificates and other documents (collectively, the “Rate Reduction Forms”) as may be required by the IRS in order for the Company to be able to make Payments or withholdings at a reduced rate of Indemnified Taxes or having Non-Withheld Taxes exigible against the Holder at a reduced rate. In addition, each Holder agrees to update such Rate Reduction Forms upon the reasonable written request of the Company, to the extent it is legally able to do so, where required to maintain or obtain the most advantageous tax status for the Payments pursuant to applicable Law, or upon such forms expiring or becoming obsolete or inaccurate in any respect.
(ii)   If a payment made to a Holder under this Agreement or any Collateral Document would be subject to U.S. federal withholding tax imposed by FATCA if such Holder were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Holder shall deliver to the Company at the time or times prescribed by Law and at such time or times reasonably requested by the Company such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Company as may be necessary for the Company to comply with its obligations under FATCA and to determine that such Holder has complied with such Holder’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (B), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.
(j)   Additional amounts payable under Section 15.3(a) and Non-Withheld Taxes payable under Section 15.3(b) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 15.3(a) or Non-Withheld Taxes payable under Section 15.3(b), in respect of interest payable under this Agreement or a Collateral Document, shall be payments of interest under this Agreement or such Collateral Document. All payments made under this Section 15.3 shall be subject to the provisions of this Section 15.3.
(k)   The Company’s obligations under this Section 15.3 shall survive without limitation the termination of this Agreement and the Collateral Documents and the permanent repayment of the outstanding Note Obligations and all other amounts payable hereunder and the resignation or removal of the Collateral Agent hereunder.
(l)   The Company agrees that each transferee, assignee or successor of a Holder shall be entitled to the benefits of this Section 15.3 with respect to its interest in this Agreement and the Collateral Documents and for the purposes of this Section 15.3 such transferee, assignee or successor shall be deemed to be a Holder to the extent of such interest; provided that such transferee, assignee or successor shall have complied with obligations of a Holder provided in Section 15.3 and that no such transferee, assignee or successor shall be entitled to receive any greater amount pursuant to this Section 15.3 than the relevant Holder would have been entitled to receive in respect of the amount of the interest transferred by the relevant Holder to such transferee, assignee or successor had no such transfer occurred.
15.4   PIK Payments.   With respect to interest on the Notes for an applicable period due on an interest payment date, the Company shall pay the interest due on the Notes on such interest payment date by payment of PIK Interest for such applicable period at the rate of 10% per annum; provided that for interest due upon redemption, a Change of Control or at Stated Maturity of the Notes, interest shall be paid in cash.
PIK Interest on the Notes will be payable on each interest payment date in kind by increasing the outstanding principal amount of each Note by the amount of PIK Interest for the applicable interest period (rounded up to the nearest whole dollar) on such interest payment date. Following an increase in the principal amount of the Notes as a result of a PIK Interest Payment, the Notes will bear interest on such increased principal amount from and after the date of such PIK Interest Payment. The Company shall record each payment of PIK Interest and the increased principal amount of the Notes in the Notes Register, which shall be deemed conclusive absent manifest error; provided that the failure to so record any such payment or increase shall not limit or otherwise affect the amount of Note Obligations owning to the Holders.
During the continuance of any Event of Default, the Company shall pay interest (including without limitation any interest which accrues after the commencement of any proceeding under any Bankruptcy Law with respect to the Company or any Guarantor, whether or not allowed or allowable as a claim in such proceeding) on all outstanding Note Obligations at the rate equal to 12% per annum. Prior to an Event of Default, the Company shall pay interest on overdue installments of interest at the rate equal to 10% per annum. For the avoidance of doubt, all such payments of interest shall be PIK Interest.
16.   Miscellaneous.
16.1   Notices.   Except as otherwise provided in this Agreement, all notices, requests, demands, document deliveries and other communications under this Agreement shall be in writing and shall be deemed to have been duly given, provided or made (a) when delivered personally, (b) when sent by electronic mail (“e-mail”) or facsimile, (c) one (1) Business Day after deposit with an overnight courier service or (d) three (3) Business Days after mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses, facsimile numbers or e-mail addresses (or at such other address, facsimile number or e-mail address for a party as shall be specified by like notice):
(a)   if to an Exchanging Holder, to the address, facsimile number or e-mail address for such Exchanging Holder set forth on Schedule 1.1 hereto, with a copy to:
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
Attention:
Brett Lawrence, Esq.
-and-
Jayme T. Goldstein, Esq.

Fax:
(212) 806-6006

Email:
blawrence@stroock.com
jgoldstein@stroock.com

(b)   If to the Company and its Subsidiaries at:
Hycroft Mining Corporation
8181 East Tufts Avenue, Suite 510
Denver, CO 80237
Attention:
Stephen Jones

Fax:
(775) 358-4458

Email:
Steve.jones@hycroftmining.com

with a copy to:
Neal, Gerber & Eisenberg LLP
2 N. LaSalle Street, Suite 1700
Chicago, Illinois 60602
Attention:
David S. Stone, Esq.

Fax:
(312) 578-1796

Email:
dstone@ngelaw.com

(a)   If to the Collateral Agent at:
WBox 2015-5 Ltd.
3033 Excelsior Boulevard, Suite 300
Minneapolis, MN 55416
Attention:
Jacob Mercer

Fax:
612-355-2102

Email:
jmercer@whiteboxadvisors.com

Each Holder, the Company, each Guarantor or the Collateral Agent, by notice to the others may designate additional or different addresses for subsequent notices or communications. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.
If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it, except a notice of change of address shall not be deemed to have been given until actually received by the addressee.
16.2   Certificate as to Conditions Precedent.   Upon any request or application by the Company and/or any Guarantor to the Collateral Agent to take any action or refrain from taking any action under this Agreement or any of the Collateral Documents, the Company and/or such Guarantor, as the case may be, shall furnish to the Collateral Agent an Officer’s Certificate (which shall include the statements set forth in Section 16.3 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Agreement or any Collateral Document, as applicable, relating to the proposed action have been satisfied.
In any case where several matters are required to be certified by an Officer’s Certificate, it is not necessary that all such matters be certified by only one Person, or that they be so certified or covered by only one document, but one such Person may certify with respect to some matters and one or more other such eligible and qualified Persons as to other matters, and any such Person may certify as to such matters in one or several documents.
Any certificate of an Officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate is based are erroneous.
16.3   Statements Required in Certificate.   Each certificate with respect to compliance with a condition or covenant provided for in this Agreement (other than a certificate provided pursuant to Section 6.4(a)) or any of the Collateral Documents shall include:
(a)   a statement that the Person making such certificate has read such covenant or condition;
(b)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate are based;
(c)   a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and
(d)   a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.
16.4   No Personal Liability of Directors, Officers, Employees and Stockholders.   No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, this Agreement, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

16.5   Assignments.   This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except as expressly contemplated in Section 6.19(c), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Notwithstanding the immediately preceding sentence, any Exchanging Holder’s rights, obligations or interests hereunder may be freely assigned, delegated or transferred, in whole or in part, by such Exchanging Holder, to (a) any Exchanging Holder, (b) any Affiliate of an Exchanging Holder or (c) any Related Fund of an Exchanging Holder; provided, that any such assignee assumes the obligations of the assigning Exchanging Holder hereunder and agrees in writing prior to such assignment to be bound by the terms hereof in the same manner as the assigning Exchanging Holder (including by making all of the representations and warranties set forth in Section 4 as to such assignee). Following any assignment described in the immediately preceding sentence, Schedule 1.1 hereto shall be updated by the Company and its Subsidiaries (in consultation with the assigning Exchanging Holder and the assignee) solely to reflect the name and address of the applicable assignee or assignees. Any update to Schedule 1.1 hereto described in the immediately preceding sentence shall not be deemed an amendment to this Agreement. Notwithstanding the foregoing or any other provisions herein, no such assignment will relieve the assigning Exchanging Holder of its obligations hereunder if any such assignee fails to perform such obligations.
16.6   Severability.   Any provision of this Agreement, the Note Guarantees or the Notes that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by Law) not invalidate or render unenforceable such provision in any other jurisdiction.
16.7   Entire Agreement.   Except as expressly set forth herein, this Agreement, together with the Intercreditor Agreement and the other Note Documents, constitutes the entire understanding among the parties hereto with respect to the subject matter hereof and replace and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.
16.8   Counterparts.   This Agreement may be executed in any number of counterparts, each of which will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of this Agreement by facsimile or portable document format (PDF) will be effective as delivery of a manually executed counterpart of this Agreement.
16.9   Further Assurances.   Promptly following the reasonable request of the Holders, and subject to any applicable terms and conditions of the Intercreditor Agreement and the other Collateral Documents, the parties hereto will execute, acknowledge and deliver such other documents, instruments and certificates, and will take such other actions as may be reasonably necessary or proper to carry out more effectively the purposes of this Agreement.
16.10   Governing Law.   THIS AGREEMENT, THE NOTES, ANY NOTE GUARANTEES AND THE COLLATERAL DOCUMENTS SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES HERETO SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF THE SECURITY INTEREST CREATED BY ANY OF THE COLLATERAL DOCUMENTS OR REMEDIES THEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.
16.11   Submission to Jurisdiction.   Each party to this Agreement hereby (a) consents to submit itself to the personal jurisdiction of the federal court of the Southern District of New York or any state court located in New York County, State of New York in the event any dispute arises out of or relates to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, including, without limitation, a motion to dismiss on the grounds of forum non conveniens, and (c) agrees that it will not bring any action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the federal court of the Southern District of New York or any state court located in New York County, State of New York.
16.12   Waiver of Trial by Jury; Waiver of Certain Damages.   EACH PARTY HERETO HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS. Except as prohibited by Law, the Company and its Subsidiaries hereby waive any right which they may have to claim or recover in any action or claim referred to in the immediately preceding sentence any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages. Each of the Company and its Subsidiaries (a) certifies that none of the Exchanging Holders nor any Representative of any Exchanging Holder has represented, expressly or otherwise, that the Exchanging Holders would not, in the event of litigation, seek to enforce the foregoing waivers and (b) acknowledges that, in entering into this Agreement, the Exchanging Holders are relying upon, among other things, the waivers and certifications contained in this Section 16.12.
16.13   No Adverse Interpretation of Other Agreements.   This Agreement may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Agreement, the Notes or the Note Guarantees.
16.14   Successors.   All agreements of the Company and the Guarantors in this Agreement, the Note Guarantees and the Notes shall bind their respective successors. All agreements of the Collateral Agent in this Agreement shall bind its successors.
16.15   Specific Performance.   The Company and its Subsidiaries and the Exchanging Holders acknowledge and agree that (a) irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and (b) remedies at law would not be adequate to compensate the non-breaching party. Accordingly, the Company and its Subsidiaries and the Exchanging Holders agree that each of them shall have the right, in addition to any other rights and remedies existing in its favor, to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce its rights and obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. The right to equitable relief, including specific performance or injunctive relief, shall exist notwithstanding, and shall not be limited by, any other provision of this Agreement. Each of the Company and its Subsidiaries and the Exchanging Holders hereby waives any defense that a remedy at law is adequate and any requirement to post bond or other security in connection with actions instituted for injunctive relief, specific performance or other equitable remedies.
16.16   Headings.   The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.
16.17   Interpretation; Rules of Construction.   When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; and (d) the words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any regulation, holding, rule of construction or Law providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

16.18   Several, Not Joint, Obligations.   The representations, warranties, covenants and other obligations of the Exchanging Holders under this Agreement are, in all respects, several and not joint or joint and several, such that no Exchanging Holder shall be liable or otherwise responsible for any representations, warranties, covenants or other obligations of any other Exchanging Holder, or any breach or violation thereof.
16.19   [Reserved].
16.20   No Recourse Party.   Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Exchanging Holders may be partnerships or limited liability companies, the Company and its Subsidiaries and the Exchanging Holders covenant, agree and acknowledge that no recourse under this Agreement shall be had against any former, current or future directors, officers, agents, Affiliates, general or limited partners, members, managers, employees, stockholders or equity holders of any party hereto, or any former, current or future directors, officers, agents, Affiliates, employees, general or limited partners, members, managers, employees, stockholders or equity holders of any of the foregoing, as such (any such Person, a “No Recourse Party”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any No Recourse Party for any obligation of any Exchanging Holder under this Agreement for any claim based on, in respect of or by reason of such obligations or their creation; provided, that nothing in this Section 16.20 shall relieve the Exchanging Holders of their obligations under this Agreement.
16.21   Subordination.
(a)   Agreement to Subordinate.   The Company and each Guarantor agrees, and the Collateral Agent and each Holder, by accepting a Note, agrees, that payments of the Note Obligations are subordinated, to the extent and in the manner provided in the Intercreditor Agreement, to the prior payment in full of all Senior Debt Obligations (whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed), and that the subordination is for the benefit of the Senior Parties. Each Holder, by accepting a Note, authorizes and consents to the entry by the Collateral Agent into the Intercreditor Agreement and (ii) to the irrevocable appointment by the Collateral Agent, on behalf of itself and the Holders, of any officer of the Senior Representative as its attorney-in-fact for the purposes expressly set forth in the Intercreditor Agreement.
(b)   Intercreditor Agreement.   Notwithstanding anything herein to the contrary,
(i)   the payment of principal, interest, fees, expenses or other amounts on account of the Note Obligations (other than the payment of PIK Interest and other Permitted Payments) is expressly subject to the payment in full of the Senior Debt Obligations;
(ii)   the liens and security interests granted to the Collateral Agent pursuant to the Collateral Documents are expressly subject and subordinate to the liens and security interests granted in favor of the Senior Secured Parties (as defined in the Intercreditor Agreement) to secure the Senior Debt Obligations; and
(iii)   the exercise of any right or remedy by the Collateral Agent or any one or more Holders, acting singlely or collectively, hereunder is subject to the limitations and provisions of the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and the terms of this Agreement or any other Note Document, the terms of the Intercreditor Agreement shall govern.
16.22   No Third Party Beneficiaries.   This Agreement is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto and other than (a) the Indemnified Parties with respect to Section 12 hereof, (b) the No Recourse Parties with respect to Section 16.20 hereof and (c) as otherwise expressly provided herein.

16.23   Force Majeure.   The Collateral Agent shall not be liable for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, Governmental Body regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.
16.24   Waiver of Transfer Restrictions.   The Company (as defined in the 1.25 Lien Note Purchase Agreements), Guarantors (as defined in the 1.25 Lien Note Purchase Agreements), Collateral Agent (as defined in the 1.25 Lien note Purchase Agreements) and Requisite Holders (as defined in the 1.25 Lien Note Purchase Agreements) hereby waive and release each Exchanging Holder’s transfer of Existing Notes to the Company pursuant to this Agreement from the transfer restrictions contained in Section 7.2 of the 1.25 Lien Note Purchase Agreements.
17.   Rules of Construction; Definitions.
17.1   Rules of Construction.   Unless the context otherwise requires:
(a)   a term has the meaning assigned to it;
(b)   an accounting term not otherwise defined herein has the meaning assigned to it under GAAP;
(c)   “or” is not exclusive;
(d)   wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders;
(e)   references in this Agreement to any Article, Section, clause or subclause refer to such Article, Section, clause or subclause as contained in this Agreement;
(f)   the words “herein,” “hereof” and “hereunder” and other words of similar import in this Agreement refer to this Agreement as a whole, and not to any particular Section, clause or subclause contained in this Agreement;
(g)   the words “including,” “includes” and “include”, in each case, shall be deemed to be followed by the words “without limitation”;
(h)   the word “will” shall be construed to have the same meaning and effect as the word “shall”;
(i)   the words “asset” and “property” shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights;
(j)   the word “cash” shall be construed to mean United States Dollars;
(k)   references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement of successor sections or rules adopted by the Commission from time to time;
(l)   unless the context requires otherwise, references to “Notes” for all purposes of this Agreement shall include any increase in the principal amount of the outstanding Notes as a result of a PIK Interest Payment, and references to “principal amount” of the Notes shall include any increase in the principal amount of the outstanding Notes as a result of a PIK Interest Payment; and
(m)   unless otherwise specified, all references to “interest” on the Notes means PIK Interest.

17.2   Acts of Holders.
(a)   Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Such action shall become effective when such instrument or instruments are delivered where it is hereby expressly required, to the Collateral Agent or the Company. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Note (based on the Notes Register), shall be sufficient for any purpose of this Agreement and (subject to Section 11.9 hereof) conclusive in favor of the Collateral Agent and the Company, if made in the manner provided in this Section 17.2.
(b)   The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by Law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Company reasonably deems sufficient.
(c)   The ownership of Notes shall be proved by the Notes Register.
(d)   Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Collateral Agent or the Company in reliance thereon, whether or not notation of such action is made upon such Note.
(e)   Whenever the Company solicits the taking of any action by the Holders, the Company may (but shall not be required to) set a record date for purposes of determining the identity of Holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or take any other act, or to vote or consent to any action by vote or consent authorized or permitted to be given or taken by Holders. Unless otherwise specified, if not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of any such vote, prior to such vote, any such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders prior to such solicitation.
(f)   Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this Section 17.2(f) shall have the same effect as if given or taken by separate Holders of each such different part.
17.3   Certain Defined Terms.   As used in this Agreement, the following terms have the following respective meanings:
“Acquired Indebtedness” means, with respect to any specified Person, (a) Indebtedness of any Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or (b) Indebtedness assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, and Indebtedness secured by a Lien encumbering any asset acquired by such specified Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (a) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary of the Company and, with respect to clause (b) of the preceding sentence, on the date of consummation of such acquisition of assets.
“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) when used with respect to any Person means possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that exclusively for purposes of Section 6.9 and Section 6.14 beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.
“Affiliated Group” has the meaning given to such term in Section 1504(a) of the Code.
“Affiliate Transaction” has the meaning set forth in Section 6.14(a).
“Agreement” has the meaning given to such term in the preamble hereof.
“AHYDO Redemption Date” has the meaning set forth in Section 5.2(a).
“Approvals” means all approvals and authorizations that are required under applicable Laws to take corporate or limited liability company (as applicable) action.
“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease), transfer, issuance or other disposition, or a series of related sales, leases (other than operating leases), transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.
Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:
(a)   a disposition of assets by a Restricted Subsidiary to the Company or by the Company or any of its Restricted Subsidiaries to a Restricted Subsidiary of the Company;
(b)   a disposition of Cash Equivalents in the ordinary course of business;
(c)   a disposition of inventory in the ordinary course of business;
(d)   a disposition of obsolete, damaged or worn out property or equipment, or property or equipment that are no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries;
(e)   the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to Section 6.19 or any disposition that constitutes a Change of Control;
(f)   an issuance, sale or transfer of Capital Stock by a Restricted Subsidiary to the Company or to a Wholly Owned Subsidiary;
(g)   any Permitted Investment or Restricted Payment made in compliance with Section 6.7;
(h)   dispositions of assets in a single transaction or a series of related transactions with an aggregate Fair Market Value of less than $10.0 million;
(i)   the creation of a Permitted Lien and dispositions in connection with Permitted Liens;
(j)   the issuance by a Restricted Subsidiary of the Company of Preferred Stock that is permitted under Section 6.8;

(k)   the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;
(l)   foreclosure on assets;
(m)   any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;
(n)   the unwinding of any Hedging Obligations;
(o)   the surrender of contract rights or the settlement or surrender of contract, tort or other claims;
(p)   any exchange of assets for assets (including a combination of assets (which assets may include Capital Stock or any securities convertible into, or exercisable or exchangeable for, Capital Stock, but which assets may not include any Indebtedness) and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries;
(q)   dispositions to the extent required by, or made pursuant to customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements;
(r)   the lease, assignment, sub-lease, license or sub-license of any real or personal property (including equipment); and
(s)   the sale, lease, license, transfer or other disposal of fixed assets where the proceeds are used to purchase replacement assets comparable or superior as to type, value and quality.
“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.
“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware.
“Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors as now or hereinafter constituted.
“Benefit Plan(s)” has the meaning given to such term in Section 3.11 hereof.
“Board of Directors” means (i) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control”, a duly authorized committee thereof, (ii) with respect to a partnership, the Board of Directors of the general partner of the partnership or, if the partnership has more than one general partner, the managing general partner of the partnership and (iii) with respect to any other Person, the board or committee of such Person serving a similar function.
“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification.
“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City, New York are authorized or required by Law to be closed.
“Capital Stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person; provided, however, the term “Capital Stock” shall exclude any debt securities that are convertible into Capital Stock (whether or not such debt securities include any right of voting or other participation with Capital Stock) until such conversion occurs.
“Capitalized Lease Obligation” means an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP as of the Closing Date.
“Cash Equivalents” means:
(a)   Canadian dollars, U.S. dollars or, in the case of any Foreign Subsidiary, such other local currencies held by it from time to time in the ordinary course of business;
(b)   securities issued or directly and fully Guaranteed or insured by the Canadian or U.S. government or any agency or instrumentality of Canada or the United States (provided that the full faith and credit of Canada or the United States, as applicable, is pledged in support thereof), having maturities of not more than one year from the date of acquisition;
(c)   marketable general obligations issued by any state of the United States or province of Canada or any political subdivision of any such province or state or any public instrumentality thereof maturing within two years from the date of acquisition and, at the time of acquisition, having a credit rating of at least “A-” or the equivalent thereof by S&P or “A3” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments;
(d)   certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof, in each case, with or issued by any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 or any other commercial bank having a credit rating of at least “A-” or the equivalent thereof by S&P or “A3” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency;
(e)   repurchase obligations for underlying securities of the types described in clauses (b), (c) and (d) entered into with any bank meeting the qualifications specified in clause (d) above;
(f)   commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and
(g)   interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (a) through (f) above.
“Change of Control” means the occurrence of any of the following: (i) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder, (ii) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution, (iii) any “person” or “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than a Permitted Holder, as a result of a single transaction or a series of related transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) becomes the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision, except that for purposes of this definition, such person or group will be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, or (iv) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, other than any transaction pursuant to which the holders of the Voting Stock of the Company immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of the Voting Stock of the surviving or resulting Person. No “person” (as that term is used in Section 13(d)(3) of the Exchange Act) shall be deemed to be part of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) solely by reason of such person being a party to, or bound by, the Stockholders Agreement.
“Change of Control Offer” has the meaning set forth in Section 6.13 hereof.
“Change of Control Payment” has the meaning set forth in Section 6.13 hereof.
“Change of Control Payment Date” has the meaning set forth in Section 6.13 hereof.
“Closing” has the meaning given to such term in Section 1.3 hereof.
“Closing Date” has the meaning set forth in the Purchase Agreement at the time such agreement was executed on January 13, 2020.
“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.
“Collateral” means, collectively, the assets and property (and rights and interests in assets and property), now owned or hereafter acquired, of any Grantor subject to, or intended or required to be subject to, the Liens created by the Collateral Documents; provided, that neither “Collateral” nor any defined term used in the Collateral Documents shall include any Excluded Assets so long as such assets and property (or rights and interests in assets and property) continue to be Excluded Assets.
“Collateral Agent” means the party named as such in the introductory paragraph until a successor replaces it in accordance with the applicable provisions of this Agreement and thereafter means the successor serving hereunder.
“Collateral Documents” means, collectively, the Security Agreement, the Mortgages, the Intercreditor Agreement, the Security Documents and all other pledges, agreements, financing statements, patent, trademark or copyright filings, mortgages or other filings or documents that create or purport to create a Lien in any property or assets in favor of the Collateral Agent (for the benefit of the Holders of Notes), as they may be amended, modified, supplemented, restated, amended and restated, extended or replaced from time to time, and any instruments of assignment, control agreements, lockbox letters or other instruments or agreements executed pursuant to the foregoing.
“Commission” means the United States Securities and Exchange Commission.
“Commodity Agreement” means any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of the Company and its Restricted Subsidiaries.
“Common Stock” shall mean shares of the Company’s common stock, $0.001 par value per share, or any other shares of Capital Stock of the Company into which the Common Stock shall thereafter be reclassified or changed.
“Company” has the meaning given to such term in the preamble hereof.

“Company IP Rights” has the meaning given to such term in Section 3.8 hereof.
“Company Request” means a written request or order signed in the name of the Company by the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer or an Executive Vice President of the Company, and by its Treasurer, an Assistant Treasurer, the Controller, an Assistant Controller, the General Counsel, any Vice President, the Secretary or an Assistant Secretary, and delivered to the Collateral Agent.
“Consent” means any consent, waiver, approval, Order or authorization of, or registration, declaration or filing with or notice to, any Governmental Body or other Person.
“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are internally available to (y) the total cash interest expense of such Person and its consolidated Restricted Subsidiaries, net of any cash interest income received by such Person and its consolidated Restricted Subsidiaries, whether paid or accrued, for such four fiscal quarters (“Consolidated Cash Interest Expense”); provided, however, that:
(a)   if the Company or any of its Restricted Subsidiaries:
(i)   has Incurred any Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings) since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes an Incurrence of Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings), Consolidated EBITDA and Consolidated Cash Interest Expense for such period will be calculated after giving effect on a pro forma basis to (x) such Indebtedness as if such Indebtedness had been Incurred on the first day of such period, and (y) the discharge of any other Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or
(ii)   has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes a discharge of Indebtedness (in each case, other than Indebtedness Incurred under any revolving Credit Facility unless such Indebtedness has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Cash Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;
(b)   if since the beginning of such period, the Company or any of its Restricted Subsidiaries will have made any Asset Disposition or disposed of or discontinued (as defined under GAAP) any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition, the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and
(c)   Consolidated Cash Interest Expense for such period will be reduced by an amount equal to the Consolidated Cash Interest Expense directly attributable to any Indebtedness of the Company or any of its Restricted Subsidiaries repaid, repurchased, redeemed, retired, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to the Company and its continuing Restricted Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Restricted Subsidiary of the Company is sold, the Consolidated Cash Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);
(d)   if since the beginning of such period the Company or any of its Restricted Subsidiaries (by merger, consolidation or otherwise) will have made an Investment in any Restricted Subsidiary of the Company (or any Person that becomes a Restricted Subsidiary of the Company or is merged with or into the Company or any of its Restricted Subsidiaries) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Cash Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness and any applicable Pro Forma Cost Savings) as if such Investment or acquisition occurred on the first day of such period; and
(e)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (a), (b), (c) or (d) above if made by the Company or its Restricted Subsidiary during such period, Consolidate EBITDA and Consolidated Cash Interest Expense for such period will be calculated after giving pro forma effect thereto (including any applicable Pro Forma Cost Savings) as if such transaction occurred on the first day of such period.
For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.
“Consolidated EBITDA” for any period means, with respect to any Person, the Consolidated Net Income of such Person for such period:
(a)   increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income, without duplication:
(i)   Consolidated Interest Expense; plus
(ii)   Consolidated Income Taxes; plus
(iii)   consolidated amortization, depletion and depreciation expense; plus
(iv)   other non-cash charges reducing Consolidated Net Income, including any write-offs or write-downs; plus
(v)   any expenses or charges related to any Equity Offering, Permitted Investment, merger, consolidation, acquisition, disposition, recapitalization or the Incurrence of Indebtedness permitted to be Incurred by this Agreement (including a refinancing thereof) (whether or not successful), including any amendment or other modification of the Notes; plus
(vi)   any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs) certified by the chief financial officer of the Company and deducted (and not added back) in computing Consolidated Net Income; plus

(vii)   accretion of asset retirement obligations, net of cash payments for such asset retirement obligations;
(b)   decreased (without duplication) by non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period), and
(c)   increased or decreased (without duplication) to eliminate the following items to the extent reflected in Consolidated Net Income:
(i)   any net gain or loss resulting in such period from currency translation gains or losses; and
(ii)   effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements resulting from the application of purchase accounting in relation to any completed acquisition.
Notwithstanding the foregoing, clauses (a)(ii) through (vii) above relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.
“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any Governmental Body which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, federal, provincial, state, franchise and similar taxes and foreign withholding taxes regardless of whether such taxes or payments are required to be remitted to any Governmental Body.
“Consolidated Interest Expense” means, with respect to any Person, for any period, the total interest expense of such Person and its consolidated Restricted Subsidiaries, net of any interest income received by such Person and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:
(a)   interest expense attributable to Capitalized Lease Obligations;
(b)   amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par) and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless such amortization of bond premium has otherwise reduced Consolidated Interest Expense;
(c)   non-cash interest expense;
(d)   commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;
(e)   the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;
(f)   costs associated with entering into Hedging Obligations (including amortization of fees) related to Indebtedness;
(g)   interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(h)   the product of (i) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Non-Guarantors payable to a party other than the Company or a Wholly Owned Subsidiary, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, municipal and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with GAAP;
(i)   Receivables Fees; and
(j)   the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are intended to be used by such plan or trust to pay interest or fees to any Person (other than the Company and its Restricted Subsidiaries) in connection with Indebtedness Incurred by such plan or trust.
For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Cash Interest Expense shall include all interest expense (including any amounts described in clauses (a) through (j) above) relating to any Indebtedness of such Person or any of its Restricted Subsidiaries described in the final paragraph of the definition of “Indebtedness.”
For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of such Person. Notwithstanding anything to the contrary contained herein, without duplication of clause (i) above, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which such Person or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.
“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:
(a)   any net income (loss) of any Person if such Person is not a Restricted Subsidiary of the Company or that is accounted for by the equity method of accounting, except that:
(i)   subject to the limitations contained in clauses (c) through (h) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or any of its Restricted Subsidiaries as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary of the Company, to the limitations contained in clause (b) below); and
(ii)   the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or any of its Restricted Subsidiaries;
(b)   solely for the purpose of calculating clause (A) of the definition of Cumulative Credit Amount, any net income (but not loss) of any Restricted Subsidiary of the Company (other than a Guarantor) if such Restricted Subsidiary is subject to prior government approval or other restrictions due to the operation of its charter or any agreement, instrument, judgment, decree, Order, statute, rule or government regulation (which have not been waived), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:
(i)   subject to the limitations contained in clauses (c) through (h) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another

Restricted Subsidiary of the Company as a dividend (subject, in the case of a dividend to another Restricted Subsidiary of the Company, to the limitation contained in this clause); and
(ii)   the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;
(c)   any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Company or such Restricted Subsidiary, other than in the ordinary course of business, as determined in good faith by Senior Management;
(d)   any income or loss from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;
(e)   any extraordinary or non-recurring gain or loss;
(f)   any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;
(g)   any net income or loss included in the consolidated statement of operations with respect to noncontrolling interests;
(h)   the cumulative effect of a change in accounting principles;
(i)   consolidated impairment charges;
(j)   any non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity- incentive programs; and
(k)   any fees, expenses and debt issuance costs paid in connection with issuance of the Notes.
“Contract” means any agreement, contract, obligation, promise, undertaking or understanding, whether written or oral.
“Credit Facilities” means, one or more debt facilities, indentures or agreements (including, without limitation, the First Lien Term Loan Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders, commercial finance companies, creditors, investors or other lenders providing for revolving credit loans, term loans, bonds, debentures, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), capital leases or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder).
“Cumulative Credit Amount” means the sum of (without duplication):
(a)   50% of Consolidated Net Income for the period (treated as one accounting period) from October 22, 2015 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are available; plus
(b)   100% of the aggregate Net Cash Proceeds or the Fair Market Value of any assets received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Closing Date, other than:
(i)   any Net Cash Proceeds or the Fair Market Value of assets received by the Company from the issue or sale of such Capital Stock to a Subsidiary of the Company or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination; and
(ii)   Excluded Contributions; plus
(c)   the amount by which Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than debt held by a Subsidiary of the Company) subsequent to the Closing Date of any Indebtedness of the Company or any of its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange); plus
(d)   the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:
(i)   repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any of its Restricted Subsidiaries; or
(ii)   the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries of the Company or the merger or consolidation of an Unrestricted Subsidiary with and into the Company or any of its Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed the amount of Investments previously made by the Company or any of its Restricted Subsidiaries in such Unrestricted Subsidiary, which amount in each case under this clause (2) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (2) to the extent it is already included in Consolidated Net Income; less
(e)   any Investment that is a Similar Business Investment (other than a Similar Business Investment in the Company or a Restricted Subsidiary)
“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.
“Custodian” means any receiver, trustee, assignee, liquidator, sequester or similar official under any Bankruptcy Law.
“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided, that any Default that results solely from the taking of any action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.
“Designated Amount” has the meaning set forth in Section 6.15 hereof.
“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Disposition, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Non-cash Consideration.
“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:
(a)   matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;
(b)   is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or its

Restricted Subsidiaries (it being understood that upon such conversion or exchange it shall be an Incurrence of such Indebtedness or Disqualified Stock)); or
(c)   is redeemable at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the date 91 days after the final maturity date of the Notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the Holders thereof have the right to require the Company or its Restricted Subsidiaries to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in this Agreement) shall not constitute Disqualified Stock.
“Environmental Laws” means all applicable Laws and Orders relating to pollution or the regulation and protection of human or animal health, safety, the environment or natural resources, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. § 9601 et seq.); the Hazardous Materials Transportation Uniform Safety Act, as amended (49 U.S.C. 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. § 136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C. § 6901 et seq.); the Oil Pollution Act of 1990, as amended (33 U.S.C. § 2701 et seq.); the Toxic Substances Control Act, as amended (15 U.S.C. § 2601 et seq.); the Clean Air Act, as amended (42 U.S.C. § 7401 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. § 1251 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. § 651 et seq.); the Safe Drinking Water Act, as amended (42 U.S.C. § 300f et seq.); and their state, municipal and local counterparts or equivalents and any transfer of ownership notification or approval statutes.
“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
“Equity Offering” means a public offering or private placement for cash by the Company of its Common Stock, or options, warrants or rights with respect to its Common Stock, other than (1) any issuances pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees, (2) an issuance to any Subsidiary or (3) any offering of Common Stock issued in connection with a transaction that constitutes a Change of Control.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate(s)” means any entity which is a member of any the Company or its Subsidiaries’ controlled group, or under common control with any the Company or its Subsidiaries, within the meaning of Section 414 of the Code.
“Event of Default” has the meaning set forth in Section 8.1 hereof.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated pursuant thereto.
“Exchanging Holder” has the meaning given to such term in the preamble hereof.
“Existing Notes” has the meaning given to such term in the preamble hereof.
“Excluded Assets” means (i) any asset to the extent the pledge of, or grant of a security interest in, such asset is, or would be, prohibited by applicable Law, (ii) any asset subject to a Lien securing purchase money Indebtedness permitted under this Agreement, to the extent, and solely for so long as, the definitive documentation governing any such purchase money Indebtedness prohibits the grant of any other Lien thereon; provided that any such limitation shall only apply to the extent such prohibition could not be rendered ineffective pursuant to the Uniform Commercial Code as in effect in the State of New York from time to time or any applicable Law, as applicable, and shall not apply to any proceeds or receivables thereof and (iii) Voting Stock representing more than 65% of the Voting Stock of Allied Nevada Delaware Holdings Inc.
“Excluded Contributions” means the net cash proceeds and Cash Equivalents, or the Fair Market Value of other assets, received by the Company after the Closing Date from:
(a)   contributions to its common equity capital; and
(b)   the sale of Equity Interest (other than Disqualified Stock) of the Company, in each case, which are designated as Excluded Contributions by the Company.
“Excluded Taxes” means, with respect to any Holder or any other recipient of any payment to be made by or on account of any obligation of the Company hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the Laws of which such recipient is organized or in which its principal office is located or, in the case of any Holder, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction as a result of any such Holder or recipient being organized under the Laws of, or having its principal office or, in the case of any Holder, its applicable lending office located in, the jurisdiction imposing such tax (or any political subdivision thereof), (c) for any period with respect to which a Holder has failed to provide the Company with the forms, certificates or other documents required by Section 15.3(i), any taxes imposed solely by reason of such failure, (d) U.S. federal withholding taxes imposed on amounts payable to or for the account of a Holder with respect to an applicable interest in a Note pursuant to a Law in effect on the date on which (i) such Holder acquires such interest in the Note or (ii) such Holder changes its lending office, except in each case to the extent that, pursuant to Section 15.3, amounts with respect to such taxes were payable either to such Holder’s transferor or assignor immediately before such Holder became a party hereto or to such Holder immediately before it changed its lending office, and (e) any U.S. federal withholding taxes imposed under FATCA.
“Exemption Forms” has the meaning set forth in Section 15.3 hereof.
“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by an executive officer or the Board of Directors of the Company.
“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, and any intergovernmental agreements enacted pursuant to the foregoing, including any current or future regulations or official interpretations with respect to any such intergovernmental agreement.
“Financial Statements” has the meaning given to such term in Section 3.15 hereof.
“First Lien Term Loan” means the term loans made to the Company pursuant to the First Lien Term Loan Credit Agreement.
“First Lien Term Loan Credit Agreement” means the Credit Agreement dated as of October 4, 2019 by and among the Company, the guarantors party thereto from time to time, the several lenders party thereto from time to time, Sprott Private Resource Lending II (Collector), LP, as lender and Sprott Resource Lending Corp., as arranger (including, without limitation, any guarantee agreements, security documents and other documents related to such credit agreement), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement, indenture, credit facility, commercial paper facility or new agreement extending the maturity of, refinancing, replacing, consolidating or otherwise restructuring all or any portion of the Indebtedness under any such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders and whether or not increasing the amount of Indebtedness that may be incurred thereunder.
“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.
“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
“Governmental Body” means any federal, national, supranational, foreign, state, provincial, local, county, municipal or other government, any governmental, regulatory or administrative authority, agency, department, bureau, board, commission or official or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, or any court, tribunal, judicial or arbitral body.
“Grantors” means the Company and the Guarantors.
“Guarantee” means, as to any Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person. The amount of any Guarantee by any Person shall be deemed to be an amount equal to the stated amount or determinable amount of the primary obligation in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.
“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Closing Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Guarantor under its Note Guarantee pursuant to a written agreement.
“Guarantors” means each Subsidiary of the Company that executes this Agreement and a Note Guarantee on the Closing Date and each Subsidiary of the Company that executes a joinder to the Agreement after the Closing Date in accordance with the provisions of this Agreement, and their respective successors and assigns until released from their obligations under their Note Guarantees and this Agreement in accordance with the terms of this Agreement.
“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.
“Holder” means an Exchanging Holder or any subsequent transferee who is a registered holder of the Notes.
“Hycroft Resources” means Hycroft Resources & Development, Inc., a Nevada corporation.
“IP Rights” has the meaning given to such term in Section 3.8 hereof.
“IRS” means the Internal Revenue Service and any Governmental Body succeeding to the functions thereof.
“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.
“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(a)   the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;
(b)   the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;
(c)   the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments;
(d)   the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities under GAAP, and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, excluding (a) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (b) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;
(e)   Capitalized Lease Obligations of such Person;
(f)   the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Non-Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);
(g)   the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;
(h)   the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor); and
(i)   to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligation that would be payable by such Person at such time).
Notwithstanding the foregoing, the following items shall not be deemed to be “Indebtedness”:
(i)   money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness; provided that such money is held to secure the payment of such interest;
(ii)   post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter;
(iii)   obligations or liabilities in respect of operating leases;
(iv)   prepaid or deferred revenue; and
(v)   Reclamation Obligations.
Indebtedness shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Indemnified Party” has the meaning given to such term in Section 12 hereof.
“Indemnified Taxes” means taxes other than Excluded Taxes.
“Initial Investors” means the Persons that are parties to this Agreement on the Closing Date as “Exchanging Holders” thereunder.
“Institutional Accredited Investor” means an institutional “accredited investor” within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act.
“Intercreditor Agreement” means the Intercreditor Agreement dated as of the date hereof by and among Sprott Private Resource Lending II (Collector), LP, as Senior Representative, WBox 2015-5 Ltd., as Junior Priority Representative, the Company as the Borrower and the other Grantors from time to time party thereto.
“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.
“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:
(a)   Hedging Obligations entered into in the ordinary course of business and in compliance with this Agreement;
(b)   endorsements of negotiable instruments and documents in the ordinary course of business; and
(c)   an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.
For purposes of Section 6.7:
(a)   “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary of the Company that is to be designated an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary of the Company, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary of the Company; and
(b)   any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer.
“Law” means any federal, national, supranational, foreign, state, provincial, local, county, municipal or similar statute, law, common law, writ, injunction, decree, guideline, policy, ordinance, regulation, rule, code, Order, constitution, treaty, requirement, judgment or judicial or administrative doctrines enacted, promulgated, issued, enforced or entered by any Governmental Body.

“Leased Real Property” has the meaning given to such term in Section 3.14 hereof.
“Lien” means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Mandatory AHYDO Principal Redemption” has the meaning set forth in Section 5.2(a).
“Mandatory AHYDO Principal Redemption Amount” has the meaning set forth in Section 5.2(a).
“Mandatory AHYDO Redemption Price” has the meaning set forth in Section 5.2(a).
“Mandatory Redemption Notice” has the meaning given to such term in Section 5.1 hereof.
“Material Adverse Effect” means any event, change, effect, occurrence, development, circumstance or change of fact that has had, or would reasonably be expected to have, a material adverse effect on the business, affairs, results of operations, condition (financial or otherwise), assets, properties or liabilities of the Company and its Subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any event, change, effect, occurrence, development, circumstance or change of fact arising out of, or resulting from compliance by any of the Company and its Subsidiaries with the covenants and agreements contained herein.
“Mining Claims” has the meaning given to such term in Section 3.14 hereof.
“Moody’s” means Moody’s Investor Service, Inc.
“Mortgage” means a mortgage, deed of trust, deed to secure debt or similar document, together with any assignment of leases and rents referred to therein, in each case in form and substance as will be sufficient to grant and perfect the Collateral Agent’s security interest in the mortgaged property.
“Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).
“Non-Guarantor” means any Subsidiary of the Company that is not a Guarantor.
“Non-Recourse Debt” means Indebtedness of a Person:
(a)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness, but excluding any off-take agreement), other than Indebtedness secured by Liens permitted by clause (y) of the definition of Permitted Liens or (b) directly or indirectly liable (as a guarantor or otherwise), other than as a result of Indebtedness secured by Liens permitted by clause (y) of the definition of Permitted Liens; and
(b)   no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries, other than Indebtedness secured by Liens permitted by clause (y) of the definition of Permitted Liens, to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.
“Non-U.S. Person” means a Person who is not a U.S. Person.
“Non-Withheld Taxes” has the meaning set forth in Section 15.3 hereof.
“No Recourse Party” has the meaning given to such term in Section 16.20 hereof.

“Note Documents” means, collectively, this Agreement, the Notes, the Note Guarantees, the Collateral Documents, and, in each case, all documents, instruments and agreements (other than this Agreement) that any of the Company or its Subsidiaries is required to execute and/or deliver in connection with the transactions contemplated by this Agreement.
“Note Guarantee” means a Guarantee of the Notes pursuant to Section 10 hereof, including a notation in the Notes substantially in the form included in Exhibit D or a joinder to this Agreement substantially in the form of Exhibit E.
“Note Obligations” means (i) all principal of, interest (including, without limitation, any interest which accrues after the commencement of any proceeding under any Bankruptcy Law with respect to any of the Company or any Guarantor, whether or not allowed or allowable as a claim in any such proceeding), and premium, if any, on any Note, (ii) all fees, expenses, indemnification obligations and other amounts of whatever nature now or hereafter payable by the Company or any Guarantor to the Holders and the Collateral Agent (including, without limitation, any amounts which accrue after the commencement of any proceeding under any Bankruptcy Law with respect to the Company or any Guarantor, whether or not allowed or allowable as a claim in any such proceeding) pursuant to this Agreement, the Notes, the Intercreditor Agreement or any Collateral Document, (iii) all expenses of the Collateral Agent (and any agent, sub-agent and counsel thereof) under this Agreement as to which the Collateral Agent and one or more of such agents have a right to reimbursement or under any other similar provision of any Collateral Document, including, without limitation, any and all sums advanced by the Collateral Agent to preserve the Collateral or preserve its security interests, mortgages or Liens in the Collateral to the extent permitted under this Agreement, the Notes, the Intercreditor Agreement or any other Collateral Document or applicable Law, and (iv) in the case of each Guarantor, all amounts now or hereafter payable by such Guarantor to the Holders and the Collateral Agent and all other obligations or liabilities now existing or hereafter arising or incurred (including, without limitation, any amounts which accrue after the commencement of any proceeding under any Bankruptcy Law with respect to the Company or such Guarantor, whether or not allowed or allowable as a claim in any such proceeding) on the part of such Guarantor owing to the Holders and the Collateral Agent pursuant to the Notes, this Agreement, the Note Guarantees, the Intercreditor Agreement or any other Collateral Document, together in each case with all renewals, modifications, consolidations or extensions thereof.
“Noteholder Representative” means WBox 2015-5 Ltd. in its role as Junior Priority Representative under the Interecreditor Agreement and its permitted successors and assigns.
“Notes” has the meaning given to such term in the recitals hereof, substantially in the form set forth in Exhibit A. For purposes of this Agreement, all references to “principal amount” of the Notes shall include any increase in the principal amount of the Notes as a result of the payment of PIK Interest.
“Notes Register” has the meaning set forth in Section 14.1 hereof.
“Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any indebtedness.
“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice-President of such Person.
“Order” means any order, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Body, whether preliminary, interlocutory or final.
“Organizational Documents” means, with respect to any Person other than a natural person, the documents by which such Person was organized (such as a certificate of incorporation,

certificate of formation, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) or which relate to the internal governance of such Person (such as by-laws, a partnership agreement or an operating, limited liability or members agreement).
“Other Taxes” means all present and future stamp or documentary taxes or any other excise tax or property taxes, charges or similar levies arising from the execution, delivery, registration or enforcement of this Agreement or any other Collateral Document, in each case, including any additions to tax, interest or penalties applicable thereto.
“Owned Real Property” has the meaning given to such term in Section 3.14 hereof.
“Payment” has the meaning set forth in Section 15.3 hereof.
“Permitted Holders” means (i) the Initial Investors, (ii) any Affiliates of the Initial Investors, (iii) any funds under common management, or having a common advisor, with one or more of the Initial Investors, and (iv) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority or more controlling interest of which consist of any one or more of the Persons described in the preceding clauses (i), (ii) and (iii).
“Permitted Investments” means an Investment by the Company or any of its Restricted Subsidiaries in:
(a)   a Restricted Subsidiary of the Company;
(b)   any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:
(i)   such Person becomes a Restricted Subsidiary of the Company; or
(ii)   such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any of its Restricted Subsidiaries, and, in each case, any Investment held by such Person;
(c)   cash and Cash Equivalents;
(d)   (i) endorsements for collection or deposit in the ordinary course of business and (ii) receivables owing to the Company or any of its Restricted Subsidiaries created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;
(e)   payroll, travel, commission, entertainment, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;
(f)   loans or advances to employees, Officers or directors of the Company or any of its Restricted Subsidiaries in the ordinary course of business in an aggregate amount outstanding at any time not in excess of $2.0 million (giving effect to the repayment of any such loan, but without giving effect to the forgiveness of any such loan);
(g)   any Investment acquired by the Company or any of its Restricted Subsidiaries:
(i)   in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or in satisfaction of judgments or otherwise in resolution or compromise of litigation, arbitration or disputes; or

(ii)   as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;
(h)   Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with Section 6.9 or any other disposition of assets not constituting an Asset Disposition;
(i)   Investments in existence on the Closing Date, or an Investment consisting of any extension, modification or renewal of any such Investment existing on the Closing Date; provided that the amount of any such Investment may be increased in such extension, modification or renewal only (i) as required by the terms of such Investment or (ii) as otherwise permitted under this Agreement;
(j)   Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 6.8;
(k)   Guarantees issued in accordance with Section 6.8;
(l)   Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;
(m)   Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;
(n)   Similar Business Investments;
(o)   any purchases of Notes; and
(p)   Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (p), in an aggregate amount at the time of such Investment not to exceed the greater of (x) $75.0 million and (y) 7.5% of Total Assets, at any one time outstanding (in each case, with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value).
“Permitted Liens” means, with respect to any Person:
(a)   Liens securing Indebtedness permitted to be Incurred under the provisions of Section 6.8 and other related obligations, including interest, fees and other obligations relating thereto or for related banking services or cash management obligations and Liens on assets of Restricted Subsidiaries of the Company securing Guarantees of such Indebtedness and such other obligations of the Company;
(b)   pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws, pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations, including Reclamation Obligations, of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;
(c)   Liens imposed by Law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, Incurred in the ordinary course of business;
(d)   Liens for taxes, assessments or other Governmental Body charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(e)   Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;
(f)   minor survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
(g)   Liens securing Hedging Obligations that are not Incurred for speculative purposes;
(h)   leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;
(i)   judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;
(j)   Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, mortgage financings, purchase money obligations or other payments Incurred to finance, the acquisition, construction, improvement or lease of assets or property; provided that:
(i)   the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Agreement and does not exceed the cost of the assets or property so acquired, constructed or improved; and
(ii)   such Liens are created within 365 days of completion of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any of its Restricted Subsidiaries other than such assets or property and assets affixed or appurtenant thereto;
(k)   Liens arising solely by virtue of any statutory or common law provisions relating to Liens in favor of trustee and escrow agents, banker’s Liens, margin Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution; provided that such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the U.S. Federal Reserve Board;
(l)   Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and any of its Restricted Subsidiaries in the ordinary course of business;
(m)   Liens existing on the Closing Date (other than Liens permitted under clause (a));
(n)   Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary of the Company; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary of the Company; provided, further, however, that any such Lien may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;
(o)   Liens on property at the time the Company or a Restricted Subsidiary of the Company acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;
(p)   Liens securing Indebtedness or other obligations of a Restricted Subsidiary of the Company owing to the Company or another Restricted Subsidiary of the Company;
(q)   Liens securing the Notes and the Note Guarantees;
(r)   Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (j), (m), (n), (o), (q) above and this clause (r); provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;
(s)   any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;
(t)   Liens in favor of the Company or any of its Restricted Subsidiaries;
(u)   Liens under industrial revenue, municipal or similar bonds;
(v)   (i) Liens incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from value of the properties of the Company and its Restricted Subsidiaries or the use of such properties in the operation of their business and (ii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;
(w)   Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
(x)   deposits made in the ordinary course of business to secure liability to insurance carriers;
(y)   Liens on the Capital Stock or Indebtedness of an Unrestricted Subsidiary (or any other right, title or interest relating thereto, including any right to receive interest on such Indebtedness or dividends or other distributions on Capital Stock, or any right, title or interest in or to any agreements or instruments relating thereto, including under any related shareholder, limited partnership, loan or security agreements) or on any assets of an Unrestricted Subsidiary;
(z)   Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;
(aa)   Liens securing Indebtedness in an aggregate principal amount outstanding at any one time not to exceed the greater of (x) $60.0 million and (y) 5.0% of Total Assets;
(bb)   Liens arising by operation of Law or by Contract in each case encumbering insurance policies and proceeds thereof to secure the financing of premiums of such insurance policies;
(cc)   any right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by the Company or any Restricted Subsidiary, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;
(dd)   any Lien created or assumed by Company or any of its Restricted Subsidiaries in favour of a public utility or Governmental Body when required by the utility or Governmental Body in connection with the operations of the Company and its Restricted Subsidiaries that do not in the aggregate detract from the value of any of the Collateral or impair their use in the operation of the business of Company and its Restricted Subsidiaries;
(ee)   any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Body;
(ff)   Liens securing any Royalty Obligations; and
(gg)   Liens on cash in respect of reclamation obligations or other bonding obligations required by applicable law or pursuant to the written directive of any relevant Government Body.
“Permitted Payments” means (i) the accrual and/or payment of PIK Interest in respect of Note Obligations, (ii) the conversion by any Holder of its Notes (and corresponding Note Obligations) into Capital Stock (excluding Disqualified Stock), and/or (iii) the distribution by the Company of Reorganized Securities and acceptance or receipt thereof by any Holder.
“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a Governmental Body.
“PIK Interest” means interest paid in the form an increase in the outstanding principal amount of the Notes.
“PIK Interest Payment” means the payment of PIK Interest.
“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.
“Proceeding” means any action, arbitration, audit, hearing, investigation, inquiry, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body.
“Pro Forma Cost Savings” means, with respect to any period, the reduction in costs that (1) were directly attributable to any sale, merger, consolidation, acquisition, Investment or other transaction and calculated on a basis that is consistent with Regulation S-X under the Securities Act in effect and as applied as of the Closing Date or (2) the Company projects in good faith to be realized within 12 months of any sale, merger, consolidation, acquisition, Investment or other transaction as a result of actions taken or to be taken by the Company or any Restricted Subsidiary, net of any amounts described in clause (1) that are actually realized.
“Qualified Institutional Buyer/QIB” means a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.
“Rate Reduction Forms” has the meaning set forth in Section 15.3(i)(i).
“Rating Agency” means each of S&P and Moody’s, if S&P or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be.
“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account”, “chattel paper”, “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.
“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary of the Company or an Unrestricted Subsidiary.
“Reclamation Obligations” means statutory, contractual, constructive or legal obligations, including the principal component of any obligations in respect of letters of credit, bank guarantees, performance or surety bonds or other similar instruments, associated with decommissioning of mining operations and reclamation and rehabilitation costs, including the cost of complying with applicable environmental regulation.
“Redemption Date” has the meaning given to such term in Section 5.1 hereof.
“Refinance” means, in respect of any Indebtedness, to refinance, extend, exchange, renew, refund, repay, prepay, redeem, purchase, defease, retire, restructure, amend, increase, modify, supplement or replace, or to issue other Indebtedness or enter alternative financing arrangements in exchange or replacement for, such Indebtedness, in whole or in part, including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including, in each case, but not limited to, after the original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, indenture or other agreement. “Refinanced” and “Refinancing” shall have correlative meanings.
“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall each have a correlative meaning) any Indebtedness existing on the Closing Date or Incurred in compliance with this Agreement (including Indebtedness of the Company that refinances Indebtedness of any of its Restricted Subsidiaries and Indebtedness of any of its Restricted Subsidiaries that refinances Indebtedness of another Restricted Subsidiary of the Company) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:
(a)   if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;
(b)   the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;
(c)   such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith);
(d)   if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Note Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Note Guarantees on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and
(e)   Refinancing Indebtedness shall not include Indebtedness of a Non-Guarantor that refinances Indebtedness of the Company or a Guarantor.
“Regulation S” means Regulation S promulgated under the Securities Act.
“Related Fund” means, with respect to any Exchanging Holder, any fund, account or investment vehicle that is controlled or managed by (a) such Exchanging Holder, (b) an Affiliate of such Exchanging Holder or (c) the same investment manager or advisor as such Exchanging Holder or an Affiliate of such investment manager or advisor.
“Reorganized Securities” has the meaning set forth in the Intercreditor Agreement.
“Representatives” means, as to any Person, such Person’s employees, officers, directors, accountants, attorneys and other advisors.
“Requisite Holders” means Holders holding more than 75% of the aggregate principal amount of outstanding Notes.
“Restricted Note” means a Note bearing the Private Placement Legend.
“Restricted Investment” means an Investment other than a Permitted Investment.
“Restricted Payments” has the meaning set forth in Section 6.7 hereof.
“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary. Unless otherwise specified, a “Restricted Subsidiary” shall be deemed to be a Restricted Subsidiary of the Company.
“Royalty Obligations” means, (a) obligations in respect of the 4% net profit interest royalty retained by the original owners of the Crofoot property granted pursuant to the Fourth Amendment Agreement dated January 1, 1996 between Daniel M. Crofoot, for himself and as trustee, BlackRock Properties, Inc., a Nevada corporation, and Hycroft Resources and (b) the secured net smelter returns royalty to be granted by the Company and Hycroft Resources in favour of Sprott Private Resource Lending II (CO) Inc. concurrently with the closing of the First Tranche Advance under and as defined in the First Lien Term Loan Credit Agreement, as the same may be amended, restated, supplemented, modified or otherwise replaced from time to time.
“Rule 144” means Rule 144 promulgated under the Securities Act.
“Rule 144A” means Rule 144A promulgated under the Securities Act.
“S&P” means Standard & Poor’s Ratings Group Inc.
“Secured Parties” means the Collateral Agent and the Holders.
“SEC” means the United States Securities and Exchange Commission.
“Security Agreement” means the security agreement, dated as of the Closing Date, among the Company, the other parties thereto from time to time, and the Collateral Agent, as such agreement may be amended, supplemented, restated, amended and restated, or otherwise modified from time to time.
“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated pursuant thereto.
“Security Documents” means the security agreements, pledge agreements, collateral assignments, mortgages and related agreements, creating, evidencing or perfecting the security interests in and Liens on the collateral securing the obligations under the Notes.
“Senior Debt Obligations” means the “Facility Indebtedness” as defined in the First Lien Term Loan Credit Agreement.
“Senior Management” means the chief executive officer, the chief financial officer or any other executive officer of the Company.
“Senior Parties” means the “Senior Secured Parties” as defined in the Intercreditor Agreement.
“Senior Representative” has the meaning assigned to such term in the Intercreditor Agreement.

“Significant Group” means any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.
“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission, determined as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries.
“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Closing Date or any other business that is similar, reasonably related, incidental or ancillary thereto.
“Similar Business Investments” means Investments made in (i) the ordinary course of, or of a nature that is customary in, the mining business as a means of exploiting, exploring for, acquiring, developing, processing, refining, gathering, producing, transporting or marketing gold, silver or other precious or base metals used, useful or created in the mining business, including through agreements, acquisitions, transactions, interests or arrangements (whether on a royalty or non- royalty basis) which permit one to share (or have the effect of sharing) risks or costs, comply with regulatory requirements regarding ownership or satisfy other customary objectives in the mining business, and in any event including, without limitation, Investments made in connection with or in the form of (a) direct or indirect ownership interests in mining properties, gathering or upgrading systems or facilities and (b) operating agreements, development agreements, area of mutual interest agreements, pooling agreements, service contracts, joint venture agreements, partnership or limited liability company agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto; and (ii) Persons engaged in a Similar Business.
“Stockholders Agreement” means the Stockholders Agreement, dated as of October 22, 2015, by and among the Company and the stockholders of the Company, as amended, supplemented, amended and restated, or otherwise modified from time to time.
“Stated Maturity” means, with respect to any installment of interest or principal on any Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof. The Stated Maturity of any intercompany Indebtedness payable upon demand shall be the date of demand of payment under such Indebtedness.
“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinated or junior in right of payment to the Notes pursuant to a written agreement.
“Subsidiary” means, with respect to any specified Person, (i) any corporation, association, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).
“Surviving Entity” has the meaning set forth in Section 6.19 hereof.
“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recent consolidated balance sheet of the Company; provided that, for purposes of calculating “Total Assets” for purposes of testing the covenants under this Agreement in connection with any transaction, the total consolidated assets of the Company and its Restricted Subsidiaries shall be adjusted to reflect any acquisitions and dispositions of assets that have occurred during the period from the date of the applicable balance sheet through the applicable date of determination.
“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with Section 6.15, and any Subsidiary of such Subsidiary.
“U.S. Person” means a U.S. person as defined in Rule 902(k) under the Securities Act.
“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.
HYCROFT MINING CORPORATION
a Delaware corporation
By:
/s/ Stephen M. Jones

Name:
Stephen M. Jones

Title:
Executive Vice President and Chief Financial Officer

ALLIED NEVADA GOLD HOLDINGS LLC,
HYCROFT RESOURCES & DEVELOPMENT, INC.,
ALLIED VGH INC.,
VICTORY EXPLORATION INC.,
By:
/s/ Stephen M. Jones

Name:
Stephen M. Jones

Title:
Chief Financial Officer

[Signature Page to Note Exchange Agreement]

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P.,
as an Exchanging Holder
By: Highbridge Capital Management, LLC,
its Trading Manager
By:
/s/ Jonathan Segal

Name:
Jonathan Segal

Title:
Managing Director

HIGHBRIDGE MSF INTERNATIONAL LTD,
as an Exchanging Holder
By: Highbridge Capital Management, LLC,
its Trading Manager
By:
/s/ Jonathan Segal

Name:
Jonathan Segal

Title:
Managing Director

[Signature Page to Note Exchange Agreement]

WBOX 2015-5 LTD.,
as an Exchanging Holder
By:
/s/ Mark M. Strefling

Name:
Mark M. Strefling

Title:
Director

[Signature Page to Note Exchange Agreement]

BOSTON PATRIOT BATTERYMARCH ST LLC,
as an Exchanging Holder
By: Mudrick Capital Management, LP,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[Signature Page to Note Exchange Agreement]

MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P,
as an Exchanging Holder
By: Mudrick Capital Management, LP,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[Signature Page to Note Exchange Agreement]

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P. ,
as an Exchanging Holder
By: Mudrick Capital Management, LP,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[Signature Page to Note Exchange Agreement]

MUDRICK DISTRESSED OPP FD GLOBAL LP,
as an Exchanging Holder
By: Mudrick Capital Management, LP,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[Signature Page to Note Exchange Agreement]

BLACKWELL PARTNERS LLC — SERIES A,
as an Exchanging Holder
By: Mudrick Capital Management, LP,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[Signature Page to Note Exchange Agreement]

MERCER QIF FUND PLC,
as an Exchanging Holder
By: Mudrick Capital Management, LP,
its investment manager
By:
/s/ Glenn Springer

Name:
Glenn Springer

Title:
Chief Financial Officer

[Signature Page to Note Exchange Agreement]

Aristeia Capital, LLC,
as investment advisor for the following investment funds, which are Exchanging Holders:
ARISTEIA MASTER LP
By: Aristeia Capital, LLC
By:
/s/ Robert Lynch

Name:
Robert Lynch

Title:
Manager

By:
/s/ Andrew B. David

Name:
Andrew B. David

Title:
General Counsel

[Signature Page to Note Exchange Agreement]

WFF CAYMAN II LTD.,
as an Exchanging Holder
By:
/s/ Kenneth L. Nadel

Name:
Kenneth L. Nadel

Title:
Authorized Signatory

[Signature Page to Note Exchange Agreement]

Schedule 1.1
Exchanging Holders
Exchanging Holder	Principal amount of Existing Notes(1)	Principal amount of Notes to be issued on closing(2)
Aristeia Master LP	$8,328,719	$8,373,833
Highbridge MSF International Ltd.	$8,397,839	$8,443,328
Highbridge Tactical Credit Master Fund, L.P.	$3,968,684	$3,990,181
Mudrick Distressed Opportunity Drawdown Fund, L.P.	$4,941,860	$4,968,629
Mudrick Distressed Opportunity Fund Global LP	$12,074,725	$12,140,130
Blackwell Partners LLC – Series A	$4,287,877	$4,311,103
Boston Patriot Batterymarch St LLC	$5,660,654	$5,691,316
Mudrick Distressed Opportunity Specialty Fund, L.P.	$1,169,680	$1,176,016
Mercer QIF Fund PLC	$2,652,318	$2,666,685
WBOX 2015-5 LTD.	$21,690,963	$21,808,456
WFF Cayman II Ltd.	$4,038,404	$4,060,278

(1) Calculated as of Monday January 13, 2020. To be updated prior to Closing.
(2) Calculated as of Monday January 13, 2020. To be updated prior to Closing.

Sch. 1.1-1

Schedule 1.3
Wire Transfer Instructions
Wire Transfer Instructions are as follows:
Account Name:	Hycroft Mining Corporation 8181 East Tufts Avenue, Suite 510 Denver, CO 80237
Bank:	Wells Fargo Bank, NA
San Francisco, CA
ABA #	121000248
Account Number	4126096528
Sch. 1.3

Annex K
FINAL FORM
SUBSCRIPTION/BACKSTOP AGREEMENT
This SUBSCRIPTION/BACKSTOP AGREEMENT (this “Subscription Agreement”) is entered into this 13th day of January, 2020, by and between Mudrick Capital Acquisition Corporation, a Delaware corporation (the “Company”), and the undersigned (“Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Purchase Agreement (as defined below) at the time such agreement was executed on January 13, 2020.
WHEREAS, the Company and the other parties named therein entered into that certain Purchase Agreement, dated as of January 13, 2020 (the “Purchase Agreement”), pursuant to which the Company will acquire from Hycroft Mining Corporation, a Delaware corporation (“Seller”), the Direct Subsidiary Equity Interests and Other Assets, on the terms and subject to the conditions set forth therein (the “Transaction”);
WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company up to a number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), equal to the product of (i) that percentage set forth on the signature page hereto (the “Pro Rata Portion”) and (ii) 6,500,000 (the “Total Subscription”), for a purchase price of $10.00 per Share, and the Company desires to issue and sell to Subscriber such Shares in consideration of the payment of the applicable purchase price by or on behalf of Subscriber to the Company on or prior to the Closing (as defined below);
WHEREAS, in connection with the Transaction and in consideration for Subscriber entering into this Subscription Agreement, the Company desires to issue to Subscriber a number of redeemable warrants to purchase Shares (the “Warrants”), equal to the product of (i) the Pro Rata Portion and (ii) 3,250,000, at the Closing; and
WHEREAS, (a) prior to the Closing, the Company may enter into subscription agreements or other instruments pursuant to which the Company agrees to issue and sell Shares to Third-Party Private Investors (“PIPE Shares”) and/or (b) in connection with the Closing, the cash remaining in the Trust Account following the satisfaction of the Parent Stockholder Redemptions may exceed $10,000,000 (such excess, divided by $10.00 and rounded down to the nearest whole number, the “Excess Shares”), in which case such PIPE Shares and such Excess Shares shall reduce the number of Shares to be purchased by Subscriber, based on its Pro Rata Portion.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.   Subscription and Issuance.
1.1   Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the applicable purchase price (subject to adjustment as described below), a number of Shares equal to the product of (i) the Pro Rata Portion and (ii) (A) the Total Subscription, minus (B) the sum of the number of PIPE Shares, if any, and the number of Excess Shares, if any, (such subscription and issuance, the “Subscription”).
1.2   Subject to the terms and conditions hereof, the Company hereby agrees to issue to Subscriber a number of Warrants equal to the product of (i) the Pro Rata Portion and (ii) 3,250,000 (the “Warrant Issuance”) at the Closing. The terms of the Warrants shall be substantially identical to the terms of the Company’s Private Placement Warrants (as defined in that certain Warrant Agreement, dated as of February 7, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent).

2.   Representations, Warranties and Agreements.
2.1   Subscriber’s Representations, Warranties and Agreements.   To induce the Company to issue the Shares and Warrants to Subscriber, Subscriber hereby represents and warrants to the Company and agrees with the Company as follows:
2.1.1   If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.
2.1.2   If Subscriber is not an individual, this Subscription Agreement has been duly authorized, executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
2.1.3   The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Subscriber and its subsidiaries, taken as a whole (a “Subscriber Material Adverse Effect”) or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.
2.1.4   Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”)) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares and Warrants only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares or Warrants as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares or Warrants with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Shares or Warrants.
2.1.5   Subscriber understands that the Shares and Warrants are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares and Warrants have not been registered under the Securities Act. Subscriber understands that the Shares and Warrants may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any certificates representing the Shares or Warrants shall contain a legend to such effect. Subscriber acknowledges that the Shares and Warrants will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares and Warrants will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Shares or Warrants and may be required to bear the financial risk of an investment in the Shares and Warrants for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares or Warrants.
2.1.6   Subscriber understands and agrees that Subscriber is purchasing the Shares and Warrants directly from the Company. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by the Company or any of its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.
2.1.7   Subscriber represents and warrants that its acquisition and holding of the Shares and Warrants will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
2.1.8   In making its decision to purchase the Shares and Warrants, Subscriber represents that it has relied solely upon independent investigation made by Subscriber. Subscriber represents that it has reviewed presentations or other marketing materials (each, together with amendments or supplements thereto, a “Memorandum” and collectively, the “Memoranda”) describing the Company (including the business of the Seller) and acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Shares and Warrants, including with respect to the Company and the Transaction. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to visit Seller’s mine site, to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and Warrants and no statement of printed material which is contrary to the Memoranda has been made or given to Subscriber by or on behalf of the Company.
2.1.9   Subscriber became aware of this offering of the Shares and Warrants solely by means of direct contact from BMO Capital Markets Corp., as placement agent (the “Placement Agent”), or directly from the Company as a result of a pre-existing, substantive relationship with the Company, and the Shares and Warrants were offered to Subscriber solely by direct contact between Subscriber and the Placement Agent or the Company. Subscriber did not become aware of this offering of the Shares and Warrants, nor were the Shares and Warrants offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Shares and Warrants (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, including, without limitation, the Placement Agent, except for the statements, representations and warranties contained in the private placement documentation.

2.1.10   Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares and Warrants. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and Warrants, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.
2.1.11   Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and Warrants and determined that the Shares and Warrants are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.
2.1.12   Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or Warrants or made any findings or determination as to the fairness of this investment.
2.1.13   Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares and Warrants were legally derived.
2.1.14   Subscriber has, and at the Closing will have, sufficient funds to pay the applicable purchase price pursuant to Section 3.1.
2.1.15   Subscriber represents that no disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (a “Disqualification Event”) is applicable to Subscriber or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Subscriber hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to Subscriber or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 2.1.15, “Rule 506(d) Related Party” shall mean a person or entity that is a beneficial owner of Subscriber’s securities for purposes of Rule 506(d) of the Securities Act.
2.2   Company’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares and Warrants, the Company hereby represents and warrants to Subscriber and agrees with Subscriber as follows:
2.2.1   The Company has been duly incorporated and is validly existing as a corporation in good standing under the Delaware General Corporation Law (“DGCL”), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
2.2.2   The Shares and Warrants have been duly authorized and the Shares and Warrants will not have been authorized in violation of or subject to any preemptive or similar rights created under the Company’s amended and restated certificate of incorporation or under the DGCL.
2.2.3   This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
2.2.4   The execution, delivery and performance of this Subscription Agreement (including compliance by the Company with all of the provisions hereof), issuance and sale of the Shares and Warrants and the consummation of the certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Shares or Warrants or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or Warrants or the legal authority of the Company to comply in all material respects with this Subscription Agreement.
2.2.5   Neither the Company, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Shares or Warrants under the Securities Act.
2.2.6   Neither the Company nor any person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act) in connection with the offer or sale of any of the Shares or Warrants.
2.2.7   The Company has provided Subscriber an opportunity to ask questions regarding the Company and made available to Subscriber all the information reasonably available to the Company that Subscriber has requested for deciding whether to acquire the Shares and Warrants.
2.2.8   No Disqualification Event is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable. The Company has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 of the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1) of the Securities Act.

2.2.9   The Shares and Warrants shall contain a legend to the effect that they may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act.
3.   Settlement Date and Delivery.
3.1   Closing.   The closing of the Subscription and the Warrant Issuance contemplated hereby (the “Closing”) are contingent upon the substantially concurrent consummation of the Transaction; provided, for the avoidance of doubt, that the Warrant Issuance shall be consummated substantially concurrently with the consummation of the Transaction even if no Shares are to be issued to Subscriber at the Closing in accordance with the calculations set forth in Section 1 due to the existence of PIPE Shares and Excess Shares equal to or in excess of the Total Subscription. The Closing shall occur on the closing date of the Transaction. Upon not less than three (3) business days’ written notice from (or on behalf of) the Company to Subscriber (the “Closing Notice”) that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied on a date that is not less than three (3) business days from the date of the Closing Notice, Subscriber shall deliver to the Company on the closing date of the Transaction (the “Closing Date”), which shall be no earlier than the date specified in the Closing Notice, the applicable purchase price for the Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery by the Company to Subscriber of the Shares in book entry form.
3.2   Conditions to Closing.
The Closing shall be subject to the conditions that, on the Closing Date:
3.2.1   No suspension of the qualification of the Shares or Warrants for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred.
3.2.2   All representations and warranties of the Company and Subscriber contained in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date.
3.2.3   No governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby.
3.2.4   All conditions precedent to the consummation of the Transaction set forth in the Purchase Agreement shall have been satisfied or waived (other than those conditions that may only be satisfied at the consummation of the Transaction, but subject to satisfaction of such conditions as of the consummation of the Transaction).
3.2.5   All specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated.
3.2.6   The conditions set forth in Sections 6.1 (other than Sections 6.1(a) (solely as such condition relates to clauses (v) and (vi) of the definition of “Parent Stockholder Matters”), 6.1(b) and 6.1(f)), 6.2(c), 6.2(d), 6.2(e), 6.2(f), 6.3(c) and 6.3(e) of the Purchase Agreement shall have been satisfied.
3.2.7   No amendment, waiver or modification of the provisions of the Purchase Agreement (since the time such agreement was executed on January 13, 2020) that would reasonably be expected to be material and adverse to the interests of Subscriber have been made without Subscriber’s written consent (it being understood that, without limitation, any amendment of the provisions of the Purchase Agreement specified in Section 3.2.6 of this Subscription Agreement (or any defined terms used in connection with such provisions), any amendment or waiver of compliance with Section 5.27 of the Purchase Agreement or any amendment to reduce the aggregate purchase price or change the form of consideration payable pursuant to the Purchase Agreement shall be deemed material and adverse to the interests of Subscriber).
4.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Purchase Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement or (iii) if any of the conditions to Closing set forth in Section 3.2 of this Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall promptly notify Subscriber of the termination of the Purchase Agreement promptly after the termination of such agreement.
5.   Miscellaneous.
5.1   Further Assurances.   At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription and the Warrant Issuance as contemplated by this Subscription Agreement.
5.1.1   Subscriber acknowledges that the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.
5.1.2   The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
5.1.3   The Company may request from Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of Subscriber to acquire the Shares and Warrants, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.
5.1.4   Except for the fees and expenses of counsel to the Subscriber (which shall be paid by the Company), Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
5.2   Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:
(i)   if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii)   if to the Company, to:
Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022
Attention: John O’Callaghan
Telephone: (646) 747-9500
Email: JOCallaghan@mudrickcapital.com
with a required copy to (which copy shall not constitute notice):
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Jackie Cohen
Email: jackie.cohen@weil.com
and
Neal, Gerber & Eisenberg LLP
2 N. LaSalle Street, Suite 1700
Chicago, IL 60602
Attention: David S. Stone
Email: dstone@nge.com
5.3   Entire Agreement.   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.
5.4   Modifications and Amendments.   This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.
5.5   Waivers and Consents.   The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Subscription Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.
5.6   Assignment.   Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Shares, if any, and Warrants acquired hereunder) may be transferred or assigned; provided, however, that Subscriber may transfer and assign part or all of its rights and obligations under this Subscription Agreement to any of Subscriber’s affiliates or subsidiaries or to any fund or investment account managed by (i) Subscriber, (ii) the same management company that manages Subscriber or (iii) any affiliate of Subscriber or the management company that manages Subscriber, in each case so long as such assignee signs a written joinder in a form reasonably acceptable to the Company agreeing to be bound by the terms of this Subscription Agreement.
5.7   Benefit.   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

5.8   Governing Law.   This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.
5.9   Consent to Jurisdiction; Waiver of Jury Trial.   Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement and each other document executed in connection with the Transaction, and the consummation thereof, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each party may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before the Chosen Courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than the Chosen Courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.2. Notwithstanding the foregoing in this Section 5.9, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTION, AND THE CONSUMMATION THEREOF, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTION, AND THE CONSUMMATION THEREOF. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
5.10   Severability.   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
5.11   No Waiver of Rights, Powers and Remedies.   No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
5.12   Survival of Representations and Warranties.   All representations and warranties made by the parties hereto in this Subscription Agreement or in any other agreement, certificate or instrument provided for or contemplated hereby, shall survive the execution and delivery hereof and any investigations made by or on behalf of the parties.
5.13   No Broker or Finder.   Each of the parties hereto represents and warrants to the other that no broker, finder or other financial consultant has acted on its behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the other. Each of the parties hereto agrees to indemnify and save the other harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.
5.14   Headings and Captions.   The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.
5.15   Counterparts.   This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
5.16   Construction.   The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.
5.17   Mutual Drafting.   This Subscription Agreement is the joint product of Subscriber and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.
6.   Disclosure.   Subscriber hereby acknowledges that the terms of this Subscription Agreement will be disclosed by the Company in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on or around the date hereof, and a form of this Subscription Agreement will be filed with the Securities and Exchange Commission as an exhibit thereto.

7.   Trust Account Waiver.   Subscriber acknowledges that the Company is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. Subscriber further acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated February 12, 2018 (the “Prospectus”) available at www.sec.gov, substantially all of the Company’s assets consist of the cash proceeds of Company’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Company, its public shareholders and the underwriters of Company’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Company to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its Representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
MUDRICK CAPITAL ACQUISITION CORPORATION
By:

Name:
Title:

SUBSCRIBER:
Signature of Subscriber:	Signature of Joint Subscriber, if applicable:
By: Name: Title:	By: Name: Title:
Date: January [•], 2020
Name of Subscriber:	Name of Joint Subscriber, if applicable:
(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)
Name in which securities are to be registered (if different from the name of Subscriber listed directly above):
Email Address:
If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property
Subscriber’s EIN:	Joint Subscriber’s EIN:
Business Address-Street: City, State, Zip:	Mailing Address-Street (if different): City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Pro Rata Portion:

Applicable Purchase Price (subject to adjustment pursuant to Section 1): $ .
You must pay the applicable purchase price by wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Closing Notice.

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
1.
☐   We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.
☐   We are not a natural person.

*** AND ***
AFFILIATE STATUS
(Please check the applicable box)
SUBSCRIBER:
☐
is:

☐
is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.
Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”
☐   Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;
☐   Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
☐   Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
☐   Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
☐   Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;
☐   Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
☐   Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person; or
☐   Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

Annex L
Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, New York 10022
February 12, 2020
Cantor Fitzgerald & Co.
As Representative of the several Underwriters
499 Park Avenue
New York, New York 10022
Re: Underwriting Agreement
Ladies and Gentlemen:
Reference is made to that certain Underwriting Agreement, dated February 7, 2018, by and among Mudrick Capital Acquisition Corporation, a Delaware corporation (the “Company”), and Cantor Fitzgerald & Co., as representative (the “Representative”) of the several underwriters named on Schedule A thereto (the “Underwriting Agreement”). Except as otherwise specifically provided herein, all capitalized terms used in this amendment to the Underwriting Agreement (this “Amendment”) shall have the meanings ascribed to them in the Underwriting Agreement.
In consideration of the mutual promises and agreements contained in this Amendment, and for other good and valuable consideration, the sufficiency and adequacy of which is hereby acknowledged, the undersigned hereby agree as follows:
I.
Amendment Regarding Payment of Deferred Underwriting Commission

The Underwriting Agreement is hereby amended by this Amendment, effective as of the date first listed above, as follows:
1.
The first sentence of Section 1.3 of the Underwriting Agreement is hereby deleted and replaced with the following:

“In the event that the Company consummates its Business Combination with Hycroft Mining Corporation, a Delaware corporation (“Hycroft”), as contemplated by that certain Purchase Agreement, dated as of January 13, 2020 (the “Hycroft Purchase Agreement”), by and among the Company, Mudrick Acquisition Sub, Inc. and Hycroft (such Business Combination, the “Acquisition”), the Company shall pay, or cause to be paid, to Cantor for its own account upon consummation of the Acquisition, a deferred underwriting commission of (i) $2,500,000, payable in cash and directly from the Trust Account, (ii) $2,000,000, payable in shares of Common Stock, valued for these purposes at $10.00 per share and (iii) an amount up to $2,780,000, determined as follows: (A) if Third Party Equity Value (as defined below) is less than or equal to $75,000,000, an amount payable in Common Stock, valued for these purposes at $10.00 per share, equal to the product of (x) 2,780,000 and (y) a fraction, the numerator of which is the Third Party Equity Value and the denominator of which is $75,000,000 or (B) if Third Party Equity Value is greater than $75,000,000, $2,780,000 payable in cash and directly from the Trust Account (collectively, the “Deferred Underwriting Commission”); provided, however, to the extent Cantor continues to beneficially own and hold for its own account the Specified Shares (as defined below) on the date of the consummation of the Acquisition (the “Acquisition Closing Date”), (1) the Deferred Underwriting Commission payable in Common Stock pursuant to clauses (ii) and (iii) above shall be reduced by an amount equal to the product of (x) $10.00 and (y) the number of Specified Shares beneficially owned and held by Cantor for its own account on the Acquisition Closing Date, as evidenced by a certificate signed by an authorized officer of Cantor and delivered to the Company on or prior to the Acquisition Closing Date, and (2) the Deferred Underwriting Commission payable in cash and directly from the Trust Account pursuant to this sentence shall be increased by such same and equal amount. For purposes of this agreement, the term “Third Party Equity Value” shall mean an amount in cash equal to (A) the product of (i) $10.00 and (ii) the number of IPO Shares minus the number of IPO Shares that Public Stockholders elect to redeem in connection with the consummation of the Business Combination, plus (B) the gross proceeds received from the sale of Common Stock to Third Party Private Investors prior to the consummation of the Business Combination (but in no event greater than $75,000,000). For purposes of this Agreement, “Third Party Private Investors” shall mean any person other than investment funds affiliated with or managed by Mudrick Capital Management, L.P., Whitebox Advisors LLC, Highbridge Capital Management, LLC, Aristeia Capital, LLC, Wolverine Asset Management, LLC and Sprott Inc. For purposes of this Agreement, “Specified Shares” means 200,000 shares of Common Stock acquired by Cantor and beneficially owned and held by Cantor for its own account as of the date hereof.”
2.
Section 3.16 of the Underwriting Agreement is hereby deleted and replaced with the following:

“3.16   Payment of Deferred Underwriting Commission on Business Combination.   Upon the consummation of the Company’s initial Business Combination, the Company agrees that it will cause the Trustee to pay the cash portion of the Deferred Underwriting Commission directly from the Trust Account to the Representative and deliver the Common Stock portion of the Deferred Underwriting Commission to Cantor in book entry form, in each case, in accordance with Section 1.3. Any such Common Stock shall be registered in such name or names as Cantor may request in writing at least two (2) full Business Days prior to the consummation of the initial Business Combination.”
3.
Notwithstanding the foregoing, if the Hycroft Purchase Agreement is terminated, Section 1.3 and 3.16 will each automatically revert back to their original form in the Underwriting Agreement in respect of any Business Combination between the Company and a party other than Hycroft.

II.
Company Representations and Covenants

The Company represents, warrants and covenants to Cantor that:
a.
Subject to obtaining all required approvals necessary in connection with the performance of the Hycroft Purchase Agreement (including, without limitation the approval of the Company’s stockholders) (together, the “Required Approvals”), the Company has all requisite corporate power and authority to deliver and perform its obligations under this Amendment.

b.
Subject to obtaining the Required Approvals, the Common Stock issued as part of the Deferred Underwriting Commission (the “Deferred Commission Shares”) have been duly authorized and, when issued and delivered to Cantor against receipt of full consideration therefor in accordance with the terms of the Underwriting Agreement, as amended by this Amendment, the Deferred Commission Shares will be validly issued, fully paid and non-assessable.

c.
Subject to obtaining the Required Approvals, this Amendment has been duly authorized, executed and delivered by the Company, and assuming that Amendment constitutes the valid and binding agreement of the Representative and the Underwriters, is the valid and binding obligations of the Company, enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

d.
Any “Common Stock” issued to Cantor pursuant to the Amendment will be subject to registration rights on substantially the same terms as set forth in the form of Amended and Restated Registration Rights Agreement among the Company, Cantor and the other parties thereto attached to the Hycroft Purchase Agreement.

III.
Cantor Representations and Warranties

Cantor represents and warrants to the Company that:
a.
At the time Cantor was offered the Deferred Commission Shares, it was, and as of the date hereof, Cantor is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or

(7) under the Act), (ii) is acquiring the Deferred Commission Shares only for its own account and (iii) not for the account of others, and not on behalf of any other account or person or entity or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Act.
b.
Cantor understands that the Deferred Commission Shares are being offered in a transaction not involving any public offering within the meaning of the Act and that the Deferred Commission Shares delivered at the Closing have not been registered under the Act.

c.
Cantor understands that the Deferred Commission Shares may not be resold, transferred, pledged or otherwise disposed of by Cantor absent an effective registration statement under the Act, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Act or (iii) pursuant to another applicable exemption from the registration requirements of the Act, and that any certificates representing the Deferred Commission Shares shall contain a legend to such effect. Cantor acknowledges that the Deferred Commission Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Act. Cantor understands and agrees that the Deferred Commission Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Cantor may not be able to readily resell the Deferred Commission Shares and may be required to bear the financial risk of an investment in the Deferred Commission Shares for an indefinite period of time. Cantor understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Deferred Commission Shares.

d.
Cantor acknowledges that there have been no representations, warranties, covenants and agreements made to Cantor by the Company, or any of their respective officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Amendment) or by implication. In making its decision to acquire the Deferred Commission Shares, Cantor has relied solely upon independent investigation made by Cantor and the representations and warranties of the Company set forth herein.

e.
Cantor acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.

f.
As of the date hereof, Cantor beneficially owns and holds for its own account 200,000 shares of Common Stock (the “Specified Shares”). Cantor acknowledges that any shares of Common Stock acquired after the date hereof shall not be considered Specified Shares for purposes of this Amendment or the Underwriting Agreement.

IV.
Miscellaneous

Except as expressly provided in this Amendment, all of the terms and provisions in the Underwriting Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment, modification or waiver of any provision of the Underwriting Agreement, or any other right, remedy, power or privilege of any party to the Underwriting Agreement, except as expressly set forth herein. Any reference to the Underwriting Agreement in the Underwriting Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Underwriting Agreement, as amended or modified by this Amendment (or as the Underwriting Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Underwriting Agreement, as amended and modified by this Amendment, together with the other agreements and documents delivered pursuant to or in connection with the Underwriting Agreement, constitutes the entire agreement between the parties with respect to the subject matter of the Underwriting Agreement, as amended by this Amendment, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. The provisions of Section 10 of the Underwriting Agreement (other than Section 10.4) are hereby incorporated herein by reference and apply to this Amendment as if all references to the “Agreement” contained therein were instead references to this Amendment. The terms of this Amendment shall be interpreted, enforced, governed by and construed in a manner consistent with the provisions of the Underwriting Agreement.
[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, kindly indicate your acceptance in the space provided for that purpose below, whereupon it will become a binding agreement among the Company and the several Underwriters in accordance with its terms.
Very truly yours,
MUDRICK CAPITAL ACQUISITION CORPORATION
By:
/s/ Jason Mudrick

Name: Jason Mudrick
Title: Chief Executive Officer
[SIGNATURE PAGE TO UNDERWRITING AGREEMENT AMENDMENT]

The foregoing Amendment
is hereby confirmed and accepted as
of the date first above written.
CANTOR FITZGERALD & CO., as
Representative of the several Underwriters
By:
/s/ Shawn P. Matthews

Name: Shawn P. Matthews
Title: CEO
[SIGNATURE PAGE TO UNDERWRITING AGREEMENT AMENDMENT]

Annex M
ConfidentialJanuary 13, 2020
Mudrick Capital Acquisition Corporation
527 Madison Avenue
6th Floor
New York, NY 10022
Attention: The Board of Directors
Ladies and Gentlemen:
Mudrick Capital Acquisition Corporation (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company (in their capacity as members of the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company of the Consideration (as defined below) to be issued and paid by the Company and Acquisition Sub (defined below) in the contemplated transaction described below (the “Proposed Transaction”).
Description of the Proposed Transaction
Duff & Phelps understands that the Company is contemplating entering into a Purchase Agreement (the “Purchase Agreement”) by and among the Company, MUDS Acquisition Sub, Inc., a wholly owned subsidiary of the Company (“Acquisition Sub”), and Hycroft Mining Corporation (the “Seller”). Capitalized terms used and not otherwise defined in this Opinion shall have the respective meanings ascribed to such terms in the Purchase Agreement. You have advised us that the Purchase Agreement provides for, among other things, the acquisition by Acquisition Sub of all or substantially all of the assets of the Seller (the “Assets”) subject to certain liabilities of the Seller (the “Assumed Liabilities”) as described in the Purchase Agreement, in exchange for (i) the repayment by or at the direction of Acquisition Sub, on behalf of the Seller, of the First Lien Debt and the Jacobs Note (the “Repaid Debt Consideration”), (ii) the assumption by the Company of not more than $80,000,000 in aggregate principal amount of New Subordinated Notes (the “Assumed Notes Consideration”), (iii) the acquisition by Acquisition Sub of any New Subordinated Notes in excess of the Assumed New Subordinated Notes (the “Excess Notes”) and the 1.5 Lien Notes in exchange for the Excess Notes Share Payment and the Excess Notes Cash Payment Amount, if any (together, the “Excess Notes Consideration”), and the 1.5 Lien Share Payment and the 1.5 Lien Cash Payment Amount, if any (together, the “1.5 Lien Consideration”), respectively (and the subsequent transfer of such Excess Notes and 1.5 Lien Notes to the Seller for cancellation), and (iv) issuance by the Company to the Seller of the Purchase Shares (the “Share Consideration” and, collectively with the Repaid Debt Consideration, the Assumed Notes Consideration, the Excess Notes Consideration and the 1.5 Lien Consideration, the “Consideration”), and the Company will assume the Assumed Liabilities. You have also advised us that prior to or at the consummation of the Proposed Transaction, the Company, Acquisition Sub and the Seller will effect or cause to be effected (i) the conversion of certain subsidiaries of Seller to limited liability companies, (ii) the issuance by Parent in an equity financing of shares of Parent Common Stock at a price of $10.00 per share of Parent Common Stock, (iii) the exchange of the 1.25 Lien Notes for New Subordinated Notes, (iv) the conversion (the “Second Lien Conversion”) of the Second Lien Notes into Seller Common Stock, (v) the consummation of the transactions contemplated by the Forward Purchase Contract, (vi) the surrender by Sponsor of the Surrendered Shares, (vii) the assumption by Parent of the Sprott Credit Agreement and the funding of the applicable amount thereunder, and (viii) the transactions contemplated by the Sprott Royalty Agreement (such transactions described in the immediately preceding clauses (i) through (viii), the “Ancillary Transactions”). With your consent, Duff & Phelps has evaluated the fairness, from a financial point of view, to the Company of the Consideration to be issued and paid by the Company and Acquisition Sub in the Proposed Transaction as though all of the Consideration was being issued and paid by the Company and all of the Assets were being received by the Company subject to the Assumed Liabilities.
Scope of Analysis
In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:
1.
Reviewed the following documents:

a.
The Company’s prospectus on Form S-1 filed with the Securities and Exchange Commission (“SEC”) on January 16, 2018; the annual report and audited financial statements on Form 10-K filed with the SEC for the year ended December 31, 2018 and the Company’s unaudited interim financial statements as of, and for three and nine months ended, September 30, 2019 included in the Company’s Form 10-Q filed with the SEC;

b.
Internal documents relating to the history, current operations, and probable future outlook of the Company and the Seller, including financial projections, provided to us by management of the Seller;

c.
The NI 43-101 Technical Report — Heap Leaching Feasibility Study, Winnemucca, Nevada, USA dated July 31, 2019 prepared by M3 Engineering and Technology in association with SRK Consulting US for Hycroft Mining Corporation;

d.
A letter dated January 13, 2020 from the management of the Company which made certain representations as to certain information and assumptions regarding the Company and the Seller; and

e.
Documents related to the Proposed Transaction, including an execution copy, received by us on January 12, 2020, of the Purchase Agreement;

2.
Discussed the information referred to above and the background and other elements of the Proposed Transaction with the managements of the Company and the Seller;

3.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, and including, solely for informational purposes, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of selected transactions that Duff & Phelps deemed relevant; and

4.
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions
In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:
1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management and Seller management, and did not independently verify such information;

2.
Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.
Assumed that information supplied and representations made by Company management and Seller management are substantially accurate regarding the Company, the Seller and the Proposed Transaction;

5.
Assumed that all permits necessary for the operation of the business have been or will be obtained in a timely manner;

6.
Assumed that the representations and warranties made in the Purchase Agreement are substantially accurate;

7.
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or the Seller since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.
Assumed that all of the conditions required to implement the Proposed Transaction and the Ancillary Transactions will be satisfied and that the Proposed Transaction and the Ancillary Transactions will be completed in accordance with the Purchase Agreement, without any amendments thereto or any waivers of any terms or conditions thereof, and in accordance with other documentation describing the Proposed Transaction provided to us by management of the Company and further assumed that 100% of the Second Lien Notes would be converted into Seller Common Stock in the Second Lien Conversion; and

10.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction and the Ancillary Transactions will be obtained without any adverse effect on the Company, the Seller, the Assets, the Assumed Liabilities or the contemplated benefits expected to be derived in the Proposed Transaction.

In addition, in performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, at the Company’s direction, assumed that (i) the trust account balance of the Company per share and recent trading prices of the Company Common Stock provide a reasonable basis upon which to evaluate the Company Common Stock, the Company and the Purchase Shares, (ii) the value of the debt to be repaid or acquired in connection with the Proposed Transaction is equal to the amount of cash and the value of the shares of Parent Common Stock (which shares you have instructed us to assume shall have a value equal to the Private Financing Price Per Share) issued or paid by the Company and Acquisition Sub to pay off or acquire such debt, (iii) the Excess Notes Consideration and the 1.5 Lien Consideration shall consist solely of the Excess Notes Share Payment and the 1.5 Lien Share Payment and (iv) any adjustment to the Purchase Shares pursuant to the Purchase Agreement or otherwise will not be material to Duff & Phelps’ analyses or this Opinion.
To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.
Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.
Duff & Phelps did not evaluate the Company’s or the Seller’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company or the Seller, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.
Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s, the Seller’s or any other party’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Consideration in the Proposed Transaction, or with respect to the fairness of any such compensation.
This Opinion is furnished for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent or as otherwise permitted by the Engagement Letter (as defined below). This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) other than assuming the consummation thereof in accordance with the terms set forth in the Purchase Agreement, does not address any Ancillary Transaction or any other transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction, any Ancillary Transaction or any other related transaction, and (iv) does not indicate that the Consideration being issued and paid is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction, any Ancillary Transaction or any other related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.
This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated December 30, 2019 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.
Disclosure of Prior Relationships
Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Board of Directors that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has provided and continues to provide certain portfolio valuation advisory services to certain affiliates of the Company and the Seller. For these prior engagements, Duff & Phelps has received and will receive customary fees, expense reimbursement, and indemnification.

Conclusion
Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Consideration to be issued and paid by the Company and Acquisition Sub in the Proposed Transaction pursuant to the Purchase Agreement is fair, from a financial point of view, to the Company.
This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.
Respectfully submitted,
Duff & Phelps, LLC

Annex N
January 13, 2020
Board of Directors
Hycroft Mining Corporation
8181 E Tufts Ave. Suite 510
Denver, CO 80237, USA
Members of the Board of Directors:
We understand that Hycroft Mining Corporation, a Delaware corporation (the “Company”), Mudrick Capital Acquisition Corporation, a Delaware corporation (the “Parent”), and MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of the Parent (the “Acquisition Sub”) propose to enter into a Purchase Agreement (the “Agreement”), which provides, among other things, for a transaction (the “Transaction”) pursuant to which, following the consummation of the LLC Conversions, the Company will sell to the Acquisition Sub, and the Acquisition Sub will purchase from the Company, the Direct Subsidiary Equity Interests and the Transferred Assets, which constitute all or substantially all of the assets of the Company. In the Transaction, the aggregate consideration payable for the Direct Subsidiary Equity Interests and the Transferred Assets will be (a) (i) the Excess Notes, (ii) the 1.5 Lien Notes, (iii) cash equal to the Payoff Amounts and (iv) the Purchase Shares (collectively, the “Aggregate Acquisition Consideration”). In addition, in the Transaction, the Parent will assume the Assumed New Subordinated Notes (among other liabilities assumed by the Parent and the Acquisition Sub). The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.
You have asked for our opinion as to whether, as of the date hereof, the Aggregate Acquisition Consideration to be received by the Company, together with the assumption by the Parent of the Assumed New Subordinated Notes, in each case, pursuant to the Agreement is fair, from a financial point of view, to the Company. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to other potential strategies or transactions that may be available to the Company.
For purposes of the opinion set forth herein, we have:
1.
reviewed the draft of the Agreement dated January 13, 2020 and certain related documents, including: the Term Sheet dated December 10, 2018, by and between the Company and the Parent; the letter agreement dated October 4, 2019, by and between the Company and the Parent; the Credit Agreement dated October 4, 2019, by and between the Parent, Sprott Private Resource Lending II, LP, and the other parties thereto; a draft of the Exchange Agreement relating to the 1.5 Lien Notes dated January 6, 2020, by and between the Acquisition Sub, the Parent and the entities listed on Schedules A and B thereto (the “1.5 Lien Exchange Agreement”); a draft of the Note Exchange Agreement relating to the 1.25 Lien Notes dated January 13, 2020, by and between the Parent, certain subsidiaries of the Company, the persons listed on Schedule 1.1 thereto, and WBox 2015-5 Ltd., as Collateral Agent (the “1.25 Lien Exchange Agreement”); a draft of the Note Conversion and Consent Agreement dated January 13, 2020, by and between the Company and the holders of certain convertible notes of the Company (the “2L Conversion and Consent Agreement”); a draft of the Letter Agreement dated January 13, 2020, by and between the Company, the Parent and Acquisition Sub (the “Parent-Sponsor Letter Agreement”); a draft of the Subscription/Backstop Agreement dated January 13, 2020, by and between the Parent and the Subscribers referred to therein (the “PIPE Agreement”); and a draft form of the Royalty Agreement provided by the Company on January 12, 2020, by and between the Parent, the Company and Sprott Private Resource Lending II Inc. (the “Sprott Royalty Agreement,” collectively with the 1.5 Lien Exchange Agreement, the 1.25 Lien Exchange Agreement, the 2L Conversion and Consent Agreement, the Parent-Sponsor Letter Agreement, the PIPE Agreement and the Sprott Royalty Agreement, the “Transaction Documents”);
2.
reviewed audited financial statements of the Company for the fiscal year ended December 31, 2018 and unaudited financial statements of the Company for the eleven months ended November 30, 2019 (the “2019 Unaudited Financial Statements”) and certain other business and financial information relating to the Company, in each case provided to us by the Company;

3.
reviewed the NI 43-101 Technical Report: Heap Leaching Feasibility Study prepared by M3 Engineering and Technology with an effective date of July 31, 2019 (the “Feasibility Study”);

4.
reviewed certain publicly available financial statements of the Parent dated September 30, 2019, December 31, 2018 and September 25, 2017 and certain other publicly available business and financial information relating to the Parent;

5.
reviewed certain information, including financial forecasts and other financial and operating data, concerning the Company supplied to or discussed with us by the management of the Company, including financial forecasts relating to the Company and valuations derived on a stand-alone, net present value basis for the Company comprised of an unlevered discounted cash flow analysis for (a) the mining asset, (b) corporate costs, and (c) the Sprott Royalty Agreement at a discount rate consistent with the Feasibility Study (the “Base Case NPV Analysis”) in each case prepared by the management of the Company and approved for our use by the Company (collectively, the “Forecasts”);

6.
reviewed a draft presentation on the proposed structure for the Transaction dated January 6, 2020 supplied to us by the Parent;

7.
reviewed a presentation on the transaction structure dated January 2020 supplied to us by the Company;

8.
reviewed a financial model illustrating various Transaction consideration outcomes based on holders of the Parent’s common stock exercising redemption rights, supplied to us by the Company on January 3, 2020;

9.
reviewed the Warrant Agreement, dated October 22, 2015, by and between the Company, Computershare Inc., and Computershare Trust Company, N.A., and a related Warrant Representation Letter from the Company dated January 2, 2020;

10.
reviewed certain presentations to the Board concerning the Transaction dated September 10, 2018, September 14, 2018, September 24, 2018, November 26, 2018 and December 10, 2019 supplied to us by the Company;

11.
reviewed a presentation providing an overview of the Transaction dated October 2019 prepared by the Company;

12.
reviewed a presentation relating to financing scenarios for the Company dated October 8, 2019 prepared by the Company;

13.
reviewed a management presentation dated October 2018 prepared by the Company;

14.
reviewed the Company’s draft Registration Statement on Form S-1 dated August 31, 2018;

15.
discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

16.
reviewed the historical market prices for the common stock of the Parent;

17.
reviewed the book value of assets of the Company based on the 2019 Unaudited Financial Statements, as provided by the Company and the net plant, equipment and mine development and net mineral properties of the Company as set forth in the Company’s publicly available balance sheet dated June 30, 2015;

18.
performed a sensitivity analysis on the Base Case NPV Analysis based on various operational and financial factors that we deemed appropriate;

19.
compared the Aggregate Acquisition Consideration, together with the assumption by the Parent of the Assumed New Subordinated Notes, with values for the Company derived based on certain financial information and trading valuations of certain publicly traded companies that we deemed relevant;

20.
compared the Aggregate Acquisition Consideration, together with the assumption by the Parent of the Assumed New Subordinated Notes, with values for the Company derived based on the financial terms, to the extent publicly available, of certain transactions that we deemed relevant; and

21.
performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with, us. With respect to the Forecasts, we have assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company, and we have relied upon the Forecasts in arriving at our opinion. We express no opinion with respect to the Forecasts or the assumptions upon which they are based. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the final, executed Agreement and the Transaction Documents, which we have further assumed will be identical in all material respects to the latest drafts thereof that we have reviewed, and without waiver or modification of any terms or conditions the effect of which would be in any way meaningful to our analysis. We have further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained without any effect on the Company, the Parent, the Transaction or the contemplated benefits of the Transaction in any way meaningful to our analysis. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and the Parent and their respective advisors with respect to such issues. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.
We were not requested to and did not provide advice concerning the structure, the specific amount of consideration, or any other aspects of the sale, or to provide services other than the delivery of this opinion. We were not requested to and did not solicit any expressions of interest from any other parties with respect to any alternative transaction. We were not requested to and did not participate in the discussions or negotiations with respect to the terms of the Transaction. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to the Transaction, and no opinion is expressed as to whether any alternative transaction might produce consideration for the Company in an amount in excess of the Aggregate Acquisition Consideration, together with the assumption by the Parent of the Assumed New Subordinated Notes.
We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for rendering this opinion to the Board of Directors of the Company (the “Board”) that is not contingent upon the consummation of the Transaction or any conclusion set forth in this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As the Board has been advised, during the two years preceding the date of this opinion we have not been engaged by, performed any services for or received any compensation from the Company, the Parent or their respective affiliates (other than any amounts that were paid to us under the letter agreement pursuant to which we were retained as a financial advisor to the Company in connection with the Transaction).

It is understood that this letter is solely for the information of the Board and is rendered to the Board in connection with its consideration of the Transaction and may not be used for any other purpose or relied upon by any other person without our prior written consent. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Acquisition Consideration, together with the assumption by the Parent of the Assumed New Subordinated Notes to be received by the Company pursuant to the Agreement. We are not expressing any view or opinion as to any other terms or aspect of the Agreement or the Transaction or any agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including as to the fairness of the Transaction to, or any consideration to be received in connection with the Transaction, directly or indirectly, by holders of any class of securities (including common stock, par value $0.001 per share, of the Company (“Common Stock”) or any warrant to acquire shares of Common Stock), any creditors or any constituencies of the Company, or the allocation of such consideration among such securityholders, creditors or constituencies. We are also not expressing any view or opinion as to the impact of the Transaction on the solvency or the viability of the Company or the Parent or their ability to pay their respective obligations when they come due. We express no view or opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Aggregate Acquisition Consideration together with the assumption by the Parent of the Assumed New Subordinated Notes, in each case pursuant to the Agreement, or with respect to the fairness of any such compensation. We also express no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and we assume that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Board as to whether they should approve the Transaction or the Agreement or take any other action in connection therewith, nor does it constitute a recommendation as to how any stockholder of the Company should vote or otherwise act with respect to the Transaction.
Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Aggregate Acquisition Consideration to be received by the Company, together with the assumption by the Parent of the Assumed New Subordinated Notes, in each case pursuant to the Agreement is fair, from a financial point of view, to the Company.
Very best regards,
GREENHILL & CO., LLC
By:
/s/ Kevin Costantino

Kevin Costantino
Managing Director
GREENHILL & CO. CANADA LTD.
By:
/s/ Michael Nessim

Michael Nessim
Managing Director